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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 31, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PLAINS GP HOLDINGS, L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4610	26-0770249
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 Clay Street, Suite 1600
Houston, Texas 77002
(713) 646-4100
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant's Principal Executive Offices)

Tim Moore
333 Clay Street, Suite 1600
Houston, Texas 77002
(713) 646-4100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
David P. Oelman D. Alan Beck, Jr. Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Joshua Davidson Gerald M. Spedale Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common units representing limited partner interests	$400,000,000	$12,280

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 31, 2007

P  R  O  S  P  E  C  T  U  S

PLAINS GP HOLDINGS, L.P.

              Common Units

Representing Limited Partner Interests

        This is the initial public offering of our common units. We expect the initial public offering price of our common units to be between $            and $            per common unit. Upon completion of this offering, we will own all of the Class A units in Plains AAP, L.P., which owns a 2% general partner interest and all of the incentive distribution rights in Plains All American Pipeline, L.P., which we refer to as PAA, and 15 million common units representing a 12.7% limited partner interest in PAA. PAA is a publicly traded Delaware limited partnership that is engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products.

        Before this offering, there has been no public market for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol "            ."

        Investing in our common units involves risks. Please read "Risk Factors" beginning on page 23.

        These risks include the following:

  •
  Our cash flow will be entirely dependent upon the ability of PAA to make cash distributions to us.

  •
  PAA's managing general partner, with the consent of our general partner but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive, which may reduce cash distributions to you.

  •
  Our unitholders do not elect our general partner or vote in the election of the directors of our general partner. Upon completion of this offering, the owners of our general partner will own a sufficient number of common units to prevent the involuntary removal of our general partner.

  •
  You will experience immediate and substantial dilution of $        per common unit in the net tangible book value of your common units.

  •
  Conflicts of interest may arise as a result of our organizational structure and the relationships among us, PAA and our respective general partners and affiliated entities, including the owners of our general partner.

  •
  If we or PAA were to become subject to entity-level taxation for federal or state tax purposes, then our cash available for distribution to you would be substantially reduced.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to us (before expenses)	$	$

        We have granted the underwriters a 30-day option to purchase up to an additional            common units on the same terms and conditions as set forth above if the underwriters sell more than            common units in this offering.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the common units on or about                        , 2007.

Citi	Lehman Brothers

                        , 2007

TABLE OF CONTENTS

SUMMARY	1
Plains GP Holdings, L.P.	1
Our Structure and Ownership After This Offering	5
Ownership and Organizational Chart After This Offering	6
Our Management and Principal Executive Offices	7
Summary of Risk Factors	8
The Offering	11
Plains All American Pipeline, L.P.	14
General	14
Summary of Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements	16
Summary Historical and Pro Forma Financial Data	18
RISK FACTORS	23
Risks Inherent in an Investment in Us	23
Risks Related to Conflicts of Interest	31
Risks Related to PAA's Business	34
Tax Risks to Common Unitholders	44
FORWARD-LOOKING STATEMENTS	49
USE OF PROCEEDS	51
CAPITALIZATION	52
DILUTION	53
OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS	54
General	54
Pacific IDR Reduction and Support Units	57
PAA GP—Class B Units	58
Our Initial Distribution Rate	59
Overview of Presentation	61
Non-GAAP Financial Measures	61
Unaudited Pro Forma Available Cash to Pay Distributions for the Year Ended December 31, 2006 and the Twelve Months Ended June 30, 2007	61
Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Plains All American Pipeline, L.P.	66
Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Plains All American Pipeline, L.P.	69
Other Assumptions	72
Our Sources of Distributable Cash	73
HOW WE MAKE CASH DISTRIBUTIONS	74
General	74
Definition of Available Cash	74
Common Units	74
Support Units	74
General Partner Interest	75
Adjustments to Capital Accounts	76
Distributions of Cash Upon Liquidation	76
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA	77

i

        Until                        , 2007 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus prepared by or on behalf of us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus or any free writing prospectus. If anyone provides you with additional, different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. Unless otherwise indicated, you should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or any sale of common units offered hereby.

v

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and pro forma condensed consolidated financial statements and the notes to those financial statements, and the other documents to which we refer for a more complete understanding of this offering. Furthermore, you should carefully read "Risk Factors" for more information about important risks that you should consider before making a decision to purchase common units in this offering.

        Except as otherwise indicated, the information presented in this prospectus assumes (1) an initial public offering price of $            per common unit and (2) that the underwriters do not exercise their option to purchase additional common units from us. All references in this prospectus to (1) "our," "we," "us," and the "Company" refer to Plains GP Holdings, L.P. and its wholly owned subsidiaries, (2) "PAA" refer to Plains All American Pipeline, L.P. and its operating subsidiaries collectively, or to Plains All American Pipeline, L.P., individually, as the context may require, (3) "PAA GP" refer to Plains AAP, L.P., the general partner of PAA, (4) "GP LLC" refer to Plains All American GP LLC, the general partner of PAA GP, and (5) our "partnership agreement" refer to the Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P. to be adopted contemporaneously with the closing of this offering. We refer to liquefied petroleum gas and other natural gas-related petroleum products as "LPG."

Plains GP Holdings, L.P.

        We are a Delaware limited partnership formed in August 2007, and our cash generating assets consist solely of direct and indirect partnership interests in Plains All American Pipeline, L.P. (NYSE: PAA). PAA is a publicly traded Delaware limited partnership engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and LPG. Through its 50% ownership in PAA/Vulcan Gas Storage LLC, which we refer to as PAA/Vulcan, PAA is involved in the development and operation of natural gas storage facilities. Based on equity market capitalization of outstanding limited partner units as of June 30, 2007, PAA was one of the five largest energy-related publicly traded master limited partnerships.

        Upon completion of this offering, we will own:

  •
  100% of the Class A units of PAA GP, which owns a 2% general partner interest and all of the incentive distribution rights in PAA;

  •
  15,000,000 common units of PAA, representing a 12.7% limited partner interest in PAA; and

  •
  a 100% membership interest in GP LLC, the general partner of PAA GP.

        Our primary business objective is to increase cash distributions to our unitholders. We intend to monitor the implementation of PAA's business strategies and, when appropriate to our primary business objective, facilitate PAA's growth through various forms of financial support, including, but not limited to, modification of PAA's incentive distribution rights or loans or capital contributions in exchange for yielding or non-yielding equity interests.

        Pursuant to PAA's partnership agreement, the incentive distribution rights, together with the 2% general partner interest, in PAA are entitled to receive:

  •
  15% of all cash distributed in a quarter after $0.450 has been distributed in respect of each common unit of PAA for that quarter; and

  •
  25% of all cash distributed in a quarter after $0.495 has been distributed in respect of each common unit of PAA for that quarter; and

  •
  50% of all cash distributed in a quarter after $0.675 has been distributed in respect of each common unit of PAA for that quarter.

        Since year-end 2000, PAA has increased its quarterly cash distribution 20 times, including increases in the last thirteen consecutive quarters. During that time period, PAA has increased its quarterly distribution by 79% from $0.4625 per common unit, or $1.85 on an annualized basis, to $0.83 per common unit, or $3.32 on an annualized basis, based on the quarterly cash distribution paid by PAA on August 14, 2007. Such increase equates to a compounded annual growth rate in PAA distributions of 9.4%.

        In connection with PAA's merger with Pacific Energy Partners, L.P. in 2006, which we refer to as the Pacific merger, the former owners of PAA GP agreed to forego an aggregate of $65 million in incentive distributions through 2011, including $20 million in 2007, $15 million in each of 2008 and 2009, $10 million in 2010 and $5 million in 2011. We refer to this reduction in the incentive distributions as the Pacific IDR reduction. As consideration for their contribution of assets to us, the former owners of PAA GP have agreed to receive common units as well as support units. The support units will forego distributions each quarter in an amount equal to the Pacific IDR reduction for that quarter. The distributions foregone by the support units will entitle our common unitholders to receive distributions as if the Pacific IDR reduction had not occurred. The support units will only be entitled to participate in distributions in excess of $        per unit in any quarter. For more information about the Pacific IDR reduction and the support units, please read "How We Make Cash Distributions—Support Units."

        As the holder of the Class A units of PAA GP, we are entitled to receive all of the cash distributions by PAA on its incentive distribution rights and 2% general partner interest less amounts, if any, payable to holders of PAA GP's Class B units. Certain members of PAA's management own Class B units of PAA GP, which are entitled to participate in cash distributions from PAA GP above $11.0 million per quarter. As of the date hereof, up to approximately 163,000 Class B units have been issued or approved for issuance and 37,000 Class B units are reserved for future issuance. The Class B units are subject to restrictions on transfer and are not currently entitled to any distributions, but will be entitled to participate in distributions in any quarter in which PAA distributes at least $0.875 per common unit ($3.50 per common unit on an annualized basis). Assuming all authorized Class B units are issued, the maximum participation would be 8% of the amount in excess of $11.0 million per quarter. The Class B units represent a long-term management incentive program instituted by the owners of PAA GP and are subject to certain vesting provisions that extend through 2015, subject to accelerated vesting (if the performance thresholds for earning have been met) for certain change of control and termination of employment events. For more information about the Class B units, please read "Management—PAA GP—Class B Units."

        Based upon PAA's equity capitalization of approximately 116 million common units as of June 30, 2007, PAA's current annualized distribution of $3.32 per common unit and the effect of the Pacific IDR reduction, we would receive an annual distribution of approximately $142.5 million, consisting of $7.9 million from the 2% general partner interest, $84.8 million from the incentive distribution rights and $49.8 million from the 15 million common units of PAA that we own. Based on this distribution from PAA, our equity capitalization of            common units outstanding and the payment of expenses, we expect that our initial quarterly distribution will be $            per common unit (or $         per common unit on an annualized basis) and $0 on the support units. Excluding the temporary impact of the Pacific IDR reduction at the 2008 and 2009 annualized level of $15.0 million, the current annualized PAA distribution of $3.32 per unit would result in an annual distribution to us of approximately $157.5 million.

        Increases in cash distributions we receive with respect to our interests in PAA are generally a result of two factors: (i) an increase in PAA's per unit distribution level and/or (ii) an increase in the number of PAA units outstanding. PAA has in the past engaged in transactions that have resulted in significant increases in both its per unit distribution level and outstanding equity capitalization and may engage in similar transactions in the future. For example, as a result of the Pacific merger, PAA increased the annualized distribution on its units from $2.83 per unit prior to the announcement of the transaction to $3.20 per unit after the completion of the transaction, an increase of 13%. In the unit-for-unit exchange with Pacific and related equity financings, PAA issued 32.1 million new common units, which increased its units outstanding by 42%. As a result of the transaction and related equity financings, annualized distributions to PAA GP related to its 2% interest and incentive distribution rights increased from $33.9 million to $68.5 million, including the impact of the temporary Pacific IDR reduction, an increase of 102%. Because the incentive distribution rights currently participate at the maximum 48% target cash distribution level, future growth in distributions we receive from PAA will not result from an increase in the target cash distribution level associated with the incentive distribution rights.

        The graph set forth below illustrates the historical growth in PAA's paid annualized distributions per common unit and the corresponding historical growth on an annualized basis in quarterly distributions to PAA GP, including the 2% interest and the incentive distribution rights, giving effect to the Pacific IDR reduction beginning with PAA's quarterly distribution paid on February 14, 2007:

(1)
The amount of the Pacific IDR reduction was $5 million per quarter in each of the 2007 quarters. These amounts were foregone as a result of the Pacific IDR reduction.

        Over the past nine years, PAA has completed and integrated 49 acquisitions with an aggregate purchase price of approximately $5.2 billion, and has implemented internal expansion capital projects totaling approximately $1.0 billion. PAA has announced and is in the process of executing its $550 million 2007 expansion capital program. We believe that PAA is well positioned to continue the successful execution of its business strategies. We believe that PAA's inventory of internal growth projects coupled with its record of strategic and accretive acquisitions should result in continued growth in cash distributions paid by PAA.

        The following graph shows cash distributions payable to us with respect to our interests in PAA and PAA GP across a range of hypothetical annualized distributions per unit made by PAA, and is based on PAA's equity capitalization of approximately 116 million common units as of June 30, 2007 and PAA's current quarterly cash distribution of $0.83 per unit ($3.32 on an annualized basis). This information is presented for illustrative purposes only. This information is not intended to be a prediction of future performance and does not attempt to illustrate the impact of changes in our or PAA's business. The impact to us of changes in PAA's cash distribution levels will vary depending on several factors, including the number of PAA's outstanding common units on the record date for cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of PAA. Please read "Risk Factors."

(1)
Annualized general partner and incentive distributions are net of payments to the Class B Units of $1.4 million, $1.7 million and $1.9 million for PAA annualized distribution levels of $3.52, $3.62 and $3.72 per unit, respectively. Please read "Management—PAA GP—Class B Units."

(2)
For the purposes of this illustration, the amount of Pacific IDR reduction is assumed to be $15 million, which reflects the annual amount for each of 2008 and 2009.

        We pay to our common unitholders, on a quarterly basis, distributions equal to the cash we receive from PAA, less cash reserves established by our general partner to, among other things:

  •
  comply with applicable law;

  •
  comply with any agreement binding upon us or our subsidiaries (exclusive of PAA and its subsidiaries);

  •
  provide for future distributions to our unitholders;

  •
  provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect us in the future;

  •
  provide for our general, administrative and other expenses, including those we will incur as the result of becoming a publicly traded company;

  •
  permit us to pay PAA GP as necessary to permit PAA GP to make required capital contributions to PAA to maintain its 2% general partner interest upon the issuance of partnership securities by PAA; or

  •
  otherwise provide for the proper conduct of our business, including with respect to the matters described under "Description of Our Partnership Agreement—Purpose."

        If PAA is successful in implementing its business strategies and increasing distributions to its partners, we would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in PAA's distributions. We cannot assure you that any distributions will be declared or paid by PAA. Please read "Our Cash Distribution Policy and Restrictions on Distributions" and "Risk Factors."

Our Structure and Ownership After This Offering

        We were formed in August 2007 as a Delaware limited partnership. In connection with this offering, we, PAA GP, GP LLC and the former owners of PAA GP and GP LLC, which include members of our and PAA's management and which we refer to as the contributing parties, will enter into a contribution agreement pursuant to which, at the closing of this offering: (i) all of the membership interests of GP LLC will be contributed to us, (ii) all of the Class A units in PAA GP (the owner of PAA's 2.0% general partner interest and the incentive distribution rights) will be contributed to us and (iii) 15 million common units of PAA will be contributed to us. As consideration for these contributions and in accordance with the terms of the contribution agreement, we will issue to the contributing parties            of our common units and            of our support units. The terms of the contribution agreement will be determined by the contributing parties and will not be the result of arm's-length negotiations.

        The following chart depicts our and our affiliates' organizational and ownership structure after giving effect to this offering and the transactions described above. Upon completion of this offering:

  •
  Our general partner, Plains Holdings GP LLC, which is owned by the contributing parties, will own a 0.1% general partner interest in us.

  •
  The contributing parties will own            common units, representing a    % limited partner interest in us, and            support units, representing a    % limited partner interest in us.

  •
  Our public unitholders will own            common units, representing a    % limited partner interest in us.

  •
  We will own 15 million common units of PAA, representing a 12.7% limited partner interest in PAA.

  •
  We will own a 100% membership interest in GP LLC and 100% of the Class A units of PAA GP, which is the entity that owns a 2% general partner interest and 100% of the incentive distribution rights in PAA.

  •
  Certain members of PAA's management will own            Class B units in PAA GP, which are entitled, under certain circumstances, to participate in cash distributions from PAA GP in excess of $11.0 million per quarter.

Ownership and Organizational Chart After This Offering

*
Class B units are entitled, under certain circumstances, to participate in cash distributions from PAA GP above $11.0 million per quarter. As of the date hereof, up to approximately 163,000 Class B units have been issued or approved for issuance and 37,000 Class B units are reserved for future issuance. Assuming all authorized Class B units are issued, the maximum participation would be 8% of the amount in excess of $11.0 million per quarter. For additional information, please read "Management—PAA GP—Class B Units."

Our Management and Principal Executive Offices

        Plains Holdings GP LLC, our general partner, will manage our operations and activities, including, among other things, establishing the quarterly cash distribution for our common and support units and cash reserves it believes are prudent to provide for the proper conduct of our business. We control and manage PAA through our ownership of GP LLC and PAA GP.

        We expect that our general partner's limited liability company agreement will be amended and restated at the closing of this offering to provide for a board of directors consisting of eight members. We expect that each of Vulcan Energy Corporation, KAFU Holdings, L.P. (an affiliate of Kayne Anderson Investment Management Inc.) and E-Holdings III, L.P. (an affiliate of EnCap Investments L.P.) will be entitled to designate one director to our general partner's board of directors. We further expect that the limited liability company agreement will provide that the Chief Executive Officer of our general partner will serve as a director and Chairman of the Board of our general partner. Subject to certain voting rights agreements, the remaining four directors of our general partner's board of directors will be elected by majority vote of our general partner's members. Please read "Management—Election of Directors." Three of these remaining directors must be independent to qualify for service on the audit committee in accordance with applicable NYSE and SEC rules.

        We anticipate that all of the officers and a majority of the directors of our general partner also will be officers or directors of GP LLC and will serve in a similar capacity at each entity. One of the independent directors of our general partner may also serve as an independent director of GP LLC.

        For additional information regarding the officers and directors of our general partner and GP LLC and the director designation and election procedures described above, please read "Management."

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not out-sourced) will be employed by GP LLC and we will pay GP LLC a fixed fee for general and administrative services. This fee will initially be $1.3 million per year and will be subject to adjustment on an annual basis based on the Consumer Price Index. The fee will also be subject to adjustment if a material event occurs that impacts the general and administrative services provided to us, such as acquisitions, entering into new lines of business or changes in laws, regulations or accounting rules. In addition to this fee for general and administrative services provided to us by GP LLC, we expect to incur direct expenses of approximately $1.7 million per year for costs associated with becoming a separate publicly-traded entity, including legal, tax and accounting expenses.

        We will reimburse GP LLC for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) to maintain GP LLC's legal existence and good standing. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain its legal existence and good standing.

        Our principal executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002, and our phone number is (713) 646-4100. Our Internet address will be                         . We expect to make our periodic reports and other information filed or furnished to the Securities and Exchange Commission available, free of charge, on our web site. Information on our web site or any other web site is not incorporated by reference into this prospectus and does not constitute part of this prospectus.

Summary of Risk Factors

        An investment in our common units involves risks. These risks include, but are not limited to, those described below. For more information about these and other risks, please read "Risk Factors." You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common units.

  Risks Inherent in an Investment in Us

  •
  Our cash flow will be entirely dependent upon the ability of PAA to make cash distributions to us.

  •
  GP LLC, with the consent of our general partner but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive, which may reduce cash distributions to you.

  •
  A reduction in PAA's distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

  •
  If distributions on our common units are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our unitholders will not be entitled to receive that quarter's payments in the future.

  •
  Our cash distribution policy limits our ability to grow.

  •
  Our unitholders do not elect our general partner or vote on our general partner's directors. Upon completion of this offering, the contributing parties will own a sufficient number of common units to allow them to prevent the removal of our general partner.

  •
  You will experience immediate and substantial dilution of $        per common unit in the net tangible book value of your common units.

  Risks Related to Conflicts of Interest

  •
  Conflicts of interest may arise as a result of our organizational structure and the relationships among us, PAA and our respective general partners and affiliated entities, including the owners of our general partner.

  •
  The duties of our general partner's officers and directors may conflict with those of GP LLC and these officers and directors may face conflicts of interest in the allocation of administrative time among our business and PAA's business.

  •
  Our partnership agreement defines our general partner's duties to us and contains provisions that reduce the remedies available to unitholders for actions that might otherwise be challenged as breaches of fiduciary or other duties under state law.

  •
  If we are presented with certain business opportunities, PAA will have the first right to pursue such opportunities.

  •
  Our general partner's affiliates may compete with us.

  •
  Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

  Risks Related to PAA's Business

  •
  PAA's trading policies cannot eliminate all price risks. In addition, any non-compliance with PAA's trading policies could result in significant financial losses.

  •
  The nature of PAA's business and assets exposes PAA to significant compliance costs and liabilities. PAA's asset base has more than tripled within the last four years. PAA has experienced a corresponding increase in the relative number of releases of crude oil to the environment. Substantial expenditures may be required to maintain the integrity of aged and aging pipelines and terminals at acceptable levels.

  •
  Loss of credit rating or the ability to receive open credit could negatively affect PAA's ability to use the counter-cyclical aspects of its asset base or to capitalize on a volatile market.

  •
  The level of PAA's profitability is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. A shut-in of this production due to economic limitations or a significant event could adversely affect our profitability. In addition, these offshore fields have experienced substantial production declines since 1995.

  •
  PAA's profitability depends on the volume of crude oil, refined product and LPG shipped, purchased and gathered.

  •
  PAA's growth strategy requires access to new capital. Tightened capital markets or other factors that increase PAA's cost of capital could impair its ability to grow.

  •
  PAA's pipeline assets are subject to federal, state and provincial regulation. Rate regulation or a successful challenge to the rates PAA charges on its U.S. and Canadian pipeline systems may reduce the amount of cash PAA generates.

  •
  PAA is dependent on use of a third-party marine dock for delivery of waterborne crude oil into its storage and distribution facilities in the Los Angeles basin.

  •
  PAA may not be able to retain existing natural gas storage customers or acquire new customers, which would reduce PAA's cash flow and limit its future profitability.

  Tax Risks to Common Unitholders

  •
  Our tax treatment depends on our status and PAA's status as partnerships for federal income tax purposes, as well as neither PAA nor us being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, which we refer to as the IRS, were to treat us or PAA as a corporation or if we or PAA become subject to additional amounts of entity-level taxation for state or foreign tax purposes, it would reduce the amount of cash available for distribution to our unitholders.

  •
  We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

  •
  If the IRS contests the federal income tax positions we or PAA take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

  •
  Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

  •
  Tax gain or loss on disposition of our common units could be more or less than expected.

  •
  Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

  •
  We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

  •
  The sale or exchange of 50% or more of our capital and profits interests or PAA's capital and profits interests within a twelve-month period will result in the termination of our partnership or PAA's partnership for federal income tax purposes. Moreover, the transactions surrounding our formation and this offering may cause a termination of PAA's partnership for federal income tax purposes.

  •
  Our unitholders will likely be subject to state, local and foreign taxes and return filing requirements in states and jurisdictions where they do not live as a result of investing in our common units.

The Offering

Common units offered	common units.

We may issue up to additional common units if the underwriters exercise their option to purchase additional common units from us. The proceeds from any such issuance will be used to redeem an equal number of common units from the contributing parties.
Units outstanding after this offering	common units and support units.
Use of proceeds
We expect to receive net proceeds of approximately $ million from the sale of our common units, after deducting underwriting discounts and commissions. We will use the net proceeds from this offering to:
• distribute approximately $ million to the contributing parties, $ million of which represents reimbursement for prior capital expenditures; and
• pay approximately $ million of expenses associated with the offering and related formation transactions.
The net proceeds from any exercise of the underwriters' option to purchase additional common units will be used to redeem an equal number of common units from the contributing parties.
Cash distributions
We will pay quarterly distributions at an initial rate of $ per common unit ($ per common unit on an annual basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. Our ability to pay cash distributions at this initial rate is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner, or "available cash." We will distribute our available cash in the following manner:
• first, 99.9% to the holders of our common units and 0.1% to our general partner until each common unit has received the initial quarterly distribution of $ per unit; and
• thereafter, 99.9% to the holders of our common units and support units, pro rata, and 0.1% to our general partner.
Our general partner is not entitled to any incentive distributions.

We will pay you a prorated cash distribution for the first quarter that we are a publicly traded partnership. This cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Any distributions received by us from PAA related to periods prior to the closing of this offering will be distributed to the contributing parties. We expect to pay this cash distribution on or about .

Our pro forma available cash generated during our fiscal year ended December 31, 2006 would have been insufficient by approximately $37.3 million to pay the full initial quarterly distribution on all of our common units. Our pro forma available cash generated for the twelve months ended June 30, 2007 would have been sufficient (after the establishment of our cash reserves) to pay the full initial distribution quarterly distribution on all of our common units. We believe that we will have sufficient available cash to pay the full initial quarterly distribution for the twelve months ending September 30, 2008. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Support units
As consideration for their contribution of assets to us, the former owners of PAA GP have agreed to receive common units as well as support units. The support units will forego distributions each quarter in an amount equal to the Pacific IDR reduction for that quarter. The distributions foregone by the support units will entitle our common unitholders to receive distributions as if the Pacific IDR reduction had not occurred. The support units will only be entitled to participate in distributions in excess of $ per unit in any quarter. Assuming that our quarterly distributions are equal to or greater than the expected initial quarterly distribution through the applicable conversion dates, our support units will convert to common units in three equal installments on the first business day after our distribution is paid with respect to the quarter ending September 30 in each of 2009, 2010 and 2011. To the extent that our quarterly distribution for a given quarter is below the expected initial quarterly distribution, the applicable tranche of support units will remain outstanding until that tranche of support units has foregone distributions in an amount sufficient to cover the remaining portion of the Pacific IDR reduction corresponding to those support units. Please read "How We Make Cash Distributions—Support Units."

Limited voting rights
Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. Our unitholders will not have the ability to elect our general partner or vote in the election of the directors of our general partner and will have no right to elect the directors of our general partner on an annual or other continuing basis in the future. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our affiliates, voting together as a single class. Following the completion of this offering, affiliates of our general partner will own a sufficient number of our common units to prevent the involuntary removal of our general partner. Please read "Description of Our Partnership Agreement—Withdrawal or Removal of the General Partner."
Limited call right
If at any time our general partner and its affiliates own more than 90% of our outstanding units, our general partner has the right, but not the obligation, to purchase all of the remaining units at a price not less than the then current market price of the common units. At the completion of this offering, affiliates of our general partner will own approximately % of our outstanding units.
Estimated ratio of taxable income to distributions
We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to you with respect to that cumulative period. For example, if you receive an annual distribution of $ per common unit, we estimate that your average allocated federal taxable income per year will be no more than $ per unit. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions."
Material tax consequences
For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Tax Consequences."
Agreement to be bound by the partnership agreement	By purchasing a common unit, you will be deemed to have agreed to be bound by all of the terms of our partnership agreement.
Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol " ."

Plains All American Pipeline, L.P.

General

        PAA is a Delaware limited partnership formed in September 1998. PAA is engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and LPG. Through PAA's 50% equity ownership in PAA/Vulcan, PAA is involved in the development and operation of natural gas storage facilities. PAA's diversified portfolio of strategically located assets play a vital role in the movement of U.S. and Canadian energy supplies, as well as waterborne foreign crude oil imported into the United States. PAA currently handles an average of over three million barrels per day of crude oil, refined products and LPG through its extensive network of assets located in key North American producing areas and transportation gateways.

        PAA manages its operations through three operating segments: (i) Transportation, (ii) Facilities, and (iii) Marketing. As of December 31, 2006, PAA's principal assets consisted of:

  Transportation Segment

  •
  approximately 20,000 miles of active crude oil and refined products pipelines and gathering systems;

  •
  approximately 30 million barrels of active, above-ground tank capacity used primarily to facilitate pipeline throughput; and

  •
  approximately 57 transport and storage barges and 30 transport tugs through PAA's 50% interest in Settoon Towing, LLC.

  Facilities Segment

  •
  approximately 30 million barrels of active, above-ground terminalling and storage facilities;

  •
  approximately 1.3 million barrels of active, underground terminalling and storage facilities;

  •
  a fractionation plant in Canada with a processing capacity of 4,400 barrels per day, and a fractionation and isomerization facility in California with an aggregate processing capacity of 22,000 barrels per day; and

  •
  a 50% equity interest in PAA/Vulcan, which as of December 31, 2006 owned and operated approximately 25.7 billion cubic feet of underground gas storage capacity and was constructing an additional 24 billion cubic feet of underground storage capacity which is expected to be placed in service over the next three years.

  Marketing Segment

  •
  approximately 7.9 million barrels of crude oil and LPG linefill in pipelines owned by PAA;

  •
  approximately 1.5 million barrels of crude oil and LPG linefill in pipelines owned by third parties;

  •
  approximately 500 trucks and 600 trailers; and

  •
  approximately 1,300 railcars.

For additional information regarding PAA's assets, please read "Business of Plains All American Pipeline, L.P."

PAA's Business Strategy

        PAA's principal business strategy is to provide competitive and efficient midstream transportation, terminalling, storage and marketing services to its producer, refiner and other customers, and to address the regional supply and demand imbalances for crude oil, refined products and LPG that exist in the United States and Canada by combining the strategic location and distinctive capabilities of its transportation, terminalling and storage assets with PAA's extensive marketing and distribution expertise. We believe PAA's successful execution of this strategy will enable it to generate sustainable earnings and cash flow. PAA intends to grow its business by:

  •
  optimizing its existing assets and realizing cost efficiencies through operational improvements;

  •
  developing and implementing internal growth projects that (i) address evolving crude oil, refined product and LPG needs in the midstream transportation and infrastructure sector and (ii) are well positioned to benefit from long-term industry trends and opportunities;

  •
  utilizing its assets along the Gulf, West and East Coasts along with its Cushing Terminal and leased assets to opportunistically increase its presence in the waterborne importation of foreign crude oil;

  •
  establishing a presence in the refined product supply and marketing sector;

  •
  selectively pursuing strategic and accretive acquisitions of crude oil, refined product and LPG transportation, terminalling, storage and marketing assets that complement its existing asset base and distribution capabilities; and

  •
  using its terminalling and storage assets in conjunction with its marketing activities to address physical market imbalances, mitigate inherent risks and increase margin.

        PAA/Vulcan's natural gas storage assets are also well-positioned to benefit from long-term industry trends and opportunities. PAA's natural gas storage growth strategies are to develop and implement internal growth projects and to selectively pursue strategic and accretive natural gas storage projects and facilities. PAA also intends to prudently and economically leverage its asset base, knowledge base and skill sets to participate in other energy-related businesses that have characteristics and opportunities similar to, or that otherwise complement, its existing activities.

PAA's Competitive Strengths

        We believe that the following competitive strengths position PAA to successfully execute its principal business strategy:

  •
  Many of PAA's transportation segment and facilities segment assets are strategically located and operationally flexible;

  •
  PAA possesses specialized crude oil market knowledge;

  •
  PAA's business activities are counter-cyclically balanced;

  •
  PAA has the evaluation, integration and engineering skill sets and the financial flexibility to continue to pursue acquisition and expansion opportunities; and

  •
  PAA has an experienced management team whose interests are aligned with those of its equity owners.

PAA's Principal Executive Offices and Internet Address

        PAA's principal executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002 and its telephone number at that location is (713) 646-4100. PAA's internet address is www.paalp.com, on which it makes available, free of charge, certain corporate information and reports. Information contained on that website, however, is not incorporated into or otherwise a part of this prospectus. PAA also files annual, quarterly and current reports and other information with the Securities and Exchange Commission, which we refer to as the Commission. PAA's Commission filings are available to the public at the Commission's website at www.sec.gov. You may also read and copy any document PAA files at the Commission's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Commission's public reference room by calling the Commission at 1-800-SEC-0330.

Summary of Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements

        General.    Our existing organizational structure and the relationships among us, PAA and our respective general partners and affiliated entities, including the owners of our general partner, present the potential for conflicts of interest. The resolution of these conflicts may not always be in our best interest or that of our unitholders. Future conflicts of interest may arise among us and any entities whose general partner or similar interests we or our affiliates acquire or among PAA and such entities. It is not possible to predict the nature or extent of these potential future conflicts of interest at this time, nor is it possible to determine how we will address and resolve any such future conflicts of interest. For a description of situations where conflicts of interest could arise, please read "Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements."

        Fiduciary Duties.    As permitted by state partnership law, our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise be challenged under state law standards. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise be challenged as breaches of fiduciary duties or other duties. By purchasing our units, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be challenged as breaches of fiduciary or other duties under applicable state law. Please read "Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements—Contractual Duties of Our General Partner" and "—Rights and Remedies of Unitholders" for a description of the state law duties imposed on our general partner, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

        Shared Personnel.    In managing our business, our general partner's directors and officers have contractual duties under our partnership agreement that require our directors and officers to act in "good faith." We anticipate that all of the officers and a majority of the directors of our general partner also will be officers or directors of GP LLC and, as a result, have separate contractual duties under PAA's partnership agreement that govern their management of PAA's business. Consequently, these officers and directors may encounter situations in which their obligations to us, on the one hand, and PAA, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders. In addition, our general partner's officers who also serve as officers of GP LLC may face conflicts in allocating their time spent on our behalf and on behalf of PAA. These time allocations may adversely affect our or PAA's results of operations, cash flows, and financial condition. It is unlikely that these allocations will be the result of arm's-length negotiations between our general partner and GP LLC.

        Administrative and Non-Competition Agreements.    In connection with the closing of this offering, we, our general partner, PAA, PAA GP and GP LLC will enter into an administrative agreement to address, among other things, potential conflicts involving business opportunities that may arise among us, our general partner, PAA, PAA GP and GP LLC. Pursuant to the administrative agreement, if a business opportunity in respect of any assets other than equity securities (which we generally define to include general partner interests in publicly traded or private partnerships and similar interests and associated incentive distribution rights and limited partner interests or similar interests owned by the owner of such general partner or its affiliates) is presented to us, our general partner, PAA, PAA GP or GP LLC, then PAA will have the first right to acquire such assets. The administrative agreement provides, among other things, that PAA will be presumed to desire to acquire the assets until such time as it advises our general partner and us that it has abandoned the pursuit of such business opportunity, and we may not pursue the acquisition of such assets prior to that time. Similarly, if a business opportunity in respect of equity securities is presented to us, our general partner, PAA, PAA GP or GP LLC, we will have the first right to acquire the equity securities and will be presumed to desire to acquire the equity securities until such time as we advise PAA GP and PAA that we have abandoned the pursuit of such business opportunity. In addition, pursuant to the administrative agreement, we will reimburse GP LLC for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) to maintain GP LLC's legal existence and good standing. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain its legal existence and good standing.

        PAA, GP LLC, certain affiliated entities and Vulcan Energy Corporation are parties to an amended and restated omnibus agreement dated as of July 23, 2004. Pursuant to this agreement, Vulcan Energy has agreed, so long as Vulcan Energy or any of its affiliates owns an interest, directly or indirectly, in PAA GP, not to engage in or acquire any business engaged in certain activities that are competitive with PAA's business.

        We expect the owners of our general partner to agree to certain confidentiality and non-competition arrangements in our general partner's limited liability company agreement. For additional information regarding these agreements, please read "Certain Relationships and Related Transactions—Administrative Agreement," "—Our General Partner's Limited Liability Company Agreement," and "—Related Party Transactions Involving PAA—Existing Omnibus Agreement."

Summary Historical and Pro Forma Financial Data

Plains GP Holdings, L.P.

        We were formed in August 2007 and, therefore, do not have historical financial statements. Upon completion of this offering we will own and control GP LLC and PAA GP. Accordingly, the historical consolidated financial statements below are of GP LLC.

        GP LLC prospectively adopted Emerging Issues Task Force Issue No. 04-05 ("EITF 04-05") "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," on January 1, 2006. Under EITF 04-05, GP LLC is required to consolidate PAA. For periods beginning in 2006, the financial statements of GP LLC are consolidated with PAA GP. However, prior to 2006, PAA GP accounted for its investment in PAA under the equity method of accounting and therefore did not consolidate PAA. As a result of this change in accounting principle, our reported results of operations for 2006 and future periods are not comparable to 2005 and prior periods. We have no separate operating activities apart from those conducted by PAA, and our cash flows consist solely of distributions from PAA on the partnership interests, including the incentive distribution rights, that we own. The limited partner interests in PAA not owned by our affiliates are reflected as minority interest on our balance sheet and the non-affiliated partners' share of income from PAA is reflected as minority interest in our results of operations.

        The summary historical statements of income and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2004, 2005 and 2006 are derived from the audited financial statements of GP LLC. The summary historical statements of income and cash flow data for the six months ended June 30, 2006 and 2007, and the balance sheet data as of June 30, 2006 and 2007 are derived from the unaudited financial statements of GP LLC.

        The summary pro forma financial data presented for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 reflects our historical operating results as adjusted to give pro forma effect to the following transactions, as if such transactions had occurred on January 1, 2006:

  •
  the Pacific merger;

  •
  the transactions contemplated by the contribution agreement described in this prospectus under the caption "Certain Relationships and Related Transactions—Contribution Agreement;" and

  •
  the sale of            common units in this offering and application of the net proceeds from this offering, as described in "Use of Proceeds."

        We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical financial statements referenced above and our pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        For a description of all of the assumptions used in preparing the unaudited pro forma financial statements, you should read the notes to the pro forma financial statements. The pro forma financial data should not be considered as indicative of the historical results we would have had or the results that we will have after this offering.

	Consolidated Historical for Plains All American GP LLC					Pro Forma Plains GP Holdings, L.P.
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
(in millions, except per unit amounts)	2004	2005	2006(1)	2006	2007(1)	2006	2007
Statement of operations data:
Total revenues(2)	$—	$—	$22,444.4	$13,527.1	$8,147.3

Crude oil, refined products and LPG purchases and related costs(3)	—	—	21,485.6	13,081.8	7,429.2
Field operating costs	—	—	369.8	174.6	261.4
General and administrative expenses	1.1	8.0	136.4	60.2	96.8
Merger costs	—	—	—	—	—
Depreciation and amortization	—	—	101.8	43.6	92.7

Total costs and expenses	1.1	8.0	22,093.6	13,360.2	7,880.1

Operating income (loss)	(1.1)	(8.0)	350.8	166.9	267.2
Interest expense	—	—	(85.6)	(33.3)	(82.3)
Equity earnings in unconsolidated entities	10.2	18.2	9.1	2.4	9.3
Interest and other income (expense), net	—	6.0	2.2	0.4	5.2

Income before tax	9.1	16.2	276.5	136.4	199.4
Income tax expense	—	—	(0.3)	—	(12.2)

Income before minority interest and cumulative effect of change in accounting principle	9.1	16.2	276.2	136.4	187.2
Minority interest	(9.0)	(16.0)	(275.9)	(136.4)	(186.9)
Income before cumulative effect of change in accounting principle	0.1	0.2	0.3	—	0.3
Cumulative effect of change in accounting principle	—	—	0.1	0.1	—

Net income	$0.1	$0.2	$0.4	$0.1	$0.3

Pro forma basic and diluted net income per limited partner unit before cumulative effect of change in accounting principle

Pro forma basic and diluted net income per limited partner unit

Balance sheet data (end of period):
Total assets	$76.0	$79.3	$8,750.6	$6,053.9	$9,299.0
Total long-term debt	—	—	2,626.3	1,255.1	2,624.3
Total debt	—	—	3,627.5	2,443.6	3,515.2
Minority interest	69.1	72.1	3,002.4	1,553.9	3,422.7
Members' equity	0.7	0.8	1.1	0.8	1.1
Partners' capital	$—	$—	$—	$—	$—
Other data:
Net cash provided by (used in) operating activities	—	(0.2)	(539.6)	(764.9)	60.7
Net cash provided by (used in) investing activities	(5.9)	(3.2)	(1,651.0)	(492.7)	(295.8)
Net cash provided by (used in) financing activities	5.8	5.3	2,189.2	1,261.3	259.3

(1)
Includes effect of Pacific merger from November 15, 2006.

(2)
Includes buy/sell transactions of $4,761.9 million for the year ended December 31, 2006 and for the six months ended June 30, 2006.

(3)
Includes buy/sell transactions of $4,795.1 million for the year ended December 31, 2006 and for the six months ended June 30, 2006.

Plains All American Pipeline, L.P.

        As the consolidated historical financial statements of GP LLC included PAA on an equity method basis prior to 2006, we are presenting the consolidated historical financial statements of PAA in the following table. The following table sets forth, for the periods and as of the dates indicated, summary historical financial data for PAA. The summary historical financial statements of income and cash flow data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2004, 2005 and 2006 are derived from the audited financial statements of PAA. The summary historical statements of income and cash flow data for the six months ended June 30, 2006 and 2007, and the balance sheet data as of June 30, 2006 and 2007 are derived from the unaudited financial statements of PAA included elsewhere in this prospectus.

        We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical financial statements of PAA and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Consolidated Historical for PAA
	Year Ended December 31,			Six Months Ended June 30,
(in millions, except per unit amounts)	2004	2005	2006(1)	2006	2007(1)
Statement of operations data:
Total revenues(2)	$20,975.0	$31,176.5	$22,444.4	$13,527.1	$8,147.3

Crude oil, refined products and LPG purchases and related costs(3)	20,424.6	30,442.5	21,485.6	13,081.8	7,429.2
Field operating costs	219.5	272.5	369.8	174.6	261.4
General and administrative expenses	82.7	103.2	133.9	59.2	94.5
Depreciation and amortization	68.7	83.5	100.4	42.9	92.0

Total costs and expenses	20,795.5	30,901.7	22,089.7	13,358.5	7,877.1

Operating income	179.5	274.8	354.7	168.6	270.2
Interest expense	(46.7)	(59.4)	(85.6)	(33.3)	(82.3)
Equity earnings in unconsolidated entities	0.5	1.8	7.7	1.7	8.6
Interest and other income (expense), net	(0.2)	0.6	2.3	0.4	5.2

Income before tax	133.1	217.8	279.1	137.4	201.7
Income tax expense	—	—	(0.3)	—	(12.2)

Income before cumulative effect of change in accounting principle(4)	133.1	217.8	278.8	137.4	189.5
Cumulative effect of change in accounting principle	(3.1)	—	6.3	6.3	—

Net income	$130.0	$217.8	$285.1	$143.7	$189.5

Basic net income per limited partner unit before cumulative effect of change in accounting principle(4)	$1.94	$2.77	$2.84	$1.47	$1.40

Diluted net income per limited partner unit before cumulative effect of change in accounting principle(4)	$1.94	$2.72	$2.81	$1.45	$1.39

Basic weighted average number of limited partner units outstanding	63.3	69.3	81.1	75.5	109.9
Diluted weighted average number of limited partner units outstanding	63.3	70.5	81.9	76.3	110.9
Balance sheet data (at end of period):
Total assets	$3,160.4	$4,120.3	$8,714.9	$6,018.3	$9,264.2
Total long-term debt	949.0	951.7	2,626.3	1,255.1	2,624.3
Total debt	1,124.5	1,330.1	3,627.5	2,443.6	3,515.2
Partners' capital	1,070.2	1,330.7	2,976.8	1,526.1	3,399.6
Other data:
Maintenance capital expenditures	$11.3	$14.0	$28.2	$9.1	$21.7
Net cash provided by (used in) operating activities	104.0	24.1	(275.3)	(642.7)	272.5
Net cash provided by (used in) investing activities	(651.2)	(297.2)	(1,651.0)	(492.7)	(295.8)
Net cash provided by (used in) financing activities	554.5	270.6	1,927.0	1,141.0	47.6
Declared distributions per limited partner unit(5)(6)	2.30	2.58	2.87	1.40	1.61
Volumes(7)
Transportation segment (thousands of barrels per day):
Tariff activities	1,412	1,725	2,018	1,934	2,716
Pipeline margin activities	74	74	88	88	83

Transportation Activities Total	1,486	1,799	2,106	2,022	2,799

Facilities segment:
Crude oil, refined products and LPG storage (average monthly capacity in millions of barrels)	14.8	16.8	20.7	18.7	35.6

Natural gas storage, net to our 50% interest (average monthly capacity in billions of cubic feet)	—	4.3	12.9	12.2	12.9

LPG processing (thousands of barrels per day)	—	—	12.2	9.1	16.9

Facilities Activities Total (average monthly capacity in millions of barrels)(8)	14.8	17.5	23.2	21.0	38.3

Marketing segment (thousands of barrels per day):
Crude oil lease gathering	589	610	650	637	694
LPG sales	48	56	70	54	89
Waterborne foreign crude imported	12	59	63	50	72
Refined Products	N/A	N/A	N/A	N/A	8

Marketing Activities Total	649	725	783	741	863

(1)
Includes effect of Pacific merger from November 15, 2006.

(2)
Includes buy/sell transactions of $11,396.8 million, $16,274.9 million and $4,761.9 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $4,761.9 million for the six months ended June 30, 2006.

(3)
Includes buy/sell transactions of $11,280.7 million, $16,106.5 million and $4,795.1 million for the years ended December 31, 2004, 2005 and 2006, respectively, and $4,795.1 million for the six months ended June 30, 2006.

(4)
Income from continuing operations before cumulative effect of change in accounting principle pro forma for the impact of the January 1, 2006 change in PAA's method of accounting for unit-based payment transactions would have been $136.3 million and $224.1 million for 2004 and 2005, respectively. In addition, basic net income per limited partner unit before cumulative effect of change in accounting principle would have been $1.98 ($1.98 diluted) and $2.81 ($2.76 diluted) for 2004 and 2005, respectively.

(5)
Distributions represent those declared and paid in the applicable year.

(6)
PAA GP is entitled to receive 2% proportional distributions and also incentive distributions if the amount PAA distributes with respect to any quarter exceeds levels specified in PAA's partnership agreement. See Note 5 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(7)
Volumes associated with acquisitions represent total volumes transported for the number of days PAA actually owned the assets divided by the number of days in the period.

(8)
Calculated as the sum of: (i) crude oil, refined products and LPG storage capacity; (ii) natural gas storage capacity divided by 6 to account for the 6:1 mcf of gas to crude oil barrel ratio; and (iii) LPG processing volumes multiplied by the number of days in the month and divided by 1,000 to convert to monthly volumes in millions.

\

RISK FACTORS

        You should consider carefully the following risk factors, which we believe include all material risks to our business, together with all of the other information included in this prospectus, in your evaluation of an investment in our common units. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in an Investment in Us

Our cash flow will be entirely dependent upon the ability of PAA to make cash distributions to us.

        The source of our earnings and cash flow will initially consist exclusively of cash distributions from PAA. The amount of cash that PAA will be able to distribute to its partners, including us, each quarter principally depends upon the amount of cash it generates from its business. For a description of certain factors that can cause fluctuations in the amount of cash that PAA generates from its business, please read "—Risks Related to PAA's Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors That Significantly Affect Our Results and PAA's Results." PAA may not have sufficient available cash each quarter to continue paying distributions at their current level or at all. If PAA reduces its per unit distribution, either because of reduced operating cash flow, higher expenses, capital requirements or otherwise, we will have less cash available for distribution to you and would probably be required to reduce our per unit distribution to you. You should also be aware that the amount of cash PAA has available for distribution depends primarily upon PAA's cash flow, including cash flow from the release of financial reserves as well as borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, PAA may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records profits.

        Furthermore, our ability to distribute cash received from PAA and PAA GP to our unitholders is limited by a number of factors, including:

  •
  interest expense and principal payments on any future indebtedness we incur;

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  restrictions on distributions contained in any existing or future debt agreements;

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  our general and administrative expenses, including expenses we will incur as a result of being a public company as well as other operating expenses;

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  expenses of GP LLC and PAA GP;

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  reserves necessary for us to make the required capital contributions to maintain our 2% general partner interest in PAA, as required by the partnership agreement of PAA upon the issuance of additional partnership securities by PAA; and

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  reserves our general partner establishes for the proper conduct of our business, to comply with applicable law or any agreement binding on us or our subsidiaries (exclusive of PAA and its subsidiaries) or to provide for future distributions by us.

        Our pro forma available cash generated during our fiscal year ended December 31, 2006 would have been insufficient by approximately $37.3 million to pay the full initial quarterly distribution on all of our common units. For additional information, please read "Our Cash Distribution Policy and Restrictions on Distributions." In the future, we may not be able to pay distributions at or above our estimated initial quarterly distribution of $        per unit, or $        on an annualized basis. The actual

amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner.

GP LLC, with the consent of our general partner but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive, which may reduce cash distributions to you.

        We own all of the Class A units in PAA GP, which owns all of the incentive distribution rights in PAA, which entitle PAA GP to receive increasing percentages (up to a maximum of 48%) of any cash distributed by PAA in excess of $0.450 per PAA unit in any quarter. A substantial portion of the cash flow we receive from PAA is provided by these incentive distribution rights. For the twelve months ended June 30, 2007, approximately 59% of the pro forma cash that we would have received from PAA would have been attributable to our ownership of the incentive distribution rights. Please read "Our Cash Distribution Policy and Restrictions on Distributions."

        PAA, like other publicly traded partnerships, will generally only undertake an acquisition or expansion capital project if, after giving effect to related costs and expenses, the transaction would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because PAA GP currently participates in the incentive distribution rights at all levels, including the highest sharing level of 48%, it is harder for an acquisition or capital project to show accretion for the common unitholders of PAA than if the incentive distribution rights received less incremental cash flow. We therefore expect that PAA GP may determine, in certain cases, to propose a reduction to the incentive distribution rights to facilitate a particular acquisition or expansion capital project. Such a reduction may relate to all of the cash flow on the incentive distribution rights or only to the expected cash flow from the transaction and may be either temporary or permanent in nature. For example, in connection with the Pacific merger, PAA GP determined that the near-term dilution to distributable cash flow per unit associated with the merger was offset by anticipated long-term accretion per unit associated with the merger. To partially mitigate the initial dilutive effect of the merger, PAA GP agreed to a $65 million temporary reduction in the amount of incentive distributions otherwise payable to it. For a description of the Pacific IDR reduction, please read "How We Make Cash Distributions—Support Units."

        Our partnership agreement authorizes our general partner to approve any waiver, reduction, limitation or modification to PAA's incentive distribution rights without the consent of our unitholders. In determining whether or not to approve any such modification, our general partner's board of directors or its conflicts committee may consider whatever information it subjectively believes is adequate in making such determination. Our general partner's board of directors or its conflicts committee must also subjectively believe that any such modification is fair and reasonable to us. Any determination with respect to such modification could include consideration of one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions, which are difficult to predict. Realization of many of the assumptions will be beyond our general partner's control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period.

A reduction in PAA's distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

        Our ownership of the incentive distribution rights in PAA (through our ownership interests in PAA GP) entitles us to receive our pro rata share of specified percentages of total cash distributions made by PAA with respect to any particular quarter only in the event that PAA distributes more than $0.450 per unit for such quarter. As a result, the holders of PAA's common units have a priority over the holders of PAA's incentive distribution rights to the extent of cash distributions by PAA up to and including $0.450 per unit for any quarter.

        Our incentive distribution rights entitle us to receive increasing percentages, up to 48%, of all cash distributed by PAA. Because PAA is beyond the maximum target cash distribution level on the incentive distribution rights, future growth in distributions we receive from PAA will not result from an increase in the target cash distribution level associated with the incentive distribution rights. Furthermore, a decrease in the amount of distributions by PAA to less than $0.675 per unit per quarter would reduce PAA GP's percentage of the incremental cash distributions above $0.450 per common unit per quarter from 48% to 23%. As a result, any such reduction in quarterly cash distributions from PAA would have the effect of disproportionately reducing the amount of all distributions that we receive from PAA based on our ownership interest in the incentive distribution rights in PAA as compared to cash distributions we receive from PAA with respect to our 2% general partner interest in PAA and our PAA common units.

If distributions on our common units are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our unitholders will not be entitled to receive that quarter's payments in the future.

        Our distributions to our unitholders will not be cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our unitholders will not be entitled to receive that quarter's payments in the future.

Our cash distribution policy limits our ability to grow.

        Because we distribute all of our available cash, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. In fact, because currently our only cash-generating assets are direct and indirect partnership interests in PAA, our growth will be completely dependent upon PAA. Increases in cash distributions we receive with respect to our interests in PAA are generally a result of two factors: (i) an increase in PAA's per unit distribution level and/or (ii) an increase in the number of PAA units outstanding. If we issue additional units or we were to incur debt, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our cash distribution levels.

        Consistent with the terms of its partnership agreement, PAA distributes to its partners its available cash each quarter. In determining the amount of cash available for distribution, PAA sets aside cash reserves, which it uses, among other things, to fund its growth capital expenditures. Additionally, PAA has relied upon external financing sources, including commercial borrowings and other debt and equity issuances, to fund its acquisitions and growth capital expenditures. Accordingly, to the extent PAA does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. In addition, to the extent PAA issues additional units in connection with any acquisitions or growth capital expenditures, the payment of distributions on those additional units may increase the risk that PAA will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to PAA, which in turn may reduce the available cash that we have to distribute to our unitholders.

Our rate of growth may be reduced to the extent we purchase additional units from PAA, which will reduce the relative percentage of the cash we receive from the incentive distribution rights.

        Our business strategy includes, where appropriate, supporting the growth of PAA by purchasing PAA units or lending funds or providing other forms of financial support to PAA to provide funding for the acquisition of a business or asset or for an internal growth project. To the extent we purchase common units or securities not entitled to a current distribution from PAA, the rate of our distribution growth may be reduced, at least in the short term, as less of our cash distributions will come from our ownership of incentive distribution rights, whose distributions increase at a faster rate than those of our other securities.

We anticipate we will enter into a credit facility at the closing of this offering, and restrictions in this credit facility could limit our ability to make distributions to our unitholders, borrow additional funds or capitalize on business opportunities.

        We anticipate we will enter into a credit facility at the closing of this offering that will contain various operating and financial restrictions and covenants. Our ability to comply with these restrictions and covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we are unable to comply with these restrictions and covenants, any future indebtedness under this contemplated credit facility may become immediately due and payable and our lenders' commitment to make further loans to us under this contemplated credit facility may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our contemplated credit facility may be secured by substantially all of our assets, and if we are unable to repay any future indebtedness under this contemplated credit facility, the lenders could seek to foreclose on such assets.

        Our payment of principal and interest on any future indebtedness will reduce our cash available for distribution on our units. We anticipate that any credit facility will limit our ability to pay distributions to our unitholders during an event of default or if an event of default would result from the distribution.

        In addition, any future levels of indebtedness may:

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  adversely affect our ability to obtain additional financing for future operations or capital needs;

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  limit our ability to pursue acquisitions and other business opportunities; or

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  make our results of operations more susceptible to adverse economic or operating conditions.

        For more information regarding our contemplated credit facility, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities and Long-Term Debt."

Our unitholders do not elect our general partner or vote on our general partner's directors. Upon completion of this offering, the contributing parties will own a sufficient number of common units to allow them to prevent the removal of our general partner.

        Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Our unitholders do not have the ability to elect our general partner or the directors of our general partner and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future. The board of directors of our general partner, including our independent directors, is designated and elected by the owners of our general partner. We expect Vulcan Energy, the majority owner of our general partner, to enter into a voting agreement that will restrict certain of its voting rights in the election of our general partner's board of directors to preserve a balanced board. We expect Vulcan Energy to have the right at any time to give notice of termination of this voting agreement, which could increase Vulcan Energy's influence and control over our general partner's board of directors. We expect another member of our general partner, Lynx Holdings I, LLC, to agree to restrict certain of its voting rights with respect to its    % membership interest in our general partner at the closing of this offering. We expect Lynx to agree to vote its membership interest (in the context of elections or the removal of an independent director) in the same way and proportionate to the votes of the other membership interests (excluding Vulcan Energy's and Lynx's). We expect Lynx to have the right to terminate its voting agreement at any time upon termination of the Vulcan Energy voting agreement or the sale or transfer of all of its interest in our general partner to an unaffiliated third party. For additional information related to the Vulcan Energy voting agreement and the Lynx voting agreement, please read "Management—Election of Directors."

        In addition, if our public unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 66 2/3% of our outstanding units. At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional units, the contributing parties will own    % of our outstanding units. This ownership level will enable the contributing parties to prevent our general partner's involuntary removal. Please read "Description of Our Partnership Agreement—Withdrawal or Removal of the General Partner."

        As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

You will experience immediate and substantial dilution of $            per common unit in the net tangible book value of your common units.

        The initial public offering price of our common units is substantially higher than the pro forma net tangible book value per common unit of the outstanding common units immediately after the offering. If you purchase common units in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per common unit from the price you pay for the common units. See "Dilution."

Our general partner may cause us to issue additional common units or other equity securities, including units that are senior to our common units, without your approval, which may adversely affect you.

        Our general partner may cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval. In addition, we may issue an unlimited number of units that are senior to our common units in right of distribution, liquidation and voting. The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

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  each unitholder's proportionate ownership interest in us will decrease;

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  the amount of cash available for distribution on each common unit may decrease;

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  the relative voting strength of each previously outstanding common unit may be diminished;

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  the ratio of taxable income to distributions may increase; and

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  the market price of the common units may decline.

        Please read "Description of Our Partnership Agreement—Issuance of Additional Securities."

The ownership of our general partner may be transferred to a third party who could replace our current management team without unitholder consent.

        Subject to certain rights of first refusal, the owners of our general partner may transfer their respective ownership interests in our general partner to one or more third parties. Assuming transfer of control, the new owner or owners of our general partner may then be in a position to replace the board of directors and officers of our general partner and to control the decisions taken by the board of directors and officers.

If PAA's unitholders remove PAA GP, we would lose our general partner interest and incentive distribution rights in PAA and the ability to manage PAA.

        We currently manage our investment in PAA through our ownership interest in GP LLC, the general partner of PAA GP. PAA's partnership agreement, however, gives unitholders of PAA the right to remove PAA GP upon the affirmative vote of holders of 66 2/3% of PAA's outstanding units. If PAA GP withdraws as general partner of PAA in compliance with PAA's partnership agreement or is removed as general partner of PAA where cause (as defined in PAA's partnership agreement) does not exist and a successor general partner is elected in accordance with PAA's partnership agreement, PAA GP could elect to receive cash in exchange for its 2% general partner interest and the incentive distribution rights (if then owned by PAA GP). If PAA GP withdraws in circumstances other than those described in the preceding sentence and a successor general partner is elected in accordance with PAA's partnership agreement, the successor general partner will have the option to purchase PAA GP's 2% general partner interest and the incentive distribution rights (if then owned by PAA GP) for their fair market value. If PAA GP or the successor general partner do not exercise their options, PAA GP's interests would be converted into common units based on an independent valuation. In each case, PAA GP would also lose its ability to manage PAA. While the cash or common units PAA GP would receive are intended under the terms of PAA's partnership agreement to fully compensate us in the event such an exchange is required, the value of the investments we make with the cash or the common units may not over time be equivalent to the value of the general partner interest and the incentive distribution rights had PAA GP retained them. Please read "Material Provisions of the Partnership Agreement of Plains All American Pipeline, L.P.—Withdrawal of PAA GP" and "—Removal of PAA GP."

        In addition, if PAA GP is removed as general partner of PAA, we would face an increased risk of being deemed an investment company. Please read "—If in the future we cease to manage and control PAA, we may be deemed to be an investment company under the Investment Company Act of 1940."

Our ability to sell our partnership interests in PAA may be limited by securities law restrictions and liquidity constraints.

        Upon completion of this offering (and related transactions) and the application of the net proceeds therefrom, we will own 15 million common units of PAA, all of which are restricted securities within the meaning of Rule 144 under the Securities Act of 1933. Unless we exercise our registration rights with respect to these common units, we are limited to selling into the market in any three-month period an amount of PAA common units that does not exceed the greater of 1% of the total number of common units outstanding or the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale. In addition, we face contractual limitations on our ability to sell our general partner interest and incentive distribution rights in PAA and the market for such interests is illiquid.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

        Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under our partnership agreement constituted participation in the "control" of our business. Additionally, the limitations on the liability of holders of limited partner interests for the liabilities of a limited partnership have not been clearly established in many jurisdictions.

        Furthermore, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read "Description of Our Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

If in the future we cease to manage and control PAA, we may be deemed to be an investment company under the Investment Company Act of 1940.

        If we cease to manage and control PAA and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act of 1940, obtain exemptive relief from the Securities and Exchange Commission or modify our organizational structure or our contractual rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us and our affiliates, and adversely affect the price of our common units.

Our partnership agreement restricts the rights of unitholders owning 20% or more of our units.

        Our unitholders' voting rights are restricted by the provision in our partnership agreement generally providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our general partner's board of directors, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders' ability to influence the manner or direction of our management. As a result, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

PAA may issue additional limited partner interests or other equity securities, which may increase the risk that PAA will not have sufficient available cash to maintain or increase its cash distribution level.

        PAA has wide latitude to issue additional limited partner interests on the terms and conditions established by its general partner. We receive cash distributions from PAA on the general partner interest, incentive distribution rights and the common units of PAA that we directly or indirectly own. Because a majority of the cash we receive from PAA is attributable to our ownership of the incentive distribution rights, payment of distributions on additional PAA limited partner interests may increase the risk that PAA will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions we receive and the available cash that we have to distribute to our unitholders.

If PAA GP is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of PAA, its value, and, therefore, the value of our common units, could decline.

        PAA GP and its affiliates may make expenditures on behalf of PAA for which PAA GP will seek reimbursement from PAA. Under Delaware partnership law, PAA GP, in its capacity as the general partner of PAA, has unlimited liability for the obligations of PAA, such as its debts and environmental liabilities, except for those contractual obligations of PAA that are expressly made without recourse to the general partner. To the extent PAA GP incurs obligations on behalf of PAA, it is entitled to be reimbursed or indemnified by PAA. If PAA is unable or unwilling to reimburse or indemnify PAA GP,

PAA GP may not be able to satisfy those liabilities or obligations, which would reduce its cash flows to us.

The price of our common units may be volatile, and a trading market that will provide you with adequate liquidity may not develop.

        Prior to this offering there has been no public market for our common units. An active market for our common units may not develop or may not be sustained after this offering. The initial public offering price of our common units will be determined by negotiations between us and the underwriters, based on several factors that we discuss in the "Underwriting" section of this prospectus. This price may not be indicative of the market price for our common units after this initial public offering. The market price of our common units could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may be unable to resell your common units at or above the initial public offering price. The following factors could affect our common unit price:

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  PAA's operating and financial performance and prospects;

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  quarterly variations in the rate of growth of our financial indicators, such as distributable cash flow per unit, net income and revenues;

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  changes in revenue or earnings estimates or publication of research reports by analysts;

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  speculation by the press or investment community;

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  sales of our common units by our unitholders;

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  announcements by PAA or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, securities offerings or capital commitments;

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  general market conditions; and

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  domestic and international economic, legal and regulatory factors related to PAA's performance.

        The equity markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common units. In addition, potential investors may be deterred from investing in our common units for various reasons, including the very limited number of publicly traded entities whose assets consist almost exclusively of partnership interests in a publicly traded partnership. The lack of liquidity may also contribute to significant fluctuations in the market price of our common units and limit the number of investors who are able to buy our common units.

        Our common units and PAA's common units may not trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and PAA's common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

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  PAA's cash distributions to its common unitholders have a priority over distributions on its incentive distribution rights;

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  we participate in the distributions on PAA GP's general partner interest and incentive distribution rights in PAA while PAA's common unitholders do not; and

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  we may enter into other businesses separate and apart from PAA or any of its affiliates.

An increase in interest rates may cause the market price of our common units to decline.

        Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

Risks Related to Conflicts of Interest

        Our existing organizational structure and the relationships among us, PAA and our respective general partners and affiliated entities, including the owners of our general partner, present the potential for conflicts of interest. Moreover, additional conflicts of interest may arise in the future among us and the entities affiliated with any general partner or similar interests we acquire or among PAA and such entities. For a further discussion of conflicts of interest that may arise, please read "Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements."

Conflicts of interest may arise as a result of our organizational structure and the relationships among us, PAA and our respective general partners and affiliated entities, including the owners of our general partner.

        Our partnership agreement defines the duties of our general partner (and, by extension, its officers and directors). Our general partner's board of directors or its conflicts committee will resolve any conflict involving us and they have broad latitude to consider the interests of all parties to the conflict.

        Conflicts of interest may arise between us and our unitholders, on the one hand, and our general partner and its owners and affiliated entities, on the other hand, or between us and our unitholders, on the one hand, and PAA and its unitholders, on the other hand. For a description of circumstances in which conflicts could arise, please read "Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements—Potential for Conflicts." The resolution of these conflicts may not always be in our best interest or that of our unitholders.

The duties of our general partner's officers and directors may conflict with those of GP LLC and these officers and directors may face conflicts of interest in the allocation of administrative time among our business and PAA's business.

        We anticipate that all of the officers and a majority of the directors of our general partner also will be officers or directors of GP LLC and, as a result, have separate contractual duties that govern their management of PAA's business. Consequently, these officers and directors may encounter situations in which their obligations to us, on the one hand, and PAA, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

        In addition, our general partner's officers who also serve as officers of GP LLC may face conflicts in allocating their time spent on our behalf and on behalf of PAA. These time allocations may adversely affect our or PAA's results of operations, cash flows, and financial condition. It is unlikely that these allocations will be the result of arms-length negotiations between our general partner and GP LLC.

Our partnership agreement defines our general partner's duties to us and contains provisions that reduce the remedies available to unitholders for actions that might otherwise be challenged as breaches of fiduciary or other duties under state law.

        Our partnership agreement contains provisions that substantially reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

  •
  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its rights to transfer or vote any units it may own, its registration rights and its determination whether or not to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

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  provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith or made a determination after due inquiry which, pursuant to our partnership agreement, requires a subjective belief that the person or persons acting had available adequate information to make such determination;

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  generally provides that any resolution or course of action adopted by our general partner and its affiliates in respect of a conflict of interest will be permitted and deemed approved by all of our partners, and will not constitute a breach of our partnership agreement or any duty stated or implied by law or equity if the resolution or course of action in respect of such conflict of interest is:

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  approved by a majority of the members of our general partner's conflicts committee after due inquiry, based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us;

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  approved by majority vote of our common units (excluding common units owned by our general partner and its affiliates);

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  determined by our general partner (after due inquiry) to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

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  determined by our general partner (after due inquiry) to be fair and reasonable to us, which determination may be made taking into account the circumstances and the relationships among the parties involved (including our short-term or long-term interests and other arrangements or relationships that could be considered favorable or advantageous to us).

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  provides that, to the fullest extent permitted by law, in connection with any action or inaction of, or determination made by, our general partner or the conflicts committee of our general partner's board of directors with respect to any matter relating to us, it shall be presumed that our general partner or the conflicts committee of our general partner's board of directors acted in a manner that satisfied the contractual standards set forth in our partnership agreement, and in any proceeding brought by any limited partner or by or on behalf of such limited partner or any other limited partner or our partnership challenging any such action or inaction of, or determination made by, our general partner, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption; and

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  provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person's conduct was criminal.

        In order to become a limited partner of our partnership, our unitholders are required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements."

If we are presented with certain business opportunities, PAA will have the first right to pursue such opportunities.

        Pursuant to the administrative agreement, we have agreed to certain business opportunity arrangements to address potential conflicts with respect to business opportunities that may arise among us, our general partner, PAA, PAA GP and GP LLC. If a business opportunity in respect of any assets other than equity securities (which we generally define to include general partner interests in publicly traded or private partnerships and similar interests and associated incentive distribution rights and limited partner interests or similar interests owned by the owner of such general partner or its affiliates) is presented to us, our general partner, PAA, PAA GP or GP LLC, then PAA will have the first right to acquire such assets. The administrative agreement provides, among other things, that PAA will be presumed to desire to acquire the assets until such time as it advises our general partner and us that it has abandoned the pursuit of such business opportunity, and we may not pursue the acquisition of such assets prior to that time. These business opportunity arrangements limit our ability to pursue acquisitions of assets that are not "equity securities." Please read "Certain Relationships and Related Transactions—Administrative Agreement" and "Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements."

Our general partner's affiliates may compete with us.

        Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. Pursuant to PAA's existing omnibus agreement, Vulcan Energy has agreed not to engage in or acquire any business engaged in certain restricted activities related to crude oil storage, terminalling, gathering, marketing and transportation activities in the United States (except Hawaii), on the Outer Continental Shelf of the United States or any province or territory in Canada. In addition, we expect the owners of our general partner, including Vulcan Energy, to agree pursuant to our general partner's limited liability company agreement not to use any of the confidential information they receive as an owner of our general partner for competitive purposes. The restrictions contained in PAA's omnibus agreement and our general partner's limited liability company agreement are subject to a number of exceptions. Except as provided in our and PAA GP's partnership agreements, PAA's omnibus agreement and our general partner's and GP LLC's limited liability company agreements, affiliates of our general partner will not be prohibited from engaging in other businesses or activities that might be in direct competition with us. For additional information regarding these agreements, please read "Certain Relationships and Related Transactions—Related Party Transactions Involving PAA—Existing Omnibus Agreement" and "—Our General Partner's Limited Liability Company Agreement."

Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

        If at any time more than 90% of our outstanding units are owned by our general partner and its affiliates, our general partner will have the right (which it may assign to any of its affiliates or to us) but not the obligation, to acquire all, but not less than all, of the remaining units held by unaffiliated persons at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90 day period preceding the date such notice is first mailed. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering, affiliates of our general partner will own        % of our outstanding units. For additional information about the call right, please read "Description of Our Partnership Agreement—Limited Call Right."

Risks Related to PAA's Business

        Because we are entirely dependent on the distributions we receive from PAA, risks to PAA's operations are also risks to us. We have set forth below risks to PAA's business and operations, the occurrence of which could negatively impact PAA's financial performance and decrease the amount of cash it is able to distribute to us.

PAA's trading policies cannot eliminate all price risks. In addition, any non-compliance with PAA's trading policies could result in significant financial losses.

        Generally, it is PAA's policy that it establish a margin for crude oil that it purchases by selling crude oil for physical delivery to third party users, such as independent refiners or major oil companies, or by entering into a future delivery obligation under futures contracts on the New York Mercantile Exchange, which we refer to as NYMEX, IntercontinentalExchange, which we refer to as ICE, and over-the-counter. Through these transactions, PAA seeks to maintain a position that is substantially balanced between purchases on the one hand, and sales or future delivery obligations on the other hand. PAA's policy is generally not to acquire and hold physical inventory, futures contracts or derivative products for the purpose of speculating on commodity price changes. These policies and practices cannot, however, eliminate all price risks. For example, any event that disrupts our anticipated physical supply of crude oil could expose PAA to risk of loss resulting from price changes. PAA is also exposed to basis risk when crude oil is purchased against one pricing index and sold against a different index. Moreover, PAA is exposed to some risks that are not hedged, including price risks on certain of its inventory, such as linefill, which must be maintained in order to transport crude oil on PAA's pipelines. In addition, PAA engages in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil. Although this activity is monitored independently by PAA's risk management function, it exposes PAA to price risks within predefined limits and authorizations.

        In addition, PAA's trading operations involve the risk of non-compliance with its trading policies. For example, PAA discovered in November 1999 that its trading policy was violated by one of its former employees, which resulted in aggregate losses of approximately $181.0 million. PAA has taken steps within its organization to enhance its processes and procedures to detect future unauthorized trading. We cannot assure you, however, that these steps will detect and prevent all violations of PAA's trading policies and procedures, particularly if deception or other intentional misconduct is involved.

The nature of PAA's business and assets exposes PAA to significant compliance costs and liabilities. PAA's asset base has more than tripled within the last four years. PAA has experienced a corresponding increase in the relative number of releases of crude oil to the environment. Substantial expenditures may be required to maintain the integrity of aged and aging pipelines and terminals at acceptable levels.

        PAA's operations involving the storage, treatment, processing, and transportation of liquid hydrocarbons, including crude oil and refined products, as well as PAA's operations involving the storage of natural gas, are subject to stringent federal, state, and local laws and regulations governing the discharge of materials into the environment. PAA's operations are also subject to laws and regulations relating to protection of the environment, operational safety and related matters. Compliance with all of these laws and regulations increases PAA's overall cost of doing business, including PAA's capital costs to construct, maintain and upgrade equipment and facilities. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, the issuance of injunctions that may restrict or prohibit our operations, or claims of damages to property or persons resulting from our operations. The laws and regulations applicable to PAA's operations are subject to change and interpretation by the relevant governmental agency. Any such change or interpretation adverse to PAA could have a material adverse effect on PAA's operations, revenues and profitability.

        Today PAA owns approximately three times the miles of pipeline it owned four years ago. PAA has also increased its terminalling and storage capacity and operates several facilities on or near navigable waters and domestic water supplies. As PAA has expanded its asset base, PAA has observed an increase in the number of releases of crude oil to the environment. These releases expose PAA to potentially substantial expense, including clean-up and remediation costs, fines and penalties, and third party claims for personal injury or property damage related to past or future releases. Some of these expenses could increase by amounts disproportionately higher than the relative increase in pipeline mileage and the increase in revenues associated therewith. During 2006, PAA entered the refined products pipeline and terminalling businesses through the acquisition of three products pipeline systems in West Texas and New Mexico and through the acquisition of Pacific, which had refined product assets in California, the U.S. Rockies and Pennsylvania. These businesses are also subject to significant compliance costs and liabilities. In addition, because of their increased volatility and tendency to migrate farther and faster than crude oil, releases of refined products into the environment can have more significant impact than crude oil and require significantly higher expenditures to respond and remediate. The incurrence of such expenses not covered by insurance, indemnity or reserves could materially adversely affect our results of operations.

        PAA currently spends substantial amounts to comply with the U.S. Department of Transportation, which we refer to as DOT, mandated pipeline integrity rules. The 2006 Pipeline Safety Act, enacted in December 2006, requires the DOT to issue regulations for certain pipelines that were not previously subject to regulation. These regulations could include requirements for the establishment of additional pipeline integrity management programs for these newly regulated pipelines.

        In addition to performing DOT-mandated pipeline integrity evaluations, during 2006, PAA expanded an internal review process started in 2005 pursuant to which PAA reviews various aspects of its pipeline and gathering systems that are not subject to the DOT pipeline integrity management rules. The purpose of this process is to review the surrounding environment, condition and operating history of these pipeline and gathering assets to determine if such assets warrant additional investment or replacement. Accordingly, PAA could be required (as a result of additional DOT regulation) or PAA may elect (as a result of its own internal initiatives) to spend substantial sums to ensure the integrity of and upgrade our pipeline systems to maintain environmental compliance and, in some cases, PAA may take pipelines out of service if PAA believes the cost of upgrades will exceed the value of the pipelines. PAA cannot provide any assurance as to the ultimate amount or timing of future pipeline integrity expenditures for environmental compliance.

Loss of credit rating or the ability to receive open credit could negatively affect PAA's ability to use the counter-cyclical aspects of its asset base or to capitalize on a volatile market.

        We believe that, because of its strategic asset base and complementary business model, PAA will continue to benefit from swings in market prices and shifts in market structure during periods of volatility in the crude oil market. PAA's ability to capture that benefit, however, is subject to numerous risks and uncertainties, including maintaining an attractive credit rating and continuing to receive open credit from PAA's suppliers and trade counter-parties.

PAA may not be able to fully implement or capitalize upon planned growth projects.

        PAA has a number of organic growth projects that require the expenditure of significant amounts of capital, including the Pier 400 project, the Salt Lake City expansion, the Pine Prairie joint venture and the St. James, Cushing and Patoka terminal projects. Many of these projects involve numerous regulatory, environmental, commercial, weather-related, political and legal uncertainties that will be beyond PAA's control. As these projects are undertaken, required approvals may not be obtained, may be delayed or may be obtained with conditions that materially alter the expected return associated with the underlying projects. Moreover, revenues associated with these organic growth projects will not increase immediately upon the expenditures of funds with respect to a particular project and these projects may be completed behind schedule or in excess of budgeted cost. Because of continuing increased demand for materials, equipment and services, there could be shortages and cost increases associated with construction projects. PAA may construct pipelines, facilities or other assets in anticipation of market demand that dissipates or market growth that never materializes. As a result of these uncertainties, the anticipated benefits associated with PAA's capital projects may not be achieved.

The level of PAA's profitability is dependent upon an adequate supply of crude oil from fields located offshore and onshore California. A shut-in of this production due to economic limitations or a significant event could adversely affect our profitability. In addition, these offshore fields have experienced substantial production declines since 1995.

        A significant portion of PAA's segment profit is derived from pipeline transportation tariff and margin activities associated with the Santa Ynez and Point Arguello fields located offshore California and the onshore fields in the San Joaquin Valley. PAA expects that there will continue to be natural production declines from each of these fields as the underlying reservoirs are depleted. PAA estimates that a 5,000 barrel per day decline in volumes shipped from these fields would result in a decrease in annual transportation segment profit of approximately $6.7 million. A similar decline in volumes shipped from the San Joaquin Valley would result in an estimated $3.1 million decrease in annual transportation segment profit. In addition, any significant production disruption from the outer continental shelf fields and the San Joaquin Valley due to production problems, transportation problems or other reasons could have a material adverse effect on PAA's business.

PAA's profitability depends on the volume of crude oil, refined product and LPG shipped, purchased and gathered.

        Third party shippers generally do not have long-term contractual commitments to ship crude oil on PAA's pipelines. A decision by a shipper to substantially reduce or cease to ship volumes of crude oil on PAA's pipelines could cause a significant decline in PAA's revenues. For example, PAA estimates that an average 20,000 barrel per day variance in the Basin Pipeline System within the current operating window, equivalent to an approximate 5% volume variance on that system, would change annualized transportation segment profit by approximately $2.2 million. In addition, PAA estimates that an average 10,000 barrel per day variance on the Capline Pipeline System, equivalent to an approximate 4% volume variance on that system, would change annualized transportation segment profit by approximately $1.4 million.

        To maintain the volumes of crude oil PAA purchases in connection with its operations, PAA must continue to contract for new supplies of crude oil to offset volumes lost because of natural declines in crude oil production from depleting wells or volumes lost to competitors. Replacement of lost volumes of crude oil is particularly difficult in an environment where production is low and competition to gather available production is intense. Generally, because producers experience inconveniences in switching crude oil purchasers, such as delays in receipt of proceeds while awaiting the preparation of new division orders, producers typically do not change purchasers on the basis of minor variations in price. Thus, PAA may experience difficulty acquiring crude oil at the wellhead in areas where relationships already exist between producers and other gatherers and purchasers of crude oil. PAA estimates that a 15,000 barrel per day decrease in barrels gathered by PAA would have an approximate $3.8 million per year negative impact on marketing segment profit. This impact assumes a reasonable margin throughout various market conditions. Actual margins vary based on the location of the crude oil, the strength or weakness of the market and the grade or quality of crude oil. PAA estimates that a $0.01 variance in the average segment profit per barrel would have an approximate $3.2 million annual effect on marketing segment profit.

Fluctuations in demand can negatively affect PAA's operating results.

        Demand for crude oil is dependent upon the impact of future economic conditions, fuel conservation measures, alternative fuel requirements, governmental regulation or technological advances in fuel economy and energy generation devices, all of which could reduce demand. Demand also depends on the ability and willingness of shippers having access to PAA's transportation assets to satisfy their demand by deliveries through those assets.

        Fluctuations in demand for crude oil, such as caused by refinery downtime or shutdown, can have a negative effect on PAA's operating results. Specifically, reduced demand in an area serviced by PAA's transmission systems will negatively affect the throughput on such systems. Although the negative impact may be mitigated or overcome by PAA's ability to capture differentials created by demand fluctuations, this ability is dependent on location and grade of crude oil, and thus is unpredictable.

PAA's results of operations are influenced by the overall forward market for crude oil, and certain market structures or the absence of pricing volatility may adversely impact PAA's results.

        Results from PAA's marketing segment are influenced by the overall forward market for crude oil. A contango market (meaning that the price of crude oil for future deliveries is higher than current prices) is favorable to commercial strategies that are associated with storage tankage as it allows a party to simultaneously purchase production at current prices for storage and sell at higher prices for future delivery. A backwardated market (meaning that the price of crude oil for future deliveries is lower than current prices) has a positive impact on lease gathering margins because crude oil gatherers can capture a premium for prompt deliveries; however, in this environment there is little incentive to store crude oil as current prices are above future delivery prices. In either case, margins can be improved when prices are volatile. The periods between these two market structures are referred to as transition periods. Depending on the overall duration of these transition periods, how PAA has allocated its assets to particular strategies and the time length of PAA's crude oil purchase and sale contracts and storage lease agreements, these transition periods may have either an adverse or beneficial effect on PAA's aggregate segment profit. A prolonged transition from a backwardated market to a contango market, or vice versa (essentially a market that is neither in pronounced backwardation nor contango), represents the least beneficial environment for PAA's marketing segment.

        The wide contango spreads experienced over the last couple of years, combined with the level of price structure volatility during that time period, has had a favorable impact on PAA's results. If the market remains in its current backwardated structure, PAA's future results from its marketing segment may be less than those generated during the more favorable periods of pronounced contango experienced over the last 24 to 30 months. Moreover, a prolonged transition period or a lack of volatility in the pricing structure may further negatively impact PAA's results.

If PAA does not make acquisitions on economically acceptable terms, PAA's future growth may be limited.

        PAA's ability to grow its distributions depends in part on its ability to make acquisitions that result in an increase in adjusted operating surplus per unit. If PAA is unable to make such accretive acquisitions either because PAA is (i) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts with the sellers, (ii) unable to raise financing for such acquisitions on economically acceptable terms or (iii) outbid by competitors, PAA's future growth will be limited. In particular, competition for midstream assets and businesses has intensified substantially and as a consequence such assets and businesses have become more costly. As a result, PAA may not be able to complete the number or size of acquisitions that PAA has targeted internally or to continue to grow as quickly as PAA has historically.

PAA's growth strategy requires access to new capital. Tightened capital markets or other factors that increase PAA's cost of capital could impair its ability to grow.

        PAA continuously considers potential acquisitions and opportunities for internal growth. These transactions can be effected quickly, may occur at any time and may be significant in size relative to PAA's existing assets and operations. Any material acquisition or internal growth project will require access to capital. Any limitations on its access to capital or increase in the cost of that capital could significantly impair PAA's growth strategy. PAA's ability to maintain its targeted credit profile, including maintaining its credit ratings, could affect PAA's cost of capital as well as its ability to execute PAA's growth strategy.

PAA's acquisition strategy involves risks that may adversely affect its business.

        Any acquisition involves potential risks, including:

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  performance from the acquired assets and businesses that is below the forecasts PAA used in evaluating the acquisition;

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  a significant increase in PAA's indebtedness and working capital requirements;

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  the inability to timely and effectively integrate the operations of recently acquired businesses or assets;

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  the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets prior to their acquisition;

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  risks associated with operating in lines of business that are distinct and separate from PAA's historical operations;

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  customer or key employee loss from the acquired businesses; and

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  the diversion of management's attention from other business concerns.

        Any of these factors could adversely affect PAA's ability to achieve anticipated levels of cash flows from its acquisitions, realize other anticipated benefits and PAA's ability to pay distributions or meet its debt service requirements.

PAA's pipeline assets are subject to federal, state and provincial regulation. Rate regulation or a successful challenge to the rates PAA charges on its U.S. and Canadian pipeline systems may reduce the amount of cash PAA generates.

        PAA's U.S. interstate common carrier pipelines are subject to regulation by the Federal Energy Regulatory Commission, or FERC, under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for petroleum pipelines be just and reasonable and non-discriminatory. PAA is also subject to the Pipeline Safety Regulations of the DOT. PAA's intrastate pipeline transportation activities are subject to various state laws and regulations as well as orders of regulatory bodies.

        The Energy Policy Act of 1992, which we refer to as EP Act 1992, among other things, deems "just and reasonable" within the meaning of the Interstate Commerce Act any oil pipeline rate in effect for the 365-day period ending on the date of the enactment of EP Act 1992 if the rate in effect was not subject to protest, investigation, or complaint during such 365-day period. (That is, the EP Act 1992 "grandfathers" any such rates.) The EP Act 1992 further protects any rate meeting this requirement from complaint unless the complainant can show that a substantial change occurred after the enactment of EP Act 1992 in the economic circumstances of the oil pipeline which were the basis for the rate or in the nature of the services provided which were a basis for the rate. This grandfathering protection does not apply, under certain specified circumstances, when the person filing the complaint was under a contractual prohibition against the filing of a complaint.

        For PAA's U.S. interstate common carrier pipelines subject to FERC regulation under the Interstate Commerce Act, shippers may protest PAA's pipeline tariff filings, and the FERC may investigate new or changed tariff rates. Further, other than for rates set under market-based rate authority and for rates that remain grandfathered under EP Act 1992, the FERC may order refunds of amounts collected under rates that were in excess of a just and reasonable level when taking into consideration the pipeline system's cost of service. In addition, shippers may challenge the lawfulness of tariff rates that have become final and effective. The FERC may also investigate such rates absent shipper complaint. The FERC's ratemaking methodologies may limit PAA's ability to set rates based on PAA's true costs or may delay the use of rates that reflect increased costs.

        The potential for a challenge to the status of PAA's grandfathered rates under EP Act 1992 (by showing a substantial change in circumstances) or a challenge to PAA's indexed rates creates the risk that the FERC might find some of PAA's rates to be in excess of a just and reasonable level—that is, a level justified by PAA's cost of service. In such an event, the FERC could order PAA to reduce any such rates and could require the payment of reparations to complaining shippers for up to two years prior to the complaint.

        PAA's Canadian pipelines are subject to regulation by the National Energy Board, which we refer to as NEB, or by provincial authorities. Under the National Energy Board Act, the NEB could investigate the tariff rates or the terms and conditions of service relating to a jurisdictional pipeline on its own initiative upon the filing of a toll or tariff application, or upon the filing of a written complaint. If it found the rates or terms of service relating to such pipeline to be unjust or unreasonable or unjustly discriminatory, the NEB could require PAA to change its rates, provide access to other shippers, or change PAA's terms of service. A provincial authority could, on the application of a shipper or other interested party, investigate the tariff rates or PAA's terms and conditions of service relating to PAA's provincially regulated proprietary pipelines. If it found PAA's rates or terms of service to be contrary to statutory requirements, it could impose conditions it considers appropriate. A provincial authority could declare a pipeline to be a common carrier pipeline, and require PAA to change its rates, provide access to other shippers, or otherwise alter PAA's terms of service. Any reduction in PAA's tariff rates would result in lower revenue and cash flows.

Some of PAA's operations cross the U.S./Canada border and are subject to cross border regulation.

        PAA's cross border activities with its Canadian subsidiaries subject PAA to regulatory matters, including import and export licenses, tariffs, Canadian and U.S. customs and tax issues and toxic substance certifications. Regulations include the Short Supply Controls of the Export Administration Act, the North American Free Trade Agreement and the Toxic Substances Control Act. Violations of these licensing, tariff and tax reporting requirements could result in the imposition of significant administrative, civil and criminal penalties.

PAA faces competition in its transportation, facilities and marketing activities.

        PAA's competitors include other crude oil pipelines, the major integrated oil companies, their marketing affiliates, and independent gatherers, investment banks, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than PAA's and control greater supplies of crude oil.

        With respect to PAA's natural gas storage operations, PAA competes with other storage providers, including local distribution companies ("LDCs"), utilities and affiliates of LDCs and utilities. Certain major pipeline companies have existing storage facilities connected to their systems that compete with certain of PAA's facilities. Third-party construction of new capacity could have an adverse impact on PAA's competitive position.

PAA is exposed to the credit risk of its customers in the ordinary course of its marketing activities.

        There can be no assurance that PAA has adequately assessed the creditworthiness of its existing or future counterparties or that there will not be an unanticipated deterioration in their creditworthiness, which could have an adverse impact on PAA.

        In those cases in which PAA provides division order services for crude oil purchased at the wellhead, PAA may be responsible for distribution of proceeds to all parties. In other cases, PAA pays all of or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners. These arrangements expose PAA to operator credit risk, and there can be no assurance that PAA will not experience losses in dealings with other parties.

PAA may in the future encounter increased costs related to, and lack of availability of, insurance.

        Over the last several years, as the scale and scope of PAA's business activities have expanded, the breadth and depth of available insurance markets has contracted. Some of this may be attributable to the events of September 11, 2001 and the effects of hurricanes along the Gulf Coast during 2005, which adversely impacted the availability and costs of certain types of coverage. We can give no assurance that PAA will be able to maintain adequate insurance in the future at rates it considers reasonable. The occurrence of a significant event not fully insured could materially and adversely affect PAA's operations and financial condition.

Marine transportation of crude oil and refined product has inherent operating risks.

        PAA's gathering and marketing operations include purchasing crude oil that is carried on third-party tankers. PAA's waterborne cargoes of crude oil are at risk of being damaged or lost because of events such as marine disaster, bad weather, mechanical failures, grounding or collision, fire, explosion, environmental accidents, piracy, terrorism and political instability. Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to PAA's reputation and customer relationships generally. Although certain of these risks may be covered under PAA's insurance program, any of these circumstances or events could increase PAA's costs or lower PAA's revenues.

        In instances in which cargoes are purchased FOB (title transfers when the oil is loaded onto a vessel chartered by the purchaser) the contract to purchase is typically made prior to the vessel being chartered. In such circumstances PAA takes the risk of higher than anticipated charter costs. PAA is also exposed to increased transit time and unanticipated demurrage charges, which involve extra payment to the owner of a vessel for delays in offloading, circumstances that PAA may not control.

Maritime claimants could arrest the vessels carrying PAA's cargoes.

        Crew members, suppliers of goods and services to a vessel, other shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of a vessel carrying a cargo of PAA's oil could substantially delay PAA's shipment.

        In addition, in some jurisdictions, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel carrying PAA's cargo for claims relating to a vessel with which PAA has no relation.

PAA is dependent on use of a third-party marine dock for delivery of waterborne crude oil into its storage and distribution facilities in the Los Angeles basin.

        A portion of PAA's storage and distribution business conducted in the Los Angeles basin (acquired in connection with the Pacific merger) is dependent on PAA's ability to receive waterborne crude oil, a major portion of which is presently being received through dock facilities operated by Shell Oil Products in the Port of Long Beach. PAA is currently a hold-over tenant with respect to such facilities. If PAA is unable to renew the agreement that allows PAA to utilize these dock facilities, and if other alternative dock access cannot be arranged, the volumes of crude oil that PAA presently receives from its customers in the Los Angeles basin may be reduced, which could result in a reduction of PAA's facilities segment revenue and cash flow.

The terms of PAA's indebtedness may limit PAA's ability to borrow additional funds or capitalize on business opportunities. In addition, PAA's future debt level may limit its future financial and operating flexibility.

        As of June 30, 2007, PAA's consolidated debt outstanding was approximately $3.5 billion, consisting of approximately $2.6 billion principal amount of long-term debt (including senior notes) and approximately $0.9 billion of short-term borrowings. As of June 30, 2007, PAA had $1.5 billion of available borrowing capacity under its committed revolving credit facility.

        The amount of PAA's current or future indebtedness could have significant effects on PAA's operations, including, among other things:

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  a significant portion of PAA's cash flow will be dedicated to the payment of principal and interest on its indebtedness and may not be available for other purposes, including the payment of distributions on its units and capital expenditures;

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  credit rating agencies may view PAA's debt level negatively;

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  covenants contained in PAA's existing debt arrangements will require it to continue to meet financial tests that may adversely affect its flexibility in planning for and reacting to changes in its business;

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  PAA's ability to obtain additional financing for working capital, capital expenditures, acquisitions and general partnership purposes may be limited;

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  PAA may be at a competitive disadvantage relative to similar companies that have less debt; and

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  PAA may be more vulnerable to adverse economic and industry conditions as a result of its significant debt level.

        PAA's credit agreements prohibit distributions on, or purchases or redemptions of, units if any default or event of default is continuing. In addition, the agreements contain various covenants limiting PAA's ability to, among other things, incur indebtedness if certain financial ratios are not maintained; grant liens, engage in transactions with affiliates, enter into sale-leaseback transactions; and sell substantially all of its assets or enter into a merger or consolidation. PAA's credit facility treats a change of control as an event of default and also requires PAA to maintain a certain debt coverage ratio. PAA's senior notes do not restrict distributions to unitholders, but a default under PAA's credit agreements will be treated as a default under the senior notes. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities and Long-Term Debt."

        PAA's ability to access capital markets to raise capital on favorable terms will be affected by its debt level, the amount of its debt maturing in the next several years and current maturities, and by prevailing market conditions. Moreover, if the rating agencies were to downgrade PAA's credit ratings, then it could experience an increase in its borrowing costs, face difficulty accessing capital markets or incurring additional indebtedness, be unable to receive open credit from its suppliers and trade counterparties, be unable to benefit from swings in market prices and shifts in market structure during periods of volatility in the crude oil market or suffer a reduction in the market price of its common units. If PAA is unable to access the capital markets on favorable terms at the time a debt obligation becomes due in the future, it might be forced to refinance some of its debt obligations through bank credit, as opposed to long-term public debt securities or equity securities. The price and terms upon which PAA might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that PAA's leverage may adversely affect its future financial and operating flexibility and thereby impact its ability to pay cash distributions at expected rates.

Increases in interest rates could adversely affect PAA's business and the trading price of PAA's units.

        PAA uses both fixed and variable rate debt, and is exposed to market risk due to the floating interest rates on its credit facilities. As of June 30, 2007, PAA had approximately $3.5 billion of consolidated debt, of which approximately $2.5 billion was at fixed interest rates and approximately $1.0 billion was at variable interest rates. From time to time PAA uses interest rate swaps and collars to hedge interest obligations on specific debt issuances, including anticipated debt issuances. In addition, in connection with the Pacific merger, PAA assumed interest rate swaps with an aggregate notional amount of $80 million. The interest rate swaps are a hedge against changes in the fair value of PAA's 7.125% Senior Notes resulting from market fluctuations to LIBOR. PAA's results of operations, cash flows and financial position could be materially adversely affected by significant increases in interest rates above current levels. Further, the trading price of PAA's units will be sensitive to changes in interest rates and any rise in interest rates could adversely impact such trading price.

Changes in currency exchange rates could adversely affect PAA's operating results.

        Because PAA conducts operations in Canada, PAA is exposed to currency fluctuations and exchange rate risks that may adversely affect PAA's results of operations.

Terrorist attacks aimed at PAA's facilities could adversely affect PAA's business.

        Since the September 11, 2001 terrorist attacks, the U.S. government has issued warnings that energy assets, specifically the nation's pipeline infrastructure, may be future targets of terrorist organizations. These developments will subject PAA's operations to increased risks. Any future terrorist attack that may target PAA's facilities, those of PAA's customers and, in some cases, those of other pipelines, could have a material adverse effect on PAA's business.

An impairment of goodwill could reduce PAA's earnings.

        PAA recorded a significant amount of goodwill upon completion of its merger with Pacific, but PAA's preliminary estimate is subject to change. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the acquired tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles, which we refer to as GAAP, require PAA to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. If PAA were to determine that any of its remaining balance of goodwill was impaired, PAA would be required to take an immediate charge to earnings with a corresponding reduction of partners' equity and increase in balance sheet leverage as measured by debt to total capitalization.

PAA's natural gas storage facilities are new and have limited operating history.

        Although PAA believes that its operating natural gas storage facilities are designed substantially to meet PAA's contractual obligations with respect to injection and withdrawal volumes and specifications, the facilities are new and have a limited operating history. If PAA fails to receive or deliver natural gas at contracted rates, or cannot deliver natural gas consistent with contractual quality specifications, PAA could incur significant costs to maintain compliance with its contracts.

PAA has a limited history of operating natural gas storage facilities and transporting, storing and marketing refined products.

        Although many aspects of the natural gas storage and refined products industries are similar to PAA's crude oil operations, PAA's current management has little experience in operating natural gas storage facilities or in the refined products business. There are significant risks and costs inherent in PAA's efforts to engage in these operations, including the risk that PAA's new lines of business may not be profitable and that PAA might not be able to operate them or implement its operating policies and strategies successfully.

        The devotion of capital, management time and other resources to natural gas storage and refined products operations could adversely affect PAA's existing business. Entering into the natural gas storage and refined products industries may require substantial changes, including acquisition costs, capital development expenditures, adding skilled management and employees and realigning PAA's current organization to reflect these new lines of business. Entering into the natural gas storage and refined products industries will require an investment in personnel and assets and the assumption of risks that may be greater than PAA has previously assumed.

Federal, state or local regulatory measures could adversely affect PAA's natural gas storage business.

        PAA's natural gas storage operations are subject to federal, state and local regulation. Specifically, PAA's natural gas storage facilities and related assets are subject to regulation by the FERC, the Michigan Public Service Commission and various Louisiana state agencies. PAA's facilities essentially have market-based rate authority from such agencies. Any loss of market-based rate authority could have an adverse impact on PAA's revenues associated with providing storage services. In addition, failure to comply with applicable regulations under the Natural Gas Act, and certain other state laws could result in the imposition of administrative, civil and criminal remedies.

PAA's natural gas storage business depends on third party pipelines to transport natural gas.

        PAA depends on third party pipelines to move natural gas for its customers to and from its facilities. Any interruption of service on the pipelines or lateral connections or adverse change in the terms and conditions of service could have a material adverse effect on PAA's ability, and the ability of PAA's customers, to transport natural gas to and from PAA's facilities, and could have a corresponding material adverse effect on PAA's storage revenues. In addition, the rates charged by the interconnected pipeline for transportation to and from PAA's facilities could affect the utilization and value of PAA's storage services. Significant changes in the rates charged by the pipeline or the rates charged by other pipelines with which the interconnected pipelines compete could also have a material adverse effect on PAA's storage revenues.

PAA may not be able to retain existing natural gas storage customers or acquire new customers, which would reduce PAA's cash flow and limit its future profitability.

        The renewal or replacement of existing contracts with PAA's customers at rates sufficient to maintain or exceed current or anticipated cash flows depends on a number of factors beyond PAA's control, including competition from other storage providers and the supply of and demand for natural gas in the markets PAA serves. The inability to renew or replace PAA's current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on PAA's profitability.

Joint venture structures can create operational difficulties.

        PAA's natural gas storage operations are conducted through PAA/Vulcan, a joint venture between PAA and a subsidiary of Vulcan Capital Private Equity I LLC ("Vulcan LLC"). PAA is also engaged in a joint venture arrangement with Settoon Towing.

        Joint venture arrangements typically include provisions designed to allow each venturer to participate at some level in the management of the venture and to protect such venturer's investment. As a result, differences in views among the joint venture participants may result in delayed decisions or in failures to agree on major matters, such as large expenditures or contractual commitments, the construction or acquisition of assets or borrowing money, among others. Delay or failure to agree may prevent action with respect to such matters, even though such action may serve PAA's best interest or that of the joint venture. Accordingly, delayed decisions and failures to agree can potentially adversely affect the business and operations of the joint ventures and in turn PAA's business and operations.

Tax Risks to Common Unitholders

        In addition to reading the following risk factors, you should read "Material Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status and PAA's status as partnerships for federal income tax purposes, as well as neither PAA nor us being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us or PAA as a corporation or if we or PAA become subject to additional amounts of entity-level taxation for state or foreign tax purposes, it would reduce the amount of cash available for distribution to our unitholders.

        The value of our investment in PAA, as well as the anticipated after-tax economic benefit of an investment in our limited partner units depends largely on PAA and us each being treated as a partnership for federal income tax purposes, which requires that 90% or more of our and PAA's gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code. If we or PAA were treated as a corporation for federal income tax purposes, we and/or PAA would pay federal income tax on our respective taxable incomes at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income taxes at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to our unitholders. Because a tax would be imposed upon us and/or PAA as corporations, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us or PAA as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our limited partner units.

        Current law may change causing us and/or PAA to be treated as a corporation for federal income tax purposes or otherwise subject us and/or PAA to entity-level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Specifically, beginning in 2008, PAA will be subject to a new entity level tax on the portion of its income that is generated in Texas in the prior year. Imposition of any such additional taxes on PAA or us will reduce the cash available for distribution to our unitholders.

        PAA's partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects PAA to taxation as a corporation or otherwise subjects PAA to entity-level taxation for federal income tax purposes, PAA's target distribution amounts will be adjusted to reflect the impact of that law on PAA. If this were to happen, the amount of distributions we receive on the incentive distribution rights of PAA and our resulting cash flows could be reduced substantially, which would adversely affect our ability to pay cash distributions.

Recent changes in Canadian tax law will subject PAA's Canadian subsidiaries to entity-level tax, which will reduce the amount of cash available to pay distributions and our debt obligations.

        In June 2007, the Canadian government passed legislation that imposes entity-level taxes on certain types of flow-through entities. The legislation includes a safe harbor provision which grandfathers existing entities and delays the effective date of such legislation until 2011 subject to companies not exceeding the normal growth guidelines as defined in the legislation. Although limited guidance is currently available, we believe that PAA's Canadian partnerships will be covered under the legislation and thus would be subject to the tax. PAA is currently within the normal growth guidelines as defined in the legislation, which delays the effective date until 2011. An entity-level taxation of PAA's Canadian subsidiaries will reduce cash available for distributions or to pay debt obligations.

The tax treatment of our structure is subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

        The U.S. federal income tax treatment of common unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law. You should be aware that the U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to Treasury Regulations and other modifications and interpretations. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation (referred to as the "Qualifying Income Exception"), affect or cause us to change our business activities, affect the tax considerations of an investment in us, change the character or treatment of portions of our income and adversely affect an investment in our common units. For example, in response to certain recent developments, members of Congress are considering substantive changes to the definition of qualifying income under Internal Revenue Code section 7704(d). It is possible that these efforts could result in changes to the existing U.S. tax laws that affect publicly traded partnerships, including us. We are unable to predict whether any of these changes, or other proposals will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

        We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Please read "Material Tax Consequences—Disposition of Units—Allocations Between Transferors and Transferees."

If the IRS contests the federal income tax positions we or PAA take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

        The IRS has made no determination as to our or PAA's status as a partnership for federal income tax purposes or as to any other matter affecting us or PAA. The IRS may adopt positions that differ from the conclusions of our counsel or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with some or all of our counsel's conclusions or positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

        Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, our unitholders will be required to pay any federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they receive no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

        If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount of any such prior excess distributions with respect to your units will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read "Material Tax Consequences—Disposition of Units—Recognition of Gain or Loss" for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

        Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal tax returns and pay tax on their share of our taxable income. Tax-exempt entities and non-U.S. persons should consult their tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders' tax returns. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election" for a further discussion of the effect of the depreciation and amortization positions we adopted.

PAA has adopted certain valuation methodologies that may result in a shift of income, gain, loss and deduction between us and the public unitholders of PAA. The IRS may challenge this treatment, which could adversely affect the value of PAA's common units and our common units.

        When we or PAA issue additional units or engage in certain other transactions, PAA determines the fair market value of its assets and allocates any unrealized gain or loss attributable to such assets to the capital accounts of PAA's public unitholders and us. PAA's methodology may be viewed as understating the value of PAA's assets. In that case, there may be a shift of income, gain, loss and deduction between certain PAA public unitholders and us, which may be unfavorable to such PAA unitholders. Moreover, under PAA's current valuation methods, subsequent purchasers of our common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to PAA's intangible assets and a lesser portion allocated to PAA's tangible assets. The IRS may challenge PAA's valuation methods, or our or PAA's allocation of the Section 743(b) adjustment attributable to PAA's tangible and intangible assets, and allocations of income, gain, loss and deduction between us and certain of PAA's public unitholders.

        A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders or the PAA unitholders. It also could affect the amount of gain on the sale of common units by our unitholders or PAA's unitholders and could have a negative impact on the value our common units or those of PAA or result in audit adjustments to the tax returns of our or PAA's unitholders without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests or PAA's capital and profits interests within a twelve-month period will result in the termination of our partnership or PAA's partnership for federal income tax purposes. Moreover, the transactions surrounding our formation and this offering may cause a termination of PAA's partnership for federal income tax purposes.

        We will be considered to have terminated our partnership for federal income tax purposes if, within a twelve-month period, there is a sale or exchange of 50% or more of the total interests in our capital and profits. Likewise, PAA will be considered to have terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in PAA's capital and profits within a twelve-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders which would result in us filing two tax returns (and our unitholders could receive two Schedule K-1's) for one fiscal year. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination, or the termination of PAA, currently would not affect our classification, or the classification of PAA, as a partnership for federal income tax purposes, but instead, we or PAA would be treated as a new partnership for tax purposes. If treated as a new partnership, we or PAA, as the case may be, must make new tax elections and could be subject to penalties if we or PAA were unable to determine that a termination occurred. Please read "Material Tax Consequences—Disposition of Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

        The transactions related to our formation and this initial public offering may, when aggregated with the public trading of PAA's common units, represent a sale or exchange of more than a 50% interest in PAA's capital and profits, causing a termination of PAA's partnership. In order to determine whether a sale or exchange of 50% or more of PAA's capital and profits interests has occurred, PAA reviews all information available related to transactions involving transfers of PAA interests, including reported transfers of PAA units by our affiliates and sales of PAA common units pursuant to trading activity in the public markets; however, the information available does not provide all of the information necessary to make a definitive determination, on a current basis, of whether there have been sales and exchanges of 50% or more of PAA's capital and profits interests within the prior twelve-month period, and PAA may not have all of the information necessary to make this determination until several months following the time of the transfers that would cause the 50% threshold to be exceeded. Based on the information currently available, PAA believes that when combined with the transfers related to our formation and initial public offering, transfers of PAA's capital and profits interests are approaching and could exceed the 50% threshold.

Our unitholders will likely be subject to state, local and foreign taxes and return filing requirements in states and jurisdictions where they do not live as a result of investing in our common units.

        In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state, local and foreign taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which PAA does business or owns property now or in the future, even if our unitholders do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. PAA currently owns assets and conducts business in most states in the United States and Canada, most of which impose a personal income tax on individuals and an income tax on corporations and other entities. It is our unitholders' responsibility to file all United States federal, state, local and foreign tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

FORWARD-LOOKING STATEMENTS

        All statements included in this prospectus, other than statements of historical fact, are forward-looking statements, including but not limited to statements identified by the words "anticipate," "believe," "estimate," "expect," "plan," "intend" and "forecast," and similar expressions and statements regarding our business strategy, PAA's business strategy, plans and objectives of our management for future operations. The absence of these words, however, does not mean that the statements are not forward-looking. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

  •
  our ability to pay distributions to our unitholders;

  •
  our expected receipt of distributions from PAA;

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  PAA's failure to realize the anticipated synergies and other benefits of the Pacific merger;

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  the success of PAA's risk management activities;

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  environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

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  maintenance of PAA's credit rating and PAA's ability to receive open credit from its suppliers and trade counterparties;

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  abrupt or severe declines or interruptions in outer continental shelf production located offshore California and transported on PAA's pipeline systems;

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  PAA's failure to implement or capitalize on planned internal growth projects;

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  shortages or cost increases of power supplies, materials or labor;

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  the availability of adequate third-party production volumes for transportation and marketing in the areas in which PAA operates, and other factors that could cause declines in volumes shipped on PAA's pipelines by PAA and third-party shippers;

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  fluctuations in refinery capacity in areas supplied by PAA's mainlines, and other factors affecting demand for various grades of crude oil, refined products and natural gas and resulting changes in pricing conditions or transmission throughput requirements;

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  the availability of, and PAA's ability to consummate, acquisition or combination opportunities;

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  PAA's access to capital to fund additional acquisitions and PAA's ability to obtain debt or equity financing on satisfactory terms;

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  PAA's successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from PAA's historical operations;

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  unanticipated changes in crude oil market structure and volatility (or lack thereof);

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  the impact of current and future laws, rulings and governmental regulations;

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  the effects of competition;

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  continued creditworthiness of, and performance by, PAA's counterparties;

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  interruptions in service and fluctuations in tariffs or volumes on third-party pipelines;

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  increased costs or lack of availability of insurance;

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  fluctuations in the debt and equity markets, including the price of PAA's units at the time of vesting under its long-term incentive plans;

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  the currency exchange rate of the Canadian dollar;

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  weather interference with business operations or project construction;

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  risks related to the development and operation of natural gas storage facilities;

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  general economic, market or business conditions; and

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  other factors and uncertainties inherent in the transportation, storage, terminalling and marketing of crude oil, refined products and LPG.

        Other factors described elsewhere in this prospectus, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read "Risk Factors." Except as required by applicable securities laws, we do not intend to update these forward-looking statements and information.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $                   million from the sale of            common units offered by this prospectus, after deducting underwriting discounts and commissions. We will use the net proceeds from this offering to:

  •
  distribute approximately $                   million to the contributing parties, $                   million of which represents reimbursement for prior capital expenditures; and

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  pay approximately $                   million of expenses associated with the offering and related formation transactions.

        A $1.00 increase or decrease in the assumed initial public offering price of $                  per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions, to increase or decrease by approximately $                   million.

        The net proceeds from any exercise of the underwriters' option to purchase additional common units will be used to redeem an equal number of common units from the contributing parties.

CAPITALIZATION

        We were formed in August 2007 and, therefore, do not have historical financial statements. Upon completion of this offering we will own and control GP LLC and PAA GP. Accordingly, the following table sets forth GP LLC's consolidated historical cash and cash equivalents and capitalization as of June 30, 2007. No adjustments have been made for the offering or the use of proceeds therefrom.

        The historical financial data of GP LLC presented in the table below is derived from and should be read in conjunction with GP LLC's historical financial statements, including the accompanying notes, included elsewhere in this prospectus.

As of June 30, 2007
Plains All American GP LLC Historical(1)
(in millions)
Cash and Cash Equivalents of Plains All American Pipeline, L.P., Plains AAP, L.P. and Plains All American GP LLC	$45.9

Debt Obligations of Plains All American Pipeline, L.P.:
Short-Term Debt
Senior secured hedged inventory facility bearing interest at a rate of 5.8% at June 30, 2007	887.6
Working capital borrowings	—
Other	3.3

Total short-term debt	890.9
Long-Term Debt
4.75% senior notes due August 2009, net of unamortized discount of $0.3 million at June 30, 2007	174.7
7.75% senior notes due October 2012, net of unamortized discount of $0.2 million at June 30, 2007	199.8
5.63% senior notes due December 2013, net of unamortized discount of $0.4 million at June 30, 2007	249.6
7.13% senior notes due June 2014, net of unamortized premium of $8.2 million at June 30, 2007	258.2
5.25% senior notes due June 2015, net of unamortized discount of $0.6 million at June 30, 2007	149.4
6.25% senior notes due September 2015, net of unamortized discount of $0.8 million at June 30, 2007	174.2
5.88% senior notes due August 2016, net of unamortized discount of $0.9 million at June 30, 2007	174.1
6.13% senior notes due January 2017, net of unamortized discount of $1.6 million at June 30, 2007	398.4
6.70% senior notes due May 2036, net of unamortized discount of $0.4 million at June 30, 2007	249.6
6.65% senior notes due January 2037, net of unamortized discount of $4.9 million at June 30, 2007	595.1

Senior notes, net of unamortized discount	2,623.1
Long-term debt under credit facilities and other	1.2

Total long-term debt	2,624.3

Total Debt Obligations of Plains All American Pipeline, L.P.(1)	3,515.2

Minority Interest in Plains All American Pipeline, L.P.	3,422.7

Equity
Members' Equity of Plains All American GP LLC	1.1

Total equity	1.1

Total Capitalization	$6,939.0

(1)
As described elsewhere in this prospectus, we expect to enter into a new revolving credit facility in connection with the closing of this offering.

        There have been no material changes to the capitalization of GP LLC since June 30, 2007.

DILUTION

        Dilution is the amount by which the offering price paid by purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering. On a pro forma basis as of June 30, 2007, after giving effect to the offering of our common units at the initial public offering price of $            per common unit and the related transactions, the net tangible book value of our assets would have been approximately $             million, or $            per common unit. Purchasers of our common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Initial public offering price per common unit	$
Less: Pro forma net tangible book value per common unit after the offering(1)
Immediate dilution in net tangible book value per common unit to new investors	$

(1)
Determined by dividing the total number of common units to be outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering and the related transactions.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their common units and support units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
General partner and affiliates(1)
New investors
Total

(1)
The common and support units acquired by our general partner and its affiliates consist of             common units and             support units.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

        You should read the following discussion of our cash distribution policy in conjunction with the more detailed information regarding the factors and assumptions upon which our cash distribution policy is based in "Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Plains All American Pipeline, L.P." below. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and material risks inherent in our and PAA's business.

        For additional information regarding our historical and pro forma operating results, you should refer to our audited historical financial statements for the years ended December 31, 2006, 2005 and 2004, our unaudited historical financial statements for the six months ended June 30, 2007 and 2006, and our pro forma financial statements for the six months ended June 30, 2007 and the year ended December 31, 2006, each included elsewhere in this prospectus.

General

        Rationale for Our Cash Distribution Policy.    Our partnership agreement requires us to distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to mean generally, for each fiscal quarter, cash generated from our business in excess of the amount of cash reserves established by our general partner to, among other things:

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  comply with applicable law;

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  comply with any agreement binding upon us or our subsidiaries (exclusive of PAA and its subsidiaries);

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  provide for future distributions to our unitholders;

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  provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect us in the future;

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  provide for our general, administrative and other expenses, including those we will incur as the result of becoming a publicly traded company;

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  permit us to pay PAA GP as necessary to permit PAA GP to make required capital contributions to PAA to maintain its 2% general partner interest upon the issuance of partnership securities by PAA; or

  •
  otherwise provide for the proper conduct of our business, including with respect to the matters described under "Description of Our Partnership Agreement—Purpose."

Our partnership agreement will not restrict our ability to borrow to pay distributions. It is important that you understand that our cash flow is generated solely by distributions on our direct and indirect partnership interests in PAA and therefore is entirely dependent upon the ability of PAA to make cash distributions to its partners. We currently have no independent operations and do not currently intend to conduct operations separate from those of PAA. Accordingly, we believe we will have relatively low cash requirements for operating expenses and capital investments. Therefore, we believe that our investors are best served by our distributing all of our available cash to our unitholders as described below. Because we are currently not subject to an entity-level federal income tax, we will have more cash to distribute to you than if we were a corporation.

        Restrictions and Limitations on Our Cash Distribution Policy.    There is no guarantee that unitholders will receive quarterly distributions from us or that we will receive quarterly distributions from PAA. Neither we nor PAA have a legal obligation to pay distributions, except as provided in our partnership agreements. Our cash distributions will not be cumulative. Consequently, if we do not pay distributions on our common units with respect to any fiscal quarter at the anticipated initial quarterly distribution, our unitholders will not be entitled to receive that fiscal quarter's payment in the future.

        Our distribution policy and PAA's distribution policy are subject to certain restrictions and may be changed at any time. These restrictions include the following:

  •
  PAA's cash distribution policy is subject to restrictions on distributions under its credit facilities, which prohibit distributions on, or purchases or redemptions of, units if any default or event of default is continuing. These credit facilities contain various covenants limiting PAA's ability to, among other things, incur indebtedness if certain financial ratios are not maintained, grant liens, engage in transactions with affiliates, enter into sale-leaseback transactions, and sell substantially all of its assets or enter into a merger or consolidation. In addition, these credit facilities treat a change of control or failure to maintain a certain debt coverage ratio as an event of default. PAA's senior notes do not restrict distributions to unitholders, but are subject to certain other restrictive covenants. A default under PAA's credit facilities will be treated as a default under the senior notes. These financial tests and covenants are described in this prospectus under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities and Long-Term Debt." Should PAA be unable to comply with the restrictions under its debt agreements, PAA would be prohibited from making cash distributions to us, which in turn would prevent us from making cash distributions to you notwithstanding our stated cash distribution policy.

  •
  Our cash distribution policy will be subject to restrictions on distributions under our contemplated credit facility. Specifically, our contemplated credit facility will likely contain material financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions under our contemplated credit facility, we would be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

  •
  PAA GP has authority under PAA's partnership agreement to establish cash reserves that are necessary or appropriate in its reasonable discretion for the proper conduct of PAA's business, to comply with applicable law or any agreement binding on PAA and its subsidiaries and to provide for future cash distributions to PAA's unitholders. The establishment of those reserves could result in a reduction in cash distributions that we would otherwise anticipate receiving from PAA, which in turn could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by PAA GP in its reasonable discretion will be binding on PAA's unitholders as well as the holders of its general partnership interest and incentive distribution rights.

  •
  As described above, our general partner will have authority under our partnership agreement to establish cash reserves. The establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement provides that in order for a determination by our general partner to be made in good faith, it must subjectively believe the determination is in, or not opposed to, our best interests.

  •
  Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, PAA may not make a distribution to us and we may not make a distribution to our unitholders if such distribution would cause PAA's or our liabilities to exceed the fair value of PAA's or our assets, as applicable.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to increases in our general and administrative expenses, working capital requirements and anticipated cash needs, or similar cash needs of PAA and its subsidiaries.

        Our Cash Distribution Policy Limits Our Ability to Grow.    Because we distribute all of our available cash, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. In fact, because currently our only cash-generating assets are direct and indirect partnership interests in PAA, our growth will be completely dependent upon PAA. Increases in cash distributions we receive with respect to our interests in PAA are generally a result of two factors: (i) an increase in PAA's per unit distribution level and/or (ii) an increase in the number of PAA units outstanding. If we issue additional units or we were to incur debt, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our cash distribution levels. There are no limitations in our partnership agreement on our ability to incur indebtedness or to issue additional units, including units ranking senior to our common units.

        PAA's Ability to Grow is Dependent on its Ability to Access External Growth Capital.    Consistent with the terms of its partnership agreement, PAA distributes its available cash each quarter to its partners. In determining the amount of cash available for distribution, PAA sets aside cash reserves, which it uses, among other things, to fund acquisitions and growth capital expenditures. Additionally, PAA has relied upon external financing sources, including commercial borrowings and other debt and equity issuances, to fund its acquisition and growth capital expenditures. Accordingly, to the extent PAA does not have sufficient cash reserves or is unable to finance growth externally, its ability to grow will likely be impaired. If PAA issues additional units, the payment of distributions on those additional units may increase the risk that PAA will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash we have to distribute to our unitholders. There are no current limitations in PAA's partnership agreement on its ability to incur indebtedness or to issue additional units, including units ranking senior to its common units. The incurrence of additional debt by PAA to finance its growth strategy would result in increased interest expense to PAA, which in turn may reduce its cash distributions to us and reduce the available cash that we have to distribute to our unitholders.

        The Incentive Distribution Rights in PAA that PAA GP Owns May Be Limited or Modified Without Your Consent.    We own all of the Class A units in PAA GP, which owns all of the incentive distribution rights in PAA, which entitle PAA GP to receive increasing percentages (up to a maximum of 48%) of any cash distributed by PAA in excess of $0.450 per PAA unit in any quarter. A substantial portion of the cash flow we receive from PAA is provided by these incentive distribution rights. For the twelve months ended June 30, 2007, approximately 59% of the pro forma cash that we would have received from PAA would have been attributable to our ownership of the incentive distribution rights. A portion of the cash we would otherwise receive with respect to the incentive distribution rights may in the future be distributed to the holders of Class B units of PAA GP. Please read "—PAA GP—Class B Units" below.

        PAA, like other publicly traded partnerships, will generally only undertake an acquisition or expansion capital project if, after giving effect to related costs and expenses, the transaction would be expected to be accretive in future periods, meaning it would increase cash distributions per unit. Because PAA GP currently participates in the incentive distribution rights at all levels, including the highest sharing level of 48%, it is harder for an acquisition or capital project to show accretion for the common unitholders of PAA than if the incentive distribution rights received less incremental cash flow. We therefore expect that PAA GP may determine, in certain cases, to propose a reduction to the incentive distribution rights to facilitate a particular acquisition or expansion capital project. Such a reduction may relate to all of the cash flow on the incentive distribution rights or only to the expected cash flow from the transaction and may be either temporary or permanent in nature. For example, in connection with the Pacific merger, PAA GP determined that the near-term dilution to distributable cash flow per unit associated with the merger was offset by anticipated long-term accretion per unit associated with the merger. To partially mitigate the initial dilutive effect of the merger, PAA GP agreed to an aggregate $65 million temporary reduction in the amount of incentive distributions otherwise payable to it. For a description of the Pacific IDR reduction, please read "How We Make Cash Distributions—Support Units."

        In addition to benefiting the common unitholders of PAA, a reduction in the incentive distribution rights may, as was determined in the case of the Pacific merger, be in the long-term interests of the holder of the incentive distribution rights because the aggregate amount of cash distributed in respect of the modified incentive distribution rights may increase as a result of the acquisition or growth project, even if cash is distributed at lower overall sharing ratios.

        Our partnership agreement authorizes our general partner to approve any waiver, reduction, limitation or modification to PAA's incentive distribution rights without the consent of our unitholders. Any determination with respect to such modification could include consideration of one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect that a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions, which are difficult to predict. Realization of many of the assumptions will be beyond our general partner's control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period.

Pacific IDR Reduction and Support Units

        In connection with the Pacific merger, the contributing parties agreed to forego an aggregate of $65 million in incentive distributions through 2011, including $20 million in 2007, $15 million in each of 2008 and 2009, $10 million in 2010 and $5 million in 2011. As consideration for their contribution of assets to us, the contributing parties have agreed to receive common units as well as support units from us. The support units will forego distributions each quarter in an amount equal to the Pacific IDR reduction for that quarter. The distributions foregone by the support units will entitle our common unitholders to receive distributions as if the Pacific IDR reduction had not occurred. The support units will only be entitled to participate in distributions in excess of $            per unit in any quarter. After the initial quarterly distribution has been paid in any quarter, the support units will participate pro rata in distributions with the common units. We expect that any future modification to the incentive distribution rights will be borne by all of our unitholders.

        Assuming we pay an amount equal to or greater than our anticipated initial quarterly distribution in each quarter, one-third of our support units will convert into an equal number of common units on the first business day after our distribution is paid with respect to the fiscal quarter ending September 30 in each of 2009, 2010 and 2011. To the extent that our quarterly distribution during these payment periods is below $            in any quarter, the applicable tranche of support units will remain outstanding until that tranche of support units has foregone an amount sufficient to cover the remaining portion of the Pacific IDR reduction corresponding to those support units. Accordingly, assuming we are not able to pay our anticipated initial quarterly distribution of $            in any such period:

  •
  one-third of the support units will convert into common units on the first business day after the payment of our distribution in any quarter that results in aggregate per unit distributions paid on each outstanding common unit up to and including $             per unit per quarter (but excluding any amounts in excess of $            per unit per quarter) for the quarters following the closing being equal to or greater than $            ;

  •
  the second third of the support units will convert into common units on the first business day after the payment of our distribution in any quarter that results in aggregate per unit distributions paid on each outstanding common unit up to and including $             per unit per quarter (but excluding any amounts in excess of $            per unit per quarter) for the quarters following the closing being equal to or greater than $            ; and

  •
  the final third of the support units will convert into common units on the first business day after the payment of our distribution in any quarter that results in aggregate per unit distributions paid on each outstanding common unit up to and including $             per unit per quarter (but excluding any amounts in excess of $            per unit per quarter) for the quarters following the closing being equal to or greater than $            .

For purposes of these conversion tests, the quarter in which the closing of this offering occurs will be treated as a full quarter and not prorated. For more information regarding the conversion of the support units, please see "How We Make Cash Distributions—Support Units."

PAA GP—Class B Units

        The amount of cash available for distribution from PAA GP will be reduced by amounts to which the Class B units, each representing a profits interest in PAA GP, are entitled. The equity owners of PAA GP have authorized the Class B units for issuance to certain senior members of PAA's management. The Class B units are limited to proportionate participation in cash distributions paid by PAA GP above $11.0 million per quarter. As of the date hereof, up to approximately 163,000 Class B units have been issued or approved for issuance and 37,000 Class B units have been reserved for future issuance. The Class B units are subject to restrictions on transfer and are not currently entitled to any distributions, but as described below, will be entitled to participate in distributions in any quarter in which PAA distributes at least $0.875 per common unit ($3.50 per common unit on an annualized basis). Assuming all authorized Class B units are issued, the maximum participation would be 8% of the amount in excess of $11.0 million per quarter.

        The Class B units become earned (entitled to participate in distributions) as specific performance thresholds tied to PAA's quarterly distribution levels are met. The following chart depicts the performance thresholds and the aggregate quarterly distribution payable, assuming that all the Class B units are issued:

PAA Quarterly Distribution Level	Level of Participation of Class B Unitholders in All Distributions from PAA GP in Excess of $11.0 Million Per Quarter	Aggregate Quarterly Distribution(1) (in millions)
Below $0.875	0%	$0
At least $0.875 but less than $0.9375	2%	$0.3–1.0
At least $0.9375 but less than $1.00	4%	$1.0–1.9
At least $1.00 but less than $1.125	6%	$1.9–3.7
Equal to or greater than $1.125	8%	greater than $3.7

(1)
The aggregate quarterly distribution attributable to the Class B units is based on PAA's 115,981,676 outstanding common units as of June 30, 2007 and assumes a quarterly Pacific IDR reduction of $3.75 million.

        As provided in PAA GP's partnership agreement, holders of Class B units that are earned or vested will be obligated to fund a portion of PAA GP's obligation to contribute additional capital to PAA in the event of an equity issuance by PAA in order to maintain PAA GP's 2% general partner interest in PAA.

        Any future issuance of Class B units may be on terms different from those stated above; however, the aggregate participation of the Class B units in cash distributions paid by PAA GP above $11.0 million per quarter will not exceed 8%. For more detail about the Class B units, including the ability of PAA GP to call the Class B units under certain circumstances, please read "Management—PAA GP—Class B Units."

Our Initial Distribution Rate

        Our Cash Distribution Policy.    Upon the closing of this offering, we expect to pay an initial quarterly distribution of $            per unit, or $            per unit on an annualized basis. This equates to an aggregate cash distribution of approximately $            million per quarter, or approximately $            million per year. If the underwriters' option to purchase additional common units is exercised, an equivalent number of common units will be redeemed from the contributing parties. Accordingly, the exercise of the underwriters' option to purchase additional common units will not affect the total amount of units outstanding or the amount of cash needed to pay the initial distribution rate on all common units.

        Our ability to make cash distributions at the initial distribution rate will be subject to the factors described above under the caption "—Restrictions and Limitations on Our Cash Distribution Policy." We cannot assure you that any distributions will be declared or paid by us. See "Risk Factors—Risks Inherent in an Investment in Us—Our cash flow will be entirely dependent upon the ability of PAA to make cash distributions to us."

        We will pay our cash distributions within 55 days after the end of each fiscal quarter to holders of record on or about the first of the month in which the distribution is paid. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately following the indicated distribution date. We will pay you a prorated cash distribution for the first quarter that we are a publicly traded partnership. This prorated cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Any distributions received by us from PAA related to periods prior to the closing of this offering will be distributed to the contributing parties. We expect to pay this cash distribution on or about            .

        As of the date of this offering, our general partner will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our general partner's 0.1% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 0.1% general partner interest. Our general partner is not obligated to contribute a proportionate amount of capital to maintain its current general partner interest.

        The following table sets forth the estimated aggregate distribution amounts payable on our common units and our general partner's 0.1% general partner interest during the year following the closing of this offering at our initial distribution rate of $            per common unit per quarter (or $            per common unit on an annualized basis). Our support units are excluded from the following table as they are only entitled to participate in distributions in excess of $            per unit per quarter.

	No Exercise of the Underwriters' Over-Allotment Option			Full Exercise of the Underwriters' Over-Allotment Option
		Initial Quarterly Distribution			Initial Quarterly Distribution
	Number of Units	One Quarter	Four Quarters	Number of Units	One Quarter	Four Quarters
Distributions to public unitholders
Distributions to contributing parties
Distributions to our general partner
Total

        Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner, including a determination with respect to establishing cash reserves, must be made in "good faith" and that any such determination will not be the subject of any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Our partnership agreement also provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in, or not opposed to, our best interests.

        PAA's Cash Distribution Policy.    Like us, PAA is required pursuant to its partnership agreement to distribute its available cash to its partners on a quarterly basis. Under PAA's partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from PAA's business in excess of the amount PAA GP determines is necessary or appropriate to provide for the proper conduct of its business, to comply with applicable law or any agreement binding on PAA and its subsidiaries and to provide for future distributions to PAA's unitholders for any one or more of the upcoming four quarters. PAA GP's determination of available cash takes into account the possibility of establishing cash reserves in some quarterly periods that it may use to pay cash distributions in other quarterly periods, thereby enabling it to maintain relatively consistent cash distribution levels even if PAA's business experiences fluctuations in its cash from operations due to seasonal and cyclical factors. PAA GP's determination of available cash also allows PAA to maintain reserves to provide funding for its growth opportunities. PAA makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations.

        The following table sets forth, for the periods indicated, the amount of quarterly cash distributions PAA paid for each of its partnership interests, including the incentive distribution rights, with respect to the quarter indicated. The actual cash distributions by PAA to its partners occur within 45 days after the end of each quarter. Since year-end 2000, PAA has increased its quarterly cash distribution 20 times, including increases in the last thirteen consecutive quarters. During that time period, PAA has increased its quarterly distribution by 79% from $0.4625 per common unit, or $1.85 on an annualized basis, to $0.83 per common unit, or $3.32 on an annualized basis. Such increase equates to a compounded annual growth rate in PAA distributions of 9.4%.

	PAA's Cash Distribution History(1)(2)
	Cash Distribution Per Limited Partner Unit	PAA Limited Partner Units Outstanding	Total PAA Cash Distributions	Distributions on Limited Partner Units	Distributions on General Partner Interest	Distributions on Incentive Distribution Rights		Hypothetical Distributions to Plains GP Holdings, L.P.(3)
	(In millions except Cash Distribution Per Limited Partner Unit)
2003
First Quarter	$0.550	52.2	$30.6	$28.7	$0.6	$1.3		$10.2
Second Quarter	0.550	52.2	30.6	28.7	0.6	1.3		10.2
Third Quarter	0.550	55.5	32.5	30.5	0.6	1.3		10.2
Fourth Quarter	0.563	58.4	35.2	32.9	0.7	1.6		10.7
2004
First Quarter	$0.563	62.3	$37.5	$35.0	$0.7	$1.8		$10.9
Second Quarter	0.578	67.2	41.8	38.8	0.8	2.2		11.7
Third Quarter	0.600	67.3	43.9	40.4	0.8	2.7		12.5
Fourth Quarter	0.613	67.3	45.0	41.2	0.8	2.9		12.9
2005
First Quarter	$0.638	67.9	$47.7	$43.3	$0.9	$3.5		$14.0
Second Quarter	0.650	67.9	48.8	44.1	0.9	3.8		14.5
Third Quarter	0.675	73.8	55.5	49.8	1.0	4.7		15.8
Fourth Quarter	0.688	73.8	57.3	50.7	1.0	5.6		16.9
2006
First Quarter	$0.708	77.3	$63.1	$54.7	$1.1	$7.4		$19.1
Second Quarter	0.725	81.0	69.0	58.7	1.2	9.1		21.2
Third Quarter	0.750	81.0	73.1	60.7	1.2	11.1		23.6
Fourth Quarter	0.800	109.4	104.6	87.5	1.8	15.3	(4)	29.1
2007
First Quarter	$0.813	109.4	$107.4	$88.9	$1.8	$16.7	(4)	$30.7
Second Quarter	0.830	116.0	118.2	96.3	2.0	19.9	(4)	34.4

(1)
Amounts may not foot due to rounding.

(2)
Reflects cash distributions earned in each quarter indicated, but paid within 45 days of the end of each quarter.

(3)
These amounts represent the hypothetical aggregate distribution associated with the direct and indirect partnership interests in PAA that we will own upon completion of the offering as if we held those interests in each of the periods shown. The amounts include distributions on the 2% general partner interest, the incentive distribution rights and 15 million common units of PAA.

(4)
These amounts reflect the Pacific IDR Reduction, which reduced the distributions on the incentive distribution rights by $5 million in each of these quarters.

Overview of Presentation

        In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial quarterly distribution of $        per common unit through the quarter ending September 30, 2008. In those sections, we present two tables, including:

  •
  our "Unaudited Pro Forma Available Cash," in which we present the amount of available cash we would have had available for distribution to our unitholders on a pro forma basis for the year ended December 31, 2006 and for the twelve months ended June 30, 2007; and

  •
  our "Estimated Minimum Cash Available For Distribution Based upon Estimated Minimum EBITDA of Plains All American Pipeline, L.P." in which we present our estimate of the amount necessary for PAA to pay distributions to its partners, including us, which will enable us to have sufficient cash available for distribution to fully fund quarterly distributions at the initial distribution rate on all the currently outstanding common units for each quarter through September 30, 2008.

        References to pro forma financial statements refer to the pro forma financial statements beginning on page F-3.

Non-GAAP Financial Measures

        Earnings before interest, taxes, depreciation and amortization ("EBITDA") is not presented in accordance with generally accepted accounting principles and is not intended to be used in lieu of GAAP presentations of net income or cash flows from operating activities. EBITDA is presented because we believe it provides additional information with respect to both the performance of our fundamental business activities as well as our ability to meet our future debt service, capital expenditures and working capital requirements. We exclude selected items that impact the comparability of our operating results from our calculation of cash available for distribution because they generally do not impact PAA's ability to generate cash. We consider an understanding of these selected items impacting comparability to be material to our evaluation of our operating results and prospects. Although we present selected items that we consider in evaluating our performance, you should also be aware that the items presented do not represent all items that affect comparability between the periods presented. Variations in our operating results are also caused by changes in volumes, prices and exchange rates, as well as mechanical interruptions, acquisitions and numerous other factors. These types of variations are not separately identified in this prospectus, but are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Unaudited Pro Forma Available Cash to Pay Distributions for the Year Ended December 31, 2006 and the Twelve Months Ended June 30, 2007

        If we had completed the transactions contemplated in our pro forma financial statements on January 1, 2006, our pro forma available cash for the twelve months ended December 31, 2006 would have been approximately $439.2 million. This amount would have been insufficient by approximately

$37.3 million to pay the full initial distribution amount of $        million on all of our common units for this twelve month period.

        If we had completed the transactions contemplated in our pro forma financial statements on January 1, 2006, pro forma available cash generated during the twelve months ended June 30, 2007 would have been sufficient (after establishment of our cash reserves) to pay the full initial distribution amount of $        million on all of our common units for this twelve month period.

        Pro forma cash available for distribution includes estimated incremental general and administrative expenses we will incur as a result of being a publicly traded limited partnership, such as costs associated with preparation and distribution of annual and quarterly reports to unitholders, tax returns and Schedules K-1, investor relations, registrar and transfer agent fees, director compensation and incremental insurance costs, including director and officer liability and insurance. We expect these incremental general and administrative expenses initially to total approximately $3.0 million per year, including $1.3 million associated with the administrative agreement. Please read "Certain Relationships and Related Transactions—Administrative Agreement."

        The pro forma estimated amounts, upon which pro forma cash available for distribution is based, were derived from audited and unaudited financial statements and pro forma financial statements included elsewhere in this prospectus. The pro forma estimated amounts should not be considered indicative of our results of operations had the transactions contemplated in our pro forma financial statements actually been consummated on January 1, 2006. Except for the Pacific merger, which is included in PAA's results of operations on a pro forma basis as if the merger had closed at the beginning of each of the respective pro forma periods, the results of operations of all acquisitions PAA completed during 2006 are included only from the date of their actual acquisition. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Internal Growth Projects." Furthermore, cash available for distribution is generally a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below.

        The following table illustrates, on a pro forma basis, for the year ended December 31, 2006 and for the twelve months ended June 30, 2007, the amount of available cash that would have been available for distributions to our unitholders, assuming that the transactions contemplated in our pro forma financial statements had been consummated on January 1, 2006. Certain of the pro forma adjustments presented below are explained in the accompanying footnotes.

Plains GP Holdings, L.P.
Unaudited Pro Forma Available Cash

Year Ended December 31, 2006	Twelve Months Ended June 30, 2007
(in millions, except unit and per unit amounts)
Plains All American Pipeline, L.P. Data:
Net income	$285.1	$330.9
Plus:
Income tax expense—current and deferred	0.3	12.5
Interest expense, net of capitalized interest and interest income	84.4	133.4
Depreciation and amortization	100.4	149.5

PAA EBITDA(1)	470.2	626.3
Plus:
Pro forma acquisition adjustment to EBITDA(2)	127.1	57.3

Pro forma PAA EBITDA	$597.3	$683.6
Adjustments:
SFAS 133 mark-to-market adjustment(3)	4.4	3.4
LTIP charge(4)	42.7	48.3
Cumulative effect of change in accounting principle(4)	(6.3)	—
Undistributed equity earnings from unconsolidated entities(5)	(9.2)	(15.1)
Interest expense, net(5)	(158.6)	(166.7)
Non-cash interest	1.5	1.1
Cash income tax expense (excludes deferred taxes)	(0.3)	(0.6)
Maintenance capital expenditures(5)	(32.3)	(42.3)

Pro forma available cash for distribution to all PAA partners	$439.2	$511.7

Pro forma cash distributed to all PAA partners
Distributions to Plains GP Holdings, L.P.(6)
2% general partner interest	$7.9	$7.9
Incentive distribution rights	83.5	83.5
Limited partner units	49.8	49.8

Total distributions to Plains GP Holdings, L.P.	141.2	141.2
Distributions to PAA GP Class B unitholders(7)	—	—
Distributions to public unitholders	335.3	335.3

Total pro forma cash distributed to all PAA partners	$476.5	$476.5

Excess / (Shortfall)(8)	$(37.3)	$35.2
Debt coverage ratio(9)
Long-term debt-to-EBITDA	4.12	x	3.50	x
Plains GP Holdings, L.P. Data:
Pro forma cash distributions received from PAA	$141.2	$141.2
Less:
General and administrative expense(10)	(3.0)	(3.0)
Cash reserves(11)	—	—

Pro forma available cash for distribution	$138.2	$138.2
Expected annualized cash distributions by Plains GP Holdings, L.P.
Expected distribution per common unit

Distributions paid to public common unitholders ( units)
Distributions paid to common units held by contributing parties ( units)

Total expected cash distributions paid to our unitholders	$138.2	$138.2

(1)
We have reconciled PAA's net income to PAA's EBITDA in the table above. The table below reconciles PAA's net cash flow provided by (used in) operating activities to PAA's EBITDA.

	Year Ended December 31, 2006	Twelve Months Ended June 30, 2007
Net cash flow provided by (used in) operating activities	$(275.3)	$639.9
Net change in assets and liabilities, net of acquisition	703.0	(90.6)
Other items to reconcile from cash flows from operating activities:
Inventory valuation adjustment	(5.9)	(6.5)
Equity earnings in unconsolidated entities	7.7	14.6
Net cash paid for terminated interest rate hedging instruments	2.4	2.4
Gain on sale of investment assets	—	3.9
Gain (loss) on foreign currency revaluation	(4.1)	(0.3)
SFAS 133 mark-to-market adjustment	(4.4)	(3.4)
Cumulative effect of change in accounting principle	6.3	—
LTIP charge	(42.7)	(66.3)
Non-cash amortization of terminated interest rate hedging instruments	(1.5)	(1.1)
Income tax expense	0.3	0.3
Interest income	(1.2)	(1.2)
Interest expense	85.6	134.6

EBITDA	$470.2	$626.3

(2)
Reflects pro forma adjustments for the Pacific merger, which closed on November 15, 2006. The results of operations for Pacific are reflected in PAA's historical operating results beginning on the closing date of the merger. PAA has included the results of Pacific in its results on a pro forma basis as if the merger had closed on January 1, 2006. Please read the pro forma financial statements beginning on page F-3.

(3)
The SFAS 133 mark-to-market adjustment is primarily based upon crude oil prices at the end of the period and is related to the non-effective portion of PAA's cash flow hedges, as well as certain derivative contracts that either do not qualify under SFAS 133 as cash flow hedges or were not designated as cash flow hedges by management. The net gain or loss related to these derivative instruments is principally offset by physical positions in future periods. In addition, these amounts are excluded from this calculation as they generally will not impact PAA's ability to generate cash in this period but may impact future periods.

(4)
Compensation expense associated with outstanding awards under PAA's Long-Term Incentive Plans, which we refer to as LTIPs. For the year ended December 31, 2006, PAA recognized a $6.3 million gain, which was recorded as a cumulative effect of change in accounting principle, as a result of its implementation of SFAS 123(R), "Share Based Payment." These amounts are excluded from this calculation as they do not impact PAA's ability to generate cash for the periods presented but may impact future periods. The next significant vestings, and therefore potential cash outlays, are expected to occur in 2009.

(5)
Maintenance capital expenditures and undistributed equity earnings from unconsolidated entities include actual PAA results as well as the actual results of Pacific as if the merger had closed on January 1, 2006. Interest expense includes actual PAA results, plus the pro forma impact of additional borrowings incurred in connection with the Pacific merger.

(6)
Reflects pro forma cash distributions to us for the periods shown. These amounts assume 115,981,676 common units of PAA were outstanding at December 31, 2006 and June 30, 2007, respectively, and PAA's current quarterly distribution rate of $0.83 per unit, or $3.32 per unit on an annualized basis, including the pro forma impact of the Pacific IDR reduction of $16.25 million.

(7)
At the current PAA distribution level of $0.83 per unit, the Class B units would not be entitled to any distribution. The Class B units begin participating in a portion of the cash distributions from PAA GP in excess of $11.0 million per quarter beginning at a PAA quarterly distribution level of $0.875 per unit. Please read "Management—PAA GP—Class B Units."

(8)
The shortfall in pro forma available cash for the year ended December 31, 2006 is principally due to the inclusion in the pro forma amounts of (i) the issuance of units in connection with the Pacific merger and related financings without reflecting the effect of related synergies which PAA expects to realize over time and (ii) the effect of applying current per unit distribution rates to the historical period and the exclusion in the pro forma amounts of the effect of interest expense savings related to the application of proceeds from issuances of additional units during the historical period.

(9)
PAA and its subsidiaries are parties to various credit agreements that require PAA to maintain certain financial ratios. PAA's credit facility requires it to maintain a debt coverage ratio that will not be greater than 4.75 to 1.0 on all consolidated funded debt (defined in the credit agreement to exclude borrowings to fund hedged inventory and margin requirements), and 5.5 to 1.0 on all consolidated funded debt during an acquisition period (generally, the period consisting of three fiscal quarters following an acquisition greater than $50 million). PAA believes that it is currently in compliance with these financial covenants. As indicated by the table, PAA's pro forma EBITDA amounts would have been sufficient to satisfy the ratios. The debt coverage ratios reflected in this table are calculated by dividing the long-term debt (reflects consolidated funded debt as defined in the credit agreement) outstanding as of December 31, 2006 and June 30, 2007, respectively, by the "Pro Forma PAA EBITDA" included in the table, excluding the SFAS 133 mark-to-market adjustment, LTIP charge and cumulative effect of change in accounting principle as per the agreements.

(10)
We will pay GP LLC a fixed fee for general and administrative services. This fee will initially be $1.3 million per year and will be subject to adjustment on an annual basis based on the Consumer Price Index and for certain other events. See "Certain Relationships and Related Transactions—Administrative Agreement." In addition to this fee for general and administrative services provided to us by GP LLC, we expect to incur direct expenses of approximately $1.7 million for costs associated with becoming a separate publicly-traded entity, including legal, tax and accounting expenses.

(11)
Our partnership agreement permits our general partner to establish cash reserves that are necessary or appropriate to satisfy general and administrative and other expenses incurred by us. The amounts reflected in this table are those amounts that are assumed to be reserved such that the cash available for distribution equals the quarterly distribution of $        per unit for us.

Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Plains All American Pipeline, L.P.

        In the table below entitled "Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Plains All American Pipeline, L.P.," we estimate that in order for us to receive from PAA and PAA GP the $141.2 million necessary for us to pay the initial quarterly distribution of $        per unit on all our common units for each quarter in the twelve months ending September 30, 2008, PAA's EBITDA for that period must be at least $713.0 million.

        PAA's estimated minimum EBITDA of $713.0 million for the twelve months ending September 30, 2008 is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of PAA EBITDA needed to generate sufficient available cash to make cash distributions to our unitholders at our initial distribution rate of $        per unit per quarter (or $        per unit on an annualized basis) for the twelve months ending September 30, 2008. PAA's estimated minimum EBITDA should not be viewed as management's projection of actual operating earnings or cash generation of PAA. Management of PAA believes that PAA's EBITDA for the twelve months ending September 30, 2008 will meet or exceed $713.0 million. For comparison purposes, PAA's actual EBITDA for the six months ended June 30, 2007 was $376.0 million. The following forecast does not reflect any additional expansion capital investments beyond PAA's 2007 expansion capital program.

        You should read "—Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Plains All American Pipeline, L.P." for a discussion of the material assumptions underlying our belief that PAA will be able to generate sufficient EBITDA to provide us with our estimated minimum cash distributions to be received from PAA. Although we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying the estimated minimum cash distributions to be received from PAA are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If the estimated minimum EBITDA of PAA is not achieved, we may not be able to pay the initial quarterly distribution on all of our common units. Consequently, the statement that we believe that cash distributions from PAA will be sufficient to allow us to pay the initial quarterly distribution on all of our common units for the four consecutive quarters ending September 30, 2008 should not be regarded as a representation by us or the underwriters or any other person that we will declare and make such a distribution.

        The accompanying prospective information was prepared in accordance with PAA's and our accounting policies; however, it was not prepared with a view toward compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of our management, the prospective financial information has been prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate the estimated minimum EBITDA necessary for us to have sufficient cash available for distributions to pay the initial quarterly distribution to all of our common unitholders. This information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

        The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP and KPMG LLP have neither examined nor compiled the accompanying prospective financial information and accordingly, PricewaterhouseCoopers LLP and KPMG LLP do not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP and KMPG LLP reports included in this prospectus relate to GP LLC's, PAA's and Pacific's historical information. Such reports do not extend to the prospective financial information and should not be read to do so.

        When reading these sections, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors" in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth below.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to the estimated cash available for distribution or to update our estimate to reflect events or circumstances after the date of this prospectus.

Plains GP Holdings, L.P.
Estimated Minimum Cash Available for Distribution
Based on Estimated Minimum EBITDA of Plains All American Pipeline, L.P.
(Unaudited)

	Twelve Months Ending September 30, 2008
	(in millions, except per unit amounts)
Plains All American Pipeline, L.P. Data
Net revenues (including equity in earnings of unconsolidated entities)	$1,371.0
Less:
Field operating costs	533.0
General and administrative expenses	125.0

Segment profit(1)	713.0
Less:
Depreciation and amortization expense	195.0
Interest expense, net	170.0
Income tax expense—current and deferred	2.0

Net income(1)	$346.0
Plus:
Interest expense, net	170.0
Income tax expense—current and deferred	2.0
Depreciation and amortization expense	195.0

Estimated minimum EBITDA(1)(2)	$713.0

Less:
Undistributed equity earnings from unconsolidated entities	15.0
Interest expense, net	170.0
Cash income tax expense	1.5
Maintenance capital expenditures	50.0

Estimated minimum cash available for distribution to all PAA partners(3)	$476.5

Debt covenant ratio calculated pursuant to credit agreement(4)
Long-term debt-to-EBITDA	3.7	x
Estimated minimum cash distributions to all PAA partners:(5)
Estimated minimum cash distributions to Plains GP Holdings, L.P.
2% general partner interest	$7.9
Incentive distribution rights(6)	83.5
Common units	49.8

Total estimated minimum cash distributions to Plains GP Holdings, L.P.	141.2
Estimated minimum cash distributions to PAA GP Class B unitholders(7)	—
Estimated minimum cash distributions to public unitholders	335.3

Total estimated minimum cash distributions by PAA	$476.5

Plains GP Holdings, L.P. Data
Estimated minimum cash distributions to be received from PAA	$141.2
Less:
General and administrative expenses(8)	(3.0)
Cash reserves	—

Estimated minimum cash available for distribution	$138.2

Estimated minimum cash distributions by Plains GP Holdings, L.P.
Expected distribution per unit

Distributions paid to public common unitholders (based on units)
Distributions paid to common units held by contributing parties (based on units)

Total distributions paid to our unitholders	$138.2

(1)
These items exclude the impact of SFAS 133 mark-to-market adjustments and LTIP charges as it is difficult to predict the future impact of these items. In addition, these items generally will not impact PAA's ability to generate cash in this period but may impact future periods.

(2)
Estimated minimum EBITDA is presented because we believe it provides additional information with respect to both the performance of our fundamental business activities as well as our ability to meet future debt service, capital expenditures and working capital requirements. It is a non-GAAP financial measure and is not intended to be used in lieu of the GAAP presentations of net income or cash flow from operations. We reconcile it to net income since it is impractical to reconcile to cash provided by operating activities for projected periods.

(3)
Estimated minimum cash available for distribution is used by investors to evaluate our ability to make quarterly cash distributions. It is a non-GAAP financial measure and is therefore reconciled to net income since it is impractical to reconcile to cash provided by operating activities for projected periods.

(4)
PAA and its subsidiaries are parties to various credit agreements that require PAA to maintain certain financial ratios. PAA's credit facility requires it to maintain a debt coverage ratio that will not be greater than 4.75 to 1.0 on all consolidated funded debt and 5.5 to 1.0 on consolidated funded debt (defined in the credit agreement to exclude borrowings to fund hedged inventory and margin requirements) during an acquisition period (generally, the period consisting of three fiscal quarters following an acquisition greater than $50 million). PAA believes that it is currently in compliance with these financial covenants. As indicated by the table, PAA's estimated minimum EBITDA amounts would have been sufficient to satisfy the ratios. The debt coverage ratio reflected in this table is calculated by dividing PAA's estimated long-term debt outstanding (reflects consolidated funded debt as defined in the credit agreement) as of September 30, 2008 by PAA's estimated minimum EBITDA included in the table, excluding the SFAS 133 mark-to-market adjustment, LTIP charge and cumulative effect of change in accounting principle as per the agreements.

(5)
Based on PAA's 115,981,676 outstanding common units as of June 30, 2007 and PAA's current quarterly distribution of $0.83 per unit, or $3.32 per unit on an annualized basis.

(6)
Includes the negative impact of the Pacific IDR reduction of $16.25 million. See "—Pacific IDR Reduction and Support Units" above.

(7)
At the current PAA distribution level of $0.83 per unit, the Class B units would not be entitled to any distribution. The Class B units begin participating in a portion of the cash distributions from PAA GP in excess of $11.0 million per quarter beginning at a PAA quarterly distribution level of $0.875 per unit. Please read "Management—PAA GP—Class B Units."

(8)
We will pay GP LLC a fixed fee for general and administrative services. This fee will initially be $1.3 million per year and will be subject to adjustment on an annual basis based on the Consumer Price Index and for certain other events. See "Certain Relationships and Related Transactions—Administrative Agreement." In addition to this fee for general and administrative services provided to us by GP LLC, we expect to incur direct expenses of approximately $1.7 million for costs associated with becoming a separate publicly-traded entity, including legal, tax and accounting expenses.

Assumptions and Considerations Related to the Estimated Minimum Cash Available for Distribution Based upon Estimated Minimum EBITDA of Plains All American Pipeline, L.P.

        Our belief that PAA will generate at least the estimated minimum EBITDA of $713.0 million for the twelve months ending September 30, 2008 and that we will have at least $138.2 million of available cash to pay our initial quarterly distribution on all of our common units for the four quarters ending September 30, 2008 is based on the following assumptions about PAA's operating performance. We believe the operating metrics for the six months ended June 30, 2007, which includes the impact of the Pacific merger, which closed on November 15, 2006, on PAA's operations for the entire period, are the most comparable metrics for comparative purposes.

        The following table compares the historical adjusted segment profit for the six months ended June 30, 2007 to the forecasted segment profit for the twelve months ending September 30, 2008. Historical segment profit is adjusted to eliminate the impact of selected items which are not necessarily indicative of future segment profit. These items include the SFAS 133 mark-to-market adjustment and LTIP charge.

	Adjusted Historical	Estimated
	Six Months Ended June 30, 2007	Twelve Months Ending September 30, 2008
	(in millions)
Segment Profit
Transportation	$171.7	$357.0
Facilities	55.7	130.0
Marketing	182.8	226.0
Other income	5.3	—

Total	$415.5	$713.0

        Transportation Segment.    PAA's transportation segment operations generally consist of fee-based activities associated with transporting volumes of crude oil and refined products on pipelines and gathering systems. PAA generates revenue through a combination of tariffs, third-party leases of pipeline capacity, transportation fees, barrel exchanges and buy/sell arrangements. PAA also includes in this segment its equity earnings from its investments in certain pipeline systems and Settoon Towing.

        Assumptions.    Average segment profit per barrel is estimated to be $0.34 for the twelve months ending September 30, 2008. Since we have not identified any material trends that would alter our expectations, this estimate corresponds to PAA's actual adjusted segment profit per barrel of $0.34 for the six months ended June 30, 2007. Transportation volumes for the twelve months ending September 30, 2008 are based on historical trends, PAA's anticipated future operating performance and completion of PAA's 2007 internal growth projects. Volumes are influenced by temporary market-driven storage and withdrawal of crude oil, maintenance schedules at refineries, production declines and other external factors beyond PAA's control. Estimated segment profit for this segment was calculated by applying this average segment profit per barrel to an estimated number of barrels to be transported per day during the twelve months ending September 30, 2008. The following table summarizes our estimate of the average segment profit per barrel and estimated throughput volumes for the twelve months ending September 30, 2008 compared to PAA's adjusted historical results for the six months ended June 30, 2007, respectively.

Historical		Estimated
Six Months Ended June 30, 2007		Twelve Months Ending September 30, 2008
Volume (Thousand barrels per Day)	Adjusted Segment Profit/Barrel	Volume (Thousand barrels per Day)	Segment Profit/Barrel
2,799	$0.34	2,850	$0.34

        Facilities Segment.    PAA's facilities segment operations generally consist of fee-based activities associated with providing storage, terminalling and throughput services for crude oil, refined products and LPG, as well as LPG fractionation and isomerization services. PAA generates revenue through a combination of month-to-month and multi-year leases and processing arrangements. PAA also includes in this segment its equity earnings from its investment in PAA/Vulcan.

        Assumptions.    Average segment profit per barrel is estimated to be $0.24 for the twelve months ending September 30, 2008. Since we have not identified any material trends that would alter our expectations, this estimate corresponds to PAA's actual adjusted segment profit per barrel of $0.24 for the six months ended June 30, 2007. Storage and processing volumes for the twelve months ending

September 30, 2008 are expected to increase over the six months ended June 30, 2007 due to the completion of certain capital projects included in PAA's 2007 expansion capital plan including the expansion of several of PAA's storage facilities. Major projects include the Phase VI expansion at PAA's Cushing terminal, the Phase II expansion at PAA's St. James terminal and an expansion project at PAA's Martinez facility. Estimated segment profit for this segment was calculated by applying this average segment profit per barrel to an estimated amount of available storage and processing capacity per day during the twelve months ending September 30, 2008. The following table summarizes our estimate of the average segment profit per barrel and estimated storage and processing volumes for the twelve months ending September 30, 2008 compared to PAA's adjusted historical results for the six months ended June 30, 2007, respectively.

Historical		Estimated
Six Months Ended June 30, 2007		Twelve Months Ending September 30, 2008
Capacity (Million barrels per Month)	Adjusted Segment Profit/Barrel	Capacity (Million barrels per Month)	Segment Profit/Barrel
38.3	$0.24	45.0	$0.24

        Marketing Segment.    PAA's marketing segment operations generally consist of the following merchant activities:

  •
  The purchase of U.S. and Canadian crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities, as well as the purchase of foreign cargoes at their load port and various other locations in transit;

  •
  Storage of inventory during contango market conditions;

  •
  The purchase of refined products and LPG from producers, refiners and other marketers;

  •
  The resale or exchange of crude oil, refined products and LPG at various points along the distribution chain to refiners or other resellers to maximize profits; and

  •
  Arranging for the transportation of crude oil, refined products and LPG on trucks, barges, railcars, pipelines, and ocean-going vessels to PAA terminals and third-party terminals.

        Assumptions.    Average segment profit per barrel is estimated to be $0.70 for the twelve months ending September 30, 2008. Due to the market conditions described below, this estimate is less than the adjusted historical segment profit per barrel of $1.17 for the six months ended June 30, 2007. Future profitability is predicated upon the completion of certain capital projects included in PAA's 2007 expansion capital plan. Estimated segment profit for this segment was calculated by applying this average segment profit per barrel to an estimated amount of volumes per day during the twelve months ending September 30, 2008. The following table summarizes our estimate of the average segment profit per barrel and estimated volumes for the twelve months ending September 30, 2008 compared to PAA's adjusted historical results for the six months ended June 30, 2007, respectively.

Historical		Estimated
Six Months Ended June 30, 2007		Twelve Months Ending September 30, 2008
Volume (Thousand barrels per Day)	Adjusted Segment Profit/Barrel	Volume (Thousand barrels per Day)	Segment Profit/Barrel
863	$1.17	880	$0.70

        Recent Changes in Market Structure.    Results from PAA's marketing segment are influenced by the overall forward market structure for crude oil. From early 2005 through the end of June 2007, the market for crude oil generally has been volatile and in contango, meaning that the price of crude oil for future deliveries is higher than current prices. A contango market is favorable to PAA's commercial strategies that are associated with storage tankage as it allows PAA to simultaneously purchase production at current prices for storage and sell at higher prices for future delivery. In July 2007, the market for crude oil transitioned rapidly to a backwardated market, meaning that the price of crude oil for future deliveries is lower than current prices. A backwardated market has a positive impact on PAA's lease gathering margins because crude oil gatherers can capture a premium for prompt deliveries; however, in this environment there is little incentive to store crude oil as current prices are above future delivery prices. In either case, margins can be improved when prices are volatile. The periods between these two market structures are referred to as transition periods. Depending on the overall duration of these transition periods, how PAA has allocated its assets to particular strategies and the terms of PAA's crude oil purchase and sale contracts and storage lease agreements, these transition periods may have either an adverse or beneficial effect on PAA's aggregate segment profit. A prolonged transition from a backwardated market to a contango market, or vice versa (essentially a market that is neither in pronounced backwardation nor contango), represents the least beneficial environment for PAA's marketing segment. PAA believes that the combination of its lease gathering activities and the commercial strategies used with its tankage provides a counter-cyclical balance that has a stabilizing effect on its operations and enables it to generate a base level of cash flow.

        The wide contango spreads experienced over the last couple of years, combined with the level of price structure volatility during that time period has enabled PAA to generate not only a base level of cash flow, but in certain instances to generate significant additional profitability. While PAA believes that the counter-cyclical balance provided by its asset base and business model will enable it to continue to generate a solid base level of cash flow in the current backwardated environment, adjusted segment profit per barrel for the marketing segment for the twelve months ending September 30, 2008 is expected to decrease as crude oil market conditions are assumed to be weaker and less volatile than market conditions experienced during the six months ended June 30, 2007.

        If the market remains in the current backwardated structure, PAA's future results from its marketing segment may be less than those generated during the more favorable periods of pronounced contango experienced over the last 24 to 30 months. In most cases, PAA's profitability during a backwardated market would be enhanced if there is volatility in the pricing structure.

        We have taken into consideration the impacts of these recent changes in market structure in preparing the foregoing estimate of minimum EBITDA of PAA, however there can be no assurance that market conditions will not be more punitive than the conditions we have assumed.

Other Assumptions

  •
  Depreciation and Amortization.    PAA's depreciation and amortization expense is estimated to be $195.0 million for the twelve months ending September 30, 2008, as compared to $92.0 million for the six months ended June 30, 2007. Depreciation and amortization is expected to increase due to the impact of PAA's 2007 expansion capital program.

  •
  Interest Expense.    PAA's interest expense is estimated to be $170.0 million for the twelve months ending September 30, 2008, as compared to $82.3 million for the six months ended June 30, 2007. This amount assumes an average long-term debt balance of approximately $2.6 billion during the period. Borrowings under PAA's revolving credit facilities are assumed to bear interest at approximately 6% which is based on the current forward curve for applicable interest rates. Included in interest expense are commitment fees, amortization of long-term debt discounts or premiums, deferred amounts associated with terminated interest-rate hedges and interest on short-term debt for non-contango inventory (primarily hedged LPG inventory and NYMEX and ICE margin deposits). Interest expense is net of amounts capitalized for major expansion projects and does not include interest on borrowings for contango inventory.

  •
  Income Tax Expense.    PAA's income tax expense is estimated to be $2.0 million for the twelve months ending September 30, 2008. Income tax expense was $12.2 million for the six months ended June 30, 2007, which included a $10.8 million deferred tax provision related to the enactment of certain Canadian tax legislation. The amount reflects the estimated impact of temporary timing differences between book basis and tax basis of certain assets and liabilities of PAA's Canadian operations which are expected to be in place at the time this legislation becomes effective for PAA, which is currently expected to be January 1, 2011.

  •
  Maintenance Capital Expenditures.    PAA's maintenance capital expenditures are estimated to be approximately $50.0 million for the twelve months ending September 30, 2008. This assumption compares to $21.7 million for the six months ended June 30, 2007.

  •
  Compliance with Credit Agreements.    We and PAA expect to remain in compliance with the restrictive financial covenants in our existing and future debt agreements such that our ability to pay distributions to our partners will not be encumbered.

  •
  Incremental General and Administrative Expenses.    We have assumed that our incremental general and administrative expenses associated with being a public company will not exceed $3.0 million for the twelve months ending September 30, 2008, inclusive of the $1.3 million payable pursuant to the administrative agreement.

  •
  Regulatory and Other.    We have assumed that there will not be any new federal, state or local regulation of portions of the energy industry in which we and PAA operate, or a new interpretation of existing regulation, that will be materially adverse to our or PAA's business and market, regulatory, insurance and overall economic conditions will not change substantially.

Our Sources of Distributable Cash

        Our only cash-generating assets consist of our partnership interests, including the incentive distribution rights, in PAA. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of PAA to make distributions in respect of those partnership interests. The actual amount of cash that PAA will have available for distribution will primarily depend on the amount of cash it generates from its operations. For a description of factors that may impact our results and PAA's results, please read "Forward-Looking Statements."

        In addition, the actual amount of cash that PAA will have available for distribution will depend on other factors, some of which are beyond PAA's control, including:

  •
  the level of capital expenditures PAA makes;

  •
  the cost of acquisitions, if any;

  •
  PAA's debt service requirements;

  •
  PAA's working capital needs;

  •
  restrictions on distributions contained in PAA's debt agreements and any future debt agreements;

  •
  PAA's ability to borrow under its revolving credit agreement to make distributions; and

  •
  the amount, if any, of cash reserves established by PAA GP, in its sole discretion, for the proper conduct of PAA's business.

HOW WE MAKE CASH DISTRIBUTIONS

        Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

        Our partnership agreement requires that, within 55 days after the end of each quarter beginning with the quarter ending December 31, 2007, we distribute all of our available cash to unitholders of record on the applicable record date.

Definition of Available Cash

        Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the date of determination of available cash for the distribution in respect of such quarter less the amount of cash reserves necessary or appropriate, as determined by our general partner, to:

  •
  comply with applicable law;

  •
  comply with any agreement binding upon us or our subsidiaries (exclusive of PAA and its subsidiaries);

  •
  provide for future distributions to our unitholders;

  •
  provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect us in the future;

  •
  provide for our general, administrative and other expenses, including those we will incur as the result of becoming a publicly traded company;

  •
  permit us to pay PAA GP as necessary to permit PAA GP to make required capital contributions to PAA to maintain its 2% general partner interest upon the issuance of partnership securities by PAA; or

  •
  otherwise provide for the proper conduct of our business, including with respect to the matters described under "Description of Our Partnership Agreement—Purpose."

Common Units

        As of the closing of this offering, we will have            common units outstanding. Each common unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro rata basis, and each unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other common unit.

Support Units

        As of the closing of this offering, we will have            support units outstanding. In connection with the Pacific merger, the contributing parties agreed to forego an aggregate of $65 million in incentive distributions through 2011, including $20 million in 2007, $15 million in each of 2008 and 2009, $10 million in 2010 and $5 million in 2011. As consideration for their contribution of assets to us, the contributing parties have agreed to receive common units as well as support units. The support units will forego distributions each quarter in an amount equal to the Pacific IDR reduction for that quarter. The distributions foregone by the support units will entitle our common unitholders to receive distributions as if the Pacific IDR reduction had not occurred. The support units will only be entitled to participate in distributions in excess of $        per unit in any quarter. After the initial quarterly

distribution has been paid, the support units will participate pro rata in distributions with the common units.

        The support units will convert to common units on a one-for-one basis as follows:

  •
  support units will convert to common units upon the later to occur of:

  •
  the first business day after our distribution is paid with respect to the quarter ending September 30, 2009; and

  •
  the first business day after the payment of our distribution in any quarter which results in aggregate per unit distributions paid on each outstanding common unit up to and including the amount of $        per quarter (but excluding any amounts in excess of $        per quarter) for the quarters following the closing (inclusive of the quarter in which the closing occurs and treating such quarter as a whole quarter) being equal to or greater than $        .

  •
  support units will convert to common units upon the later to occur of:

  •
  the first business day after our distribution is paid with respect to the quarter ending September 30, 2010; and

  •
  the first business day after the payment of our distribution in any quarter which results in aggregate per unit distributions paid on each outstanding common unit up to and including the amount of $        per quarter (but excluding any amounts in excess of $        per quarter) for the quarters following the closing (inclusive of the quarter in which the closing occurs and treating such quarter as a whole quarter) being equal to or greater than $        .

  •
  support units will convert to common units upon the later to occur of:

  •
  the first business day after our distribution is paid with respect to the quarter ending September 30, 2011; and

  •
  the first business day after the payment of our distribution in any quarter which results in aggregate per unit distributions paid on each outstanding common unit up to and including the amount of $        per quarter (but excluding any amounts in excess of $        per quarter) for the quarters following the closing (inclusive of the quarter in which the closing occurs and treating such quarter as a whole quarter) being equal to or greater than $        .

        Assuming that our quarterly distribution is equal to or greater than our expected initial quarterly distribution of $        in each quarter through the targeted conversion dates, our support units will convert to common units as described above on the first business day after our distribution is paid with respect to the quarter ending September 30 in each of 2009, 2010 and 2011. To the extent that our quarterly distribution for a given quarter during these payment periods is below $        in any quarter, the applicable tranche of support units will remain outstanding until that tranche of support units has foregone distributions in an amount sufficient to cover the remaining portion of the Pacific IDR reduction corresponding to those support units.

General Partner Interest

        Our general partner owns a 0.1% general partner interest in us. We will distribute our available cash in the following manner:

  •
  first, 99.9% to the holders of our common units and 0.1% to our general partner until each common unit has received the initial quarterly distribution of $        per unit; and

  •
  thereafter, 99.9% to the holders of our common units and support units, pro rata, and 0.1% to our general partner.

        Our general partner may own common units, support units or other equity securities in us and is entitled to receive cash distributions on any such interests. Our general partner is not entitled to any incentive distributions.

Adjustments to Capital Accounts

        We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Distributions of Cash Upon Liquidation

        If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the partnership agreement and by law and, thereafter, we will distribute any remaining proceeds to the unitholders and our general partner in accordance with their respective capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Plains GP Holdings, L.P.

        We were formed in August 2007 and, therefore, do not have historical financial statements. Upon completion of this offering, we will own and control GP LLC and PAA GP. Accordingly, the historical consolidated financial statements below are of GP LLC.

        GP LLC prospectively adopted EITF 04-05 on January 1, 2006. Under EITF 04-05, GP LLC is required to consolidate PAA. For periods beginning in 2006, the financial statements of GP LLC are consolidated with PAA GP. However, prior to 2006, PAA GP accounted for its investment in PAA under the equity method of accounting and therefore did not consolidate PAA. As a result of this change in accounting principle, our reported results of operations for 2006 and future periods are not comparable to 2005 and prior periods. We have no separate operating activities apart from those conducted by PAA, and our cash flows consist solely of distributions from PAA on the partnership interests, including incentive distribution rights, that we own. The limited partner interests in PAA not owned by our affiliates are reflected as minority interest on our balance sheet and the non-affiliated partners' share of income from PAA is reflected as minority interest in our results of operations.

        The selected historical statements of income and cash flow data for the years ended December 31, 2002 and 2003, and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from the unaudited financial statements of GP LLC. The selected historical statements of income and cash flow data for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from the audited financial statements of GP LLC. The selected historical statements of income and cash flow data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2006 and 2007 are derived from the unaudited financial statements of GP LLC.

        The selected pro forma financial data presented for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 reflects our historical operating results as adjusted to give pro forma effect to the following transactions, as if such transactions had occurred on January 1, 2006:

  •
  the Pacific merger;

  •
  the transactions contemplated by the contribution agreement described in this prospectus under the caption "Certain Relationships and Related Transactions—Contribution Agreement;" and

  •
  the sale of        common units in this offering and application of the net proceeds from this offering as described in "Use of Proceeds."

        We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical financial statements referenced above and our pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        For a description of all of the assumptions used in preparing the unaudited pro forma financial statements, you should read the notes to the pro forma financial statements. The pro forma financial data should not be considered as indicative of the historical results we would have had or the results that we will have after this offering.

	Consolidated Historical for Plains All American GP LLC							Pro Forma for Plains GP Holdings, L.P.
	Year Ended December 31,					Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
(in millions, except per unit amounts)	2002	2003	2004	2005	2006(1)	2006	2007(1)	2006	2007
Statement of operations data:
Total revenues(2)	$—	$—	$—	$—	$22,444.4	$13,527.1	$8,147.3
Crude oil, refined products and LPG purchases and related costs(3)	—	—	—	—	21,485.6	13,081.8	7,429.2
Field operating costs	—	—	—	—	369.8	174.6	261.4
General and administrative expenses	0.7	0.1	1.1	8.0	136.4	60.2	96.8
Merger costs	—	—	—	—	—	—	—
Depreciation and amortization	—	—	—	—	101.8	43.6	92.7

Total costs and expenses	0.7	0.1	1.1	8.0	22,093.6	13,360.2	7,880.1

Operating income	(0.7)	(0.1)	(1.1)	(8.0)	350.8	166.9	267.2
Interest expense	—	—	—	—	(85.6)	(33.3)	(82.3)
Equity earnings in unconsolidated entities	3.6	5.1	10.2	18.2	9.1	2.4	9.3
Interest and other income (expense), net	—	—	—	6.0	2.2	0.4	5.2
Income tax expense	—	—	—	—	(0.3)	—	(12.2)

Income before minority interest and cumulative effect of change in accounting principle	2.9	5.0	9.1	16.2	276.2	136.4	187.2
Minority interest	(2.8)	(4.9)	(9.0)	(16.0)	(275.9)	(136.4)	(186.9)
Income before cumulative effect of change in accounting principle	0.1	0.1	0.1	0.2	0.3	—	0.3
Cumulative effect of change in accounting principle	—	—	—	—	0.1	0.1	—

Net income	$0.1	$0.1	$0.1	$0.2	$0.4	$0.1	$0.3

Pro forma basic and diluted net income per limited partner unit before cumulative effect of change in accounting principle

Pro forma basic and diluted net income per limited partner unit

Balance sheet data (end of period):
Total assets	$53.0	$62.5	$76.0	$79.3	$8,750.6	$6,053.9	$9,299.0
Total long-term debt	—	—	—	—	2,626.3	1,255.1	2,624.3
Total debt	—	—	—	—	3,627.5	2,443.6	3,515.2
Minority interest	51.1	59.9	69.1	72.1	3,002.4	1,553.9	3,422.7
Members' equity	$0.5	$0.6	$0.7	$0.8	$1.1	$0.8	$1.1
Other data:
Net cash provided by (used in) operating activities	(0.4)	1.6	—	(0.2)	(539.6)	(764.9)	60.7
Net cash provided by (used in) investing activities	3.0	3.0	(5.9)	(3.2)	(1,651.0)	(492.7)	(295.8)
Net cash provided by (used in) financing activities	(3.0)	(3.0)	5.8	5.3	2,189.2	1,261.3	259.3

(1)
Includes effect of Pacific Merger from November 15, 2006.

(2)
Includes buy/sell transactions of $4,761.9 million for the year ended December 31, 2006 and for the six months ended June 30, 2006.

(3)
Includes buy/sell transactions of $4,795.1 million for the year ended December 31, 2006 and for the six months ended June 30, 2006.

Plains All American Pipeline, L.P.

        As the consolidated historical financial statements of GP LLC included PAA on an equity method basis prior to 2006, we are presenting the consolidated historical financial statements of PAA in the following table. The following table sets forth, for the periods and as of the dates indicated, selected historical financial data for PAA. The summary historical statements of income and cash flow data for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2002, 2003, 2004, 2005 and 2006 are derived from the audited financial statements of PAA. The summary historical statements of income and cash flow data for the six months ended June 30, 2006 and 2007, and the balance sheet data as of June 30, 2006 and 2007 are derived from the unaudited financial statements of PAA.

        We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical forma financial statements of PAA and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Consolidated Historical for PAA
	Year Ended December 31,					Six Months Ended June 30,
(in millions, except per unit amounts)	2002	2003	2004	2005	2006(1)	2006	2007(1)
Statement of operations data:
Total revenues(2)	$8,383.8	$12,589.7	$20,975.0	$31,176.5	$22,444.4	$13,527.1	$8,147.3

Crude oil, refined products and LPG purchases and related costs(3)	8,103.5	12,232.5	20,424.6	30,442.5	21,485.6	13,081.8	7,429.2
Field operating costs	106.4	139.9	219.5	272.5	369.8	174.6	261.4
General and administrative expenses	45.7	73.1	82.7	103.2	133.9	59.2	94.5
Depreciation and amortization	34.0	46.2	68.7	83.5	100.4	42.9	92.0

Total costs and expenses	8,289.6	12,491.7	20,795.5	30,901.7	22,089.7	13,358.5	7,877.1

Operating income	94.2	98.0	179.5	274.8	354.7	168.6	270.2
Interest expense	(29.1)	(35.2)	(46.7)	(59.4)	(85.6)	(33.3)	(82.3)
Equity earnings in unconsolidated entities	0.4	0.2	0.5	1.8	7.7	1.7	8.6
Interest and other income (expense), net	(0.2)	(3.6)	(0.2)	0.6	2.3	0.4	5.2
Income tax expense	—	—	—	—	(0.3)	—	(12.2)

Income before cumulative effect of change in accounting principle(4)	65.3	59.4	133.1	217.8	278.8	137.4	189.5
Cumulative effect of change in accounting principle	—	—	(3.1)	—	6.3	6.3	—

Net income	$65.3	$59.4	$130.0	$217.8	$285.1	$143.7	$189.5

Basic net income per limited partner unit before cumulative effect of change in accounting principle(4)	$1.34	$1.01	$1.94	$2.77	$2.84	$1.47	$1.40

Diluted net income per limited partner unit before cumulative effect of change in accounting principle(4)	$1.34	$1.00	$1.94	$2.72	$2.81	$1.45	$1.39

Basic weighted average number of limited partner units outstanding	45.5	52.7	63.3	69.3	81.1	75.5	109.9
Diluted weighted average number of limited partner units outstanding	45.5	53.4	63.3	70.5	81.9	76.3	110.9
Balance sheet data (at end of period):
Total assets	$1,666.6	$2,095.6	$3,160.4	$4,120.3	$8,714.9	$6,018.3	$9,264.2
Total long-term debt	509.7	519.0	949.0	951.7	2,626.3	1,255.1	2,624.3
Total debt	609.0	646.3	1,124.5	1,330.1	3,627.5	2,443.6	3,515.2
Partners' capital	511.6	746.7	1,070.2	1,330.7	2,976.8	1,526.1	3,399.6

Other data:
Maintenance capital expenditures	$6.0	$7.6	$11.3	$14.0	$28.2	$9.1	$21.7
Net cash provided by (used in) operating activities(5)	185.0	115.3	104.0	24.1	(275.3)	(642.7)	272.5
Net cash provided by (used in) investing activities(5)	(374.9)	(272.1)	(651.2)	(297.2)	(1,651.0)	(492.7)	(295.8)
Net cash provided by (used in) financing activities	189.5	157.2	554.5	270.6	1,927.0	1,141.0	47.6
Declared distributions per limited partner unit(6)(7)	2.11	2.19	2.30	2.58	2.87	1.40	1.61
Volumes(8)
Transportation segment (thousands of barrels per day):
Tariff activities	564	824	1,412	1,725	2,018	1,934	2,716
Pipeline margin activities	73	78	74	74	88	88	83

Transportation Activities Total	637	902	1,486	1,799	2,106	2,022	2,799

Facilities segment:
Crude oil, refined products and LPG storage (average monthly capacity in millions of barrels)	3.8	12.0	14.8	16.8	20.7	18.7	35.6

Natural gas storage, net to our 50% interest (average monthly capacity in billions of cubic feet)	—	—	—	4.3	12.9	12.2	12.9

LPG processing (thousands of barrels per day)	—	—	—	—	12.2	9.1	16.9

Facilities Activities Total (average monthly capacity in millions of barrels(9)	3.9	12.1	14.8	17.5	23.2	21.0	38.3

Marketing segment (thousands of barrels per day):
Crude oil lease gathering	410	437	589	610	650	637	694
LPG sales	35	38	48	56	70	54	89
Waterborne foreign crude imported	N/A	N/A	12	59	63	50	72
Refined Products	N/A	N/A	N/A	N/A	N/A	N/A	8

Marketing Activities Total	445	475	649	725	783	741	863

(1)
Includes effect of Pacific merger from November 15, 2006.

(2)
Includes buy/sell transactions of $4,236.6 million, $6,291.1 million, $11,396.8 million, $16,274.9 million and $4,761.9 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively, and $4,761.9 million for the six months ended June 30, 2006.

(3)
Includes buy/sell transactions of $4,113.8 million, $6,126.4 million, $11,280.7 million, $16,106.5 million and $4,795.1 million for the years ended December 31, 2002, 2003, 2004, 2005 and 2006, respectively and $4,795.1 million for the six months ended June 30, 2006.

(4)
Income from continuing operations before cumulative effect of change in accounting principle pro forma for the impact of the January 1, 2006 change in PAA's method of accounting for unit-based payment transactions would have been $71.6 million, $65.7 million, $136.3 million and $224.1 million for 2002, 2003, 2004 and 2005, respectively. In addition, basic net income per limited partner unit before cumulative effect of change in accounting principle would have been $1.47 ($1.47 diluted), $1.13 ($1.12 diluted), $1.98 ($1.98 diluted) and $2.81 ($2.76 diluted) for 2002, 2003, 2004 and 2005, respectively. Income from continuing operations before cumulative effect of change in accounting principle pro forma for the impact of the January 1, 2004 change in PAA's method of accounting for pipeline linefill in third-party assets would have been $64.8 million and $61.4 million for 2002 and 2003, respectively. In addition, basic net income per limited partner unit before cumulative effect of change in accounting principle would have been $1.33 ($1.33 diluted) and $1.05 ($1.04 diluted) for 2002 and 2003, respectively.

(5)
In conjunction with the change in accounting principle PAA adopted as of January 1, 2004, PAA has reclassified cash flows for 2003 and prior years associated with purchases and sales of linefill on assets that PAA owns as cash flows from investing activities instead of the historical classification as cash flows from operating activities.

(6)
Distributions represent those declared and paid in the applicable year.

(7)
PAA GP is entitled to receive 2% proportional distributions and also incentive distributions if the amount PAA distributes with respect to any quarter exceeds levels specified in PAA's partnership agreement. See Note 5 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(8)
Volumes associated with acquisitions represent total volumes transported for the number of days PAA actually owned the assets divided by the number of days in the period.

(9)
Calculated as the sum of: (i) crude oil, refined products and LPG storage capacity; (ii) natural gas storage capacity divided by 6 to account for the 6:1 mcf of gas to crude oil barrel ratio; and (iii) LPG processing volumes multiplied by the number of days in the month and divided by 1,000 to convert to monthly volumes in millions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of financial condition and results of operations of PAA in conjunction with the historical consolidated financial statements of PAA and GP LLC and the unaudited pro forma condensed consolidated financial statements of Plains GP Holdings, L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following discussion. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding certain risks inherent in our and PAA's business. We have no independent operating activities apart from those conducted by PAA and accordingly, the overview of our operations primarily reflects the operating activities of PAA.

        Although we did not consolidate PAA for the periods 2005 and 2004, our results of operations are directly attributable to those of PAA and thus we have included the discussion of the financial condition and results of operations of PAA.

Overview of Our Business

        We are a Delaware limited partnership formed in August 2007, and our cash generating assets consist solely of direct and indirect partnership interests in Plains All American Pipeline, L.P. (NYSE: PAA). Upon completion of this offering, we will own:

  •
  100% of the Class A units of PAA GP, which owns a 2% general partner interest and all of the incentive distribution rights in PAA;

  •
  15,000,000 common units of PAA, representing a 12.7% limited partner interest in PAA; and

  •
  a 100% membership interest in GP LLC, the general partner of PAA GP.

        Our primary business objective is to increase cash distributions to our unitholders. We intend to monitor the implementation of PAA's business strategies and, when appropriate to our primary business objective, facilitate PAA's growth through various forms of financial support, including but not limited to, modification of PAA's incentive distribution rights or loans or capital contributions in exchange for yielding or non-yielding equity interests.

        Pursuant to PAA's partnership agreement, the incentive distribution rights, together with the 2% general partner interest, in PAA are entitled to receive:

  •
  15% of all cash distributed in a quarter after $0.450 has been distributed in respect of each common unit of PAA for that quarter; and

  •
  25% of all cash distributed in a quarter after $0.495 has been distributed in respect of each common unit of PAA for that quarter; and

  •
  50% of all cash distributed in a quarter after $0.675 has been distributed in respect of each common unit of PAA for that quarter.

        Since year-end 2000, PAA has increased its quarterly cash distribution 20 times, including increases in the last thirteen consecutive quarters. During that time period, PAA has increased its quarterly distribution by 79% from $0.4625 per common unit, or $1.85 on an annualized basis, to $0.83 per common unit, or $3.32 on an annualized basis, based on the quarterly cash distribution paid by PAA on August 14, 2007. Such increase equates to a compound annual growth rate in PAA distributions of 9.4%.

        In connection with PAA's merger with Pacific Energy Partners, L.P. in 2006, which we refer to as the Pacific merger, the former owners of PAA GP agreed to forego an aggregate of $65 million in incentive distributions through 2011, including $20 million in 2007, $15 million in each of 2008 and 2009, $10 million in 2010 and $5 million in 2011. We refer to this reduction in the incentive distributions as the Pacific IDR reduction. As consideration for their contribution of assets to us, the former owners of PAA GP have agreed to receive common units as well as support units. The support units will forego distributions each quarter in an amount equal to the Pacific IDR reduction for that quarter. The distributions foregone by the support units will entitle our common unitholders to receive distributions as if the Pacific IDR reduction had not occurred. The support units will only be entitled to participate in distributions in excess of $          per unit in any quarter. For more information about the Pacific IDR reduction and the support units, please read "How We Make Cash Distributions—Support Units."

        As the holder of the Class A units of PAA GP, we are entitled to receive all of the cash distributions by PAA on its incentive distribution rights and 2% general partner interest less amounts, if any, payable to holders of PAA GP's Class B units. Certain members of PAA's management own Class B units of PAA GP, which are entitled to participate in cash distributions from PAA GP above $11.0 million per quarter. As of the date hereof, up to approximately 163,000 Class B units have been issued or approved for issuance and 37,000 Class B units are reserved for future issuance. The Class B units are subject to restrictions on transfer and are not currently entitled to any distributions, but will be entitled to participate in distributions in any quarter in which PAA distributes at least $0.875 per common unit ($3.50 per common unit on an annualized basis). Assuming all authorized Class B units are issued, the maximum participation would be 8% of the amount in excess of $11.0 million per quarter. The Class B units represent a long-term management incentive program instituted by the owners of PAA GP and are subject to certain vesting provisions that extend through 2015, subject to accelerated vesting (if the performance thresholds for earning have been met) for certain change of control and termination of employment events. For more information about the Class B units, please read "Management—PAA GP—Class B Units."

        Based upon PAA's equity capitalization of approximately 116 million common units as of June 30, 2007, PAA's current annualized distribution of $3.32 per common unit and the effect of the Pacific IDR reduction, we would receive an annual distribution of approximately $142.5 million, consisting of $7.9 million from the 2% general partner interest, $84.8 million from the incentive distribution rights and $49.8 million from the 15 million common units of PAA that we own. Based on this distribution from PAA, our equity capitalization of          common units outstanding and the payment of expenses, we expect that our initial quarterly distribution will be $          per common unit (or $           per common unit on an annualized basis) and $0 on the support units. Excluding the temporary impact of the Pacific IDR reduction at the 2008 and 2009 annualized level of $15.0 million, the current annualized PAA distribution of $3.32 per unit would result in an annual distribution to us of approximately $157.5 million.

        Financial Presentation.    Effective January 1, 2006, our financial results are combined with PAA's financial results and the results of our other subsidiaries. The 85.3% limited partner interest in PAA that we do not own will be reflected as a minority interest in our results of operations. We have no separate operating activities apart from those conducted by PAA, and our cash flows currently consist of distributions from PAA on the partnership interests, including the incentive distribution rights, that we own. Accordingly, our financial results are substantially identical to PAA's except for the impact of certain subordinated units. On June 8, 2001, certain limited partners of PAA GP contributed to PAA GP an aggregate of 450,000 subordinated units of PAA, all of which subsequently converted into common units. These 450,000 units (the "Option Units") were intended for use in connection with an option plan pursuant to which certain members of the management of GP LLC have a right to purchase a portion of such Option Units. See Note 12 to the Plains All American GP LLC Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus. In addition, the discussion of our financial position and results of operations in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" reflects the operating activities and results of operations of PAA. The historical results of our operations do not reflect the incremental expenses we expect to incur as a result of being a publicly traded partnership, which is expected to be approximately $3.0 million annually.

Factors That Significantly Affect Our Results and PAA's Results

        Our only cash-generating assets consist of our partnership interests, including the incentive distribution rights, in PAA. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of PAA to make distributions in respect of those partnership interests. The actual amount of cash that PAA will have available for distribution will primarily depend on the amount of cash it generates from its operations. For a description of factors that may impact our results and PAA's results, please read "Forward-Looking Statements."

        In addition, the actual amount of cash that PAA will have available for distribution will depend on other factors, some of which are beyond PAA's control, including:

  •
  the level of capital expenditures PAA makes;

  •
  the cost of acquisitions, if any;

  •
  PAA's debt service requirements;

  •
  PAA's working capital needs;

  •
  restrictions on distributions contained in PAA's credit agreements and any future credit agreements;

  •
  PAA's ability to borrow under its revolving credit agreement to make distributions; and

  •
  the amount, if any, of cash reserves established by PAA GP, in its sole discretion, for the proper conduct of PAA's business.

Overview of PAA's Operations

        As discussed above, we have no independent operating activities apart from those conducted by PAA. Accordingly, the overview of our operations primarily reflects the operating activities of PAA.

  Company Overview

        PAA is engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and LPG. In addition, through PAA's 50% equity ownership in PAA/Vulcan, PAA is involved in the development and operation of natural gas storage facilities. PAA was formed in September 1998, and its operations are conducted directly and indirectly through its operating subsidiaries.

        Prior to the fourth quarter of 2006, PAA managed its operations through two segments. Due to PAA's growth, especially in the facilities portion of PAA's business (most notably in conjunction with the Pacific merger), PAA has revised the manner in which it internally evaluates its segment performance and decides how to allocate resources to its segments. As a result, PAA now manages its operations through three operating segments: (i) Transportation, (ii) Facilities, and (iii) Marketing. PAA's transportation segment operations generally consist of fee-based activities associated with transporting crude oil and refined products on pipelines and gathering systems. PAA generates revenue through a combination of tariffs, third-party leases of pipeline capacity, transportation fees, barrel exchanges and buy/sell arrangements. PAA's facilities segment operations generally consist of fee-based activities associated with providing storage, terminalling and throughput services for crude oil, refined products and LPG, as well as LPG fractionation and isomerization services. PAA generates revenue through a combination of month-to-month and multi-year leases and processing arrangements. PAA's marketing segment operations generally consist of merchant activities associated primarily with the purchase and sale of crude oil and LPG. PAA's marketing activities are designed to produce a stable baseline of results in a variety of market conditions, while at the same time providing upside exposure to opportunities inherent in volatile market conditions. These activities utilize storage facilities at major interchange and terminalling locations and various hedging strategies to reduce the negative impact of market volatility and provide counter-cyclical balance.

  Overview of Operating Results, Capital Spending and Significant Activities

  Three and Six Month Periods Ended June 30, 2007 and 2006

        Net income for the second quarter of 2007 was approximately $104.8 million, or $0.78 per diluted limited partner unit, which is an increase of 31% and a decrease of 4%, respectively, over net income of $80.3 million, or $0.81 per diluted limited partner unit for the second quarter of 2006. Net income for the first six months of 2007 was approximately $189.5 million, or $1.39 per diluted limited partner unit, which is an increase of 32% and a decrease of 9%, respectively, over net income of $143.7 million, or $1.53 per diluted limited partner unit for the first six months of 2006.

        Earnings per limited partner unit (both basic and diluted) were reduced by $0.11 and $0.15 for the three and six months ended June 30, 2006, respectively, attributable to the application of EITF Issue No. 03-06, "Participating Securities and the Two-Class Method under Financial Accounting Standards Board" ("FASB") Statement No. 128. The application of EITF 03-06 had no impact on PAA's results for the three and six months ended June 30, 2007. See Note 6 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

        Key items impacting the first six months of 2007 include:

  Income Statement

  •
  Contributions from the November 2006 Pacific merger as well as eight additional acquisitions throughout 2006 and two acquisitions in 2007.

  •
  Favorable execution of PAA's risk management strategies around its marketing assets in a pronounced contango market with a high level of overall crude oil volatility.

  •
  Long-Term Incentive Plan, which we refer to as the LTIP, expense of $40 million (compared to approximately $17 million for the first half of 2006), including an expense of approximately $16 million associated with a 24% increase in the price of PAA's units.

  •
  Deferred tax expense of $10.8 million pertaining to recently enacted Canadian tax legislation.

  •
  An increase in costs and expenses primarily associated with PAA's continued growth from internal growth projects and acquisitions.

  •
  A net loss of approximately $9 million upon disposition of certain assets.

  •
  An approximate $6.9 million increase in equity earnings.

  •
  An approximate $4 million gain on the sale of a portion of PAA's stock ownership in the NYMEX.

  Balance Sheet and Capital Structure

  •
  The completion of two acquisitions for aggregate consideration of approximately $17 million.

  •
  The sale of 6.3 million limited partner units for net proceeds of approximately $383 million.

  •
  Capital expenditures for internal growth projects of $257 million for the first half of 2007, which represent approximately 47% of the 2007 planned expansion capital expenditures.

  Years Ended December 31, 2006, 2005 and 2004

        During 2006, PAA recognized net income of $285.1 million and earnings per diluted limited partner unit of $2.88, compared to net income of $217.8 million and earnings per diluted limited partner unit of $2.72 during 2005. Both 2006 and 2005 were substantial increases over 2004. Net income was $130.0 million and earnings per diluted limited partner unit was $1.89 for 2004.

        Key items impacting 2006 include:

  Income Statement

  •
  Favorable execution of PAA's risk management strategies in its marketing segment in a pronounced contango market with a high level of overall crude oil volatility.

  •
  Increased volumes and related tariff revenues on PAA's pipeline systems.

  •
  An increase in field operating costs and general and administrative expenses primarily associated with continued growth from acquisitions as well as internal growth projects and an increase of $17 million in 2006 related to PAA's long-term incentive plans. See "—Critical Accounting Policies and Estimates—Critical Accounting Estimates—Long-Term Incentive Plan Accruals."

  •
  A charge of approximately $4 million in 2006 resulting from the mark-to-market of open derivative instruments pursuant to SFAS 133.

  •
  A gain of approximately $6 million resulting from the reduction of PAA's obligation for outstanding LTIP awards, which was recorded as a cumulative effect of change in accounting principle pursuant to the adoption of SFAS No. 123(R) (revised 2004), "Share-Based Payment."

  Balance Sheet and Capital Structure

  •
  The completion of the Pacific merger for approximately $2.5 billion (including the equity issuance and assumption of debt discussed below), and six other acquisitions for aggregate consideration of approximately $565 million.

  •
  The issuance of 22 million limited partner units (valued at $1.0 billion) in exchange for Pacific limited partner units as part of the Pacific merger and the sale of 13.4 million limited partner units for net proceeds of approximately $621 million.

  •
  The assumption of $433 million of senior notes as part of the Pacific merger and the issuance of $1,250 million of Senior Notes for net proceeds of approximately $1,243 million.

  •
  Capital expenditures (excluding acquisitions and maintenance capital) of $332 million.

  •
  Limited partner distributions of $224.9 million ($2.87 per limited partner unit) and General Partner distributions of $37.7 million paid during 2006.

  Prospects for the Future

        Access to storage tankage by PAA's marketing segment provides a counter-cyclical balance that has a stabilizing effect on PAA's operations and cash flow associated with this segment. The strategic use of PAA's terminalling and storage assets in conjunction with PAA's gathering and marketing operations generally provides PAA with the flexibility to maintain a base level of margin irrespective of crude oil market conditions and, in certain circumstances, to realize incremental margin during volatile market conditions.

        In 2007, PAA intends to spend approximately $550 million on internal growth projects and also to continue to develop its inventory of projects for implementation beyond 2007. Several of the larger storage tank projects for 2007, such as the construction or expansion of the Patoka, Cushing and St. James terminals, are well positioned to benefit from the importation of waterborne foreign crude oil into the Gulf Coast as well as the importation of Canadian crude oil. During 2006, PAA strengthened its business by expanding its asset base through approximately $3 billion of acquisitions and $332 million of internal growth projects. PAA also believes there are opportunities for PAA to grow its LPG business. In addition, PAA's 2005 entry into the natural gas storage business, 2006 entries into the refined products transportation and storage business and the barge transportation business and 2007 entry into the refined products marketing business are consistent with PAA's stated strategy of leveraging its assets, business model, knowledge and expertise into businesses that are complementary to its existing activities. PAA will continue to look for ways to grow these businesses and continue to evaluate opportunities in other complementary midstream business activities. Specifically, PAA intends to apply its business model to the refined products business by establishing and growing a marketing and distribution business to complement PAA's strategically located assets. We believe PAA has access to equity and debt capital and that it is well situated to optimize its position in and around its existing assets and to expand its asset base by continuing to consolidate, rationalize and optimize the North American midstream infrastructure.

        Although PAA believes that it is well situated in the North American midstream infrastructure, PAA faces various operational, regulatory and financial challenges that may impact its ability to execute its strategy as planned. In addition, PAA operates in a mature industry and believes that acquisitions will play an important role in its potential growth. PAA will continue to pursue the purchase of midstream assets, and will also continue to initiate expansion projects designed to optimize product flows in the areas in which PAA operates. However, we can give no assurance that PAA's current or future acquisition or expansion efforts will be successful. See "Risk Factors—Risks Related to PAA's Business."

Acquisitions and Internal Growth Projects

        The following tables summarize PAA's capital expenditures incurred in the periods indicated (in millions):

	Six Months Ended June 30,
	2007	2006
Acquisition capital(1)	$26.3	$443.1
Investment in PAA/Vulcan Gas Storage LLC	9.3	10.0
Internal growth projects	256.5	103.5
Maintenance capital	21.7	9.1

	$313.8	$565.7

(1)
The amount for the six months ended June 30, 2007 includes working capital purchase price adjustments of approximately $9 million related to 2006 acquisitions.

	Year Ended December 31,
	2006	2005	2004
Acquisition capital(1)	$3,021.1	$40.3	$563.9
Investment in PAA/Vulcan Gas Storage, LLC	10.0	112.5	—
Investment in Settoon Towing	33.6	—	—
Internal growth projects	332.0	148.8	117.3
Maintenance capital	28.2	14.0	11.3

	$3,424.9	$315.6	$692.5

(1)
Acquisition capital includes deposits in the year the acquisition closed, rather than the year the deposit was paid. Deposits paid were approximately $12 million for the Shell Gulf Coast Pipeline Systems acquisition in 2004.

  Internal Growth Projects

        PAA's capital expenditures for expansion projects are forecast to be approximately $550 million during calendar 2007, of which approximately $257 million was incurred in the first six months. These projects include the construction and expansion of pipeline systems and crude oil and LPG storage facilities. Following are some of the more notable projects to be undertaken in 2007 and the estimated expenditures for the year (in millions):

Projects	2007
St. James, Louisiana Crude Oil Storage Facility	$75.0
Cheyenne Pipeline	58.0
Salt Lake City Expansion	52.0
Cushing Tankage—Phase VI	34.0
Patoka Tankage	32.0
Martinez Terminal	25.0
Fort Laramie Tank Expansion	21.0
High Prairie Rail Terminal	13.0
Paulsboro Expansion	12.0
Elk City to Calumet	12.0
Pier 400	10.0
Kerrobert Tankage	10.0
Other Projects	196.0

Total	$550.0

        PAA does not expect the majority of these projects to contribute significantly to net income or cash flow from operations in 2007, but expects them to have a more significant impact beginning in 2008. PAA also forecasts approximately $52 million in capital expenditures for maintenance capital during 2007, of which approximately $22 million was incurred in the first six months.

        As a result of capital expansion opportunities originating from prior acquisitions, PAA increased its annual level of spending on these projects by 123% in 2006 compared to 2005. The following table summarizes PAA's 2006 and 2005 projects (in millions):

Projects	2006	2005
St. James, Louisiana storage facility—Phase I	$69.9	$15.2
St. James, Louisiana storage facility—Phase II	12.9	—
Trenton pipeline expansion	12.3	31.8
Kerrobert tankage	28.5	4.3
East Texas/Louisiana tankage	12.0	—
Spraberry System expansion	15.4	—
Cushing Phase IV and V expansions	1.1	11.2
Cushing Tankage—Phase VI	10.1	—
Cushing to Broome pipeline	—	8.2
Northwest Alberta fractionator	2.2	15.6
Link acquisition asset upgrades	—	9.3
High Prairie rail terminals	9.1	—
Midale/Regina truck terminal	12.7	—
Truck trailers	9.9	—
Wichita Falls tankage	7.8	—
Basin connection—Oklahoma	6.9	—
Mobile/Ten Mile tankage and metering	4.0	—
Cheyenne Pipeline Construction	10.3	—
Other Projects	106.9	53.2

Total	$332.0	$148.8

        PAA's 2006 projects included the construction and expansion of pipeline systems and crude oil storage and terminal facilities (notably Cushing and St. James).

  Acquisitions

        Acquisitions are financed using a combination of equity and debt, including borrowings under PAA's credit facilities and the issuance of senior notes. The businesses acquired impacted PAA's results of operations commencing on the effective date of each acquisition as indicated in the table below. PAA's ongoing acquisitions and capital expansion activities are discussed further in "—Liquidity and Capital Resources." See Note 3 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus for additional information about PAA's acquisition activities.

  2007 Acquisitions

        During the first half of 2007, PAA acquired (i) a commercial refined products supply and marketing business (reflected in PAA's marketing segment) for approximately $8 million in cash (including approximately $7 million of goodwill) and (ii) a trucking business (reflected in PAA's transportation segment) for approximately $9 million in cash (including approximately $4 million of goodwill). Also, during the first half of 2007, PAA signed an agreement to acquire the Bumstead LPG storage facility located near Phoenix, Arizona for approximately $52 million. The acquisition closed in July 2007 and will be reflected in PAA's facilities segment.

  2006 Acquisitions

        In 2006, PAA completed several acquisitions for aggregate consideration of approximately $3.0 billion. The Pacific merger was material to PAA's operations. The following table summarizes the acquisitions that were completed in 2006, and a description of PAA's material acquisitions follows the table (in millions):

Acquisition	Effective Date	Acquisition Price	Operating Segment
Pacific	11/15/2006	$2,455.7	Transportation, Facilities, Marketing
Andrews	4/18/2006	220.1	Transportation, Facilities, Marketing
SemCrude	5/1/2006	129.4	Marketing
BOA/CAM/HIPS	7/31/2006	130.2	Transportation
Products Pipeline	9/1/2006	65.6	Transportation
Other	various	20.1	Transportation, Facilities, Marketing

Total		$3,021.1

        Pacific.    On November 15, 2006, PAA completed its merger with Pacific pursuant to an Agreement and Plan of Merger dated June 11, 2006. The merger-related transactions included: (i) the acquisition from LB Pacific of the general partner interest and incentive distribution rights of Pacific as well as approximately 5.2 million Pacific common units and approximately 5.2 million Pacific subordinated units for a total of $700 million and (ii) the acquisition of the balance of Pacific's equity through a unit-for-unit exchange in which each Pacific unitholder (other than LB Pacific) received 0.77 newly issued PAA common units for each Pacific common unit. The total value of the transaction was approximately $2.5 billion, including the assumption of debt and estimated transaction costs. Upon completion of the merger-related transactions, the general partner and limited partner ownership interests in Pacific were extinguished and Pacific was merged with and into PAA. The assets acquired in the Pacific merger included approximately 4,500 miles of active crude oil pipeline and gathering systems and 550 miles of refined products pipelines, over 13 million barrels of active crude oil storage capacity and 9 million barrels of refined products storage capacity, a fleet of approximately 75 owned or leased trucks and approximately 1.9 million barrels of crude oil and refined products linefill and working inventory. The Pacific assets complement PAA's existing asset base in California, the Rocky Mountains and Canada, with minimal asset overlap but attractive potential vertical integration opportunities. The results of operations and assets and liabilities from the Pacific merger have been included in PAA's consolidated financial statements since November 15, 2006. The purchase price allocation related to the Pacific merger is preliminary and subject to change. See Note 3 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

        The purchase price was allocated as follows (in millions):

Cash payment to LB Pacific	$700.0
Value of PAA common units issued in exchange for Pacific common units	1,001.6
Assumption of Pacific debt (at fair value)	723.8
Estimated transaction costs(1)	30.3

Total purchase price	$2,455.7

(1)
Includes investment banking fees, costs associated with a severance plan in conjunction with the acquisition and various other direct acquisition costs.

Purchase Price Allocation
Property, plant and equipment, net	$1,411.7
Investment in Frontier	8.7
Inventory	32.6
Pipeline linefill and inventory in third party assets	63.6
Intangible assets	72.3
Goodwill(1)	843.2
Assumption of working capital and other long-term assets and liabilities, including $20.0 of cash	23.6

Total purchase price	$2,455.7

(1)
Represents the preliminary amount in excess of the fair value of the net assets acquired and is associated with PAA's view of the future results of operations of the businesses acquired based on the strategic location of the assets and the growth opportunities that PAA expects to realize as PAA integrates these assets into its existing business strategy.

        The majority of the acquisition costs associated with the Pacific merger was incurred as of December 31, 2006, resulting in total cash paid during 2006 of approximately $723 million.

        The following table shows PAA's calculation of the sources of funding for the acquisition (in millions):

Fair value of PAA common units issued in exchange for Pacific common units	$1,001.6
PAA's general partner capital contribution	21.6
Assumption of Pacific debt (at estimated fair value), net of repayment of Pacific credit facility(1)	433.1
PAA's new debt incurred	999.4

Total sources of funding	$2,455.7

(1)
The assumption of Pacific's debt and credit facility at fair value was $433.1 million and $290.7 million, respectively. PAA paid off the credit facility in connection with closing of the transaction.

        Other 2006 Acquisitions.    During 2006, PAA completed six additional acquisitions for aggregate consideration of approximately $565 million. These acquisitions included (i) 100% of the equity interests of Andrews Petroleum and Lone Star Trucking, which provide isomerization, fractionation, marketing and transportation services to producers and customers of natural gas liquids (collectively, the "Andrews acquisition"), (ii) crude oil gathering and transportation assets and related contracts in South Louisiana ("SemCrude"), (iii) interests in various crude oil pipeline systems in Canada and the U.S. including a 100% interest in the BOA Pipeline, various interests in HIPS, and a 64.35% interest in the CAM Pipeline system, and (iv) three refined products pipeline systems from Chevron Pipeline Company.

        In addition, in November 2006, PAA purchased a 50% interest in Settoon Towing for approximately $33 million. Settoon Towing owns and operates a fleet of 57 transport and storage barges as well as 30 transport tugs. Its core business is the gathering and transportation of crude oil and produced water from inland production facilities across the Gulf Coast.

  2005 Acquisitions

        PAA completed six small transactions in 2005 for aggregate consideration of approximately $40.3 million. The transactions included crude oil trucking operations and several crude oil pipeline systems along the Gulf Coast as well as in Canada. PAA also acquired an LPG pipeline and terminal in Oklahoma. These acquisitions did not materially impact PAA's results of operations, either individually or in the aggregate. The following table summarizes PAA's acquisitions that were completed in 2005 (in millions):

Acquisition	Effective Date	Acquisition Price	Operating Segment
Shell Gulf Coast Pipeline Systems(1)	1/1/2005	$12.0	Transportation
Tulsa LPG Pipeline	3/2/2005	10.0	Marketing
Other acquisitions	Various	18.3	Transportation, Facilities, Marketing

Total		$40.3

(1)
A $12 million deposit for the Shell Gulf Coast Pipeline Systems acquisition was paid into escrow in December 2004.

        In addition, in September 2005, PAA/Vulcan acquired Energy Center Investments LLC ("ECI"), an indirect subsidiary of Sempra Energy, for approximately $250 million. ECI develops and operates underground natural gas storage facilities. PAA owns 50% of PAA/Vulcan and the remaining 50% is owned by a subsidiary of Vulcan LLC. PAA made a $112.5 million capital contribution to PAA/Vulcan and PAA accounts for the investment in PAA/Vulcan under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

  2004 Acquisitions

        In 2004, PAA completed several acquisitions for aggregate consideration of approximately $563.9 million. The Link and Capline acquisitions were material to PAA's operations. The following table summarizes PAA's acquisitions that were completed in 2004, and a description of PAA's material acquisitions follows the table (in millions):

Acquisition	Effective Date	Acquisition Price	Operating Segment
Capline and Capwood Pipeline Systems ("Capline acquisition")(1)	03/01/04	$158.5	Transportation
Link Energy LLC ("Link acquisition")	04/01/04	332.3	Transportation, Facilities, Marketing
Cal Ven Pipeline System	05/01/04	19.0	Transportation
Schaefferstown Propane Storage Facility(2)	08/25/04	46.4	Facilities
Other	Various	7.7	Facilities, Marketing

Total		$563.9

(1)
Includes a deposit of approximately $16 million which was paid in December 2003 for the Capline acquisition.

(2)
Includes approximately $14.4 million of LPG operating inventory acquired.

        Capline and Capwood Pipeline Systems.    The principal assets acquired are: (i) an approximate 22% undivided joint interest in the Capline Pipeline System, and (ii) an approximate 76% undivided joint interest in the Capwood Pipeline System. The Capline Pipeline System is a 633-mile, 40-inch mainline crude oil pipeline originating in St. James, Louisiana, and terminating in Patoka, Illinois. The Capwood Pipeline System is a 58-mile, 20-inch mainline crude oil pipeline originating in Patoka, Illinois, and terminating in Wood River, Illinois. These pipelines provide one of the primary transportation routes for crude oil shipped into the Midwestern U.S. and delivered to several refineries and other pipelines.

        Link Energy LLC.    The Link crude oil business PAA acquired consisted of approximately 7,000 miles of active crude oil pipeline and gathering systems, over 10 million barrels of active crude oil storage capacity, a fleet of approximately 200 owned or leased trucks and approximately 2 million barrels of crude oil linefill and working inventory. The Link assets complement PAA's assets in West Texas and along the Gulf Coast and allow PAA to expand its presence in the Rocky Mountain and Oklahoma/Kansas regions.

Critical Accounting Policies and Estimates

  Critical Accounting Policies

        PAA has adopted various accounting policies to prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States. These critical accounting policies are discussed in Note 2 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

  Critical Accounting Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires PAA to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities, at the date of the financial statements. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Although PAA believes these estimates are reasonable, actual results could differ from these estimates. The critical accounting policies that PAA has identified are discussed below.

        Purchase and Sales Accruals.    PAA routinely makes accruals based on estimates for certain components of its revenues and cost of sales due to the timing of compiling billing information, receiving third party information and reconciling its records with those of third parties. Where applicable, these accruals are based on nominated volumes expected to be purchased, transported and subsequently sold. Uncertainties involved in these estimates include levels of production at the wellhead, access to certain qualities of crude oil, pipeline capacities and delivery times, utilization of truck fleets to transport volumes to their destinations, weather, market conditions and other forces beyond PAA's control. These estimates are generally associated with a portion of the last month of each reporting period. PAA currently estimates that less than 2% of total annual revenues and cost of sales are recorded using estimates. Accordingly, a variance from this estimate of 10% would impact the respective line items by less than 1% on an annual basis. In addition, PAA estimates that less than 4% of total operating income and less than 5% of total net income are recorded using estimates. Although the resolution of these uncertainties has not historically had a material impact on PAA's reported results of operations or financial condition, because of the high volume, low margin nature of PAA's business, PAA cannot provide assurance that actual amounts will not vary significantly from estimated amounts. Variances from estimates are reflected in the period actual results become known, typically in the month following the estimate.

        Mark-to-Market Accrual.    In situations where PAA is required to mark-to-market derivatives pursuant to SFAS 133, the estimates of gains or losses at a particular period end do not reflect the end results of particular transactions, and will most likely not reflect the actual gain or loss at the conclusion of a transaction. PAA reflects estimates for these items based on PAA's internal records and information from third parties. A portion of the estimates PAA uses are based on internal models or models of third parties because they are not quoted on a national market. Additionally, values may vary among different models due to a difference in assumptions applied, such as the estimate of prevailing market prices, volatility, correlations and other factors and may not be reflective of the price at which they can be settled due to the lack of a liquid market. Less than 1% of total annual revenues are based on estimates derived from these models. Although the resolution of these uncertainties has not historically had a material impact on PAA's results of operations or financial condition, PAA cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

        Contingent Liability Accruals.    PAA accrues reserves for contingent liabilities including, but not limited to, environmental remediation and governmental penalties, insurance claims, asset retirement obligations, taxes, and potential legal claims. Accruals are made when PAA's assessment indicates that it is probable that a liability has occurred and the amount of liability can be reasonably estimated. PAA's estimates are based on all known facts at the time and PAA's assessment of the ultimate outcome. Among the many uncertainties that impact PAA's estimates are the necessary regulatory approvals for, and potential modification of, PAA's environmental remediation plans, the limited amount of data available upon initial assessment of the impact of soil or water contamination, changes in costs associated with environmental remediation services and equipment, costs of medical care associated with worker's compensation and employee health insurance claims, and the possibility of existing legal claims giving rise to additional claims. PAA's estimates for contingent liability accruals are increased or decreased as additional information is obtained or resolution is achieved. A variance of 10% in PAA's aggregate estimate for the contingent liabilities discussed above would have an approximate $5.2 million impact on earnings. Although the resolution of these uncertainties has not historically had a material impact on PAA's results of operations or financial condition, PAA cannot provide assurance that actual amounts will not vary significantly from estimated amounts.

        Fair Value of Assets and Liabilities Acquired and Identification of Associated Goodwill and Intangible Assets. In conjunction with each acquisition, PAA must allocate the cost of the acquired entity to the assets and liabilities assumed based on their estimated fair values at the date of acquisition. PAA also estimates the amount of transaction costs that will be incurred in connection with each acquisition. As additional information becomes available, PAA may adjust the original estimates within a short time period subsequent to the acquisition. In addition, in conjunction with the adoption of SFAS 141, PAA is required to recognize intangible assets separately from goodwill. Goodwill and intangible assets with indefinite lives are not amortized but instead are periodically assessed for impairment. The impairment testing entails estimating future net cash flows relating to the asset, based on management's estimate of market conditions including pricing, demand, competition, operating costs and other factors. Intangible assets with finite lives are amortized over the estimated useful life determined by PAA's management. Determining the fair value of assets and liabilities acquired, as well as intangible assets that relate to such items as customer relationships, contracts, and industry expertise involves professional judgment and is ultimately based on acquisition models and management's assessment of the value of the assets acquired and, to the extent available, third party assessments. Uncertainties associated with these estimates include changes in production decline rates, production interruptions, fluctuations in refinery capacity or product slates, economic obsolescence factors in the area and potential future sources of cash flow. Although the resolution of these uncertainties has not historically had a material impact on PAA's results of operations or financial condition, PAA cannot provide assurance that actual amounts will not vary significantly from estimated amounts. The purchase price allocation related to the Pacific merger is preliminary and subject to change. See Note 3 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

        Long-Term Incentive Plan Accruals.    PAA also makes accruals to recognize the fair value of its outstanding LTIP awards as compensation expense. Under generally accepted accounting principles, PAA is required to estimate the fair value of its outstanding LTIP awards and recognize that fair value as compensation expense over the course of the LTIP award's vesting period. For LTIP awards that contain a performance condition, the fair value of the LTIP award is recognized as compensation expense only if the attainment of the performance condition is considered probable. The amount of the actual charge to compensation expense will be determined by the unit price on the date vesting occurs (or, in some cases, the average unit price for a range of dates preceding the vesting date) multiplied by the number of units, plus PAA's share of associated employment taxes. Uncertainties involved in this estimate include the actual unit price at time of settlement, whether or not a performance condition will be attained and the continued employment of personnel subject to the vestings.

        PAA achieved a $3.20 annualized distribution rate and therefore is accruing compensation expense for LTIP awards that vest upon the attainment of that rate. In addition, as of June 30, 2007, PAA is accruing compensation expense for LTIP awards based on its assessment that the distribution threshold of $3.50 is probable of occurring. PAA recognized total compensation expense of approximately $40.4 million in the first six months of 2007, $42.7 million in 2006 and $26.1 million in 2005 related to awards granted under PAA's various LTIP plans. PAA cannot provide assurance that the actual fair value of PAA's LTIP awards will not vary significantly from estimated amounts. See Note 10 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 and Note 8 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

        Goodwill.    PAA performs its goodwill impairment test annually (as of June 30) and when events or changes in circumstances indicate that the carrying value may not be recoverable. PAA considers the estimate of fair value to be a critical accounting estimate because (a) a goodwill impairment could have a material impact on PAA's financial position and results of operations and (b) the estimate is based on a number of highly subjective judgments and assumptions.

        Property, Plant and Equipment and Depreciation Expense.    PAA computes depreciation using the straight-line method based on estimated useful lives. PAA periodically evaluates property, plant and equipment for impairment when events or circumstances indicate that the carrying value of these assets may not be recoverable. The evaluation is highly dependent on the underlying assumptions of related cash flows. PAA considers the fair value estimate used to calculate impairment of property, plant and equipment a critical accounting estimate. In determining the existence of an impairment in carrying value, PAA makes a number of subjective assumptions as to:

  •
  whether there is an indication of impairment;

  •
  the grouping of assets;

  •
  the intention of "holding" versus "selling" an asset;

  •
  the forecast of undiscounted expected future cash flow over the asset's estimated useful life; and

  •
  if an impairment exists, the fair value of the asset or asset group.

  Asset Retirement Obligation

        PAA accounts for asset retirement obligations under SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including estimates related to (1) the time of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense and (4) subsequent measurement of the liability. SFAS 143 requires that the cost for asset retirement should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

        Some of PAA's assets, primarily related to its transportation segment, have contractual or regulatory obligations to perform remediation and, in some instances, dismantlement and removal activities when the assets are abandoned. These obligations include varying levels of activity including disconnecting inactive assets from active assets, cleaning and purging assets, and in some cases, completely removing the assets and returning the land to its original state. The timing of the obligations is determined relative to the date on which the asset is abandoned.

        Many of PAA's pipelines are trunk and interstate systems that transport crude oil. The pipelines with indeterminate settlement dates have been in existence for many years and with regular maintenance will continue to be in service for many years to come. Also, it is not possible to predict when demands for this transportation will cease and we do not believe that such demand will cease for the foreseeable future. Accordingly, the date when these assets will be abandoned is indeterminate. With no reasonably determinable abandonment date, PAA cannot reasonably estimate the fair value of the associated asset retirement obligations. PAA will record asset retirement obligations for these assets in the period in which sufficient information becomes available for it to reasonably determine the settlement dates. A small portion of PAA's contractual or regulatory obligations are related to assets that are inactive or that PAA plans to take out of service and although the ultimate timing and costs to settle these obligations are not known with certainty, PAA can reasonably estimate the obligation.

Recent Accounting Pronouncements and Change in Accounting Principle

  Recent Accounting Pronouncements

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115" ("SFAS 159"). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The provisions of SFAS 159 will be effective for fiscal years beginning after November 15, 2007. PAA is evaluating the impact of adoption of SFAS 159 but does not currently expect the adoption to have a material impact on PAA's financial position, results of operations or cash flows.

        In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, "Accounting for Registration Payment Arrangements" (the "FSP"). The FSP specifies that the contingent obligation to make future payments under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5 "Accounting for Contingencies." The FSP was effective immediately for registration payment arrangements and the financial instruments subject to those arrangements entered into or modified subsequent to December 21, 2006. For registration payment arrangements and for the financial instruments subject to those arrangements that were entered into prior to December 21, 2006, the FSP is effective for fiscal years beginning after December 15, 2006. At June 30, 2007, PAA did not have any material contingent obligations under registration payment arrangements.

        In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N, "Financial Statements—Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The provisions of SAB 108 are effective for the fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on PAA's consolidated financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures regarding fair value measurements. SFAS 157 does not add any new fair value measurements, but it does change current practice and is intended to increase consistency and comparability in such measurement. The provisions of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The impact, if any, to the company from the adoption of FAS 157 in 2008 will depend on the company's assets and liabilities that are required to be measured at fair value at that time.

        In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP AUG AIR-1"). FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for the first fiscal year beginning after December 15, 2006. PAA expenses major maintenance activities as incurred, therefore, the adoption of FSP AUG AIR-1 did not have any impact on PAA's financial position, results of operations or cash flows.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. PAA adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 had no material impact on PAA's financial statements. PAA recognizes interest and penalties related to uncertain tax positions in income tax expense. At June 30, 2007, PAA had no material assets, liabilities or accrued interest associated with uncertain tax positions.

        In June 2006, the EITF issued Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). EITF 06-3 is effective for all periods beginning after December 15, 2006 and its scope includes any tax that is assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer. The EITF stated that it is an entity's accounting policy decision whether to present the taxes on a gross basis (within revenues and costs) or on a net basis (excluded from revenues) but that the accounting policy should be disclosed. If presented on a gross basis, an entity is required to report the amount of such taxes for each period for which an income statement is presented, if those amounts are significant. PAA's accounting policy is to present such taxes on a net basis.

  Changes in Accounting Principle

  Stock-Based Compensation

        In December 2004, SFAS 123(R) (which amends SFAS No. 123, "Accounting for Stock-Based Compensation") was issued and establishes accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires that the cost resulting from such share-based payment transactions be recognized in the financial statements at fair value. Following PAA GP's adoption of Emerging Issues Task Force Issue No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," PAA is now part of the same consolidated group and thus SFAS 123(R) is applicable to GP LLC's long-term incentive plan. PAA adopted SFAS 123(R) on January 1, 2006 under the modified prospective transition method, as defined in SFAS 123(R), and recognized a cumulative effect of change in accounting principle of approximately $6 million. The cumulative effect adjustment represents a decrease to PAA's LTIP life-to-date accrued expense and related liability under PAA's previous cash-plan, probability-based accounting model and adjusts PAA's aggregate liability to the appropriate fair-value based liability as calculated under a SFAS 123(R) methodology. PAA's LTIPs are administered by GP LLC. PAA is required to reimburse all costs incurred by its general partner through LTIP settlements. As a result, PAA's LTIP awards are classified as liabilities under SFAS 123(R). Under the modified prospective transition method, PAA is not required to adjust its prior period financial statements for its LTIP awards.

  Linefill

        During the second quarter of 2004, PAA changed its method of accounting for pipeline linefill in third party assets. Historically, PAA viewed pipeline linefill, whether in its assets or third party assets, as having long-term characteristics rather than characteristics typically associated with the short-term classification of operating inventory. Therefore, previously PAA did not include linefill barrels in the same average costing calculation as PAA's operating inventory, but instead carried linefill at historical cost. Following this change in accounting principle, the linefill in third party assets that PAA historically classified as a portion of Pipeline Linefill on the face of the balance sheet (a long-term asset) and carried at historical cost, is included in Inventory (a current asset) in determining the average cost of operating inventory and applying the lower of cost or market analysis. At the end of each period, PAA reclassifies the linefill in third party assets not expected to be liquidated within the succeeding twelve months out of Inventory (a current asset), at average cost, and into Inventory in Third-Party Assets (a long-term asset), which is now reflected as a separate line item on the consolidated balance sheet.

        This change in accounting principle was effective January 1, 2004 and is reflected as a cumulative change in PAA's consolidated statement of operations for the year ended December 31, 2004. The cumulative effect of this change in accounting principle as of January 1, 2004, is a charge of approximately $3.1 million, representing a reduction in Inventory of approximately $1.7 million, a reduction in Pipeline Linefill of approximately $30.3 million and an increase in Inventory in Third-Party Assets of $28.9 million.

PAA's Results of Operations

  Analysis of Operating Segments

        Prior to the fourth quarter of 2006, PAA managed its operations through two segments. Due to PAA's growth, especially in the facilities portion of its business most notably in conjunction with the Pacific merger, PAA has revised the manner in which it internally evaluates its segment performance and decides how to allocate resources to PAA's segments. As a result, PAA now manages its operations through three operating segments: (i) Transportation, (ii) Facilities, and (iii) Marketing. Prior period disclosures have been revised to reflect PAA's change in segments.

        PAA's chief operating decision maker evaluates segment performance based on (i) segment profit, (ii) segment volumes, (iii) segment profit per barrel and (iv) maintenance capital. PAA defines segment profit as revenues less (i) purchases and related costs, (ii) field operating costs and (iii) segment general and administrative ("G&A") expenses. Each of the items above excludes depreciation and amortization. As a master limited partnership, PAA makes quarterly distributions of its "available cash" (as defined in PAA's partnership agreement) to its unitholders. Therefore, PAA looks at each period's earnings before non-cash depreciation and amortization as an important measure of segment performance. The exclusion of depreciation and amortization expense could be viewed as limiting the usefulness of segment profit as a performance measure because it does not account in current periods for the implied reduction in value of PAA's capital assets, such as crude oil pipelines and facilities, caused by aging and wear and tear. PAA compensates for this limitation by recognizing that depreciation and amortization are largely offset by repair and maintenance costs, which mitigate the actual decline in the value of PAA's principal fixed assets. These maintenance costs are a component of field operating costs included in segment profit or in maintenance capital, depending on the nature of the cost. Maintenance capital, which is deducted in determining "available cash," consists of capital expenditures required either to maintain the existing operating capacity of partially or fully depreciated assets or to extend their useful lives. Capital expenditures made to expand PAA's existing capacity, whether through construction or acquisition, are considered expansion capital expenditures, not maintenance capital. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred. See Note 15 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus for a reconciliation of segment profit to consolidated income before cumulative effect of change in accounting principle.

        PAA's segment analysis involves an element of judgment relating to the allocations between segments. In connection with its operations, the marketing segment secures transportation and facilities services from PAA's other two segments as well as third-party service providers under month-to-month and multi-year arrangements. Inter-segment transportation service rates are based on posted tariffs for pipeline transportation services. Facilities segment services are also obtained at rates consistent with rates charged to third parties for similar services; however, certain terminalling and storage rates are discounted to PAA's marketing segment to reflect the fact that these services may be canceled on short notice to enable the facilities segment to provide services to third parties. PAA believes that the estimates with respect to the rates that are charged by PAA's facilities segment to its marketing segment are reasonable. PAA also allocates certain operating expense and general and administrative overheads between segments. PAA believes that the estimates with respect to the allocations are reasonable.

  Transportation

        As of December 31, 2006, PAA owned approximately 20,000 miles of active gathering and mainline crude oil and refined products pipelines located throughout the United States and Canada as well as approximately 60 million barrels of active above-ground crude oil, refined products and LPG storage tanks, of which approximately 30 million barrels are utilized in PAA's transportation segment. PAA's activities from transportation operations generally consist or have consisted of (i) transporting crude oil and refined products for a fee; (ii) third-party leases of pipeline capacity (collectively referred to as "tariff activities"); (iii) barrel exchanges and buy/sell arrangements (collectively referred to as "pipeline margin activities"); and (iv) the transportation of crude oil for third parties for a fee using its trucks and barges. These barge transportation services are provided through PAA's 50% owned entity, Settoon Towing. PAA's transportation segment also includes its equity in earnings from its investment in Settoon Towing, Butte and Frontier. Butte and Frontier are pipeline systems in which PAA owns approximately 22% and 22%, respectively. In connection with certain of PAA's merchant activities conducted under PAA's marketing business, PAA is also a shipper on a number of its own pipelines. These transactions are conducted at published tariff rates and eliminated in consolidation. Tariffs and other fees on PAA's pipeline systems vary by receipt point and delivery point. The segment profit generated by PAA's tariff and other fee-related activities depends on the volumes transported on the pipeline and the level of the tariff and other fees charged as well as the fixed and variable field costs of operating the pipeline. Segment profit from PAA's pipeline capacity leases, barrel exchanges and buy/sell arrangements generally reflect a negotiated amount.

  Three and Six Month Periods Ended June 30, 2007 and 2006

        The following table sets forth PAA's operating results from its transportation segment for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Operating Results(1)
(in millions, except per barrel amounts)
Revenues
Tariff revenue	$164.2	$107.0	$317.1	$202.5
Third-party trucking	30.0	23.9	55.3	46.3

Total transportation revenues	194.2	130.9	372.4	248.8
Costs and Expenses
Third-party trucking costs	(20.5)	(18.6)	(38.0)	(36.8)
Field operating costs (excluding LTIP charge)	(73.2)	(46.8)	(139.6)	(93.7)
LTIP charge—operations(2)	(2.5)	(0.6)	(4.6)	(1.7)
Segment G&A expenses (excluding LTIP charge)(3)	(11.2)	(9.5)	(23.8)	(19.4)
LTIP charge—general and administrative(2)	(8.3)	(2.5)	(15.7)	(6.5)
Equity earnings in unconsolidated entities	1.2	0.5	2.1	0.8

Segment profit	$79.7	$53.4	$152.8	$91.5

Maintenance capital	$9.2	$3.4	$12.4	$6.4

Segment profit per barrel	$0.30	$0.28	$0.30	$0.25

Average Daily Volumes
(thousands of barrels per day)(4)
Tariff activities:
All American	47	53	48	48
Basin	407	330	374	322
Capline	231	178	233	132
Line 63 / 2000	181	N/A	181	N/A
Salt Lake City	64	N/A	63	N/A
North Dakota/Trenton	98	87	96	85
West Texas/New Mexico area systems	395	478	381	460
Manito	74	73	74	69
Refined products	105	N/A	110	N/A
Other	1,170	802	1,131	792

Tariff activities total	2,772	2,001	2,691	1,908
Trucking volumes	107	103	108	114

Transportation activities total	2,879	2,104	2,799	2,022

(1)
Revenues and purchases include intersegment amounts.

(2)
Compensation expense related to PAA's Long-Term Incentive Plans.

(3)
Segment G&A expenses reflect direct costs attributable to each segment and an allocation of other expenses to the segments based on PAA's management's assessment of the business activities for that period. The proportional allocations by segment require judgment by PAA's management and may be adjusted in the future based on the business activities that exist during each period.

(4)
Volumes associated with acquisitions represent total volumes for the number of days PAA actually owned the assets divided by the number of days in the period.

        PAA's transportation segment profit was impacted in the second quarter of 2007 compared to the second quarter of 2006 by the following:

  •
  Increased volumes and related tariff revenues—In the second quarter of 2007, average daily volumes from PAA's tariff activities increased by approximately 771,000 barrels per day or 39% and tariff revenues increased by approximately $57 million or 53% compared to the corresponding period of 2006. In the first six months of 2007, average daily volumes from PAA's tariff activities increased by approximately 783,000 barrels per day or 41% and tariff revenues increased by approximately $115 million or 57% compared to the corresponding period of 2006. The increase in volumes and tariff revenues is attributable to a combination of the following factors:

  •
  higher volumes on PAA's Basin and Capline systems primarily from multi-year contracts entered into during the second quarter of 2006;

  •
  Pipeline systems acquired or brought into service during the last six months of 2006 (primarily from the Pacific merger), which contributed approximately 705,000 barrels per day and $45 million of revenues during the second quarter of 2007 and approximately 708,000 barrels per day and $90 million of revenues during the first six months of 2007;

  •
  higher volumes on various other systems; and

    •
    An increase of approximately $5 million and $6 million for the second quarter and first six months of 2007, respectively, from PAA's loss allowance oil primarily resulting from increased volumes. As is common in the industry, PAA's crude oil tariffs incorporate a "loss allowance factor" that is intended to offset losses due to evaporation, measurement and other losses in transit. The loss allowance factor averages approximately 0.2%, by volume. PAA values the variance of allowance volumes to actual losses at the average market value at the time the variance occurred and the result is recorded as either an increase or decrease to tariff revenues. Gains or losses on subsequent sales of allowance oil barrels are also included in tariff revenues.

  •
  Increased field operating costs—Field operating costs have increased for most categories of costs for the second quarter and first six months of 2007 compared to the second quarter and first six months of 2006 as PAA has continued to grow through acquisitions and expansion projects. The most significant cost increases in the second quarter and first six months of 2007 (primarily from recent acquisitions) have been related to (i) payroll and benefits, (ii) utilities, (iii) pipeline integrity work and (iv) property taxes.

  •
  Increased segment G&A expenses—Segment G&A expenses excluding LTIP charges increased in the second quarter and first six months of 2007 compared to the second quarter and first six months of 2006 primarily as a result of the acquisitions and internal growth projects discussed above.

  •
  Increased LTIP expenses—LTIP charges included in field operating costs and segment G&A expenses increased approximately $8 million and $12 million in the second quarter and first six months of 2007, respectively, over the second quarter and first six months of 2006, primarily as a result of additional LTIP grants and an increase in PAA's closing unit price to $63.65 at June 30, 2007 from $51.20 at December 31, 2006. The second quarter and first six months of 2007 include an increased expense associated with the increase in the price of PAA's units compared to the corresponding periods of 2006. See Note 8 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

  Years Ended December 31, 2006, 2005 and 2004

        The following table sets forth PAA's operating results from its transportation segment for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
	(In millions)
Operating Results(1)
Revenues
Tariff revenue	$449.5	$381.1	$309.9
Pipeline margin activities	23.6	20.0	18.1
Third-party trucking	60.9	34.1	20.9

Total pipeline operations revenues	534.0	435.2	348.9
Costs and Expenses
Pipeline margin activities purchases	(3.2)	(2.0)	(1.5)
Third-party trucking	(68.1)	(48.2)	(26.4)
Field operating costs (excluding LTIP charge)	(200.7)	(164.5)	(131.0)
LTIP charge—operations(3)	(4.5)	(1.0)	(0.6)
Segment G&A expenses (excluding LTIP charge)(2)	(42.9)	(40.2)	(36.6)
LTIP charge—general and administrative(3)	(16.3)	(10.6)	(3.4)
Equity in earnings from unconsolidated entities	1.9	0.8	0.5

Segment profit	$200.2	$169.5	$149.9

Maintenance capital	$20.0	$8.5	$7.7

Segment profit per barrel	$0.26	$0.26	$0.28

Average Daily Volumes (thousands of barrels per day)(4)
Tariff activities
All American	49	51	54
Basin	332	290	265
BOA/CAM	89	N/A	N/A
Capline	160	132	123
Cushing to Broome	73	66	N/A
North Dakota/Trenton	89	77	39
West Texas/New Mexico Area Systems(5)	433	428	338
Canada	272	255	263
Other	521	426	330

Total tariff activities	2,018	1,725	1,412
Pipeline margin activities	88	74	74

Transportation activities total	2,106	1,799	1,486

(1)
Revenues and purchases include intersegment amounts.

(2)
Segment G&A expenses reflect direct costs attributable to each segment and an allocation of other expenses to the segments based on PAA's management's assessment of the business activities for that period. The proportional allocations by segment require judgment by PAA's management and may be adjusted in the future based on the business activities that exist during each period.

(3)
Compensation expense related to PAA's Long-Term Incentive Plans.

(4)
Volumes associated with acquisitions represent total volumes transported for the number of days PAA actually owned the assets divided by the number of days in the period.

(5)
The aggregate of multiple systems in the West Texas/New Mexico area.

        PAA's transportation segment profit for 2006, 2005 and 2004 was impacted by the following:

  •
  Increased volumes and related tariff revenues—The increase in tariff revenues resulted from (i) higher volumes primarily from multi-year contracts on PAA's Basin and Capline systems entered into during the third quarter of 2006 and the second quarter of 2006, respectively, (ii) increased volumes associated with the acquisition of the BOA/CAM/HIPS systems, (iii) higher volumes on various other systems, and (iv) increased revenues from loss allowance oil. As is common in the industry, PAA's crude oil tariffs incorporate a "loss allowance factor" that is intended to offset losses due to evaporation, measurement and other losses in transit. The loss allowance factor averages approximately 0.2%, by volume. PAA values the variance of allowance volumes to actual losses at the average market value at the time the variance occurred and the result is recorded as either an increase or decrease to tariff revenues. Gains or losses on subsequent sales of allowance oil barrels are also included in tariff revenues. Increased volumes and higher crude oil prices during 2006 as compared to 2005 have resulted in increased revenues related to loss allowance oil. The average NYMEX crude oil price for 2006 was $66.27 per barrel versus $56.65 in 2005 and $41.29 in 2004. The increase in volumes and related tariff revenues in 2005 versus 2004 is primarily related to the Link acquisition and other acquisitions completed during 2005 and 2004. The increase primarily resulted from the inclusion of the related assets for the entire 2005 period versus only a portion of the 2004 period.

  •
  Increased field operating costs—Field operating costs have increased for most categories of costs for 2006 as PAA has continued to grow through acquisitions and expansion projects. The most significant cost increases in 2006 have been related to (i) payroll and benefits, (ii) utilities, (iii) integrity work, and (iv) property taxes. Utilities increased approximately $10 million in 2006 over the prior year due to a variety of factors including (i) an increase in electricity consumption related to increased volumes, partially offset by lower electricity market prices and (ii) a true-up of prior and current accruals following receipt of final billing information upon expiration of an existing term arrangement with a significant electricity provider. PAA's costs increased in 2005 as compared to 2004, primarily from the Link acquisition and other acquisitions completed during 2004. The 2005 increased costs primarily relate to (i) payroll and benefits, (ii) emergency response and environmental remediation of pipeline releases, (iii) maintenance and (iv) utilities.

  •
  Increased segment G&A expenses—Segment G&A expenses excluding LTIP charges were relatively flat in 2006 compared to 2005. The increase in segment G&A expenses in 2005 is primarily related to the acquisition activity.

  •
  Increased LTIP expenses—LTIP charges included in field operating costs and segment G&A expenses increased approximately $9 million in 2006 over 2005, primarily as a result of an increase in PAA's unit price to $51.20 at December 31, 2006 from $39.57 at December 31, 2005. LTIP-related charges increased approximately $8 million in 2005 over 2004, primarily as a result of LTIP grants made in 2005 and an increase in PAA's unit price. PAA's unit price at December 31, 2004 was $37.74 per unit. See Note 10 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

        As discussed above, the increase in transportation segment profit is largely related to PAA's acquisition activities. PAA has completed a number of acquisitions during 2006, 2005 and 2004 that have impacted its results of operations. The following table summarizes the year-over-year impact that recent acquisitions and expansion projects have had on tariff revenue and volumes:

	Change in the Periods for the Year Ended December 31,
	2006 vs 2005		2005 vs 2004
	Revenues	Volumes	Revenues		Volumes
	(Volumes in thousands of barrels per day and revenues in millions)
Tariff activities(1)(2)(3)
2006 acquisitions/expansions	$32.8	178	$	N/A	N/A
2005 acquisitions/expansions	5.7	8		14.1	96
2004 acquisitions/expansions	2.7	28		22.6	140
2003 acquisitions/expansions	6.2	10		13.0	17
All other pipeline systems	21.0	69		21.5	60

Total tariff activities	$68.4	293		$71.2	313

(1)
Revenues include intersegment amounts.

(2)
Volumes associated with acquisitions represent total volumes transported for the number of days PAA actually owned the assets divided by the number of days in the year.

(3)
To the extent there has been an expansion to one of PAA's existing pipeline systems, any incremental revenues and volumes from the expansion are included in the category for the period that the pipeline was acquired. For new pipeline systems that PAA constructs, incremental revenues and volumes are included in the period the system became operational.

        In 2006, average daily volumes from PAA's tariff activities increased by approximately 300,000 barrels per day or 17% and tariff revenues increased by approximately $68 million or 18%. The increase in volumes and tariff revenues is attributable to a combination of the following factors:

  •
  Pipeline systems acquired or brought into service during 2006, which contributed approximately 178,000 barrels per day and $33 million of revenues during 2006;

  •
  Revenues from some of the Canadian pipeline systems increased approximately $9 million in 2006 primarily due to the appreciation of Canadian currency (the Canadian to US dollar exchange rate appreciated to an average of 1.13 to 1 for 2006 compared to an average of 1.21 to 1 in 2005);

  •
  An increase of approximately $7 million from PAA's loss allowance oil primarily resulting from higher crude oil prices;

  •
  Volumes and revenues from pipeline systems in which PAA entered into new multi-year contracts with shippers, which contributed approximately 70,000 barrels per day and approximately $4 million of revenues during 2006; and

  •
  Increased volumes and revenues from the North Dakota/Trenton pipeline system resulting from PAA's expansion activities on that system.

        In 2005, average daily volumes from PAA's tariff activities increased by approximately 300,000 barrels per day or 22% and revenues from PAA's tariff activities increased by approximately $71 million or 23%. The increase in total revenues is attributable to a combination of the following factors:

  •
  Pipeline systems acquired or brought into service during 2005, which contributed approximately 96,000 barrels per day and $14.1 million of revenues during 2005. Approximately 66,000 barrels per day and $7.2 million of revenues are attributable to PAA's recently constructed Cushing to Broome pipeline system.

  •
  Volumes and revenues from pipeline systems acquired in 2004 increased in 2005 as compared to 2004, reflecting the following:

  •
  An increase of 118,000 barrels per day and $15.8 million of revenues from the pipelines acquired in the Link acquisition, reflecting the inclusion of these systems for the entire 2005 period as compared to only a portion of the 2004 period. The 2005 period also includes (i) increased revenues from PAA's loss allowance oil resulting from higher crude oil prices and (ii) increased revenues from the North Dakota/Trenton pipeline system resulting from PAA's expansion activities on that system. These increases were partially offset by the impact of a reduction in tariff rates that were voluntarily lowered to encourage third party shippers. Transportation segment profit was reduced by approximately $12.0 million because of these market rate adjustments. As a result of these lower tariffs on barrels shipped by PAA in connection with its gathering and marketing activities, segment profit from marketing was increased by a comparable amount,

  •
  An increase of 17,000 barrels per day and $4.4 million of revenues from the pipelines acquired in the Capline acquisition, reflecting the inclusion of these systems for the entire 2005 period as compared to only a portion of the 2004 period, and

  •
  An increase of 5,000 barrels per day and $2.4 million of revenues from other businesses acquired in 2004.

  •
  Volumes and revenues from pipeline systems acquired in 2003 increased in 2005 as compared to 2004, reflecting the following:

  •
  An increase of 5,000 barrels per day and $5.2 million of revenues from the Red River pipeline system acquisition, reflecting increased tariff rates on the system, partially related to the quality of crude oil shipped,

  •
  An increase of $3.0 million of revenues related to higher realized prices on PAA's loss allowance oil, and

  •
  An increase of 12,000 barrels per day and $4.8 million of revenues in 2005 compared to 2004 from other businesses acquired in 2003, primarily related to higher volumes.

  •
  Revenues from all other pipeline systems also increased in 2005, along with a slight increase in volumes. The increase in revenues is related to several items including:

  •
  The appreciation of Canadian currency (the Canadian to U.S. dollar exchange rate appreciated to an average of 1.21 to 1 for 2005 compared to an average of 1.30 to 1 in 2004), and

  •
  Volume increases on certain of PAA's systems, partially related to a shift of certain minor pipeline systems from PAA's marketing segment.

  Maintenance Capital

        For the years ended December 31, 2006, 2005 and 2004, maintenance capital expenditures for PAA's transportation segment were approximately $20.0 million, $8.5 million and $7.7 million, respectively. The increase in 2006 is due to PAA's continued growth through acquisitions and expansion projects.

  Facilities

        As of December 31, 2006, PAA owned approximately 60 million barrels of active above-ground crude oil, refined products and LPG storage tanks, of which approximately 30 million barrels are included in its facilities segment. The remaining tanks are utilized in PAA's transportation segment. At year end 2006, PAA was in the process of constructing approximately 12.5 million barrels of additional above ground terminalling and storage facilities, which PAA expects to place in service during 2007 and 2008.

        PAA's facilities segment generally consists of fee-based activities associated with providing storage, terminalling and throughput services for crude oil, refined products and LPG, as well as LPG fractionation and isomerization services. On a stand-alone basis, segment profit from facilities activities is dependent on the storage capacity leased, volume of throughput and the level of fees for such services.

        PAA generates fees through a combination of month-to-month and multi-year leases and processing arrangements. Fees generated in this segment include (i) storage fees that are generated when PAA leases tank capacity and (ii) terminalling fees, or throughput fees, that are generated when PAA receives crude oil or refined products from one connecting pipeline and redeliver crude oil or refined products to another connecting carrier.

        PAA's facilities segment also includes PAA's equity earnings from its investment in PAA/Vulcan. At December 31, 2006, PAA/Vulcan owned and operated approximately 25.7 billion cubic feet of underground storage capacity and was constructing an additional 24 billion cubic feet of underground storage capacity.

        Total revenues for PAA's facilities segment have increased in 2007 compared to 2006 and over the three-year period ended December 31, 2006. The revenue increase in each period is driven primarily by increased volumes resulting from PAA's acquisition activities and, to a lesser extent, tankage construction projects completed in 2005, 2006 and 2007.

  Three and Six Month Periods Ended June 30, 2007 and 2006

        The following table sets forth PAA's operating results from its facilities segment for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(in millions, except per barrel amounts)
Operating Results
Storage and terminalling revenues(1)	$54.2	$21.4	$99.3	$33.3
Field operating costs (excluding LTIP charge)	(21.3)	(8.9)	(40.2)	(14.4)
LTIP charge—operations(3)	(0.1)	—	(0.1)	—
Segment G&A expenses (excluding LTIP charge)(2)	(4.6)	(4.5)	(9.5)	(7.0)
LTIP charge—general and administrative(3)	(3.1)	(1.0)	(5.2)	(2.2)
Equity in earnings in unconsolidated entities	3.8	1.1	6.5	0.9

Segment profit	$28.9	$8.1	$50.8	$10.6

Maintenance capital	$2.4	$0.7	$6.2	$1.5

Segment profit per barrel	$0.25	$0.13	$0.22	$0.08

Volumes(4)
Crude oil, refined products and LPG storage
(average monthly capacity in millions of barrels)	36.0	19.0	35.6	18.7

Natural gas storage, net to PAA's 50% interest (average monthly capacity in billions of cubic feet)	12.9	12.9	12.9	12.2

LPG and crude processing (thousands of barrels per day)	20.0	18.0	16.9	9.1

Facilities activities total (average monthly capacity in millions of barrels)(5)	38.8	21.7	38.3	21.0

(1)
Revenues include intersegment amounts.

(2)
Segment G&A expenses reflect direct costs attributable to each segment and an allocation of other expenses to the segments based on PAA's management's assessment of the business activities for that period. The proportional allocations by segment require judgment by PAA's management and may be adjusted in the future based on the business activities that exist during each period.

(3)
Compensation expense related to PAA's Long-Term Incentive Plans.

(4)
Volumes associated with acquisitions represent total volumes for the number of months PAA actually owned the assets divided by the number of months in the period.

(5)
Calculated as the sum of: (i) crude oil, refined products and LPG storage capacity; (ii) natural gas storage capacity divided by 6 to account for the ratio of 6:1 mcf of gas to one barrel of crude oil; and (iii) LPG and crude processing volumes multiplied by the number of days in the month and divided by 1,000 to convert to monthly volumes in millions.

        PAA's facilities segment profit and revenues were impacted in the second quarter of 2007 by the following:

  •
  Increased volumes and related revenues—In the second quarter of 2007, average monthly volumes increased by approximately 17.1 million barrels or 79%, and revenues increased by approximately $33 million or 153%, in each case as compared to the corresponding period of

    2006. In the first six months of 2007, average daily volumes increased by approximately 17.3 million barrels or 82%, and revenues increased by approximately $66 million or 198%, in each case as compared to the corresponding period of 2006. The increase in volumes and revenues is attributable to a combination of the following factors:

    •
    Increased storage and terminalling revenues from crude facilities—The increase in volumes and related revenues during the second quarter and first six months of 2007 primarily relates to (i) the acquisition of Pacific in the fourth quarter of 2006 and other acquisitions completed during 2006, and (ii) additional capacity resulting from the second quarter completion of Phase I of the St. James construction project, which brought the capacity at St. James to 3.5 million barrels;

    •
    Revenues from refined product storage and terminalling—PAA had no revenue from refined products storage and terminalling until the acquisition of Pacific, which contributed additional revenues of approximately $10 million and $20 million in the second quarter and first six months of 2007, respectively; and

    •
    Increased revenues from LPG processing—The acquisition of the Shafter processing facility during the second quarter of 2006 resulted in additional processing revenues for the second quarter and first six months of 2007.

  •
  Increased field operating costs—PAA's continued growth, primarily from the acquisitions completed during 2006 and the additional tankage added in 2007 and 2006, is the principal cause of the increase in field operating costs in the second quarter and first six months of 2007. The significant components of the increased costs are detailed below:

  •
  Increases of $1.6 million and $5.9 million for the three and six months ended June 30, 2007, respectively, related to the operating costs associated with the Shafter processing facility, which PAA acquired in the Andrews acquisition in the second quarter of 2006;

  •
  Increases of $8.4 million and $15.5 million for the three and six months ended June 30, 2007, respectively, related to the operating costs associated with the Pacific merger; and

  •
  Increases of $0.7 million and $0.9 million for the three and six months ended June 30, 2007, respectively, related to the operating costs associated with Phase I of the St. James facility, which became operational during 2007.

  •
  Increased segment G&A expenses—Segment G&A expenses excluding LTIP charges increased in the second quarter and first six months of 2007 compared to the same periods in 2006, primarily as a result of the acquisitions and internal growth projects discussed above.

  •
  Increased LTIP expenses—LTIP charges included in field operating costs and segment G&A expenses increased approximately $2 million and $3 million in the second quarter and first six months of 2007, respectively, over the second quarter and first six months of 2006, primarily as a result of additional LTIP grants and an increase in PAA's closing unit price to $63.65 at June 30, 2007 from $51.20 at December 31, 2006. The second quarter and first six months of 2007 include an increased expense associated with the increase in the price of PAA's units compared to the corresponding periods of 2006. See Note 8 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

  •
  Increased equity earnings in unconsolidated entities—PAA's investment in PAA/Vulcan contributed approximately $4 million and $7 million in additional earnings for the second quarter and first six months of 2007, respectively, compared to the corresponding periods of 2006, reflecting increased value for leased storage.

  Years Ended December 31, 2006, 2005 and 2004

        The following table sets forth PAA's operating results from its facilities segment for the periods indicated:

	December 31,
	2006	2005	2004
	(In millions, except per barrel amounts)
Operating Results
Storage and Terminalling Revenues(1)	$87.7	$41.9	$33.9
Field operating costs	(39.6)	(17.8)	(11.0)
LTIP charge—operations(3)	(0.1)	—	—
Segment G&A expenses (excluding LTIP charge)(2)	(13.5)	(7.7)	(3.6)
LTIP charge—general and administrative(3)	(5.7)	(2.2)	(1.1)
Equity earnings in unconsolidated entities	5.8	1.0	—

Segment profit	$34.6	$15.2	$18.2

Maintenance capital	$4.9	$1.1	$2.0

Segment profit per barrel	$1.49	$0.87	$1.23

Volumes(4)
Crude oil, refined products and LPG storage (average monthly capacity in millions of barrels)	20.7	16.8	14.8

Natural gas storage, net to PAA's 50% interest (average monthly capacity in billions of cubic feet)	12.9	4.3	—

LPG processing (thousands of barrels per day)	12.2	—	—

Facilities activities total (average monthly capacity in millions of barrels)(5)	23.2	17.5	14.8

(1)
Revenues include intersegment amounts.

(2)
Segment G&A expenses reflect direct costs attributable to each segment and an allocation of other expenses to the segments based on PAA's management's assessment of the business activities for that period. The proportional allocations by segment require judgment by PAA's management and may be adjusted in the future based on the business activities that exist during each period.

(3)
Compensation expense related to PAA's Long-Term Incentive Plans.

(4)
Volumes associated with acquisitions represent total volumes for the number of months PAA actually owned the assets divided by the number of months in the period.

(5)
Calculated as the sum of: (i) crude oil, refined products and LPG storage capacity; (ii) natural gas storage capacity divided by 6 to account for the 6:1 mcf of gas to crude oil barrel ratio; and (iii) LPG processing volumes multiplied by the number of days in the month and divided by 1,000 to convert to monthly volumes in millions.

        PAA's facilities segment profit and revenues were impacted in 2006 by the following:

  •
  Increased revenues from crude facilities—The increase in volumes and related revenues during 2006 primarily relates to (i) increased volumes stored due to a pronounced contango market, (ii) the Pacific merger and other acquisitions completed during 2006 and 2005, and (iii) the utilization of capacity at the Mobile facility that was acquired from Link in 2004 but not used extensively until 2006;

  •
  Increased revenues from LPG facilities—The increase in volumes and related revenues during 2006 primarily relates to four LPG facilities that were brought into service during 2005 but were operational for the entire 2006 period compared to only a portion of 2005;

  •
  Increased revenues from refined product storage and terminalling—The Pacific merger introduced a refined products storage and terminalling revenue stream in 2006, which contributed additional revenues of $5.3 million; and

  •
  Increased revenues from LPG processing—The acquisition of the Shafter processing facility during 2006 resulted in additional processing revenues of approximately $24 million.

        PAA's facilities segment profit was also impacted in 2006 by the following:

  •
  Increased field operating costs—PAA's continued growth, primarily from the acquisitions completed during 2006 and 2005 and the additional tankage added in 2006 and 2005, is the principal cause of the increase in field operating costs in 2006. Of the total increase, $10.9 million relates to the operating costs associated with the Shafter processing facility. The remainder of the increase in operating costs primarily relate to (i) payroll and benefits, (ii) maintenance and (iii) utilities;

  •
  Increased segment G&A expenses—Segment G&A expenses excluding LTIP charges increased in 2006 compared to 2005 primarily as a result of an increase in the indirect costs allocated to the facilities segment in 2006 as the operations have grown in that period;

  •
  Increased LTIP expenses—LTIP charges included in field operating costs and segment G&A expenses increased approximately $3.6 million in 2006 over 2005, primarily as a result of an increase in PAA's unit price to $51.20 at December 31, 2006 from $39.57 at December 31, 2005. LTIP related charges increased approximately $1.1 million in 2005 over 2004 primarily as a result of LTIP grants made in 2005 and an increase in PAA's unit price. PAA's unit price at December 31, 2004 was $37.74 per unit (see Note 10 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus); and

  •
  Increased equity in earnings from unconsolidated entities—PAA's investment in PAA/Vulcan contributed $4.8 million in additional earnings, reflecting the inclusion of this investment for the entire 2006 period compared to only two months in 2005.

        PAA's facilities segment profit and revenues also increased in 2005 compared to 2004 and were impacted by the following:

  •
  Increased revenues from crude facilities—The increase in volumes and related revenues during 2005 primarily relates to (i) increased volumes stored due to a pronounced contango market, (ii) acquisitions completed during 2005 and 2004, and (iii) increased throughput at PAA's Cushing terminal; and

  •
  Increased revenues from LPG facilities—The increase in volumes and related revenues during 2005 primarily relates to acquisitions of new facilities completed during 2005; at the end of 2005, PAA owned ten facilities compared to four at the beginning of 2004.

        PAA's facilities segment profit in 2005 was also impacted by the following:

  •
  Increased field operating costs—PAA's continued growth, primarily from the acquisitions completed during 2005 and 2004 and the additional tankage added in 2005 and 2004, is the principal cause of the increase in field operating costs in 2005. The increased costs primarily relate to (i) payroll and benefits, (ii) maintenance and (iii) utilities; and

  •
  Increased segment G&A expenses—Segment G&A expenses excluding LTIP charges increased in 2005 compared to 2004 primarily as a result of an increase in the indirect costs allocated to the facilities segment in 2005 as the operations grew in that period. LTIP related charges increased approximately $1.1 million in 2005 over 2004 primarily as a result of LTIP grants made in 2005 and an increase in PAA's unit price. PAA's unit price at December 31, 2004 was $37.74 per unit.

  Maintenance Capital

        For the years ended December 31, 2006, 2005 and 2004, maintenance capital expenditures for PAA's facilities segment were approximately $4.9 million, $1.1 million and $2.0 million, respectively. The increase in 2006 is primarily due to additional maintenance requirements at PAA's Alto and Shafter facilities.

  Marketing

        PAA's revenues from marketing activities reflect the sale of gathered and bulk-purchased crude oil and LPG volumes, as well as marketing of natural gas liquids, plus the sale of additional barrels exchanged through buy/sell arrangements entered into to supplement the margins of the gathered and bulk-purchased volumes. Because the commodities that PAA buys and sells are generally indexed to the same pricing indices for both the purchase and the sale, revenues and costs related to purchases will increase and decrease with changes in market prices. However, the margins related to those purchases and sales will not necessarily have corresponding increases and decreases. PAA does not anticipate that future changes in revenues will be a primary driver of segment profit. Generally, PAA expects its segment profit to increase or decrease directionally with increases or decreases in its marketing segment volumes (which consist of (i) lease gathered volumes, (ii) LPG sales, and (iii) waterborne foreign crude imported) as well as the overall volatility and strength or weakness of market condition and the allocation of PAA's assets among its various risk management strategies. In addition, the execution of PAA's risk management strategies in conjunction with PAA's assets can provide upside in certain markets. Although PAA believes that the combination of its lease gathered business and risk management activities provides a counter-cyclical balance that provides stability in its margins, these margins are not fixed and may vary from period to period. PAA is not able to predict with any reasonable level of accuracy whether market conditions will remain as favorable as recently experienced, and these operating results may not be indicative of sustainable performance. See "—Outlook."

  Three and Six Month Periods Ended June 30, 2007 and 2006

        The following table sets forth PAA's operating results from its marketing segment for the comparable periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(in millions, except per barrel amounts)
Operating Results(1)
Revenues(2)(3)	$3,787.5	$4,797.4	$7,897.1	$13,357.7
Purchases and related costs(4)(5)	(3,627.2)	(4,696.4)	(7,612.7)	(13,157.7)
Field operating costs (excluding LTIP charge)	(38.4)	(33.1)	(76.6)	(64.7)
LTIP charge—operations(6)	(0.2)	—	(0.3)	(0.1)
Segment G&A expenses (excluding LTIP charge)(7)	(12.9)	(7.8)	(25.8)	(17.8)
LTIP charge—general and administrative(6)	(7.6)	(2.1)	(14.5)	(6.3)

Segment profit(3)	$101.2	$58.0	$167.2	$111.1

SFAS mark-to-market adjustment(3)	$15.2	$(2.4)	$(1.8)	$(3.1)

Maintenance capital	$(0.7)	$0.3	$3.1	$1.2

Segment profit per barrel(8)	$1.32	$0.89	$1.07	$0.83

Average Daily Volumes
(thousands of barrels per day)(9)
Crude oil lease gathering	707	652	694	637
Refined products	13	N/A	8	N/A
LPG sales	45	25	89	54
Waterborne foreign crude imported	78	43	72	50

Marketing Activities Total	843	720	863	741

(1)
Revenues and purchases and related costs include intersegment amounts.

(2)
Includes revenues associated with buy/sell arrangements of $4,761.9 million for the six months ended June 30, 2006. Volumes associated with these arrangements were approximately 919,500 barrels per day for the six months ended June 30, 2006. The previously referenced amounts include certain estimates based on PAA's management's judgment; such estimates are not expected to have a material impact on the balances.

(3)
Amounts related to SFAS 133 are included in revenues and impact segment profit.

(4)
Includes purchases associated with buy/sell arrangements of $4,795.1 million for the six months ended June 30, 2006. Volumes associated with these arrangements were approximately 926,800 barrels per day for the six months ended June 30, 2006. The previously referenced amounts include certain estimates based on PAA's management's judgment; such estimates are not expected to have a material impact on the balances.

(5)
Purchases and related costs include interest expense on contango inventory purchases of $12.8 million and $13.3 million for the second quarter of 2007 and 2006, respectively, and $24.5 million and $21.9 million for the six months ended June 30, 2007 and 2006, respectively.

(6)
Compensation expense related to PAA's Long-Term Incentive Plans.

(7)
Segment G&A expenses reflect direct costs attributable to each segment and an allocation of other expenses to the segments based on PAA's management's assessment of the business activities for that period. The proportional allocations by segment require judgment by PAA's management and may be adjusted in the future based on the business activities that exist during each period.

(8)
Calculated based on crude oil lease gathered volumes, refined products volumes, LPG sales volumes, and waterborne foreign crude volumes.

(9)
Volumes associated with acquisitions represent total volumes for the number of days PAA actually owned the assets divided by the number of days in the period.

        PAA's marketing segment profit and revenues were impacted in the second quarter of 2007 by the following:

  •
  Revenues—PAA's revenues for the second quarter and first six months of 2007 decreased compared to the second quarter and first six months of 2006 partially due to a decrease in the average NYMEX price for crude oil. The NYMEX averages were $64.95 and $61.64 for the second quarter and first half of 2007, respectively, as compared to $70.64 and $67.08 for the second quarter and first half of 2006, respectively. PAA's revenues also decreased due to the adoption in the second quarter of 2006 of EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13"). According to EITF 04-13, inventory purchases and sales transactions with the same counterparty should be combined for accounting purposes if they were entered into in contemplation of each other. The adoption of EITF 04-13 in the second quarter of 2006 resulted in inventory purchases and sales under buy/sell transactions, which historically would have been recorded gross as purchases and sales, to be treated as inventory exchanges in PAA's consolidated statement of operations. The treatment of buy/sell transactions under EITF 04-13 reduces both revenues and purchases on PAA's income statement but does not impact its financial position, net income or liquidity. The impact of the net presentation for inventory purchases and sales with the same counterparty was greater for the second quarter and first six months of 2007 than for the corresponding periods of 2006.

  •
  Acquisitions—During the last nine months of 2006 and the first six months of 2007, PAA purchased certain crude oil gathering assets and related contracts in South Louisiana, completed the acquisitions of Pacific and Andrews Petroleum and Lone Star Trucking ("Andrews"), and purchased a refined products supply and marketing business.

  •
  Favorable market conditions and execution of PAA's risk management strategies—During the second quarter and first six months of 2007 and the second quarter and first six months of 2006, the crude oil market experienced significantly high volatility in prices and market structure. The NYMEX benchmark price of crude oil ranged from $60.68 to $71.06 during the second quarter of 2007 and from $49.90 to $71.06 for the first six months of 2007. The volatile market allowed PAA to utilize risk management strategies to optimize and enhance the margins of its gathering and marketing activities. The volatile market also led to favorable basis differentials for various delivery points and grades of crude oil. The market was in contango for the second quarter and first six months of 2007 and the monthly time-spread of prices averaged approximately $1.28 and $1.24, respectively, versus $1.08 and $1.11 for the second quarter and first six months of 2006, respectively. This increase in spreads was partially offset by an increase in the cost per barrel to carry the inventory that was impacted by the increase in LIBOR rates. Marketing segment profit is net of contango and other hedged inventory-related interest expense (which is incurred to store the crude oil) of approximately $12.8 million and $24.5 million for the second quarter and first six months of 2007, respectively (compared to $13.3 million and $21.9 million in the second quarter and first six months of 2006, respectively). This cost is included in "Purchases and related costs" in the table above.

  •
  SFAS 133 mark-to-market—The second quarter and first six months of 2007 includes SFAS 133 mark-to-market gains of $15.2 million and losses of $2.1 million, respectively, compared to losses of $2.4 million and $3.1 million for the second quarter and first six months of 2006, respectively. See Note 9 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

  •
  Field operating costs and segment G&A expenses—Field operating costs (excluding LTIP charges) increased in the second quarter and first six months of 2007 compared to the second quarter and first six months of 2006, primarily as a result of increases in payroll and benefits and contract transportation as a result of 2006 acquisitions and changes in driver incentive programs. The increase in general and administrative expenses (excluding LTIP charges) is primarily the result of additional overhead allocation as well as acquisitions and internal growth, as discussed above.

  •
  Increased LTIP expenses—LTIP charges included in field operating costs and segment G&A expenses increased approximately $6 million and $8 million in the second quarter and first six months of 2007, respectively, over the second quarter and first six months of 2006, primarily as a result of additional LTIP grants and an increase in PAA's closing unit price to $63.65 at June 30, 2007 from $51.20 at December 31, 2006. The second quarter and first six months of 2007 include an increased expense associated with the increase in the price of PAA's units compared to the corresponding periods of 2006. See Note 8 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

  Years Ended December 31, 2006, 1005 and 2004

        The following table sets forth PAA's operating results from its marketing segment for the comparable periods indicated:

	December 31,
	2006	2005	2004
	(In millions, except per barrel amounts)
Operating Results(1)
Revenues(2)(3)	$22,060.8	$30,893.0	$20,750.7
Purchases and related costs(4)(5)	(21,640.6)	(30,578.4)	(20,551.2)
Field operating costs (excluding LTIP charge)	(136.6)	(94.4)	(80.9)
LTIP charge—operations(6)	(0.1)	(2.3)	—
Segment G&A expenses (excluding LTIP charge)(7)	(39.5)	(32.5)	(35.2)
LTIP charge—general and administrative(6)	(16.0)	(10.0)	(2.8)

Segment profit(3)	$228.0	$175.4	$80.6

SFAS 133 mark-to-market adjustment(3)	$(4.4)	$(18.9)	$1.0

Maintenance capital	$3.3	$4.4	$1.6

Segment profit per barrel(8)	$0.80	$0.66	$0.34

Average Daily Volumes (thousands of barrels per day)(9)
Crude oil lease gathering	650	610	589
LPG sales	70	56	48
Waterborne foreign crude imported	63	59	12

Marketing activities total	783	725	649

(1)
Revenues and purchases and related costs include intersegment amounts.

(2)
Includes revenues associated with buy/sell arrangements of $4,761.9 million, $16,274.9 million and $11,396.8 million for the years ended December 31, 2006, 2005 and 2004, respectively. Volumes associated with these arrangements were approximately 919,500, 851,900 and 800,700 barrels per day for the years ended December 31, 2006, 2005 and 2004, respectively. The previously referenced amounts include certain estimates based on PAA's management's judgment; such estimates are not expected to have a material impact on the balances. See Note 2 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(3)
Amounts related to SFAS 133 are included in revenues and impact segment profit.

(4)
Includes purchases associated with buy/sell arrangements of $4,795.1 million, $16,106.5 million and $11,280.2 million for the years ended December 31, 2006, 2005 and 2004, respectively. Volumes associated with these arrangements were approximately 926,800, 851,900 and 800,700 barrels per day for the years ended December 31, 2006, 2005 and 2004, respectively. The previously referenced amounts include certain estimates based on PAA's management's judgment; such estimates are not expected to have a material impact on the balances. See Note 2 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

(5)
Purchases and related costs include interest expense on contango inventory purchases of $49.2 million, $23.7 million and $2.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

(6)
Compensation expense related to PAA's Long-Term Incentive Plans.

(7)
Segment G&A expenses reflect direct costs attributable to each segment and an allocation of other expenses to the segments based on PAA's management's assessment of the business activities for that period. The proportional allocations by segment require judgment by PAA's management and may be adjusted in the future based on the business activities that exist during each period.

(8)
Calculated based on crude oil lease gathered volumes, LPG sales volumes, and waterborne foreign crude volumes.

(9)
Volumes associated with acquisitions represent total volumes for the number of days PAA actually owned the assets divided by the number of days in the period.

        Revenues from PAA's marketing operations were approximately $22.1 billion, $30.9 billion and $20.8 billion for the years ended December 31, 2006, 2005 and 2004, respectively. Total revenues for PAA's marketing segment decreased in 2006 as compared to 2005 due to a combination of the following factors:

  •
  A decrease in PAA's 2006 revenues due to the adoption of EITF 04-13 which was equally offset with purchases and related costs and does not impact segment profit (see Note 2 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus); offset by

  •
  An increase in the average NYMEX price for crude oil in 2006 as compared to 2005. The average NYMEX price for crude oil was $66.27, $56.65 and $41.29 per barrel for the years ended December 31, 2006, 2005 and 2004, respectively. Because the barrels that PAA buys and sells are generally indexed to the same pricing indices, revenues and purchases will increase and decrease with changes in market prices without significant changes to PAA's margins related to those purchases and sales.

        Segment profit for 2006 ($228.0 million) exceeded the segment profit for 2005 ($175.4 million). The increase was primarily related to very favorable market conditions and successful execution of risk management strategies coupled with increased volumes and synergies realized from businesses acquired in the last two years.

        The primary factors affecting 2006 results were:

  •
  Acquisitions—During 2006 PAA purchased certain crude oil gathering assets and related contracts in South Louisiana and Andrews Petroleum and Lone Star Trucking. The Andrews acquisition impacted PAA's facilities, marketing and transportation segments.

  •
  Favorable market conditions and execution of PAA's risk management strategies—During 2006 and 2005, the crude oil market experienced significantly high volatility in prices and market structure. The NYMEX benchmark price of crude oil ranged from $54.86 to $78.40 during 2006. The volatile market allowed PAA to utilize risk management strategies to optimize and enhance the margins of its gathering and marketing activities. The market was in contango for most of 2006 and the time spread of prices averaged approximately $1.22 versus $0.72 for 2005; this increase in spreads was partially offset by an increase in the cost to carry the inventory that was not only impacted by the increase in LIBOR rates but also by the increase in NYMEX prices. Marketing segment profit includes contango and other hedged inventory related interest expense of approximately $49.2 million for 2006 incurred to store the crude oil. This cost is included in Purchases and related costs in the table above.

  •
  SFAS 133 mark-to-market—2006 includes SFAS 133 mark-to-market losses of $4.4 million compared to a loss of $18.9 million for 2005. See Note 6 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

  •
  Inventory Adjustment—In 2006, PAA recognized a $5.9 million non-cash charge primarily associated with declines in oil prices and other product prices during the third and fourth quarters of 2006 and the related decline in the valuation of working inventory volumes. Approximately $3.4 million of the charge relates to crude oil inventory in pipelines owned by third parties and the remainder relates to LPG and other products inventory.

  •
  Field operating costs and segment G&A expenses—Field operating costs (excluding LTIP charges) increased in 2006 compared to 2005, primarily as a result of increases in (i) payroll and benefits and contract transportation as a result of 2006 acquisitions, (ii) fuel costs and (iii) maintenance costs. The increase in general and administrative expenses (excluding LTIP charges) is primarily the result of an increase in the indirect costs allocated to the marketing segment in 2006 as the operations have grown. The increase in field operating costs in 2005 compared to 2004 was primarily the result of an increase in (i) fuel costs and (ii) payroll and benefits.

  •
  Increased LTIP expenses—LTIP charges included in field operating costs and segment G&A expenses increased approximately $3.8 million in 2006 over 2005, primarily as a result of an increase in PAA's unit price to $51.20 at December 31, 2006 from $39.57 at December 31, 2005. LTIP related charges increased approximately $9.5 million in 2005 over 2004 primarily as a result of LTIP grants made in 2005 and an increase in PAA's unit price. PAA's unit price at December 31, 2004 was $37.74 per unit. See Note 10 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

        Segment profit per barrel (calculated based on PAA's marketing volumes included in the table above) was $0.80 for 2006, compared to $0.66 for 2005 and $0.34 for 2004. As discussed, PAA's current period results were impacted by favorable market conditions. PAA is not able to predict with any reasonable level of accuracy whether market conditions will remain as favorable as have been experienced, and these operating results may not be indicative of sustainable performance.

  Maintenance capital

        For the years ended December 31, 2006, 2005 and 2004, maintenance capital expenditures were approximately $3.3 million, $4.4 million, and $1.6 million, respectively, for PAA's marketing segment.

  Other Expenses

  Depreciation and Amortization

        Depreciation and amortization expense increased $31 million and $49 million for the second quarter and first six months of 2007, respectively, compared to the comparable 2006 periods, primarily as a result of a continued expansion in PAA's asset base from acquisitions and internal growth projects. A net loss of approximately $9 million from the disposition of assets is also included in depreciation expense for the second quarter and first six months of 2007. Amortization of debt issue costs totaled approximately $1 million and $2 million for the second quarter and first six months of 2007, respectively, and was relatively constant compared to the same periods in 2006.

        Depreciation and amortization expense was $100.4 million for the year ended December 31, 2006, compared to $83.5 million and $68.7 million for the years ended December 31, 2005 and 2004, respectively. The increases in 2006 and 2005 related primarily to an increased amount of depreciable assets resulting from PAA's acquisition activities and capital projects. Also contributing to the increase in 2005 was a non-cash loss related to sales of assets. Amortization of debt issue costs was $2.5 million in 2006, $2.8 million in 2005, and $2.5 million in 2004.

  Interest Expense

        Interest expense increased approximately 129% and 147% in the second quarter and first six months of 2007, respectively, as compared to the second quarter and first six months of 2006, primarily due to higher average debt balances during 2007 partially offset by increased capitalized interest associated with certain capital projects under construction. The higher average debt balance in the first six months of 2007 was primarily related to the addition or assumption of $1.7 billion of senior notes in the last nine months of 2006 to finance acquisitions. PAA's financial growth strategy is to fund its acquisitions and expansion capital expenditures with at least 50% equity and excess cash flow over distributions, with the balance funded through long-term debt.

        Interest costs attributable to borrowing for inventory stored in a contango market are included in purchases and related costs in PAA's marketing segment profit as it considers interest on these borrowings a direct cost to storing the inventory. These borrowings are primarily under PAA's senior secured hedged inventory facility.

        Interest expense was $85.6 million for the year ended December 31, 2006, compared to $59.4 million and $46.7 million for the years ended December 31, 2005 and 2004, respectively.

        Interest expense is primarily impacted by:

  •
  PAA's average debt balances;

  •
  the level and maturity of fixed rate debt and interest rates associated therewith;

  •
  market interest rates and PAA's interest rate hedging activities on floating rate debt; and

  •
  interest capitalized on capital projects.

        The following table summarizes selected components of PAA's average debt balances:

	For the Year Ended December 31,
	2006		2005		2004
	Total	% of Total	Total	% of Total	Total	% of Total
	(Dollars in millions)
Fixed rate senior notes(1)	$1,336	92%	$891	87%	$586	68%
Borrowings under PAA's revolving credit facilities(2)	118	8%	135	13%	274	32%

Total	$1,454		$1,026		$860

(1)
Weighted average face amount of senior notes, exclusive of discounts.

(2)
Excludes borrowings under PAA's senior secured hedged inventory facility and capital leases.

        The issuance of senior notes and the assumption of Pacific's debt in 2006 resulted in an increase in the average amount of longer term and higher cost fixed-rate debt outstanding in 2006. The overall higher average debt balances in 2006 and 2005 were primarily related to the portion of PAA's acquisitions that were not financed with equity, coupled with borrowings related to other capital projects. During 2006, 2005 and 2004, the average LIBOR rate was 5.0%, 3.2%, and 1.6%, respectively. PAA's weighted average interest rate, excluding commitment and other fees, was approximately 6.1% in 2006, compared to 5.6% and 5.0% in 2005 and 2004, respectively. The impact of the increased debt balance was an increase in interest expense of $26.0 million, and the impact of the higher weighted-average interest rate was an increase in interest expense of $4.7 million. Both of these increases were primarily offset by an increase in capitalized interest of $4.2 million. The net impact of the items discussed above was an increase in interest expense in 2006 of approximately $26.2 million.

        The higher average debt balance in 2005 as compared to 2004 resulted in additional interest expense of approximately $12.7 million, while at the same time PAA's commitment and other fees decreased by approximately $1.8 million. PAA's weighted average interest rate, excluding commitment and other fees, was approximately 5.6% for 2005 compared to 5.0% for 2004. The higher weighted average rate increased interest expense by approximately $12.7 million in 2005 compared to 2004.

        Interest costs attributable to borrowings for inventory stored in a contango market are included in purchases and related costs in PAA's marketing segment profit as PAA considers interest on these borrowings a direct cost to storing the inventory. These borrowings are primarily under PAA's senior secured hedged inventory facility. These costs were approximately $12.8 million and $13.3 million for the second quarter of 2007 and 2006, respectively, $24.5 million and $21.9 million for the first six months of 2007 and 2006, respectively, and $49.2 million, $23.7 million and $2.0 million for the years ended December 31, 2006, 2005 and 2004, respectively.

  Income Taxes

        As a result of recent Canadian tax legislation that may apply to a portion of PAA's Canadian activities, PAA recorded a $10.8 million deferred tax provision related to the cumulative effect of this tax, which is primarily attributable to differences between book basis and tax basis depreciation on applicable property and equipment. Pursuant to a safe harbor provision of the legislation, PAA does not expect the tax to apply to it until 2011. See Note 11 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

Outlook

        This section identifies certain matters of risk and uncertainty that may affect PAA's financial performance and results of operations in the future.

        Ongoing Acquisition Activities.    Consistent with PAA's business strategy, PAA is continuously engaged in discussions regarding potential acquisitions of transportation, gathering, terminalling or storage assets and related midstream businesses. These acquisition efforts often involve assets that, if acquired, could have a material effect on PAA's financial condition and results of operations. In an effort to prudently and economically leverage PAA's asset base, knowledge base and skill sets, management has also expanded its efforts to encompass midstream businesses outside of the scope of PAA's current operations, but with respect to which these resources effectively can be applied. For example, during the first quarter of 2007, PAA entered the refined products marketing business and during 2006 PAA entered the refined products transportation and storage business as well as the barge transportation business. PAA is presently engaged in discussions and negotiations with various parties regarding the acquisition of assets and businesses described above, but PAA can give no assurance that its current or future acquisition efforts will be successful or that any such acquisition will be completed on terms considered favorable to PAA.

        Pipeline Integrity and Storage Tank Testing Compliance.    Although PAA believes its short-term estimates of costs under the pipeline integrity management rules and API 653 (and similar regulations in Canada) are reasonable, a high degree of uncertainty exists with respect to estimating such costs, as PAA continues to test existing assets and as it acquires additional assets.

        In September 2006, the DOT published a Notice of Proposed Rulemaking ("NPRM") that proposed to regulate certain hazardous liquid gathering and low stress pipeline systems that are not currently subject to regulation. On December 6, 2006, the Congress passed, and on December 29, 2006 President Bush signed into law, H.R. 5782, the "Pipeline Inspection, Protection, Enforcement and Safety Act of 2006" (2006 Pipeline Safety Act), which reauthorizes and amends the DOT's pipeline safety programs. Included in the 2006 Pipeline Safety Act is a provision eliminating the regulatory exemption for hazardous liquid pipelines operated at low stress, which was one of the focal points of the September 2006 NPRM. The Act requires DOT to issue regulations by December 31, 2007 for those hazardous liquid low stress pipelines now subject to regulation pursuant to the Act. Regulations issued by December 31, 2007 with respect to hazardous liquid low stress pipelines as well as any future regulation of hazardous liquid gathering lines could include requirements for the establishment of additional pipeline integrity management programs for these newly regulated pipelines. PAA does not expect these regulations to have a material impact on its operating expenses.

        In addition to performing DOT-mandated pipeline integrity evaluations, during 2006, PAA expanded an internal review process started in 2005 in which PAA is reviewing various aspects of its pipeline and gathering systems that are not subject to the DOT pipeline integrity management rule. The purpose of this process is to review the surrounding environment, condition and operating history of these pipelines and gathering assets to determine if such assets warrant additional investment or replacement. Accordingly, PAA may be required (as a result of additional DOT regulation) or PAA may elect (as a result of its own initiatives) to spend substantial sums to ensure the integrity of and upgrade PAA's pipeline systems to maintain environmental compliance and, in some cases, PAA may take pipelines out of service if PAA believes the cost of upgrades will exceed the value of the pipelines. PAA cannot provide any assurance as to the ultimate amount or timing of future pipeline integrity expenditures for environmental compliance.

        General Market Conditions.    From early 2005 through the end of June 2007, the market for crude oil generally has been volatile and in contango, meaning that the price of crude oil for future deliveries is higher than current prices. A contango market is favorable to PAA's commercial strategies that are associated with storage tankage as it allows PAA to simultaneously purchase production at current prices for storage and sell at higher prices for future delivery. In July 2007, the market for crude oil transitioned rapidly to a backwardated market, meaning that the price of crude oil for future deliveries is lower than current prices. A backwardated market has a positive impact on PAA's lease gathering margins because crude oil gatherers can capture a premium for prompt deliveries, however, in this environment, there is little incentive to store crude oil as current prices are above future delivery prices. In either case, margins can be improved when prices are volatile. The periods between these two market structures are referred to as transition periods. Depending on the overall duration of these transition periods, how PAA has allocated its assets to particular strategies and the time length of PAA's crude oil purchase and sale contracts and storage lease agreements, these transition periods may have either an adverse or beneficial affect on PAA's aggregate segment profit. A prolonged transition from a backwardated market to a contango market, or vice versa (essentially a market that is neither in pronounced backwardation nor contango), represents the least beneficial environment for PAA's marketing segment. PAA believes that the combination of its lease gathering activities and the commercial strategies used with its tankage provides a counter-cyclical balance that has a stabilizing effect on its operations and enables PAA to generate a base level of cash flow.

        The wide contango spreads experienced over the last couple of years, combined with the level of price structure volatility during that time period has enabled PAA to generate not only a base level of cash flow, but in certain instances to generate significant additional profitability. While PAA believes that the counter-cyclical balance provided by its asset base and business model will enable PAA to continue to generate a solid base level of cash flow in the current backwardated environment, if the market remains in the current backwardated structure, PAA's future results from its marketing segment may be less that those generated during the more favorable periods of pronounced contango experienced over the last 24 to 30 months. In most cases, PAA's profitability during a backwardated market would be enhanced if there is volatility in the pricing structure.

        Longer-Term Outlook.    PAA's longer-term outlook, spanning a period of five or more years, is influenced by many factors affecting the North American midstream energy sector. Some of the more significant trends and factors relating to crude oil include:

  •
  Continued overall depletion of U.S. crude oil production.

  •
  The continuing convergence of worldwide crude oil supply and demand trends.

  •
  The expected extension of DOT regulations to low stress and gathering pipelines.

  •
  Industry compliance with the DOT's adoption of API 653 for testing and maintenance of storage tanks, which will require significant investments to maintain existing crude oil storage capacity or, alternatively, will result in a reduction of existing storage capacity by 2009.

  •
  The addition of inspection requirements by EPA for storage tanks not subject to DOT's API 653 requirements.

  •
  The expectation of increased crude oil production from certain North American regions (primarily Canadian oil sands and deepwater Gulf of Mexico sources) that will, of economic necessity, compete for U.S. markets currently being supplied by non-North American foreign crude imports.

        PAA believes the collective impact of these trends, factors and developments, many of which are beyond PAA's control, will result in an increasingly volatile crude oil market that is subject to more frequent short-term swings in market prices and grade differentials and shifts in market structure. In an environment of tight supply and demand balances, even relatively minor supply disruptions can cause significant price swings, which were evident in 2005, 2006 and the first half of 2007. Conversely, despite a relatively balanced market on a global basis, competition within a given region of the U.S. could cause downward pricing pressure and significantly impact regional crude oil price differentials among crude oil grades and locations. Although PAA believes its business strategy is designed to manage these trends, factors and potential developments, and that PAA is strategically positioned to benefit from certain of these developments, there can be no assurance that PAA will not be negatively affected.

        PAA is also regularly evaluating midstream businesses that are complementary to its existing businesses and that possess attractive long-term growth prospects. Through PAA/Vulcan's acquisition of ECI in 2005, PAA entered the natural gas storage business. Although PAA's investment in natural gas storage assets is currently relatively small when considering PAA's overall size, PAA intends to grow this portion of its business through future acquisitions and expansion projects. PAA believes that strategically located natural gas storage facilities will become increasingly important in supporting the reliability of gas service needs in the United States. Rising demand for natural gas is outpacing domestic natural gas production, creating an increased need for imported natural gas. A continuation of this trend will result in increased natural gas imports from Canada and the Gulf of Mexico, and LNG imports. PAA believes its business strategy and expertise in hydrocarbon storage will allow it to grow its natural gas storage platform and benefit from these trends.

        During 2006, PAA entered the refined products transportation and storage business. PAA believes that this business will be driven by increased demand for refined products, growth in the capacity of refineries and increased reliance on imports. PAA believes that demand for refined products will increase as a result of multiple specifications of existing products (also referred to as boutique gasoline blends), specification changes to existing products, such as ultra low sulfur diesel, and new products, such as bio-fuels. In addition, "capacity creep" as well as large expansion projects at existing refineries will likely necessitate construction of additional refined products transportation and storage infrastructure. PAA intends to grow its asset base in the refined products business through future acquisitions and expansion projects. PAA also intends to apply its business model to the refined products business by establishing and growing a marketing and distribution business to complement PAA's strategically located assets.

Liquidity and Capital Resources

        We rely exclusively on distributions from PAA to fund any cash requirements for our operations. PAA has a defined financial growth strategy that states how PAA intends to finance its growth and sets forth targeted credit metrics. PAA has also established a targeted credit rating. See "Business of Plains All American Pipeline, L.P.—PAA's Financial Strategy."

        Cash flow from operations and PAA's credit facilities are PAA's primary sources of liquidity. At June 30, 2007, PAA had a working capital surplus of approximately $347 million, approximately $1.5 billion of availability under its committed revolving credit facilities and approximately $0.3 billion of availability under its uncommitted hedged inventory facility. PAA's working capital increased approximately $214 million in the first six months of 2007. See "—PAA's cash flow from operations" below, for discussion of the relationship between working capital items and PAA's short-term borrowings. Usage of PAA's credit facilities is subject to ongoing compliance with covenants. PAA believes it is currently in compliance with all covenants.

  PAA's cash flow from operations

        The crude oil market was in contango for the first six months of 2007 and for much of 2006 and 2005. Because PAA owns crude oil storage capacity, during a contango market PAA can buy crude oil in the current month and simultaneously hedge the crude by selling it forward for delivery in a subsequent month. This activity can cause significant fluctuations in PAA's cash flow from operating activities as described below.

        The primary drivers of cash flow from PAA's operations are (i) the collection of amounts related to the sale of crude oil and other products, the transportation of crude oil and other products for a fee, and storage and terminalling services, and (ii) the payment of amounts related to the purchase of crude oil and other products and other expenses, principally field operating costs and general and administrative expenses. The cash settlement from the purchase and sale of crude oil during any particular month typically occurs within thirty days from the end of the month, except (i) in the months that PAA stores the purchased crude oil and hedges it by selling it forward for delivery in a subsequent month because of contango market conditions or (ii) in months in which PAA increases its share of linefill in third party pipelines.

        The storage of crude oil in periods of a contango market can have a material negative impact on PAA's cash flows from operating activities for the period in which PAA pays for and stores the crude oil and a material positive impact in the subsequent period in which PAA receives proceeds from the sale of the crude oil. In the month PAA pays for the stored crude oil, PAA borrows under its credit facilities (or pays from cash on hand) to pay for the crude oil, which negatively impacts PAA's operating cash flow. Conversely, cash flow from operating activities increases during the period in which PAA collects the cash from the sale of the stored crude oil. Similarly, but to a lesser extent, the level of LPG and other product inventory stored and held for resale at period end affects PAA's cash flow from operating activities.

        In periods when the market is not in contango, PAA typically sells its crude oil during the same month in which it purchases it. PAA's accounts payable and accounts receivable generally vary proportionately because PAA makes payments and receives payments for the purchase and sale of crude oil in the same month, which is the month following such activity. However, when the market is in contango, PAA's accounts receivable, accounts payable, inventory and short-term debt balances are all impacted, depending on the point of the cycle at any particular period end. As a result, PAA can have significant fluctuations in those working capital accounts, as PAA buys, stores and sells crude oil. In July 2007, the market for crude oil transitioned to a backwardated market.

  Three and Six Month Periods Ended June 30, 2007 and 2006

        PAA's cash flow provided by operating activities in the first six months of 2007 was $272.5 million compared to cash used in operating activities of $643 million in the first six months of 2006. This change reflects cash generated by PAA's recurring operations (as indicated above in describing the primary drivers of cash generated from operations), offset by changes in certain working capital items (including an increase in inventory). A significant portion of the increased inventory has been purchased and stored due to contango market conditions. This increase in inventory was funded primarily through cash on hand and borrowings under PAA's credit facilities (see "PAA's cash provided by equity and debt financing activities", below). The fluctuations in PAA's accounts receivable, inventory and accounts payable and other liabilities accounts during the period are primarily related to purchases and sales of crude oil that vary proportionately along with the fluctuations in PAA's short-term debt balances. During the corresponding period in 2006, PAA shifted into a pronounced contango market and, as discussed above, experienced significant fluctuations in working capital accounts, most notably its accounts receivable balance.

  Years Ended December 31, 2006, 2005 and 2004

        PAA's cash flow used in operating activities in 2006 was $275.3 million compared to cash provided by operating activities of $24.1 million in 2005. This change reflects cash generated by PAA's recurring operations offset by an increase in certain working capital items of approximately $703 million. In 2006, the market was in contango and PAA increased its storage of crude oil and other products (financed through borrowings under its credit facilities), resulting in a negative impact on PAA's cash flows from operating activities for the period, as explained above. The fluctuations in accounts receivable and other and accounts payable and other current liabilities are primarily related to purchases and sales of crude oil that generally vary proportionately.

        Cash flow from operating activities was $24.1 million in 2005 and reflects cash generated by PAA's recurring operations (as indicated above in describing the primary drivers of cash generated from operations), offset by changes in components of working capital, including an increase in inventory. A significant portion of the increased inventory has been purchased and stored due to contango market conditions and was paid for during the period via borrowings under PAA's credit facilities or from cash on hand. As mentioned above, this activity has a negative impact in the period that PAA pays for and stores the inventory. In addition, there was a change in working capital resulting from higher NYMEX margin deposits paid during 2005 that had a negative impact on PAA's cash flows from operations. The fluctuations in accounts receivable and other and accounts payable and other current liabilities are primarily related to purchases and sales of crude oil that generally vary proportionately.

        Cash flow from operating activities was $104.0 million in 2004 and reflects cash generated by PAA's recurring operations that was offset negatively by several factors totaling approximately $100 million. The primary factor was a net increase in hedged crude oil and LPG inventory and linefill in third party assets that was financed with borrowings under PAA's credit facilities (approximately $75 million net). Cash flow from operations was also negatively impacted by a decrease of approximately $20 million in prepayments received from counterparties to mitigate credit risk.

  PAA's cash provided by equity and debt financing activities

        PAA periodically accesses the capital markets for both equity and debt financing. For PAA to maintain its targeted credit profile (a long-term debt-to-total capitalization ratio of approximately 50%, a long-term debt-to-earnings before interest, income taxes, depreciation and amortization ("EBITDA") multiple of approximately 3.5x and an average EBITDA-to-interest coverage multiple of 3.3x or better) and achieve growth through internal growth projects and acquisitions, PAA intends to fund at least 50% of the capital requirements associated with these activities with equity and cash flow in excess of distributions.

        PAA has filed with the Securities and Exchange Commission a universal shelf registration statement that, subject to effectiveness at the time of use, allows PAA to issue from time to time up to an aggregate of $2 billion of debt or equity securities. In June 2007, PAA issued approximately 6.3 million common units under this registration statement for net proceeds of approximately $382.5 million. At June 30, 2007, PAA had approximately $769 million of unissued securities remaining available under this registration statement.

  Three and Six Month Periods Ended June 30, 2007 and 2006

        Cash provided by financing activities was $47.6 million and $1.1 billion for the six months ended June 30, 2007 and 2006, respectively. During the six months ended June 30, 2007, PAA had net repayments of working capital and hedged inventory borrowings of approximately $123 million and during the six months ended June 30, 2006, PAA had net working capital borrowings and hedged inventory borrowings of approximately $809 million. PAA's financing activities primarily relate to (i) funding acquisitions and internal capital projects and (ii) funding and repayments under PAA's short-term working capital and hedged inventory facilities related to its contango market activities. PAA's financing activities have primarily consisted of equity offerings, senior notes offerings and borrowings and repayments under its credit facilities. During the first six months of 2007, PAA made repayments under its credit facilities which were financed through the issuance of equity.

        In June 2007, the borrowing capacity under PAA's senior secured hedged inventory facility was increased from $1.0 billion to $1.2 billion under the terms and conditions of such facility, as amended.

        On July 31, 2007, PAA amended its revolving credit facility to, among other things, change the maximum debt coverage ratio during an acquisition period from 5.25 to 1.0 to 5.5 to 1.0, and extend the maturity date from July 2011 to July 2012.

  Years Ended December 31, 2006, 2005 and 2004

        Cash provided by financing activities was $1,927.0 million, $270.6 million and $554.5 million for each of the last three years, respectively. PAA's financing activities primarily relate to funding (i) acquisitions, (ii) internal capital projects and (iii) short-term working capital and hedged inventory borrowings related to PAA's contango market activities. PAA's financing activities have primarily consisted of equity offerings, senior notes offerings and borrowings under its credit facilities. During 2006, PAA borrowed under its credit facilities to pay for the storage of crude oil and other products under contango market conditions.

        Equity Offerings.    During the last three and a half years, PAA completed several equity offerings as summarized in the table below. Certain of these offerings involved related parties.

2007 (through June 30, 2007)		2006		2005		2004
Units	Net Proceeds(1)(2)	Units	Net Proceeds(1)(2)	Units	Net Proceeds(1)(2)	Units	Net Proceeds(1)(2)
6,296,172	$382.5	6,163,960	$305.6	5,854,000	$241.9	4,968,000	$160.9

	$382.5	3,720,930	163.2	575,000	22.3	3,245,700	101.2

		3,504,672	152.4		$264.2		$262.1

			$621.2

(1)
Includes PAA GP's proportionate capital contribution and is net of costs associated with the respective offering.

(2)
Excludes the common units issued and PAA GP's proportionate capital contribution of $21.6 million pertaining to the equity exchange for the Pacific merger.

        Senior Notes and Credit Facilities.    During the three years ended December 31, 2006, PAA completed the sale of senior unsecured notes as summarized in the table below.

Year	Description	Face Value	Net Proceeds(1)
2006	6.125% Senior Notes issued at 99.56% of face value	$400	$398.2
	6.65% Senior Notes issued at 99.17% of face value	$600	$595.0
	6.7% Senior Notes issued at 99.82% of face value	$250	$249.6
2005	5.25% Senior Notes issued at 99.5% of face value	$150	$149.3
2004	4.75% Senior Notes issued at 99.6% of face value	$175	$174.2
	5.88% Senior Notes issued at 99.3% of face value	$175	$173.9

(1)
Face value of notes less the applicable discount (before deducting for initial purchaser discounts, commissions and offering expenses).

        During the year ended December 31, 2006, PAA had net working capital and hedged inventory borrowings of approximately $618.8 million. These borrowings are used primarily for purchases of crude oil inventory that was stored. See "—PAA's cash flow from operations." During 2006 and 2005, PAA also had net repayments on its long-term revolving credit facility of approximately $298.5 million and $143.7 million, respectively, resulting from cash generated from PAA's operations and other financing activities. During 2004, PAA had net borrowings on its long-term revolving credit facility of approximately $64.9 million. During 2005, PAA had net working capital and hedged inventory borrowings of approximately $206.1 million and during 2004 PAA had net borrowings of approximately $42.8 million. For further discussion related to PAA's credit facilities and long-term debt, see "—Credit Facilities and Long-Term Debt."

  PAA's Capital Expenditures and Distributions Paid to PAA's Unitholders and General Partner

        PAA has made and will continue to make capital expenditures for acquisitions, expansion capital and maintenance capital. Historically, PAA has financed these expenditures primarily with cash generated by operations and the financing activities discussed above. PAA's primary uses of cash are for its acquisition activities, capital expenditures for internal growth projects and distributions paid to its unitholders and general partner. See "—Acquisitions and Internal Growth Projects." The price of the acquisitions includes cash paid, transaction costs and assumed liabilities and net working capital items. Because of the non-cash items included in the total price of the acquisition and the timing of certain cash payments, the net cash paid may differ significantly from the total price of the acquisitions completed during the year.

        Distributions to PAA's unitholders and general partner.    PAA distributes 100% of its available cash within 45 days after the end of each quarter to unitholders of record and to PAA GP. Available cash is generally defined as all of PAA's cash and cash equivalents on hand at the end of each quarter less reserves established in the discretion of PAA GP for future requirements.

        Total cash distributions made during the last three and a half years were as follows (in millions, except per unit amounts):

	Distribution Paid
			GP
Year	Common Units	Subordinated units(1)				Distribution per Unit
			Incentive	2%	Total
2007 (through August 15, 2007)	$272.7	$—	$51.9	$5.6	$330.2	$2.44
2006	$224.9	$—	$33.1	$4.6	$262.6	$2.87
2005	$178.4	$—	$15.0	$3.6	$197.0	$2.58
2004	$142.9	$4.2	$8.3	$3.0	$158.4	$2.30

(1)
The subordinated units were converted to common units in 2004.

        PAA GP is entitled to incentive distributions if the amount PAA distributes with respect to any quarter exceeds levels specified in PAA's partnership agreement. Under the quarterly incentive distribution provisions, PAA GP is generally entitled, without duplication, to 15% of amounts PAA distributes in excess of $0.450 per limited partner unit, 25% of amounts PAA distributes in excess of $0.495 per limited partner unit and 50% of amounts PAA distributes in excess of $0.675 per limited partner unit.

        Upon closing of the Pacific merger, PAA GP agreed to the Pacific IDR reduction. Following PAA's quarterly distribution in August 2007, the remaining portion of the Pacific IDR reduction is $50 million. See Note 7 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

        PAA believes that it has sufficient liquid assets, cash flow from operations and borrowing capacity under its credit agreements to meet its financial commitments, debt service obligations, contingencies and anticipated capital expenditures. However, PAA is subject to business and operational risks that could adversely affect its cash flow. A material decrease in PAA's cash flows would likely produce an adverse effect on its borrowing capacity.

  Credit Facilities and Long-Term Debt

  Plains GP Holdings, L.P.

        At the closing of this offering, we expect that we will enter into a $    million revolving credit facility with                        , as the lender. Borrowings under the facility will mature on                        , 20    and will bear interest at LIBOR plus    %. The operating and financial restrictions and covenants in our contemplated credit facility, if any, and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities.

        Our credit facility will limit our ability to pay distributions in the event we are not in compliance with its terms.

        We believe we have adequate financing capacity over the next twelve months to meet currently anticipated expenditures, and we currently have no plans for any other financing sources during that period.

  Plains All American Pipeline, L.P.

        In July 2006, PAA amended its senior unsecured revolving credit facility to increase the aggregate capacity from $1.0 billion to $1.6 billion and the sub-facility for Canadian borrowings from $400 million to $600 million. The amended facility can be expanded to $2.0 billion, subject to additional lender commitments. In July 2007, PAA amended its revolving credit facility to, among other things, change the debt coverage ratio during an acquisition period from 5.25 to 1.0 to 5.5 to 1.0, and extend the maturity from July 2011 to July 2012.

        In November 2006, PAA amended its senior secured hedged inventory facility to increase the capacity under the facility from $800 million to $1.0 billion. PAA also extended the maturity of the senior secured hedged inventory facility to November 2007. In June 2007, the capacity under this facility was increased from $1.0 billion to $1.2 billion pursuant to the terms of such facility, as amended.

        PAA also has several issues of senior debt outstanding that total $2.6 billion, excluding premium or discount, and range in size from $150 million to $600 million and mature at various dates through 2037. See Note 5 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the three and six months ended June 30, 2007 included elsewhere in this prospectus.

        In November 2006, in conjunction with the Pacific merger, PAA assumed two issues of Senior Notes with an aggregate principal balance of $425 million. Interest payments on the $175 million of 6.25% Senior Notes are due on March 15 and September 15 of each year. The notes mature on September 15, 2015. Interest payments on the $250 million of 7.125% Senior Notes are due on June 15 and December 15 of each year. The notes mature on June 15, 2014. PAA has the option to redeem the notes, in whole or in part, at any time on or after the date noted at the following redemption prices:

$175 Million 6.25% Notes		$250 Million 7.125% Notes
Year	Percentage	Year	Percentage
September 2010	103.125%	June 2009	103.563%
September 2011	102.083	June 2010	102.375
September 2012	101.042	June 2011	101.188
September 2013 and thereafter	100.000	June 2012 and thereafter	100.000

        In October 2006, PAA issued $400 million of 6.125% Senior Notes due 2017 and $600 million of 6.65% Senior Notes due 2037. The notes were sold at 99.56% and 99.17% of face value, respectively. Interest payments are due on January 15 and July 15 of each year. PAA used the proceeds to fund the cash portion of its merger with Pacific. Net proceeds in excess of the cash portion of the merger consideration were used to repay amounts outstanding under PAA's credit facilities and for general partnership purposes. In anticipation of the issuance of these notes, PAA had entered into $200 million notional principal amount of U.S. treasury locks to hedge the treasury rate portion of the interest rate on a portion of the notes. The treasury locks were entered into at an interest rate of 4.97%. During May 2006, PAA completed the sale of $250 million aggregate principal amount of 6.70% Senior Notes due 2036. The notes were sold at 99.82% of face value. Interest payments are due on May 15 and November 15 of each year. PAA used the proceeds to repay amounts outstanding under its credit facilities and for general partnership purposes.

        All PAA's notes are fully and unconditionally guaranteed, jointly and severally, by all of PAA's existing 100% owned subsidiaries, except for two subsidiaries with assets regulated by the California Public Utility Commission, and certain minor subsidiaries. See Note 12 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus. PAA's credit agreements and the indentures governing PAA's senior notes contain cross default provisions. PAA's credit agreements prohibit distributions on, or purchases or redemptions of, units if any default or event of default is continuing. In addition, the agreements contain various covenants limiting PAA's ability to, among other things:

  •
  incur indebtedness if certain financial ratios are not maintained;

  •
  grant liens;

  •
  engage in transactions with affiliates;

  •
  enter into sale-leaseback transactions; and

  •
  sell substantially all of PAA's assets or enter into a merger or consolidation.

        PAA's credit facility treats a change of control as an event of default and also requires us to maintain a debt coverage ratio that will not be greater than 4.75 to 1.0 on all outstanding debt and 5.5 to 1.0 on outstanding debt during an acquisition period (generally, the period consisting of three fiscal quarters following an acquisition greater than $50 million).

        For covenant compliance purposes, letters of credit, borrowings to fund hedged inventory and margin requirements and certain hybrid securities are excluded when calculating the debt coverage ratio.

        A default under PAA's credit facility would permit the lenders to accelerate the maturity of the outstanding debt. As long as PAA is in compliance with PAA's credit agreements, their ability to make distributions of available cash is not restricted. PAA is currently in compliance with the covenants contained in PAA's credit agreements and indentures.

  Contingencies

        Pipeline Releases.    In January 2005 and December 2004, PAA experienced two unrelated releases of crude oil that reached rivers located near the sites where the releases originated. In early January 2005, an overflow from a temporary storage tank located in East Texas resulted in the release of approximately 1,200 barrels of crude oil, a portion of which reached the Sabine River. In late December 2004, one of PAA's pipelines in West Texas experienced a rupture that resulted in the release of approximately 4,500 barrels of crude oil, a portion of which reached a remote location of the Pecos River. In both cases, emergency response personnel under the supervision of a unified command structure consisting of representatives of PAA, the U.S. Environmental Protection Agency (the "EPA"), the Texas Commission on Environmental Quality and the Texas Railroad Commission conducted clean-up operations at each site. Approximately 980 and 4,200 barrels were recovered from the two respective sites. The unrecovered oil was removed or otherwise addressed by PAA in the course of site remediation. Aggregate costs associated with the releases, including estimated remediation costs, are estimated to be approximately $3.0 million to $3.5 million. In cooperation with the appropriate state and federal environmental authorities, PAA has substantially completed its work with respect to site restoration, subject to some ongoing remediation at the Pecos River site. EPA has referred these two crude oil releases, as well as several other smaller releases, to the U.S. Department of Justice (the "DOJ") for further investigation in connection with a possible civil penalty enforcement action under the Federal Clean Water Act. PAA is cooperating in the investigation. PAA's assessment is that it is probable it will pay penalties related to the two releases. PAA has accrued the estimated loss contingency, which is included in the estimated aggregate costs set forth above. It is reasonably possible that the loss contingency may exceed PAA's estimate with respect to penalties assessed by the DOJ; however, PAA has no indication from EPA or the DOJ of what penalties might be sought. As a result, PAA is unable to estimate the range of a reasonably possible loss contingency in excess of its accrual.

        On November 15, 2006, PAA completed the acquisition of Pacific. The following is a summary of the more significant matters that relate to Pacific, its assets or operations.

        The People of the State of California v. Pacific Pipeline System, LLC ("PPS").    In March 2005, a release of approximately 3,400 barrels of crude oil occurred on Line 63, subsequently acquired by PAA in the Pacific merger. The release occurred when Line 63 was severed as a result of a landslide caused by heavy rainfall in the Pyramid Lake area of Los Angeles County. Total projected emergency response, remediation and restoration costs are approximately $26 million, substantially all of which had been incurred as of June 30, 2007. PAA expects to incur the remaining costs before the end of 2007. PAA anticipates that the majority of such costs will be covered under a pre-existing PPS pollution liability insurance policy.

        In March 2006, PPS, a subsidiary acquired by PAA in the Pacific merger, was served with a four-count misdemeanor criminal action in the Los Angeles Superior Court Case No. 6NW01020, which alleges the violation by PPS of two strict liability statutes under the California Fish and Game Code for the unlawful deposit of oil or substances harmful to wildlife into the environment, and violations of two sections of the California Water Code for the willful and intentional discharge of pollution into state waters. The fines that can be assessed against PPS for the violations of the strict liability statutes are based, in large measure, on the volume of unrecovered crude oil that was released into the environment, and, therefore, the maximum state fine, if any, that can be assessed is estimated to be approximately $1.1 million in the aggregate. This amount is subject to a downward adjustment with respect to actual volumes of recovered crude oil, and the State of California has the discretion to further reduce the fine, if any, after considering other mitigating factors. Because of the uncertainty associated with these factors, the final amount of the fine that will be assessed for the strict liability offenses cannot be ascertained. PAA will defend against these charges. In addition to these fines, the State of California has indicated that it may seek to recover approximately $150,000 in natural resource damages against PPS in connection with this matter. The mitigating factors may also serve as a basis for a downward adjustment of the natural resource damages amount. PAA believes that certain of the alleged violations are without merit and intends to defend against them, and that mitigating factors should apply.

        The EPA has referred this matter to the DOJ for the initiation of proceedings to assess civil penalties against PPS. PAA understands that the maximum permissible penalty, if any, that the EPA could assess under relevant statutes would be approximately $3.7 million. PAA believes that several mitigating circumstances and factors exist that could substantially reduce any penalty that might be imposed by the EPA, and intends to pursue discussions with the EPA regarding such mitigating circumstances and factors. Because of the uncertainty associated with these factors, the final amount of the penalty that will be assessed by the EPA cannot be ascertained. Discussions with the DOJ to resolve this matter have commenced.

        Kosseff v. Pacific Energy, et al, case no. BC 3544016. On June 15, 2006, a lawsuit was filed in the Superior Court of California, County of Los Angeles, in which the plaintiff alleged that he was a unitholder of Pacific and in which he sought to represent a class comprising all of Pacific's unitholders. The complaint named as defendants Pacific and certain of the officers and directors of Pacific's general partner, and asserted claims of self-dealing and breach of fiduciary duty in connection with the pending merger with PAA and related transactions. The plaintiff sought injunctive relief against completing the merger or, if the merger was completed, rescission of the merger, other equitable relief, and recovery of the plaintiff's costs and attorneys' fees. On September 14, 2006, Pacific and the other defendants entered into a memorandum of settlement with the plaintiff to settle the lawsuit. As part of the settlement, Pacific and the other defendants denied all allegations of wrongdoing and expressed willingness to settle the lawsuit solely because the settlement would eliminate the burden and expense of further litigation. The settlement was approved by the court on June 25, 2007. The settlement did not include an award of monetary damages, however, in connection with the settlement, PAA (as successor to Pacific) paid approximately $0.5 million to the plaintiff's counsel for their fees and expenses and incurred the cost of mailing materials to the Pacific unitholders.

        Pacific Atlantic Terminals.    In connection with the Pacific merger, PAA acquired Pacific Atlantic Terminals LLC ("PAT"), which is now one of PAA's subsidiaries. PAT owns crude oil and refined products terminals in northern California and in the Philadelphia metropolitan area. In the process of integrating PAT's assets into PAA's operations, PAA identified certain aspects of the operations at the California terminals that appeared to be out of compliance with specifications under the relevant air quality permit. PAA conducted a prompt review of the circumstances and self-reported the apparent historical occurrences of non-compliance to the Bay Area Air Quality Management District. PAA is cooperating with the District's review of these matters. Although PAA is currently unable to determine the outcome of the foregoing, at this time, PAA does not believe it will have a material impact on its financial condition, results of operations or cash flows.

        Other Pacific-Legacy Matters.    Pacific had completed a number of acquisitions that had not been fully integrated prior to the merger with Plains. Accordingly, PAA has and may become aware of other matters involving the assets and operations acquired in the Pacific merger as they relate to compliance with environmental and safety regulations, which matters may result in the imposition of fines and penalties. For example, PAA has been informed by the EPA that terminals owned by Rocky Mountain Pipeline Systems LLC, one of the subsidiaries acquired in the Pacific merger, are purportedly out of compliance with certain regulatory documentation requirements.

        General.    PAA, in the ordinary course of business, is a claimant and/or a defendant in various legal proceedings. To the extent PAA is able to assess the likelihood of a negative outcome for these proceedings, PAA's assessments of such likelihood range from remote to probable. If PAA determines that a negative outcome is probable and the amount of loss is reasonably estimable, PAA accrues the estimated amount. PAA does not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on its financial condition, results of operations or cash flows.

        Environmental.    PAA has in the past experienced and in the future likely will experience releases of crude oil into the environment from its pipeline and storage operations. PAA also may discover environmental impacts from past releases that were previously unidentified. Although PAA maintains an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from PAA's assets may substantially affect its business. As PAA expands its pipeline assets through acquisitions, it typically improves on (decreases) the rate of releases from such assets as it implements its standards and procedures, removes selected assets from service and spends capital to upgrade the assets. In the near-term post-acquisition period, however, the inclusion of additional miles of pipe in PAA's operations may result in an increase in the absolute number of releases company-wide compared to prior periods. PAA experienced such an increase in connection with the Pacific merger, which added approximately 5,000 miles of pipeline to PAA's operations, and in connection with the purchase of assets from Link Energy LLC in April 2004, which added approximately 7,000 miles of pipeline to PAA's operations. As a result, PAA has also received an increased number of requests for information from governmental agencies with respect to such releases of crude oil (such as EPA requests under Clean Water Act Section 308), commensurate with the scale and scope of its pipeline operations. See "—Pipeline Releases" above.

        At June 30, 2007, PAA's reserve for environmental liabilities totaled approximately $36.3 million, of which $16.1 million is classified as short-term and $20.2 million is classified as long-term. At June 30, 2007, PAA has recorded receivables totaling approximately $8.3 million for amounts that are probable of recovery under insurance and from third parties under indemnification agreements. Although PAA believes its reserve is adequate, costs incurred in excess of this reserve may be higher and may potentially have a material adverse effect on its financial condition, results of operations or cash flows.

        Other.    A pipeline, terminal or other facility may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. PAA maintains insurance of various types that we consider adequate to cover its operations and properties. The insurance covers PAA's assets in amounts considered reasonable. The insurance policies are subject to deductibles that PAA considers reasonable and not excessive. PAA's insurance does not cover every potential risk associated with operating pipelines, terminals and other facilities, including the potential loss of significant revenues. The overall trend in the environmental insurance industry appears to be a contraction in the breadth and depth of available coverage, while costs, deductibles and retention levels have increased. Absent a material favorable change in the environmental insurance markets, this trend is expected to continue as PAA continues to grow and expand. As a result, PAA anticipates that it will elect to self-insure more of its environmental activities or incorporate higher retention in its insurance arrangements. For example, in connection with PAA's renewal of insurance in mid-2006, PAA increased its retention level for sudden and accidental pollution from $1 million to $5 million.

        The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect PAA's operations and financial condition. PAA believes it is adequately insured for public liability and property damage to others with respect to its operations. With respect to all of PAA's coverage, PAA may not be able to maintain adequate insurance in the future at rates it considers reasonable. In addition, although PAA believes that it has established adequate reserves to the extent that such risks are not insured, costs incurred in excess of these reserves may be higher and may potentially have a material adverse effect on PAA's financial condition, results of operations or cash flows.

Commitments

        Contractual Obligations.    In the ordinary course of doing business PAA purchases crude oil and LPG from third parties under contracts, the majority of which range in term from thirty-day evergreen to three years. PAA establishes a margin for these purchases by entering into various types of physical and financial sale and exchange transactions through which PAA seeks to maintain a position that is substantially balanced between purchases and sales and future delivery obligations. The table below includes purchase obligations related to these activities. Other contractual obligations did not vary significantly since December 31, 2006. Where applicable, the amounts presented represent the net obligations associated with buy/sell contracts and those subject to a net settlement arrangement with the counterparty. PAA does not expect to use a significant amount of internal capital to meet these obligations, as the obligations will be funded by hedged inventory borrowings and corresponding sales to creditworthy entities.

        The following table includes PAA's best estimate of the amount and timing of these payments due under the specified contractual obligations as of June 30, 2007.

	Total	2007	2008	2009	2010	2011	2012 and Thereafter
	(in millions)
Leases(1)	$271.9	$21.9	$41.6	$37.6	$26.6	$16.9	$127.3
Crude oil and LPG purchases(2)	7,564.9	4,494.8	1,195.6	667.9	492.1	381.4	333.1

(1)
Leases are primarily for office rent, trucks used in PAA's gathering activities, and right of way obligations.

(2)
Amounts are based on estimated volumes and market prices. The actual physical volume purchased and actual settlement prices may vary from the assumptions used in the table. Uncertainties involved in these estimates include levels of production at the wellhead, weather conditions, changes in market prices and other conditions beyond PAA's control.

        The following table includes PAA's best estimate of the amount and timing of these payments as well as others due under the specified contractual obligations as of December 31, 2006.

	Total	2007	2008	2009	2010	2011	2012 and Thereafter
	(In millions)
Long-term debt and interest payments(1)	$5,181.6	$167.5	$167.5	$339.4	$159.2	$158.5	$4,189.5
Leases(2)	394.3	37.0	33.9	28.9	22.2	18.6	253.7
Capital expenditure obligations	11.5	11.5	—	—	—	—	—
Other long-term liabilities(3)	101.2	49.3	12.1	17.6	12.9	1.8	7.5

Subtotal	5,688.6	265.3	213.5	385.9	194.3	178.9	4,450.7
Crude oil and LPG purchases(4)	4,612.2	2,667.6	738.3	449.0	322.5	240.3	194.5

Total	$10,300.8	$2,932.9	$951.8	$834.9	$516.8	$419.2	$4,645.2

(1)
Includes debt service payments, interest payments due on PAA's senior notes and the commitment fee on its revolving credit facility. Although there is an outstanding balance on PAA's revolving credit facility at December 31, 2006 (this amount is included in the amounts above), PAA historically repays and borrows at varying amounts. As such, PAA has included only the maximum commitment fee (as if no amounts were outstanding on the facility) in the amounts above.

(2)
Leases are primarily for office rent and trucks used in PAA's gathering activities.

(3)
Excludes approximately $21.4 million non-current liability related to SFAS 133 included in crude oil and LPG purchases.

(4)
Amounts are based on estimated volumes and market prices. The actual physical volume purchased and actual settlement prices may vary from the assumptions used in the table. Uncertainties involved in these estimates include levels of production at the wellhead, weather conditions, changes in market prices and other conditions beyond PAA's control.

        Letters of Credit.    In connection with PAA's crude oil marketing, PAA provides certain suppliers with irrevocable standby letters of credit to secure PAA's obligation for the purchase of crude oil. PAA's liabilities with respect to these purchase obligations are recorded in accounts payable on PAA's balance sheet in the month the crude oil is purchased. Generally, these letters of credit are issued for periods of up to seventy days and are terminated upon completion of each transaction. At June 30, 2007 and December 31, 2006, PAA had outstanding letters of credit of approximately $89.4 million and $185.8 million, respectively.

        Capital Contributions to PAA/Vulcan.    PAA and Vulcan Gas Storage are both required to make capital contributions in equal proportions to fund equity requests associated with certain projects specified in the joint venture agreement. For certain other specified projects, Vulcan Gas Storage has the right, but not the obligation, to participate for up to 50% of such equity requests. In some cases, Vulcan Gas Storage's obligation is subject to a maximum amount, beyond which Vulcan Gas Storage's participation is optional. For any other capital expenditures, or capital expenditures with respect to which Vulcan Gas Storage's participation is optional, if Vulcan Gas Storage elects not to participate, PAA has the right to make additional capital contributions to fund 100% of the project until PAA's interest in PAA/Vulcan equals 70%. Such contributions would increase PAA's interest in PAA/Vulcan and dilute Vulcan Gas Storage's interest. Once PAA's ownership interest is 70% or more, Vulcan Gas Storage would have the right, but not the obligation, to make future capital contributions proportionate to its ownership interest at the time. During the first six months of 2007, PAA made an additional contribution of approximately $9 million to PAA/Vulcan. Such contribution did not result in an increase to PAA's ownership interest. See Note 9 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

        Distributions.    PAA plans to distribute 100% of its available cash within 45 days after the end of each quarter to unitholders of record and to its general partner. Available cash is generally defined as all cash and cash equivalents on hand at the end of the quarter, less reserves established in the discretion of PAA GP for future requirements. On August 14, 2007, PAA paid a cash distribution of $0.83 per unit on all outstanding units. The total distribution paid was approximately $118.2 million, with approximately $96.3 million paid to PAA's common unitholders and approximately $21.9 million paid to PAA GP for its general partner interest ($2.0 million) and incentive distribution interest ($19.9 million).

        PAA GP is entitled to incentive distributions if the amount PAA distributes with respect to any quarter exceeds levels specified in its partnership agreement. Under the quarterly incentive distribution provisions, PAA GP is entitled, without duplication, to 15% of amounts PAA distributes in excess of $0.450 per limited partner unit, 25% of amounts PAA distributes in excess of $0.495 per limited partner unit and 50% of amounts PAA distributes in excess of $0.675 per limited partner unit.

        Upon closing of the Pacific merger, PAA GP agreed to reduce the amounts of its incentive distributions as follows: (i) $5 million per quarter for the first four quarters, (ii) $3.75 million per quarter for the next eight quarters, (iii) $2.5 million per quarter for the next four quarters, and (iv) $1.25 million per quarter for the final four quarters. Pursuant to this agreement, the first quarterly reduction of $5 million occurred with the incentive distribution paid to PAA GP on February 14, 2007. The total reduction in incentive distributions will be $65 million.

PAA's Off-Balance Sheet Arrangements

        PAA has invested in certain entities (PAA/Vulcan, Butte, Settoon Towing and Frontier) that are not consolidated in its financial statements. In conjunction with these investments, from time to time PAA may elect to provide financial and performance guarantees or other forms of credit support. See Note 9 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus for more information concerning PAA's obligations as they relate to PAA's investment in PAA/Vulcan.

PAA's Quantitative and Qualitative Disclosures About Market Risk

        PAA is exposed to various market risks, including volatility in (i) crude oil, refined products, natural gas and LPG commodity prices, (ii) interest rates and (iii) currency exchange rates. PAA utilizes various derivative instruments to manage such exposure and, in certain circumstances, to realize incremental margin during volatile market conditions. In analyzing PAA's risk management activities, PAA draws a distinction between enterprise level risks and trading related risks. Enterprise level risks are those that underlie PAA's core businesses and may be managed based on whether there is value in doing so. Conversely, trading related risks (the risks involved in trading in the hopes of generating an increased return) are not inherent in the core business; rather, those risks arise as a result of engaging in the trading activity. PAA's risk management policies and procedures are designed to monitor interest rates, currency exchange rates, NYMEX, ICE and over-the-counter positions, and physical volumes, grades, locations and delivery schedules to ensure PAA's hedging activities address its market risks. PAA has a risk management function that has direct responsibility and authority for its risk policies and its trading controls and procedures and certain aspects of corporate risk management. PAA's risk management function also approves all new risk management strategies through a formal process. With the exception of the controlled trading program discussed below, PAA's approved strategies are intended to mitigate enterprise level risks that are inherent in its core businesses of gathering and marketing and storage. To hedge the risks discussed above PAA engages in risk management activities that it categorizes by the risks it is hedging. The following discussion addresses each category of risk.

  PAA's Commodity Price Risk

        PAA hedges its exposure to price fluctuations with respect to crude oil, refined products, natural gas and LPG in storage, and expected purchases and sales of these commodities (relating primarily to crude oil and LPGs at this time). The derivative instruments utilized consist primarily of futures and option contracts traded on the NYMEX, ICE and over-the-counter transactions, including swap and option contracts entered into with financial institutions and other energy companies. PAA's policy is to purchase only commodity products for which it has a market, and to structure its sales contracts so that price fluctuations for those products do not materially affect the segment profit PAA receives. Except for the controlled trading program discussed below, PAA does not acquire and holds futures contracts or other derivative products for the purpose of speculating on price changes, as these activities could expose PAA to significant losses.

        Although PAA seeks to maintain a position that is substantially balanced within PAA's various commodity purchase and sales activities (which mainly relate to crude oil and LPGs), PAA may experience net unbalanced positions for short periods of time as a result of production, transportation and delivery variances as well as logistical issues associated with inclement weather conditions. In connection with managing these positions and maintaining a constant presence in the marketplace, both necessary for PAA's core business, PAA engages in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil.

        Although the intent of PAA's risk-management strategies is to hedge its margin, not all of PAA's derivatives qualify for hedge accounting. In such instances, changes in the fair values of these derivatives will receive mark-to-market treatment in current earnings, and result in greater potential for earnings volatility. This accounting treatment is discussed further in Note 2 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

        All of PAA's open commodity price risk derivatives at June 30, 2007 were categorized as non-trading. The fair value of these instruments and the change in fair value that would be expected from a 10 percent price increase are shown in the table below:

	Fair Value	Effect of 10% Price Increase
	(In millions)
Crude oil:
Futures contracts	$(33.9)	$(28.6)
Swaps and options contracts	$(36.9)	$(31.1)
LPG and other:
Futures contracts	$1.0	$6.4
Swaps and options contracts	$20.7	$12.8

Total Fair Value	$(49.1)

        All of PAA's open commodity price risk derivatives at December 31, 2006 were categorized as non-trading. The fair value of these instruments and the change in fair value that would be expected from a 10 percent price increase are shown in the table below:

	Fair Value	Effect of 10% Price Increase
	(In millions)
Crude oil:
Futures contracts	$(13.5)	$(54.9)
Swaps and options contracts	$(27.8)	$(23.6)
LPG and other:
Futures contracts	$(4.8)	$5.9
Swaps and options contracts	$13.6	$0.7

Total Fair Value	$(32.5)

        The fair value of futures contracts is based on quoted market prices obtained from the NYMEX or ICE. The fair value of swaps and option contracts is estimated based on quoted prices from various sources such as independent reporting services, industry publications and brokers. These quotes are compared to the contract price of the swap, which approximates the gain or loss that would have been realized if the contracts had been closed out at year end. For positions where independent quotations are not available, an estimate is provided, or the prevailing market price at which the positions could be liquidated is used. The assumptions used in these estimates as well as the source for the estimates are maintained by the independent risk control function. All hedge positions offset physical exposures to the cash market; none of these offsetting physical exposures are included in the above table. Price-risk sensitivities were calculated by assuming an across-the-board 10 percent increase in price regardless of term or historical relationships between the contractual price of the instruments and the underlying commodity price. In the event of an actual 10 percent change in prompt month crude prices, the fair value of PAA's derivative portfolio would typically change less than that shown in the table due to lower volatility in out-month prices.

  PAA's Interest Rate Risk

        PAA uses both fixed and variable rate debt, and is exposed to market risk due to the floating interest rates on its credit facilities. Therefore, from time to time PAA uses interest rate swaps and collars to hedge interest obligations on specific debt issuances, including anticipated debt issuances. All of PAA's senior notes are fixed rate notes and thus not subject to market risk. PAA's variable rate debt bears interest at LIBOR, prime or the bankers acceptance rate plus the applicable margin. PAA's variable-rate debt at June 30, 2007 and December 31, 2006 was $887.6 million and $993.5 million respectively, and is expected to mature in 2007. The average interest rate of 5.8% is based upon rates in effect at June 30, 2007 and December 31, 2006 respectively. The carrying values of the variable rate instruments in PAA's credit facilities approximate fair value primarily because interest rates fluctuate with prevailing market rates, and the credit spread on outstanding borrowings reflects market.

        Additionally, in connection with the Pacific merger, PAA assumed interest rate swaps with an aggregate notional amount of $80 million. These interest rate swaps are a hedge against changes in the fair value of the 7.125% Senior Notes resulting from market fluctuations to LIBOR. See Note 6 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus for additional information.

  PAA's Currency Exchange Risk

        PAA's cash flow stream relating to PAA's Canadian operations is based on the U.S. dollar equivalent of such amounts measured in Canadian dollars. Assets and liabilities of PAA's Canadian subsidiaries are translated to U.S. dollars using the applicable exchange rate as of the end of a reporting period. Revenues, expenses and cash flow are translated using the average exchange rate during the reporting period.

        Because a significant portion of PAA's Canadian business is conducted in Canadian dollars, PAA uses certain financial instruments to minimize the risks of changes in the exchange rate. These instruments may include forward exchange contracts, cross currency swaps and options. PAA estimates the fair value of these instruments based on current termination values. The fair value of these instruments based on current termination values is approximately $1.8 million and $2.0 million as of June 30, 2007 and December 31, 2006, respectively. The majority of PAA's open foreign exchange positions as of June 30, 2007 will settle during the remaining six months of 2007.

OUR BUSINESS

General

        We are a Delaware limited partnership formed in August 2007, and our cash generating assets consist solely of direct and indirect partnership interests in Plains All American Pipeline, L.P. (NYSE: PAA). PAA is a publicly traded Delaware limited partnership engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and LPG. Through its 50% ownership in PAA/Vulcan, PAA is involved in the development and operation of natural gas storage facilities. Based on equity market capitalization of outstanding limited partner units as of June 30, 2007, PAA was one of the five largest energy-related publicly traded master limited partnerships.

        Upon completion of this offering, we will own:

  •
  100% of the Class A units of PAA GP, which owns a 2% general partner interest and all of the incentive distribution rights in PAA;

  •
  15,000,000 common units of PAA, representing a 12.7% limited partner interest in PAA; and

  •
  a 100% membership interest in GP LLC, the general partner of PAA GP.

        Our primary business objective is to increase cash distributions to our unitholders. We intend to monitor the implementation of PAA's business strategies and, when appropriate to our primary business objective, facilitate PAA's growth through various forms of financial support, including, but not limited to, modification of PAA's incentive distribution rights or loans or capital contributions in exchange for yielding or non-yielding equity interests.

        Pursuant to PAA's partnership agreement, the incentive distribution rights, together with the 2% general partner interest, in PAA are entitled to receive:

  •
  15% of all cash distributed in a quarter after $0.450 has been distributed in respect of each common unit of PAA for that quarter; and

  •
  25% of all cash distributed in a quarter after $0.495 has been distributed in respect of each common unit of PAA for that quarter; and

  •
  50% of all cash distributed in a quarter after $0.675 has been distributed in respect of each common unit of PAA for that quarter.

        Since year-end 2000, PAA has increased its quarterly cash distribution 20 times, including increases in the last thirteen consecutive quarters. During that time period, PAA has increased its quarterly distribution by 79% from $0.4625 per common unit, or $1.85 on an annualized basis, to $0.83 per common unit, or $3.32 on an annualized basis, based on the quarterly cash distribution paid by PAA on August 14, 2007. Such increase equates to a compounded annual growth rate in PAA distributions of 9.4%.

        In connection with the Pacific merger, the former owners of PAA GP agreed to forego an aggregate of $65 million in incentive distributions through 2011, including $20 million in 2007, $15 million in each of 2008 and 2009, $10 million in 2010 and $5 million in 2011. As consideration for their contribution of assets to us, the former owners of PAA GP have agreed to receive common units as well as support units. The support units will forego distributions each quarter in an amount equal to the Pacific IDR reduction for that quarter. The distributions foregone by the support units will entitle our common unitholders to receive distributions as if the Pacific IDR reduction had not occurred. The support units will only be entitled to participate in distributions in excess of $            per unit in any quarter. For more information about the Pacific IDR reduction and the support units, please read "How We Make Cash Distributions—Support Units."

        As the holder of the Class A units of PAA GP, we are entitled to receive all of the cash distributions by PAA on its incentive distribution rights and 2% general partner interest less amounts, if any, payable to holders of PAA GP's Class B units. Certain members of PAA's management own Class B units of PAA GP, which are entitled to participate in cash distributions from PAA GP above $11.0 million per quarter. As of the date hereof, up to approximately 163,000 Class B units have been issued or approved for issuance and 37,000 Class B units are reserved for future issuance. The Class B units are subject to restrictions on transfer and are not currently entitled to any distributions, but will be entitled to participate in distributions in any quarter in which PAA distributes at least $0.875 per common unit ($3.50 per common unit on an annualized basis). Assuming all authorized Class B units are issued, the maximum participation would be 8% of the amount in excess of $11.0 million per quarter. The Class B units represent a long-term management incentive program instituted by the owners of PAA GP and are subject to certain vesting provisions that extend through 2015, subject to accelerated vesting (if the performance thresholds for earning have been met) for certain change of control and termination of employment events. For more information about the Class B units, please read "Management—PAA GP—Class B Units."

        Based upon PAA's equity capitalization of approximately 116 million common units as of June 30, 2007, PAA's current annualized distribution of $3.32 per common unit and the effect of the Pacific IDR reduction, we would receive an annual distribution of approximately $142.5 million, consisting of $7.9 million from the 2% general partner interest, $84.8 million from the incentive distribution rights and $49.8 million from the 15 million common units of PAA that we own. Based on this distribution from PAA, our equity capitalization of            common units outstanding and the payment of expenses, we expect that our initial quarterly distribution will be $            per common unit (or $             per common unit on an annualized basis) and $0 on the support units. Excluding the temporary impact of the Pacific IDR reduction at the 2008 and 2009 annualized level of $15.0 million, the current annualized PAA distribution of $3.32 per unit would result in an annual distribution to us of approximately $157.5 million.

        Increases in cash distributions we receive with respect to our interests in PAA are generally a result of two factors: (i) an increase in PAA's per unit distribution level and/or (ii) an increase in the number of PAA units outstanding. PAA has in the past engaged in transactions that have resulted in significant increases in both its per unit distribution level and outstanding equity capitalization and may engage in similar transactions in the future. For example, as a result of the Pacific merger, PAA increased the annualized distribution on its units from $2.83 per unit prior to the announcement of the transaction to $3.20 per unit after the completion of the transaction, an increase of 13%. In the unit-for-unit exchange with Pacific and related equity financings, PAA issued 32.1 million new common units, which increased its units outstanding by 42%. As a result of the transaction and related equity financings, annualized distributions to PAA GP related to its 2% interest and incentive distribution rights increased from $33.9 million to $68.5 million, including the impact of the temporary Pacific IDR reduction, an increase of 102%. Because the incentive distribution rights currently participate at the maximum 48% target cash distribution level, future growth in distributions we receive from PAA will not result from an increase in the target cash distribution level associated with the incentive distribution rights.

        The graph set forth below illustrates the historical growth in PAA's paid annualized distributions per common unit and the corresponding historical growth on an annualized basis in quarterly distributions to PAA GP, including the 2% interest and the incentive distribution rights, giving effect to the Pacific IDR reduction beginning with PAA's quarterly distribution paid on February 14, 2007:

(1)
The amount of the Pacific IDR reduction was $5 million per quarter in each of the 2007 quarters. These amounts were foregone as a result of the Pacific IDR reduction.

        Over the past nine years, PAA has completed and integrated 49 acquisitions with an aggregate purchase price of approximately $5.2 billion, and has implemented internal expansion capital projects totaling approximately $1.0 billion. PAA has announced and is in the process of executing its $550 million 2007 expansion capital program. We believe that PAA is well positioned to continue the successful execution of its business strategies. We believe that PAA's inventory of internal growth projects coupled with its record of strategic and accretive acquisitions should result in continued growth in cash distributions paid by PAA.

        The following graph shows cash distributions payable to us with respect to our interests in PAA and PAA GP across a range of hypothetical annualized distributions per unit made by PAA, and is based on PAA's equity capitalization of approximately 116 million common units as of June 30, 2007 and PAA's current quarterly cash distribution of $0.83 per unit ($3.32 on an annualized basis). This information is presented for illustrative purposes only. This information is not intended to be a prediction of future performance and does not attempt to illustrate the impact of changes in our or PAA's business. The impact to us of changes in PAA's cash distribution levels will vary depending on several factors, including the number of PAA's outstanding common units on the record date for cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of PAA. Please read "Risk Factors."

(1)
Annualized general partner and incentive distributions are net of payments to the Class B Units of $1.4 million, $1.7 million and $1.9 million for PAA annualized distribution levels of $3.52, $3.62 and $3.72 per unit, respectively. Please read "Management—PAA GP—Class B Units."

(2)
For the purposes of this illustration, the amount of Pacific IDR reduction is assumed to be $15 million, which reflects the annual amount for each of 2008 and 2009.

        We pay to our common unitholders, on a quarterly basis, distributions equal to the cash we receive from PAA, less cash reserves established by our general partner to among other things:

  •
  comply with applicable law;

  •
  comply with any agreement binding upon us or our subsidiaries (exclusive of PAA and its subsidiaries);

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  provide for future distributions to our unitholders;

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  provide for future capital expenditures, debt service and other credit needs as well as any federal, state, provincial or other income tax that may affect us in the future;

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  provide for our general, administrative and other expenses, including those we will incur as the result of becoming a publicly traded company;

  •
  permit us to pay PAA GP as necessary to permit PAA GP to make required capital contributions to PAA to maintain its 2% general partner interest upon the issuance of partnership securities by PAA; or

  •
  otherwise provide for the proper conduct of our business, including with respect to the matters described under "Description of Our Partnership Agreement—Purpose."

        If PAA is successful in implementing its business strategies and increasing distributions to its partners, we would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in PAA's distributions. We cannot assure you that any distributions will be declared or paid by PAA. Please read "Our Cash Distribution Policy and Restrictions on Distributions" and "Risk Factors."

How Our Partnership Agreement Terms Differ from those of Other Publicly Traded Partnerships

        Although we are organized as a limited partnership, the terms of our partnership agreement differ from those of PAA and many other publicly traded partnerships. For example:

  •
  Our general partner is not entitled to incentive distributions. Most publicly traded partnerships have incentive distribution rights that entitle the general partner to receive increasing percentages, commonly up to 50%, of the cash distributed in excess of a certain per unit distribution.

  •
  We have support units. As consideration for their contribution of assets to us, the former owners of our interest in PAA GP have agreed to receive common units as well as support units. The support units will forego distributions each quarter in an amount equal to the Pacific IDR reduction for that quarter. The distributions foregone by the support units will entitle our common unitholders to receive distributions as if the Pacific IDR reduction had not occurred. The support units will only be entitled to participate in distributions in excess of $                   per unit in any quarter. Our support units will convert into common units upon meeting certain financial tests. Please read "How We Make Cash Distributions—Support Units."

        You should read the summaries in "Description of Our Units" and "Description of Our Partnership Agreement," as well as Appendix A—Amended and Restated Agreement of Limited Partnership of Plains GP Holdings, L.P., for a more complete description of the terms of our partnership agreement.

Legal Proceedings

        We are not currently a party to any litigation.

BUSINESS OF PLAINS ALL AMERICAN PIPELINE, L.P.

        The following information is based on PAA's annual report on Form 10-K for the year ended December 31, 2006, as updated by subsequent filings by PAA under the Securities Exchange Act of 1934.

General

        PAA is a Delaware limited partnership formed in September 1998. PAA is engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and LPG. Through PAA's 50% equity ownership in PAA/Vulcan, PAA is involved in the development and operation of natural gas storage facilities. PAA's diversified portfolio of strategically located assets play a vital role in the movement of U.S. and Canadian energy supplies, as well as waterborne foreign crude oil imported into the United States. PAA currently handles an average of over three million barrels per day of crude oil, refined products and LPG through its extensive network of assets located in key North American producing areas and transportation gateways.

        Prior to the fourth quarter of 2006, PAA managed its operations through two segments. Due to PAA's growth, especially in the facilities portion of its business (most notably in conjunction with the Pacific merger, PAA has revised the manner in which it internally evaluates its segment performance and decides how to allocate resources to its segments. As a result, PAA now manages its operations through three operating segments: (i) Transportation, (ii) Facilities, and (iii) Marketing.

        Transportation.    PAA's transportation segment operations generally consist of fee-based activities associated with transporting volumes of crude oil and refined products on pipelines and gathering systems. PAA generates revenue through a combination of tariffs, third-party leases of pipeline capacity, transportation fees, barrel exchanges and buy/sell arrangements. As of December 31, 2006, PAA employed a variety of owned or leased long-term physical assets throughout the United States and Canada in this segment, including approximately:

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  20,000 miles of active crude oil and refined products pipelines and gathering systems;

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  30 million barrels of active, above-ground tank capacity used primarily to facilitate pipeline throughput; and

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  57 transport and storage barges and 30 transport tugs through PAA's 50% interest in Settoon Towing, LLC ("Settoon Towing").

        PAA also includes in this segment its equity earnings from its investments in the Butte Pipe Line Company ("Butte") and Frontier Pipeline Company ("Frontier") pipeline systems, in which PAA owns minority interests, and Settoon Towing, in which PAA owns a 50% interest.

        Facilities.    PAA's facilities segment operations generally consist of fee-based activities associated with providing storage, terminalling and throughput services for crude oil, refined products and LPG, as well as LPG fractionation and isomerization services. PAA generates revenue through a combination of month-to-month and multi-year leases and processing arrangements. As of December 31, 2006, PAA owned and employed a variety of long-term physical assets throughout the United States and Canada in this segment, including:

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  approximately 30 million barrels of active, above-ground terminalling and storage facilities;

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  approximately 1.3 million barrels of active, underground terminalling and storage facilities; and

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  a fractionation plant in Canada with a processing capacity of 4,400 barrels per day, and a fractionation and isomerization facility in California with an aggregate processing capacity of 22,000 barrels per day.

        At year-end 2006, PAA was in the process of constructing approximately 12.5 million barrels of additional above-ground terminalling and storage facilities, the majority of which PAA expects to place in service during 2007.

        PAA's facilities segment also includes its equity earnings from its investment in PAA/Vulcan. At December 31, 2006, PAA/Vulcan owned and operated approximately 25.7 billion cubic feet of underground storage capacity and was constructing an additional 24 billion cubic feet of underground storage capacity, which is expected to be placed in service in stages over the next three years.

        Marketing.    PAA's marketing segment operations generally consist of the following merchant activities:

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  the purchase of U.S. and Canadian crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities, as well as the purchase of foreign cargoes at their load port and various other locations in transit;

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  the storage of inventory during contango market conditions;

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  the purchase of refined products and LPG from producers, refiners and other marketers;

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  the resale or exchange of crude oil, refined products and LPG at various points along the distribution chain to refiners or other resellers to maximize profits; and

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  arranging for the transportation of crude oil, refined products and LPG on trucks, barges, railcars, pipelines and ocean-going vessels to our terminals and third-party terminals.

        PAA's marketing activities are designed to produce a stable baseline of results in a variety of market conditions, while at the same time providing upside exposure to opportunities inherent in volatile market conditions. These activities utilize storage facilities at major interchange and terminalling locations and various hedging strategies to reduce the negative impact of market volatility and provide counter-cyclical balance.

        Except for pre-defined inventory positions, PAA's policy is generally to purchase only product for which PAA has a market, to structure PAA's sales contracts so that price fluctuations do not materially affect the segment profit it receives, and not to acquire and hold physical inventory, futures contracts or other derivative products for the purpose of speculating on commodity price changes. In addition to substantial working inventories and working capital associated with its merchant activities, the marketing segment also employs significant volumes of crude oil and LPG as linefill or minimum inventory requirements under service arrangements with transportation carriers and terminalling providers. The marketing segment also employs trucks, trailers, barges, railcars and leased storage.

        As of December 31, 2006, the marketing segment owned crude oil and LPG classified as long-term assets and a variety of owned or leased long-term physical assets throughout the United States and Canada, including approximately:

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  7.9 million barrels of crude oil and LPG linefill in pipelines owned by PAA;

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  1.5 million barrels of crude oil and LPG linefill in pipelines owned by third parties;

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  500 trucks and 600 trailers; and

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  1,300 railcars.

        In connection with its operations, the marketing segment secures transportation and facilities services from PAA's other two segments as well as third-party service providers under month-to-month and multi-year arrangements. Inter-segment transportation service rates are based on posted tariffs for pipeline transportation services. Facilities segment services are also obtained at rates consistent with rates charged to third parties for similar services; however, certain terminalling and storage rates are discounted to PAA's marketing segment to reflect the fact that these services may be canceled on short notice to enable the facilities segment to provide services to third parties.

Counter-Cyclical Balance

        Access to storage tankage by PAA's marketing segment provides a counter-cyclical balance that has a stabilizing effect on PAA's operations and cash flow associated with this segment. The strategic use of PAA's terminalling and storage assets in conjunction with its marketing operations generally provides PAA with the flexibility to maintain a base level of margin irrespective of crude oil market conditions and, in certain circumstances, to realize incremental margin during volatile market conditions.

PAA's Business Strategy

        PAA's principal business strategy is to provide competitive and efficient midstream transportation, terminalling, storage and marketing services to its producer, refiner and other customers, and to address the regional supply and demand imbalances for crude oil, refined products and LPG that exist in the United States and Canada by combining the strategic location and distinctive capabilities of its transportation, terminalling and storage assets with PAA's extensive marketing and distribution expertise. We believe PAA's successful execution of this strategy will enable it to generate sustainable earnings and cash flow. PAA intends to grow its business by:

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  optimizing its existing assets and realizing cost efficiencies through operational improvements;

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  developing and implementing internal growth projects that (i) address evolving crude oil, refined product and LPG needs in the midstream transportation and infrastructure sector and (ii) are well positioned to benefit from long-term industry trends and opportunities;

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  utilizing its assets along the Gulf, West and East Coasts along with its Cushing Terminal and leased assets to opportunistically increase its presence in the waterborne importation of foreign crude oil;

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  establishing a presence in the refined product supply and marketing sector;

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  selectively pursuing strategic and accretive acquisitions of crude oil, refined product and LPG transportation, terminalling, storage and marketing assets that complement its existing asset base and distribution capabilities; and

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  using its terminalling and storage assets in conjunction with its marketing activities to address physical market imbalances, mitigate inherent risks and increase margin.

        PAA/Vulcan's natural gas storage assets are also well-positioned to benefit from long-term industry trends and opportunities. PAA's natural gas storage growth strategies are to develop and implement internal growth projects and to selectively pursue strategic and accretive natural gas storage projects and facilities. PAA also intends to prudently and economically leverage its asset base, knowledge base and skill sets to participate in other energy-related businesses that have characteristics and opportunities similar to, or that otherwise complement, its existing activities.

PAA's Financial Strategy

  Targeted Credit Profile

        PAA believes that a major factor in its continued success is its ability to maintain a competitive cost of capital and access to the capital markets. PAA intends to maintain a credit profile that it believes is consistent with an investment grade credit rating. PAA has targeted a general credit profile with the following attributes:

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  an average long-term debt-to-total capitalization ratio of approximately 50%;

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  an average long-term debt-to-EBITDA multiple of approximately 3.5x (EBITDA is earnings before interest, taxes, depreciation and amortization); and

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  an average EBITDA-to-interest coverage multiple of approximately 3.3x or better.

        The first two of these three metrics include long-term debt as a critical measure. In certain market conditions, PAA also incurs short-term debt in connection with marketing activities that involve the simultaneous purchase and forward sale of crude oil. The crude oil purchased in these transactions is hedged, is required to be stored on a month-to-month basis and is sold to high-credit quality counterparties. PAA does not consider the working capital borrowings associated with this activity to be part of its long-term capital structure. These borrowings are self-liquidating as they are repaid with sales proceeds following delivery of the crude oil. PAA also anticipates performing similar activities for refined products as it expands its presence in the refined products supply and marketing sector.

        In order for PAA to maintain its targeted credit profile and achieve growth through internal growth projects and acquisitions, PAA intends to fund at least 50% of the capital requirements associated with these activities with equity and cash flow in excess of distributions. From time to time, PAA may be outside the parameters of its targeted credit profile as, in certain cases, these capital expenditures and acquisitions may be financed initially using debt or there may be delays in realizing anticipated synergies from acquisitions or contributions to adjusted EBITDA from capital expansion projects. In this instance, "adjusted EBITDA" means earnings before interest, tax, depreciation, amortization, Long-Term Incentive Plan charges and gains and losses attributable to Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). As of June 30, 2007, PAA's long-term debt-to-total capitalization ratio was approximately 44% and its EBITDA-to-interest coverage ratio was approximately 5.2 times. Based on PAA's June 30, 2007 long-term debt balance and the mid-point of its adjusted EBITDA guidance for 2007 furnished in PAA's Form 8-K on August 6, 2007, PAA's long-term debt-to-adjusted EBITDA ratio was approximately 3.4 times.

  Credit Rating

        As of July 2007, PAA's senior unsecured ratings with Standard & Poor's and Moody's Investment Services was BBB-negative outlook and Baa3 stable outlook, respectively, both of which are considered "investment grade." PAA has targeted the attainment of even stronger investment grade ratings of mid to high-BBB and Baa categories for Standard & Poor's and Moody's Investment Services, respectively. We cannot give assurance that PAA's current ratings will remain in effect for any given period of time, that it will be able to attain the higher ratings it has targeted or that one or both of these ratings will not be lowered or withdrawn entirely by the ratings agency. Note that a credit rating is not a recommendation to buy, sell or hold securities, and may be revised or withdrawn at any time.

PAA's Competitive Strengths

        We believe that the following competitive strengths position PAA successfully to execute its principal business strategy:

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  Many of PAA's transportation segment and facilities segment assets are strategically located and operationally flexible.    The majority of PAA's primary transportation segment assets are in crude oil service, are located in well-established oil producing regions and transportation corridors, and are connected, directly or indirectly, with PAA's facilities segment assets located at major trading locations and premium markets that serve as gateways to major North American refinery and distribution markets where PAA has strong business relationships.

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  PAA possesses specialized crude oil market knowledge.    We believe PAA's business relationships with participants in various phases of the crude oil distribution chain, from crude oil producers to refiners, as well as its own industry expertise, provide it with an extensive understanding of the North American physical crude oil markets.

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  PAA's business activities are counter-cyclically balanced.    We believe the balance of activities provided by PAA's marketing segment provides it with a counter-cyclical balance that generally affords it the flexibility (i) to maintain a base level of margin irrespective of crude oil market conditions and (ii), in certain circumstances, to realize incremental margin during volatile market conditions.

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  PAA has the evaluation, integration and engineering skill sets and the financial flexibility to continue to pursue acquisition and expansion opportunities.    Over the past nine years, PAA has completed and integrated approximately 49 acquisitions with an aggregate purchase price of approximately $5.2 billion. PAA has also implemented internal expansion capital projects totaling approximately $1.0 billion. In addition, we believe PAA has significant resources to finance future strategic expansion and acquisition opportunities. As of June 30, 2007, PAA had approximately $1.5 billion available under its committed credit facilities, subject to continued covenant compliance. We believe PAA has one of the strongest capital structures relative to other master limited partnerships with capitalizations greater than $1.0 billion.

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  PAA has an experienced management team whose interests are aligned with those of its unitholders.    PAA's executive management team has an average of more than 20 years industry experience, with an average of more than 15 years with PAA or its predecessors and affiliates. In addition, through the ownership of our common units, PAA's common units, the Class B units in PAA GP and grants of phantom units, PAA's management team has a vested interest in PAA's continued success.

        We believe many of these competitive strengths have similar application to PAA's efforts to expand its presence in the refined products, LPG and natural gas storage sectors.

Acquisitions

        The acquisition of assets and businesses that are strategic and complementary to PAA's existing operations constitutes an integral component of PAA's business strategy and growth objective. Such assets and businesses include crude oil related assets, refined products assets and LPG assets, as well as other energy transportation related assets that have characteristics and opportunities similar to these business lines and enable PAA to leverage its asset base, knowledge base and skill sets. PAA has established a target to complete, on average, $200 million to $300 million in acquisitions per year, subject to availability of attractive assets on acceptable terms. Over the past nine years, PAA has completed approximately 49 acquisitions with an aggregate purchase price of approximately $5.2 billion.

        The following table summarizes acquisitions greater than $50 million that PAA has completed between January 1, 2002 and December 31, 2006:

Acquisition	Date	Description	Approximate Purchase Price
			(In millions)
Pacific Energy Partners LP	November 2006	Merger of Pacific Energy Partners with and into PAA	$2,456
Products Pipeline System	September 2006	Three refined products pipeline systems	$66
Crude Oil Systems	July 2006	64.35% interest in the Clovelly-to-Meraux Pipeline system; 100% interest in the Bay Marchand-to-Ostrica-to-Alliance system and various interests in the High Island Pipeline System(1)	$130
Andrews Petroleum and Lone Star Trucking	April 2006	Isomerization, fractionation, marketing and transportation services	$220
South Louisiana Gathering and Transportation Assets (SemCrude)	April 2006	Crude oil gathering and transportation assets, including inventory, and related contracts in South Louisiana	$129
Investment in Natural Gas Storage Facilities	September 2005	Joint venture with Vulcan Gas Storage LLC to develop and operate natural gas storage facilities	$125	(2)
Link Energy LLC	April 2004	The North American crude oil and pipeline operations of Link Energy, LLC ("Link")	$332
Capline and Capwood Pipeline System	March 2004	An approximate 22% undivided joint interest in the Capline Pipeline System and an approximate 76% undivided joint interest in the Capwood	$159
Shell West Texas Assets	August 2002	Basin Pipeline System, Permian Basin Pipeline System and the Rancho Pipeline System	$324

(1)
PAA's interest in the High Island Pipeline System was relinquished in November 2006.
(2)
Represents 50% of the purchase price for the acquisition made by PAA's joint venture. The joint venture completed an acquisition for approximately $250 million during 2005.

  Pacific Energy Merger

        On November 15, 2006, PAA completed its merger with Pacific pursuant to an Agreement and Plan of Merger dated June 11, 2006. The merger-related transactions included: (i) the acquisition from LB Pacific, LP and its affiliates ("LB Pacific") of the general partner interest and incentive distribution rights of Pacific as well as approximately 5.2 million Pacific common units and approximately 5.2 million Pacific subordinated units for a total of $700 million and (ii) the acquisition of the balance of Pacific's equity through a unit-for-unit exchange in which each Pacific unitholder (other than LB Pacific) received 0.77 newly issued PAA common units for each Pacific common unit. The total value of the transaction was approximately $2.5 billion, including the assumption of debt and estimated transaction costs. Upon completion of the merger-related transactions, the general partner and limited partner ownership interests in Pacific were extinguished and Pacific was merged with and into PAA. The assets acquired in the Pacific merger included approximately 4,500 miles of active crude oil pipeline and gathering systems and 550 miles of refined products pipelines, over 13 million barrels of active crude oil storage capacity and 9 million barrels of refined products storage capacity, a fleet of approximately 75 owned or leased trucks and approximately 1.9 million barrels of crude oil and refined products linefill and working inventory. The Pacific assets complement PAA's existing asset base in California, the Rocky Mountains and Canada, with minimal asset overlap but attractive potential vertical integration opportunities. The results of operations and assets and liabilities from the Pacific merger have been included in PAA's consolidated financial statements since November 15, 2006. The purchase price allocation related to the Pacific merger is preliminary and subject to change. See Note 3 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 contained elsewhere in this prospectus.

  Other 2006 Acquisitions

        During 2006, PAA completed six additional acquisitions for aggregate consideration of approximately $565 million. These acquisitions included (i) 100% of the equity interests of Andrews Petroleum and Lone Star Trucking, which provide isomerization, fractionation, marketing and transportation services to producers and customers of natural gas liquids (collectively, the "Andrews acquisition"), (ii) crude oil gathering and transportation assets and related contracts in South Louisiana ("SemCrude"), (iii) interests in various crude oil pipeline systems in Canada and the U.S. including a 100% interest in the Bay Marchand-to-Ostrica-to-Alliance ("BOA") Pipeline, various interests in the High Island Pipeline System ("HIPS"), and a 64.35% interest in the Clovelly-to-Meraux ("CAM") Pipeline system, and (iv) three refined products pipeline systems from Chevron Pipe Line Company.

  Ongoing Acquisition Activities

        Consistent with PAA's business strategy, PAA is continuously engaged in discussions with potential sellers regarding the possible purchase by PAA of assets and operations that are strategic and complementary to PAA's existing operations. Such assets and operations include crude oil related assets, refined products assets, LPG assets and, through PAA's interest in PAA/Vulcan, natural gas storage assets. In addition, PAA has in the past and intends in the future to evaluate and pursue other energy related assets that have characteristics and opportunities similar to these business lines and enables PAA to leverage its asset base, knowledge base and skill sets. Such acquisition efforts may involve participation by PAA in processes that have been made public and involve a number of potential buyers, commonly referred to as "auction" processes, as well as situations in which PAA believes it is the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, could have a material effect on PAA's financial condition and results of operations.

Crude Oil Market Overview

        PAA's assets and business strategy are designed to service PAA's producer and refiner customers by addressing regional crude oil supply and demand imbalances that exist in the United States and Canada. According to the Energy Information Administration ("EIA"), during the twelve months ended October 2006, the United States consumed approximately 15.2 million barrels of crude oil per day, while only producing 5.1 million barrels per day. Accordingly, the United States relies on foreign imports for nearly 66% of the crude oil used by U.S. domestic refineries. This imbalance represents a continuing trend. Foreign imports of crude oil into the U.S. have tripled over the last 21 years, increasing from 3.2 million barrels per day in 1985 to 10.2 million barrels per day for the 12 months ended October 2006, as U.S. refinery demand has increased and domestic crude oil production has declined due to natural depletion.

        The Department of Energy segregates the United States into five Petroleum Administration Defense Districts ("PADDs") which are used by the energy industry for reporting statistics regarding crude oil supply and demand. The table below sets forth supply, demand and shortfall information for each PADD for the twelve months ended October 2006 and is derived from information published by the EIA (see EIA website at www.eia.doe.gov).

Petroleum Administration Defense District	Regional Supply	Refinery Demand	Supply Shortfall
	(Millions of barrels per day)
PADD I (East Coast)	0.0	1.5	(1.5)
PADD II (Midwest)	0.5	3.3	(2.8)
PADD III (South)	2.8	7.2	(4.4)
PADD IV (Rockies)	0.3	0.5	(0.2)
PADD V (West Coast)	1.5	2.7	(1.2)

Total U.S.	5.1	15.2	(10.1)

        Although PADD III has the largest supply shortfall, PADD II is believed to be the most critical region with respect to supply and transportation logistics because it is the largest, most highly populated area of the U.S. that does not have direct access to oceanborne cargoes.

        Over the last 21 years, crude oil production in PADD II has declined from approximately 1.0 million barrels per day to approximately 450,000 barrels per day. Over this same time period, refinery demand has increased from approximately 2.7 million barrels per day in 1985 to 3.3 million barrels per day for the twelve months ended October 2006. As a result, the volume of crude oil transported into PADD II has increased 71%, from 1.7 million barrels per day to 2.9 million barrels per day. This aggregate shortfall is principally supplied by direct imports from Canada to the north and from the Gulf Coast area and the Cushing Interchange to the south.

        The logistical transportation, terminalling and storage challenges associated with regional volumetric supply and demand imbalances are further complicated by the fact that crude oil from different sources is not fungible. The crude slate available to U.S. refineries consists of a substantial number of different grades and varieties of crude oil. Each crude grade has distinguishing physical properties, such as specific gravity (generally referred to as light or heavy), sulfur content (generally referred to as sweet or sour) and metals content as well as varying economic attributes. In many cases, these factors result in the need for such grades to be batched or segregated in the transportation and storage processes, blended to precise specifications or adjusted in value. In addition, from time to time, natural disasters and geopolitical factors, such as hurricanes, earthquakes, tsunamis, inclement weather, labor strikes, refinery disruptions, embargoes and armed conflicts, may impact supply, demand and transportation and storage logistics.

Refined Products Market Overview

        Once crude oil is transported to a refinery, it is broken down into different petroleum products. These "refined products" fall into three major categories: fuels such as motor gasoline and distillate fuel oil (diesel fuel); finished non-fuel products such as solvents and lubricating oils; and feedstocks for the petrochemical industry such as naphtha and various refinery gases. Demand is greatest for products in the fuels category, particularly motor gasoline.

        The characteristics of the gasoline produced depend upon the setup of the refinery at which it is produced and the type of crude oil that is used. Gasoline characteristics are also impacted by other ingredients that may be blended into it, such as ethanol. The performance of the gasoline must meet industry standards and environmental regulations that vary based on location.

        After crude oil is refined into gasoline and other petroleum products, the products must be distributed to consumers. The majority of products are shipped by pipeline to storage terminals near consuming areas, and then loaded into trucks for delivery to gasoline stations or other end users. Some of the products which are used as feedstocks are typically transported by pipeline to chemical plants.

        Demand for refined products is increasing and is affected by price levels, economic growth trends and, to a lesser extent, weather conditions. According to the EIA, consumption of refined products in the United States has risen steadily from approximately 15.7 million barrels per day in 1985 to approximately 20.7 million barrels per day for the twelve months ended October 2006, an increase of 31%. By 2030, the EIA estimates that the U.S. will consume approximately 27.6 million barrels per day of refined products, an increase of 33% over the last twelve months' levels. PAA believes that the additional demand will be met by growth in the capacity of existing refineries through large expansion projects and "capacity creep" as well as increased imports of refined products, both of which PAA believes will generate incremental demand for midstream infrastructure, such as pipelines and terminals.

        PAA believes that demand for refined products pipeline and terminalling infrastructure will also increase as a result of:

  •
  multiple specifications of existing products (also referred to as boutique gasoline blends);

  •
  specification changes to existing products, such as ultra low sulfur diesel;

  •
  new products, such as bio-fuels;

  •
  the aging of existing infrastructure; and

  •
  the potential reduction in storage capacity due to regulations governing the inspection, repair, alteration and construction of storage tanks.

        PAA intends to grow its asset base in the refined products business through expansion projects and future acquisitions. Consistent with PAA's plan to apply PAA's proven business model to these assets, PAA also intends to optimize the value of its refined products assets and better serve the needs of its customers by building a complementary refined products supply and marketing business.

LPG Products Market Overview

        LPGs are a group of hydrogen-based gases that are derived from crude oil refining and natural gas processing. They include ethane, propane, normal butane, isobutane and other related products. For transportation purposes, these gases are liquefied through pressurization. LPG is also imported into the U.S. from Canada and other parts of the world.

        LPGs are principally used as feedstock for petrochemical production processes. Individual LPG products have specific uses. For example, propane is used for home heating, water heating, cooking,

crop drying and tobacco curing. As a motor fuel, propane is burned in internal combustion engines that power over-the-road vehicles, forklifts and stationary engines. Ethane is used primarily as a petrochemical feedstock. Normal butane is used as a petrochemical feedstock, as a blend stock for motor gasoline, and to derive isobutane through isomerization. Isobutane is principally used in refinery alkylation to enhance the octane content of motor gasoline or in the production of isooctane or other octane additives. Certain LPGs are also used as diluent in the transportation of heavy oil, particularly in Canada.

        According to the EIA, consumption of LPGs in the United States has risen steadily from approximately 1.6 million barrels per day in 1985 to approximately 2.1 million barrels per day for the twelve months ended October 2006, an increase of 33%. By 2030, the EIA estimates that the U.S. will consume approximately 2.4 million barrels per day of LPGs, an increase of 13% over the last twelve months' levels. PAA believes that the additional demand will result in an increased demand for LPG infrastructure, including pipelines, storage facilities, processing facilities and import terminals.

        PAA intends to grow its asset base in the LPG business through expansion projects and future acquisitions. PAA believes that its asset base, which is principally located in the upper tier of the U.S., Oklahoma and California, provides flexibility in meeting the needs of its customers and opportunities to capitalize on regional supply/demand imbalances in LPG markets.

Natural Gas Storage Market Overview

        After treatment for impurities such as carbon dioxide and hydrogen sulfide and processing to separate heavier hydrocarbons from the gas stream, natural gas from one source generally is fungible with natural gas from any other source. Because of its fungibility and physical volatility and the fact that it is transported in a gaseous state, natural gas presents different logistical transportation challenges than crude oil and refined products; however, PAA believes the U.S. natural gas supply and demand situation will ultimately face storage challenges very similar to those that exist in the North American crude oil sector. PAA believes these factors will result in an increased need and an attractive valuation for natural gas storage facilities in order to balance market demands. From 1990 to 2005, domestic natural gas production grew approximately 2% while domestic natural gas consumption rose approximately 15%, resulting in an approximate 175% increase in the domestic supply shortfall over that time period. In addition, significant excess domestic production capacity contractually withheld from the market by take-or-pay contracts between natural gas producers and purchasers in the late 1980s and early 1990s has since been eliminated. This trend of an increasing domestic supply shortfall is expected to continue. By 2030, the EIA estimates that the U.S. will require approximately 5.5 trillion cubic feet of annual net natural gas imports (or approximately 15 billion cubic feet per day) to meet its demand, nearly 1.4 times the 2005 annual shortfall.

        The vast majority of the projected supply shortfall is expected to be met with imports of liquefied natural gas (LNG). According to the FERC, as of January 2007, plans for 34 new LNG terminals in the United States and Bahamas have been proposed, 17 of which are to be situated along the Gulf Coast. Of the 17 proposed Gulf Coast facilities, three are under construction, nine have been approved by the appropriate regulatory agencies, and five have been proposed to the appropriate regulatory agencies. These facilities will be used to re-gasify the LNG prior to shipment in pipelines to natural gas markets.

        Normal depletion of regional natural gas supplies will require additional storage capacity to pre-position natural gas supplies for seasonal usage. In addition, PAA believes that the growth of LNG as a supply source will also increase the demand for natural gas storage as a result of inconsistent surges and shortfalls in supply based on LNG tanker deliveries, similar in many respects to the issues associated with waterborne crude oil imports. LNG shipments are exposed to a number of risks related to natural disasters and geopolitical factors, including hurricanes, earthquakes, tsunamis, inclement weather, labor strikes and facility disruptions, which can impact supply, demand and transportation and storage logistics. These factors are in addition to the already dramatic impact of seasonality and regional weather issues on natural gas markets.

Description of Segments and Associated Assets

        PAA's business activities are conducted through three segments—Transportation, Facilities and Marketing. PAA has an extensive network of transportation, terminalling and storage facilities at major market hubs and in key oil producing basins and crude oil, refined product and LPG transportation corridors in the United States and Canada.

        Following is a description of the activities and assets for each of PAA's business segments.

  Transportation

        PAA's transportation segment operations generally consist of fee-based activities associated with transporting volumes of crude oil and refined products on pipelines and gathering systems.

        As of December 31, 2006, PAA employed a variety of owned or leased long-term physical assets throughout the United States and Canada in this segment, including approximately:

  •
  20,000 miles of active crude oil and refined products pipelines and gathering systems;

  •
  30 million barrels of active, above-ground tank capacity used primarily to facilitate pipeline movements; and

  •
  57 transport and storage barges and 30 transport tugs through PAA's 50% interest in Settoon Towing.

        PAA generates revenue through a combination of tariffs, third party leases of pipeline capacity, transportation fees, barrel exchanges and buy/sell arrangements. PAA also includes in this segment its equity earnings from its investments in the Butte and Frontier pipeline systems, in which PAA owns minority interests, and Settoon Towing, in which PAA owns a 50% interest.

        Substantially all of PAA's pipeline systems are controlled or monitored from one of four central control rooms with computer systems designed to continuously monitor real-time operational data, such as measurement of crude oil quantities injected into and delivered through the pipelines, product flow rates, and pressure and temperature variations. The systems are designed to enhance leak detection capabilities, sound automatic alarms in the event of operational conditions outside of pre-established parameters and provide for remote controlled shut-down of the majority of PAA's pump stations on the pipeline systems. Pump stations, storage facilities and meter measurement points along the pipeline systems are linked by satellite, radio, fiber optic cable, telephone, or a combination thereof to provide communications for remote monitoring and in some instances operational control, which reduces PAA's requirement for full-time site personnel at most of these locations.

        PAA makes repairs on and replacements of its mainline pipeline systems when necessary or appropriate. PAA attempts to control corrosion of the mainlines through the use of cathodic protection, corrosion inhibiting chemicals injected into the crude and refined product streams and other protection systems typically used in the industry. Maintenance facilities containing spare parts and equipment for pipe repairs, as well as trained response personnel, are strategically located along the pipelines and in concentrated operating areas. PAA believes that all of its pipelines have been constructed and are maintained in all material respects in accordance with applicable federal, state, provincial and local laws and regulations, standards prescribed by the American Petroleum Institute ("API"), the Canadian Standards Association and accepted industry practice as required or considered appropriate under the circumstances. See "—Regulation."

        Following is a tabular presentation of all of PAA's active pipeline assets in the United States and Canada as of December 31, 2006, grouped by geographic location:

Region	Pipeline/Gathering System	% Ownership	System Miles	2006 Average Net Barrels per Day(1)
Southwest US	Basin Dollarhide El Paso—Albuquerque (refined products) Garden City Hardeman Iatan Iraan Merkel Mesa New Mexico Permian Basin Gathering Spraberry Gathering Texas West Texas Gathering	87% 100% 100% 100% 100% 100% 100% 100% 63% 100% 100% 100% 100% 100%	519 24 257 63 107 360 98 128 80 1,163 780 727 1,498 738	332,000 5,000 28,000 10,000 4,000 21,000 31,000 4,000 31,000 81,000 59,000 42,000 75,000 85,000
Western US	All American Line 63 Line 2000 San Joaquin Valley	100% 100% 100% 100%	136 323 151 77	49,000 86,000 73,000 88,000
US Rocky Mountain	AREPI Beartooth Bighorn Butte(3) Frontier Glacier(3) North Dakota/Trenton Rocky Mountain Gathering Rocky Mountain Products (refined products) Salt Lake City Core	100% 50% 58% 22% 22% 21% 100% 100% 100% 100%	42 76 336 370 290 614 731 400 554 960	46,000 15,000 15,000 18,000 46,000 20,000 89,000 27,000 61,000 45,000
US Gulf Coast	ArkLaTex Atchafalaya BOA Bridger Lakes CAM (Segment I/Segment II) Capline(2) Capwood/Patoka Cocodrie East Texas Eugene Island Golden Meadow Deleck Mississippi/Alabama Pearsall Red River Red Rock	100% 100% 100% 100% 60%/0% 22% 76% 100% 100% 100% 100% 100% 100% 100% 100% 100%	87 35 107 19 47 633 58 66 9 66 37 119 837 62 359 54	21,000 20,000 82,000 1,000 131,000 160,000 99,000 6,000 8,000 11,000 3,000 29,000 87,000 2,000 13,000 3,000
	Sabine Pass Southwest Louisiana Turtle Bayou	100% 100% 100%	33 205 14	12,000 4,000 3,000

Central US	Cushing to Broome Midcontinent Oklahoma	100% 100% 100%	103 1,197 1,629	73,000 35,000 59,000

	Domestic Total		17,378	2,348,000
Canada	Cactus Lake(3) Cal Ven Joarcam Manito Milk River Rangeland South Saskatchewan Wapella Wascana	100% 100% 100% 100% 100% 100% 100% 100% 100%	115 148 31 381 33 938 344 73 107	16,000 16,000 4,000 61,000 96,000 66,000 47,000 11,000 3,000

	Canada Total		2,170	320,000

	Total		19,548	2,668,000

(1)
Represents average volumes for the entire year of 2006.

(2)
Non-operated pipeline.

(3)
For January through March 2006, PAA's interest was 15%; PAA acquired the remaining interest in March 2006.

        Below is a detailed description of PAA's more significant transportation segment assets.

Major Transportation Assets

  All American Pipeline System

        The All American Pipeline is a common-carrier crude oil pipeline system that transports crude oil produced from certain outer continental shelf, which we refer to as OCS, fields offshore California via connecting pipelines to refinery markets in California. The system extends approximately 10 miles along the California coast from Las Flores to Gaviota (24-inch diameter pipe) and continues from Gaviota approximately 126 miles to PAA's station in Emidio, California (30-inch diameter pipe). Between Gaviota and PAA's Emidio Station, the All American Pipeline interconnects with PAA's San Joaquin Valley (or SJV) Gathering System, Line 2000 and Line 63, as well as other third party intrastate pipelines. The system is subject to tariff rates regulated by the FERC.

        The All American Pipeline currently transports OCS crude oil received at the onshore facilities of the Santa Ynez field at Las Flores and the onshore facilities of the Point Arguello field located at Gaviota. ExxonMobil, which owns all of the Santa Ynez production, and Plains Exploration and Production Company and other producers that together own approximately 70% of the Point Arguello production, have entered into transportation agreements committing to transport all of their production from these fields on the All American Pipeline. These agreements provide for a minimum tariff with annual escalations based on specific composite indices. The producers from the Point Arguello field that do not have contracts with us have no other existing means of transporting their production and, therefore, ship their volumes on the All American Pipeline at the filed tariffs. For 2006 and 2005, tariffs on the All American Pipeline averaged $2.07 per barrel and $1.87 per barrel, respectively. The agreements do not require these owners to transport a minimum volume. These agreements, which had an initial term expiring in August 2007, include an annual one year evergreen provision that requires one year's advance notice to cancel.

        With the acquisition of Line 2000 and Line 63, a significant portion of PAA's transportation segment profit is derived from the pipeline transportation business associated with the Santa Ynez and Point Arguello fields and fields located in the San Joaquin Valley. PAA estimates that a 5,000 barrel per day decline in volumes shipped from the outer continental shelf fields would result in a decrease in annual transportation segment profit of approximately $6.7 million. A similar decline in volumes shipped from the San Joaquin Valley would result in an estimated $3.1 million decrease in annual transportation segment profit.

        The table below sets forth the historical volumes received from both of these fields for the past five years:

	Year Ended December 31
	2006	2005	2004	2003	2002
	(Barrels in thousands)
Average daily volumes received from:
Point Arguello (at Gaviota)	9	10	10	13	16
Santa Ynez (at Las Flores)	40	41	44	46	50

Total	49	51	54	59	66

  Basin Pipeline System

        PAA owns an approximate 87% undivided joint interest in and act as operator of the Basin Pipeline System. The Basin system is a primary route for transporting Permian Basin crude oil to Cushing, Oklahoma, for further delivery to Mid-Continent and Midwest refining centers. The Basin system is a 519-mile mainline, telescoping crude oil system with a capacity ranging from approximately 144,000 barrels per day to 400,000 barrels per day depending on the segment. System throughput (as measured by system deliveries) was approximately 332,000 barrels per day (net to PAA's interest) during 2006. Within the current operating range, a 20,000 barrel per day decline in volumes shipped on the Basin system would result in a decrease in annual transportation segment profit of approximately $2.2 million.

        The Basin system consists of four primary movements of crude oil: (i) barrels that are shipped from Jal, New Mexico to the West Texas markets of Wink and Midland; (ii) barrels that are shipped from Midland to connecting carriers at Colorado City; (iii) barrels that are shipped from Midland and Colorado City to connecting carriers at either Wichita Falls or Cushing; and (iv) foreign and Gulf of Mexico barrels that are delivered into Basin at Wichita Falls and delivered to connecting carriers at Cushing. The system also includes approximately 5.5 million barrels (4.8 million barrels, net to PAA's interest) of crude oil storage capacity located along the system. In 2004, PAA expanded an approximate 425-mile section of the system from Midland to Cushing. With the completion of this expansion, the capacity of this section has increased approximately 15%, from 350,000 barrels per day to approximately 400,000 barrels per day. The Basin system is subject to tariff rates regulated by the FERC.

  Capline/Capwood Pipeline Systems

        The Capline Pipeline System, in which PAA owns a 22% undivided joint interest, is a 633-mile, 40-inch mainline crude oil pipeline originating in St. James, Louisiana, and terminating in Patoka, Illinois. The Capline Pipeline System is one of the primary transportation routes for crude oil shipped into the Midwestern U.S., accessing over 2.7 million barrels of refining capacity in PADD II. Shell is the operator of this system. Capline has direct connections to a significant amount of crude production in the Gulf of Mexico. In addition, with its two active docks capable of handling 600,000-barrel tankers as well as access to the Louisiana Offshore Oil Port, it is a key transporter of sweet and light sour foreign crude to PADD II. With a total system operating capacity of 1.14 million barrels per day of crude oil, approximately 248,000 barrels per day are subject to PAA's interest. During 2006, throughput on PAA's interest averaged approximately 160,000 barrels per day. A 10,000 barrel per day decline in volumes shipped on the Capline system would result in a decrease in PAA's annual transportation segment profit of approximately $1.4 million.

        The Capwood Pipeline System, in which PAA owns a 76% undivided joint interest, is a 58-mile, 20-inch mainline crude oil pipeline originating in Patoka, Illinois, and terminating in Wood River, Illinois. The Capwood Pipeline System has an operating capacity of 277,000 barrels per day of crude oil. Of that capacity, approximately 211,000 barrels per day are subject to PAA's interest. The system has the ability to deliver crude oil at Wood River to several other PADD II refineries and pipelines. Movements on the Capwood system are driven by the volumes shipped on Capline as well as by volumes of Canadian crude that can be delivered to Patoka via the Mustang Pipeline. PAA assumed the operatorship of the Capwood system from Shell Pipeline Company LP at the time of purchase. During 2006, throughput net to PAA's interest averaged approximately 99,000 barrels per day.

  Line 2000

        PAA owns and operates Line 2000, an intrastate common carrier crude oil pipeline that originates at PAA's Emidio Pump Station and transports crude oil produced in the San Joaquin Valley and California outer continental shelf to refineries and terminal facilities in the Los Angeles Basin. Line 2000 is a 151-mile trunk pipeline with a throughput capacity of 130,000 barrels per day. For the full year of 2006, throughput on Line 2000 averaged approximately 73,000 barrels per day.

  Line 63

        The Line 63 system is an intrastate common carrier crude oil pipeline system that transports crude oil produced in the San Joaquin Valley and California outer continental shelf to refineries and terminal facilities in the Los Angeles Basin and in Bakersfield. The Line 63 system consists of a 107-mile trunk pipeline, originating at PAA's Kelley Pump Station in Kern County, California and terminating at PAA's West Hynes Station in Long Beach, California. The Line 63 system includes 60 miles of distribution pipelines in the Los Angeles Basin and in the Bakersfield area, 156 miles of gathering pipelines in the San Joaquin Valley, and 22 storage tanks with approximately 1.2 million barrels of storage capacity. These storage assets, the majority of which are located in the San Joaquin Valley, are used primarily to facilitate the transportation of crude oil on the Line 63 system. Line 63 has a throughput capacity of approximately 105,000 barrels per day. For the full year of 2006, throughput on Line 63 averaged approximately 86,000 barrels per day.

  Rangeland System

        The Rangeland system includes the Mid Alberta Pipeline and the Rangeland Pipeline. The Mid Alberta Pipeline is a 138-mile proprietary pipeline with a throughput capacity of approximately 50,000 barrels per day if transporting light crude oil. The Mid Alberta Pipeline originates in Edmonton, Alberta and terminates in Sundre, Alberta where it connects to the Rangeland Pipeline. The Rangeland Pipeline is a proprietary pipeline system that consists of approximately 800 miles of gathering and trunk pipelines and is capable of transporting crude oil, condensate and butane either north to Edmonton, Alberta via third-party pipeline connections or south to the U.S./Canadian border near Cutbank, Montana where it connects to PAA's Western Corridor system. The trunk pipeline from Sundre, Alberta to the U.S./Canadian border consists of approximately 250 miles of trunk pipelines and has a current throughput capacity of approximately 85,000 barrels per day if transporting light crude oil. The trunk system from Sundre, Alberta north to Rimbey, Alberta is a bi-directional system that consists of three parallel trunk pipelines: a 56-mile pipeline for low sulfur crude oil, a 63-mile pipeline for high sulfur crude oil, and a 56-mile pipeline for condensate and butane. From Rimbey, third-party pipelines move product north to Edmonton. For the full year of 2006, 22,500 barrels per day of crude oil was transported on the segment of the pipeline from Sundre north to Edmonton and 43,500 barrels per day was transported on the pipeline from Sundre south to the United States.

  Western Corridor System

        The Western Corridor system is an interstate and intrastate common carrier crude oil pipeline system that consists of 1,012 miles of pipelines extending from the U.S./Canadian border near Cutbank, Montana, where it receives deliveries from PAA's Rangeland Pipeline and the Cenex Pipeline, and terminates at Guernsey, Wyoming with connections to PAA's Salt Lake City Core system, the Frontier Pipeline and various third-party pipelines. The Western Corridor system consists of three contiguous trunk pipelines: Glacier Pipeline, Beartooth Pipeline and Big Horn Pipeline.

  •
  Glacier Pipeline.  PAA owns a 20.8% undivided interest in Glacier Pipeline, which provides PAA with approximately 25,000 barrels per day of throughput capacity. Glacier Pipeline consists of 614 miles of two parallel crude oil pipelines, a 277-mile, 12-inch trunk pipeline, a 288-mile, 8-inch and 10-inch trunk pipeline, and a 49-mile 12-inch loop line, all extending from the Canadian border and Cutbank, Montana to Billings, Montana. Shipments on Glacier Pipeline can be delivered either to refineries in Billings and Laurel, Montana or into PAA's Beartooth pipeline. For the full year of 2006, PAA's throughput on Glacier Pipeline was approximately 20,000 barrels per day. ConocoPhillips Pipe Line Company is the operator of the Glacier Pipeline.

  •
  Beartooth Pipeline.  PAA owns a 50% undivided interest in Beartooth Pipeline, which provides PAA with approximately 25,000 barrels per day of throughput capacity. Beartooth Pipeline is a 76-mile, 12-inch trunk pipeline from Billings, Montana to Elk Basin, Wyoming. Beartooth Pipeline was constructed to connect PAA's Glacier Pipeline with PAA's Big Horn Pipeline where all shipments are delivered. For the full year of 2006, PAA's throughput on Beartooth Pipeline was approximately 15,000 barrels per day. PAA operates the Beartooth Pipeline.

  •
  Big Horn Pipeline.  PAA owns a 57.6% undivided interest in Big Horn Pipeline, which provides PAA with approximately 33,900 barrels per day of throughput capacity. Big Horn Pipeline consists of a 231-mile, 12-inch trunk pipeline from Elk Basin, Wyoming to Casper, Wyoming and a 105-mile, 12-inch trunk pipeline from Casper, Wyoming to Guernsey, Wyoming. Shipments on PAA's Big Horn Pipeline can be delivered either to Wyoming refineries directly, into Frontier Pipeline at Casper, Wyoming or into the Salt Lake City Core system, the Suncor Pipeline, or Platte Pipeline at Guernsey, Wyoming. For the full year of 2006, PAA's interest in throughput on Big Horn Pipeline was approximately 15,000 barrels per day. PAA operates the Big Horn Pipeline.

        PAA also owns various undivided interests in 22 storage tanks along the Western Corridor System that provide PAA with a total of approximately 1.3 million barrels of storage capacity.

  Salt Lake City Core System

        PAA owns and operates the Salt Lake City Core system, an interstate and intrastate common carrier crude oil pipeline system that transports crude oil produced in Canada and the U.S. Rocky Mountain region primarily to refiners in Salt Lake City. The Salt Lake City Core system consists of 960 miles of trunk pipelines with a combined throughput capacity of approximately 114,000 barrels per day to Salt Lake City, 209 miles of gathering pipelines, and 32 storage tanks with a total of approximately 1.4 million barrels of storage capacity. This system originates in Ft. Laramie, Wyoming, receives deliveries from the Western Corridor system at Guernsey, Wyoming and can deliver to Salt Lake City, Utah and Rangely, Colorado. For the full year of 2006, approximately 45,000 barrels per day were delivered to Salt Lake City directly through PAA's pipelines and of this amount approximately

11,600 barrels per day were delivered indirectly through connections to a Chevron pipeline. PAA is constructing a 95-mile expansion of this system to Salt Lake City, which is scheduled to be completed in early 2008. When completed, the pipeline will have an estimated capacity of 120,000 barrels per day. The cost of this project is supported by 10-year transportation contracts that have been executed with four Salt Lake City refiners. Also, in February 2007, PAA signed a letter of intent to sell a 25% interest in this line to Holly Energy Partners, L.P. As part of this agreement, Holly Refining and Marketing will enter into a 10-year transportation agreement on terms consistent with the four previously committed refiners. PAA's portion of the total project cost is estimated to be $75 million, of which approximately $52 million is scheduled to be spent in 2007.

  Cheyenne Pipeline

        Pursuant to a transportation agreement, PAA is constructing a 16-inch crude oil pipeline, approximately 93 miles in length, from Fort Laramie to Cheyenne, Wyoming, in exchange for a ten-year firm commitment to ship 35,000 barrels per day on the new pipeline and lease approximately 300,000 barrels of storage capacity at Fort Laramie. The project also includes 10 miles of a 24-inch pipeline from Guernsey to Fort Laramie. The total project cost is estimated to be $72 million of which $58 million is the estimated remaining project cost to be incurred in 2007. The project is expected to be completed in the third quarter of 2007. Initial capacity will be 55,000 barrels per day.

  Rocky Mountain Products Pipeline System

        The Rocky Mountain Products Pipeline System consists of a 554-mile refined products pipeline extending from Casper, Wyoming east to Rapid City, South Dakota and south to Colorado Springs, Colorado. The Rocky Mountain Products Pipeline originates near Casper, Wyoming, where it serves as a connecting point with Sinclair's Little America Refinery and the ConocoPhillips Seminole Pipeline, which transports product from Billings, Montana area refineries. The system continues to Douglas, Wyoming where it branches off to serve PAA's Rapid City, South Dakota terminal approximately 190 miles away. This segment also receives product from Wyoming Refining Company via a third-party pipeline at a connection located near the border of Wyoming and South Dakota. From Douglas, Wyoming, the Rocky Mountain Products Pipeline continues south to PAA's terminals at Cheyenne, Wyoming, where it receives refined products from a refinery via a third-party pipeline, and continues on to Denver, Colorado and Colorado Springs, Colorado. PAA's Denver terminal also receives refined products from Sinclair Pipeline. The various segments of the Rocky Mountain Products Pipeline have a combined throughput capacity of 85,000 barrels per day. For the full year of 2006, PAA's throughput on the Rocky Mountain Products Pipeline System was approximately 61,000 barrels per day (average for the entire year). The Rocky Mountain Products Pipeline System includes products terminals at Rapid City, South Dakota, Cheyenne, Wyoming and Denver and Colorado Springs, Colorado with a combined storage capacity of 1.7 million barrels.

  El Paso to Albuquerque System

        The El Paso to Albuquerque refined products pipeline system is one of three refined products pipeline systems located in Texas and New Mexico. The El Paso to Albuquerque Products Pipeline system is a 257-mile system originating in El Paso, Texas, and terminating in Albuquerque, New Mexico, with approximately 28,200 barrels per day of throughput capacity. The El Paso to Albuquerque system receives various types of refined product at its origination station from Western Refining and Navajo Refining, and delivers product to third party terminals in Belen and Albuquerque, New Mexico. For the full year of 2006, PAA's throughput on the El Paso to Albuquerque system was approximately 28,000 barrels per day.

  Facilities

        PAA's facilities segment generally consists of fee-based activities associated with providing storage, terminalling and throughput services for crude oil, refined products and LPG, as well as LPG fractionation and isomerization services.

        As of December 31, 2006, PAA employed a variety of owned or leased long-term physical assets throughout the United States and Canada in this segment, including:

  •
  approximately 30 million barrels of active, above ground terminalling and storage facilities;

  •
  approximately 1.3 million barrels of active, underground terminalling and storage facilities; and

  •
  two fractionation plants and one isomerization unit with aggregate processing capacity of 26,400 barrels per day.

        At year-end 2006, PAA was in the process of constructing approximately 12.5 million barrels of additional above-ground terminalling and storage facilities, which PAA expects to place in service during 2007 and 2008.

        PAA's facilities segment also includes its equity earnings from its investment in PAA/Vulcan. At December 31, 2006, PAA/Vulcan owned and operated approximately 25.7 billion cubic feet of underground storage capacity and was constructing an additional 24 billion cubic feet of underground storage capacity which is expected to be placed in service in stages over the next three years.

        PAA generates revenue through a combination of month-to-month and multi-year leases and processing arrangements. Revenues generated in this segment include (i) storage fees that are generated when PAA leases tank capacity and (ii) terminalling fees, or throughput fees, that are generated when PAA receives crude oil from one connecting pipeline and redeliver crude oil to another connecting carrier.

        Following is a tabular presentation of PAA's active facilities segment assets and those under construction in the United States and Canada as of December 31, 2006, grouped by product type:

Facility	Facility Description	Capacity
Crude oil and refined products
Cushing	Crude oil terminalling and storage facility at the Cushing Interchange	7.4 million barrels
Eastern	Refined products terminals in Philadelphia, Pennsylvania and Paulsboro, New Jersey	3.1 million barrels
Kerrobert	Crude oil terminalling and storage facility located near Kerrobert, Saskatchewan	1.7 million barrels
LA Basin	Crude oil and refined products storage and pipeline distribution system in Los Angeles Basin	9.0 million barrels
Martinez and Richmond	Crude oil and refined products storage terminals in the San Francisco area	4.5 million barrels
Mobile and Ten Mile	Crude oil marine and storage terminals in Mobile, Alabama	3.3 million barrels
St. James	Crude oil terminal in Louisiana (Phase I)	1.2 million barrels

LPG
Alto	Butane and propane salt cavern storage terminal in Michigan	1.3 million barrels
Arlington and Washougal	Transloading LPG terminals in Washington	< 0.1 million barrels
Claremont	Transloading LPG terminal in New Hampshire	< 0.1 million barrels
Cordova	Transloading LPG terminal in Illinois	< 0.1 million barrels
Fort Madison	Propane pipeline terminal in Iowa	< 0.1 million barrels
High Prairie	Fractionation facility in Alberta, producing butane, propane and stabilized condensate	< 0.1 million barrels
Kincheloe	Transloading LPG terminal in Michigan	< 0.1 million barrels
Schaefferstown	Refrigerated storage terminal in Pennsylvania Facility	0.5 million barrels
Shafter	Isomerization facility in California, producing isobutane, propane and stabilized condensate	0.2 million barrels
Tulsa	Propane pipeline terminal in Oklahoma	< 0.1 million barrels
Natural Gas
Bluewater/Kimball	Natural gas storage facility in Michigan	25.7 Bcf(1)
Under Construction
Martinez	Expansion to crude oil and refined products terminal in California	0.9 million barrels
Mobile and Ten Mile	Expansion to crude oil terminal in Alabama	0.6 million barrels
Patoka	Crude oil storage and terminal facility in Patoka, Illinois	2.6 million barrels
Pier 400	Deepwater petroleum import terminal in the Port of Los Angeles	Under Development
Pine Prairie	Natural gas storage facility in Louisiana	24 Bcf(1)
Cushing	Expansion to crude oil terminalling and storage facility at the Cushing Interchange	3.4 million barrels
St. James	Expansion to crude oil terminal in Louisiana (Phase I and II)	5.0 million barrels

(1)
PAA's interest in these facilities is 50% of the capacity stated above

        Below is a detailed description of PAA's more significant facilities segment assets.

Major Facilities Assets

  Cushing Terminal

        PAA's Cushing Terminal is located at the Cushing Interchange, one of the largest wet-barrel trading hubs in the U.S. and the delivery point for crude oil futures contracts traded on the NYMEX. The Cushing Terminal has been designated by the NYMEX as an approved delivery location for crude oil delivered under the NYMEX light sweet crude oil futures contract. As the NYMEX delivery point and a cash market hub, the Cushing Interchange serves as a primary source of refinery feedstock for the Midwest refiners and plays an integral role in establishing and maintaining markets for many varieties of foreign and domestic crude oil. PAA's Cushing Terminal was constructed in 1993, with an initial tankage capacity of 2 million barrels, to capitalize on the crude oil supply and demand imbalance in the Midwest. The facility was designed to handle multiple grades of crude oil while minimizing the interface and enable deliveries to connecting carriers at their maximum rate. The facility also incorporates numerous environmental and operations safeguards that distinguish it from all other facilities at the Cushing Interchange.

        Since 1999, PAA has completed five separate expansion phases, which increased the capacity of the Cushing Terminal to a total of approximately 7.4 million barrels. The Cushing Terminal now consists of fourteen 100,000-barrel tanks, four 150,000-barrel tanks and twenty 270,000-barrel tanks, all of which are used to store and terminal crude oil. PAA's tankage ranges in age from one year to approximately 13 years with an average age of six years. In contrast, PAA estimates that the average age of the remaining tanks in Cushing owned by third parties is in excess of 40 years.

        In September 2006, PAA announced its Phase VI expansion of its Cushing Terminal facility. Under the Phase VI expansion, PAA will construct approximately 3.4 million barrels of additional tankage. The Phase VI project will expand the total capacity of the facility to 10.8 million barrels and, including manifold modifications, is expected to cost approximately $48 million of which $34 million is the estimated remaining project cost to be incurred in 2007. PAA estimates that the new tankage will become operational near year end 2007. The expansion is supported by multi-year lease agreements.

  Eastern Terminals

        PAA owns three refined product terminals in the Philadelphia, Pennsylvania area: a 0.9 million barrel terminal in North Philadelphia, a 0.6 million barrel terminal in South Philadelphia and a 1.6 million barrel terminal in Paulsboro, New Jersey. PAA's Philadelphia area terminals have 40 storage tanks with combined storage capacity of 3.1 million barrels. The terminals have 20 truck loading lanes, two barge docks and a ship dock. The Philadelphia area terminals provide services and products to all of the refiners in the Philadelphia harbor. The North Philadelphia and Paulsboro terminals have dock facilities that can load approximately 10,000 to 12,000 barrels per hour of refined products and black oils. The Philadelphia area terminals also receive products from connecting pipelines and offer truck loading services, barge cleaning and tug fuel services.

        At PAA's Philadelphia area terminals, PAA has completed an ethanol expansion project which enabled PAA to increase its ethanol handling and blending capabilities as well as increase its marine receipt capabilities. PAA plans to expand its Paulsboro facility by approximately 1.0 million barrels consisting of eight tanks ranging from 50,000 barrels to 150,000 barrels. This expansion is in the permitting stage and is scheduled to be completed in the fourth quarter of 2007 at an estimated cost of $44 million, of which approximately $12 million is scheduled to be spent in 2007.

  Kerrobert

        PAA owns a crude oil and condensate storage and terminalling facility located near Kerrobert, Saskatchewan with a storage capacity of approximately 1.7 million barrels. The facility is connected to

PAA's Manito and Cactus Lake pipeline systems. In 2006, PAA increased the storage capacity at its Kerrobert facility by 900,000 barrels of tankage, bringing the total storage capacity to 1.7 million barrels. The cost of the expansion is estimated to be approximately $43 million, of which approximately $10 million was incurred in 2007.

  Los Angeles Area Storage and Distribution System

        PAA owns four crude oil and refined product storage facilities in the Los Angeles area with a total of 9.0 million barrels of storage capacity and a distribution pipeline system of approximately 70 miles of pipeline in the Los Angeles Basin. The storage facility includes 34 storage tanks. Approximately 7.0 million barrels of the storage capacity are in active commercial service, 0.5 million barrels are used primarily for throughput to other storage tanks and do not generate revenue independently, approximately 1.2 million barrels are idle but could be reconditioned and brought into service and approximately 0.3 million barrels are in displacement oil service. PAA refurbished and placed in service 0.3 million barrels of black oil storage capacity in the third quarter of 2006 and completed refurbishing an additional 0.3 million barrels of black oil storage in the first quarter of 2007. PAA is also making infrastructure changes to increase pumping capacity and improve operating efficiencies, which PAA expects to complete in 2007. PAA uses the Los Angeles area storage and distribution system to service the storage and distribution needs of the refining, pipeline and marine terminal industries in the Los Angeles Basin. In addition, the Los Angeles area system has 17 storage tanks with a total of approximately 0.4 million barrels of storage capacity that are out of service. PAA is in the process of completing refurbishments and infrastructure changes at this facility. The Los Angeles area system's pipeline distribution assets connect its storage assets with major refineries, PAA's Line 2000 pipeline, and third-party pipelines and marine terminals in the Los Angeles Basin. The system is capable of loading and off-loading marine shipments at a rate of 25,000 barrels per hour and transporting the product directly to or from certain refineries, other pipelines or its storage facilities. In addition, PAA can deliver crude oil and feedstocks from its storage facilities to the refineries served by this system at rates of up to 6,000 barrels per hour.

  Martinez and Richmond Terminals

        PAA owns two terminals in the San Francisco, California area: a 3.9 million barrel terminal at Martinez (which provides refined product and crude oil service) and a 0.6 million barrel terminal at Richmond (which provides refined product service). PAA's San Francisco area terminals currently have 49 storage tanks with 4.5 million barrels of combined storage capacity that are connected to area refineries through a network of owned and third-party pipelines that carry crude oil and refined products to and from area refineries. The terminals have dock facilities that can load between approximately 4,000 and 10,000 barrels per hour of refined products. There is also a rail spur at the Richmond terminal that is able to receive products by train.

        PAA recently added 450,000 barrels of storage capacity at the Martinez terminal and is constructing an additional 850,000 barrels of storage capacity for completion in the third quarter of 2007 at a remaining estimated project cost of approximately $25 million.

  Mobile and Ten Mile Terminal

        PAA has a marine terminal in Mobile, Alabama (the "Mobile Terminal") that consists of eighteen tanks ranging in size from 10,000 barrels to 225,000 barrels, with current useable capacity of 1.5 million barrels. Approximately 1.8 million barrels of additional storage capacity is available at PAA's nearby Ten Mile Facility through a 36" pipeline connecting the two facilities. In 2006, PAA started construction of a 600,000 barrel tank at the Ten Mile Facility. The cost for this tank is expected to be approximately $8.4 million of which $5.8 million is the estimated remaining project cost to be incurred in 2007. The new tank is expected to be in service in the third quarter of 2007.

        The Mobile Terminal is equipped with a ship/tanker dock, barge dock, truck-unloading facilities and various third party connections for crude oil movements to area refiners. Additionally, the Mobile Terminal serves as a source for imports of foreign crude oil to PADD II refiners through PAA's Mississippi/Alabama pipeline system, which connects to the Capline System at PAA's station in Liberty, Mississippi.

  St. James Terminal

        In 2005, PAA began construction of a 3.5 million barrel crude oil terminal at the St. James crude oil interchange in Louisiana, which is one of the three most liquid crude oil interchanges in the United States. In the first phase of construction, PAA built seven tanks ranging from 210,000 barrels to 670,000 barrels with an aggregate shell capacity of approximately 3.5 million barrels. At December 31, 2006, 1.2 million barrels of capacity were in service. Phase I was completed in the second quarter of 2007, bringing total capacity to 3.5 million barrels. The facility also includes a manifold and header system that allows for receipts and deliveries with connecting pipelines at their maximum operating capacity.

        Under the Phase II project, PAA will construct approximately 2.7 million barrels of additional tankage at the facility. The Phase II project will expand the total capacity of the facility to 6.2 million barrels and is expected to cost approximately $64 million of which $41 million is the estimated project cost to be incurred in 2007. PAA estimates that the Phase II tankage will become operational in stages beginning in the fourth quarter of 2007.

  Shafter

        PAA's Shafter facility (acquired through the Andrews acquisition) provides isomerization and fractionation services to producers and customers of natural gas liquids ("NGLs") throughout the Western United States. The primary assets consist of 200,000 barrels of NGL storage, a processing facility with butane isomerization capacity of 14,000 barrels per day and NGL fractionation capacity of 9,600 barrels per day, and office facilities in California.

  Patoka Terminal

        In December 2006, PAA announced that it will build a 2.6 million barrel crude oil storage and terminal facility at the Patoka interchange in Patoka, Illinois. PAA anticipates that the new facility will become operational during the second half of 2008 for a total cost of approximately $77 million, including land costs. PAA expects to incur approximately half of the cost in 2007 and the remainder in 2008. Patoka is a growing regional hub with access to domestic and foreign crude oil volumes moving north on the Capline system as well as Canadian barrels moving south. This project will have the ability to be expanded should market conditions warrant.

  Pier 400

        PAA is in the process of developing a deepwater petroleum import terminal at Pier 400 and Terminal Island in the Port of Los Angeles to handle marine receipts of crude oil and refinery feedstocks. As currently envisioned, the project would include a deep water berth, high capacity transfer infrastructure and storage tanks, with a pipeline distribution system that will connect to various customers.

        PAA has entered into agreements with ConocoPhillips and two subsidiaries of Valero Energy Corporation that provide long-term customer commitments to off-load a total of 140,000 bpd of crude oil at the Pier 400 dock. The ConocoPhillips and Valero agreements are subject to satisfaction of various conditions, such as the achievement of various progress milestones, financing, continued economic viability, and completion of other ancillary agreements related to the project. PAA is negotiating similar long-term off-loading agreements with other potential customers.

        PAA has failed to meet certain project milestone dates set forth in its Valero agreements, and PAA is likely to miss other project milestones that are approaching under these agreements. Valero has not given any indication that it will seek to terminate such agreements. PAA expects that ongoing negotiations with Valero to extend the milestone dates will be successful and that the Valero agreements will remain in effect.

        In January 2007, PAA completed an updated cost estimate for the project. PAA is estimating that Pier 400, when completed, will cost approximately $360 million, which is subject to change depending on various factors, including: (i) the final scope of the project and the requirements imposed through the permitting process and (ii) changes in construction costs. This cost estimate assumes the construction of 4.0 million barrels of storage. PAA is in the process of securing the environmental and other permits that will be required for the Pier 400 project from a variety of governmental agencies, including the Board of Harbor Commissioners, the South Coast Air Quality Management District, various agencies of the City of Los Angeles, the Los Angeles City Council and the U.S. Army Corps of Engineers. PAA expects to have the necessary permits in the first quarter of 2008. Final construction of the Pier 400 project is subject to the completion of a land lease (that will include a dock construction agreement) with the Port of Los Angeles, receipt of environmental and other approvals, securing additional customer commitments, updating engineering and project cost estimates, ongoing feasibility evaluation, and financing. Subject to timely receipt of approvals, PAA expects construction of the Pier 400 terminal may be completed and the facility placed in service in 2009 or 2010.

  LPG Storage Facilities and Terminals

        PAA owns the following LPG storage facilities and terminals:

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  Storage facilities with the capability of storing approximately 1.7 million barrels of product;

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  Pipeline terminals consisting of (i) a 130-mile pipeline and terminal that is capable of storing 17,000 barrels of propane, and (ii) a facility that can store 7,000 barrels of propane where product is shipped out via truck; and

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  Transloading facilities where product is delivered by rail car and shipped out via truck, with approximately 24,000 barrels of operational storage capacity.

        PAA believes these facilities will further support the expansion of its LPG business in Canada and the U.S. as PAA combines the facilities' existing fee-based storage business with its wholesale propane marketing expertise. In addition, there may be opportunities to expand these facilities as LPG markets continue to develop in the region.

  Natural Gas Storage Assets

        PAA believes strategically located natural gas storage facilities with multi-cycle injection and withdrawal capabilities and access to critical transportation infrastructure will play an increasingly important role in balancing the markets and ensuring reliable delivery of natural gas to the customer during peak demand periods. PAA believes that its expertise in hydrocarbon storage, its strategically located assets, its financial strength and its commercial experience will enable PAA to play a meaningful role in meeting the challenges and capitalizing on the opportunities associated with the evolution of the U.S. natural gas storage markets.

        Bluewater.    The Bluewater gas storage facility, which is located in Michigan, is a depleted reservoir facility with an approximate 23 Bcf of capacity and is also strategically positioned. In April 2006, PAA/Vulcan acquired the Kimball gas storage facility and connected this 2.7 Bcf facility to the Bluewater facility. Natural gas storage facilities in the northern tier of the U.S. are traditionally used to meet seasonal demand and are typically cycled once or twice during a given year. Natural gas is injected during the summer months in order to provide for adequate deliverability during the peak demand winter months. Michigan is a very active market for natural gas storage as it meets nearly 75% of its peak winter demand from storage withdrawals. The Bluewater facility has direct interconnects to four major pipelines and has indirect access to another four pipelines as well as to Dawn, a major natural gas market hub in Canada.

        Pine Prairie.    The Pine Prairie facility is expected to become partially operational in 2007 and fully operational in 2009, and PAA believes it is well positioned to benefit from evolving market dynamics. The facility is located near Gulf Coast supply sources and near the existing Lake Charles LNG terminal, which is the largest LNG import facility in the United States. When completed, the Pine Prairie facility is expected to be a 24 Bcf salt cavern storage facility designed for high deliverability operating characteristics and multi-cycle capabilities. The initial phase of the facility will consist of three storage caverns with working capacity of eight Bcf per cavern and an extensive header system. Drilling operations on two of the three cavern wells is complete and drilling operations on the third cavern well commenced in late December 2006. Leaching operations on the first cavern well began in November 2006, construction of the gas handling and compression facilities began in December 2006 and construction on the pipeline interconnects began during January 2007. The site is located approximately 50 miles from the Henry Hub, the delivery point for NYMEX natural gas futures contracts, and is currently intended to interconnect with seven major pipelines serving the Midwest and the East Coast. Three additional pipelines are also located in the vicinity and offer the potential for future interconnects. PAA believes the facility's operating characteristics and strategic location position Pine Prairie to support the commercial functions of power generators, pipelines, utilities, energy merchants and LNG re-gasification terminal operators and provide potential customers with superior flexibility in managing their price and volumetric risk and balancing their natural gas requirements. In January 2007, an additional 240 acres of land were purchased adjacent to the Pine Prairie project to support future expansion activities.

  Marketing

        PAA's marketing segment operations generally consist of the following merchant activities:

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  the purchase of U.S. and Canadian crude oil at the wellhead and the bulk purchase of crude oil at pipeline and terminal facilities, as well as the purchase of foreign cargoes at their load port and various other locations in transit;

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  the storage of inventory during contango market conditions;

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  the purchase of refined products and LPG from producers, refiners and other marketers;

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  the resale or exchange of crude oil, refined products and LPG at various points along the distribution chain to refiners or other resellers to maximize profits; and

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  arranging for the transportation of crude oil, refined products and LPG on trucks, barges, railcars, pipelines and ocean-going vessels to PAA's terminals and third-party terminals.

        PAA's marketing activities are designed to produce a stable baseline of results in a variety of market conditions, while at the same time providing upside exposure to opportunities inherent in volatile market conditions. These activities utilize storage facilities at major interchange and terminalling locations and various hedging strategies to reduce the negative impact of market volatility and provide counter-cyclical balance. The tankage that is used to support PAA's arbitrage activities positions us to capture margins in a contango market (when the oil prices for future deliveries are higher than the current prices) or when the market switches from contango to backwardation (when the oil prices for future deliveries are lower than the current prices).

        In addition to substantial working inventories and working capital associated with its merchant activities, the marketing segment also employs significant volumes of crude oil and LPG as linefill or minimum inventory requirements under service arrangements with transportation carriers and terminalling providers. The marketing segment also employs trucks, trailers, barges, railcars and leased storage.

        As of December 31, 2006, the marketing segment owned crude oil and LPG classified as long-term assets and a variety of owned or leased long-term physical assets throughout the United States and Canada, including:

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  7.9 million barrels of crude oil and LPG linefill in pipelines owned by the Partnership;

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  1.5 million barrels of crude oil and LPG linefill in pipelines owned by third parties;

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  500 trucks and 600 trailers; and

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  1,300 railcars.

        In connection with its operations, the marketing segment secures transportation and facilities services from PAA's other two segments as well as third-party service providers under month-to-month and multi-year arrangements. Inter-segment transportation service rates are based on posted tariffs for pipeline transportation services. Facilities segment services are also obtained at rates consistent with rates charged to third parties for similar services; however, certain terminalling and storage rates are discounted to PAA's marketing segment to reflect the fact that these services may be canceled on short notice to enable the facilities segment to provide services to third parties.

        PAA purchases crude oil and LPG from multiple producers and believe that it generally has established long-term, broad-based relationships with the crude oil and LPG producers in its areas of operations. Marketing activities involve relatively large volumes of transactions, often with lower margins than transportation and facilities operations. Marketing activities for LPG typically consist of smaller volumes per transaction relative to crude oil.

        The following table shows the average daily volume of PAA's lease gathering, LPG sales and waterborne foreign crude imported for the periods presented:

	Year Ended December 31
	2006	2005	2004	2003	2002
	(Barrels in thousands)
Crude oil lease gathering	650	610	589	437	410
LPG sales	70	56	48	38	35
Waterborne foreign crude imported	63	59	12	—	—

Total volumes per day	783	725	649	475	445

        Crude Oil and LPG Purchases.    PAA purchases crude oil in North America from producers under contracts, the majority of which range in term from a thirty-day evergreen to three-year term. PAA utilizes its truck fleet and gathering pipelines as well as third party pipelines, trucks and barges to transport the crude oil to market. In addition, PAA purchases foreign crude oil. Under these contracts PAA may purchase crude oil upon delivery in the U.S. or PAA may purchase crude oil in foreign locations and transport crude oil on third-party tankers.

        PAA purchases LPG from producers, refiners, and other LPG marketing companies under contracts that range from immediate delivery to one year in term. PAA utilizes leased railcars and third party tank truck or pipelines to transport LPG.

        In addition to purchasing crude oil from producers, PAA purchases both domestic and foreign crude oil in bulk at major pipeline terminal locations and barge facilities. PAA also purchases LPG in bulk at major pipeline terminal points and storage facilities from major oil companies, large independent producers or other LPG marketing companies. PAA purchases crude oil and LPG in bulk when it believes additional opportunities exist to realize margins further downstream in the crude oil or LPG distribution chain. The opportunities to earn additional margins vary over time with changing market conditions. Accordingly, the margins associated with PAA's bulk purchases will fluctuate from period to period.

        Crude Oil and LPG Sales.    The marketing of crude oil and LPG is complex and requires current detailed knowledge of crude oil and LPG sources and end markets and a familiarity with a number of factors including grades of crude oil, individual refinery demand for specific grades of crude oil, area market price structures, location of customers, various modes and availability of transportation facilities and timing and costs (including storage) involved in delivering crude oil and LPG to the appropriate customer.

        PAA sells its crude oil to major integrated oil companies, independent refiners and other resellers in various types of sale and exchange transactions. The majority of these contracts are at market prices and have terms ranging from one month to three years. PAA sells LPG primarily to retailers and refiners, and limited volumes to other marketers. PAA establishes a margin for crude oil and LPG it purchases by sales for physical delivery to third party users, or by entering into a future delivery obligation with respect to futures contracts on the NYMEX, ICE or over-the-counter. Through these transactions, PAA seeks to maintain a position that is substantially balanced between crude oil and LPG purchases and sales and future delivery obligations. From time to time, PAA enters into various types of sale and exchange transactions including fixed price delivery contracts, floating price collar arrangements, financial swaps and crude oil and LPG-related futures contracts as hedging devices.

        Crude Oil and LPG Exchanges.    PAA pursues exchange opportunities to enhance margins throughout the gathering and marketing process. When opportunities arise to increase PAA's margin or to acquire a grade, type or volume of crude oil or LPG that more closely matches PAA's physical delivery requirement, location or the preferences of PAA's customers, PAA exchanges physical crude oil or LPG, as appropriate, with third parties. These exchanges are effected through contracts called exchange or buy/sell agreements. Through an exchange agreement, PAA agrees to buy crude oil or LPG that differs in terms of geographic location, grade of crude oil or type of LPG, or physical delivery schedule from crude oil or LPG PAA has available for sale. Generally, PAA enters into exchanges to acquire crude oil or LPG at locations that are closer to PAA's end markets, thereby reducing transportation costs and increasing PAA's margin. PAA also exchanges its crude oil to be physically delivered at a later date, if the exchange is expected to result in a higher margin net of storage costs, and enter into exchanges based on the grade of crude oil, which includes such factors as sulfur content and specific gravity, in order to meet the quality specifications of PAA's physical delivery contracts. See Note 2 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

        Credit.    PAA's merchant activities involve the purchase of crude oil and LPG for resale and require significant extensions of credit by its suppliers of crude oil and LPG. In order to assure PAA's ability to perform its obligations under crude oil purchase agreements, various credit arrangements are negotiated with PAA's suppliers. These arrangements include open lines of credit directly with PAA and, to a lesser extent, standby letters of credit issued under PAA's senior unsecured revolving credit facility.

        When PAA sells crude oil and LPG, it must determine the amount, if any, of the line of credit to be extended to any given customer. PAA manages its exposure to credit risk through credit analysis, credit approvals, credit limits and monitoring procedures. If PAA determines that a customer should receive a credit line, it must then decide on the amount of credit that should be extended.

        Because PAA's typical crude oil sales transactions can involve tens of thousands of barrels of crude oil, the risk of nonpayment and nonperformance by customers is a major consideration in its business. PAA believes its sales are made to creditworthy entities or entities with adequate credit support. Generally, sales of crude oil are settled within 30 days of the month of delivery, and pipeline, transportation and terminalling services also settle within 30 days from invoice for the provision of services.

        PAA also has credit risk with respect to its sales of LPG; however, because its sales are typically in relatively small amounts to individual customers, PAA does not believe that it has material concentration of credit risk. Typically, PAA enters into annual contracts to sell LPG on a forward basis, as well as sell LPG on a current basis to local distributors and retailers. In certain cases PAA's customers prepay for their purchases, in amounts ranging from approximately $2 per barrel to 100% of their contracted amounts. Generally, sales of LPG are settled within 30 days of the date of invoice.

  Crude Oil Volatility; Counter-Cyclical Balance; Risk Management

        Crude oil commodity prices have historically been very volatile and cyclical. For example, NYMEX WTI crude oil benchmark prices have ranged from a high of over $78 per barrel (July 2006) to a low of $10 per barrel (March 1986) over the last 20 years. Segment profit from PAA's facilities activities is dependent on throughput volume, capacity leased to third parties, capacity that PAA uses for its own activities, and the level of other fees generated at PAA's terminalling and storage facilities. Segment profit from PAA's marketing activities is dependent on its ability to sell crude oil and LPG at prices in excess of its aggregate cost. Although margins may be affected during transitional periods, PAA's crude oil marketing operations are not directly affected by the absolute level of crude oil prices, but are affected by overall levels of supply and demand for crude oil and relative fluctuations in market related indices.

        During periods when supply exceeds the demand for crude oil in the near term, the market for crude oil is often in contango, meaning that the price of crude oil for future deliveries is higher than current prices. A contango market has a generally negative impact on PAA's lease gathering margins, but is favorable to PAA's commercial strategies that are associated with storage tankage leased from the facilities segment or from third parties. Those who control storage at major trading locations (such as the Cushing Interchange) can simultaneously purchase production at current prices for storage and sell at higher prices for future delivery.

        When there is a higher demand than supply of crude oil in the near term, the market is backwardated, meaning that the price of crude oil for future deliveries is lower than current prices. A backwardated market has a positive impact on PAA's lease gathering margins because crude oil gatherers can capture a premium for prompt deliveries. In this environment, there is little incentive to store crude oil as current prices are above future delivery prices.

        The periods between a backwardated market and a contango market are referred to as transition periods. Depending on the overall duration of these transition periods, how PAA has allocated its assets to particular strategies and the time length of PAA's crude oil purchase and sale contracts and storage lease agreements, these transition periods may have either an adverse or beneficial affect on PAA's aggregate segment profit. A prolonged transition from a backwardated market to a contango market, or vice versa (essentially a market that is neither in pronounced backwardation nor contango), represents the most difficult environment for PAA's marketing segment. When the market is in contango, PAA will use its tankage to improve its lease gathering margins by storing crude oil it has purchased for delivery in future months that are selling at a higher price. In a backwardated market, PAA uses less storage capacity but increased lease gathering margins provide an offset to this reduced cash flow. PAA believes that the combination of its lease gathering activities and the commercial strategies used with its tankage provides a counter-cyclical balance that has a stabilizing effect on its operations and cash flow. In addition, PAA supplements the counter-cyclical balance of its asset base with derivative hedging activities in an effort to maintain a base level of margin irrespective of crude oil market conditions and, in certain circumstances, to realize incremental margin during volatile market conditions. References to counter-cyclical balance elsewhere in this prospectus are referring to this relationship between PAA's facilities activities and PAA's marketing activities in transitioning crude oil markets.

        As use of the financial markets for crude oil has increased by producers, refiners, utilities and trading entities, risk management strategies, including those involving price hedges using NYMEX and ICE futures contracts and derivatives, have become increasingly important in creating and maintaining margins. In order to hedge margins involving PAA's physical assets and manage risks associated with its various commodity purchase and sale obligations (mainly relating to crude oil) and, in certain circumstances, to realize incremental margin during volatile market conditions, PAA uses derivative instruments, including regulated futures and options transactions, as well as over-the-counter instruments. In analyzing PAA's risk management activities, PAA draws a distinction between enterprise level risks and trading related risks. Enterprise level risks are those that underlie PAA's core businesses and may be managed based on whether there is value in doing so. Conversely, trading related risks (the risks involved in trading in the hopes of generating an increased return) are not inherent in the core business; rather, those risks arise as a result of engaging in the trading activity. PAA's risk management policies and procedures are designed to monitor NYMEX, ICE and over-the-counter positions and physical volumes, grades, locations and delivery schedules to ensure that PAA's hedging activities are implemented in accordance with such policies. PAA has a risk management function that has direct responsibility and authority for its risk policies, its trading controls and procedures and certain other aspects of corporate risk management. PAA's risk management function also approves all new risk management strategies through a formal process. With the exception of the controlled trading program discussed below, PAA's approved strategies are intended to mitigate enterprise level risks that are inherent in its core businesses of crude oil gathering and marketing and storage.

        PAA's policy is generally to purchase only product for which it has a market, and to structure its sales contracts so that price fluctuations do not materially affect the segment profit it receives. Except for the controlled crude oil trading program discussed below, PAA does not acquire and hold physical inventory, futures contracts or other derivative products for the purpose of speculating on commodity price changes as these activities could expose PAA to significant losses.

        Although PAA seeks to maintain a position that is substantially balanced within its crude oil lease purchase and LPG activities, PAA may experience net unbalanced positions for short periods of time as a result of production, transportation and delivery variances as well as logistical issues associated with inclement weather conditions. In connection with managing these positions and maintaining a constant presence in the marketplace, both necessary for PAA's core business, PAA engages in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil. This controlled trading activity is monitored independently by PAA's risk management function and must take place within predefined limits and authorizations. Such amounts exclude unhedged working inventory volumes that remain relatively constant and are subject to lower of cost or market adjustments.

        Although the intent of PAA's risk-management strategies is to hedge its margin, not all of PAA's derivatives qualify for hedge accounting. This could be the result of a derivative that is an effective element of PAA's risk management strategy that may not be sufficiently effective to qualify for hedge accounting or a derivative that is disallowed hedge accounting treatment under SFAS 133 due to the uncertainty of physical delivery. Additionally, certain elements of PAA's risk management strategies such as the time value of options do not qualify for hedge accounting under SFAS 133 whether effective or not. In such instances, changes in the fair values of derivatives that do not qualify or are excluded from hedge accounting will receive mark-to-market treatment in current earnings, and result in greater potential for earnings volatility.

Customers

        Marathon Petroleum Company, LLC ("Marathon") accounted for 14%, 11% and 10% of PAA's revenues for each of the three years in the period ended December 31, 2006. Valero Marketing & Supply Company ("Valero") accounted for 10% of PAA's revenues for the year ended December 31, 2006. BP Oil Supply accounted for 14% and 10% of PAA's revenues for the years ended December 31,

2005 and 2004, respectively. No other customers accounted for 10% or more of PAA's revenues during any of the three years. The majority of revenues from Marathon, Valero and BP Oil Supply pertain to PAA's marketing operations. PAA believes that the loss of these customers would have only a short-term impact on its operating results. There can be no assurance, however, that PAA would be able to identify and access a replacement market at comparable margins.

Competition

        Competition among pipelines is based primarily on transportation charges, access to producing areas and demand for the crude oil by end users. PAA believes that high capital requirements, environmental considerations and the difficulty in acquiring rights-of-way and related permits make it unlikely that competing pipeline systems comparable in size and scope to PAA's pipeline systems will be built in the foreseeable future. However, to the extent there are already third party owned pipelines or owners with joint venture pipelines with excess capacity in the vicinity of PAA's operations, PAA will be exposed to significant competition based on the incremental cost of moving an incremental barrel of crude oil.

        PAA also faces competition in its marketing services and facilities services. PAA's competitors include other crude oil pipeline companies, the major integrated oil companies, their marketing affiliates and independent gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Some of these competitors have capital resources many times greater than PAA's, and control greater supplies of crude oil.

Regulation

        PAA's operations are subject to extensive laws and regulations. PAA is subject to regulatory oversight by numerous federal, state, provincial and local departments and agencies, many of which are authorized by statute to issue and have issued laws and regulations binding on the oil pipeline industry, related businesses and individual participants. The failure to comply with such laws and regulations can result in substantial penalties. The regulatory burden on PAA's operations increases PAA's cost of doing business and, consequently, affects PAA's profitability. However, except for certain exemptions that apply to smaller companies, PAA does not believe that it is affected in a significantly different manner by these laws and regulations than are its competitors. Following is a discussion of certain laws and regulations affecting PAA. However, you should not rely on such discussion as an exhaustive review of all regulatory considerations affecting PAA's operations.

        A substantial portion of PAA's petroleum pipelines and storage tanks in the United States are subject to regulation by the U.S. Department of Transportation's ("DOT") Pipeline and Hazardous Materials Safety Administration with respect to the design, installation, testing, construction, operation, replacement and management of pipeline and tank facilities. Comparable regulation exists in some states in which PAA conducts intrastate common carrier or private pipeline operations. Regulation in Canada is under the National Energy Board ("NEB") and provincial agencies. In addition, PAA must permit access to and copying of records, and must make certain reports available and provide information as required by the Secretary of Transportation. U.S. Federal pipeline safety rules also require pipeline operators to develop and maintain a written qualification program for individuals performing covered tasks on pipeline facilities.

        In 2001, the DOT adopted the initial pipeline integrity management rule, which required operators of jurisdictional pipelines transporting hazardous liquids to develop and follow an integrity management program that provides for continual assessment of the integrity of all pipeline segments that could affect so-called "high consequence areas," including high population areas, areas that are sources of drinking water, ecological resource areas that are unusually sensitive to environmental damage from a pipeline release, and commercially navigable waterways. In December 2003, the DOT issued a final rule requiring natural gas pipeline operators to develop similar integrity management programs for gas transmission pipelines located in high consequence areas. Segments of PAA's pipelines transporting hazardous liquids and/or natural gas in high consequence areas are subject to these DOT rules and therefore obligate PAA to evaluate pipeline conditions by means of periodic internal inspection, pressure testing, or other equally effective assessment means, and to correct identified anomalies. If, as a result of PAA's evaluation process, PAA determines that there is a need to provide further protection to high consequence areas, then PAA will be required to implement additional spill prevention, mitigation and risk control measures for its pipelines. The DOT rules also require PAA to evaluate and, as necessary, improve its management and analysis processes for integrating available integrity related data relating to its pipeline segments and to remediate potential problems found as a result of the required assessment and evaluation process. Costs associated with this program were approximately $8.2 million in 2006, $4.7 million in 2005 and approximately $5 million in 2004. Based on currently available information, PAA's preliminary estimate for 2007 is approximately $10.5 million. The relative increase in program cost over the last few years is primarily attributable to pipeline segments acquired in recent years (including the Pacific and Link assets), which are subject to the rules. Certain of these costs are recurring in nature and thus will impact future periods. PAA will continue to refine its estimates as information from its assessments is collected. Although PAA believes that its pipeline operations are in substantial compliance with currently applicable regulatory requirements, PAA cannot predict the potential costs associated with additional, future regulation.

        In September 2006, the DOT published a Notice of Proposed Rulemaking ("NPRM") that proposed to regulate certain hazardous liquid gathering and low stress pipeline systems that are not currently subject to regulation. On December 6, 2006, the Congress passed, and on December 29, 2006 President Bush signed into law, H.R. 5782, the "Pipeline Inspection, Protection, Enforcement and Safety Act of 2006" (2006 Pipeline Safety Act), which reauthorizes and amends the DOT's pipeline safety programs. Included in the 2006 Pipeline Safety Act is a provision eliminating the regulatory exemption for hazardous liquid pipelines operated at low stress, which was one of the focal points of the September 2006 NPRM. The Act requires DOT to issue regulations by December 31, 2007 for those hazardous liquid low stress pipelines now subject to regulation pursuant to the 2006 Pipeline Safety Act. Regulations issued by December 31, 2007 with respect to hazardous liquid low stress pipelines as well as any future regulation of hazardous liquid gathering lines could include requirements for the establishment of additional pipeline integrity management programs for these newly regulated pipelines. PAA does not expect these regulations to have a material impact on its operating expenses.

        In addition to performing DOT-mandated pipeline integrity evaluations, during 2006, PAA expanded an internal review process started in 2005 in which PAA is reviewing various aspects of its pipeline and gathering systems that are not subject to the DOT pipeline integrity management rule. The purpose of this process is to review the surrounding environment, condition and operating history of these pipelines and gathering assets to determine if such assets warrant additional investment or replacement. Accordingly, PAA could be required (as a result of additional DOT regulation) or PAA may elect (as a result of its own internal initiatives) to spend substantial sums to ensure the integrity of and upgrade its pipeline systems to maintain environmental compliance, and in some cases, PAA may take pipelines out of service if PAA believes the cost of upgrades will exceed the value of the pipelines. PAA cannot provide any assurance as to the ultimate amount or timing of future pipeline integrity expenditures for environmental compliance.

        States are largely preempted by federal law from regulating pipeline safety but may assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, states vary considerably in their authority and capacity to address pipeline safety. PAA does not anticipate any significant problems in complying with applicable state laws and regulations in those states in which it operates.

        The DOT has adopted API 653 as the standard for the inspection, repair, alteration and reconstruction of existing crude oil storage tanks subject to DOT jurisdiction (approximately 79% of PAA's 60 million barrels are subject to DOT jurisdiction). API 653 requires regularly scheduled inspection and repair of tanks remaining in service. Full compliance is required in 2009. Costs associated with this program were approximately $6.8 million, $4.4 million and $3 million in 2006, 2005 and 2004, respectively. Based on currently available information, PAA anticipates it will spend an approximate average of $15.7 million per year from 2007 through 2009 in connection with API 653 compliance activities. In some cases, PAA may take storage tanks out of service if it believes the cost of upgrades will exceed the value of the storage tanks or construct replacement tankage at a more optimal location. PAA will continue to refine its estimates as information from its assessments is collected.

        PAA has instituted security measures and procedures, in accordance with DOT guidelines, to enhance the protection of certain of its facilities from terrorist attack. PAA cannot provide any assurance that these security measures would fully protect its facilities from a concentrated attack. See "—Operational Hazards and Insurance."

        In Canada, the NEB and provincial agencies such as the Alberta Energy and Utilities Board and Saskatchewan Industry and Resources regulate the construction, alteration, inspection and repair of crude oil storage tanks. PAA expects to incur costs under laws and regulations related to pipeline and storage tank integrity, such as operator competency programs, regulatory upgrades to its operating and maintenance systems and environmental upgrades of buried sump tanks. PAA spent approximately $4.5 million in 2006, $4.9 million in 2005 and $4.1 million in 2004 on compliance activities. PAA's preliminary estimate for 2007 is approximately $6.9 million. Certain of these costs are recurring in nature and thus will impact future periods. PAA will continue to refine its estimates as information from its assessments is collected. Although PAA believes that its pipeline operations are in substantial compliance with currently applicable regulatory requirements, PAA cannot predict the potential costs associated with additional, future regulation.

        Asset acquisitions are an integral part of PAA's business strategy. As PAA acquires additional assets, PAA may be required to incur additional costs in order to ensure that the acquired assets comply with the regulatory standards in the U.S. and Canada.

  Transportation Regulation

        General Interstate Regulation.    PAA's interstate common carrier pipeline operations are subject to rate regulation by the FERC under the Interstate Commerce Act. The Interstate Commerce Act requires that tariff rates for petroleum pipelines, which include both crude oil pipelines and refined products pipelines, be just and reasonable and non-discriminatory.

        State Regulation.    PAA's intrastate pipeline transportation activities are subject to various state laws and regulations, as well as orders of state regulatory bodies, including the California Public Utility Commission, which prohibits certain of PAA's subsidiaries from acting as guarantors of PAA's senior notes and credit facilities. See Note 12 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus.

        Canadian Regulation.    PAA's Canadian pipeline assets are subject to regulation by the NEB and by provincial authorities, such as the Alberta Energy and Utilities Board. With respect to a pipeline over which it has jurisdiction, the relevant regulatory authority has the power, upon application by a third party, to determine the rates PAA is allowed to charge for transportation on, and set other terms of access to, such pipeline. In such circumstances, if the relevant regulatory authority determines that the applicable terms and conditions of service are not just and reasonable, the regulatory authority can impose conditions it considers appropriate.

        Energy Policy Act of 1992 and Subsequent Developments.    In October 1992, Congress passed the EP Act 1992, which among other things, required the FERC to issue rules establishing a simplified and generally applicable ratemaking methodology for petroleum pipelines and to streamline procedures in petroleum pipeline proceedings. The FERC responded to this mandate by issuing several orders, including Order No. 561. Beginning January 1, 1995, Order No. 561 enables petroleum pipelines to change their rates within prescribed ceiling levels that are tied to an inflation index. Specifically, the indexing methodology allows a pipeline to increase its rates annually by a percentage equal to the change in the producer price index for finished goods ("PPI-FG") plus 1.3% to the new ceiling level. Rate increases made pursuant to the indexing methodology are subject to protest, but such protests must show that the portion of the rate increase resulting from application of the index is substantially in excess of the pipeline's increase in costs. If the PPI-FG falls and the indexing methodology results in a reduced ceiling level that is lower than a pipeline's filed rate, Order No. 561 requires the pipeline to reduce its rate to comply with the lower ceiling unless doing so would reduce a rate "grandfathered" by EP Act 1992 (see below) below the grandfathered level. A pipeline must, as a general rule, utilize the indexing methodology to change its rates. The FERC, however, retained cost-of-service ratemaking, market based rates, and settlement as alternatives to the indexing approach, which alternatives may be used in certain specified circumstances. The FERC's indexing methodology is subject to review every five years; the current methodology is expected to remain in place through June 30, 2011. If the FERC continues its policy of using the PPI-FG plus 1.3%, changes in that index might not fully reflect actual increases in the costs associated with the pipelines subject to indexing, thus hampering PAA's ability to recover cost increases.

        The EP Act 1992 deemed petroleum pipeline rates in effect for the 365-day period ending on the date of enactment of EP Act 1992 that had not been subject to complaint, protest or investigation during that 365-day period to be just and reasonable under the Interstate Commerce Act. Generally, complaints against such "grandfathered" rates may only be pursued if the complainant can show that a substantial change has occurred since the enactment of EP Act 1992 in either the economic circumstances of the oil pipeline, or in the nature of the services provided, that were a basis for the rate. EP Act 1992 places no such limit on challenges to a provision of an oil pipeline tariff as unduly discriminatory or preferential.

        On July 20, 2004, the United States Court of Appeals for the District of Columbia Circuit ("D.C. Circuit") issued its opinion in BP West Coast Products, LLC v. FERC, which upheld FERC's determination that certain rates of an interstate petroleum products pipeline, SFPP, L.P. ("SFPP"), were grandfathered rates under EP Act 1992 and that SFPP's shippers had not demonstrated substantially changed circumstances that would justify modification of those rates. The court also vacated the portion of the FERC's decision applying the Lakehead policy, under which the FERC allowed a regulated entity organized as a master limited partnership (or "MLP") to include in its cost-of-service an income tax allowance to the extent that entity's unitholders were corporations subject to income tax. On May 4, 2005, the FERC adopted a policy statement in Docket No. PL05-5 ("Policy Statement"), stating that it would permit entities owning public utility assets, including oil pipelines, to include an income tax allowance in such utilities' cost-of-service rates to reflect the actual or potential income tax liability attributable to their public utility income, regardless of the form of ownership. Pursuant to the Policy Statement, a tax pass-through entity seeking such an income tax allowance would have to establish that its partners or members have an actual or potential income tax obligation on the entity's public utility income. Whether a pipeline's owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. Although the new policy is generally favorable for pipelines that are organized as pass-through entities, such as MLPs, it still entails rate risk due to the case-by-case review requirement. The tax allowance policy was upheld by the D.C. Circuit on May 29, 2007. FERC continues to refine its tax allowance policy in case-by-case reviews; how the Policy Statement is applied in practice to pipelines owned by MLPs could affect the rates of FERC regulated pipelines.

        The D.C. Circuit's May 29 decision also upheld the FERC's determination that a rate is no longer subject to grandfathering protection under the EP Act 1992 when there has been a substantial change in the overall rate of return of the pipeline, rather than in one cost element. Further, the D.C. Circuit declined to consider arguments that there were errors in the FERC's method for determining substantial change, finding that the parties had not first raised such allegations with FERC. On August 20, 2007, the D.C. Circuit denied a petition for rehearing of the May 29 decision with respect to the alleged errors in the FERC's method for determining substantial change. Petitions for writ of certiorari to the United States Supreme Court regarding the decision must be filed no later than 90 days from the D.C. Circuit's denial of rehearing.

        On July 19, 2007, the FERC issued a proposed policy statement regarding certain aspects of its methodology for determining returns on equity for FERC-regulated oil pipelines and natural gas pipeline and storage facilities. FERC's proposed policy statement is subject to change based on comments filed, and therefore we cannot predict the scope of the final policy statement.

        PAA's Pipelines.    The FERC generally has not investigated rates on its own initiative when those rates have not been the subject of a protest or complaint by a shipper. Substantially all of PAA's segment profit in its transportation segment is produced by rates that are either grandfathered or set by agreement with one or more shippers.

  Trucking Regulation

        PAA operates a fleet of trucks to transport crude oil and oilfield materials as a private, contract and common carrier. PAA is licensed to perform both intrastate and interstate motor carrier services. As a motor carrier, PAA is subject to certain safety regulations issued by the DOT. The trucking regulations cover, among other things, driver operations, maintaining log books, truck manifest preparations, the placement of safety placards on the trucks and trailer vehicles, drug and alcohol testing, safety of operation and equipment, and many other aspects of truck operations. PAA is also subject to the Occupational Safety and Health Act, as amended ("OSHA"), with respect to its trucking operations.

        PAA's trucking assets in Canada are subject to regulation by both federal and provincial transportation agencies in the provinces in which they are operated. These regulatory agencies do not set freight rates, but do establish and administer rules and regulations relating to other matters including equipment and driver training and certification, facility inspection, reporting and safety.

  Cross Border Regulation

        As a result of PAA's Canadian acquisitions and cross border activities, including importation of crude oil into the United States, PAA is subject to a variety of legal requirements pertaining to such activities including export/import license requirements, tariffs, Canadian and U.S. customs and taxes and requirements relating to toxic substances. U.S. legal requirements relating to these activities include regulations adopted pursuant to the Short Supply Controls of the Export Administration Act, the North American Free Trade Agreement and the Toxic Substances Control Act. Violations of these license, tariff and tax reporting requirements or failure to provide certifications relating to toxic substances could result in the imposition of significant administrative, civil and criminal penalties. Furthermore, the failure to comply with U.S., Canadian, state, provincial and local tax requirements could lead to the imposition of additional taxes, interest and penalties.

  Natural Gas Storage Regulation

        Interstate Regulation.    The interstate storage facilities in which PAA has an investment are or will be subject to rate regulation by the FERC under the Natural Gas Act. The Natural Gas Act requires that tariff rates for gas storage facilities be just and reasonable and non-discriminatory. The FERC has authority to regulate rates and charges for natural gas transported and stored for U.S. interstate commerce or sold by a natural gas company via interstate commerce for resale. The FERC has granted market-based rate authority under its existing regulations to PAA/Vulcan's Pine Prairie Energy Center, which is under construction in Louisiana, and to its Bluewater gas storage facility.

        The FERC also has authority over the construction and operation of U.S. transportation and storage facilities and related facilities used in the transportation, storage and sale of natural gas in interstate commerce, including the extension, enlargement or abandonment of such facilities. In addition, FERC's authority extends to maintenance of accounts and records; terms and conditions of service; depreciation and amortization policies; acquisition and disposition of facilities; initiation and discontinuation of services; and relationships between pipelines and storage companies and certain affiliates.

        Absent an exemption granted by the FERC, FERC's Standard of Conduct regulations restricted access to U.S. interstate natural gas storage customer data by marketing and other energy affiliates, and placed certain conditions on services provided by the U.S. storage facility operators to their affiliated gas marketing entities. Pine Prairie Energy Center elected to adhere to the Standards of Conduct regulations. However, the Standards of Conduct did not apply to natural gas storage providers authorized to charge market-based rates that are not interconnected with the jurisdictional facilities of any affiliated interstate natural gas pipeline, have no exclusive franchise area, no captive ratepayers, and no market power. The FERC has found that PAA/Vulcan's Pine Prairie Energy Center and its Bluewater facility qualified for this exemption from the Standards of Conduct.

        On November 17, 2006, the D.C. Circuit vacated the Standards of Conduct regulations with respect to natural gas pipelines and storage companies, and remanded the matter to FERC. On January 9, 2007, FERC issued an interim Standards of Conduct rule that reimposed certain of the Standards of Conduct regulations on interstate natural gas transmission providers while narrowing the regulations in a manner that FERC believes is in compliance with the D.C. Circuit's remand. The interim rule continues to exempt natural gas storage providers like PAA/Vulcan's Pine Prairie Energy Center and its Bluewater facility. On January 18, 2007, the FERC issued a Notice of Proposed Rulemaking for new Standards of Conduct regulations. Under the proposed rule, the Standards of Conduct would continue to exempt natural gas storage providers like PAA/Vulcan's Pine Prairie Energy Center and its Bluewater facility. PAA is unable to predict what Standards of Conduct regulations FERC will ultimately adopt, or whether those regulations will withstand judicial review.

        As noted above, the FERC's proposed policy statement regarding certain aspects of its methodology for determining returns on equity could ultimately be applied in setting cost-of-service based rates for FERC-regulated natural gas storage facilities. We cannot predict what policy the FERC will ultimately adopt or what effect, if any, that policy will have on the operations, revenues, or profitability of our FERC-regulated natural gas storage facilities.

        On August 8, 2005, Congress enacted the Energy Policy Act of 2005 ("EP Act 2005"). Among other matters, EP Act 2005 amends the Natural Gas Act to add an antimanipulation provision that makes it unlawful for any entity to engage in prohibited behavior in contravention of rules and regulations to be prescribed by FERC. On January 19, 2006, the FERC issued Order No. 670, a rule implementing the antimanipulation provision of EP Act 2005. The rules make it unlawful in connection with the purchase or sale of natural gas or transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. The new antimanipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of gas pipelines and storage companies that provide interstate services as well as otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" gas sales, purchases or transportation subject to FERC jurisdiction. EP Act 2005 also amends the Natural Gas Act and the Natural Gas Policy Act to give FERC authority to impose civil penalties for violations of the Natural Gas Act up to $1,000,000 per day per violation for violations occurring after August 8, 2005. In connection with this enhanced civil penalty authority, FERC issued a policy statement on enforcement to provide guidance regarding the enforcement of the statutes, orders, rules and regulations it administers, including factors to be considered in determining the appropriate enforcement action to be taken. The antimanipulation rule and enhanced civil penalty authority reflect an expansion of FERC's Natural Gas Act enforcement authority. Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, FERC and the courts. The natural gas industry historically has been heavily regulated. Accordingly, PAA cannot assure you that the less stringent and pro-competition regulatory approach recently pursued by FERC and Congress will continue.

        Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC, Congress and state regulatory authorities will continue.

        State Regulation.    The intrastate storage facilities in which PAA has an investment are also subject to regulation by the Michigan State Public Service Commission. Specifically, the Michigan State Public Service Commission has authority to regulate PAA's storage facilities in Michigan with respect to safety and environmental matters.

Environmental, Health and Safety Regulation

  General

        PAA's operations involving the storage, treatment, processing, and transportation of liquid hydrocarbons including crude oil are subject to stringent federal, state, provincial and local laws and regulations governing the discharge of materials into the environment or otherwise relating to protection of the environment. As with the industry generally, compliance with these laws and regulations increases PAA's overall cost of business, including PAA's capital costs to construct, maintain and upgrade equipment and facilities. Failure to comply with these laws and regulations may result in the assessment of administrative, civil, and criminal penalties, the imposition of investigatory and remedial liabilities, and even the issuance of injunctions that may restrict or prohibit PAA's operations. Environmental and safety laws and regulations are subject to change resulting in more stringent requirements, and PAA cannot provide any assurance that compliance with current and future laws and regulations will not have a material effect on PAA's results of operations or earnings. A discharge of hazardous liquids into the environment could, to the extent such event is not insured, subject PAA to substantial expense, including both the cost to comply with applicable laws and regulations and any claims made by neighboring landowners and other third parties for personal injury and natural resource and property damage.

        The following is a summary of some of the environmental and safety laws and regulations to which our operations are subject.

  Water

        The U.S. Oil Pollution Act ("OPA") subjects owners of facilities to strict, joint and potentially unlimited liability for containment and removal costs, natural resource damages, and certain other consequences of an oil spill, where such spill is into navigable waters, along shorelines or in the exclusive economic zone of the U.S. The OPA establishes a liability limit of $350 million for onshore facilities. However, a party cannot take advantage of this liability limit if the spill is caused by gross negligence or willful misconduct, resulted from a violation of a federal safety, construction, or operating regulation, or if there is a failure to report a spill or cooperate in the cleanup. PAA believes that it is in substantial compliance with applicable OPA requirements. State and Canadian federal and provincial laws also impose requirements relating to the prevention of oil releases and the remediation of areas affected by releases when they occur. PAA believes that it is in substantial compliance with all such state and Canadian requirements.

        The U.S. Clean Water Act and state and Canadian federal and provincial laws impose restrictions and strict controls regarding the discharge of pollutants into navigable waters of the United States and Canada, as well as state and provincial waters. See Note 13 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus. Permits or approvals must be obtained to discharge pollutants into these waters. A permit is also required for the discharge of dredge and fill material into regulated waters, including wetlands. Federal, state and provincial regulatory agencies can impose administrative, civil and/or criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Although PAA can give no assurances, PAA believes that compliance with existing permits and compliance with foreseeable new permit or approval requirements will not have a material adverse effect on its financial condition or results of operations.

        Some states and all provinces maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. PAA believes that it is in substantial compliance with any such applicable state and provincial requirements.

  Air Emissions

        PAA's operations are subject to the U.S. Clean Air Act and comparable state and provincial laws. Under these laws, permits may be required before construction can commence on a new source of potentially significant air emissions and operating permits may be required for sources already constructed. PAA may be required to incur certain capital and operating expenditures in the next several years for installing air pollution control equipment and otherwise complying with more stringent state and regional air emissions control plans in connection with obtaining or maintaining permits and approvals for sources of air emissions. In addition, states can impose air emissions limitations that are more stringent than the federal standards imposed by EPA. Federal, state and provincial regulatory agencies can also impose administrative, civil and/or criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. Although PAA believes that its operations are in substantial compliance with these laws in those areas in which it operates, PAA can provide no assurance that future compliance obligations will not have a material adverse effect on its financial condition or results of operations.

        Further, in response to recent studies suggesting that emissions of carbon dioxide and certain other gases may be contributing to warming of the Earth's atmosphere, many foreign nations, including Canada, have agreed to limit emissions of these gases, generally referred to as "greenhouse gases," pursuant to the United Nations Framework Convention on Climate Change, also known as the "Kyoto Protocol." The Kyoto Protocol requires Canada to reduce its emissions of "greenhouse gases" to 6% below 1990 levels by 2012. As a result, it is possible that already stringent air emissions regulations applicable to PAA's operations in Canada will be replaced with even stricter requirements prior to 2012. Although the United States is not participating in the Kyoto Protocol, the current session of Congress is considering climate change-related legislation to restrict greenhouse gas emissions. In addition, at least 17 states have declined to wait on Congress to develop and implement climate control legislation and have already taken legal measures to reduce emissions of greenhouse gases, primarily through the planned development of greenhouse gas emission inventories and/or regional greenhouse gas cap and trade programs. For instance, California recently adopted the "California Global Warming Solutions Act of 2006," which requires the California Air Resources Board to achieve a 25% reduction in emissions of greenhouse gases from sources in California by 2020. Also, as a result of the U.S.

Supreme Court's decision on April 2, 2007 in Massachusetts, et al. v. EPA, the EPA may be required to regulate greenhouse gas emissions from mobile sources (e.g., cars and trucks) even if Congress does not adopt new legislation specifically addressing emissions of greenhouse gases. The Court's holding in Massachusetts that greenhouse gases fall under the federal Clean Air Act's definition of "air pollutant" may also result in future regulation of greenhouse gas emissions from stationary sources under certain Clean Air Act programs. New federal, provincial or state restrictions on emissions of greenhouse gases that may be imposed in areas of the United States in which PAA conducts business or in Canada prior to 2012 could adversely affect PAA's operations and demand for its services.

  Solid Waste

        PAA generates wastes, including hazardous wastes, that are subject to the requirements of the federal Resource Conservation and Recovery Act ("RCRA") and state and provincial laws. PAA is not required to comply with a substantial portion of the RCRA requirements because its operations generate primarily oil and gas wastes, which currently are excluded from consideration as RCRA hazardous wastes. However, it is possible that in the future oil and gas wastes may be included as RCRA hazardous wastes, in which event PAA's wastes as well as the wastes of PAA's competitors in the oil and gas industry will be subject to more rigorous and costly disposal requirements, resulting in additional capital expenditures or operating expenses for PAA and the industry in general.

  Hazardous Substances

        The federal Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), also known as "Superfund," and comparable state laws impose liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the site or sites where the release occurred and companies that disposed of, or arranged for the disposal of, the hazardous substances found at the site. Canadian and provincial laws also impose liabilities for releases of certain substances into the environment. Under CERCLA, such persons may be subject to strict, joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. In the course of PAA's ordinary operations, PAA may generate waste that falls within CERCLA's definition of a "hazardous substance," in which event PAA may be held jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which such hazardous substances have been released into the environment.

  Occupational Safety and Health

        PAA is subject to the requirements of the Occupational Safety and Health Act ("OSH Act"), and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSH Act hazard communication standard requires that certain information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. PAA believes that its operations are in substantial compliance with OSH Act requirements, including general industry standards, record-keeping requirements and monitoring of occupational exposure to regulated substances.

        Similar regulatory requirements exist in Canada under the federal and provincial Occupational Health and Safety Acts and related regulations. The agencies with jurisdiction under these regulations are empowered to enforce them through inspection, audit, incident investigation or public or employee complaint. Additionally, under the Criminal Code of Canada, organizations, corporations and individuals may be prosecuted criminally for violating the duty to protect employee and public safety.

PAA believes that its operations are in substantial compliance with applicable occupational health and safety requirements.

  Endangered Species Act

        The federal Endangered Species Act ("ESA") restricts activities that may affect endangered species or their habitats. Although certain of PAA's facilities are in areas that may be designated as habitat for endangered species, PAA believes that it is in substantial compliance with the ESA. However, the discovery of previously unidentified endangered species could cause PAA to incur additional costs or operational restrictions or bans in the affected area, which costs, restrictions, or bans could have a material adverse effect on PAA's financial condition or results of operations. Legislation in Canada for the protection of species at risk and their habitat (the Species at Risk Act) applies to PAA's Canadian operations.

  Hazardous Materials Transportation Requirements

        The federal and analogous state DOT regulations affecting pipeline safety require pipeline operators to implement measures designed to reduce the environmental impact of oil discharges from onshore oil pipelines. These regulations require operators to maintain comprehensive spill response plans, including extensive spill response training for pipeline personnel. In addition, DOT regulations contain detailed specifications for pipeline operation and maintenance. PAA believes its operations are in substantial compliance with such regulations. PAA could also be required to spend substantial sums to ensure the integrity of and upgrade its facilities as a result of oil releases, and in some cases, PAA may take facilities out of service if it believes the cost of upgrades will exceed the value of the facilities. PAA cannot provide any assurance as to the ultimate amount or timing of future pipeline integrity expenditures for environmental compliance. See "—Regulation."

  Environmental Remediation

        PAA currently owns or leases properties where hazardous liquids, including hydrocarbons, are being or have been handled. These properties and the hazardous liquids or associated generated wastes disposed thereon may be subject to CERCLA, RCRA and state and Canadian federal and provincial laws and regulations. Under such laws and regulations, PAA could be required to remove or remediate hazardous liquids or associated generated wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination.

        PAA maintains insurance of various types with varying levels of coverage that PAA considers adequate under the circumstances to cover its operations and properties. The insurance policies are subject to deductibles and retention levels that PAA considers reasonable and not excessive. Consistent with insurance coverage generally available in the industry, in certain circumstances PAA's insurance policies provide limited coverage for losses or liabilities relating to gradual pollution, with broader coverage for sudden and accidental occurrences.

        In addition, PAA has entered into indemnification agreements with various counterparties in conjunction with several of its acquisitions. Allocation of environmental liability is an issue negotiated in connection with each of PAA's acquisition transactions. In each case, PAA makes an assessment of potential environmental exposure based on available information. Based on that assessment and relevant economic and risk factors, PAA determines whether to negotiate an indemnity, what the terms of any indemnity should be (for example, minimum thresholds or caps on exposure) and whether to obtain insurance, if available. In some cases, PAA has received contractual protections in the form of environmental indemnifications from several predecessor operators for properties acquired by PAA that are contaminated as a result of historical operations. These contractual indemnifications typically are subject to specific monetary requirements that must be satisfied before indemnification will apply and have term and total dollar limits.

        For instance, in connection with the purchase of assets from Link in 2004, PAA identified a number of environmental liabilities for which PAA received a purchase price reduction from Link and recorded a total environmental reserve of $20 million. A substantial portion of these environmental liabilities are associated with the former Texas New Mexico ("TNM") pipeline assets. On the effective date of the acquisition, PAA and TNM entered into a cost-sharing agreement whereby, on a tiered basis, PAA agreed to bear $11 million of the first $20 million of pre-May 1999 environmental issues. PAA also agreed to bear the first $25,000 per site for new sites which were not identified at the time PAA entered into the agreement (capped at 100 sites). TNM agreed to pay all costs in excess of $20 million (excluding the deductible for new sites). TNM's obligations are guaranteed by Shell Oil Products ("SOP"). As of December 31, 2006, PAA had incurred approximately $7 million of remediation costs associated with these sites; SOP's share is approximately $1.5 million.

        In connection with the acquisition of certain crude oil transmission and gathering assets from SOP in 2002, SOP purchased an environmental insurance policy covering known and unknown environmental matters associated with operations prior to closing. PAA is a named beneficiary under the policy, which has a $100,000 deductible per site, an aggregate coverage limit of $70 million, and expires in 2012. SOP made a claim against the policy; however, PAA does not believe that the claim substantially reduced its coverage under the policy.

        In connection with PAA's 1999 acquisition of Scurlock Permian LLC from MAP, PAA was indemnified by MAP for any environmental liabilities attributable to Scurlock's business or properties that occurred prior to the date of the closing of the acquisition. Other than with respect to liabilities associated with two Superfund sites at which it is alleged that Scurlock deposited waste oils, this indemnity has expired or was terminated by agreement.

        As a result of PAA's merger with Pacific, PAA has assumed liability for a number of ongoing remediation sites, associated with releases from pipeline or storage operations. These sites had been managed by Pacific prior to the merger, and in general there is no insurance or indemnification to cover ongoing costs to address these sites (with the exception of the Pyramid Lake crude oil release, which is discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Contingencies." PAA has evaluated each of the sites requiring remediation, through review of technical and regulatory documents, discussions with Pacific, and PAA's experience at investigating and remediating releases from pipeline and storage operations. PAA has developed reserve estimates for the Pacific sites based on this evaluation, including determination of current and long-term reserve amounts, which total approximately $21.8 million.

        Other assets PAA has acquired or will acquire in the future may have environmental remediation liabilities for which PAA is not indemnified.

        Environmental.    PAA has in the past experienced and in the future likely will experience releases of crude oil into the environment from its pipeline and storage operations. PAA also may discover environmental impacts from past releases that were previously unidentified. Although PAA maintains an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from its assets may substantially affect PAA's business. As PAA expands its pipeline assets through acquisitions, PAA typically improves on (decreases) the rate of releases from such assets as PAA implements its standards and procedures, removes selected assets from service and spends capital to upgrade the assets. In the near-term post-acquisition period, however, the inclusion of additional miles of pipe in PAA's operations may result in an increase in the absolute number of releases company-wide compared to prior periods. PAA experienced such an increase in connection with the Pacific merger, which added approximately 5,000 miles of pipeline to PAA's operations, and in connection with the Link acquisition, which added approximately 7,000 miles of pipeline to PAA's operations. As a result, PAA has also received an increased number of requests for information from governmental agencies with respect to such releases of crude oil (such as EPA requests under Clean Water Act Section 308), commensurate with the scale and scope of PAA's pipeline operations.

        At June 30, 2007, PAA's reserve for environmental liabilities totaled approximately $36.3 million, of which $16.1 million is classified as short-term and $20.2 million is classified as long-term. At June 30, 2007, PAA has recorded receivables totaling approximately $8.3 million for amounts that are probable of recovery under insurance and from third parties under indemnification agreements.

        In some cases, the actual cash expenditures may not occur for three to five years. PAA's estimates used in these reserves are based on all known facts at the time and PAA's assessment of the ultimate outcome. Among the many uncertainties that impact PAA's estimates are the necessary regulatory approvals for, and potential modification of, its remediation plans, the limited amount of data available upon initial assessment of the impact of soil or water contamination, changes in costs associated with environmental remediation services and equipment and the possibility of existing legal claims giving rise to additional claims. Therefore, although PAA believes that the reserve is adequate, costs incurred in excess of this reserve may be higher and may potentially have a material adverse effect on PAA's financial condition, results of operations, or cash flows.

Operational Hazards and Insurance

        Pipelines, terminals, trucks or other facilities or equipment may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. Since PAA and its predecessors commenced midstream crude oil activities in the early 1990s, PAA has maintained insurance of various types and varying levels of coverage that PAA considers adequate under the circumstances to cover its operations and properties. The insurance policies are subject to deductibles and retention levels that PAA considers reasonable and not excessive. However, such insurance does not cover every potential risk associated with operating pipelines, terminals and other facilities, including the potential loss of significant revenues. Consistent with insurance coverage generally available to the industry, in certain circumstances PAA's insurance policies provide limited coverage for losses or liabilities relating to gradual pollution, with broader coverage for sudden and accidental occurrences. Over the last several years, PAA's operations have expanded significantly, with total assets increasing over 1,300% since the end of 1998. At the same time that the scale and scope of PAA's business activities have expanded, the breadth and depth of the available insurance markets have contracted. The overall cost of such insurance as well as the deductibles and overall retention levels that PAA maintains have increased. For example, in connection with PAA's renewal of insurance in mid-2006, PAA increased its retention level for sudden and accidental pollution from $1 million to $5 million. Some of this may be attributable to the events of September 11, 2001, which adversely impacted the availability and costs of certain types of coverage. Certain aspects of these conditions were further exacerbated by the hurricanes along the Gulf Coast during 2005, which also had an adverse effect on the availability and cost of coverage. As a result, PAA has elected to self-insure more activities against certain of these operating hazards and expect this trend will continue in the future. Due to the events of September 11, 2001, insurers have excluded acts of terrorism and sabotage from PAA's insurance policies. On certain of PAA's key assets, PAA has elected to purchase a separate insurance policy for acts of terrorism and sabotage.

        Since the terrorist attacks, the United States Government has issued numerous warnings that energy assets, including our nation's pipeline infrastructure, may be future targets of terrorist organizations. These developments expose PAA's operations and assets to increased risks. PAA has instituted security measures and procedures in conformity with DOT guidance. PAA will institute, as appropriate, additional security measures or procedures indicated by the DOT or the Transportation

Safety Administration. However, PAA cannot assure you that these or any other security measures would protect PAA's facilities from a concentrated attack. Any future terrorist attacks on PAA's facilities, those of PAA's customers and, in some cases, those of PAA's competitors, could have a material adverse effect on PAA's business, whether insured or not.

        The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect PAA's operations and financial condition. PAA believes it is adequately insured for public liability and property damage to others with respect to its operations. PAA believes that its levels of coverage and retention are generally consistent with those of similarly situated companies in PAA's industry. With respect to all of PAA's coverage, no assurance can be given that PAA will be able to maintain adequate insurance in the future at rates PAA considers reasonable, or that PAA has established adequate reserves to the extent that such risks are not insured.

Title to Properties and Rights-of-Way

        PAA believes that it has satisfactory title to all of its assets. Although title to such properties is subject to encumbrances in certain cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and minor easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by PAA's predecessor, or subsequently granted by PAA, PAA believes that none of these burdens will materially detract from the value of such properties or from its interest therein or will materially interfere with their use in the operation of its business.

        Substantially all of PAA's pipelines are constructed on rights-of-way granted by the apparent record owners of such property and, in some instances, such rights-of-way are revocable at the election of the grantor. In many instances, lands over which rights-of-way have been obtained are subject to prior liens that have not been subordinated to the right-of-way grants. In some cases, not all of the apparent record owners have joined in the right-of-way grants, but in substantially all such cases, signatures of the owners of majority interests have been obtained. PAA has obtained permits from public authorities to cross over or under, or to lay facilities in or along water courses, county roads, municipal streets and state highways, and in some instances, such permits are revocable at the election of the grantor. PAA has also obtained permits from railroad companies to cross over or under lands or rights-of-way, many of which are also revocable at the grantor's election. In some cases, property for pipeline purposes was purchased in fee. All of the pump stations are located on property owned in fee or property under leases. In certain states and under certain circumstances, PAA has the right of eminent domain to acquire rights-of-way and lands necessary for its common carrier pipelines.

        Some of the leases, easements, rights-of-way, permits and licenses transferred to PAA, upon its formation in 1998 and in connection with acquisitions PAA has made since that time, required the consent of the grantor to transfer such rights, which in certain instances is a governmental entity. PAA believes that it has obtained such third party consents, permits and authorizations as are sufficient for the transfer to PAA of the assets necessary for PAA to operate its business in all material respects as described in this prospectus. With respect to any consents, permits or authorizations that have not yet been obtained, PAA believes that such consents, permits or authorizations will be obtained within a reasonable period, or that the failure to obtain such consents, permits or authorizations will have no material adverse effect on the operation of its business.

Employees and Labor Relations

        To carry out PAA's operations, its general partner or its affiliates (including PMC (Nova Scotia) Company) employed approximately 2,900 employees at December 31, 2006. None of the employees of GP LLC were subject to a collective bargaining agreement, except for nine employees at PAA's Paulsboro, New Jersey terminal, who are members of USW District 10-286 (Steel Workers), with whom PAA has a collective bargaining agreement that will end on October 1, 2009. GP LLC considers its employee relations to be good.

MANAGEMENT

        Unless the context otherwise requires, we use the term "general partner" in this section to refer to both PAA GP and GP LLC.

Partnership Management and Governance

        Our general partner will manage our operations and activities. Unitholders are limited partners and will not participate in the management of our operations. As a general partner, our general partner is liable for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. Our general partner has the sole discretion to incur indebtedness or other obligations on our behalf on a non-recourse basis to the general partner.

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not out-sourced) will be employed by GP LLC. As a result, the administrative agreement will provide for our payment of a fixed fee to GP LLC for general and administrative services. This fee will initially be $1.3 million per year and will be subject to adjustment on an annual basis based on the Consumer Price Index. The fee will also be subject to adjustment if a material event occurs that impacts the general and administrative services provided to us such as acquisitions, entering into new lines of business or changes in laws, regulations or accounting rules. In addition to this fee for general and administrative services provided to us by GP LLC, we expect to incur direct expenses of approximately $1.7 million for costs associated with becoming a separate publicly traded entity, including legal, tax and accounting expenses. All of the officers and a majority of the directors of our general partner are also officers or directors of GP LLC. Upon completion of the offering, we will have one independent director as defined by the rules of the NYSE. This director may also serve as an independent director of GP LLC. Following completion of this offering, two additional independent directors will be appointed to the board of directors of our general partner in accordance with applicable NYSE and SEC rules.

        We will reimburse GP LLC for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) to maintain GP LLC's legal existence and good standing. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain its legal existence and good standing.

        The directors of our general partner will be designated and elected by agreement of the owners of our general partner. For additional information regarding the election of the directors of our general partner and GP LLC, please read "—Election of Directors."

Directors and Executive Officers of Our General Partner and GP LLC

        The following table sets forth certain information with respect to the executive officers and members of the board of directors of our general partner. The table also shows certain individuals designated as executive officers of GP LLC.

Name	Age (as of 8/15/07)	Position with Our General Partner	Position with GP LLC(1)
Greg L. Armstrong*	49	Chairman of the Board, Chief Executive Officer and Director	Chairman of the Board, Chief Executive Officer and Director(2)
Harry N. Pefanis	50	—	President and Chief Operating Officer
Phillip D. Kramer*	51	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer
W. David Duckett	52	—	President—PMC (Nova Scotia) Company
Mark F. Shires	50	—	Senior Vice President—Operations
Tim Moore*	49	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary
Al Swanson*	43	Senior Vice President—Finance and Treasurer	Senior Vice President—Finance and Treasurer
Tina L. Val*	38	Vice President—Accounting and Chief Accounting Officer	Vice President—Accounting and Chief Accounting Officer
John P. vonBerg	53	—	Vice President—Trading
David N. Capobianco	38	Director and Member of Compensation Committee**	Director and Member of Compensation Committee**(2)
W. Lance Conn	39	Director	—
Gary R. Petersen	61	Director and Member of Compensation Committee	Director and Member of Compensation Committee(2)
Robert V. Sinnott	58	Director and Member of Compensation Committee	Director and Member of Compensation Committee(2)

*
Indicates an "executive officer" of our general partner for purposes of Item 401(b) of Regulation S-K.

**
Indicates chairman of committee.

(1)
Unless otherwise described, the position indicates the position held with GP LLC.

(2)
GP LLC's limited liability company agreement provides that its Chief Executive Officer will also be a member of its board of directors. The limited liability company agreement also provides that three of its owners each have the right to appoint a member of GP LLC's board of directors. Mr. Capobianco has been appointed by Vulcan Energy Corporation, of which he is Chairman of the Board. Mr. Petersen has been appointed by E-Holdings III, L.P., an affiliate of EnCap Investments L.P., of which he is Senior Managing Director. Mr. Sinnott has been appointed by KAFU Holdings, L.P., which is affiliated with Kayne Anderson Investment Management, Inc., of which he is President.

        Greg L. Armstrong has served as Chairman of the Board and Chief Executive Officer of our general partner since August 2007 and as the Chairman of the Board and Chief Executive Officer of PAA's general partner since PAA's formation in 1998. He has also served as a director of PAA's general partner or former general partner since PAA's formation. In addition, he was President, Chief Executive Officer and director of Plains Resources Inc. from 1992 to May 2001. He previously served Plains Resources as: President and Chief Operating Officer from October to December 1992; Executive Vice President and Chief Financial Officer from June to October 1992; Senior Vice President and Chief Financial Officer from 1991 to 1992; Vice President and Chief Financial Officer from 1984 to 1991; Corporate Secretary from 1981 to 1988; and Treasurer from 1984 to 1987. Mr. Armstrong is also a director of National Oilwell Varco, Inc., a director of Breitburn Energy Partners, L.P. and a director of PAA/Vulcan.

        Harry N. Pefanis has served as President and Chief Operating Officer of PAA's general partner since PAA's formation in 1998. He was also a director of PAA's former general partner. In addition, he was Executive Vice President—Midstream of Plains Resources from May 1998 to May 2001. He previously served Plains Resources as: Senior Vice President from February 1996 until May 1998; Vice President—Products Marketing from 1988 to February 1996; Manager of Products Marketing from 1987 to 1988; and Special Assistant for Corporate Planning from 1983 to 1987. Mr. Pefanis was also President of several former midstream subsidiaries of Plains Resources until PAA's formation. Mr. Pefanis is also a director of PAA/Vulcan and Settoon Towing.

        Phillip D. Kramer has served as Executive Vice President and Chief Financial Officer of our general partner since August 2007 and as the Executive Vice President and Chief Financial Officer of PAA's general partner since PAA's formation in 1998. In addition, he was Executive Vice President and Chief Financial Officer of Plains Resources from May 1998 to May 2001. He previously served Plains Resources as: Senior Vice President and Chief Financial Officer from May 1997 until May 1998; Vice President and Chief Financial Officer from 1992 to 1997; Vice President from 1988 to 1992; Treasurer from 1987 to 2001; and Controller from 1983 to 1987.

        W. David Duckett has been President of PMC (Nova Scotia) Company since June 2003, and Executive Vice President of PMC (Nova Scotia) Company from July 2001 to June 2003. Mr. Duckett was with CANPET Energy Group Inc. from 1985 to 2001, where he served in various capacities, including most recently as President, Chief Executive Officer and Chairman of the Board. Mr. Duckett is also a director of WellPoint Systems Inc.

        Mark F. Shires has served as Senior Vice President—Operations of PAA's general partner since June 2003 and as Vice President—Operations from August 1999 to June 2003. He served as Manager of Operations from April 1999 to August 1999. In addition, he was a business consultant from 1996 until April 1999. He served as a consultant to Plains Marketing & Transportation Inc. and Plains All American Pipeline, LP from May 1998 until April 1999. He previously served as President of Plains Terminal & Transfer Corporation, from 1993 to 1996.

        Tim Moore has served as Vice President, General Counsel and Secretary of our general partner since August 2007 and as the Vice President, General Counsel and Secretary of PAA's general partner since May 2000. In addition, he was Vice President, General Counsel and Secretary of Plains Resources from May 2000 to May 2001. Prior to joining Plains Resources, he served in various positions, including General Counsel—Corporate, with TransTexas Gas Corporation from 1994 to 2000. He previously was a corporate attorney with the Houston office of Weil, Gotshal & Manges LLP. Mr. Moore also has seven years of energy industry experience as a petroleum geologist.

        Al Swanson has served as Senior Vice President—Finance and Treasurer of our general partner and PAA's general partner since August 2007 and as the Vice President—Finance and Treasurer of PAA's general partner from August 2005 to August 2007, as Vice President and Treasurer from February 2004 to August 2005 and as Treasurer from May 2001 to February 2004. In addition, he held finance related positions at Plains Resources including Treasurer from February 2001 to May 2001 and Director of Treasury from November 2000 to February 2001. Prior to joining Plains Resources, he served as Treasurer of Santa Fe Snyder Corporation from 1999 to October 2000 and in various capacities at Snyder Oil Corporation including Director of Corporate Finance from 1998, Controller—SOCO Offshore, Inc. from 1997, and Accounting Manager from 1992. Mr. Swanson began his career with Apache Corporation in 1986 serving in internal audit and accounting.

        Tina L. Val has served as Vice President—Accounting and Chief Accounting Officer of our general partner since August 2007 and as the Vice President—Accounting and Chief Accounting Officer of PAA's general partner since June 2003. She served as Controller from April 2000 until she was elected to her current position. From January 1998 to January 2000, Ms. Val served as a consultant to Conoco de Venezuela S.A. She previously served as Senior Financial Analyst for Plains Resources from October 1994 to July 1997.

        John P. vonBerg has served as Vice President—Trading of PAA's general partner since May 2003 and Director of these activities since joining PAA in January 2002. He was with Genesis Energy in differing capacities as a Director, Vice Chairman, President and CEO from 1996 through 2001, and from 1993 to 1996 he served as a Vice President and a Crude Oil Manager for Phibro Energy USA. Mr. vonBerg began his career with Marathon Oil Company, spending 13 years in various disciplines.

        David N. Capobianco has served as a director of our general partner since August 2007 and as a director of PAA's general partner since July 2004. Mr. Capobianco is Chairman of the board of directors of Vulcan Energy Corporation and a Managing Director and co-head of Private Equity of Vulcan Capital, the investment arm of Vulcan Inc., where he has been employed since April 2003. Previously, he served as a member of Greenhill Capital from 2001 to April 2003 and Harvest Partners from 1995 to 2001. Mr. Capobianco is Chairman of the board of Vulcan Resources Florida, and is a director of PAA/Vulcan, ICAT Holdings LLC and Silvercrest Asset Management Group LLC. Mr. Capobianco received a BA in Economics from Duke University and an MBA from Harvard.

        W. Lance Conn has served as a director of our general partner since August 2007. Mr. Conn is President of Vulcan Capital, the investment arm of Vulcan Inc., where he has been employed since July 2004. Prior to joining Vulcan Inc., Mr. Conn served in various senior corporate roles with America Online, Inc., an interactive online services company, from March 1996 to May 2003. From September 1994 until February 1996, Mr. Conn was an attorney with the Shaw Pittman law firm in Washington, D.C. He sits on the boards of Charter Communications Inc., Vulcan Energy Corporation, Oxygen Media LLC, PAA/Vulcan and Digeo Inc. and serves as an advisory director for Makena Capital Management, LLC. He is also on the boards of the Seattle Seahawks and the Portland Trailblazers. Mr. Conn holds a J.D. degree from the University of Virginia, an M.A. degree in history from the University of Mississippi and an A.B. degree in history from Princeton University.

        Gary R. Petersen has served as a director of our general partner since August 2007 and as a director of PAA's general partner since June 2001. Mr. Petersen is Senior Managing Director of EnCap Investments L.P., an investment management firm which he co-founded in 1988. He is also a director of EV Energy Partners, L.P. He had previously served as Senior Vice President and Manager of the Corporate Finance Division of the Energy Banking Group for RepublicBank Corporation. Prior to his position at RepublicBank, he was Executive Vice President and a member of the Board of Directors of

Nicklos Oil & Gas Company from 1979 to 1984. He served from 1970 to 1971 in the U.S. Army as a First Lieutenant in the Finance Corps and as an Army Officer in the Army Security Agency. Mr. Petersen holds MBA and BBA degrees in finance from Texas Tech University.

        Robert V. Sinnott has served as a director of our general partner since August 2007 and as a director of PAA's general partner or former general partner since September 1998. Mr. Sinnott is President, Chief Investment Officer and Senior Managing Director of energy investments of Kayne Anderson Capital Advisors, L.P. (an investment management firm). He also served as a Managing Director from 1992 to 1996 and as a Senior Managing Director from 1996 until assuming his current role in 2005. He is also President of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. and he is a director of Kayne Anderson Energy Development Company. He was Vice President and Senior Securities Officer of the Investment Banking Division of Citibank from 1986 to 1992. Mr. Sinnott received a BA from the University of Virginia and an MBA from Harvard.

Independent Directors of GP LLC

        We present below the biographies for each of the independent directors of PAA's general partner.

        Everardo Goyanes, age 63, has served as a director of PAA's general partner or former general partner since May 1999. Mr. Goyanes has been President and Chief Executive Officer of Liberty Energy Holdings, LLC (an energy investment firm) since May 2000. From 1999 to May 2000, he was a financial consultant specializing in natural resources. From 1989 to 1999, he was Managing Director of the Natural Resources Group of ING Barings Furman Selz (a banking firm). He was a financial consultant from 1987 to 1989 and was Vice President—Finance of Forest Oil Corporation from 1983 to 1987. Mr. Goyanes received a BA in Economics from Cornell University and a Masters degree in Finance (honors) from Babson Institute.

        Arthur L. Smith, age 54, has served as a director of PAA's general partner or former general partner since February 1999. Mr. Smith is Chairman and CEO of John S. Herold, Inc. (a petroleum research and consulting firm), a position he has held since 1984. From 1976 to 1984 Mr. Smith was a securities analyst with Argus Research Corp., The First Boston Corporation and Oppenheimer & Co., Inc. Mr. Smith holds the CFA designation. He serves on the board of non-profit Dress for Success Houston and the Board of Visitors for the Nicholas School of the Environment and Earth Sciences at Duke University. Mr. Smith received a BA from Duke University and an MBA from NYU's Stern School of Business.

        J. Taft Symonds, age 68, has served as a director of PAA's general partner since June 2001. Mr. Symonds is Chairman of the Board of Symonds Trust Co. Ltd. (a private investment firm) and was, until December 2006, Chairman of the Board of Tetra Technologies, Inc. (an oil and gas services firm). From 1978 to 2004 he was Chairman of the Board and Chief Financial Officer of Maurice Pincoffs Company, Inc. (an international marketing firm). Mr. Symonds has a background in both investment and commercial banking, including merchant banking in New York, London and Hong Kong with Paine Webber, Robert Fleming Group and Banque de la Societe Financiere Europeenne. He is Chairman of the Houston Arboretum and Nature Center. Mr. Symonds received a BA from Stanford University and an MBA from Harvard.

Election of Directors

        Directors of our General Partner.    At the closing of this offering, we expect our general partner's limited liability company agreement to be amended and restated to provide for a board of directors consisting of eight members. We expect each of Vulcan Energy Corporation, KAFU Holdings, L.P. (an affiliate of Kayne Anderson Investment Management Inc.) and E-Holdings III, L.P. (an affiliate of EnCap Investments L.P.) to be entitled to designate one director to our general partner's board of directors. We expect the limited liability company agreement will further provide that the Chief Executive Officer of our general partner will serve as a director and Chairman of the Board of our general partner. We expect the remaining four directors of our general partner's board of directors to be elected by majority vote of our general partner's members. At least three of these remaining directors of our general partner's board of directors must be "independent" (as defined in applicable NYSE and SEC rules) and eligible to serve on the audit committee. At least two of such directors must also meet the criteria for service on a conflicts committee in accordance with our partnership agreement.

        Although Vulcan Energy Corporation will own a            % membership interest in our general partner at the closing of this offering, we expect Vulcan Energy to agree to restrict certain of its voting rights to help preserve a balanced board. We expect Vulcan Energy to agree that, with respect to any action taken involving the election or removal of any of the three independent directors, Vulcan Energy will vote all of its interest in excess of 49.9% in the same way and proportionate to the votes of all membership interests other than Vulcan Energy's. Without the voting agreement, Vulcan Energy's ownership interest would allow Vulcan Energy, in effect, to unilaterally elect five of the eight board seats: the Vulcan Energy designee and the four majority-elected directors (subject, in the case of the independent directors, to the qualification requirements of our general partner's limited liability company agreement, our partnership agreement, NYSE listing standards and SEC regulations).

        We expect Vulcan Energy to have the right at any time to give notice of termination of the voting agreement. The time between notice and termination will depend on the circumstances, but would never be longer than one year. In connection with a sale transaction in August 2005 pursuant to which Vulcan Energy acquired a majority equity interest in GP LLC and PAA GP, Messrs. Armstrong and Pefanis entered into waivers of the change in control provisions of their employment agreements, which otherwise would have been triggered by the transaction. We expect that the continued effectiveness of these waivers will be contingent upon Vulcan Energy's continued performance of its obligations under the voting agreement, and these waivers will terminate upon any breach or termination by Vulcan Energy of, or notice of termination under, the voting agreement. See "Compensation Discussion and Analysis—Employment Contracts" and "—Potential Payments upon Termination or Change-in-Control."

        We expect another member of our general partner, Lynx Holdings I, LLC, to agree to restrict certain of its voting rights with respect to its    % membership interest in our general partner at the closing of this offering. We expect Lynx to agree to vote its membership interest (in the context of elections or the removal of an independent director) in the same way and proportionate to the votes of the other membership interests (excluding Vulcan Energy's and Lynx's). We expect Lynx to have the right to terminate its voting agreement at any time upon termination of the Vulcan Energy voting agreement or the sale or transfer of all of its interest in our general partner to an unaffiliated third party.

        Directors of GP LLC.    At the closing of this offering, we expect GP LLC's limited liability company agreement to be amended and restated to provide for a board of directors consisting of eight members. We expect each director designee of Vulcan Energy, KAFU Holdings and E-Holdings to our general partner's board of directors will automatically serve as a director of GP LLC. In addition, we expect any person elected to fill a vacancy in the board of directors of our general partner by any member with an ownership interest in our general partner of greater than 25% and not otherwise entitled to designate a director or, if no such member exists, by a majority of the remaining directors of our general partner's board of directors will also be elected to GP LLC's board of directors. We expect GP LLC's limited liability company agreement to further provide that the Chief Executive Officer of our general partner will serve as a director and Chairman of the Board of GP LLC. The remaining members of GP LLC's board of directors will be elected by us as the sole member of GP LLC.

Accordingly, the board of directors of our general partner will act by majority vote to appoint, remove or replace such remaining directors, including all of the independent directors, of GP LLC.

Our Board Committees

        Because we are a limited partnership, the listing standards of the NYSE do not require that we or our general partner have a majority of independent directors or a nominating or compensation committee of the board of directors. We are, however, required to have an audit committee, and all of its members are required to be independent as defined by the NYSE.

        To be considered independent under NYSE listing standards, a director must have no material relationship with us other than as a director, as determined by our board of directors. The standards specify the criteria by which the independence of directors will be determined, including guidelines for directors and their immediate family members with respect to employment or affiliation with us or with our independent public accountants.

        Audit Committee.    Our general partner's board of directors has established an audit committee consisting of            . Our general partner's audit committee reviews our external financial reporting, engages our independent auditors and reviews the adequacy of our internal accounting controls.

        As required by the Sarbanes-Oxley Act of 2002, the SEC has adopted rules that direct national securities exchanges and associations to prohibit the listing of securities of a public company if members of its audit committee do not satisfy a heightened independence standard. In order to meet this standard, a member of an audit committee may not receive any consulting fee, advisory fee or other compensation from the public company other than fees for service as a director or committee member, and may not be considered an affiliate of the public company. The board of directors of our general partner expects that all members of its audit and conflicts committees will satisfy this heightened independence requirement.

        Further, SEC rules require that a public company disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. The board of directors of our general partner anticipates that at least one of its independent directors will satisfy the definition of "audit committee financial expert."

        Compensation Committee.    Our general partner's board of directors has established a compensation committee consisting of Messrs. Capobianco, Petersen and Sinnott. These directors also serve on the compensation committee established by GP LLC's board of directors. We and our general partner have no employees. All of our general partner's officers and other personnel necessary for our business to function (to the extent not out-sourced) will be employed by GP LLC and we will pay GP LLC a fixed fee for general and administrative services. See "Certain Relationships and Related Transactions—Administrative Agreement." Moreover, we anticipate that substantially all responsibility and authority for compensation-related decisions has been delegated to the compensation committee of GP LLC. The responsibilities of our compensation committee are limited to the future administration of our Long Term Incentive Plan and compensation of our directors.

        Conflicts Committee.    Our partnership agreement provides for the establishment or activation of a conflicts committee as circumstances warrant to review conflicts of interest between us and our general partner or the owners of our general partner or between us and PAA or its affiliates. Such a committee would consist of a minimum of two members, none of whom can be officers or employees of our general partner or directors, officers or employees of its affiliates and each of whom must meet the independence standards for service on an audit committee established by the NYSE and the SEC. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties owed to us or our unitholders.

Governance Matters

        Independence of Board Members.    Our general partner is committed to having a board of directors that includes at least three independent directors. Pursuant to the NYSE listing standards, a director will be considered independent if the board determines that he or she does not have a material relationship with our general partner or us (either directly or as a partner, unitholder or officer of an organization that has a material relationship with our general partner or us) and otherwise meets the board's stated criteria for independence. These three will serve as the members of the audit committee.

        Upon completion of the offering, we will have at least one director who satisfies the applicable NYSE and SEC requirements for independence and eligibility to serve on the audit committee. This individual may also be an independent director of GP LLC. Within 90 days of the closing of this offering, we will have a total of two independent directors who meet the requirements for audit committee service. Within one year of the closing of this offering, we will have a total of three independent directors who meet the requirements for audit committee service.

        Executive Sessions of Board.    The board of directors of our general partner will hold regular executive sessions in which non-management board members meet without any members of management present. The purpose of these executive sessions is to promote open and candid discussion among the non-management directors. During each executive session, a different director (in alphabetical order) will be designated as the "presiding director," who is responsible for leading and facilitating such executive sessions.

        Code of Ethics.    The board of directors of our general partner will adopt a code of ethics, the "Executive and Financial Officer Code of Ethics," that applies to the principal executive officer, principal financial officer and principal accounting officer. In addition to other matters, this code of ethics will establish policies to prevent wrongdoing and to promote honest and ethical conduct, including ethical handling of actual and apparent conflicts of interest, compliance with applicable laws, rules and regulations, full, fair, accurate, timely and understandable disclosure in public communications and prompt internal reporting violations of the code.

        Web Access.    We will provide access through a website to current information relating to governance, including a copy of the Executive and Financial Officer Code of Ethics and other matters impacting our governance principles. You will be able to contact our investor relations department for paper copies of these documents free of charge.

Our Long-Term Incentive Plan

        We will adopt the Plains GP Holdings, L.P. Long-Term Incentive Plan for the employees, directors and consultants of our general partner and its affiliates, including PAA and GP LLC, who perform services for us. The long-term incentive plan will consist of restricted units, phantom units, unit options and deferred common units. The long-term incentive plan will limit the number of units that may be delivered pursuant to awards to                        units. Units forfeited or withheld to satisfy tax withholding obligations are available for delivery pursuant to other awards. The long-term incentive plan will be administered by the compensation committee of the board of directors of our general partner.

        The board of directors of our general partner may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our board of directors also has the right to alter or amend the long-term incentive plan or any part of the long-term incentive plan from time to time, including increasing the number of units that may be granted, subject to unitholder approval as may be required by the exchange upon which the common units are listed at that time, if any. No change may be made in any outstanding grant that would materially reduce the benefits of the participant without the consent of the participant. The long-term incentive plan will expire upon its termination by the board of directors or, if earlier, when no units remain available under the long-term incentive plan for awards. Upon termination of the long-term incentive plan, awards then outstanding will continue pursuant to the terms of their grants.

        Restricted Units.    A restricted unit is a common unit that vests over a period of time and that during such time is subject to forfeiture. In the future, the board of directors may determine to make grants of restricted units under the long-term incentive plan to employees, directors and consultants containing such terms as the board of directors determines. The board of directors will determine the period over which restricted units granted to participants will vest. The board of directors, in its discretion, may base its determination upon the achievement of specified financial objectives or other events. In addition, the restricted units may vest upon a change in control, as defined in the relevant grant letter. Distributions made on restricted units may be subjected to the same vesting provisions as the restricted unit. If a grantee's employment, consulting or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the board of directors or the terms of the award agreement provide otherwise.

        Common units to be delivered as restricted units may be newly issued common units, common units acquired by us in the open market, common units acquired by us from any other person, or any combination of the foregoing. If we issue new common units upon the grant of the restricted units, the total number of common units outstanding will increase.

        We intend the restricted units under the long-term incentive plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

        Phantom Units.    A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the board of directors, cash equivalent to the value of a common unit. In the future, the board of directors may determine to make grants of phantom units under the plan to employees, consultants and directors containing such terms as the board of directors determines. The board of directors will determine the period over which phantom units granted to employees and members of our board will vest. The board, in its discretion, may base its determination upon the achievement of specified financial objectives or other events. In addition, the phantom units may vest upon a change in control; as defined in the relevant grant letter. If a grantee's employment, consulting or membership on the board of directors terminates for any reason, the grantee's phantom units will be automatically forfeited unless, and to the extent, the board of directors or the terms of the award agreement provide otherwise.

        The board of directors, in its discretion, may grant distribution equivalent rights, which we refer to as DERs, with respect to a phantom unit. DERs entitle the grantee to receive a cash payment equal to the cash distributions made on a common unit during the period the phantom unit is outstanding. The board of directors will establish whether the DERs are paid currently, when the tandem phantom unit vests or on some other basis.

        Common units to be delivered upon the vesting of phantom units may be newly issued common units, common units acquired by us in the open market, common units acquired by us from any other person, or any combination of the foregoing. If we issue new common units upon vesting of the phantom units, the total number of common units outstanding will increase.

        We intend the issuance of any common units upon vesting of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

        Deferred Common Units.    The board of directors may determine to make grants of deferred common units to non-employee directors of our general partner. A deferred common unit represents one common unit, which vests immediately upon issuance and is available to the holder upon termination or retirement from the board of directors of our general partner. Common units delivered in connection with deferred common units may be common units acquired by us in the open market, common units acquired by us from any other person, common units we issue for such purpose, or any combination of the foregoing. Deferred common units awarded to directors receive all cash or other distributions paid by us on account of our common units.

        U.S. Federal Income Tax Consequences of Awards Under the Long-Term Incentive Plan.    Generally, when phantom units, restricted units or deferred common units are granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of common units and/or cash in respect of the award of phantom units or deferred common units or the release of restrictions on restricted units, including any distributions that have been made thereon, the participant recognizes compensation equal to the fair market value of the cash and/or units as of the date of delivery or release.

PAA GP—Class B Units

        The equity owners of PAA GP have authorized the issuance of up to 200,000 Class B units, each representing a profits interest in PAA GP. The Class B units are limited to proportionate participation in cash distributions paid by PAA GP above $11.0 million per quarter. As of the date hereof, up to approximately 163,000 Class B units have been issued or approved for issuance and 37,000 Class B units are reserved for future issuance. The Class B units are subject to restrictions on transfer and are not currently entitled to any distributions, but as described below, will be entitled to participate in distributions in any quarter in which PAA distributes at least $0.875 per common unit ($3.50 per common unit on an annualized basis). Assuming all authorized Class B units are issued, the maximum participation would be 8% of the amount in excess of $11.0 million per quarter.

        The Class B units become earned (entitled to participate in distributions) as specific performance thresholds tied to PAA's quarterly distribution level are met. The following chart depicts the performance thresholds and the aggregate quarterly distribution payable, assuming that all the Class B units are issued:

PAA Quarterly Distribution Level	Level of Participation of Class B Unitholders in Distributions from PAA GP in Excess of $11.0 Million Per Quarter	Aggregate Quarterly Distribution(1)
		(in millions)
Below $0.875	0%	$0
At least $0.875 but less than $0.9375	2%	$0.3-1.0
At least $0.9375 but less than $1.00	4%	$1.0-1.9
At least $1.00 but less than $1.125	6%	$1.9-3.7
Equal to or greater than $1.125	8%	greater than 3.7

(1)
The aggregate quarterly distribution attributable to the Class B units are based on PAA's 115,981,676 outstanding common units as of June 30, 2007 and assumes a quarterly Pacific IDR reduction of $3.75 million.

        The cost of the obligations represented by the Class B units will be borne solely by PAA GP. PAA will not be obligated to reimburse PAA GP for such costs and any distributions made on such Class B units will not reduce the amount of cash available for distribution to PAA's unitholders. Under generally accepted accounting principles; however, the Class B units represent an equity compensation plan for the benefit of PAA. Accordingly, once the likelihood of achievement of a performance threshold is considered probable, PAA will record an expense related to the fair market value of the associated interest at the date of grant, proportionate to the relevant service period incurred through such date. Any balance will be amortized over the remaining service period through the achievement of such performance threshold. An offsetting entry will be recorded to partners' capital to reflect a capital contribution from PAA GP equal to the amount recorded as expense in PAA's financial statements.

        As illustrated above, awards of Class B units provide that the units are earned in 25% increments upon PAA declaring and distributing annualized quarterly distributions on its common units equal to or greater than $3.50, $3.75, $4.00 and $4.50 per unit. Upon achievement of the performance thresholds, the Class B units are entitled to their proportionate share of all quarterly cash distributions made by PAA GP in excess of $11.0 million per quarter.

        As provided in PAA GP's partnership agreement, holders of Class B units that are earned or vested will be obligated to fund a portion of PAA GP's obligation to contribute additional capital to PAA in the event of an equity issuance by PAA in order to maintain Plains GP's 2% general partner interest in PAA.

        The Class B units become "vested" when they are no longer subject to PAA GP's call right, as described below. Vesting can occur, upon a change of control, as a result of PAA GP electing not to timely exercise its call right, or through the passage of time (if the performance thresholds for earning have been met).

        PAA GP will retain a call right to purchase any earned Class B units at a discount to fair market value, which call right will be exercisable upon termination of a grantee's employment with GP LLC or its affiliates for any reason (including death or disability) prior to January 1, 2016 (other than a termination of employment by executive for "good reason" or a termination by GP LLC or an affiliate other than for "cause"). In such circumstances, the call right provides PAA GP the right to purchase a grantee's Class B units at (a) 50% of fair market value if such termination occurs on or before December 31, 2012 and (b) 75% of fair market value if such termination occurs after December 31, 2012, but on or before December 31, 2015. The Class B units will vest if the grantee's employment is terminated by the grantee for good reason or by GP LLC for any reason other than cause. The terms good reason and cause are defined in the restricted unit agreements relating to the Class B units.

        All earned units become vested if PAA GP elects not to timely exercise its call right with respect to such units. In addition, the Class B units are subject to accelerated vesting in the event of certain change of control events. Upon the occurrence of a change of control (i) all earned units will vest, and (ii) to the extent any units are unearned at the time, an incremental 25% of the units awarded in any individual grant will vest.

        All Class B units that are neither "earned" nor "vested" upon termination of a grantee's employment will be forfeited, provided, however, that if the termination is by the grantee for good reason or by GP LLC or an affiliate without cause, such forfeiture shall be suspended until the 180th day after the date of such termination and the Class B units may continue to become earned or vested units unless the grantee breaches certain confidentiality obligations or engages in certain conduct within the definition of cause.

        All earned Class B units that remain outstanding as of January 1, 2016 will become vested and will be exchangeable into our common units on a distribution equivalent basis. Accordingly, each holder of Class B units will be entitled to elect to exchange his or her Class B units for a number of our common units that would result in such holder receiving the same distribution payments that holder would have received had he or she continued to hold Class B units.

        The Class B units are subject to certain "drag-along" rights in the event of a sale of substantially all of our assets or equity.

        Any future issuance of Class B units may be on terms different from those stated above; however, the aggregate participation of the Class B units in cash distributions paid by PAA GP above $11.0 million per quarter will not exceed 8%.

Compensation of Our Officers

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not out-sourced) will be employed by GP LLC and we will pay GP LLC a fixed fee for general and administrative services. See "Certain Relationships and Related Transactions—Administrative Agreement."

Compensation of Our Directors

        Compensation of our independent directors will be set by our general partner's board of directors upon recommendation from our general partner's compensation committee.

        The member-designated directors who serve on both our general partner's board of directors and GP LLC's board of directors will be compensated by GP LLC and will not receive additional compensation for service on our general partner's board of directors. Our chief executive officer will not receive additional compensation for his service as a director.

        Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Committee Interlocks and Insider Participation

        Although our executive officers and certain of our directors serve in similar roles with GP LLC, none of our executive officers (other than Mr. Armstrong) serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers (other than Mr. Armstrong) serving as a member of the board of directors or compensation committee of our general partner.

COMPENSATION DISCUSSION AND ANALYSIS

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not out-sourced) will be employed by GP LLC and we will pay GP LLC a fixed fee for general and administrative services. See "Certain Relationships and Related Transactions—Administrative Agreement."

        Applicable disclosure rules require us to discuss certain aspects of the compensation of certain "named executive officers," consisting of the CEO, the CFO and the three most highly compensated officers, to the extent these three receive in excess of $100,000 during the relevant period as compensation for such services. Our executive officers received no compensation from us in 2006. We do not intend to compensate our officers in the future; rather, their management of our business will be part of the service provided by GP LLC under the Administrative Agreement. As a result, references to named executive officers are limited to Messrs. Armstrong and Kramer, except as otherwise indicated. Moreover, we anticipate that substantially all responsibility and authority for compensation-related decisions will reside with the compensation committee of GP LLC. The responsibilities of our compensation committee are limited to the future administration of our LTIP and approving compensation of our general partner's non-employee executive directors. Accordingly, the information set forth in this section is the compensation discussion and analysis of PAA for the year ended December 31, 2006. References to "PAA's Named Executive Officers" are to Messrs. Armstrong and Kramer, as well as Messrs. Pefanis, Coiner and vonBerg, who were named executive officers of GP LLC as of December 31, 2006, but do not serve as officers of our general partner. Due to Mr. Coiner's retirement in August 2007, he is no longer involved in our compensation decision making process.

Background

        All of PAA's officers and employees (other than Canadian personnel) are employed by GP LLC. PAA's Canadian personnel are employed by PMC (Nova Scotia) Company, which is a wholly owned subsidiary. Under PAA's partnership agreement, PAA is required to reimburse its general partner and its affiliates for all employment-related costs, including compensation for executive officers.

Objectives

        Since PAA's inception, PAA has employed a compensation philosophy that emphasizes pay for performance, both on an individual and entity level, and places the majority of each of PAA's Named Executive Officer's compensation at risk. The primary long-term measure of PAA's performance is its ability to increase its sustainable quarterly distribution to its unitholders. PAA believes its pay-for-performance approach aligns the interests of executive officers with that of its unitholders, and at the same time enables PAA to maintain a lower level of base overhead in the event PAA's operating and financial performance is below expectations. PAA's executive compensation is designed to attract and retain individuals with the background and skills necessary to successfully execute PAA's business model in a demanding environment, to motivate those individuals to reach near-term and long-term goals in a way that aligns their interest with that of PAA's unitholders, and to reward success in reaching such goals. PAA uses three primary elements of compensation to fulfill that design—salary, cash bonus and long-term equity incentive awards. In practice, PAA's salaries are moderate relative to the broad spectrum of energy industry competitors for similar talent, but are generally competitive with the narrower universe of large-cap MLP peers. The determination of specific individuals' cash bonus is based on their relative contribution to achieving or exceeding annual goals and the determination of specific individuals' long-term incentive awards is based on their expected contribution in respect of longer term performance benchmarks. Cash bonuses and equity incentives (as opposed to salary) represent the truly performance-driven elements. They are also flexible in application and can be tailored to serve more than one purpose. PAA does not maintain a defined benefit or pension plan for its executive officers as PAA believes such plans primarily reward longevity and not performance. PAA provides a basic benefits package generally to all employees, which includes a 401(k) plan and health, disability and life insurance. In instances considered necessary for the execution of their job responsibilities, PAA also reimburses certain of its executive officers and other employees for club dues and similar expenses. PAA considers these benefits and reimbursements to be typical of other employers, and PAA does not believe they are distinctive of its compensation program.

Elements of Compensation

        Salary.    PAA does not "benchmark" its salary or bonus amounts. In practice, PAA's salaries are moderate relative to the broad spectrum of energy industry competitors for similar talent, but are generally competitive with the narrower universe of large-cap MLP peers.

        Cash Bonuses.    PAA's cash bonuses consist of annual discretionary bonuses in which all of PAA's Named Executive Officers potentially participate and a formula-based quarterly bonus program in which Messrs. Coiner and vonBerg participate.

        Long-Term Incentive Awards.    The primary long-term measure of PAA's performance is its ability to increase its sustainable quarterly distribution to its equity holders. PAA uses performance-indexed phantom unit grants to encourage and reward timely achievement of targeted distribution levels and align the long-term interests of PAA's Named Executive Officers with those of PAA's equity owners. These grants also contain minimum service periods as further described below in order to encourage long-term retention. A phantom unit is the right to receive, upon the satisfaction of any vesting criteria specified in the grant, a common unit (or cash equivalent) of PAA. PAA does not use options as a form of incentive compensation. Unlike "vesting" of an option, vesting of a phantom unit results in delivery of a common unit or cash of equivalent value as opposed to a right to exercise. Terms of historical phantom unit grants have varied, but generally phantom units vest upon the later of achievement of targeted distribution threshold levels and continued employment for periods ranging from two to six years. These distribution performance thresholds are generally consistent with PAA's targeted range for distribution growth. To encourage accelerated performance, if PAA meets certain distribution thresholds prior to meeting the minimum service requirement for vesting, PAA's Named Executive Officers have the right to receive distributions on phantom unit grants prior to vesting in the underlying units (referred to as distribution equivalent rights, which we refer to as DERs).

Relation of Compensation Elements to Compensation Objectives

        PAA's compensation program is designed to motivate, reward and retain its executive officers. Cash bonuses serve as a near-term motivation and reward for achieving the annual goals established at the beginning of each year. Phantom unit awards and associated DERs provide motivation and reward over both the near-term and long-term for achieving performance thresholds necessary for vesting. The level of annual bonus and phantom unit awards reflect the moderate salary profile and the significant weighting towards performance-based, at-risk compensation. Salaries and cash bonuses (particularly quarterly bonuses), as well as currently payable DERs associated with unvested phantom units, serve as near-term retention tools. Longer-term retention is facilitated by the minimum service periods of up to five years associated with phantom unit awards and, in the case of Messrs. Coiner and vonBerg, annual bonuses that are payable over a three-year period. To facilitate GP LLC's compensation committee in reviewing and making recommendations with respect to compensation of PAA's Named Executive Officers, the committee is provided a compensation "tally sheet" for such officers.

        PAA stresses performance-based compensation elements to attempt to create a performance-driven environment in which its executive officers are (i) motivated to perform over both the short term and the long term, (ii) appropriately rewarded for their services and (iii) encouraged to remain with PAA even after meeting long-term performance thresholds in order to meet the minimum service periods and by the promise of rewards yet to come. PAA believes its compensation philosophy as implemented by application of the three primary compensation elements aligns the interests of PAA's Named Executive Officers with PAA's equity holders and positions the Partnership to achieve its business goals.

        PAA believes these compensation practices have been successful in achieving its objectives. Over the five-year period ended December 31, 2006, PAA's annual distribution per limited partner unit has grown at a compound annual rate of 8.3% and the total return realized by PAA's limited partner unitholders for that period averaged approximately 23%. PAA's retention rate for its Named Executive Officers over the same period has been 100%.

Application of Compensation Elements

        Salary.    PAA does not make systematic annual adjustments to the salaries of PAA's Named Executive Officers. Instead, when indicated as a result of adding new senior management members to keep pace with PAA's overall growth, necessary salary adjustments are made to maintain hierarchical relationships between senior management levels and the new senior management members. Since May 1999, Messrs. Armstrong and Pefanis have received one salary adjustment and Messrs. Coiner and Kramer have received two salary adjustments.

  Cash Bonuses.

        Annual Discretionary Bonuses.    Annual discretionary bonuses are determined based on PAA's performance relative to its annual plan forecast and public guidance, its distribution growth targets and other quantitative and qualitative goals established at the beginning of each year. Such annual objectives are discussed and reviewed with the board in conjunction with the review and authorization of the annual plan.

        At the end of each year, PAA's CEO performs a quantitative and qualitative assessment of PAA's performance relative to its goals. Key quantitative measures include earnings before interest, taxes, depreciation and amortization, excluding items affecting comparability ("EBITDA"), relative to established guidance, as well as the growth in the annualized quarterly distribution level per limited partner unit relative to annual growth targets. PAA's primary performance metric is its ability to generate increasing and sustainable cash distributions to its equity owners. Accordingly, although net income and net income per unit are monitored to highlight inconsistencies with primary performance metrics, as is PAA's market performance relative to its MLP peers and major indices, these metrics are considered secondary performance measures. PAA's CEO's written analysis of PAA's performance examines PAA's accomplishments, shortfalls and overall performance against opportunity, taking into account controllable and non-controllable factors encountered during the year.

        The resulting document and supporting detail is submitted to PAA's board of directors for review and comment. Based on the conclusions set forth in the annual performance review, PAA's CEO submits recommendations to PAA's compensation committee for bonuses to PAA's Named Executive Officers, taking into account the relative contribution of the individual officer. Except as described below for Messrs. Coiner and vonBerg, there are no set formulas for determining the annual discretionary bonus for PAA's Named Executive Officers. Factors considered by PAA's CEO in determining the level of bonus in general include (i) whether or not PAA achieved the goals established for the year and any notable shortfalls relative to expectations; (ii) the level of difficulty associated with achieving such objectives based on the opportunities and challenges encountered during the year; (iii) current year operating and financial performance relative to both public guidance and prior year's performance; (iv) significant transactions or accomplishments for the period not included in the goals for the year; (v) PAA's relative prospects at the end of the year with respect to future growth and performance; and (vi) PAA's positioning at the end of the year with respect to its targeted credit profile. PAA's CEO takes these factors into consideration as well as the relative contributions of each of PAA's Named Executive Officers to the year's performance in developing his recommendations for bonus amounts.

        These recommendations are discussed with PAA's compensation committee, adjusted as appropriate, and submitted to the board for its review and approval. Similarly, PAA's compensation committee assesses the CEO's contribution toward meeting PAA's goals, and recommends a bonus for the CEO it believes to be commensurate with such contribution. In several instances, PAA's CEO has requested that the bonus amount recommended by PAA's compensation committee be reduced to maintain a closer relationship to bonuses awarded to PAA's Named Executive Officers.

        Quarterly Bonus based on Adjusted EBITDA.    Mr. Coiner, Mr. vonBerg and certain other members of PAA's U.S. based senior management team are directly involved in activities that generate earnings for PAA. These individuals, along with approximately 80 other employees in PAA's marketing and business development groups participate in a quarterly bonus pool based on adjusted EBITDA, which directly rewards for quarterly performance the commercial and asset-managing employees who participate. This quarterly incentive provides a direct incentive to optimize quarterly performance even when, on an annual basis, other factors might negatively affect bonus potential. Allocation of quarterly bonus amounts among all participants based on relative contribution is recommended by Mr. Coiner and reviewed, modified and approved by Mr. Pefanis, as appropriate. Mr. Pefanis does not participate in the quarterly bonus. The quarterly bonus amounts for Mr. Coiner and Mr. vonBerg are taken into consideration in determining the recommended annual discretionary bonus submitted by the CEO to PAA's compensation committee.

        Long-Term Incentive Awards.    PAA does not make systematic annual phantom unit awards to PAA's Named Executive Officers. Instead, PAA's objective is to time the granting of awards such that as performance thresholds are met for existing awards, additional long-term incentives are created. Thus, performance is rewarded by relatively greater frequency of awards and lack of performance by relatively lesser frequency of awards. Generally, PAA believes that a three- to four-year grant cycle (and extended time-vesting requirements) provides a balance between a meaningful retention period for PAA and a visible, reachable reward for the executive officer. Achievement of performance targets does not shorten the minimum service period requirement. If top performance targets on outstanding awards are achieved in the early part of this four-year cycle, new awards are granted with higher performance thresholds, and the minimum service periods of the new awards are generally synchronized with the remaining time-vesting requirements of outstanding awards in a manner designed to encourage extended retention of PAA's Named Executive Officers. Accordingly, these new arrangements inherently take into account the value of awards where performance levels have been achieved but have not yet vested due to ongoing service period requirements, but do not take into consideration previous awards that have fully vested.

Application in 2006

        At the beginning of 2006, PAA publicly established the following five goals for 2006:

          1.     Deliver operating and financial performance in line with guidance furnished at the beginning of 2006 on a Form 8-K dated February 23, 2006;

          2.     Maintain and improve PAA's present credit rating and further expand its liquidity and financial flexibility to accommodate future growth;

          3.     Optimize PAA's existing asset base and operations and expand its inventory of internal expansion projects;

          4.     Pursue PAA's target of averaging $200 to $300 million of accretive and strategic acquisitions; and

          5.     Increase PAA's distribution paid to unitholders by 10% over 2005 payments.

        PAA met or substantially exceeded each of these goals in 2006. Excluding the impact of unforecasted acquisitions, PAA's adjusted EBITDA exceeded the original guidance for 2006 by approximately 24%. Including the impact of unforecasted acquisitions, PAA's adjusted EBITDA exceeded original guidance for 2006 by approximately 40%. PAA exceeded its acquisition target for 2006 by completing seven acquisitions aggregating approximately $3.0 billion. PAA also took several steps to optimize its asset base and expand its inventory of organic growth projects as PAA successfully implemented an expanded capital program totaling approximately $332 million, an increase of 44% as compared to the original capital program for 2006 of approximately $230 million. Despite a year of significant acquisition and expansion activity, PAA maintained a strong capital structure and an investment grade credit rating and expanded its liquidity and financial flexibility. Finally, PAA exceeded its goal for unitholder distributions as total distributions paid in 2006 increased by approximately 11.5% over distributions paid in 2005. The total return to PAA's limited partners (unit price appreciation plus distributions received) was approximately 38% in 2006 as compared to 25.8%, 15.8% and 19.0% for the MLP peer index, the S&P 500 and the Dow Jones Industrial Index, respectively.

        For 2006, the elements of compensation were applied as follows:

        Salary.    No salary adjustments were recommended or made in 2006.

        Cash Bonuses.    Based on PAA's CEO's annual performance review and the individual performance of each of PAA's Named Executive Officers, PAA's compensation committee recommended to the board and the board approved the annual bonuses reflected in the "Summary Compensation Table" and notes thereto. The aggregate annual and, where applicable, quarterly bonus amounts reflected in the Summary Compensation Table are approximately 11% to 28% higher than amounts paid in 2005, which was considered a year of strong performance. Such amounts take into account the significant overperformance relative to each of the five goals established for 2006, the absence of any notable shortfalls relative to expectations; the level of difficulty associated with achieving such objectives; PAA's relative positioning at the end of the year with respect to future growth and performance; the significant transactions or accomplishments for the period not included in the goals for the year; and PAA's positioning at the end of the year with respect to its targeted credit profile. In the case of Mr. Coiner and Mr. vonBerg, the aggregate bonus amount represented 39.8% and 37.5% in annual bonus and 60.2% and 62.5% in quarterly bonus, respectively.

        Long-Term Incentive Awards.    No awards were made in 2006. Effective with the November 2006 distribution, however, PAA achieved the highest performance threshold ($3.00 per limited partner unit annualized) contained in substantially all pre-2006 phantom unit awards. Vesting of these pre-2006 awards remains subject to continued employment, and the service-period vesting requirements will be met in various increments over the next three to four years with the final vesting in May 2010. The compensation expense recognized in 2006 related to such awards is reflected on an individual basis in the Summary Compensation Table that follows. The vesting requirements are described in the footnotes to the Outstanding Equity Awards Table that follows.

        Consistent with PAA's policy of issuing new grants (with extended time-vesting periods) when the highest performance threshold of existing grants has been reached, in February of 2007 PAA's board of directors granted awards with a top performance threshold of $4.00 per limited partner unit, representing a 33% increase over the November 2006 distribution level of $3.00 per unit. Such grants are intended to encourage continued growth and fundamental performance that will support future distribution growth. Specifically, the terms of the awards provide that, subject to meeting the service period requirement, the phantom unit grants will vest in one-third increments upon achieving annualized quarterly distribution levels of $3.50 per unit, $3.75 per unit and $4.00 per unit, respectively. Tandem DERs vest in 25% increments upon achieving annualized quarterly distribution levels of $3.40, $3.60, $3.80 and $4.00 per unit. Approximately two-thirds of the awards are eligible to vest in 2011 and one-third are eligible to vest in 2012. If any of the performance thresholds are not achieved prior to the May 2014 distribution date, such awards will expire. Upon vesting, the phantom units are payable on a one-for-one basis in common units of PAA (or cash equivalent depending on the form of grant). The 2007 awards included grants to PAA's Named Executive Officers as follows: Mr. Armstrong, 180,000; Mr. Pefanis, 120,000; Mr. Kramer, 60,000; Mr. Coiner, 90,000 and Mr. vonBerg, 54,000. The number of phantom units awarded to PAA's Named Executive Officers represents approximately 60% of their outstanding pre-2006 awards.

Other Compensation Related Matters

        Equity Ownership.    As of December 31, 2006, each of PAA's Named Executive Officers owned substantial equity in PAA. Although PAA encourages its Named Executive Officers to retain ownership in PAA, it does not have a policy requiring maintenance of a specified equity ownership level. PAA's policies prohibit its Named Executive Officers from using puts, calls or options to hedge the economic risk of their ownership. In the aggregate, as of December 31, 2006, PAA's Named Executive Officers beneficially owned an aggregate of approximately 556,475 of PAA's limited partner units, excluding any unvested equity awards, as well as an aggregate 3% indirect ownership interest in PAA's general partner. Based on the market price of PAA's limited partner units at December 31, 2006 and an implied valuation for their collective general partner interest using similar valuation metrics, the value of the equity ownership of these individuals was approximately 45 times their aggregate 2006 salaries and approximately 3.9 times the combined aggregate salaries and bonuses for 2006.

        Recovery of Prior Awards.    Except as provided by applicable laws and regulations, PAA does not have a policy with respect to adjustment or recovery of awards or payments if relevant company performance measures upon which previous awards were based are restated or otherwise adjusted in a manner that would reduce the size of such award or payment.

        Section 162(m).    With respect to the deduction limitations under Section 162(m) of the Code, PAA is a limited partnership and does not meet the definition of a "corporation" under Section 162(m). Nonetheless, the salaries for each of PAA's Named Executive Officers are substantially less than the Section 162(m) threshold of $1,000,000 and PAA believes the bonus compensation and long-term incentive compensation would qualify for performance-based compensation under Reg. 1.162-27(e) and therefore would not be additive to salaries for purposes of measuring the $1,000,000 tax limitation.

        Change in Control Triggers.    The employment agreements for Messrs. Armstrong and Pefanis and the long-term incentive plan grants to PAA's Named Executive Officers include severance payment provisions or accelerated vesting triggered upon a change of control, as defined in the respective agreement. In the case of the long-term incentive plan grants, the provision becomes operative only if the change in control is accompanied by a change in status (such as the termination of employment by the general partner). PAA believes this "double trigger" arrangement is appropriate because it provides assurance to the executive, but does not offer a windfall to the executive when there has been no real change in employment status. The provisions in the employment agreements for Messrs. Armstrong and Pefanis become operative only if the executive terminates employment within three months of the change in control. Messrs. Armstrong and Pefanis agreed to a conditional waiver of these provisions with respect to a transaction in 2005 that would have constituted a change in control. We expect that Messrs. Armstrong and Pefanis will extend that waiver, to be conditioned upon Vulcan Energy's continued performance under the Voting Rights Agreement. See "—Potential Payments upon Termination or Change-in-Control" and "—Employment Contracts."

Summary Compensation Table

        The following table sets forth certain compensation information for PAA's Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers in 2006 ("PAA's Named Executive Officers"). PAA reimburses its general partner and its affiliates for expenses incurred on its behalf, including the costs of officer compensation.

2006 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Non-Equity incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Greg L. Armstrong Chairman and CEO	2006	375,000	3,750,000		5,184,222	0	15,930	9,325,152
Harry N. Pefanis President and Chief Operating Officer	2006	300,000	3,400,000		3,456,148	0	15,930	7,172,078
Phillip D. Kramer Executive Vice President and Chief Financial Officer	2006	250,000	1,000,000		1,876,043	0	15,930	3,141,973
George R. Coiner(3) Senior Group Vice President	2006	250,000	3,390,100	(4)	2,616,477	0	15,930	6,272,507
John P. vonBerg Vice President—Trading	2006	200,000	2,934,700	(5)	1,575,530	0	15,744	4,725,974

(1)
Dollar amounts represent the compensation expense recognized by PAA in 2006 with respect to outstanding phantom unit grants under PAA's LTIP, whether or not granted during 2006. See Note 10 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus for a discussion of the assumptions made in determining these amounts. While substantially all of the performance thresholds for earning the phantom units represented by these amounts had been met as of December 29, 2006, none of the amounts included in this column were vested as of such date as they contain ongoing service requirements and, subject to meeting those requirements, vested or will vest in various increments in 2007, 2008, 2009 and 2010.

(2)
GP LLC matches 100% of employees' contributions to its 401(k) plan in cash, subject to certain limitations in the plan. All Other Compensation for Messrs. Armstrong, Pefanis, Kramer, Coiner and vonBerg includes $15,000 in such contributions. The remaining amount represents premium payments on behalf of PAA's Named Executive Officer for group term life insurance.

(3)
As of August 31, 2007, George R. Coiner retired as Senior Group Vice President of PAA. In connection with Mr. Coiner's retirement, PAA and Mr. Coiner entered into a separation agreement. Terms of the agreement provide for cancellation of outstanding equity awards (including awards for which performance thresholds have been achieved, but excluding certain options granted in 2001 for which all performance and time vesting requirements have been satisfied) and payment to Mr. Coiner of a lump sum amount of approximately $8.7 million in satisfaction of PAA's obligations with respect to the cancelled equity awards, deferred and quarterly bonus amounts for prior and current periods, accrued vacation and other related obligations. The agreement also includes (i) a provision pursuant to which Mr. Coiner will remain a consultant to PAA through the first quarter of 2009 and for such services will receive a quarterly fee of $500,000,

  (ii) a general release by Mr. Coiner of any claims against PAA and (iii) Mr. Coiner's agreement that the Confidential Information and Non-Solicitation Agreement dated November 23, 1998 will remain in full force and effect until March 31, 2010. In addition to the amounts noted above, PAA will pay the premiums for COBRA coverage for a period of up to 18 months.

(4)
Includes quarterly bonuses aggregating $2,040,100 and an annual bonus of $1,350,000. The annual bonus is payable 60% at the time of award and 20% in each of the two succeeding years.

(5)
Includes quarterly bonuses aggregating $1,834,700 and an annual bonus of $1,100,000. The annual bonus is payable 60% at the time of award and 20% in each of the two succeeding years.

Grants of Plan-Based Awards Table

        This table has been omitted because no plan-based awards were made in 2006. See "—Compensation Discussion and Analysis."

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

        A discussion of 2006 salaries and bonuses is included in "—Compensation Discussion and Analysis." The following is a discussion of other material factors necessary to an understanding of the information disclosed in the Summary Compensation Table.

        2006 Salary—As discussed in this CD&A, PAA does not make systematic annual adjustments to the salaries of its Named Executive Officers. Accordingly, no salary adjustments were made for any of PAA's Named Executive Officers in 2006.

Employment Contracts

        Mr. Armstrong is employed as Chairman and Chief Executive Officer of GP LLC. The initial three-year term of Mr. Armstrong's employment agreement with GP LLC commenced on June 30, 2001, and is automatically extended for one year on June 30 of each year (such that the term is reset to three years) unless Mr. Armstrong receives notice from the chairman of PAA's compensation committee that the board of directors has elected not to extend the agreement. Mr. Armstrong has agreed, during the term of the agreement and for five years thereafter, not to disclose (subject to typical exceptions, including, but not limited to, requirement of law or prior disclosure by a third party) any confidential information obtained by him while employed under the agreement. The agreement provided for a base salary of $330,000 per year, subject to annual review. In 2005, Mr. Armstrong's annual salary was increased to $375,000. See "—Compensation Discussion and Analysis" for a discussion of how PAA uses salary and bonus to achieve compensation objectives. See "—Potential Payments Upon Termination or Change-In-Control" for a discussion of the provisions in Mr. Armstrong's employment agreement related to termination, change of control and related payment obligations.

        Mr. Pefanis is employed as President and Chief Operating Officer of GP LLC. The initial three-year term of Mr. Pefanis' employment agreement with GP LLC commenced on June 30, 2001, and is automatically extended for one year on June 30 of each year (such that the term is reset to three years) unless Mr. Pefanis receives notice from the chairman of the board of directors of GP LLC that the board has elected not to extend the agreement. Mr. Pefanis has agreed, during the term of the agreement and for one year thereafter, not to disclose (subject to typical exceptions) any confidential information obtained by him while employed under the agreement. The agreement provided for a base salary of $235,000 per year, subject to annual review. In 2005, Mr. Pefanis' annual salary was increased to $300,000. See "—Compensation Discussion and Analysis" for a discussion of how PAA uses salary and bonus to achieve compensation objectives. See "—Potential Payments Upon Termination or Change-In-Control" for a discussion of the provisions in Mr. Pefanis' employment agreement related to termination, change of control and related payment obligations.

        In connection with Mr. vonBerg's employment in January 2002, GP LLC and Mr. vonBerg entered into a letter agreement setting forth the terms of his employment. Such letter agreement provided for Mr. vonBerg's base salary of $200,000 per year and his participation in a quarterly bonus pool based on gross margin generated by the employee's business unit, discretionary annual bonus pool and employee benefits provided to all employees generally. See "—Compensation Discussion and Analysis" for a discussion of how PAA uses salary and bonus to achieve compensation objectives. The letter agreement expired in accordance with its terms in January 2007. Mr. vonBerg also entered into an ancillary agreement which provides that for a period of one year following his termination, he will not disclose (subject to typical exceptions) any confidential information obtained by him while employed under the agreement and he will not, for one year after termination, engage in certain transactions with certain suppliers and customers.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth certain information with respect to outstanding PAA equity awards at December 31, 2006 with respect to PAA's Named Executive Officers:

Outstanding Equity Awards at Fiscal Year-End

Name (a)	Number of Securities Underlying unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock that Have Not Vested (#) (g)	Market Value of Shares or Units of Stock that Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) (i)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
Greg L. Armstrong	37,500 —	(2)	— —	— —	$11.55 —	06/07/2011 —	— —	— —	— 300,000	(3)	— 15,360,000
Harry N. Pefanis	27,500 —	(2)	— —	— —	$11.55 —	06/07/2011 —	— —	— —	— 200,000	(3)	— 10,240,000
Phillip D. Kramer	22,500 —	(2)	— —	— —	$11.55 —	06/07/2011 —	— —	— —	— 100,000	(4)	— 5,120,000
George R. Coiner	21,250 — —	(2)	— — —	— — —	$11.55 — —	06/07/2011 — —	— — —	— — —	— 80,000 70,000	(4) (5)	— 4,096,000 3,584,000
John P. vonBerg	— —		— —	— —	— —	— —	— —	— —	50,000 40,000	(4) (5)	2,560,000 2,048,000

(1)
Market value of units reported in this column is calculated by multiplying the closing market price ($51.20) of PAA's common units at December 29, 2006 (the last trading day of the fiscal year) by the number of units. Approximately one third of the value reflected in this column is also reflected in the Summary Compensation Table.

(2)
The units underlying the options were contributed to PAA GP by its owners. PAA has no obligation to reimburse its general partner for the units upon exercise of the options. Mr. Armstrong vested in 18,750 options on April 22, 2002 and 18,750 options on July 21, 2004. Mr. Pefanis vested in 13,750 options on each of the same dates. Mr. Kramer vested in 11,250 options on each of the same dates. Mr. Coiner vested in 10,625 options on each of the same dates.

(3)
These phantom units have vested or will vest 30%, 30% and 40% solely upon achievement by PAA of annualized distributions of $2.60, $2.80 and $3.00 per unit and continued employment through May 2007, May 2009 and May 2010, respectively. Any phantom units that have not vested (and all associated DERs) as of the May 2012 distribution date will be forfeited. DERs associated with these phantom units become payable 30%, 15%, 15%, 20% and 20% upon the earlier to occur of annualized distributions of $2.60 or May 2007, $2.70 or May 2008, $2.80 or May 2009, $2.90 or May 2010, and $3.00 or May 2010, respectively.

(4)
These phantom units have vested or will vest 40%, 30% and 30% upon achievement by PAA of annualized distributions of $2.60, $2.80 and $3.00 per unit and continued employment through May 2007, May 2009 and May 2010, respectively. Any phantom units that have not previously vested will fully vest on the May 2011 distribution date, subject to continued employment through such date. DERs associated with these phantom units become payable 40%, 15%, 15%, 15% and 15% upon the earlier to occur of annualized distributions of $2.60 or May 2007, $2.70 or May 2008, $2.80 or May 2009, $2.90 or May 2010, and $3.00 or May 2010, respectively.

(5)
These phantom units will vest in equal one-third increments solely upon achievement by PAA of annualized distributions of $2.90, $3.00 and $3.10 per unit and continued employment through May 2008, May 2009 and May 2010, respectively. DERs associated with these phantom units vest and become payable in equal one-third increments solely upon the payment of annualized distributions of $2.90, $3.00, and $3.10, respectively. Any phantom units that have not vested (and all associated DERs) as of the May 2012 distribution date will be forfeited.

Option Exercises and Stock Vested Table

        This table has been omitted because there were no exercises of options by or vestings of LTIPs for PAA's Named Executive Officers in 2006.

Pension Benefits

        PAA sponsors a 401(k) plan that is available to all U.S. employees, but does not maintain a pension or defined benefit program.

Nonqualified Deferred Compensation and Other Nonqualified Deferred Compensation Plans

        PAA does not have a nonqualified deferred compensation plan or program for its officers or employees.

Potential Payments upon Termination or Change-in-Control

        The following table sets forth potential amounts payable to PAA's Named Executive Officers upon termination of employment under various circumstances, and as if terminated on December 29, 2006.

Potential Payments upon Termination or Change-in-Control

Termination:	By reason of Death ($)		By Reason of Disability ($)		By Company without Cause ($)		By Executive with Good Reason ($)		In Connection with a Change In Control ($)
Greg L. Armstrong
Salary and Bonus	6,750,000	(1)	6,750,000	(1)	6,750,000	(1)	6,750,000	(1)	10,125,000	(2)
Equity Compensation	15,360,000	(3)	15,360,000	(3)	15,360,000	(2)(4)	15,360,000	(2)	15,360,000	(2)(5)
Health Benefits	N/A		39,736	(6)	39,736	(6)	39,736	(6)	39,736	(6)
Tax Gross-up	N/A		N/A		N/A		N/A		2,371,479	(7)
Total	22,110,000		22,149,736		22,149,736		22,149,736		27,896,215
Harry N. Pefanis
Salary and Bonus	6,100,000	(1)	6,100,000	(1)	6,100,000	(1)	6,100,000	(1)	9,150,000	(2)
Equity Compensation	10,240,000	(3)	10,240,000	(3)	10,240,000	(4)	10,240,000	(2)	10,240,000	(2)(5)
Health Benefits	N/A		39,736	(6)	39,736	(6)	39,736	(6)	39,736	(6)
Tax Gross-up	N/A		N/A		N/A		N/A		2,112,233	(7)
Total	16,340,000		16,379,736		16,379,736		16,379,736		21,541,969
Phillip D. Kramer
Equity Compensation	5,120,000	(3)	5,120,000	(3)	5,120,000	(4)	N/A		5,120,000	(5)
George R. Coiner(8)
Equity Compensation	7,680,000	(3)	7,680,000	(3)	6,485,299	(4)	N/A		7,680,000	(5)
John P. vonBerg
Equity Compensation	4,608,000	(3)	4,608,000	(3)	3,925,299	(4)	N/A		4,608,000	(5)

(1)
The employment agreements between GP LLC and Messrs. Armstrong and Pefanis provide that if (i) their employment with GP LLC is terminated as a result of their death, (ii) they terminate their employment with GP LLC (a) because of a disability (as defined below) or (b) for good reason (as defined below), or (iii) GP LLC terminates their employment without cause (as defined below), they are entitled to a lump-sum amount equal to the product of (1) the sum of their (a) highest annual base salary paid prior to their date of termination and (b) highest annual bonus paid or payable for any of the three years prior to the date of termination, and (2) the lesser of (i) two or (ii) the number of days remaining in the term of their employment agreement divided by 360. The amount provided in the table assumes for each executive a termination date of December 29, 2006, and also assumes a highest annual base salary of $375,000 and highest annual bonus of $3,000,000 for Mr. Armstrong, and a highest annual base salary of $300,000 and highest annual bonus of $2,750,000 for Mr. Pefanis.

  The employment agreements between GP LLC and Messrs. Armstrong and Pefanis define "disability" as the impairment of health to an extent that makes the continued performance of their duties hazardous to physical or mental health or life.

  The employment agreements between GP LLC and Messrs. Armstrong and Pefanis define "cause" as (i) willfully engaging in gross misconduct, or (ii) conviction of a felony involving moral turpitude. Notwithstanding, no act, or failure to act, on their part is "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that such act or omission was in the best interest of GP LLC or otherwise likely to result in no material injury to GP LLC. However, neither Mr. Armstrong or Mr. Pefanis will be deemed to have been terminated for cause unless and until there is delivered to them a copy of a resolution of the board of directors of GP LLC at a meeting held for that purpose (after reasonable notice and an opportunity to be heard), finding that Mr. Armstrong or Mr. Pefanis, as applicable, was guilty of the conduct described above, and specifying the basis for that finding.

  The employment agreements between GP LLC and Messrs. Armstrong and Pefanis define "good reason" as the occurrence of any of the following circumstances: (i) removal by GP LLC from, or failure to re-elect them to, the positions to which Messrs. Armstrong and Pefanis were appointed pursuant to their respective employment agreements, except in connection with their termination for cause (as defined above); (ii) (a) a reduction in their rate of base salary (other than in connection with across-the-board salary reductions for all executive officers of GP LLC, unless such reduction reduces their base salary to less than 85% of their current base salary, (b) a material reduction in their fringe benefits, or (c) any other material failure by GP LLC to comply with its obligations under their employment agreements to pay their annual salary and bonus, reimburse their business expenses, provide for their participation in certain employee benefit plans and arrangements, furnish them with suitable office space and support staff, or allow them no less than 15 business days of paid vacation annually; or (iii) the failure of GP LLC to obtain the express assumption of the employment agreements by a successor entity (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of GP LLC.

(2)
Pursuant to their employment agreements, if Messrs. Armstrong and Pefanis terminate their employment with GP LLC within three (3) months of a change in control (as defined below), they are entitled to a lump-sum payment in an amount equal to the product of (i) three and (ii) the sum of (a) their highest annual base salary previously paid to them and (b) their highest annual bonus paid or payable for any of the three years prior to the date of such termination. The amount provided in the table assumes a change in control and termination date of December 29, 2006, and also assumes a highest annual base salary of $375,000 and highest annual bonus of $3,000,000 for Mr. Armstrong, and a highest annual base salary of $300,000 and highest annual bonus of $2,750,000 for Mr. Pefanis.

  For this purpose a "change in control" means (i) the acquisition by an entity or group (other than Plains Resources Inc. or a wholly owned subsidiary thereof) of 50% or more of the membership interest of GP LLC or (ii) the existing owners of the membership interests of GP LLC ceasing to own more than 50% of the membership interests of GP LLC.

  In August 2005, Vulcan Energy increased its interest in GP LLC from approximately 44% to approximately 54%. The consummation of the transaction constituted a change of control under the employment agreements with Messrs. Armstrong and Pefanis. However, Messrs. Armstrong and Pefanis entered into agreements with GP LLC waiving their rights to payments under their employment agreements in connection with the change of control, contingent on the execution and performance by Vulcan Energy of a voting agreement with GP LLC that restricts certain of Vulcan's voting rights. Messrs. Armstrong and Pefanis have agreed to extend their waivers contingent upon Vulcan Energy's execution and performance of the voting rights agreement. Upon a breach, termination, or notice of termination of the voting agreement by Vulcan Energy these waivers will automatically terminate and the executive officer will be paid a lump sum as if he had terminated his employment for good reason. Upon any termination by PAA without cause or by the executive for good reason, such executive officer would also vest in all outstanding phantom units under PAA's LTIPs.

(3)
The letters evidencing the 2005 phantom unit grants to PAA's Named Executive Officers provide that in the event of their death or disability (as defined below), all of their then outstanding phantom units and associated DERs will be deemed 100% nonforfeitable, and such phantom units and associated DERs will vest (i.e., the phantom units will become payable in the form of one PAA common unit and the associated DERs will become payable in a cash lump-sum payment) as provided in Footnote 3 to the "Outstanding Equity Awards at Fiscal Year-End" table. For this purpose "disability" means a physical or mental disability that impairs the ability to perform duties for a period of eighteen (18) months or that the general partner otherwise determines constitutes a disability.

  The dollar value amount provided assumes the death or disability occurred on December 29, 2006. As a result, all phantom units and the associated DERs of PAA's Named Executive Officers would have become nonforfeitable effective as of December 29, 2006, and vested at the time(s) described in Footnote 3 to the "Outstanding Equity Awards at Fiscal Year-End" table. The dollar value given is based on the market value on December 29, 2006 ($51.20 per unit) without discount for vesting period.

(4)
Pursuant to the 2005 phantom unit grants to PAA's Named Executive Officers, in the event their employment is terminated other than in connection with a change in control (as defined in Footnote 5, below) or by reason of death or disability (as defined in Footnote 3, above), all of the DERs (regardless of vesting) and phantom units then outstanding under their respective 2005 phantom unit grants would automatically be forfeited as of the date of termination; provided, however, that if GP LLC terminated their employment other than for cause (as defined below), any unvested phantom units that had satisfied all of the vesting criteria as of the date of their termination but for the passage of time would be deemed nonforfeitable and would vest on the next following distribution date. The dollar value amount provided assumes that PAA's Named Executive Officers were terminated without cause on December 29, 2006. As a result, all of the outstanding phantom units held by Messrs. Armstrong, Pefanis and Kramer would be deemed nonforfeitable and would vest on the February 2007 distribution date. All outstanding phantom units, except for 23,334 and 13,334 held by Messrs. Coiner and vonBerg, respectively, would be deemed nonforfeitable and would vest on the February 2007 distribution date. The dollar value given is based on the market value on December 29, 2006 of $51.20 per unit, without discount for vesting period.

(5)
The 2005 phantom unit grants to PAA's Named Executive Officers provide that in the event of a change of status (as defined below), all of the then outstanding phantom units and tandem DERs will be deemed 100% nonforfeitable, and such phantom units will vest in full (i.e., become payable in the form of one PAA common unit for each phantom unit) upon the next distribution date. Assuming the change in status occurred on December 29, 2006, all outstanding phantom units and the associated DERs would have become nonforfeitable as of December 29, 2006, and such phantom units and tandem DERs would vest (i.e., become payable) on the February 2007 distribution date.

  The phrase "change in status" means, with respect to a Named Executive Officer, the occurrence, during the period beginning three months prior to and ending one year following a change of control (as defined below), of any of the following: (i) termination of employment by GP LLC other than a termination for cause (as defined below); (ii) without consent, the removal from, or any failure to re-elect them to, the position(s) held by them (or substantially equivalent position(s)) immediately prior to the change in control; (iii) any reduction in their base salaries; or (iv) any material reduction in their fringe benefits.

  The phrase "change of control" means, and is deemed to have occurred upon the occurrence of, one or more of the following events; (i) GP LLC ceasing to be the general partner of PAA's general partner; (ii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of PAA or GP LLC to any person and/or its affiliates, other than to PAA or GP LLC, including any employee benefit plan thereof; (iii) the consolidation, reorganization, merger, or any other similar transaction involving (A) a person other than the Partnership or GP LLC and (B) PAA, GP LLC or both; (iv) the persons who own membership interests in GP LLC ceasing to beneficially own, directly or indirectly, more than 50% of the membership interests of GP LLC; or (v) any person, including any partnership, limited partnership, syndicate or other group deemed a "person" for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended, becoming the beneficial owner, directly or indirectly, of more than 49.9% of the membership interest in GP LLC. With respect to the lattermost event, the grant letter makes an exception for any existing member of GP LLC if the member signs a voting agreement such as that executed by Vulcan in August 2005 (such exception not applying to the November 2005 grants to Messrs. Coiner and vonBerg). The term "cause" means (i) the failure to perform a job function in accordance with standards described in writing, or (ii) the violation of GP LLC's Code of Business Conduct (unless waived in accordance with the terms thereof), in each case, with the specific failure or violation described in writing.

(6)
Pursuant to their employment agreements with GP LLC, if Messrs. Armstrong or Pefanis are terminated other than (i) for cause (as defined in Footnote 1, above), (ii) by reason of death or (iii) by resignation (unless such resignation is due to a disability or for good reason (each as defined in Footnote 1, above)), then they are entitled to continue to participate, for a period which is the lesser of two years from the date of termination or the remaining term of the employment agreement, in such health and accident plans or arrangements as is made available by GP LLC to its executive officers generally. The amounts provided in the table assume a termination date of December 29, 2006.

(7)
Pursuant to their employment agreements, Messrs. Armstrong and Pefanis will be reimbursed for any excise tax due under Section 4999 of the Code as a result of compensation (parachute) payments made under their respective employment agreements. The range of values of this benefit assumes that Messrs. Armstrong and Pefanis were terminated in connection with a change in control effective as of December 29, 2006.

(8)
As of August 31, 2007, George R. Coiner retired as Senior Group Vice President of PAA. In connection with Mr. Coiner's retirement, PAA and Mr. Coiner entered into a separation agreement. Terms of the agreement provide for cancellation of outstanding equity awards (including awards for which performance thresholds have been achieved, but excluding certain options granted in 2001 for which all performance and time vesting requirements have been satisfied) and payment to Mr. Coiner of a lump sum amount of approximately $8.7 million in satisfaction of PAA's obligations with respect to the cancelled equity awards, deferred and quarterly bonus amounts for prior and current periods, accrued vacation and other related obligations. The agreement also includes (i) a provision pursuant to which Mr. Coiner will remain a consultant to PAA through the first quarter of 2009 and for such services will receive a quarterly fee of $500,000, (ii) a general release by Mr. Coiner of any claims against PAA and (iii) Mr. Coiner's agreement that the Confidential Information and Non-Solicitation Agreement dated November 23, 1998 will remain in full force and effect until March 31, 2010. In addition to the amounts noted above, PAA will pay the premiums for COBRA coverage for a period of up to 18 months.

Confidentiality, Non-compete and Non-solicitation Arrangements

        Pursuant to his employment agreement, Mr. Armstrong has agreed to maintain the confidentiality of PAA information for a period of five years after the termination of his employment. Mr. Pefanis has agreed to a similar restriction for a period of one year following the termination of his employment. Mr. Coiner has agreed to maintain confidentiality and not to solicit customers or employees for a period of two years after the termination of his employment. Mr. vonBerg has agreed to maintain confidentiality and not to solicit customers for a period of one year following termination of his employment.

Compensation of Directors

        The following table sets forth a summary of the compensation PAA paid to its non-employee directors in 2006:

Name	Fees Earned or paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
David N. Capobianco(2)	47,000	101,352	—	—	—	—	148,352
Everardo Goyanes	75,000	204,482	—	—	—	—	279,482
Gary R. Petersen(2)	45,000	101,352	—	—	—	—	146,352
Robert V. Sinnott	45,000	101,352	—	—	—	—	146,352
Arthur L. Smith	62,000	204,482	—	—	—	—	266,482
J. Taft Symonds	60,000	204,483	—	—	—	—	264,483

(1)
During the last fiscal year, Messrs. Goyanes, Smith and Symonds were granted 2,500 units and Mr. Sinnott was granted 1,250 units, by virtue of the automatic re-grant of PAA LTIP awards vested during the fiscal year. In addition, each member of the audit committee was awarded 5,000 units, which vest annually in 25% increments; these units are also subject to an automatic re-grant of the amount vested such that in each future fiscal year 1,250 units will simultaneous vest and be re-granted. Upon any vesting (other than the incremental audit committee awards), a cash equivalent payment is made to Vulcan Inc. and an affiliate of EnCap as directed by Mr. Capobianco and Mr. Petersen, respectively. Each audit committee member (currently Messrs. Goyanes, Smith and Symonds) has 10,000 units outstanding. Because these awards are subject to an automatic re-grant of units upon any vesting, each audit committee member will always have outstanding an award of 10,000 units. Mr. Sinnott has 5,000 units outstanding, and because this award is subject to an automatic re-grant of units upon any vesting, Mr. Sinnott will always have outstanding an award of 5,000 units. The dollar value of these awards and other awards granted in prior years is presented in the table reflecting the dollar amount of compensation expense recognized by us for 2006. See Note 10 to the Plains All American Pipeline, L.P. Consolidated Financial Statements for the year ended December 31, 2006 included elsewhere in this prospectus for a discussion of the assumptions made in determining these amounts.

(2)
Mr. Capobianco assigns to Vulcan Inc. any compensation attributable to his service as director. Mr. Petersen assigns to EnCap Energy Capital Fund III, L.P. any compensation attributable to his service as director.

        Each director of GP LLC who is not an employee of GP LLC is reimbursed for any travel, lodging and other out-of-pocket expenses related to meeting attendance or otherwise related to service on the board (including, without limitation, reimbursement for continuing education expenses). Each non-employee director is currently paid an annual retainer fee of $45,000. Mr. Armstrong is otherwise compensated for his services as an employee and therefore receives no separate compensation for his services as a director. In addition to the annual retainer, each committee chairman (other than the chairman of the audit committee) receives $2,000 annually. The chairman of the PAA audit committee receives $30,000 annually, and the other members of the PAA audit committee receive $15,000 annually, in each case, in addition to the annual retainer.

        PAA's non-employee directors receive LTIP awards or cash equivalent awards as part of their compensation. The LTIP awards vest annually in 25% increments over a four-year period and have an automatic re-grant feature such that as they vest, an equivalent amount is granted. The three non-employee directors who serve on PAA's audit committee each received a grant of 10,000 units (vesting 2,500 units per year). Mr. Sinnott received a grant of 5,000 units (vesting 1,250 per year).

Mr. Petersen and Mr. Capobianco each have assigned all director compensation to an affiliate of the GP LLC member that appointed him as a director. Such affiliates receive an annual cash payment equivalent in value to the annual vesting of Mr. Sinnott's award.

        All LTIP awards held by a director will vest in full upon the next vesting date after the death or disability (as determined in good faith by the board) of the director. For any "independent" directors (as defined in the GP LLC Agreement, and currently including Messrs. Goyanes, Smith and Symonds), the awards will also vest in full if such director (i) retires (no longer with full-time employment and no longer serving as an officer or director of any public company) or (ii) is removed from the Board or is not reelected to the Board, unless such removal or failure to reelect is for "good cause," as defined in the letter granting the units.

Reimbursement of Expenses of PAA GP and its Affiliates

        PAA does not pay its general partner a management fee, but it does reimburse its general partner for all expenses incurred on its behalf, including the costs of employee, officer and director compensation and benefits, as well as all other expenses necessary or appropriate to the conduct of PAA's business and continuation of its franchise.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED UNITHOLDER MATTERS

Plains GP Holdings, L.P.

        The following table sets forth certain information regarding the beneficial ownership of our common units and support units following the consummation of this offering and the related transactions by:

  •
  each person who is known to us to beneficially own more than 5% of such units to be outstanding;

  •
  Plains Holdings GP LLC, our general partner;

  •
  the named executive officers of our general partner;

  •
  each of the directors of our general partner; and

  •
  all of the directors and executive officers of our general partner as a group.

        All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders, as the case may be. Unless otherwise noted, the address of each beneficial owner named in the chart below is 333 Clay Street, Suite 1600, Houston, Texas 77002.

Name of Beneficial Owner	Common Units Beneficially Owned After Offering	Percentage of Common Units to be Beneficially Owned	Support Units Beneficially Owned After Offering	Percentage of Support units to be Beneficially Owned	Percentage of Total Common and Support units to be Beneficially Owned
Paul G. Allen
Vulcan Energy Corporation
Richard Kayne/Kayne Anderson Capital Advisors, L.P.
E-Holdings
Plains Holdings GP LLC
Greg L. Armstrong
Phil Kramer
David N. Capobianco
W. Lance Conn
Gary R. Petersen
Robert V. Sinnott
All directors and executive officers as a group (9 persons)

*
less than 1%

Plains Holdings GP LLC

        The following table sets forth the anticipated equity ownership of our general partner, after giving effect to the transactions contemplated hereby:

Name and Address of Owner	Percentage Ownership of Plains Holdings GP LLC
Paul G. Allen(1) 505 Fifth Avenue S, Suite 900 Seattle, WA 98104
Vulcan Energy Corporation(2) c/o Plains All American GP LLC 333 Clay Street, Suite 1600 Houston, TX 77002
KAFU Holdings, L.P.(3) 1800 Avenue of the Stars, 2nd Floor Los Angeles, CA 90067
E-Holdings III, L.P.(4) 1100 Louisiana, Suite 3150 Houston, TX 77002
E-Holdings V, L.P.(4) 1100 Louisiana, Suite 3150 Houston, TX 77002
PAA Management, L.P.(5) 333 Clay Street, Suite 1600 Houston, TX 77002
Wachovia Investors, Inc. 301 South College Street, 12th Floor Charlotte, NC 28288
Mark E. Strome 100 Wilshire Blvd., Suite 1500 Santa Monica, CA 90401
Strome MLP Fund, L.P. 100 Wilshire Blvd., Suite 1500 Santa Monica, CA 90401
Lynx Holdings I, LLC 15209 Westheimer, Suite 110 Houston, TX 77082

(1)
Mr. Allen owns approximately 80.1% of the outstanding shares of common stock of Vulcan Energy Corporation. Vulcan Energy GP Holdings Inc., a subsidiary of Vulcan Energy Corporation, will own       % of the equity of our general partner. We anticipate that Vulcan Energy Corporation will pledge all of its equity interest in Vulcan Energy GP Holdings Inc. as security for its obligations under its credit agreement (the "VEC Credit Agreement"). A default by Vulcan Energy Corporation under the VEC Credit Agreement could result in an indirect change in control of our general partner. Mr. Allen disclaims any deemed beneficial ownership, beyond his pecuniary interest, in any of our partner interests held by Vulcan Energy Corporation or any of its affiliates.

(2)
Messrs. Capobianco and Conn disclaim any deemed beneficial ownership of the interests held by Vulcan Energy Corporation and its affiliates beyond their pecuniary interest therein, if any.

(3)
Mr. Sinnott disclaims any deemed beneficial ownership of the interests owned by KAFU Holdings, L.P. other than through his 4.5% direct and indirect limited partner interest in KAFU Holdings, L.P. Mr. Sinnott has a non-controlling ownership interest in Kayne Anderson Capital Advisors, LP, which is the general partner of KAFU Holdings, L.P. and other funds invested in KAFU Holdings, L.P. Kayne Anderson Capital Advisors, LP is entitled to a percentage of the profits earned by the funds invested in KAFU Holdings, L.P.

(4)
Mr. Petersen disclaims any deemed beneficial ownership of the interests owned by E-Holdings III, L.P. and E-Holdings V, L.P. beyond his pecuniary interest.

(5)
PAA Management, L.P. is owned entirely by certain current and former members of PAA's senior management, including Messrs. Armstrong (approximately 25%), Pefanis (approximately 14%), Kramer (approximately 9%), Coiner (approximately 9%) and vonBerg (approximately 4%). Other than Mr. Armstrong, no directors of our general partner or GP LLC own any interest in PAA Management, L.P. Directors and executive officers as a group (including for this purpose the executive officers of GP LLC) own approximately 67% of PAA Management, L.P. Mr. Armstrong disclaims any beneficial ownership of the general partner interest owned by PAA GP, other than through his ownership interest in PAA Management, L.P.

Plains AAP, L.P.

        The following table sets forth certain information regarding the equity ownership of PAA GP, after giving effect to the transactions contemplated hereby:

Name and Title	Class A Units Beneficially Owned	Percentage of Class A Units Beneficially Owned	Class B Units Beneficially Owned	Percentage of Class B Units
Plains GP Holdings, L.P.
Greg L. Armstrong
Harry N. Pefanis
John P. vonBerg

Plains All American Pipeline, L.P.

        The following table sets forth certain information regarding the beneficial ownership of PAA's common units following the consummation of this offering and related transactions by:

  •
  each person who is known to PAA to beneficially own more than 5% of PAA's common units then outstanding;

  •
  the named executive officers of our general partner;

  •
  each of our directors; and

  •
  all of our directors and executive officers as a group.

        All information with respect to beneficial ownership has been furnished by the respective directors, officers or greater than 5% unitholders, as the case may be. Unless otherwise noted, the address of each beneficial owner named in the chart below is 333 Clay Street, Suite 1600, Houston, TX 77002.

Name of Beneficial Owner	Common Units		Percentage of Common Units(1)
Plains GP Holdings, L.P.
Paul G. Allen		(2)%
Vulcan Energy Corporation		(3)%
Richard Kayne/Kayne Anderson Capital Advisors, L.P.		(4)%
Greg L. Armstrong		(5)(6)(7)		(8)
Phil D. Kramer		(6)(7)		(8)
David N. Capobianco		(9)		(8)
W. Lance Conn
Gary R. Petersen		(10)		(8)
Robert V. Sinnott		(11)		(8)
All of our directors and executive officers as a group (9 persons)		(7)(12)		(8)

(1)
Limited partner units constitute 98% of PAA's equity, with the remaining 2% held by PAA GP. Mr. Allen disclaims any deemed beneficial ownership, beyond his pecuniary interest, in any of PAA's partner interests held by Vulcan Energy Corporation or any of its affiliates.

(2)
Mr. Allen owns approximately 80.1% of the outstanding shares of common stock of Vulcan Energy Corporation. Mr. Allen also controls Vulcan LLC, which is the record holder of                common units. The address for Mr. Allen and Vulcan LLC is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Allen disclaims any deemed beneficial ownership, beyond his pecuniary interest, in any of PAA's partner interests held by Vulcan Energy Corporation or any of its affiliates.

(3)
The address for Vulcan Energy Corporation is c/o Plains All American GP LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002.

(4)
Richard A. Kayne is Chief Executive Officer and Director of Kayne Anderson Investment Management, Inc., which is the general partner of Kayne Anderson Capital Advisors, L.P. ("KACALP"). Various accounts (including KAFU Holdings, L.P., which owns a portion of PAA GP) under the management or control of KACALP own                 common units. Mr. Kayne may be deemed to beneficially own such units. In addition, Mr. Kayne directly owns or has sole voting and dispositive power over             common units. Mr. Kayne disclaims beneficial ownership of any of PAA's partner interests other than units held by him or interests attributable to him by virtue of his interests in the accounts that own PAA's partner interests. The address for Mr. Kayne and Kayne Anderson Investment Management, Inc. is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

(5)
Does not include approximately             common units owned by PAA GP in connection with its Performance Option Plan. Mr. Armstrong disclaims any beneficial ownership of such units beyond his rights as a grantee under the plan.

(6)
Does not include unvested phantom units granted under PAA's long-term incentive plans, none of which will vest within 60 days of the date hereof.

(7)
Includes the following vested, unexercised options to purchase common units under PAA's general partner's Performance Option Plan. Mr. Armstrong:           ; Mr. Pefanis:           ; Mr. Kramer:           ; and all directors and executive officers as a group:           .

(8)
Less than one percent.

(9)
Mr. Capobianco has been designated as one of GP LLC's directors by Vulcan Energy Corporation, of which he is Chairman of the Board. Mr. Capobianco owns an equity interest in Vulcan LLC and has the right to receive a performance-based fee based on the performance of the holdings of Vulcan LLC and Vulcan Energy Corporation. Mr. Capobianco disclaims any deemed beneficial ownership of PAA's common units held by Vulcan Energy Corporation and Vulcan LLC or any of their affiliates beyond his pecuniary interest therein, if any.

(10)
Mr. Petersen has been designated one of GP LLC's directors by E-Holdings III, L.P., an affiliate of EnCap Investments L.P., of which he is Senior Managing Director. Mr. Petersen disclaims any deemed beneficial ownership of the             common units held by E-Holdings III, L.P. and E-Holdings V, L.P. or other affiliates of EnCap Investments L.P. beyond his pecuniary interest. The address for E-Holdings III, L.P. and E-Holdings V, L.P. is 1100 Louisiana, Suite 3150, Houston, Texas 77002.

(11)
Mr. Sinnott has been designated one of GP LLC's directors by KAFU Holdings, L.P., which is controlled by Kayne Anderson Investment Management, Inc., of which he is President. Mr. Sinnott disclaims any deemed beneficial ownership of the interests owned by KAFU Holdings, L.P. other than through his 4.5% direct and indirect limited partner interest in KAFU Holdings, L.P. Mr. Sinnott has a non-controlling ownership interest in Kayne Anderson Capital Advisors, LP, which is the general partner of KAFU Holdings, L.P. and other funds invested in KAFU Holdings, L.P. Kayne Anderson Capital Advisors, LP is entitled to a percentage of the profits earned by the funds invested in KAFU Holdings, L.P. The address for KAFU Holdings, L.P. is 1800 Avenue of the Stars, 2nd Floor, Los Angeles, California 90067.

(12)
As of                        , 2007, no units were pledged by directors or Named Executive Officers. Certain of the directors and Named Executive Officers hold units in a marginable broker's account, but none of the units were margined as of                        , 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with PAA, PAA GP and GP LLC

        Our only cash generating assets consist of our partnership interests in PAA, which, upon completion of this offering, will initially consist of the following:

  •
  100% of the Class A units of PAA GP, which owns a 2% general partner interest and all of the incentive distribution rights in PAA;

  •
  15,000,000 common units of PAA, representing a 12.7% limited partner interest in PAA; and

  •
  a 100% membership interest in GP LLC, the general partner of PAA GP.

        PAA is required by its partnership agreement to distribute within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter less cash reserves established by PAA GP in its sole discretion to provide for the proper conduct of PAA's business or to provide for future distributions. Since year-end 2000, PAA has increased its quarterly cash distribution 20 times, including increases in the last thirteen consecutive quarters. During that time period, PAA has increased its quarterly distribution by 79% from $0.4625 per common unit, or $1.85 on an annualized basis, to $0.83 per common unit, or $3.32 on an annualized basis. Based upon PAA's equity capitalization of approximately 116 million common units as of June 30, 2007, PAA's current annualized distribution of $3.32 per common unit and the effect of the Pacific IDR reduction, we would receive an annual distribution of approximately $142.5 million, consisting of $7.9 million from the 2% general partner interest, $84.8 million from the incentive distribution rights and $49.8 million from the 15 million common units of PAA that we directly or indirectly own.

        GP LLC manages the operations and activities of PAA. GP LLC is the general partner of PAA GP. Distributions and payments are made by PAA to PAA GP and its affiliates in connection with the ongoing operation of PAA. These distributions and payments are determined by and among affiliated entities and are not the result of arm's length negotiations.

        Cash distributions from PAA up to the $0.45 per quarter minimum quarterly distribution are generally made approximately 98% to common unitholders, including affiliates of its general partner as holders of common units, and approximately 2% to PAA GP. Because distributions exceed target levels in excess of the minimum quarterly distribution, PAA GP is entitled to receive incentive distributions equal to 48% of such cash distributions.

        If PAA GP withdraws or is removed, and a successor general partner is elected by PAA's limited partners, the successor general partner is required to buy the general partner interest for a cash price equal to the fair market value. The fair market value of the general partner interest includes the value of all the rights associated with being PAA's general partner, including, without limitation, the general partner's pro rata interest in PAA and the right to receive incentive distributions.

        Upon PAA's liquidation, the partners, including PAA GP, will be entitled to receive liquidating distributions according to their particular capital account balances.

Indemnification of Our Directors and Officers

        Under our partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director of officer, any person who is or was serving as a tax matters partner or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our partnership or any of our affiliates. Additionally, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was our employee (other than an officer) or agent.

        Any indemnification under our partnership agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Contribution Agreement

        In connection with the closing of this offering, we, PAA GP, GP LLC and the contributing parties will enter into a contribution agreement pursuant to which, at the closing of this offering: (i) all of the membership interests of GP LLC will be contributed to us, (ii) all of the Class A units in PAA GP (the owner of PAA's 2.0% general partner interest and the incentive distribution rights) will be contributed to us and (iii) 15 million common units of PAA will be contributed to us. As consideration for this contribution and in accordance with the terms of the contribution agreement, we will issue to the contributing parties        of our common units and            of our support units. The terms of the contribution agreement will be determined by the contributing parties and, with respect to our interests thereunder, will not be the result of arm's-length negotiations.

Administrative Agreement

        In connection with the closing of this offering, we, our general partner, PAA, PAA GP and GP LLC will enter into an administrative agreement to address, among other things, potential conflicts with respect to business opportunities that may arise among us, our general partner, PAA, PAA GP and GP LLC. The agreement will provide that:

  •
  if a business opportunity to acquire equity securities is presented to us, our general partner, PAA, PAA GP and GP LLC, then we will have the first right to pursue the acquisition. "Equity securities" are defined to include:

  •
  general partner interests (or securities which have characteristics similar to general partner interests) and incentive distribution rights or similar rights in publicly traded or private partnerships or interests in "persons" that own or control such general partner or similar interests (collectively, "GP Interests") and securities convertible, exercisable, exchangeable or otherwise representing ownership or control of such GP Interests; and

  •
  incentive distribution rights and limited partner interests (or securities which have characteristics similar to incentive distribution rights or limited partner interests) in publicly traded or private partnerships or interests in "persons" that own or control such limited partner or similar interests (collectively, "non-GP Interests"); provided that such non-GP Interests are associated with GP Interests and are owned by the owners of GP Interests or their respective affiliates.

We will be presumed to desire to acquire the equity securities until such time as our general partner advises GP LLC and PAA that we have abandoned the pursuit of such business opportunity. In the event that we abandon the acquisition and so notify GP LLC and PAA, PAA will have the second right to the pursue such acquisition. PAA will be presumed to desire to acquire the equity securities until such time as GP LLC advises the our general partner and us that PAA has abandoned the pursuit of such acquisition.

  •
  if any business opportunity not covered by the preceding bullet point is presented to the us, our general partner, PAA, PAA GP and GP LLC, then PAA will have the first right to pursue such opportunity. PAA will be presumed to desire to pursue the business opportunity until such time as GP LLC advises our general partner and us that PAA has abandoned the pursuit of such business opportunity. In the event that PAA abandons the business opportunity and so notifies our general partner and us, we will have the second right to the pursue such business opportunity. We will be presumed to desire to pursue such business opportunity until such time as our general partner advises GP LLC and PAA that we have abandoned the pursuit of such business opportunity.

        We and our general partner have no employees. All of our officers and other personnel necessary for our business to function (to the extent not out-sourced) will be employed by GP LLC. As a result, the administrative agreement will provide for our payment of a fixed fee to GP LLC for general and administrative services. This fee will initially be $1.3 million per year and will be subject to adjustment on an annual basis based on the Consumer Price Index. The fee will also be subject to adjustment if a material event occurs that impacts the general and administrative services provided to us such as acquisitions, entering into new lines of business or changes in laws, regulations or accounting rules. In addition to this fee for general and administrative costs allocated to us by PAA, we expect to incur direct expenses of approximately $1.7 million for costs associated with becoming a separate publicly-traded entity, including legal, tax and accounting expenses.

Our General Partner's Limited Liability Company Agreement

        Our general partner's management and operations will be governed by its limited liability company agreement which will be amended and restated at the closing of this offering. The limited liability company agreement will establish a board of directors that will be responsible for the oversight of our business and operations. For additional information regarding the election of directors to our general partner's board of directors, please read "Management—Election of Directors."

        We expect the owners of our general partner to agree to certain confidentiality and non-competition arrangements in our general partner's limited liability company agreement. We expect each of the owners of our general partner to agree not to, directly or indirectly, use any of the confidential information it receives as an owner of our general partner to compete, or to engage in or become interested financially in as a principal, employee, partner, shareholder, agent, manager, owner, advisor, lender, guarantor of any person that competes in North America with the business conducted by PAA. We expect the agreement to contain an acknowledgment that certain of the owners of our general partner, including EnCap Investments L.L.C., Kayne Anderson Capital Advisors L.P., Wachovia and certain affiliates, make and manage investments in the energy industry in the ordinary course of business, which we refer to as "institutional investments". We expect the parties to agree that these owners may make institutional investments, even if such institutional investments are competitive, so long as such institutional investments are not in violation of the confidentiality provisions of the limited liability company agreement or a usurpation of an opportunity belonging to us.

Related Party Transactions Involving PAA

  Equity-Based Long-Term Incentive Plans

        GP LLC has adopted the GP LLC 1998 Long-Term Incentive Plan, which we refer to as the 1998 LTIP, and the GP LLC 2005 Long-Term Incentive Plan, which we refer to the 2005 LTIP and, together with the 1998 LTIP, as the plans, for employees and directors of GP LLC and its affiliates who perform services for PAA. Awards contemplated by the plans include phantom units (referred to as restricted units in the 1998 LTIP), distribution equivalent rights, or DERs, and unit options. As amended, the 1998 LTIP authorizes the grant of awards covering an aggregate of 1,425,000 PAA common units deliverable upon vesting or exercise, as applicable, of such awards. The 2005 LTIP authorizes the grant of awards covering an aggregate of 3,000,000 common units deliverable upon vesting or exercise, as applicable, of such awards. GP LLC's board of directors has the right to alter or amend the plans from time to time, including, subject to any applicable NYSE listing requirements, increasing the number of common units with respect to which awards may be granted; provided, however, that no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of such participant.

  PAA GP's Performance Option Plan

        In 2001, certain owners of PAA GP contributed an aggregate of 450,000 PAA subordinated units (now converted into common units) to it to provide a pool of units available for the grant of options to management and key employees. In that regard, PAA GP adopted the Plains All American 2001 Performance Option Plan. As of June 30, 2007, 161,500 options remained outstanding under the plan, all of which are fully vested. No units remain available for future grant. The original exercise price of the options was $22 per unit, declining over time by an amount equal to 80% of each quarterly distribution per unit. As of June 30, 2007, the exercise price was approximately $10.26 per unit. Because the units underlying the plan were contributed to PAA GP, PAA has no obligation to reimburse PAA GP for the cost of the units upon exercise of the options.

  Vulcan Energy and Other Related Parties

        As of December 31, 2006, Vulcan Energy and its affiliates owned approximately 54% of PAA's general partner interest, as well as approximately 11.3% of PAA's outstanding limited partner units.

        Voting Agreements.    In August 2005, one of the owners of GP LLC notified the remaining owners of its intent to sell its 19% interest in the general partner. The remaining owners elected to exercise their right of first refusal, such that the 19% interest was purchased pro rata by all remaining owners. As a result of the transaction, the interest of Vulcan Energy increased from 44% to approximately 54%. At the closing of the transaction, Vulcan Energy entered into a voting agreement that restricts its ability to unilaterally elect or remove PAA's independent directors, and separately, PAA's CEO and COO agreed, subject to certain ongoing conditions, to waive certain change-of-control payment rights that would otherwise have been triggered by the increase in Vulcan Energy's ownership interest. These ownership changes to GP LLC had no material impact on PAA. At the closing of this offering, we anticipate that Vulcan will enter into a similar agreement with respect to its voting rights under the limited liability company agreement of our general partner.

        In addition to the Vulcan Energy voting agreement described above, another owner of GP LLC, Lynx Holdings I, LLC, agreed to restrict certain of its voting rights with respect to its approximate 1.2% membership interest in GP LLC. The Lynx voting agreement requires Lynx to vote its membership interest (in the context of elections or the removal of an independent director) in the same way and proportionate to the votes of the other GP LLC membership interests (excluding Vulcan Energy's and Lynx's). Lynx has the right to terminate its voting agreement at any time upon termination of the Vulcan Energy voting agreement or the sale or transfer of all of its interest in GP LLC to an unaffiliated third party. At the closing of this offering, we anticipate that Lynx will enter into a similar agreement with respect to its voting rights under the limited liability company agreement of our general partner. Lynx is owned by a director of Vulcan Energy.

        Administrative Services Agreement.    On October 14, 2005, GP LLC and Vulcan Energy entered into an Administrative Services Agreement, effective as of September 1, 2005, which we refer to as the services agreement. Pursuant to the services agreement, GP LLC provides administrative services to Vulcan Energy for consideration of an annual fee, plus certain expenses. Effective October 1, 2006, the annual fee for providing these services was increased to $1.0 million. The services agreement extends through October 2008, at which time it will automatically renew for successive one-year periods unless either party provides written notice of its intention to terminate the services agreement. Pursuant to the services agreement, Vulcan Energy has appointed certain employees of GP LLC as officers of Vulcan Energy for administrative efficiency. Under the services agreement, Vulcan Energy acknowledges that conflicts may arise between itself and GP LLC. If GP LLC believes that a specific service is in conflict with the best interest of GP LLC or its affiliates then GP LLC is entitled to suspend the provision of that service and such a suspension will not constitute a breach of the services agreement. PAA/Vulcan (discussed below) operates separately from Vulcan Energy, and services PAA provides to PAA/Vulcan are not covered under the services agreement.

        Existing Omnibus Agreement.    PAA, GP LLC, certain affiliated entities and Vulcan Energy Corporation are parties to an amended and restated omnibus agreement dated as of July 23, 2004. Pursuant to this agreement, Vulcan Energy has agreed, so long as Vulcan Energy or any of its affiliates owns an interest, directly or indirectly, in GP LLC, not to engage in or acquire any business engaged in the following activities:

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  crude oil storage, terminalling and gathering activities in any state in the United States (except for Hawaii), the Outer Continental Shelf of the United States or any province or territory in Canada, for any person other than entities affiliated with Vulcan Energy and its affiliates (collectively, the "Vulcan entities") or GP LLC, PAA, its operating partnerships and any controlled affiliates (collectively, the "Plains entities");

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  crude oil marketing activities; and

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  transportation of crude oil by pipeline in any state in the United States (except for Hawaii), the Outer Continental Shelf of the United States or any province or territory in Canada, for any person other than the Plains entities.

These restrictions are subject to specified permitted exceptions and may be terminated by Vulcan Energy Corporation upon certain change of control events involving Vulcan Energy. The omnibus agreement further permits, except as otherwise restricted by the omnibus agreement or any other agreement, each Vulcan entity to engage in any business activity, including those that may be in direct competition with the Plains entities. Further, any owner of equity interests in Vulcan Energy may make passive investments in PAA's competitors so long as such owner does not directly or indirectly use any knowledge or confidential information it received through the ownership by a Plains entity to compete, or to engage in or become interested financially in any person that competes, in the restricted activities described above.

        Predecessor Agreements.    In 2001, Plains Resources, Inc. transferred a portion of its indirect interest in PAA GP to certain of the contributing parties. As successor in interest to Plains Resources, Vulcan Energy is party to certain agreements related to such transfer, including the following:

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  a separation agreement entered into in 2001 in connection with the transfer of interests in PAA GP pursuant to which (i) Vulcan Energy indemnifies PAA for (a) claims relating to securities laws or regulations in connection with the upstream or midstream businesses, based on alleged acts or omissions occurring on or prior to June 8, 2001, or (b) claims related to the upstream business, whenever arising, and (ii) PAA indemnifies Vulcan Energy for claims related to the midstream business, whenever arising.

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  a Pension and Employee Benefits Assumption and Transition Services Agreement that provided for the transfer to GP LLC of the employees of PAA's former general partner and certain headquarters employees of Plains Resources.

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  the omnibus agreement described above under the caption "—Existing Omnibus Agreement."

        Crude Oil Purchases.    Until August 12, 2005, Vulcan Energy owned 100% of Calumet Florida L.L.C. ("Calumet"). Until May 24, 2007, Calumet was owned by Vulcan Resources Florida, Inc., the majority of which is owned by Paul G. Allen. On May 24, 2007, Calumet was sold to BreitBurn Energy Partners L.P., of which Mr. Armstrong is a director, and ceased to be related to Vulcan Energy. In the period from April 1, 2007, until the date that Calumet was sold, PAA purchased crude oil from Calumet for approximately $5.9 million and in the period from January 1, 2007 until the date that Calumet was sold, PAA purchased crude oil from Calumet for approximately $17.2 million. In the second quarter and the first six months of 2006, PAA purchased crude oil from Calumet for approximately $11.3 million and $22.6 million, respectively.

        Other.    In addition to the relationships described above, PAA has engaged in other transactions with affiliates of Vulcan Energy. See "—Equity Offerings" and "—Investment in Natural Gas Storage Joint Venture."

  Equity Offerings

        In December 2006, PAA sold 6,163,960 common units, approximately 10% and 10% of which were sold to investment funds affiliated with KACALP and Encap Investments, L.P., respectively. In July and August 2006, PAA sold a total of 3,720,930 common units, approximately 12.5% and 18.7% of which were sold to investment funds affiliated with KACALP and Vulcan LLC, respectively. In addition, in March and April 2006, PAA sold 3,504,672 common units, approximately 20% of which were sold to investment funds affiliated with KACALP. KAFU Holdings, L.P., which is managed by KACALP, Vulcan LLC and affiliates of EnCap each have a representative on PAA's board of directors.

        In September 2005, PAA sold 4,500,000 units in a public offering at a unit price to the public of $42.20. PAA received net proceeds of approximately $182.3 million, or $40.512 per unit after underwriters' discounts and commissions. Concurrently with the public offering, PAA sold 679,000 common units pursuant to PAA's existing shelf registration statement to investment funds affiliated with KACALP in a privately negotiated transaction for a purchase price of $40.512 per unit (equivalent to the public offering price less underwriting discounts and commissions). On February 25, 2005, PAA issued 575,000 common units in a private placement to a subsidiary of Vulcan LLC. The sale price was $38.13 per unit, which represented a 2.8% discount to the closing price of PAA's units on February 24, 2005.

        In April 2004, PAA sold 3,245,700 unregistered Class C common units (the "Class C common units") to a group of investors consisting of affiliates of Kayne Anderson Capital Advisors, Vulcan LLC and Tortoise Capital pursuant to Rule 4(2) under the Securities Act. PAA received $30.81 per Class C common unit, an amount which represented 94% of the average closing price of PAA's common units for the 20 trading days immediately ending on and including March 26, 2004. Net proceeds from the private placement, including the general partner's proportionate capital contribution and expenses associated with the sale, were approximately $101 million. PAA used the net proceeds from the offering to repay indebtedness under its revolving credit facility incurred in connection with the Link acquisition. In January 2005, PAA's common unitholders approved a change in the terms of the Class C common units such that they were immediately convertible into an equal number of common units at the option of the holders, and in February 2005, all of the Class C common units converted.

  Tank Car Lease and CANPET

        In July 2001, PAA acquired the assets of CANPET Energy Group Inc., a Calgary-based Canadian crude oil and LPG marketing company, which we refer to as the CANPET acquisition, for approximately $24.6 million plus excess inventory at the closing date of approximately $25.0 million. Mr. W. David Duckett, the President of PMC (Nova Scotia) Company, the general partner of Plains Marketing Canada, L.P., owns approximately 37.8% of CANPET. In connection with the CANPET acquisition, Plains Marketing Canada, L.P. assumed CANPET's rights and obligations under a Master Railcar Leasing Agreement between CANPET and Pivotal Enterprises Corporation, which we refer to as Pivotal. The agreement provides for Plains Marketing Canada, L.P. to lease approximately 57 railcars from Pivotal at a lease price of $1,000 (Canadian) per month, per car. The lease extends until June of 2008, with an option for Pivotal to extend the term of the lease for an additional five years. Pivotal is substantially owned by former employees of CANPET, including Mr. Duckett. Mr. Duckett owns a 23.4% interest in Pivotal.

  Investment in Natural Gas Storage Joint Venture

        PAA/Vulcan was formed in the third quarter of 2005. PAA owns 50% of PAA/Vulcan and the remaining 50% is owned by Vulcan Gas Storage LLC, a subsidiary of Vulcan LLC. The board of directors of PAA/Vulcan consists of an equal number of PAA's representatives and representatives of Vulcan Gas Storage, and is responsible for providing strategic direction and policy-making. PAA, as the managing member, is responsible for the day-to-day operations.

        In September 2005, PAA/Vulcan acquired ECI, an indirect subsidiary of Sempra Energy, for approximately $250 million. ECI develops and operates underground natural gas storage facilities. PAA and Vulcan Gas Storage LLC each made an initial cash investment of approximately $112.5 million, and Bluewater Natural Gas Holdings, LLC a subsidiary of PAA/Vulcan entered into a $90 million credit facility contemporaneously with closing. In August 2006, the borrowing capacity under this facility was increased to $120 million. Approximately $104.4 million was outstanding under this credit facility as of August 15, 2007. PAA currently has no direct or contingent obligations under the Bluewater credit facility.

        PAA/Vulcan is developing a natural gas storage facility through its wholly owned subsidiary, Pine Prairie Energy Center, LLC. Proper functioning of the Pine Prairie storage caverns will require a minimum operating inventory contained in the caverns at all times (referred to as "base gas"). During the first quarter of 2006, PAA arranged to provide the base gas for the storage facility to Pine Prairie at a price not to exceed $8.50 per million cubic feet. In conjunction with this arrangement, PAA has executed hedges on the NYMEX for the relevant delivery periods of 2008, 2009 and 2010. PAA recorded deferred revenue for receipt of a one-time fee of approximately $1 million for its services to own and manage the hedge positions and to deliver the natural gas.

        PAA and Vulcan Gas Storage are both required to make capital contributions in equal proportions to fund equity requests associated with certain projects specified in the joint venture agreement. For certain other specified projects, Vulcan Gas Storage has the right, but not the obligation, to participate for up to 50% of such equity requests. In some cases, Vulcan Gas Storage's obligation is subject to a maximum amount, beyond which Vulcan Gas Storage's participation is optional. For any other capital expenditures, or capital expenditures with respect to which Vulcan Gas Storage's participation is optional, if Vulcan Gas Storage elects not to participate, PAA has the right to make additional capital contributions to fund 100% of the project until its interest in PAA/Vulcan equals 70%. Such contributions would increase PAA's interest in PAA/Vulcan and dilute Vulcan Gas Storage's interest. Once PAA's ownership interest is 70% or more, Vulcan Gas Storage would have the right, but not the obligation, to make future capital contributions proportionate to its ownership interest at the time.

        In conjunction with formation of PAA/Vulcan and the acquisition of ECI, PAA and Paul G. Allen provided performance and financial guarantees to the seller with respect to PAA/Vulcan's performance under the purchase agreement, as well as in support of continuing guarantees of the seller with respect to ECI's obligations under certain gas storage and other contracts. PAA and Paul G. Allen would be required to perform under these guarantees only if ECI was unable to perform. In addition, PAA provided a guarantee under one contract with an indefinite life for which neither Vulcan LLC nor Paul G. Allen provided a guarantee. In exchange for the disproportionate guarantee, PAA will receive preference distributions totaling $1.0 million over ten years from PAA/Vulcan (distributions that would otherwise have been paid to Vulcan Gas Storage LLC). PAA believes that the fair value of the obligation to stand ready to perform is minimal. In addition, PAA believes the probability that it would be required to perform under the guaranty is extremely remote; however, there is no dollar limitation on potential future payments that fall under this obligation.

        PAA/Vulcan will reimburse PAA for the allocated costs of PAA's non-officer staff associated with the management and day-to-day operations of PAA/Vulcan and all out-of-pocket costs. In addition, in the first fiscal year that EBITDA (as defined in the PAA/Vulcan LLC agreement) of PAA/Vulcan exceeds $75.0 million, PAA will receive a distribution from PAA/Vulcan equal to $6.0 million per year for each year since formation of the joint venture, subject to a maximum of 5 years or $30 million. Thereafter, PAA will receive annually a distribution equal to the greater of $2 million per year or two percent of the EBITDA of PAA/Vulcan.

  Other

        Thomas Coiner, an employee in PAA's marketing department, is the son of George R. Coiner, PAA's former Senior Group Vice President. In 2006, Thomas Coiner received compensation in excess of $120,000.

CONFLICTS OF INTEREST, FIDUCIARY DUTIES AND ADMINISTRATIVE AND
NON-COMPETITION AGREEMENTS

Conflicts of Interest

        Our existing organizational structure and the relationships among, us, PAA and our respective general partners and affiliated entities, including the owners of our general partner, present the potential for conflicts of interest. The resolution of these conflicts may not always be in our best interest or that of our unitholders. Future conflicts of interest may arise among us and any entities whose general partner or similar interests we or our affiliates acquire or among PAA and such entities. It is not possible to predict the nature or extent of these potential future conflicts of interest at this time, nor is it possible to determine how we will address and resolve any such future conflicts of interest.

Potential for Conflicts

        Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to our unitholders.

        The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

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  interest expense and principal payments on any future indebtedness we incur;

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  the expenses associated with being a public company, other general and administrative expenses and other operating expenditures;

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  reserves necessary for us to make the required capital contributions to maintain our 2% general partner interest in PAA, as required by the partnership agreement of PAA upon the issuance of additional partnership securities by PAA;

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  reserves our general partner establishes for the proper conduct of our business, to comply with applicable law or any agreement binding on us or our subsidiaries (exclusive of PAA and its subsidiaries) or to provide for future distributions by us; and

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  a decision to limit or modify the incentive distributions PAA GP is entitled to receive.

        In addition, borrowings by us and our affiliates will not constitute a breach of any duty owed by our general partner to our unitholders.

The duties of our general partner's officers and directors may conflict with those of GP LLC and these officers and directors may face conflicts of interest in the allocation of administrative time among our business and PAA's business.

        We anticipate that all of the officers and a majority of the directors of our general partner also will be officers or directors of GP LLC and, as a result, have separate contractual duties that govern their management of PAA's business. Consequently, these officers and directors may encounter situations in which their obligations to us, on the one hand, and PAA, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

        In addition, our general partner's officers who also serve as officers of GP LLC may face conflicts in allocating their time spent on our behalf and on behalf of PAA. These time allocations may adversely affect our or PAA's results of operations, cash flows, and financial condition. It is unlikely that these allocations will be the result of arms-length negotiations between our general partner and GP LLC.

We will reimburse our general partner and its affiliates for certain expenses.

        In addition to the fixed fee payable to GP LLC, we will reimburse our general partner and its affiliates for expenses incurred in managing and operating us and our general partner. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. We will also reimburse GP LLC for expenses incurred (i) on our behalf; (ii) on behalf of our general partner; or (iii) to maintain GP LLC's legal existence and good standing. We will also reimburse our general partner for any additional expenses incurred on our behalf or to maintain its legal existence and good standing.

Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

        Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

        Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

Our general partner will determine the terms of any transactions entered into after the sale of the common units offered in this offering.

        Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner's call right.

        Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may act in its sole discretion, in exercising this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "Description of our Partnership Agreement—Limited Call Right."

We may not choose to retain separate counsel for ourselves or for the holders of units.

        Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the board of directors (or relevant committee) of our general partner, and may perform services for our general partner and its affiliates. Although we may retain separate counsel for ourselves or the holders of our units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our units, on the other, we do not intend to do so in most cases.

Conflicts Resolution

        The board of directors of GP LLC or its conflicts committee will resolve, on behalf of the public unitholders of PAA, any material conflicts between PAA and us or our general partner. The board of directors of our general partner or its conflicts committee will resolve, on behalf of our public unitholders, any material conflicts between us and PAA or PAA GP. The resolution of these conflicts may not always be in our best interest or that of our unitholders. Our partnership agreement contains provisions that define and limit our general partner's duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner that, without those limitations, might be challenged as breaches of fiduciary duty.

        Our partnership agreement provides that any resolution or course of action adopted by our general partner and its affiliates in respect of a conflict of interest will be permitted and deemed approved by all of our partners, and will not constitute a breach of our partnership agreement or any duty stated or implied by law or equity if the resolution or course of action in respect of such conflict of interest is fair and reasonable to us. Such resolution will be deemed fair and reasonable if:

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  approved by a majority of the members of our general partner's conflicts committee after due inquiry, based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us, which we refer to as "special approval;"

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  determined by our general partner (after due inquiry) to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

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  approved by our general partner after due inquiry, based on a subjective belief that the course of action or determination that is the subject of such approval is fair and reasonable to us.

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  approved by majority vote of our common units (excluding common units owned by our general partner and its affiliates);

For a description of the meaning of "due inquiry," please read "—Contractual Duties of Our General Partner—Our Partnership Agreement's Modified Standards." Our general partner is authorized but not required in connection with its resolution of any conflict of interest to seek special approval, and our partnership agreement permits our general partner to adopt a resolution or course of action that has not received special approval.

Contractual Duties of Our General Partner

        General.    The duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the duties (including any fiduciary duties) otherwise owed by a general partner to limited partners and the partnership.

        State Law Standards.    Under Delaware law, fiduciary duties are generally considered to fall into two broad categories: a duty of care and a duty of loyalty. In the absence of a provision in a partnership agreement providing otherwise, the duty of care would generally require that a general partner (i) be attentive and inform itself of all material facts regarding a decision before taking action, (ii) protect the financial and other interests of the partnership and proceed with a critical eye in assessing information, and (iii) act for the partnership in the same manner as a prudent person would act on his own behalf. In the absence of a provision in a partnership agreement providing otherwise, the duty of loyalty would generally require that a general partner's actions be motivated solely by the best interests of the partnership and all of its partners as a whole. Hence, in the absence of a provision in the partnership agreement providing otherwise, a general partner would not be permitted to use its position of trust and confidence to further its private interests, but rather would have to act at all times in the best interests of the partnership and all of its partners as a whole.

        Our Partnership Agreement's Modified Standards.    Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise be challenged under state law standards. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act or proceed in "good faith" and will not, unless another express standard is provided for in our partnership agreement, be subject to any other standard under applicable law. When our partnership agreement requires someone to act in good faith, it requires that the person or persons making a determination or taking or declining to take an action subjectively believe that the determination, or other action or anticipated result thereof is in, or not opposed to, our best interest and in connection therewith such person or persons may take into account the circumstances and relationships involved (including our short-term or long-term interests and other arrangements or relationships that could be considered favorable or advantageous to us). When our partnership agreement requires someone to act after due inquiry, the person or persons making such determination or taking or declining to take an action subjectively believe that such person or persons had available adequate information to make such determination or to take or decline to take such action. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act or decline to act free of any fiduciary duty or obligation whatsoever to us or our limited partners. These standards reduce the obligations to which our general partner would otherwise be held.

        Reasons for Modifications.    We have adopted modified duties in our partnership agreement to allow our general partner or its affiliates to act (or determine not to act) in ways that might otherwise be limited by state law standards, and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner's board of directors has duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, our general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications of state law standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above under "—Conflicts Resolution." These modifications may be considered beneficial to the unitholders in that they enable our general partner to attract and retain experienced and capable directors. They may appear detrimental to the unitholders, however, because they restrict the remedies available to unitholders for actions that, without those limitations, might be challenged as breaches of fiduciary or other duties, as described below. The modifications also permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest.

Rights and Remedies of Unitholders

        Rights and Remedies of Unitholders.    The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners. In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

        Our Partnership Agreement's Burden Shifting Provisions.    Our partnership agreement provides that, to the fullest extent permitted by law, in connection with any action or inaction of, or determination made by, our general partner (or its officers, directors and other persons, indemnified under our partnership agreement, which we refer to as the indemnitees) with respect to any matter relating to us, it shall be presumed that the indemnitees acted in a manner that satisfied the contractual standards set forth in our partnership agreement, and in any proceeding brought by any limited partner or by or on behalf of such limited partner or any other limited partner or our partnership challenging any such action or inaction of, or determination made by, the indemnitees, the person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption.

        Binding Agreement on Unitholders.    By purchasing our units, each unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Indemnification

        We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission, such indemnification is contrary to public policy and, therefore, unenforceable. Please read "Description of Our Partnership Agreement—Indemnification."

Administrative and Non-Competition Agreements

        Business Opportunities and Administrative Agreement.    In connection with the closing of this offering, we, our general partner, PAA, PAA GP and GP LLC will enter into an administrative agreement to address, among other things, potential conflicts with respect to business opportunities that may arise among us, our general partner, PAA, PAA GP and GP LLC. For additional information regarding this agreement, which allocates business opportunities between us and PAA, please read "Certain Relationships and Related Transactions—Administrative Agreement."

DESCRIPTION OF OUR UNITS

Common Units

        Our common units represent limited partner interests in us. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights and preferences of holders of our common units in and to our distributions, please read "Our Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Description of Our Partnership Agreement."

        We intend to list our common units on the New York Stock Exchange, under the symbol "            ."

Support Units

        Our support units represent limited partner interests in us. For a description of the rights of holders of our support units in and to our distributions, please read "How We Make Cash Distributions—Support Units." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Description of Our Partnership Agreement."

Transfer Agent and Registrar

        Duties.    American Stock Transfer and Trust Company will serve as registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of our common units except the following fees that will be paid by unitholders:

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  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

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  special charges for services requested by a holder of a common unit; and

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  other similar fees or charges.

        There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

        Resignation or Removal.    The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

        By transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

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  represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

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  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

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  gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

        A transferee will become a substituted limited partner for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

        Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

COMPARISON OF RIGHTS OF HOLDERS OF PAA'S COMMON UNITS
AND OUR COMMON UNITS

        It is not likely that our common units and PAA's common units will trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and PAA's common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

  •
  with respect to PAA's distributions, PAA's common unitholders have a priority over our incentive distribution rights in PAA;

  •
  we participate in PAA general partner distributions and the incentive distribution rights, and PAA's common unitholders do not; and

  •
  we may enter into other businesses separate from PAA or any of its affiliates.

        The following table compares certain features of PAA's common units and our common units.

	PAA's Common Units	Our Common Units
Taxation of Entity and Entity Owners	PAA is a flow-through entity that is not subject to an entity-level federal income tax. PAA expects that holders of its common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions.	Similarly, we are a flow-through entity that is not subject to an entity-level federal income tax. We also expect that holders of our common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions as a result of our ownership of common units of PAA. However, incentive distribution rights do not benefit from such adjustments and allocations. Therefore, we expect the ratio of our taxable income to the distributions you will receive to be higher than the ratio of taxable income to the distributions received by the common unitholders of PAA. Moreover, if PAA is successful in increasing its distributable cash flow over time, we expect the ratio of our taxable income to distributions will increase.
	PAA common unitholders will receive Schedule K-1s from PAA reflecting the unitholders' share of PAA's items of income, gain, loss and deduction at the end of each fiscal year.	Our common unitholders also will receive Schedule K-1s from us reflecting the unitholders' share of our items of income, gain, loss and deduction at the end of each fiscal year.

Distributions and Incentive Distribution Rights
PAA pays its limited partners and general partner quarterly distributions equal to the cash it receives from its operations, less certain reserves for expenses and other uses of cash. PAA GP owns the incentive distribution rights in PAA.
We expect to pay our limited partners quarterly distributions equal to the cash we receive from PAA and PAA GP, less certain reserves for expenses and other uses of cash. Our general partner is not entitled to any incentive distributions.
Sources of Cash Flow	PAA currently generates its cash flow from the transportation, storage, terminalling and marketing of crude oil, refined products and LPG.
Our cash-generating assets consist of direct and indirect partnership interests of PAA, including the incentive distribution rights, in PAA, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is currently completely dependent upon the performance of PAA.
Limitation on Issuance of Additional Units	PAA may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.	Similarly, we may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A and will be adopted contemporaneously with the closing of this offering.

        We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "Our Cash Distribution Policy and Restrictions on Distributions" and "How We Make Cash Distributions;"

  •
  with regard to the rights of holders of common and support units, please read "Description of Our Units;"

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  with regard to the contractual duties of our general partner, please read "Conflicts of Interest, Fiduciary Duties and Administrative and Non-Competition Agreements;" and

  •
  with regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

Organization and Duration

        We were formed on August 22, 2007 and have a perpetual existence.

Purpose

        Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, however, that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

        Although our general partner has the ability to cause us, our affiliates or our subsidiaries to engage in activities other than the ownership of partnership interests in PAA, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business, including but not limited to the following:

  •
  the making of expenditures and the incurrence of debt and other obligations;

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  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

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  the negotiation, execution and performance of contracts;

  •
  the distribution of our cash;

  •
  the purchase, sale or other acquisition or disposition of our partnership securities or the issuance of partnership securities or options or other rights relating thereto;

  •
  any action in connection with our participation and management of PAA; and

  •
  the approval and authorization of any action taken by GP LLC to waive, reduce, limit or modify PAA's incentive distribution rights.

        For a further description of limits on our business, please read "Certain Relationships and Related Transactions."

Power of Attorney

        Each limited partner, and each person who acquires a unit from a unitholder by accepting a unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers under, our partnership agreement.

Capital Contributions

        Our unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace our general partner,

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  to approve some amendments to our partnership agreement, or

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  to take other action under our partnership agreement,

constituted "participation in the control" of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Although this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. Although we currently have no operations distinct from PAA, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Limited Voting Rights

        Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will not have the right to elect our general partner or its directors on an annual or other continuing basis.

        The following is a summary of the unitholder vote required for the matters specified below. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. In voting their units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.
Amendment of our partnership agreement
Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read "—Amendments to Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding units in certain circumstances. Please read "—Merger, Sale or Other Disposition of Assets."
Dissolution	A majority of our outstanding units. Please read "—Termination or Dissolution."
Reconstitution upon dissolution	A majority of our outstanding units. Please read "—Termination or Dissolution."
Withdrawal of our general partner
Under most circumstances, the approval of a majority of our outstanding units, excluding units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2017 in a manner that would cause our dissolution. Please read "—Withdrawal or Removal of the General Partner."
Removal of our general partner	Not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of the General Partner."
Transfer of the general partner interest
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to (i) an affiliate (other than an individual) or (ii) another entity in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such entity. The approval of a majority of the units, excluding units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2017. Please read "—Transfer of General Partner Interest."

Unless otherwise indicated, "outstanding units" includes units held by our general partner and its affiliates.

Transfer of Ownership Interests in Our General Partner

        At any time, the owners of our general partner may sell or transfer all or part of their ownership interest in our general partner without the approval of our unitholders.

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our unitholders.

        It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in our net assets.

        In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the common units are not entitled.

Amendments to Our Partnership Agreement

  General

        Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

  Prohibited Amendments

        No amendment may be made that would:

          (1)   enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected, or

          (2)   enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

        The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

  No Unitholder Approval

        Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

          (1)   any change in our name, the location of our principal place of business, our registered agent or its registered office,

          (2)   the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement,

          (3)   any change that our general partner determines is necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,

          (4)   an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed,

          (5)   an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities,

          (6)   any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

          (7)   an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement,

          (8)   an amendment that our general partner determines to be necessary or appropriate for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement,

          (9)   a change in our fiscal year or taxable year and related changes,

          (10) a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance,

          (11) an amendment effected, necessitated or contemplated by an amendment to PAA's partnership agreement that requires PAA unitholders to provide a statement, certificate or other proof of evidence to PAA regarding whether such unitholder is subject to United States federal income tax on the income generated by PAA, or

          (12) any other amendments substantially similar to any of the matters described in (1) through (11) above.

        In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

          (1)   do not adversely affect our limited partners (or any particular class of limited partners) in any material respect,

          (2)   are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute,

          (3)   are necessary or appropriate to facilitate the trading of our limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading,

          (4)   are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

          (5)   are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

        Finally, our partnership agreement specifically permits our general partner to authorize GP LLC as the general partner of PAA GP, the general partner of PAA, to limit or modify its incentive distribution rights.

  Opinion of Counsel and Unitholder Approval

        Any amendment described as requiring unitholder approval will require an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Our general partner will not be required to obtain such an opinion of counsel for one of the amendments described above under "—No Unitholder Approval." In the absence of such an opinion, the approval of 90% of the outstanding units is required for an amendment to become effective.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

        Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of PAA and its subsidiaries in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

        A merger, consolidation or conversion of us requires the prior consent of the general partner. In addition, our partnership agreement provides that, to the maximum extent permitted by law, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion of us and may decline to do so free of any fiduciary duty or obligation whatsoever to us, or any of our unitholders. Further, in declining to consent to a merger, consolidation or conversion, our general partner will not be required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement, under the Delaware Limited Partnership Act or any other law, rule or regulation or at equity.

        If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our unitholders are not entitled to dissenters' rights or appraisal rights (and, therefore, will not be entitled to demand payment of a fair price for their units) under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination or Dissolution

        We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

          (1)   the election of our general partner to dissolve us, if approved by a majority of our outstanding units,

          (2)   there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law,

          (3)   the entry of a decree of judicial dissolution of us, or

          (4)   the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

        Upon a dissolution under clause (4) above, the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding units, subject to our receipt of an opinion of counsel to the effect that:

          (1)   the action would not result in the loss of limited liability of any limited partner, and

          (2)   neither our partnership nor PAA would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

  •
  first, towards the payment of all of our creditors and the settlement of or creation of a reserve for contingent liabilities; and

  •
  then, to all partners in accordance with the positive balance in the respective capital accounts.

        If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

        Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2017 without obtaining the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner, its owners and their affiliates, voting as a single class, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2017, our general partner may not withdraw as general partner without first giving 90 days' written notice to unitholders, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days' notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. Following completion of this offering, the owners of our general partner will own a sufficient number of common units to prevent the involuntary removal of our general partner.

        Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding units may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding units agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination or Dissolution" above.

        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, the contributing parties will own substantially more than 33 1/3% of our outstanding units.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

        Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to:

  •
  an affiliate of the general partner (other than an individual); or

  •
  another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to September 30, 2017 without the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

        On or after September 30, 2017, our general partner may transfer all or any of its general partner interest in us without obtaining approval of any unitholder.

Change of Management Provisions

        Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) any person or group that acquires the units from our general partner or its affiliates, (ii) any transferees of that person or group approved by our general partner, or (iii) any person or group that acquires 20% of any class of units with the prior approval of the board of directors of our general partner.

Limited Call Right

        If at any time not more than 90% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days' notice. The purchase price in the event of such a purchase will be the greater of:

  •
  the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date that notice is mailed; and

  •
  the current market price of the limited partner interests of the class as of the date three days prior to the date that notice is mailed.

        Upon completion of this offering, our general partner and its affiliates will own approximately      % of our common units and all of our support units.

        As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read "Material Tax Consequences—Disposition of Units."

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by non-citizen assignees will be voted by our general partner on behalf of non-citizen assignees and our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

        Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

        Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities" above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. For more information on persons and groups to which this loss of voting rights does not apply, please read "—Change of Management Provisions" above. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

        By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under "—Limited Liability" above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

        If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

        Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner,

  •
  any departing general partner,

  •
  any person who is or was an affiliate of our general partner or any departing general partner,

  •
  any person who is or was a member, partner, officer, director, employee, fiduciary or trustee of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner,

  •
  any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner as an officer, director, member, partner, fiduciary or trustee of another person, or

  •
  any person designated by our general partner.

        Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

        Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our or its business. These expenses include any amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine the expenses that are allocable to us. In any event, these expenses will include any costs to the general partner of maintaining its existence and good standing in whatever jurisdiction it deems advisable. We will also reimburse GP LLC for expenses related to maintaining its business existence and franchise.

Books and Reports

        Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting and tax reporting purposes, our year ends on December 31 each year.

        We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

        We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

        Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

  •
  a current list of the name and last known address of each partner (or nominee if held in street name),

  •
  a copy of our tax returns,

  •
  information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner,

  •
  copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

  •
  information regarding the status of our business and financial condition; and

  •
  any other information regarding our affairs as is just and reasonable.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

        Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

PLAINS ALL AMERICAN PIPELINE, L.P.'s CASH DISTRIBUTION POLICY

Distributions of Available Cash

        General.    Within 45 days following the end of each quarter, PAA will distribute all of its available cash to its partners of record as of the applicable record date.

        Definition of Available Cash.    Available cash is defined in PAA's partnership agreement and generally means, for any quarter ending prior to liquidation, all cash on hand at the end of such calendar quarter, less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of PAA GP to:

  •
  provide for the proper conduct of business;

  •
  comply with applicable law or debt instrument or other agreement or obligation; or

  •
  provide funds for distributions to unitholders and the general partner in respect of any one or more of the next four quarters.

Operating Surplus and Capital Surplus

        General.    Cash distributions are characterized as distributions from either operating surplus or capital surplus. PAA distributes available cash from operating surplus differently than available cash from capital surplus.

        Definition of Operating Surplus.    Operating surplus is defined in PAA's partnership agreement and generally means:

  •
  $25.0 million plus all cash and cash equivalents on hand on the closing date of PAA's initial public offering; plus

  •
  all cash receipts since the closing of PAA's initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; less

  •
  all of PAA's operating expenses and debt service payments, but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering, and including maintenance capital expenditures; and less

  •
  the amount of cash reserves PAA GP deems necessary or advisable to provide funds for future operating expenditures.

        To avoid the difficulty of trying to determine whether available cash PAA distributes is from operating surplus or from capital surplus, all available cash PAA distributes from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing date of PAA's initial public offering equals the operating surplus as of the end of the quarter prior to such distribution. Any available cash in excess of such amount (regardless of its source) will be deemed to be from capital surplus and distributed accordingly.

        If available cash from capital surplus is distributed in respect of each common unit in an aggregate amount per common unit equal to the initial public offering price of the common units, the distinction between operating surplus and capital surplus will cease, and all distributions of available cash will be treated as if they were from operating surplus. To date there have been no distributions from capital surplus, and PAA does not anticipate that there will be significant distributions from capital surplus.

Incentive Distributions

        Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus, up to 48%, after the minimum quarterly distribution and the target distribution levels have been achieved. PAA GP currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

        For any quarter that PAA distributes available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution on all units, then PAA will distribute any additional available cash from operating surplus for that quarter among the unitholders, its general partner and the holders of the incentive distribution rights (if other than PAA GP) in the following manner

  •
  First, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to PAA GP, until each unitholder receives a total of $0.495 per unit for that quarter (the first target distribution);

  •
  Second, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to PAA GP, until each unitholder receives a total of $0.675 per unit for that quarter (the second target distribution); and

  •
  Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to PAA GP.

        PAA is currently making distributions to PAA GP at the 50% level.

Distributions of Available Cash from Operating Surplus

        Currently PAA distributes available cash from operating surplus with respect to any fiscal quarter in the following manner:

  •
  First, 98% to all unitholders, pro rata, and 2% to PAA GP, until PAA distributes for each unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  Thereafter, in the manner described in "—Incentive Distributions" above.

        The minimum quarterly distribution and the first target distribution are subject to adjustment as described below in "Adjustments to the Minimum Quarterly Distribution and Target Distribution Levels."

Distributions of Available Cash from Capital Surplus

        How Distributions from Capital Surplus Will Be Made.    PAA will make distributions of available cash from capital surplus, if any, in the following manner:

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  First, 98% to all unitholders, pro rata, and 2% to PAA GP, until PAA has distributed, for each common unit that was issued in the initial public offering, an amount of available cash from capital surplus equal to the initial public offering price; and

  •
  Thereafter, PAA will make all distributions of available cash from capital surplus as if they were from operating surplus.

        Effect on a Distribution from Capital Surplus.    PAA's partnership agreement treats a distribution of available cash from capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price.

        Once PAA distributes capital surplus on a unit in an amount equal to the initial unit price, PAA will reduce the minimum quarterly distribution and the target distribution levels to zero and PAA will make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to PAA GP.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        How PAA Adjusts the Minimum Quarterly Distribution and Target Distribution Levels.    In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if PAA combines its units into fewer units or subdivides its units into a greater number of units, PAA will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the target distribution levels;

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  the unrecovered initial unit price; and

  •
  other amounts calculated on a per unit basis.

        For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its level immediately prior to the two-for-one split.

        If PAA Became Subject to Taxation.    In addition, if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority so that PAA becomes taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, PAA will adjust the minimum quarterly distribution and each of the target distribution levels, respectively, to equal the product obtained by multiplying the amount thereof by one minus the sum of (a) the maximum effective federal income tax rate to which PAA was subject plus (b) any increase in state and local income taxes to which PAA is subject for the taxable year of the event, after adjusting for any allowable deductions for federal income tax purposes for the payment of state and local income taxes.

        For example, if PAA became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of the amount immediately prior to that adjustment.

Distributions of Cash Upon Liquidation

        General.    If PAA dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called a liquidation. PAA will first apply the proceeds of liquidation to the payment of its creditors. PAA will distribute any remaining proceeds to its unitholders and PAA GP in accordance with their capital account balances, as adjusted.

        Manner of Adjustment.    The manner of the adjustment is set forth in the partnership agreement. PAA will allocate any gain or unrealized gain attributable to assets distributed in kind, in the following manner:

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  First, to PAA GP and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

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  Second, 98% to the common unitholders, pro rata, and 2% to PAA GP, until the capital account in respect of each outstanding common unit is equal to the sum of

  •
  the unrecovered initial unit price for that common unit; plus

  •
  the amount of the minimum quarterly distribution for the quarter during which liquidation occurs;

  •
  Third, 85% to all unitholders, pro rata, and 13% to the holders of the incentive distribution rights, pro rata, and 2% to PAA GP, until PAA allocates under this paragraph an amount per unit equal:

  •
  the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of PAA's existence; less

  •
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 85% to the unitholders, pro rata, 13% to the holders of the incentive distribution rights, and 2% to PAA GP for each quarter of PAA's existence (collectively, the first target distribution amount");

  •
  Fourth, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to PAA GP until the capital account in respect of each common unit then outstanding is equal to the sum of:

  •
  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of PAA's existence; less

  •
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 75% to the unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to PAA GP for each quarter of PAA's existence; and

  •
  Thereafter, any remaining amount 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to PAA GP.

        Upon PAA's liquidation, PAA will allocate any loss to its general partner and each unitholder as follows:

  •
  First, 98% to the holders of common units who have positive balances in their capital accounts in proportion to those positive balances and 2% to PAA GP, until the capital accounts of the common unitholders have been reduced to zero; and

  •
  Thereafter, 100% to PAA GP.

        Interim Adjustments to Capital Accounts.    In addition, interim adjustments to capital accounts will be made at the time PAA issues additional partnership interests or makes distributions of property. These adjustments will be based on the fair market value of the interests or the property distributed and any gain or loss would be allocated to the unitholders and PAA GP in the same way that a gain or loss is allocated upon liquidation. If positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional interests, distributions of property, or upon liquidation, will be allocated in a way that, to the extent possible, in the capital account balances of PAA GP equaling the amount which would have been PAA GP's capital account balances if no prior positive adjustments to the capital accounts had been made.

MATERIAL PROVISIONS OF THE
PARTNERSHIP AGREEMENT OF PLAINS ALL AMERICAN PIPELINE, L.P.

        The following is a summary of the material provisions of PAA's partnership agreement.

Purpose and Term of Existence

        PAA's stated purposes under its partnership agreement are to serve as a partner of its operating partnerships and as the sole stockholder of the general partner of its operating partnerships, and to engage in any lawful business activities that may be engaged by its operating partnership, or that are approved by its general partner, provided that PAA GP must reasonably determine that such activity generates or enhances "qualifying income" within the meaning of Section 7704 of the Code.

        PAA's partnership existence will continue until December 31, 2088, unless sooner dissolved pursuant to the terms of PAA's partnership agreement.

Power of Attorney

        Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to PAA GP and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for PAA's qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, PAA's partnership agreement.

Reimbursements of PAA GP

        PAA GP does not receive any compensation for its services as its general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating PAA's business. PAA's partnership agreement provides that its general partner will determine the expenses that are allocable to PAA in any reasonable manner determined by PAA GP in its sole discretion.

Issuance of Additional Securities

        PAA's partnership agreement authorizes PAA to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to PAA's common units on terms and conditions established by PAA GP in its sole discretion without the approval of any limited partners.

        It is likely that PAA will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units PAA issues will be entitled to share equally with the then-existing holders of common units in PAA's cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in PAA's net assets.

        In accordance with Delaware law and the provisions of PAA's partnership agreement, PAA may also issue additional partnership interests that, in the sole discretion of PAA GP, may have special voting rights to which common units are not entitled.

        PAA GP has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, PAA issues those securities to persons other than its general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of PAA's common units do not have preemptive rights to acquire additional common units or other partnership interests in PAA.

Merger/Consolidation

        A merger or consolidation of PAA requires the prior approval of PAA GP. PAA GP must also approve the merger agreement, which must include certain information as set forth in PAA's partnership agreement. Once approved by PAA GP, the merger agreement must be submitted to a vote of PAA's limited partners, and the merger agreement will be approved upon receipt of the affirmative vote of a majority of PAA's outstanding common units (unless the affirmative vote of the holders of a greater percentage of common units is required under Delaware law).

Disposal of Assets

        PAA GP may not sell, exchange or otherwise dispose of all or substantially all of PAA's assets in a single transaction or a series of related transactions or approve on behalf of PAA, the sale, exchange or other disposition of all or substantially all the assets of PAA without the approval of a majority of PAA's outstanding units. However, PAA GP may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of PAA's assets without that approval. In addition, PAA GP may sell any or all of PAA's assets in a forced sale pursuant to the foreclosure or other realization of any encumbrance without the approval of PAA's unitholders

Transfer of General Partner Interest

        Prior to December 31, 2008, PAA GP may not transfer all or any part of its general partner interest in PAA unless such transfer (a) has been approved by the prior written consent or vote of at least a majority of the outstanding common units (excluding any common units held by PAA GP and its affiliates) or (b) is of all, but not less than all, of its general partner interest to (i) an affiliate of PAA GP or (ii) another person in connection with the merger or consolidation of PAA GP with or into another person or the transfer by PAA GP of all or substantially all of its assets to another person.

        On or after December 31, 2008, PAA GP may transfer all or any part of its general partner interest in PAA without unitholder approval.

Withdrawal of PAA GP

        PAA GP has agreed not to withdraw voluntarily as general partner prior to December 31, 2008, without first providing 90 days' written notice and obtaining the approval of the holders of a majority of PAA's outstanding common units, excluding those held by PAA GP and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability of any of PAA's limited partners or of a member of PAA's operating partnerships or cause PAA or its operating partnerships to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes.

        At any time after December 31, 2008, PAA GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a breach of PAA's partnership agreement. In addition, PAA GP may withdraw without unitholder approval upon 90 days notice to PAA's limited partners if at least 50% of PAA's outstanding units are held or controlled by one person and its affiliates other than PAA GP and its affiliates.

        Upon the voluntary withdrawal of PAA GP, the holders of a majority of PAA's outstanding units, excluding the units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, PAA will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of PAA's outstanding units, excluding the units held by the withdrawing general partner and its affiliates, agree to continue PAA's business and to appoint a successor general partner.

Removal of PAA GP

        PAA GP may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of PAA's outstanding units, including units held by its general partner and its affiliates, and PAA receives an opinion of counsel regarding limited liability and tax matters. In addition, any removal of PAA GP is subject to the approval of a successor general partner by the vote of the holders of a majority of PAA's outstanding common units, including those held by PAA GP and its affiliates.

        If PAA GP is removed as general partner under circumstances where cause does not exist, and units held by PAA GP and its affiliates are not voted in favor of that removal, PAA GP will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

        While PAA's partnership agreement limits the ability of PAA GP to withdraw, it allows PAA GP's general partner interest to be transferred to an affiliate or to a third party as part of the merger or consolidation of PAA GP with or into another entity or the transfer by PAA GP of all or substantially all of its assets to another entity.

Limited Call Rights

        If at any time PAA GP and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, PAA GP will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by PAA GP on at least 10 but not more than 60 days' notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in PAA's partnership agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in PAA's partnership agreement and (2) the highest cash price paid by PAA GP or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date PAA GP mails notice of its election to purchase the units.

Limited Preemptive Rights

        PAA GP has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership securities from PAA whenever, and on the same terms that, PAA issues partnership securities to persons other than PAA GP and its affiliates, to the extent necessary to maintain the percentage interests of PAA GP and its affiliates equal to that which existed immediately prior to the issuance of such partnership securities. The holders of common units have no preemptive rights to acquire additional common units or other partnership interest in PAA.

Amendment of Partnership Agreement

        Amendments to PAA's partnership agreement may be proposed only by PAA GP. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or PAA's general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in

PAA's partnership agreement, PAA GP may make amendments to PAA's partnership agreement without the approval of the limited partners or assignees to reflect:

  •
  a change in the name of PAA, the location of its principal place of business, its registered agent or its registered office;

  •
  the admission, substitution, withdrawal or removal of partners;

  •
  a change to qualify or continue PAA's qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither PAA nor its operating partnerships will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

  •
  a change that does not adversely affect the limited partners in any material respect;

  •
  a change to (a) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute or (b) facilitate the trading of PAA's limited partner interests or comply with any rule, regulation, guideline or requirement of any national securities exchange on which its limited partner interests are listed for trading;

  •
  a change in PAA's fiscal year or taxable year and any changes that are necessary or advisable as a result of a change in PAA's fiscal year or taxable year;

  •
  an amendment that is necessary to prevent PAA, or PAA GP or its directors, officers, trustees or agents from being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended;

  •
  an amendment that is necessary or advisable in connection with the authorization of issuance of any class or series of partnership securities;

  •
  any amendment expressly permitted by PAA's partnership agreement to be made by PAA GP acting alone;

  •
  an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with PAA's partnership agreement;

  •
  an amendment that is necessary or advisable to reflect, account for and deal with appropriately PAA's formation, or an investment by PAA in, any corporation, partnership, joint venture, limited liability company or other entity in connection with the conduct of activities permitted by its partnership agreement;

  •
  a merger or conveyance to effect a change in PAA's legal form; or

  •
  any other amendments substantially similar to the foregoing.

        Proposed amendments (other than those described above) must be approved by PAA GP and the holders of at least a majority of the outstanding common units, unless a greater or different percentage is required under PAA's partnership agreement or by Delaware law. No provision of the partnership agreement that establishes a percentage of outstanding units required to take any action may be amended, altered, changed, repealed or rescinded to reduce such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

        No amendment to the partnership agreement (other than those that may be made by PAA GP without the approval of PAA's limited partners) will become effective without the approval of at least

90% of the outstanding units voting as a single class unless PAA obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Dissolution of the Partnership

        PAA will be dissolved, and its affairs will be wound up, upon the occurrence of any of the following:

  •
  the expiration of its term as provided in the partnership agreement;

  •
  withdrawal or removal of PAA GP or any other event that results in its ceasing to be PAA GP (other than by reason of transfer in accordance with PAA's partnership agreement or withdrawal or removal following approval of a successor);

  •
  an election to dissolve the partnership by PAA GP that is approved by the holders of a unit majority;

  •
  the entry of a decree of judicial dissolution of PAA pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act; or

  •
  the sale of all or substantially all of the assets and properties of PAA and its affiliates.

Liquidation

        Upon PAA's dissolution, unless it is reconstituted and continued as a new limited partnership, the person authorized to wind up PAA's affairs will, acting with all the powers of PAA GP that the liquidator deems necessary or desirable in its judgment, liquidate PAA's assets. The proceeds of the liquidation will be applied as follows:

  •
  first, towards the payment of all of PAA's creditors and the creation of a reserve for contingent liabilities; and

  •
  then, to all partners in accordance with the positive balance in the respective capital accounts.

        Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of PAA's assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to PAA's partners, PAA GP may distribute assets in kind to PAA's partners.

Management

        PAA GP conducts, directs and manages all of PAA's activities. Except as specifically granted in PAA's partnership agreement, all management powers over the business and affairs of PAA are exclusively vested in PAA GP, and no limited partner or assignee may have any power over the business and affairs of PAA. PAA GP has full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of PAA.

Change of Management Provisions

        PAA's partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove PAA GP or otherwise change management. Generally, if a person acquires 20% or more of any class of units then outstanding other than from PAA GP or its affiliates, the units owned by such person cannot be voted on any matter. In addition, PAA's partnership agreement limits the ability of unitholders to call meetings or to acquire information about PAA's operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Meetings; Voting

        Special meetings of PAA's common unitholders may be called by PAA GP or by common unitholders owning 20% or more of PAA's outstanding common units in accordance with the procedures set forth in PAA's partnership agreement. PAA GP must send notice of any meetings to all unitholders of record as of a record date which may not be less than 10 or more than 60 days prior to the date of the meeting (or, where approvals are sought without a meeting, the date by which common unitholders must submit approvals) and any such meeting may be held not less than 10 days or more than 60 days after the mailing of notice of the meeting.

        Each record holder of a unit has a vote according to his percentage interest in PAA, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than PAA GP and its affiliates, or a direct or subsequently approved transferee of PAA GP or its affiliates or a person or group who acquires the units with the prior approval of the board of directors, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

        PAA common unitholders have no right to elect PAA GP on an annual or other continuing basis.

Transfer of Units; Status as a Limited Partner or Assignee

        Each purchaser of PAA common units must execute a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of the transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

        Each transfer of PAA limited partnership interests will not be recognized by the partnership unless certificate(s) representing those limited partnership interests are surrendered and such interests are accompanied by a duly executed transfer application. Once such transferee has executed and delivered a transfer application in accordance with PAA's partnership agreement, the transferee of common units is an assignee. Such assignee makes representations and agrees to be bound by the terms and conditions of, and executes, the partnership agreement and gives the consents and approvals and makes the waivers contained in the partnership agreement. An assignee will become a limited partner in respect of the transferred common units upon the consent of PAA GP and the recordation of the name of the assignee on PAA's books and records. Such consent may be withheld in the sole discretion of PAA GP.

        An assignee, pending its admission as a substituted limited partner, is entitled to an interest in PAA equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. PAA GP will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

Conflicts of Interest

        PAA GP may take into account the interests of other parties in addition to PAA's interests when resolving conflicts of interest. In effect, these provisions limit PAA's general partner's contractual duties to PAA unitholders. PAA's partnership agreement also restricts the remedies available to PAA unitholders for actions taken by PAA GP that might, without those limitations, be challenged as breaches of fiduciary duty. Whenever a conflict arises between PAA GP or its affiliates, on the one hand, and PAA, its subsidiaries or any other PAA partner, on the other, PAA GP will resolve that conflict. A conflicts committee of the board of directors of PAA GP may, at the request of PAA GP, review conflicts of interest. PAA GP will not be in breach of its obligations under PAA's partnership agreement or its duties to PAA or its unitholders if the resolution of the conflict is considered to be fair and reasonable to PAA. Any resolution is considered to be fair and reasonable to PAA if that resolution is:

  •
  approved by the conflicts committee of the board of directors of PAA GP, although no party is obligated to seek approval and PAA GP may adopt a resolution or course of action that has not received approval;

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  on terms no less favorable to PAA than those generally being provided to or available from unrelated third parties; or

  •
  fair to PAA, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to PAA.

        PAA GP (including the conflicts committee) may, unless the resolution is specifically provided for in PAA's partnership agreement, consider the following in determining what is fair and reasonable to PAA:

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  the relative interests of the parties involved in the conflict or affected by the action

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  any customary or accepted industry practices or historical dealings with a particular person or entity;

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  generally accepted accounting practices or principles and other factors it considers relevant, if applicable; and

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  such additional factors as PAA GP (including the conflicts committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

Indemnification

        Under PAA's partnership agreement, in most circumstances, PAA will indemnify PAA GP, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner reasonably believed to be in or (in the case of an indemnitee other than PAA's general partner) not opposed to PAA's best interest. Any indemnification under these provisions will only be out of PAA's assets. PAA GP shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification. PAA is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether PAA would have the power to indemnify the person against liabilities under PAA's partnership agreement.

Registration Rights

        Under PAA's partnership agreement, PAA has agreed to register for resale under the Securities Act and applicable state securities laws any common units, or other partnership securities proposed to be sold by PAA GP or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. PAA is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

UNITS ELIGIBLE FOR FUTURE SALE

        After the sale of the common units offered hereby, the contributing parties will hold an aggregate of            of our common units and            of our support units. The sale of these units could have an adverse impact on the price of our common units or on any trading market that may develop.

        The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer and held for one year to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the securities outstanding; or

  •
  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

        Our partnership agreement provides that we may issue an unlimited number of limited partner interests and other equity securities without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Description of Our Partnership Agreement—Issuance of Additional Securities."

        The contributing parties may request that we register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities that are held by such owners. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the contributing parties may sell their units in private transactions at any time, subject to compliance with applicable laws.

        We, certain of our affiliates, the contributing parties, the directors and executive officers of our general partner and our general partner have agreed not to sell any units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read "Underwriting."

MATERIAL TAX CONSEQUENCES

        This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., tax counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Plains GP Holdings, L.P.

        The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales"); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Units—Allocations Between Transferors and Transferees"); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election").

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof and fertilizer, including our allocable share of such income from PAA. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than    % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

        No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Moreover, no ruling has been or will be sought from the IRS and the IRS has made no determination as to PAA's status for federal income tax purposes or whether its operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

        In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

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  Neither we nor PAA has elected or will elect to be treated as a corporation;

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  For each taxable year, more than 90% of PAA's gross income and our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

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  Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by PAA or us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case, the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if PAA were taxable as a corporation in any taxable year, our share of PAA's items of income, gain, loss and deduction would not be passed through to us and PAA would pay tax on its income at corporate rates. If we or PAA were taxable as corporations, losses recognized by PAA would not flow through to us or our losses would not flow through to our unitholders, as the case may be. In addition, any distribution made by us to a unitholder (or by PAA to us) would be treated as either taxable dividend income, to the extent of current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his units (or our tax basis in our interest in PAA), or taxable capital gain, after the unitholder's tax basis in his units (or our tax basis in our interest in PAA) is reduced to zero. Accordingly, taxation of either us or PAA as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction in the value of the units.

        The discussion below is based on Vinson & Elkins L.L.P.'s opinion that we and PAA will be classified as partnerships for federal income tax purposes.

Limited Partner Status

        Unitholders who have become limited partners of us will be treated as partners in us for federal income tax purposes. Also:

  •
  assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

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  unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners for federal income tax purposes. As there is no direct or indirect controlling authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.'s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

        A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

        Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

        Flow-Through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

        Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under "—Disposition of Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

        A decrease in a unitholder's percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

        Ratio of Taxable Income to Distributions.    We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2010, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be    % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that PAA's gross income from operations will approximate the amount required for PAA to make the minimum quarterly distribution on all PAA units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

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  PAA's gross income from operations exceeds the amount required for PAA to make minimum quarterly distributions on all PAA units, yet PAA only distributes the minimum quarterly distributions on all its units; or

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  We or PAA makes a future offering of common units and uses the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to PAA's assets at the time of this offering.

        Basis of Units.    A unitholder's initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Units—Recognition of Gain or Loss."
        Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at-risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us or can look only to the units for repayment. A unitholder's at-risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. However, the application of the passive loss limitations to tiered publicly traded partnerships is uncertain. We will take the position that any passive losses we generate that are reasonably allocable to our investment in PAA will only be available to offset our passive income generated in the future that is reasonably allocable to our investment in PAA and will not be available to offset income from other passive activities or investments, including other investments, if any, in private businesses or other publicly traded partnerships. Moreover, because the passive loss limitations are applied separately with respect to each publicly traded partnership, any passive losses we generate will not be available to offset your income from other passive activities or investments, including your investments in other publicly traded partnerships, such as PAA, or salary or active business income. Further, your share of our net income may be offset by any suspended passive losses from your investment in us, but may not be offset by your current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party.

        The IRS could take the position that for purposes of applying the passive loss limitation rules to tiered publicly traded partnerships, such as PAA and us, the related entities are treated as one publicly traded partnership. In that case, any passive losses we generate would be available to offset income from your investments in PAA. However, passive losses that are not deductible because they exceed a unitholder's share of income we generate would not be deductible in full until a unitholder disposes of his entire investment in both us and PAA in a fully taxable transaction with an unrelated party.

        The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

        Entity Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

        Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of the distributions to the support units, gross income will be allocated to the common unitholders to the extent of the excess distributions. If we have a net loss, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

        Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering, referred to in this discussion as "Contributed Property." The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future "reverse Section 704(c) Allocations," similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests, including purchasers of common units in this offering, to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the partners in profits and losses;

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  the interests of all the partners in cash flow; and

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  the rights of all the partners to distributions of capital upon liquidation.

        Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "—Section 754 Election" and "—Disposition of Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

        Treatment of Short Sales.    A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

  •
  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

  •
  all of these distributions would appear to be ordinary income.

        Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Units—Recognition of Gain or Loss."

        Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

        Tax Rates.    In general, the highest effective United States federal income tax rate for individuals is currently 35.0%, and the maximum United States federal income tax rate for net capital gains of an individual where the asset disposed of was held for more than twelve months at the time of disposition, is scheduled to remain at 15.0% for years 2008-2010 and then increase to 20% beginning January 1, 2011.

        Section 754 Election.    We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Where the remedial allocation method is adopted (which we will generally adopt as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized book-tax disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read "—Uniformity of Units."

        Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized book-tax disparity, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Units." A unitholder's tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position we take that understates deductions will overstate the common unitholder's basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "—Disposition of Units—Recognition of Gain or Loss." The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

        A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by PAA to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Units—Allocations Between Transferors and Transferees."

        Tax Basis, Depreciation and Amortization.    The tax basis of our assets and PAA's assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the unitholders immediately prior to this offering. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to those allowances are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we or PAA dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or PAA owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Units—Recognition of Gain or Loss."

        The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

        Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets and PAA's assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

        Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder's tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder's tax basis in that unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own or PAA owns. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

        Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Notification Requirements.    A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder generally is also required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker, who will satisfy such requirements.

        Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

        Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized book-tax disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Non-U.S. Investors

        Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

        Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, the IRS has taken the position that a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a United States trade or business of the foreign unitholder that is attributable to appreciated personal property. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our units during the five-year period ending on the date of the sale or disposition, provided the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

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  the name, address and taxpayer identification number of the beneficial owner and the nominee;

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  whether the beneficial owner is:

          (1)   a person that is not a United States person;

          (2)   a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

          (3)   a tax-exempt entity;

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  the amount and description of units held, acquired or transferred for the beneficial owner; and

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  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished by us.

        Accuracy Related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

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  for which there is, or was, "substantial authority"; or

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  as to which there is a reasonable basis and the pertinent facts of that position are adequately disclosed on the return.

        If any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in an "understatement" of income for which no "substantial authority" exists, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules apply to "tax shelters," which we do not believe includes us.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%.

        Reportable Transactions.    If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures."

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

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  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-Related Penalties,"

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  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability and

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  in the case of a listed transaction, an extended statute of limitations.

        We do not expect to engage in any "reportable transactions."

State, Local, Foreign and Other Tax Considerations

        In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or PAA conduct business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We or PAA currently own property or may be deemed to conduct business in most states in the United States and Canada. Most of these states, except South Dakota and Texas, currently impose a personal income tax, and a majority of the states also impose an income tax on corporations and other entities. We or PAA may also own property or conduct business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we may conduct business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

        An investment in our units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

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  whether the investment is prudent under Section 404(a)(l)(B) of ERISA;

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  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

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  whether the investment will result in recognition of unrelated business taxable income (please read "Material Tax Consequences—Tax-Exempt Organizations and Non-U.S. Investors") by the plan and, if so, the potential after-tax investment return.

        In addition, the person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our units is authorized by the appropriate governing instrument and is a proper investment for the plan.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan. Therefore, a fiduciary of an employee benefit plan or an IRA accountholder that is considering an investment in our units should consider whether the entity's purchase or ownership of such units would or could result in the occurrence of such a prohibited transaction.

        In addition to considering whether the purchase of units is or could result in a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including fiduciary standard and its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  •
  the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

  •
  the entity is an "operating company;" i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

  •
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

        Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

        Plan fiduciaries contemplating a purchase of units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

        Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as the representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Citigroup Global Markets Inc.
Lehman Brothers Inc.

Total

        The underwriting agreement provides that the underwriters' obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units from us as described below), if any of the common units are purchased;

  •
  there is no material change in our business, including, among other things, any loss or interference with our business from certain calamities, labor disputes or in connection with certain legal actions, and a material adverse change affecting our results of operations, partners' equity, properties, management, business, capital accounts or long-term debt or prospects;

  •
  there is no material change in the financial markets, including, among other things, a suspension in trading, or a material disruption in settlement of securities generally, a federal or state banking moratorium, hostilities involving the United States or a declaration of a national emergency or war by the United States, or a material adverse change in general economic, political or financial conditions; and

  •
  we deliver customary closing documents to the underwriters.

  Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial public offering price and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

        The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $        per common unit. After the offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be approximately $           million (excluding underwriting discounts and commissions). In no event will the maximum amount of compensation to be paid to Financial Industry Regulatory Authority, or FINRA, members in connection with this offering exceed 10%.

  Option to Purchase Additional Common Units

        We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of          common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

  Lock-Up Agreements

        We, certain of our affiliates, the contributing parties, the directors and executive officers of our general partner and our general partner have agreed that, without the prior written consent of each of Citigroup Global Markets Inc. and Lehman Brothers Inc., we and they will not, subject to some exceptions, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we or PAA issue an earnings release or material news or a material event relating to us or PAA; or

  •
  prior to the expiration of the 180-day restricted period, we or PAA announce that we or PAA will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event unless such extension is waived in writing by Citigroup Global Markets Inc. and Lehman Brothers Inc.

        The representatives, in their sole discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, the representatives will consider, among other factors, the unitholders' reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. However, Citigroup Global Markets Inc. and Lehman Brothers Inc. have informed us that, as of the date of this prospectus, there are no agreements between them and any party that would allow such party to transfer any common units, nor do they have any intention at this time of releasing any of the common units subject to the lock-up agreements, prior to the expiration of the lock-up period.

  Offering Price Determination

        Prior to this offering, there has been no public market for our common units. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

  •
  the history and prospects for the industry in which we compete,

  •
  our financial information,

  •
  the ability of our management and our business potential and earning prospects,

  •
  the prevailing securities markets at the time of this offering, and

  •
  the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

  Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

  Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units from us. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units from us. The underwriters may close out any short position by either exercising their option to purchase additional common units from us and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units from us. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

  Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

  Listing

        We intend to apply list our common units on the New York Stock Exchange under the symbol "        ."

  Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of units offered by them.

  Stamp Taxes

        If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

  Relationships/NASD Conduct Rules

        Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for PAA for which they have received customary fees and expenses. In particular, an affiliate of Citigroup Global Markets Inc. is a lender under PAA's credit facilities and a counterparty to certain of PAA's interest rate swap agreements. The underwriters and their affiliates may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

        Because FINRA views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

        The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

        The consolidated financial statements of Plains All American GP LLC as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006; the consolidated financial statements of Plains All American Pipeline, L.P. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006; the balance sheet of Plains GP Holdings, L.P. as of August 22, 2007; and the balance sheet of Plains Holdings GP LLC as of August 22, 2007 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Pacific Energy Partners, L.P. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005 have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 regarding the common units offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits filed under the Securities Act of 1933. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the Securities and Exchange Commission's web site on the Internet at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms. We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

PLAINS GP HOLDINGS, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction

        Unless the context requires otherwise, for purposes of this pro forma presentation, references to "we," "our," "us," or "the Company" are intended to mean the consolidated business and operations of Plains GP Holdings, L.P. References to "PAA" are intended to mean the consolidated business and operations of Plains All American Pipeline, L.P. References to "PAA GP" refer to Plains AAP, L.P., the general partner of PAA. References to "GP LLC" refer to Plains All American GP LLC, the general partner of PAA GP.

        References to "Pacific" are intended to mean the consolidated business and operations of Pacific Energy Partners, L.P.

        These unaudited pro forma condensed consolidated financial statements give effect to the following transactions:

  1)
  Completion of the Pacific merger consisting of:

  •
  The November 15, 2006 acquisition from LB Pacific, LP and its affiliates ("LB Pacific") of the general partner interest and incentive distribution rights of Pacific as well as 5,232,500 common units of Pacific and 5,232,500 subordinated units of Pacific for a total of $700 million in cash; and

  •
  The November 15, 2006 acquisition of the balance of Pacific's equity through a unit-for-unit merger in which each Pacific unitholder (other than LB Pacific) received 0.77 newly issued PAA common units for each Pacific common unit.

  2)
  The contribution to us pursuant to a contribution agreement between us, PAA GP, GP LLC, and the former owners of PAA GP and GP LLC (the "contributing parties") of:

  •
  all of the membership interests of GP LLC;

  •
  all of the Class A units in PAA GP (the owner of PAA's 2% general partner interest and the incentive distribution rights); and

  •
  15,000,000 common units of PAA.

    These equity interests will be contributed to us in connection with the closing in exchange for            of our common units and            of our support units.

  3)
  The sale of            of our common units to the public and the application of the net proceeds therefrom. For purposes of the pro forma financial statements, we have assumed the underwriters' overallotment option is not exercised.

        The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006 assume the pro forma transactions described above occurred on January 1, 2006 (to the extent not already reflected in the historical statements of consolidated operations of each entity). The unaudited pro forma condensed consolidated balance sheet shows the effects of the pro forma transactions noted herein as if they had occurred on June 30, 2007 (to the extent not already recorded in the financial statements of GP LLC).

Basis of Presentation

        The Company was formed on August 22, 2007, and accordingly does not have any historical financial information prior to that date. As a result of GP LLC being the predecessor to the Company,

the Company's unaudited pro forma condensed consolidated financial information reflects the unaudited pro forma condensed consolidated financial information of GP LLC. The unaudited pro forma condensed consolidated financial statements of the Company reflect the elimination of all material intercompany accounts and transactions.

        The unaudited pro forma condensed consolidated financial statements and related pro forma information are based on assumptions that the Company believes are reasonable under the circumstances and are included for informational purposes only. They are not necessarily indicative of the financial results that would have occurred if the transactions described herein had taken place on the dates indicated, nor are they indicative of the future consolidated results of the Company.

        The unaudited pro forma condensed consolidated financial statements of the Company should be read in conjunction with, and are qualified in their entirety by reference to, the notes accompanying: (i) such unaudited pro forma condensed consolidated financial statements, (ii) the historical consolidated financial statements of GP LLC, and (iii) the unaudited historical condensed consolidated statements of GP LLC.

        The condensed consolidated financial statements of Pacific included herein are qualified in their entirety by reference to the historical consolidated financial statements and related notes of Pacific for the three and nine months ended September 30, 2006.

PLAINS GP HOLDINGS, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2007

	Plains All American GP LLC Historical	Pro Forma Adjustments		Plains GP Holdings L.P. Pro Forma
	(in millions)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$45.9		(k) (l) (m)
Trade accounts receivable and other receivables, net	1,717.1
Inventory	1,585.8
Other current assets	115.7

Total current assets	3,464.5	—

PROPERTY AND EQUIPMENT	4,558.8
Accumulated depreciation	(440.0)

	4,118.8	—

OTHER ASSETS
Pipeline linefill in owned assets	248.3
Inventory in third party assets	64.1
Investment in unconsolidated entities	200.8		(h) (j)
Goodwill	1,045.5
Other, net	157.0

Total assets	$9,299.0	$—

LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES
Accounts payable	$2,055.6
Short-term debt	890.9
Other current liabilities	179.8

Total current liabilities	3,126.3	—

LONG-TERM LIABILITIES
Long-term debt under credit facilities and other	1.2
Senior notes, net of unamortized net discount of $1.9	2,623.1
Other long-term liabilities and deferred credits	124.6

Total long-term liabilities	2,748.9	—

MINORITY INTEREST	3,422.7		(g) (j)
PARTNERS' CAPITAL
Members' Equity	1.1		(g)
Limited partners	—		(h) (i) (k) (l) (m)
General partner	—

Total partners' capital	1.1	—

Total liabilities and partners' capital	$9,299.0	$—

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

PLAINS GP HOLDINGS, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

for the Six Months Ended June 30, 2007

	Plains All American GP LLC Historical	Pro Forma Adjustments		Plains GP Holdings, L.P. Pro Forma
	(in millions)
REVENUES	$8,147.3
COSTS AND EXPENSES
Crude oil and LPG purchases and related costs	7,429.2
Pipeline margin activities purchases	—
Field operating costs	261.4		(m)
General and administrative expenses	96.8
Depreciation and amortization	92.7

Total costs and expenses	7,880.1

OPERATING INCOME	267.2

OTHER INCOME/(EXPENSE)
Equity earnings of unconsolidated entities	9.3
Interest expense	(82.3)
Interest income and other income (expense), net	5.2
Income tax expense	(12.2)

INCOME BEFORE MINORITY INTEREST	187.2
MINORITY INTEREST	(186.9)		(g) (h) (i)

NET INCOME	$0.3

NET INCOME ALLOCATION
Limited partners (99.9%)

General partner (0.1%)

BASIC NET INCOME PER LIMITED PARTNER UNIT
Basic weighted average units outstanding

Net income

DILUTED NET INCOME PER LIMITED PARTNER UNIT
Diluted weighted average units outstanding

Net income

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

PLAINS GP HOLDINGS, L.P.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

for the Year Ended December 31, 2006

	Plains All American GP LLC Historical	Pacific Historical	Pro Forma Adjustments		Plains GP Holdings, L.P. Pro Forma
	(in millions)
REVENUES	$22,444.4	$264.1	$(28.8	)(b)
COSTS AND EXPENSES
Crude oil and LPG purchases and related costs	20,819.7	—	(27.2	)(b)
Pipeline margin activities purchases	665.9	—	—
Field operating costs	369.8	115.0	(1.6	)(b)
General and administrative expenses	136.4	21.3		(m)
Depreciation and amortization	101.8	36.3	2.2 (36.3 41.5	(a) )(c) (d)
Merger Costs	—	4.5	—

Total costs and expenses	22,093.6	177.1	(21.4)

Share of net income of Frontier	—	1.4	(1.4	)(a)

OPERATING INCOME	350.8	88.4	(8.8)

OTHER INCOME/(EXPENSE)
Equity earnings of unconsolidated entities	9.1	—	1.4	(a)
Interest expense	(85.6)	(35.1)	(40.1 2.2	)(e) (a)
Interest income and other income (expense), net	2.2	2.4	—
Income tax (expense) benefit	(0.3)	2.5	—	(f)

INCOME BEFORE MINORITY INTEREST AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	276.2	58.2	(45.3)
MINORITY INTEREST	(275.9)	—		(g) (h) (i)

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	0.3	58.2	(45.3)
Cumulative effect of change in accounting principle	0.1	—	—

NET INCOME (LOSS)	$0.4	$58.2	$(45.3)

NET INCOME ALLOCATION
Limited partners (99.9%)

General partner (0.1%)

BASIC NET INCOME PER LIMITED PARTNER UNIT
Basic weighted average units outstanding

Net income

DILUTED NET INCOME PER LIMITED PARTNER UNIT
Diluted weighted average units outstanding

Net income

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

PLAINS GP HOLDINGS, L.P.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

        These unaudited pro forma condensed consolidated financial statements and underlying pro forma adjustments are based upon information currently available and certain estimates and assumptions made by the management of the Company; therefore, actual results could materially differ from the pro forma information. However, the Company believes the assumptions provide a reasonable basis for presenting the significant effects of the transactions noted herein. The Company believes the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma information.

(1)   Completion of the Pacific Merger

        On November 15, 2006 PAA completed its acquisition of Pacific pursuant to an Agreement and Plan of Merger dated June 11, 2006. The merger-related transactions included: (i) the acquisition from LB Pacific of the general partner interest and incentive distribution rights of Pacific as well as approximately 5.2 million Pacific common units and approximately 5.2 million Pacific subordinated units for a total of $700 million and (ii) the acquisition of the balance of Pacific's equity through a unit-for-unit exchange in which each Pacific unitholder (other than LB Pacific) received 0.77 newly issued common units of PAA for each Pacific common unit. The total value of the transaction was approximately $2.5 billion, including the assumption of debt and estimated transaction costs. Upon completion of the merger-related transactions, the general partner and limited partner ownership interests in Pacific were extinguished and Pacific was merged with and into PAA. The assets acquired in the Pacific acquisition included approximately 4,500 miles of active crude oil pipeline and gathering systems and 550 miles of refined products pipelines, over 13 million barrels of active crude oil and 9 million barrels of refined products storage capacity, a fleet of approximately 75 owned or leased trucks and approximately 1.9 million barrels of crude oil and refined products linefill and working inventory. The Pacific assets complement PAA's existing asset base in California, the Rocky Mountains and Canada, with minimal asset overlap but attractive potential vertical integration opportunities. The results of operations and assets and liabilities from this merger (the "Pacific merger") have been included in our pro forma condensed consolidated financial statements since November 15, 2006.

        The purchase price was calculated as follows (in millions):

Cash payment to LB Pacific	$700.0
Value of PAA common units issued in exchange for Pacific common units(1)	1,001.6
Assumption of Pacific debt (at fair value)	723.8
Estimated transaction costs(2)	30.3

Total purchase price	$2,455.7

(1)
Valued at $45.02, which represents the average closing price of PAA common units two days immediately prior and two days immediately after the merger was announced on June 12, 2006.

(2)
Includes investment banking fees, costs associated with a severance plan in conjunction with the acquisition and various other direct acquisition costs.

Purchase Price Allocation
Property, plant and equipment, net	$1,411.7
Investment in Frontier Pipeline Company	8.7
Inventory	32.6
Pipeline linefill and inventory in third party assets	63.6
Intangible assets(1)	72.3
Goodwill(2)	843.2
Assumption of working capital and other long-term assets and liabilities, including $20.0 of cash	23.6

$2,455.7

(1)
Consists of customer relationships, emissions credits and environmental permits.

(2)
Represents the preliminary amount in excess of the fair value of the net assets acquired and is associated with PAA's view of the future results of operations of the business acquired based on the strategic location of the assets and the growth opportunities that PAA expects to realize as PAA integrates these assets into its existing business strategy.

        The majority of the acquisition costs associated with the Pacific merger were incurred as of December 31, 2006, resulting in total cash paid during 2006 of approximately $723 million.

        The following table shows our calculation of the sources of funding for the acquisition (in millions):

Fair value of PAA common units issued in exchange for Pacific common units	$1,001.6
PAA general partner capital contribution	21.6
Assumption of Pacific debt (at estimated fair value), net of repayment of Pacific credit facility(1)	433.1
PAA new debt incurred	999.4

Total sources of funding	$2,455.7

(1)
The assumption of Pacific's debt and credit facility at fair value was $433.1 million and $290.7 million, respectively. PAA paid off the credit facility in connection with closing of the transaction.

  Pro Forma Adjustments

        Since the Pacific merger was effective November 15, 2006 and is already included in the balance sheet at June 30, 2007 and the statement of operations for the six months ended June 30, 2007, these pro forma adjustments only impact the statement of operations for the year ended December 31, 2006.

  a.
  To reclassify certain line items on Pacific's historical financial statements to conform to PAA's historical presentation.

  b.
  Reflects the elimination of purchases and sales between PAA and Pacific.

  c.
  To reverse historical depreciation and amortization as recorded by Pacific.

  d.
  Reflects depreciation and amortization on the acquired assets based on the straight-line method of depreciation over average useful lives ranging from 4 to 35 years.

  e.
  Reflects the net adjustment to interest expense for (i) the increase in long-term debt of approximately $993.2 million from the issuance of $400 million of 6.125% Senior Notes due 2017 and $600 million of 6.65% Senior Notes due 2037 using their weighted average interest rate of 6.4%, (ii) the decrease in long-term debt of approximately $290.7 million from the repayment of the Pacific credit facility and (iii) the amortization of the discounts on the senior notes issued by PAA and premiums on the fair value of Pacific senior notes assumed in the merger. The impact to interest expense of 0.125% change in interest rates would be approximately $1.7 million per year.

  f.
  The pro forma adjustments to the statements of operations have not been tax-effected as the effect on income tax expense is not deemed to be material to the pro forma results of operations.

2)    Contribution Agreement Transactions

  Pro Forma Adjustments

  g.
  Reflects the conversion of GP LLC's 1% general partner interest into a non-economic general partner interest and a 1% Class A limited partner interest in PAA GP and the subsequent distribution of the 1% Class A limited partner interest in PAA GP to our existing investors.

  h.
  Reflects the contribution to the Company by our existing investors of all of their member interests in GP LLC and their 1% Class A limited partner interest in PAA GP.

  i.
  Reflects the contribution to the Company of 15,000,000 common units of PAA by certain of our existing investors and all Class A units in PAA GP by GP LLC. In exchange for their equity contributions to the Company, limited partners of PAA GP will receive            common units and            support units of the Company. The pro forma adjustment reflect the contribution of these assets at their historical carrying basis of $            million because the contributions to the Company are from a related party.

  j.
  Reflects the pro forma elimination of investment and equity accounts between the Company and GP LLC, PAA GP and PAA as appropriate in consolidation.

3)    Offering Transactions

  Pro Forma Adjustments

  k.
  Reflects net proceeds to the Company of $             million from the issuance and sale of            common units at an assumed initial public offering price of $            per unit, after deducting assumed underwriting discounts and commissions of approximately $             million and estimated offering and entity formation expenses of approximately $            million.

  l.
  Reflects distributions to the existing investors of the net proceeds of the offering of approximately $             million. Of the distributions, $             million represents reimbursement for prior capital expenditures incurred by the existing investors. The remaining distributions of $             million represent consideration paid to the existing investors in exchange for the equity contributions described above.

  m.
  Reflects incremental general and administrative expenses of $1.5 million and $3.0 million for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively, that we expect to incur as a result of becoming a publicly traded limited partnership. These amounts include a fixed fee for general and administrative services that we will pay to GP LLC. This fee will initially be $1.3 million per year and will be subject to adjustment on an annual basis. These costs include costs associated with preparation and distribution of annual and quarterly reports to unitholders, tax returns and Schedules K-1, investor relations, registrar and transfer agent fees, director compensation and incremental insurance costs, including director and officer liability and insurance.

PLAINS GP HOLDINGS, L.P.

AUDITED BALANCE SHEET

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the General Partner and the Limited Partners of Plains GP Holdings, L.P.:

        In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Plains GP Holdings, L.P. at August 22, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of Plains GP Holdings, L.P.'s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
August 31, 2007

PLAINS GP HOLDINGS, L.P.

AUDITED BALANCE SHEET

August 22, 2007
ASSETS
Cash	$1,000

Total assets	$1,000

LIABILITIES AND PARTNERS' CAPITAL
General partner	$1
Limited partner	999

Total liabilities and partners' capital	$1,000

See Note to Balance Sheet

PLAINS GP HOLDINGS, L.P.

NOTE TO BALANCE SHEET

Nature of Operations

        Plains GP Holdings, L.P. is a Delaware limited partnership that was formed on August 22, 2007 in contemplation of becoming the sole member of Plains All American GP LLC ("GP LLC"), the general partner of Plains AAP, L.P. ("PAA GP"), which is the general partner of Plains All American Pipeline, L.P. ("PAA"). PAA is a publicly traded Delaware limited partnership, formed in 1998 and engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products. Through its 50% equity ownership in PAA/Vulcan Gas Storage, LLC, PAA is also involved in the development and operation of natural gas storage facilities.

        As the holder of the Class A units of PAA GP, we will be entitled to receive all of the cash distributions by PAA on its incentive distribution rights and 2% general partner interest less amounts, if any, payable to holders of PAA GP's Class B units. Certain members of PAA's management own Class B units of PAA GP, which are entitled to participate in cash distributions from PAA GP above $11.0 million per quarter.

PLAINS HOLDINGS GP LLC

AUDITED BALANCE SHEET

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Plains Holdings GP LLC:

        In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Plains Holdings GP LLC at August 22, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of Plains Holdings GP LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
August 31, 2007

PLAINS HOLDINGS GP LLC

AUDITED BALANCE SHEET

August 22, 2007
ASSETS
Cash	$999
Investment in Plains GP Holdings, L.P.	1

Total assets	$1,000

LIABILITIES AND MEMBER'S EQUITY
Member's equity	$1,000

Total liabilities and member's equity	$1,000

See Note to Balance Sheet

PLAINS HOLDINGS GP LLC

NOTE TO BALANCE SHEET

Nature of Operations

        Plains Holdings GP LLC is a Delaware limited liability company that was formed on August 22, 2007 in contemplation of becoming the general partner of Plains GP Holdings, L.P. We have a 1% non-economic general partner interest in Plains GP Holdings, L.P.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2007	December 31, 2006
	(in millions)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$45.9	$12.6
Trade accounts receivable and other receivables, net	1,717.1	1,726.5
Inventory	1,585.8	1,290.0
Other current assets	115.7	130.9

Total current assets	3,464.5	3,160.0

PROPERTY AND EQUIPMENT	4,558.8	4,231.0
Accumulated depreciation	(440.0)	(357.1)

	4,118.8	3,873.9

OTHER ASSETS
Pipeline linefill in owned assets	248.3	265.5
Inventory in third-party assets	64.1	75.7
Investment in unconsolidated entities	200.8	184.4
Goodwill	1,045.5	1,026.2
Other, net	157.0	164.9

Total assets	$9,299.0	$8,750.6

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$2,055.6	$1,848.8
Short-term debt	890.9	1,001.2
Other current liabilities	179.8	183.7

Total current liabilities	3,126.3	3,033.7

LONG-TERM LIABILITIES
Long-term debt under credit facilities and other	1.2	3.1
Senior notes, net of unamortized net discount of $1.9 and $1.8, respectively	2,623.1	2,623.2
Other long-term liabilities and deferred credits	124.6	87.1

Total long-term liabilities	2,748.9	2,713.4

MINORITY INTEREST	3,422.7	3,002.4
MEMBERS' EQUITY	1.1	1.1

Total liabilities and members' equity	$9,299.0	$8,750.6

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(in millions)
REVENUES
Crude oil, refiined products and LPG sales and related revenues (includes buy/sell transactions of $4,761.9 for the first three months of the six months ended June 30, 2006)	$3,792.0	$4,819.1	$7,908.7	$13,394.4
Pipeline tariff activities revenues	92.8	69.6	179.5	127.0
Other revenues	33.0	3.3	59.1	5.7

Total revenues	3,917.8	4,892.0	8,147.3	13,527.1
COSTS AND EXPENSES
Crude oil, refined products and LPG purchases and related costs (includes buy/sell transactions of $4,795.1 in the first three months of 2006)	3,529.6	4,657.3	7,429.2	13,081.8
Field operating costs	135.7	89.4	261.4	174.6
General and administrative expenses	48.8	27.4	96.8	60.2
Depreciation and amortization	52.4	21.6	92.7	43.6

Total costs and expenses	3,766.5	4,795.7	7,880.1	13,360.2

OPERATING INCOME	151.3	96.3	267.2	166.9

OTHER INCOME/(EXPENSE)
Equity earnings in unconsolidated entities	5.3	1.4	9.3	2.4
Interest expense (net of capitalized interest of $2.9 and $0.9 in the three months and $5.7 and $1.7 in the six months ended June 30, 2007 and 2006, respectively.)	(41.2)	(18.0)	(82.3)	(33.3)
Interest income and other income (expense), net	0.4	0.1	5.2	0.4

Income before tax	115.8	79.8	199.4	136.4
Current income tax	(0.7)	—	(0.8)	—
Deferred income tax	(11.4)	—	(11.4)	—

Income before minority interest and cumulative effect of change in accounting principle	103.7	79.8	187.2	136.4
Minority interest	(103.5)	(79.7)	(186.9)	(136.4)

Income before cumulative effect of change in accounting principle	0.2	0.1	0.3	—
Cumulative effect of change in accounting principle	—	—	—	0.1

NET INCOME	$0.2	$0.1	$0.3	$0.1

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2007	2006
	(in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$0.3	$0.1
Adjustments to reconcile to cash flows from operating activities:
Depreciation and amortization	92.7	43.6
Cumulative effect of change in accounting principle	—	(6.3)
Inventory valuation adjustment	0.6	—
SFAS 133 mark-to-market adjustment	2.1	3.1
Long-Term Incentive Plan charge	42.7	17.8
Deferred income tax expense	12.2	—
Gain on sale of investment assets	(3.9)	—
Noncash amortization of terminated interest rate hedging instruments	0.4	0.8
(Gain) loss on foreign currency revaluation	(2.0)	1.8
Equity earnings in unconsolidated entities, net of distributions	(8.5)	(1.6)
Minority interest, net of distributions	(24.6)	20.0
Changes in assets and liabilities, net of acquisitions:
Trade accounts receivable and other	36.0	(1,088.0)
Inventory	(235.3)	(214.3)
Accounts payable and other current liabilities	146.2	464.6
Due to related parties	1.8	(6.5)

Net cash provided by (used in) operating activities	60.7	(764.9)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid in connection with acquisitions, net of cash acquired	(17.5)	(359.8)
Additions to property and equipment	(266.9)	(121.6)
Investment in unconsolidated entities	(9.3)	(10.0)
Cash paid for linefill in assets owned	(14.7)	(4.8)
Proceeds from sales of assets	12.6	3.5

Net cash used in investing activities	(295.8)	(492.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayments on long-term revolving credit facility	—	54.6
Net borrowings on working capital revolving credit facility	(175.1)	229.9
Net borrowings on short-term letter of credit and hedged inventory facility	52.3	579.4
Proceeds from the issuance of senior notes	—	249.5
Net proceeds from the issuance of PAA common units	382.5	152.4
Distribution paid to members	(0.3)	(0.1)
Other financing activities	(0.1)	(4.4)

Net cash provided by financing activities	259.3	1,261.3

Effect of translation adjustment on cash	9.1	(7.6)
Net increase (decrease) in cash and cash equivalents	33.3	(3.9)
Cash and cash equivalents, beginning of period	12.6	13.0

Cash and cash equivalents, end of period	$45.9	$9.1

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

Total
(in millions)
Balance at December 31, 2006	$1.1
Net income	0.3
Distributions paid to members	(0.3)

Balance at June 30, 2007	$1.1

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(in millions)
Net income	$0.2	$0.1	$0.3	$0.1
Other comprehensive income/(loss)	—	—	—	—

Comprehensive income	$0.2	$0.1	$0.3	$0.1

The accompanying notes are an integral part of these
unaudited condensed consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Basis of Consolidation

  Organization

        Plains All American GP LLC (the "Company") is a Delaware limited liability company that was formed on June 8, 2001. The Company is the managing general partner of Plains All American Pipeline, L.P. ("PAA"), a publicly traded partnership, and is the general partner of Plains AAP, L.P. ("PAA GP"), the general partner of PAA and the entity that owns a 2% general partner interest and 100% of the incentive distribution rights in PAA. Unless the context requires otherwise, references to "we," "us," "our," "ours" and similar terms refer to the Company, PAA GP and PAA and its consolidated subsidiaries. At June 30, 2007, our ownership structure consisted of the following member interests:

  •
  Vulcan Energy GP Holding Inc.—54.3210%

  •
  KAFU Holdings, L.P.—20.2691%

  •
  E-Holdings III, L.P.—9.0000%

  •
  E-Holdings V, L.P.—2.1111%

  •
  PAA Management, L.P.—4.9383%

  •
  Mark E. Strome—2.6346%

  •
  Strome Hedgecap Fund, L.P.—1.3160%

  •
  Wachovia Investors, Inc.—4.1753%

  •
  Lynx Holdings I, L.P.—1.2346%

        The Company manages the business and affairs of PAA. Except for situations in which the approval of the limited partners is expressly required by PAA's partnership agreement, or by non-waivable provisions of applicable law, the Company has full and complete authority, power and discretion to manage and control the business, affairs and property of PAA, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of PAA's business, including the execution of contracts and management of litigation. The Company employs all domestic officers and personnel involved in the operation and management of PAA. PAA's Canadian officers and employees are employed by its subsidiary, PMC (Nova Scotia) Company.

  Basis of Consolidation and Presentation

        In June 2005, the Emerging Issues Task Force ("EITF") released Issue No. 04-05 ("EITF 04-05"), "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." EITF 04-05 states that if the limited partners do not have a substantive ability to dissolve (liquidate) or substantive participating rights then the general partner is presumed to control the partnership and would be required to consolidate the limited partnership. We adopted this standard prospectively on January 1, 2006 under Transition Method A. Because the limited partners do not have the substantive ability to dissolve or have substantive participating rights in PAA, the adoption of this standard resulted in the consolidation of PAA and its consolidated subsidiaries in our consolidated financial statements. The consolidation of PAA resulted in the recognition of minority interest of $3.4 billion and $3.0 billion as of June 30, 2007 and of December 31, 2006, respectively, which is comprised entirely of the proportionate interest in the book value of PAA limited partner units owned by other parties.

        The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, PAA GP, and PAA and all of PAA's wholly owned subsidiaries. Investments in 50% or less owned affiliates, over which PAA has significant influence, are accounted for by the equity method. In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements include all adjustments consisting of normal recurring accruals necessary for a fair presentation. Although we believe the disclosures are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounted principles in the United States of America ("GAAP") have been condensed or omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). These unaudited financial statements should be read in conjunction with the consolidated financial statements and notes thereto presented in PAA's Form 10-K for the year ended December 31, 2006. The accompanying financial statements and related notes present (i) our consolidated financial position as of June 30, 2007 and December 31, 2006, (ii) the results of our condensed consolidated operations for the three months and six months ended June 30, 2007 and 2006, (iii) our condensed consolidated cash flows for the six months ended June 30, 2007 and 2006, (iv) our condensed consolidated members' equity for the six months ended June 30, 2007, and (v) our condensed consolidated comprehensive income for the three months and six months ended June 30, 2007 and 2006. The financial statements have been prepared in accordance with the instructions for interim reporting as prescribed by the Securities and Exchange Commission. All adjustments (consisting only of normal recurring adjustments) that in the opinion of management were necessary for a fair statement of the results for the interim periods have been reflected. All significant intercompany transactions have been eliminated. Certain reclassifications are made to prior periods to conform to current period presentation.

        The results of operations for the three and six months ended June 30, 2007 are not necessarily indicative of results expected for the full year.

        In accordance with GAAP, we use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each reporting period. Our actual results could differ from these estimates.

        As of June 30, 2007, we own a 1% general partner interest in PAA GP. Additionally, PAA GP owns a 2% general partner interest in PAA as well as incentive distribution rights, the ownership of which entitles us to receive incentive distributions if the amount that PAA distributes with respect to any quarter exceeds the minimum quarterly distribution of $0.45 per unit as specified in the PAA partnership agreement (see Note 3 regarding PAA GP's incentive distribution rights reduction). PAA GP also owns a limited partner interest consisting of 173,444 common units of PAA (see Note 4). PAA is a publicly traded Delaware limited partnership, formed in 1998 and engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products. We refer to liquefied petroleum gas and other natural gas related petroleum products collectively as "LPG." In addition, through its 50% equity ownership in

PAA/Vulcan Gas Storage, LLC ("PAA/Vulcan"), PAA is involved in the development and operation of natural gas storage facilities. PAA's operations can be categorized into three primary business activities:

  Transportation

        As of June 30, 2007, PAA owned active gathering and mainline crude oil and refined products pipelines located throughout the United States and Canada. Its activities from transportation operations generally consist of (i) transporting crude oil and refined products for a fee; (ii) third-party leases of pipeline capacity and (iii) the transportation of crude oil for third parties for a fee using its trucks and barges. These barge transportation services are provided through PAA's 50% owned entity, Settoon Towing. PAA's transportation segment also includes its equity in earnings from its investment in the Butte and Frontier pipeline systems.

  Facilities

        As of June 30, 2007, PAA owned active above-ground crude oil, refined products and LPG storage tanks, of which approximately half are included in the facilities segment. The remaining tanks are associated with pipeline systems and are utilized in the transportation segment. PAA is in the process of constructing additional above-ground terminalling and storage facilities, which are expected to be placed in service during the remainder of 2007 and during 2008. The facilities segment operations generally consist of fee-based activities associated with providing storage, terminalling and throughput services for crude oil, refined products and LPG, as well as LPG fractionation and isomerization services. PAA also generates fees through a combination of month-to-month and multi-year leases and processing arrangements with third parties and its marketing segment. PAA's facilities segment also includes its equity earnings from its investment in PAA/Vulcan.

  Marketing

        PAA's revenues from marketing activities reflect the sale of gathered and bulk-purchased crude oil, refined products and LPG volumes, as well as marketing of natural gas liquids, plus the sale of additional barrels exchanged through buy/sell arrangements entered into to supplement the margins of the gathered and bulk-purchased volumes.

        PAA GP's investment in PAA exceeds PAA GP's share of the underlying equity in the net assets of PAA. This excess is related to the fair value of PAA's crude oil pipelines and other assets at the time of inception and is amortized on a straight-line basis over the estimated useful life of 30 years. At June 30, 2007 and December 31, 2006, the unamortized portion of this excess was approximately $32.5 million and $33.2 million, respectively, and is included in Property and Equipment in our unaudited condensed consolidated balance sheets.

Note 2—Trade Accounts Receivable

        An accounts receivable in our consolidated financial statements is primarily from PAA's purchasers and shippers of crude oil and, to a lesser extent, purchasers of LPG. The majority of our accounts receivable relate to PAA's marketing activities, which are generally high volume and low margin activities, in many cases involving exchanges of crude oil volumes. PAA determines the amount, if any, of the line of credit to be extended to any given customer and the form and amount of financial performance assurances they require. Such financial assurances are commonly provided to PAA in the form of standby letters of credit, advance cash payments or "parental" guarantees. At June 30, 2007 and December 31, 2006, PAA had received approximately $22.3 million and $28.3 million, respectively, of advance cash payments and prepayments from third parties to mitigate credit risk. In addition, PAA enters into netting arrangements with its counterparties. These arrangements cover a significant part of its transactions and also serve to mitigate credit risk.

        PAA reviews all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that they expect will not be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. At June 30, 2007 and December 31, 2006, substantially all of PAA's net accounts receivable were less than 60 days past their scheduled invoice date. Although we consider our allowance for doubtful trade accounts receivable to be adequate, actual amounts might vary significantly from estimated amounts.

Note 3—Acquisitions and Dispositions

        During the first half of 2007, PAA acquired (i) a commercial refined products supply and marketing business (reflected in PAA's marketing segment) for approximately $8 million in cash (including approximately $7 million of goodwill) and (ii) a trucking business (reflected in PAA's transportation segment) for approximately $9 million in cash (including approximately $4 million of goodwill). Also, during the first half of 2007, PAA signed an agreement to acquire the Bumstead LPG storage facility located near Phoenix, Arizona for approximately $52 million. The acquisition closed in July 2007 and will be reflected in PAA's facilities segment.

        In the second quarter of 2007, PAA incurred a net loss of approximately $9 million upon disposition of certain assets. This loss is included within "Depreciation and Amortization" on our Condensed Consolidated Statements of Operations.

Note 4—Members' Equity and Distributions

        PAA GP paid cash distributions to the Company of $0.2 million for its general partner interest in the second quarter of 2007. Additionally, PAA paid cash distributions to PAA GP of $18.0 million in the second quarter of 2007. The distribution consisted of (i) $1.8 million for its general partner interest; (ii) $21.7 million for its incentive distribution interest and was reduced by $5.0 million as a result of PAA GP's incentive distribution right reduction and $0.5 million for cash reserves. The distribution, which was declared on April 17, 2007, was received on May 15, 2007.

        We distribute all of the cash received from PAA GP distributions, less reserves established by management, on a quarterly basis. Generally, distributions are paid to our members in proportion to their percentage interest in the Company.

        In November 2006, PAA completed its acquisition of Pacific Energy Partners, L.P. In accordance with the acquisition agreement, PAA GP agreed to reduce the amount of its incentive distributions as follows: (i) $5 million per quarter for the first four quarters beginning with the distribution paid on February 14, 2007, (ii) $3.75 million per quarter for the next eight quarters, (iii) $2.5 million per quarter for the next four quarters, and (iv) $1.25 million per quarter for the final four quarters. The total reduction in incentive distributions will be $65 million. As of June 30, 2007, incentive distributions to PAA GP have been reduced by a total of $10 million.

        Included in Members' Equity is our proportionate share of PAA's other comprehensive income. Although these amounts are immaterial to our consolidated financial statements, PAA has significant other comprehensive income activity relating to currency translation adjustments and deferred gains and losses associated with cash flow hedges.

Note 5—Inventory and Linefill

        At June 30, 2007 and December 31, 2006, inventory and linefill consisted of:

	June 30, 2007			December 31, 2006
	Barrels	Dollars	Dollar/ barrel(2)	Barrels	Dollars	Dollar/ barrel(2)
	(Barrels in thousands and dollars in millions)
Inventory(1)
Crude oil	20,502	$1,297.6	$63.29	18,331	$1,029.1	$56.14
LPG	5,949	274.9	$46.21	5,818	250.7	$43.09
Refined Products	65	4.8	$73.85	81	3.8	$46.91
Parts and supplies	N/A	8.5	N/A	N/A	6.4	N/A

Inventory subtotal	26,516	1,585.8		24,230	1,290.0

Inventory in third-party assets
Crude oil	1,156	60.7	$52.51	1,212	62.5	$51.57
LPG	75	3.4	$45.33	318	13.2	$41.51

Inventory in third-party assets subtotal	1,231	64.1		1,530	75.7

Pipeline linefill in owned assets
Crude oil	7,338	246.8	$33.63	7,831	264.4	$33.76
LPG	39	1.5	$38.46	31	1.1	$35.48

Pipeline linefill in owned assets subtotal	7,377	248.3		7,862	265.5

Total	35,124	$1,898.2		33,622	$1,631.2

(1)
Includes the impact of inventory hedges on a portion of PAA's volumes.

(2)
The prices listed represent a weighted average price associated with various grades and qualities of crude oil, LPG and refined products and, accordingly, is not a comparable metric with published benchmarks for such products.

Note 6—Debt

        Below is a description of PAA's debt as of June 30, 2007 (in millions):

	June 30, 2007	December 31, 2006
Short-term debt:
Senior secured hedged inventory facility bearing interest at a rate of 5.8% at both June 30, 2007 and December 31, 2006	$887.6	$835.3
Working capital borrowings, bearing interest at a rate of 5.9% at December 31, 2006(1)	—	158.2
Other	3.3	7.7

Total short-term debt	890.9	1,001.2
Long-term debt:
4.75% senior notes due August 2009, net of unamortized discount of $0.3 million and $0.4 million at June 30, 2007 and December 31, 2006, respectively	174.7	174.6
7.75% senior notes due October 2012, net of unamortized discount of $0.2 million and $0.2 million at June 30, 2007 and December 31, 2006, respectively	199.8	199.8
5.63% senior notes due December 2013, net of unamortized discount of $0.4 million and $0.5 million at June 30, 2007 and December 31, 2006, respectively	249.6	249.5
7.13% senior notes due June 2014, net of unamortized premium of $8.2 million and $8.8 million at June 30, 2007 and December 31, 2006, respectively	258.2	258.8
5.25% senior notes due June 2015, net of unamortized discount of $0.6 million and $0.6 million at June 30, 2007 and December 31, 2006, respectively	149.4	149.4
6.25% senior notes due September 2015, net of unamortized discount of $0.8 million and $0.8 million at June 30, 2007 and December 31, 2006, respectively	174.2	174.2
5.88% senior notes due August 2016, net of unamortized discount of $0.9 million and $0.9 million at June 30, 2007 and December 31, 2006, respectively	174.1	174.1
6.13% senior notes due January 2017, net of unamortized discount of $1.6 million and $1.8 million at June 30, 2007 and December 31, 2006, respectively	398.4	398.2
6.70% senior notes due May 2036, net of unamortized discount of $0.4 million and $0.4 million at June 30, 2007 and December 31, 2006, respectively	249.6	249.6
6.65% senior notes due January 2037, net of unamortized discount of $4.9 million and $5.0 million at June 30, 2007 and December 31, 2006, respectively	595.1	595.0

Senior notes, net of unamortized discount(2)	2,623.1	2,623.2
Adjustment related to fair value hedge	(1.4)	—
Long-term debt under credit facilities and other	2.6	3.1

Total long-term debt(1)(2)	2,624.3	2,626.3

Total debt	$3,515.2	$3,627.5

(1)
At December 31, 2006, PAA has classified $158.2 million of borrowings under its senior unsecured revolving credit facility as short-term. These borrowings are designated as working capital borrowings, must be repaid within one year, and are primarily for hedged inventory and New York Mercantile Exchange ("NYMEX") and IntercontinentalExchange ("ICE") margin deposits. No amounts were reclassified at June 30, 2007.

(2)
At June 30, 2007, the aggregate fair value of PAA's fixed rate senior notes is estimated to be approximately $2,624.2 million. The carrying values of the variable rate instruments in PAA's credit facilities approximate fair value primarily because interest rates fluctuate with prevailing market rates, and the credit spread on outstanding borrowings reflects market.

        In June 2007, the borrowing capacity under PAA's senior secured hedged inventory facility was increased from $1.0 billion to $1.2 billion under the terms and conditions of such facility, as amended.

        On July 31, 2007, PAA amended its revolving credit facility to, among other things, change the maximum debt coverage ratio during an acquisition period from 5.25 to 1.0 to 5.5 to 1.0, and extend the maturity date from July 2011 to July 2012.

  Letters of Credit

        In connection with PAA's crude oil marketing business and as is customary in the industry, PAA provides certain suppliers and transporters with irrevocable standby letters of credit to secure its obligation for the purchase of crude oil. These letters of credit are issued under PAA's credit facility, and liabilities with respect to these purchase obligations are recorded in "Accounts payable and accrued liabilities" on our balance sheet in the month the crude oil is purchased. Generally, these letters of credit are issued for periods of up to seventy days and are terminated upon completion of each transaction. At June 30, 2007, approximately $89.4 million of letters of credit were outstanding under PAA's credit facility.

Note 7—Equity Compensation

        We have adopted the Plains All American GP LLC 1998 Long-Term Incentive Plan ("the 1998 Plan"), the 2005 Long-Term Incentive Plan ("the 2005 Plan") and the PPX Successor Long-Term Incentive Plan ("the PPX Successor Plan") for employees and directors, as well as the Plains All American GP LLC 2006 Long-Term Incentive Tracking Unit Plan ("the 2006 Plan") for non-officer employees. The 1998 Plan, 2005 Plan and PPX Successor Plan authorize the grant of an aggregate of 5.4 million common units of PAA deliverable upon vesting. Although other types of awards are contemplated under the plans, currently outstanding awards are limited to "phantom" units, which mature into the right to receive common units of PAA (or cash equivalent) upon vesting. Some awards also include distribution equivalent rights ("DERs"). Subject to applicable earning criteria, a DER entitles the grantee to a cash payment equal to the cash distribution paid on an outstanding common unit prior to the vesting date of the underlying award. The 2006 Plan authorizes the grant of approximately 1.4 million "tracking units" which, upon vesting, represent the right to receive a cash payment in an amount based upon the market value of a PAA common unit at the time of vesting. We are entitled to reimbursement by PAA for any costs incurred in settling obligations under the plans for services provided to PAA.

        Under SFAS 123(R) the fair value of the awards, which are subject to liability classification, is calculated based on the closing market price at each balance sheet date adjusted for (i) the present value of any distributions that are estimated to occur on the underlying units over the vesting period that will not be received by the award recipients and (ii) an estimated forfeiture rate when appropriate. This fair value is recognized as compensation expense over the period the awards are earned. Our

LTIP awards typically contain performance conditions based on attainment of certain annualized distribution levels and vest upon the later of a certain date or the attainment of such levels. For awards with performance conditions, we recognize LTIP compensation expense only if the achievement of the performance condition is considered probable and amortize that expense over the service period. When awards with performance conditions that were previously considered improbable of occurring become probable of occurring, we incur additional LTIP compensation expense necessary to adjust the life-to-date accrued liability associated with these awards. Our DER awards typically contain performance conditions based on attainment of certain annualized distribution levels and become earned upon the earlier of a certain date or the attainment of such levels. The DERs terminate with the vesting or forfeiture of the underlying LTIP award. We recognize compensation expense for DER payments in the period the payment is earned.

        At June 30, 2007 we have approximately 3.7 million awards outstanding. Upon PAA's February 2007 annualized distribution of $3.20, approximately 1.5 million of these awards satisfied one of the two conditions necessary for vesting (the attainment of certain annualized distribution levels) and only lack the passage of time, vesting in various increments over the next 5 years. Approximately 1.8 million of our awards have performance conditions requiring the attainment of an annualized distribution of between $3.50 and $4.00 and vest upon the later of a certain date or the attainment of such levels. Provided the performance conditions associated with these awards are ultimately attained, these awards will vest in various increments between 2010 and 2014. The remaining 0.4 million awards contain the same performance conditions in order to accelerate the vesting but will vest in 2012 regardless of whether the performance conditions are attained. Approximately 2.3 million of our 3.7 million outstanding awards also include DERs, of which 1.1 million are currently earned.

        Our accrued liability at June 30, 2007 related to all outstanding awards and DERs is $51.9 million which includes an accrual associated with our assessment that the distribution threshold of $3.50 is probable of occurring.

        Our expenses and cash and noncash vestings related to our LTIP are summarized in the table below (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
LTIP expense(1)	$21.8	$6.0	$40.4	$16.8
LTIP unit vestings	$17.2	$—	$17.2	$—
LTIP cash settled vestings	$15.8	$0.4	$15.8	$0.4
DER cash payments	$1.3	$0.7	$2.4	$1.2

(1)
Approximately $8 million of the charge for the second quarter of 2007 and approximately $16 million of the charge for the first six months of 2007 is associated with the Partnership's closing unit price increasing from $51.20 at December 31, 2006 to $57.61 at March 31, 2007 and $63.65 at June 30, 2007.

        As of June 30, 2007, the weighted average remaining contractual life of our outstanding awards (that are currently considered probable of vesting) was approximately 3.2 years based on expected vesting dates. Based on the June 30, 2007 fair value measurement and probability assessment regarding future distributions, we expect to recognize an additional $91.6 million of expense over the life of our outstanding awards related to the remaining unrecognized fair value. This estimate is based on the closing market price of our limited partner units of $63.65 at June 30, 2007. Actual amounts may differ materially as a result of a change in market price and a change in probability assessment of future distributions. We estimate that the remaining fair value will be recognized in expense as shown below (in millions):

Year	LTIP Fair Value Amortization(1)
2007(2)	$16.3
2008	30.8
2009	23.7
2010	14.3
2011	4.4
2012	2.1

Total	$91.6

(1)
Amounts do not include fair value associated with awards containing performance conditions that are not considered to be probable of occurring at June 30, 2007.

(2)
Includes LTIP fair value amortization for the remaining six months of 2007.

        Our LTIP activity is summarized in the following table (in millions, except weighted average grant date fair values per unit):

	Units	Weighted Average Grant Date Fair Value per unit
Outstanding at December 31, 2006	3.0	$31.94
Granted	1.4	47.43
Vested	(0.7)	34.90
Cancelled or forfeited	—	—

Outstanding at June 30, 2007	3.7	$37.44

  Performance Option Plan

        On June 8, 2001, certain of PAA GP's limited partners contributed to PAA GP an aggregate of 450,000 subordinated units of PAA, all of which subsequently converted into PAA common units. These 450,000 units (the "Option Units") were intended for use in connection with an option plan pursuant to which certain members of our management, subject to the satisfaction of vesting criteria, have a right to purchase a portion of such Option Units.

        Until the exercise of the options, PAA GP will continue to own and receive any distributions paid by PAA with respect to the Option Units, and any distributions PAA GP makes as a result of the receipt of distributions on the Option Units will be paid to PAA GP's limited partners in proportion to their original contribution of the Option Units. In certain instances, grantees under the plan have exercised options utilizing a cashless exercise provision whereby a grantee exchanges a portion of their vested options in satisfaction of the strike price associated with an exercise. As a result of cashless exercises, the Option Units PAA GP holds exceed the remaining outstanding options. From time to time these surplus units are sold with the resulting proceeds distributed back to the limited partners in the same manner as distributions paid by PAA on the Option Units described above. These surplus Option Units may also be sold to us and used to satisfy obligations with respect to awards that vested under the Company's Long-Term Incentive Plan ("LTIP"). Since inception of the option plan, 26,718 Option Units have been sold to us for this purpose.

        Through June 30, 2007, PAA GP has had the following Option Unit activity (in thousands):

Original contribution	450
Used to settle options	(250)
Sold with proceeds distributed back to original contributors	(27)

Option Units remaining as of June 30, 2007(1)	173

(1)
Includes approximately 11,900 Option Units in excess of outstanding options.

        In June 2001, the Performance Option Plan (the "Plan") was approved by the Company to grant options to purchase up to 450,000 Option Units to employees of the Company for services provided. All available options under the Plan have been issued. The options were granted with an exercise price per unit of $22.00, less 80% of any distribution on an Option Unit from June 2001 until the date of exercise. As of June 30, 2007, the exercise price had been reduced to $10.26 for distributions made since June 2001.

        At June 30, 2007 and December 31, 2006, there were 161,500 and 171,000 vested options outstanding, respectively. A summary of the options issued under the Plan at June 30, 2007 and December 31, 2006 is as follows (in thousands):

	June 30, 2007	December 31, 2006
Vested options outstanding(1)	162	171
Exercised or cancelled	288	279

Total options issued	450	450

(1)
Substantially all outstanding options vested in August 2005 due to a change in the ownership structure of PAA GP.

        The options are accounted for at fair value and are remeasured at each financial statement date. The fair value of the options is based on an observable market price of the underlying option units less the strike price of the option.

        At June 30, 2007 and December 31, 2006, the estimated fair value of $53.39 and $39.07 per outstanding option, respectively, resulted in a liability of approximately $8.6 million and $6.7 million, respectively, and is reflected as a component of Other current liabilities on the accompanying unaudited condensed consolidated balance sheets. We recognized compensation expense associated with our Performance Option Plan of $1.1 million during the three months ended June 30, 2007 and no such compensation expense during the three months ended June 30, 2006. We recognized compensation expense of $2.3 million and $1.0 million during the six months ended June 30, 2007 and 2006, respectively. PAA GP intends to use Option Units to settle these awards when they are exercised. PAA does not have any obligation to reimburse PAA GP for the units underlying these awards. The remaining outstanding options, the majority of which vested in or prior to 2005, expire in 2011 and 2012.

        During the second quarter of 2007, no options were exercised. During the six months ended June 30, 2007, 9,500 options were exercised, resulting in the conveyance of 8,000 Option Units after netting for the exercise price. In conjunction with the exercise, we recorded gains of approximately $0.2 million, which represents the difference between the accrued liability associated with the options on a fair value basis and the book value of the Option Units.

Note 8—Derivative Instruments and Hedging Activities

  Summary of Financial Impact

        The derivative instruments PAA uses consist primarily of futures and options contracts traded on the NYMEX, the ICE and over-the-counter, including commodity swap and option contracts entered into with financial institutions and other energy companies.

        A summary of the earnings impact of all derivative activities, including the change in fair value of open derivatives and settled derivatives taken to earnings, is as follows (in millions, losses designated in parentheses):

	For the Three Months Ended June 30, 2007			For the Three Months Ended June 30, 2006
	Mark-to- market, net	Settled	Total	Mark-to- market, net	Settled	Total
Commodity price-risk hedging	$13.4	$11.1	$24.5	$(2.6)	$(10.1)	$(12.7)
Controlled trading program	—	0.8	0.8	—	—	—
Interest rate risk hedging	(0.3)	(0.2)	(0.5)	—	(0.4)	(0.4)
Currency exchange rate risk hedging	1.8	0.8	2.6	0.2	—	0.2

Total	$14.9	$12.5	$27.4	$(2.4)	$(10.5)	$(12.9)

	For the Six Months Ended June 30, 2007			For the Six Months Ended June 30, 2006
	Mark-to- market, net	Settled	Total	Mark-to- market, net	Settled	Total
Commodity price-risk hedging	$(5.6)	$80.9	$75.3	$(3.3)	$(3.9)	$(7.2)
Controlled trading program	—	0.9	0.9	—	—	—
Interest rate risk hedging	(0.3)	(0.4)	(0.7)	—	(0.8)	(0.8)
Currency exchange rate risk hedging	3.8	(0.2)	3.6	0.2	—	0.2

Total	$(2.1)	$81.2	$79.1	$(3.1)	$(4.7)	$(7.8)

        The breakdown of the net mark-to-market impact to earnings between derivatives that do not qualify for hedge accounting and the ineffective portion of cash flow hedges is as follows (in millions, losses designated in parentheses):

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2007	2006	2007	2006
Derivatives that do not qualify for hedge accounting	$15.7	$(2.8)	$(0.7)	$(3.6)
Ineffective portion of cash flow hedges	(0.8)	0.4	(1.4)	0.5

Total	$14.9	$(2.4)	$(2.1)	$(3.1)

        Derivatives that do not qualify for hedge accounting consist of (i) derivatives that are an effective element of PAA's risk management strategy but are not consistently effective to qualify for hedge accounting pursuant to SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," as amended ("SFAS 133") and (ii) certain transactions that have not been designated as hedges.

        The following table summarizes the net assets and liabilities on our condensed consolidated balance sheet that are related to the fair value of PAA's open derivative positions (in millions):

	June 30, 2007	December 31, 2006
Other current assets	$38.7	$55.2
Other long-term assets	6.6	9.0
Other current liabilities	(68.2)	(77.3)
Long-term debt under PAA's credit facilities and other (fair value hedge adjustment)	1.4	—
Other long-term liabilities and deferred credits	(26.1)	(21.4)

Net liability	$(47.6)	$(34.5)

        The net liability related to the fair value of PAA's open derivative positions consists of cumulative unrealized gains/losses recognized in earnings and cumulative unrealized gains/losses deferred to

Accumulated Other Comprehensive Income ("AOCI") as follows, by category (in millions, losses designated in parentheses):

	June 30, 2007			December 31, 2006
	Net asset (liability)	Earnings	AOCI	Net asset (liability)	Earnings	AOCI
Commodity price-risk hedging	$(49.1)	$(24.5)	$(24.6)	$(32.5)	$(18.9)	$(13.6)
Controlled trading program	—	—	—	—	—	—
Interest rate risk hedging(1)	(0.3)	(0.3)	—	—	—	—
Currency exchange rate risk hedging	1.8	1.8	—	(2.0)	(2.0)	—

	$(47.6)	$(23.0)	$(24.6)	$(34.5)	$(20.9)	$(13.6)

(1)
Amounts are presented on a net basis and include both the net asset/(liability) related to PAA's interest rate swaps and the fair value adjustment related to the underlying debt.

        In addition to the $24.6 million of unrealized losses deferred to AOCI for open derivative positions, AOCI also includes a deferred loss of approximately $5.9 million that relates to terminated interest rate swaps that were cash settled in connection with the refinancing of debt agreements over the past five years. The deferred loss related to these instruments is being amortized to interest expense over the original terms of the terminated instruments.

        The total amount of deferred net losses recorded in AOCI is expected to be reclassified to future earnings, contemporaneously with the related physical purchase or delivery of the underlying commodity or payments of interest. Of the total net loss deferred in AOCI at June 30, 2007, a net loss of $25.3 million will be reclassified into earnings in the next twelve months. The remaining net loss will be reclassified at various intervals (ending in 2016 for amounts related to PAA's terminated interest rate swaps and 2008 for amounts related to their commodity price-risk hedging). Because a portion of these amounts is based on market prices at the current period end, actual amounts to be reclassified will differ and could vary materially as a result of changes in market conditions. During the three and six months ended June 30, 2007, no amounts were reclassified to earnings from AOCI in connection with forecasted transactions that were no longer considered probable of occurring. Our financial statements include our proportionate share of the AOCI resulting from PAA's derivative activities. However, PAA's AOCI, exclusive of our proportionate share, is reflected in minority interest.

Note 9—Related Party Transactions

  Crude Oil Purchases

        Until August 12, 2005, Vulcan Energy owned 100% of Calumet Florida L.L.C. ("Calumet"). Until May 24, 2007, Calumet was owned by Vulcan Resources Florida, Inc., the majority of which is owned by Paul G. Allen. On May 24, 2007, Calumet was sold and ceased to be related to Vulcan. In the period from April 1, 2007, until the date that Calumet was sold, PAA purchased crude oil from Calumet for approximately $5.9 million and in the period from January 1, 2007 until the date that Calumet was sold, PAA purchased crude oil from Calumet for approximately $17.2 million. In the second quarter and the first six months of 2006, PAA purchased crude oil from Calumet for approximately $11.3 million and $22.6 million, respectively.

  Gas Hedges

        PAA/Vulcan is developing a natural gas storage facility through its wholly owned subsidiary, Pine Prairie Energy Center, LLC ("Pine Prairie"). Proper functioning of the Pine Prairie storage caverns will require a minimum operating inventory contained in the caverns at all times (referred to as "base gas"). During the first quarter of 2006, PAA arranged to provide the base gas for the storage facility to Pine Prairie at a price not to exceed $8.50 per million cubic feet. In conjunction with this arrangement, PAA executed hedges on the NYMEX for the relevant delivery periods of 2008, 2009 and 2010. PAA recorded deferred revenue for receipt of a one-time fee of approximately $1 million for its services to own and manage the hedge positions and to deliver the natural gas.

Note 10—Income Taxes

        Our U.S. and Canadian subsidiaries are not taxable entities in the U.S. and are not subject to U.S. federal or state income taxes because the tax effect of operations is passed through to our unitholders. However, certain of PAA's Canadian subsidiaries are taxable entities in Canada and are subject to Canadian federal and provincial income taxes. Our provision for income taxes for the three and six months ended June 30, 2007 reflects these Canadian federal and provincial taxes in addition to tax obligations under the Texas Margin Tax described below.

        In June 2007, Canadian legislation was passed that imposes Canadian tax on Specified Flow-Through Investments ("SIFT"). The legislation includes a safe harbor provision which grandfathers existing entities and delays the effective date of such legislation until 2011 subject to companies not exceeding the normal growth guidelines as defined in the legislation. Although limited guidance is currently available, we believe that our Canadian partnerships will be considered a SIFT under the legislation and thus would be subject to the tax. These partnerships are currently within the normal growth guidelines as defined in the legislation, which delays the effective date until 2011. In conjunction with the passage of this legislation, we have recognized a net deferred income tax provision of approximately $10.8 million during the three months ended June 30, 2007. This amount represents the estimated tax effect of temporary differences that exist at June 30, 2007 and are expected to reverse after the date that this legislation is effective based on the 31.5% tax rate that is expected to be in effect when these temporary differences reverse. Substantially all of this amount is related to differences between book basis and tax basis depreciation on applicable property and equipment. If and when facts and circumstances change, we will reassess our position and record adjustments as necessary.

        In May 2006, the State of Texas enacted a new business tax (the "Texas Margin Tax") that replaced its franchise tax. In general, any entity that conducts business in Texas is subject to the Texas Margin Tax. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits.

        Although the bill states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a base that considers both revenue and expenses. Therefore we have accounted for Texas Margin Tax as income tax expense. Texas Margin Tax is effective for returns originally due on or after January 1, 2008. For calendar year end companies such as us, the margin tax is applied to 2007 activity.

        We adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS No. 109, on January 1, 2007. The adoption of FIN 48 had no material impact on our financial statements. We recognize interest and penalties related to uncertain tax positions in income tax expense. At June 30, 2007, we have no material assets, liabilities or accrued interest associated with uncertain tax positions.

        We file income tax returns in Canadian federal and various provincial jurisdictions. Generally, we are no longer subject to Canadian federal and provincial income tax examinations for years before 2004.

Note 11—Commitments and Contingencies

  Litigation

        Pipeline Releases.    In January 2005 and December 2004, PAA experienced two unrelated releases of crude oil that reached rivers located near the sites where the releases originated. In early January 2005, an overflow from a temporary storage tank located in East Texas resulted in the release of approximately 1,200 barrels of crude oil, a portion of which reached the Sabine River. In late December 2004, one of our pipelines in West Texas experienced a rupture that resulted in the release of approximately 4,500 barrels of crude oil, a portion of which reached a remote location of the Pecos River. In both cases, emergency response personnel under the supervision of a unified command structure consisting of representatives of Plains, the U.S. Environmental Protection Agency (the "EPA"), the Texas Commission on Environmental Quality and the Texas Railroad Commission conducted clean-up operations at each site. Approximately 980 and 4,200 barrels were recovered from the two respective sites. The unrecovered oil was removed or otherwise addressed in the course of site remediation. Aggregate costs associated with the releases, including estimated remediation costs, are estimated to be approximately $3.0 million to $3.5 million. In cooperation with the appropriate state and federal environmental authorities, PAA has substantially completed their work with respect to site restoration, subject to some ongoing remediation at the Pecos River site. EPA has referred these two crude oil releases, as well as several other smaller releases, to the U.S. Department of Justice (the "DOJ") for further investigation in connection with a possible civil penalty enforcement action under the Federal Clean Water Act. PAA is cooperating in the investigation. Our assessment is that it is probable PAA will pay penalties related to the two releases. We have accrued the estimated loss contingency, which is included in the estimated aggregate costs set forth above. It is reasonably possible that the loss contingency may exceed our estimate with respect to penalties assessed by the DOJ; however, we have no indication from EPA or the DOJ of what penalties might be sought. As a result, we are unable to estimate the range of a reasonably possible loss contingency in excess of our accrual.

        On November 15, 2006, PAA completed the acquisition of Pacific. The following is a summary of the more significant matters that relate to Pacific, its assets or operations.

        The People of the State of California v. Pacific Pipeline System, LLC ("PPS").    In March 2005, a release of approximately 3,400 barrels of crude oil occurred on Line 63, subsequently acquired by PAA in the Pacific merger. The release occurred when Line 63 was severed as a result of a landslide caused by heavy rainfall in the Pyramid Lake area of Los Angeles County. Total projected emergency response, remediation and restoration costs are approximately $26 million, substantially all of which had been incurred as of June 30, 2007. PAA expects to incur the remaining costs before the end of

2007. PAA anticipates that the majority of such costs will be covered under a pre-existing PPS pollution liability insurance policy.

        In March 2006, PPS, a subsidiary acquired in the Pacific merger, was served with a four-count misdemeanor criminal action in the Los Angeles Superior Court Case No. 6NW01020, which alleges the violation by PPS of two strict liability statutes under the California Fish and Game Code for the unlawful deposit of oil or substances harmful to wildlife into the environment, and violations of two sections of the California Water Code for the willful and intentional discharge of pollution into state waters. The fines that can be assessed against PPS for the violations of the strict liability statutes are based, in large measure, on the volume of unrecovered crude oil that was released into the environment, and, therefore, the maximum state fine, if any, that can be assessed is estimated to be approximately $1.1 million in the aggregate. This amount is subject to a downward adjustment with respect to actual volumes of recovered crude oil, and the State of California has the discretion to further reduce the fine, if any, after considering other mitigating factors. Because of the uncertainty associated with these factors, the final amount of the fine that will be assessed for the strict liability offenses cannot be ascertained. PAA will defend against these charges. In addition to these fines, the State of California has indicated that it may seek to recover approximately $150,000 in natural resource damages against PPS in connection with this matter. The mitigating factors may also serve as a basis for a downward adjustment of the natural resource damages amount. We believe that certain of the alleged violations are without merit and intend to defend against them, and that mitigating factors should apply.

        The EPA has referred this matter to the DOJ for the initiation of proceedings to assess civil penalties against PPS. We understand that the maximum permissible penalty, if any, that the EPA could assess under relevant statutes would be approximately $3.7 million. We believe that several mitigating circumstances and factors exist that could substantially reduce any penalty that might be imposed by the EPA, and intend to pursue discussions with the EPA regarding such mitigating circumstances and factors. Because of the uncertainty associated with these factors, the final amount of the penalty that will be assessed by the EPA cannot be ascertained. Discussions with the DOJ to resolve this matter have commenced.

        Kosseff v. Pacific Energy, et al, case no. BC 3544016. On June 15, 2006, a lawsuit was filed in the Superior Court of California, County of Los Angeles, in which the plaintiff alleged that he was a unitholder of Pacific and in which he sought to represent a class comprising all of Pacific's unitholders. The complaint named as defendants Pacific and certain of the officers and directors of Pacific's general partner, and asserted claims of self-dealing and breach of fiduciary duty in connection with the pending merger with PAA and related transactions. The plaintiff sought injunctive relief against completing the merger or, if the merger was completed, rescission of the merger, other equitable relief, and recovery of the plaintiff's costs and attorneys' fees. On September 14, 2006, Pacific and the other defendants entered into a memorandum of settlement with the plaintiff to settle the lawsuit. As part of the settlement, Pacific and the other defendants denied all allegations of wrongdoing and expressed willingness to settle the lawsuit solely because the settlement would eliminate the burden and expense of further litigation. The settlement was approved by the court on June 25, 2007. The settlement did not include award of monetary damages, however, in connection with the settlement, PAA (as successor to Pacific) paid approximately $0.5 million to the plaintiff's counsel for their fees and expenses and incurred the cost of mailing materials to the Pacific unitholders.

        Pacific Atlantic Terminals.    In connection with the Pacific merger, PAA acquired Pacific Atlantic Terminals LLC ("PAT"), which is now one of its subsidiaries. PAT owns crude oil and refined products terminals in northern California and in the Philadelphia metropolitan area. In the process of integrating PAT's assets into PAA's operations, PAA identified certain aspects of the operations at the California terminals that appeared to be out of compliance with specifications under the relevant air quality permit. PAA conducted a prompt review of the circumstances and self-reported the apparent historical occurrences of non-compliance to the Bay Area Air Quality Management District. PAA is cooperating with the District's review of these matters. Although we are currently unable to determine the outcome of the foregoing, at this time, we do not believe it will have a material impact on our financial condition, results of operations or cash flows.

        Other Pacific-Legacy Matters.    Pacific had completed a number of acquisitions that had not been fully integrated prior to the merger with PAA. Accordingly, PAA has and may become aware of other matters involving the assets and operations acquired in the Pacific merger as they relate to compliance with environmental and safety regulations, which matters may result in the imposition of fines and penalties. For example, PAA has been informed by the EPA that terminals owned by Rocky Mountain Pipeline Systems LLC, one of the subsidiaries acquired in the Pacific merger, are purportedly out of compliance with certain regulatory documentation requirements.

        General.    We, in the ordinary course of business, are a claimant and/or a defendant in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We do not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

        Environmental.    PAA has in the past experienced and in the future likely will experience releases of crude oil into the environment from our pipeline and storage operations. They also may discover environmental impacts from past releases that were previously unidentified. Although they maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from their assets may substantially affect our business. As they expand their pipeline assets through acquisitions, we typically improve on (decrease) the rate of releases from such assets as PAA implements its standards and procedures, remove selected assets from service and spend capital to upgrade the assets. In the near-term post-acquisition period, however, the inclusion of additional miles of pipe in our operations may result in an increase in the absolute number of releases company-wide compared to prior periods. PAA experienced such an increase in connection with the Pacific acquisition, which added approximately 5,000 miles of pipeline to its operations, and in connection with the purchase of assets from Link Energy LLC in April 2004, which added approximately 7,000 miles of pipeline to its operations. As a result, PAA has also received an increased number of requests for information from governmental agencies with respect to such releases of crude oil (such as EPA requests under Clean Water Act Section 308), commensurate with the scale and scope of our pipeline operations. See "—Pipeline Releases" above.

        At June 30, 2007, PAA's reserve for environmental liabilities totaled approximately $36.3 million, of which $16.1 million is classified as short-term and $20.2 million is classified as long-term. At June 30,

2007, we have recorded receivables totaling approximately $8.3 million for amounts that are probable of recovery under insurance and from third parties under indemnification agreements. Although we believe this reserve is adequate, costs incurred in excess of this reserve may be higher and may potentially have a material adverse effect on our financial condition, results of operations or cash flows.

        Other.    A pipeline, terminal or other facility may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. PAA maintains insurance of various types that it considers adequate to cover its operations and properties. The insurance covers PAA's assets in amounts considered reasonable. The insurance policies are subject to deductibles that PAA considers reasonable and not excessive. PAA's insurance does not cover every potential risk associated with operating pipelines, terminals and other facilities, including the potential loss of significant revenues. The overall trend in the environmental insurance industry appears to be a contraction in the breadth and depth of available coverage, while costs, deductibles and retention levels have increased. Absent a material favorable change in the environmental insurance markets, this trend is expected to continue as we continue to grow and expand. As a result, we anticipate that PAA will elect to self-insure more of their environmental activities or incorporate higher retention in its insurance arrangements. For example, in connection with their renewal of insurance in mid-2006, PAA increased its retention level for sudden and accidental pollution from $1 million to $5 million.

        The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, although we believe that we have established adequate reserves to the extent that such risks are not insured, costs incurred in excess of these reserves may be higher and may potentially have a material adverse effect on our financial condition, results of operations or cash flows.

Note 12—Operating Segments

        In the fourth quarter of 2006, PAA revised the manner in which PAA internally evaluates its segment performance and decides how to allocate resources to its segments. Prior period disclosures have been revised to reflect PAA's change in segments. PAA's operations are conducted through three operating segments: (i) Transportation, (ii) Facilities and (iii) Marketing.

        PAA's chief operating decision maker evaluates segment performance based on segment profit, segment volumes, segment profit per barrel and maintenance capital. PAA defines segment profit as revenues and equity in earnings of unconsolidated entities less (i) purchases and related costs, (ii) field operating costs and (iii) segment general and administrative ("G&A") expenses. Each of the items above excludes depreciation and amortization. As a master limited partnership, PAA makes quarterly distributions of its "available cash" (as defined in PAA's partnership agreement) to its unitholders. Therefore, PAA looks at each period's earnings before non-cash depreciation and amortization as an important measure of segment performance. The exclusion of depreciation and amortization expense could be viewed as limiting the usefulness of segment profit as a performance measure because it does not account in current periods for the implied reduction in value of their capital assets, such as crude oil pipelines and facilities, caused by aging and wear and tear. PAA compensates for this limitation by recognizing that depreciation and amortization are largely offset by repair and maintenance costs, which lessen the actual decline in the value of PAA's principal fixed assets. These maintenance costs are a component of field operating costs included in segment profit or in maintenance capital, depending on the nature of the cost. Maintenance capital, which is deducted in determining "available cash," consists of capital expenditures required either to maintain the existing operating capacity of partially or fully depreciated assets or to extend their useful lives. Capital expenditures made to expand PAA's existing capacity, whether through construction or acquisition, are considered expansion capital expenditures, not maintenance capital. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred.

        The following tables reflect certain financial data for each segment for the periods indicated (in millions):

	Transportation	Facilities	Marketing	Total
Three Months Ended June, 2007
Revenues:
External Customers(1)	$108.5	$30.9	$3,778.4	$3,917.8
Intersegment(2)	85.7	23.3	9.1	118.1

Total revenues of reportable segments	$194.2	$54.2	$3,787.5	$4,035.9

Equity earnings in unconsolidated entities	$1.5	$3.8	$—	$5.3

Segment profit(1)(3)(4)	$78.9	$28.9	$101.2	$209.0

SFAS 133 impact(1)	$—	$—	$15.2	$15.2

Maintenance capital	$9.2	$2.4	$(0.7)	$10.9

	Transportation	Facilities	Marketing	Total
Three Months Ended June, 2006
Revenues:
External Customers(1)	$85.6	$9.2	$4,797.2	$4,892.0
Intersegment(2)	45.3	12.2	0.2	57.7

Total revenues of reportable segments	$130.9	$21.4	$4,797.4	$4,949.7

Equity earnings in unconsolidated entities	$0.3	$1.1	$—	$1.4

Segment profit(1)(3)(4)	$53.2	$8.1	$58.0	$119.3

SFAS 133 impact(1)	$—	$—	$(2.4)	$(2.4)

Maintenance capital	$3.4	$0.7	$0.3	$4.4

	Transportation	Facilities	Marketing	Total
Six Months Ended June 30, 2007
Revenues:
External Customers(1)	$210.5	$56.5	$7,880.3	$8,147.3
Intersegment(2)	161.9	42.8	16.8	221.5

Total revenues of reportable segments	$372.4	$99.3	$7,897.1	$8,368.8

Equity earnings in unconsolidated entities	$2.8	$6.5	$—	$9.3

Segment profit(1)(3)(4)	$151.2	$50.8	$167.2	$369.2

SFAS 133 impact(1)	$—	$—	$(1.8)	$(1.8)

Maintenance capital	$12.4	$6.2	$3.1	$21.7

	Transportation	Facilities	Marketing	Total
Six Months Ended June 30, 2006
Revenues:
External Customers (includes buy/sell revenues of $0, $0, and $4,761.9, respectively)(1)(5)	$157.3	$12.5	$13,357.3	$13,527.1
Intersegment(2)(5)	91.5	20.8	0.4	112.7

Total revenues of reportable segments	$248.8	$33.3	$13,357.7	$13,639.8

Equity earnings in unconsolidated entities	$1.5	$0.9	$—	$2.4

Segment profit(1)(3)(4)	$91.2	$10.6	$111.1	$212.9

SFAS 133 impact(1)	$—	$—	$(3.1)	$(3.1)

Maintenance capital	$6.4	$1.5	$1.2	$9.1

(1)
Amounts related to SFAS 133 are included in revenues in the marketing segment and impact marketing segment profit.

(2)
Intersegment sales are intended to reflect arms length transactions.

(3)
Marketing segment profit includes interest expense on contango purchases of $12.8 million and $13.3 million for the three months ended June 30, 2007 and 2006, respectively, and $24.5 million and $21.9 million for the six months ended June 30, 2007 and 2006, respectively.

(4)
The following table reconciles segment profit to consolidated income before minority interest and cumulative effect of change in accounting principle (in millions):

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Segment profit	$209.0	$119.3	$369.2	$212.9
Depreciation and amortization	(52.4)	(21.6)	(92.7)	(43.6)
Interest expense	(41.2)	(18.0)	(82.3)	(33.3)
Interest income and other income (expense), net	0.4	0.1	5.2	0.4
Income tax expense	(12.1)	—	(12.2)	—

Income before minority interest and cumulative effect of change in accounting principle	$103.7	$79.8	$187.2	$136.4

(5)
The adoption of EITF 04-13 in 2006 resulted in inventory purchases and sales under buy/sell transactions, which historically would have been recorded gross as purchases and sales, to be treated as inventory exchanges in our consolidated statements of operations.

Note 13—Recent Accounting Pronouncements

       In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115" ("SFAS 159"). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The provisions of SFAS 159 will be effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of adoption of SFAS 159 but do not currently expect the adoption to have a material impact on our financial position, results of operations or cash flows.

        In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, "Accounting for Registration Payment Arrangements" (the "FSP"). The FSP specifies that the contingent obligation to make future payments under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5 "Accounting for Contingencies." The FSP was effective immediately for registration payment arrangements and the financial instruments subject to those arrangements entered into or modified subsequent to December 21, 2006. For registration payment arrangements and for the financial instruments subject to those arrangements that were entered into prior to December 21, 2006, the FSP is effective for fiscal years beginning after December 15, 2006. At June 30, 2007, we did not have any material contingent obligations under registration payment arrangements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures regarding fair value measurements. SFAS 157 does not add any new fair value measurements, but it does change current practice and is intended to increase consistency and comparability in such measurement. The provisions of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The impact, if any, from the adoption of SFAS 157 in 2008 will depend on our assets and liabilities that are required to be measured at fair value at that time.

        In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP AUG AIR-1"). FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for the first fiscal year beginning after December 15, 2006. We expense major maintenance activities as incurred. The adoption of FSP AUG AIR-1 did not have any impact on our financial position, results of operations or cash flows.

        In June 2006, the EITF issued Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). EITF 06-3 is effective for all periods beginning after December 15, 2006 and its scope includes any tax that is assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer. The EITF stated that it is an entity's accounting policy decision whether to present the taxes on a gross basis (within revenues and costs) or on a net basis (excluded from revenues) but that the accounting policy should be disclosed. If presented on a gross basis, an entity is required to report the amount of such taxes for each period for which an income statement is presented, if those amounts are significant. Our accounting policy is to present such taxes on a net basis.

Note 14—Subsequent Event

  Distribution

        PAA paid cash distributions to PAA GP of $21.9 million for the second quarter of 2007. The distribution consisted of (i) $2.0 million for its general partner interest; (ii) $25.0 million for its incentive distribution interest; and (iii) $0.1 million for its limited partner interest resulting from the Option Units, and was decreased by $5.0 million as a result of our incentive distribution right reduction and $0.1 million for cash reserves. The distribution, which was declared on July 19, 2007, was received on August 14, 2007. As a result of this distribution, we received a $0.2 distribution from PAA GP and distributed $0.2 million to our members.

  Class B Units

        On August 29, 2007, our Board of Directors authorized the grant of 200,000 Class B units in PAA GP. Approximately 163,000 Class B units have been granted or are approved for grant and the remaining units are reserved for future grants. The Class B units vest upon annualized PAA distribution levels of $3.50, $3.75, $4.00 and $4.50. Upon vesting, the Class B units are entitled to participate in distributions in any quarter in which PAA distributes at least $0.875 per common unit ($3.50 per common unit on an annualized basis). The maximum participation would be 8% of the amount in excess of $11.0 million per quarter.

PLAINS ALL AMERICAN GP LLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Plains All American GP LLC:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, of changes in members' equity, and of comprehensive income present fairly, in all material respects, the financial position of Plains All American GP LLC and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 and 2 to the consolidated financial statements, the Company changed the manner in which it accounts for its investment in Plains All American Pipeline, L.P., equity-based compensation and purchases and sales with the same counterparty in 2006.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
August 31, 2007

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(in millions)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12.6	$3.4
Trade accounts receivable and other receivables, net	1,726.5	1.0
Inventory	1,290.0	—
Other current assets	130.9	—

Total current assets	3,160.0	4.4

PROPERTY AND EQUIPMENT	4,231.0	0.2
Accumulated depreciation	(357.1)	—

	3,873.9	0.2

OTHER ASSETS
Pipeline linefill in owned assets	265.5	—
Inventory in third-party assets	75.7	—
Investment in unconsolidated entities	184.4	74.7
Goodwill	1,026.2	—
Other, net	164.9	—

Total assets	$8,750.6	$79.3

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,848.8	$2.0
Short-term debt	1,001.2	—
Other current liabilities	183.7	4.4

Total current liabilities	3,033.7	6.4

LONG-TERM LIABILITIES
Long-term debt under credit facilities and other	3.1	—
Senior notes, net of unamortized net discount of $1.8 as of December 31, 2006	2,623.2	—
Other long-term liabilities and deferred credits	87.1	—

Total long-term liabilities	2,713.4	—

MINORITY INTEREST	3,002.4	72.1
MEMBERS' EQUITY	1.1	0.8

Total liabilities and members' equity	$8,750.6	$79.3

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2006	2005	2004
	(in millions)
REVENUES
Crude oil and LPG sales (includes buy/sell transactions of $4,717.7 for the year ended December 31, 2006)	$21,406.9	$—	$—
Pipeline margin activities revenues (includes buy/sell transactions of $44.2 for the year ended December 31, 2006)	694.3	—	—
Pipeline tariff activities revenues	263.3	—	—
Other revenues	79.9	—	—

Total revenues	22,444.4	—	—
COSTS AND EXPENSES
Crude oil and LPG purchases and related costs (includes buy/sell transactions of $4,749.4 for the year ended December 31, 2006)	20,819.7	—	—
Pipeline margin activities purchases (includes buy/sell transactions of $45.7 for the year ended December 31, 2006)	665.9	—	—
Field operating costs	369.8	—	—
General and administrative expenses	136.4	8.0	1.1
Depreciation and amortization	101.8	—	—

Total costs and expenses	22,093.6	8.0	1.1

OPERATING INCOME (LOSS)	350.8	(8.0)	(1.1)

OTHER INCOME/(EXPENSE)
Equity earnings in unconsolidated entities	9.1	18.2	10.2
Interest expense (net of capitalized interest of $6.0 for the year ended December 31, 2006)	(85.6)	—	—
Interest income and other income (expense), net	2.2	6.0	—
Income tax expense	(0.3)	—	—

Income before minority interest and cumulative effect of change in accounting principle	276.2	16.2	9.1
Minority interest	(275.9)	(16.0)	(9.0)

Income before cumulative effect of change in accounting principle	0.3	0.2	0.1
Cumulative effect of change in accounting principle	0.1	—	—

NET INCOME	$0.4	$0.2	$0.1

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
	(in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$0.4	$0.2	$0.1
Adjustments to reconcile to cash flows from operating activities:
Depreciation and amortization	101.8	—	—
Cumulative effect of change in accounting principle	(6.3)	—	—
Inventory valuation adjustment	5.9	—	—
SFAS 133 mark-to-market adjustment	4.4	—	—
Equity compensation expense	45.3	8.0	1.1
Noncash amortization of terminated interest rate hedging instruments	1.5	—	—
Noncash gain upon option exercises	—	(6.0)	—
Loss on foreign currency revaluation	4.1	—	—
Net cash paid for terminated interest rate hedging instruments	(2.4)	—	—
Equity earnings in unconsolidated entities, net of distribitions	(9.1)	1.3	2.1
Minority interest, net of distributions	17.6	(3.3)	(3.2)
Changes in assets and liabilities, net of acquisitions:
Trade accounts receivable and other	(728.8)	(0.2)	(1.7)
Inventory	(324.5)	—	—
Accounts payable and other current liabilities	357.2	(0.5)	1.6
Inventory in third party assets	(0.2)	—	—
Due to related parties	(6.5)	0.3	—

Net cash used in operating activities	(539.6)	(0.2)	—

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid in connection with acquisitions	(1,263.9)	—	—
Additions to property and equipment	(341.0)	—	—
Investment in unconsolidated entities	(45.9)	(5.5)	(5.9)
Cash paid for linefill in assets owned	(4.6)	—	—
Proceeds from sales of assets	4.4	2.3	—

Net cash provided by (used in) investing activities	(1,651.0)	(3.2)	(5.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayments on long-term revolving credit facility	(298.5)	—	—
Net borrowings on working capital revolving credit facility	2.8	—	—
Net borrowings on short-term letter of credit and hedged inventory facility	616.0	—	—
Proceeds from the issuance of senior notes	1,242.8	—	—
Net proceeds from the issuance of PAA common units	642.8	—	—
Distribution paid to members	(0.4)	(0.2)	(0.1)
Other financing activities	(16.3)	5.5	5.9

Net cash provided by financing activities	2,189.2	5.3	5.8

Effect of translation adjustment on cash	1.0	—	—
Impact of PAA consolidation under EITF 04-05	9.6	—	—
Net increase (decrease) in cash and cash equivalents	9.2	1.9	(0.1)
Cash and cash equivalents, beginning of period	3.4	1.5	1.5

Cash and cash equivalents, end of period	$12.6	$3.4	$1.4

Supplemental Cash Flow Formation:
Cash paid for interest, net of amounts capitalized	$122.3	$—	$—
Non-cash investing and financing transactions (all items are in connection with the Pacific acquisition):
Issuance of common units	1,001.6	—	—
Assumption of senior notes	433.1	—	—
Assumption of property, plant and equipment	1,411.7	—	—
Assumption of intangible assets	72.3	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Total
(in millions)
Balance at December 31, 2003	$0.6

Net income	0.1
Distributions paid to members	(0.1)
Contributions from members	0.1
Other comprehensive income	—

Balance at December 31, 2004	0.7

Net income	0.2
Distributions paid to members	(0.2)
Contributions from members	0.1
Other comprehensive loss	—

Balance at December 31, 2005	$0.8

Net income	0.4
Distributions paid to members	(0.4)
Contributions from members	0.3
Other comprehensive income	—

Balance at December 31, 2006	$1.1

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2006	2005	2004
	(in millions)
Net income	$0.4	$0.2	$0.1
Other comprehensive income/(loss)	—	—	—

Comprehensive income	$0.4	$0.2	$0.1

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN GP LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Basis of Consolidation

  Organization

        Plains All American GP LLC (the "Company") is a Delaware limited liability company that was formed on May 2, 2001. The Company serves as the managing general partner of Plains All American Pipeline, L.P. ("PAA"), a publicly traded partnership, and is the general partner of Plains AAP, L.P. ("PAA GP"), the general partner of PAA. PAA GP owns a 2% general partner interest and 100% of the incentive distribution rights in PAA. Additionally, PAA GP owned 181,444 and 200,662 common units of PAA as of December 31, 2006 and 2005, respectively, under its Performance Option Plan (see Note 12). Unless the context requires otherwise, references to "we," "us," "our," "ours" and similar terms refer to the Company, PAA GP and PAA and its consolidated subsidiaries. At December 31, 2006, our ownership structure consisted of the following member interests:

  •
  Vulcan Energy GP Holdings Inc.—54.3210%

  •
  KAFU Holdings, L.P.—20.2691%

  •
  E-Holdings III, L.P.—9.0000%

  •
  E-Holdings V, L.P.—2.1111%

  •
  PAA Management, L.P.—4.9383%

  •
  Mark E. Strome—2.6346%

  •
  Strome Hedgecap Fund, L.P.—1.3160%

  •
  Wachovia Investors, Inc.—4.1753%

  •
  Lynx Holdings I, L.P.—1.2346%

        The Company manages the business and affairs of PAA. Except for situations in which the approval of the limited partners is expressly required by PAA's partnership agreement, or by non-waivable provisions of applicable law, the Company has full and complete authority, power and discretion to manage and control the business, affairs and property of PAA, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of PAA's business, including the execution of contracts and management of litigation. The Company employs all domestic officers and personnel involved in the operation and management of PAA. PAA's Canadian officers and employees are employed by its subsidiary, PMC (Nova Scotia) Company.

        PAA is a publicly traded Delaware limited partnership, formed in 1998 and engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products. We refer to liquefied petroleum gas and other natural gas related petroleum products collectively as "LPG." In addition, through its 50% equity ownership in PAA/Vulcan Gas Storage, LLC ("PAA/Vulcan"), PAA is involved in the development and operation of natural gas storage facilities.

        PAA's operations can be categorized into three primary business activities:

  Transportation

        As of December 31, 2006, PAA owned approximately 20,000 miles of active gathering and mainline crude oil and refined products pipelines located throughout the United States and Canada. Its activities from transportation operations generally consist of transporting crude oil and refined products for a fee and third party leases of pipeline capacity, as well as barrel exchanges and buy/sell arrangements. In addition, PAA transports crude oil for third parties for a fee using its trucks and barges. These barge transportation services are provided through PAA's 50% owned entity, Settoon Towing. PAA's transportation segment also includes its equity in earnings from its investment in the Butte and Frontier pipeline systems.

  Facilities

        As of December 31, 2006, PAA owned approximately 60 million barrels of active above-ground crude oil, refined products and LPG storage tanks, of which approximately 30 million barrels are included in the facilities segment. The remaining tanks are associated with pipeline systems and are utilized in the transportation segment. PAA is in the process of constructing approximately 12.5 million barrels of additional above ground terminalling and storage facilities, which are expected to be placed in service during 2007 and 2008. The facilities segment generally consists of fee-based activities associated with providing storage, terminalling and throughput services for crude oil, refined products and LPG, as well as LPG fractionation and isomerization services. PAA also generates fees through a combination of month-to-month and multi-year leases and processing arrangements with third parties and its marketing segment. PAA's facilities segment also includes equity earnings from its investment in PAA/Vulcan. At December 31, 2006, PAA/Vulcan owned and operated approximately 25.7 billion cubic feet of underground storage capacity and was constructing an additional 24 billion cubic feet of underground storage capacity.

  Marketing

        PAA's revenues from marketing activities reflect the sale of gathered and bulk-purchased crude oil and LPG volumes, as well as marketing of natural gas liquids, plus the sale of additional barrels exchanged through buy/sell arrangements entered into to supplement the margins of the gathered and bulk-purchased volumes.

        PAA GP's investment in PAA exceeded its share of the underlying equity in the net assets of PAA. This excess is related to the fair value of PAA's crude oil pipelines and other assets at the time of inception and is amortized on a straight-line basis over the estimated useful life of 30 years. At December 31, 2006 the unamortized portion of this excess was approximately $33.2 million and is included in Property and Equipment in our consolidated balance sheet.

  Basis of Consolidation and Presentation

        The accompanying consolidated financial statements and related notes present our financial position as of December 31, 2006 and the results of our operations, cash flows, changes in members' equity and comprehensive income for the year ended December 31, 2006 on a consolidated basis with PAA and PAA's wholly owned subsidiaries in accordance with Emerging Issues Task Force ("EITF")

Issue No. 04-05 ("EITF 04-05"), "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." EITF 04-05 states that if the limited partners do not have a substantive ability to dissolve (liquidate) or substantive participating rights then the general partner is presumed to control the partnership and would be required to consolidate the limited partnership. We adopted this standard prospectively on January 1, 2006 under Transition Method A. Because the limited partners do not have the substantive ability to dissolve or have substantive participating rights in regard to PAA, the adoption of this standard resulted in the consolidation of PAA and PAA's wholly owned subsidiaries in our consolidated financial statements. The consolidation of PAA resulted in the recognition of minority interest of $3.0 billion in 2006, which is comprised entirely of the proportionate interest in the book value of PAA limited partner units that is owned by other parties.

        For the annual periods prior to our implementation of EITF 04-05, our financial position as of December 31, 2005 and the consolidated results of our operations, cash flows, changes in members' equity and comprehensive income for the years ended December 31, 2005 and 2004 are presented in accordance with Accounting Principles Board Opinion No. 18 ("APB 18"), "The Equity Method of Accounting for Investments in Common Stock." Under APB 18, PAA GP had the ability to exercise significant influence over PAA, but not control; and therefore, PAA GP accounted for its investment in PAA under the equity method.

  Changes in Accounting Principle

  Stock-Based Compensation

        In December 2004, Statement of Financial Accounting Standards ("SFAS") No. 123(R) was issued, which amends SFAS No. 123, "Accounting for Stock-Based Compensation," and establishes accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires that the cost resulting from such share-based payment transactions be recognized in the financial statements at fair value. We adopted SFAS 123(R) on January 1, 2006 under the modified prospective transition method, as defined in SFAS 123(R), and recognized a cumulative effect of change in accounting principle of approximately $6 million. The cumulative effect adjustment represents a decrease to the LTIP life-to-date accrued expense and related liability under the previous cash-plan, probability-based accounting model and adjusts the aggregate liability to the appropriate fair-value based liability as calculated under a SFAS 123(R) methodology. The LTIP awards are classified as liabilities under SFAS 123(R) as the awards are primarily settled in cash. Under the modified prospective transition method, we are not required to adjust our prior period financial statements for this change in accounting principle.

Note 2—Summary of Significant Accounting Policies

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates we make include: (i) accruals related to purchases and sales, (ii) mark-to-market estimates pursuant to SFAS No. 133 "Accounting For Derivative Instruments and Hedging Activities," as amended ("SFAS 133"),

(iii) contingent liability accruals, (iv) estimated fair value of assets and liabilities acquired and identification of associated goodwill and intangible assets, (v) accruals related to our Long-Term Incentive Plans and Performance Option Plan, (vi) property, plant, and equipment and depreciation expense, and (vii) accruals related to deferred tax assets, valuation allowances and tax liabilities. Although we believe these estimates are reasonable, actual results could differ from these estimates.

  Revenue Recognition

        Transportation Segment Revenues.    Revenues from pipeline tariffs and fees are associated with the transportation of crude oil at a published tariff as well as revenues associated with line leases for committed space on a particular system that may or may not be utilized. Tariff revenues are recognized either at the point of delivery or at the point of receipt pursuant to specifications outlined in the regulated and non-regulated tariffs. Revenues associated with line-lease fees are recognized in the month to which the lease applies, whether or not the space is actually utilized. All pipeline tariff and fee revenues are based on actual volumes and rates. Pipeline margin activities primarily consist of the purchase and sale of crude oil shipped on our San Joaquin Valley system using barrel exchanges and buy/sell arrangements. Revenues associated with these activities are recognized at the time title to the product sold transfers to the purchaser, which occurs upon delivery of the product to the purchaser or its designee. All of PAA's pipeline margin activities revenues are based on actual volumes and prices.

        Facilities Segment Revenues.    Storage and terminalling revenues (which are included within Other Revenues on our Consolidated Statements of Operations) consist of (i) storage fees from actual storage used on a month-to-month basis; (ii) storage fees resulting from short-term and long-term contracts for committed space that may or may not be utilized by the customer in a given month; and (iii) terminal throughput charges to pump to connecting carriers. Revenues on storage are recognized ratably over the term of the contract. Terminal throughput charges are recognized as the crude oil, LPG or refined product exits the terminal and is delivered to the connecting carrier or third-party terminal. Any throughput volumes in transit at the end of a given month are treated as third party inventory and do not incur storage fees. All terminalling and storage revenues are based on actual volumes and rates.

        Marketing Segment Revenues.    Revenues from sales of crude oil, LPG and other products are recognized at the time title to the product sold transfers to the purchaser, which occurs upon delivery of the product to the purchaser or its designee. Sales of crude oil and LPG consist of outright sales contracts and buy/sell arrangements as well as barrel exchanges. In September 2005, the EITF issued Issue No. 04-13 ("EITF 04-13"), "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The EITF concluded that inventory purchases and sales transactions with the same counterparty should be combined for accounting purposes if they were entered into in contemplation of each other. The EITF provided indicators to be considered for purposes of determining whether such transactions are entered into in contemplation of each other. Guidance was also provided on the circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 became effective in reporting periods beginning after March 15, 2006.

        PAA adopted EITF 04-13 on April 1, 2006. The adoption of EITF 04-13 resulted in inventory purchases and sales under buy/sell transactions, which historically would have been recorded gross as purchases and sales, to be treated as inventory exchanges in our consolidated statement of operations. In conformity with EITF 04-13, prior periods are not affected, although we have parenthetically disclosed prior period buy/sell transactions in our consolidated statements of operations. The treatment of buy/sell transactions under EITF 04-13 reduces both revenues and purchases on our income statement but does not impact our financial position, net income, or liquidity.

  Purchases and Related Costs

        Purchases and related costs include: (i) the cost of crude oil and LPG purchased in outright purchases as well as buy/sell arrangements prior to the adoption of EITF 04-13; (ii) third-party transportation and storage, whether by pipeline, truck or barge; (iii) interest cost attributable to borrowings for inventory stored in a contango market; (iv) performance related bonus accruals; and (v) expenses of issuing letters of credit to support these purchases. These purchases are accrued at the time title transfers to us.

  Operating Expenses and General and Administrative Expenses

        Operating expenses consist of various field and pipeline operating expenses including fuel and power costs, telecommunications, payroll and benefit costs for truck drivers and pipeline field personnel, maintenance costs, regulatory compliance, environmental remediation, insurance, vehicle leases, and property taxes. General and administrative expenses consist primarily of payroll and benefit costs, certain information system and legal costs, office rent, contract and consultant costs, and audit and tax fees.

  Foreign Currency Transactions

        Assets and liabilities of subsidiaries with a functional currency other than the U.S. Dollar are translated at period-end rates of exchange, and revenues and expenses are translated at average exchange rates prevailing for each month. The resulting translation adjustments are made directly to a separate component of other comprehensive income in members' equity. Gains and losses from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the consolidated statement of operations. The foreign currency transactions resulted in a loss of approximately $4.1 million for the year ended December 31, 2006.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid instruments with original maturities of three months or less and typically exceed federally insured limits. We periodically assess the financial condition of the institutions where these funds are held and believe that the credit risk is minimal.

  Accounts Receivable

        Our accounts receivable are primarily from purchasers and shippers of crude oil and, to a lesser extent, purchasers of LPG. The majority of our accounts receivable relate to our marketing activities that can generally be described as high volume and low margin activities, in many cases involving exchanges of crude oil volumes. We make a determination of the amount, if any, of the line of credit to be extended to any given customer and the form and amount of financial performance assurances we require. Such financial assurances are commonly provided to us in the form of standby letters of credit, advance cash payments or "parental" guarantees. At December 31, 2006, PAA had received approximately $28.3 million of advance cash payments and prepayments from third parties to mitigate credit risk. In addition, we enter into netting arrangements with our counterparties. These arrangements cover a significant part of our transactions and also serve to mitigate credit risk.

        We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. At December 31, 2006, substantially all of our net accounts receivable classified as current were less than 60 days past their scheduled invoice date, and our allowance for doubtful accounts receivable (the entire balance of which is classified as current) totaled $0.7 million. Although we consider our allowance for doubtful trade accounts receivable to be adequate, there is no assurance that actual amounts will not vary significantly from estimated amounts. Following is a reconciliation of the changes in our allowance for doubtful accounts balances (in millions):

December 31, 2006
Balance at beginning of year	$0.8
Applied to accounts receivables balances	(0.3)
Charged to expense	0.2

Balance at end of year	$0.7

  Inventory and Pipeline Linefill

        Inventory primarily consists of crude oil, refined products and LPG in pipelines, storage tanks and rail cars that is valued at the lower of cost or market, with cost determined using an average cost method. During 2006, PAA recorded a $5.9 million noncash charge related to the writedown of its crude oil and LPG inventory due to declines in oil prices during the third and fourth quarters of 2006. Linefill and minimum working inventory requirements in assets PAA owns are recorded at historical cost and consist of crude oil and LPG used to pack the pipeline such that when an incremental barrel enters a pipeline it forces a barrel out at another location, as well as the minimum amount of crude oil necessary to operate PAA's storage and terminalling facilities.

        Minimum working inventory requirements in third-party assets are included in Inventory (a current asset) in determining the average cost of operating inventory and applying the lower of cost or market analysis. At the end of each period, PAA reclassifies the inventory in third-party assets not expected to be liquidated within the succeeding twelve months out of Inventory, at average cost, and into Inventory in Third-Party Assets (a long-term asset), which is reflected as a separate line item within other assets on the consolidated balance sheet.

        At December 31, 2006, inventory and linefill consisted of:

	December 31, 2006
	Barrels	Dollars	Dollar/barrel
	(Barrels in thousands and dollars in millions)
Inventory(1)
Crude oil	18,331	$1,029.1	$56.14
LPG	5,818	250.7	$43.09
Refined Products	81	3.8	$46.91
Parts and supplies	N/A	6.4	N/A

Inventory subtotal	24,230	1,290.0

Inventory in third-party assets(1)
Crude oil	1,212	62.5	$51.57
LPG	318	13.2	$41.51

Inventory in third-party assets subtotal	1,530	75.7
Linefill in owned assets
Crude oil	7,831	264.4	$33.76
LPG	31	1.1	$35.48

Linefill in owned assets subtotal	7,862	265.5

Total	33,622	$1,631.2

(1)
Includes the impact of inventory hedges on a portion of PAA's volumes.

  Property and equipment

        Property and equipment, net is stated at cost and consisted of the following:

	Estimated Useful Lives (Years)	December 31, 2006
		(in millions)
Crude oil pipelines and facilities	30 - 40	$3,525.2
Crude oil and LPG storage and terminal facilities	30 - 40	456.1
Trucking equipment and other	5 - 15	211.6
Office property and equipment	3 - 5	38.1

		4,231.0
Less accumulated depreciation		(355.7)

Property and equipment, net		$3,875.3

        Depreciation expense for year ended December 31, 2006 was $91.3 million.

        We calculate our depreciation using the straight-line method, based on estimated useful lives and salvage values of our assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, we make estimates with respect to useful lives and salvage values that we believe are reasonable. However, subsequent events could cause us to change our estimates, thus impacting the future calculation of depreciation and amortization. Historically, adjustments to useful lives have not had a material impact on our aggregate depreciation levels from year to year. Also, gains/losses on sales of assets and asset impairments are included as a component of depreciation and amortization in the consolidated statements of operations.

        In accordance with our capitalization policy, costs associated with acquisitions and improvements that expand our existing capacity, including related interest costs, are capitalized. For the year ended December 31, 2006 capitalized interest was $6.0 million. In addition, costs required either to maintain the existing operating capacity of partially or fully depreciated assets or to extend their useful lives are capitalized and classified as maintenance capital. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred.

  Equity Method of Accounting

        PAA's investments in PAA/Vulcan, Frontier Pipeline Company ("Frontier"), Settoon Towing, LLC ("Settoon Towing") and Butte Pipe Line Company ("Butte") are accounted for under the equity method of accounting. PAA's ownership interests in PAA/Vulcan, Frontier, Settoon Towing and Butte are 50%, 22%, 50% and 22%, respectively. We do not consolidate any part of the assets or liabilities of our equity investees. Our share of net income or loss is reflected as one line item on the income statement and will increase or decrease, as applicable, the carrying value of our investments on the balance sheet. Distributions to the Company will reduce the carrying value of our investments and will be reflected on our cash flow statement. Also, see Note 7.

  Asset Retirement Obligation

        We account for asset retirement obligations under SFAS No. 143 "Accounting for Asset Retirement Obligations ("SFAS 143")." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the time of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the cost for asset retirement should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

        Some of PAA's assets, primarily related to its transportation segment, have contractual or regulatory obligations to perform remediation and, in some instances, dismantlement and removal activities when the assets are abandoned. These obligations include varying levels of activity including disconnecting inactive assets from active assets, cleaning and purging assets, and in some cases, completely removing the assets and returning the land to its original state. The timing of the obligations is determined relative to the date on which the asset is abandoned. Many of PAA's pipelines are trunk and interstate systems that transport crude oil. The pipelines with indeterminate settlement dates have been in existence for many years and with regular maintenance will continue to be in service for many years to come. Also, it is not possible to predict when demands for this transportation will cease and we do not believe that such demand will cease for the foreseeable future. Accordingly, we believe the date when these assets will be abandoned is indeterminate. With no reasonably determinable abandonment date, we cannot reasonably estimate the fair value of the associated asset retirement obligations. We will record asset retirement obligations for these assets in the period in which sufficient information becomes available for us to reasonably determine the settlement dates. A small portion of our contractual or regulatory obligations are related to assets that are inactive or that we plan to take out of service and although the ultimate timing and costs to settle these obligations are not known with certainty, we can reasonably estimate the obligation. We have estimated that the fair value of these obligations is approximately $4.7 million at December 31, 2006.

  Impairment of Long-Lived Assets

        Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS 144") as amended. Under SFAS 144, a long-lived asset is tested for impairment when events or circumstances indicate that its carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount by which the carrying value exceeds the fair value of the asset is recognized. Fair value is generally determined from estimated discounted future net cash flows. Impairments were not material in 2006.

        We periodically evaluate property, plant and equipment for impairment when events or circumstances indicate that the carrying value of these assets may not be recoverable. The evaluation is highly dependent on the underlying assumptions of related cash flows. We consider the fair value estimate used to calculate impairment of property, plant and equipment a critical accounting estimate. In determining the existence of an impairment in carrying value, we make a number of subjective assumptions as to:

  •
  whether there is an indication of impairment;

  •
  the grouping of assets;

  •
  the intention of "holding" versus "selling" an asset;

  •
  the forecast of undiscounted expected future cash flow over the asset's estimated useful life; and

  •
  if an impairment exists, the fair value of the asset or asset group.

  Goodwill and Other Intangible Assets

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets ("SFAS 142")," we test goodwill at least annually (on June 30) to determine whether an impairment has occurred. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. Pursuant to SFAS 142, a reporting unit is an operating segment or one level below an operating segment for which discrete financial information is available and regularly reviewed by segment management. Our reporting units are one level below our operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Fair value is assessed based on multiples of earnings or revenue. An impairment loss is recognized if the carrying amount is not recoverable and its carrying amount exceeds its fair value. Since adoption of SFAS 142, we have not recognized any impairment of goodwill.

        The table below reflects our changes in goodwill:

	Transportation	Facilities	Marketing	Total
	(in millions)
Balance at January 1, 2006	$—	$0.4	$47.0	$47.4

2006 Additions
Pacific(1)	393.0	190.2	260.0	843.2
Andrews	5.9	58.4	6.0	70.3
SemCrude	—	—	62.8	62.8
Other	—	—	2.5	2.5

Balance at December 31, 2006	$398.9	$249.0	$378.3	$1,026.2

(1)
The purchase price allocation related to the Pacific acquisition is preliminary and subject to change.

        Intangible assets are tested for impairment when events or circumstances indicate that the carrying value may not be recoverable. Our intangible assets consist of the following:

		December 31, 2006
	Estimated Useful Lives (Years	Cost	Accumulated amortization	Net
		(in millions)	(in millions)
Customer contracts	5 - 17	$82.3	$(5.4)	$76.9
Emission reduction credits	n/a	33.3	—	33.3
Environmental permits	2	7.9	(0.5)	7.4

		$123.5	$(5.9)	$117.6

        Our amortization expense for finite-lived intangible assets for the years ended December 31, 2006 was $4.8 million.

        We estimate that our amortization expense related to finite-lived intangible assets for the next five years will be as follows (in millions):

2007	$10.7
2008	$10.0
2009	$6.6
2010	$6.6
2011	$5.6

  Other assets, net

        Other assets, net of accumulated amortization consist of the following:

December 31, 2006
Debt issue costs	$29.3
Fair value of derivative instruments	9.1
Intangible assets	123.5
Other	17.9

179.8
Less accumulated amortization	(14.9)

$164.9

        Costs incurred in connection with the issuance of long-term debt and amendments to our credit facilities are capitalized and amortized using the straight-line method over the term of the related debt. Use of the straight-line method does not differ materially from the "effective interest" method of amortization. Fully amortized debt issue costs and the related accumulated amortization are written off in conjunction with the refinancing or termination of the applicable debt arrangement. We capitalized debt issue costs of approximately $13.2 million in 2006. In addition, during 2006 we wrote off approximately $1.4 million of fully amortized costs and the related accumulated amortization.

        Amortization expense related to other assets (including finite-lived intangible assets) for the year ended December 31, 2006 was $9.1 million.

  Environmental Matters

        We record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We also record receivables for amounts recoverable from insurance or from third parties under indemnification agreements in the period that we determine the costs are probable of recovery.

        We expense expenditures that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We record environmental liabilities assumed in business combinations based on the estimated fair value of the environmental obligations caused by past operations of the acquired company. See Note 14.

  Income and Other Taxes

        No provision for U.S. federal income taxes related to our operations is included in the accompanying consolidated financial statements. As a limited liability company we are not subject to federal or state income tax and the tax effect of our activities accrues to the members. PAA's Canadian operations are conducted through its wholly owned subsidiary PMC (Nova Scotia) Company is the general partner. For Canadian tax purposes, the general partner is taxed as a corporation, subject to income taxes and a capital-based tax at federal and provincial levels. For the years presented, these amounts were immaterial. The Canadian entities acquired in the Pacific acquisition are corporations for

Canadian tax purposes, thus their operations are subject to income taxes in Canada. For 2006, the income tax provision associated with these operations was not material.

        We estimate (a) income taxes in the jurisdictions in which we operate, (b) net deferred tax assets and liabilities based on expected future taxes in the jurisdictions in which we operate, (c) valuation allowances for deferred tax assets and (d) contingent tax liabilities for estimated exposures related to our current tax positions. These estimates are considered a critical accounting estimate because they require projecting future operating results (which is inherently imprecise). Also, these estimates depend on assumptions regarding our ability to generate future taxable income during the periods in which temporary differences are deductible. See Note 9.

        As of December 31, 2006, we have not recorded a valuation allowance against our deferred tax assets for federal net operating loss carryforwards. Management believes that it is more likely than not that we will realize the deferred tax assets associated with the federal net operating loss. Key factors in this assessment include an evaluation of our recent history of taxable earnings and losses (as adjusted), future reversals of temporary differences and identification of other sources of future taxable income, including the identification of tax planning strategies.

  Derivative Instruments and Hedging Activities

        PAA utilizes various derivative instruments to (i) manage its exposure to commodity price risk, (ii) engage in a controlled commodity trading program, (iii) manage its exposure to interest rate risk and (iv) manage its exposure to currency exchange rate risk. PAA records all derivative instruments on the balance sheet as either assets or liabilities measured at their fair value under the provisions of Statement of Financial Accounting Standard 133, "Accounting For Derivatives" ("SFAS 133"). SFAS 133 requires that changes in derivative instruments fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case, changes in fair value are deferred to Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings when the underlying transaction affects earnings. Accordingly, changes in fair value are included in the current period for (i) derivatives characterized as fair value hedges, (ii) derivatives that do not qualify for hedge accounting and (iii) the portion of cash flow hedges that are not highly effective in offsetting changes in cash flows of hedged items. See Note 8 for further discussion.

  Other Comprehensive Income

        Included in Members' Equity is our proportionate share of PAA's other comprehensive income. Although these amounts are immaterial to our consolidated financial statements, PAA has significant other comprehensive income activity relating to currency translation adjustments and deferred gains and losses associated with cash flow hedges. See Note 8.

  Recent Accounting Pronouncements

        In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115" ("SFAS 159"). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The provisions of SFAS 159 will be effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of adoption of SFAS 159 but do not currently expect the adoption to have a material impact on our financial position, results of operations or cash flows.

        In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N, "Financial Statements—Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The provisions of SAB 108 are effective for the fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures regarding fair value measurements. SFAS 157 does not add any new fair value measurements, but it does change current practice and is intended to increase consistency and comparability in such measurement. The provisions of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The impact, if any, to the company from the adoption of FAS 157 in 2008 will depend on the company's assets and liabilities that are required to be measured at fair value at that time.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on our financial position, results of operations or cash flows.

Note 3—Acquisitions and Dispositions

        The following acquisitions were accounted for using the purchase method of accounting and the purchase price was allocated in accordance with such method.

  Significant Acquisitions

  Pacific Energy Partners, L.P.

        On November 15, 2006 PAA completed its acquisition of Pacific Energy Partners, L.P. ("Pacific") pursuant to an Agreement and Plan of Merger dated June 11, 2006. The merger-related transactions included: (i) the acquisition from LB Pacific, LP and its affiliates ("LB Pacific") of the general partner interest and incentive distribution rights of Pacific as well as approximately 5.2 million Pacific common units and approximately 5.2 million Pacific subordinated units for a total of $700 million and (ii) the acquisition of the balance of Pacific's equity through a unit-for-unit exchange in which each Pacific unitholder (other than LB Pacific) received 0.77 newly issued common units of PAA for each Pacific common unit. The total value of the transaction was approximately $2.5 billion, including the assumption of debt and estimated transaction costs. Upon completion of the merger-related transactions, the general partner and limited partner ownership interests in Pacific were extinguished and Pacific was merged with and into PAA. The assets acquired in the Pacific acquisition included approximately 4,500 miles of active crude oil pipeline and gathering systems and 550 miles of refined products pipelines, over 13 million barrels of active crude oil and 9 million barrels of refined products storage capacity, a fleet of approximately 75 owned or leased trucks and approximately 1.9 million barrels of crude oil and refined products linefill and working inventory. The Pacific assets complement PAA's existing asset base in California, the Rocky Mountains and Canada, with minimal asset overlap but attractive potential vertical integration opportunities. The results of operations and assets and liabilities from this acquisition (the "Pacific acquisition") have been included in PAA's consolidated financial statements and all three of PAA's segments since November 15, 2006.

        The purchase price was calculated as follows (in millions):

Cash payment to LB Pacific	$700.0
Value of PAA common units issued in exchange for Pacific common units(1)	1,001.6
Assumption of Pacific debt (at fair value)	723.8
Estimated transaction costs(2)	30.3

Total purchase price	$2,455.7

(1)
Valued at $45.02, which represents the average closing price of PAA common units two days immediately prior and two days immediately after the merger was announced on June 12, 2006.

(2)
Includes investment banking fees, costs associated with a severance plan in conjunction with the acquisition and various other direct acquisition costs.

Purchase Price Allocation
Property, plant and equipment, net	$1,411.7
Investment in Frontier	8.7
Inventory	32.6
Pipeline linefill and inventory in third party assets	63.6
Intangible assets(1)	72.3
Goodwill(2)	843.2
Assumption of working capital and other long-term assets and liabilities, including $20.0 of cash	23.6

Total purchase price	$2,455.7

(1)
Consists of customer relationships, emissions credits and environmental permits.

(2)
Represents the preliminary amount in excess of the fair value of the net assets acquired and is associated with our view of the future results of operations of the businesses acquired based on the strategic location of the assets and the growth opportunities that PAA expects to realize as it integrates these assets into its existing business strategy. See Note 2.

        The majority of the acquisition costs associated with the Pacific acquisition was incurred as of December 31, 2006, resulting in total cash paid during 2006 of approximately $723 million.

        The following table shows PAA's calculation of the sources of funding for the acquisition (in millions):

Fair value of PAA common units issued in exchange for Pacific common units	$1,001.6
PAA general partner capital contribution	21.6
Assumption of Pacific debt (at estimated fair value), net of repayment of Pacific credit facility(1)	433.1
PAA new debt incurred	999.4

Total sources of funding	$2,455.7

(1)
The assumption of Pacific's debt and credit facility at fair value was $433.1 million and $290.7 million, respectively. PAA paid off the credit facility in connection with closing of the transaction.

  Other 2006 Acquisitions

        During 2006, in addition to the Pacific acquisition, PAA completed six additional acquisitions for aggregate consideration of approximately $565 million. These acquisitions included (i) 100% of the equity interests of Andrews Petroleum and Lone Star Trucking, which provide isomerization, fractionation, marketing and transportation services to producers and customers of natural gas liquids (collectively, the "Andrews acquisition"), (ii) crude oil gathering and transportation assets and related contracts in South Louisiana ("SemCrude"), (iii) interests in various crude oil pipeline systems in Canada and the U.S. including a 100% interest in the Bay Marchand-to-Ostrica-to-Alliance ("BOA")

Pipeline, 64.35% interest in the Clovelly-to-Meraux ("CAM") Pipeline system and various interests in the High Island Pipeline System ("HIPS"), and (iv) three refined products pipeline systems from Chevron Pipe Line Company.

        The purchase prices of these acquisitions, in aggregate were allocated as follows (in millions):

Inventory	$35.1
Linefill	19.1
Inventory in third party assets	2.3
Property and equipment	327.4
Goodwill(1)	133.1
Intangibles(2)	48.7
Net other assets and liabilities	(0.3)

Total Purchase Price	$565.4

(1)
Represents the preliminary amount in excess of the fair value of the net assets acquired and is associated with PAA's view of the future results of operations of the businesses acquired based on the strategic location of the assets and the growth opportunities that PAA expects to realize as PAA integrates these assets into its existing business strategy. See Note 2.

(2)
Consists of customer relationships.

        In addition, in November 2006, PAA acquired a 50% interest in Settoon Towing for approximately $33 million.

  Pro Forma Data

        The following table presents selected unaudited pro forma financial information incorporating the historical (pre-merger) results of Pacific and PAA's other 2006 business combination transactions. The following pro forma information has been prepared as if the Pacific Merger and PAA's other business combination transactions in 2006 had been completed on January 1, 2006 as opposed to the actual dates that these acquisitions occurred. The pro forma information is based upon available data and includes certain estimates and assumptions made by PAA's management. As a result, this pro forma information is not necessarily indicative of PAA's financial results had the transactions actually occurred on this date. Likewise, the following unaudited pro forma financial information is not necessarily indicative of PAA's future financial results.

Year Ended December 31, 2006
(Unaudited) (in millions)
Revenues	$22,996.4
Income before cumulative effect of change in accounting principle	$309.2
Net income before minority interest	$315.5

  Dispositions

        During 2006 PAA sold various property and equipment for proceeds totaling approximately $4.4 million. A gain of approximately $2.1 million was recognized in 2006. The gain is included as a component of depreciation and amortization in the consolidated statements of operations.

Note 4—Debt

        PAA's debt consists of the following:

December 31, 2006
(in millions)
Short-term debt:
Senior secured hedged inventory facility bearing interest at a rate of 5.8% at December 31, 2006	$835.3
Working capital borrowings, bearing interest at a rate of 5.9% at December 31, 2006	158.2
Other	7.7

Total short-term debt	1,001.2
Long-term debt:
4.75% senior notes due August 2009, net of unamortized discount of $0.4 million at December 31, 2006	174.6
7.75% senior notes due October 2012, net of unamortized discount of $0.2 million at December 31, 2006	199.8
5.63% senior notes due December 2013, net of unamortized discount of $0.5 million at December 31, 2006	249.5
7.13% senior notes due June 2014, net of unamortized premium of $8.8 million at December 31, 2006	258.8
5.25% senior notes due June 2015, net of unamortized discount of $0.6 million at December 31, 2006	149.4
6.25% senior notes due September 2015, net of unamortized discount of $0.8 million at December 31, 2006	174.2
5.88% senior notes due August 2016, net of unamortized discount of $0.9 million at December 31, 2006	174.1
6.13% senior notes due January 2017, net of unamortized discount of $1.8 million at December 31, 2006	398.2
6.70% senior notes due May 2036, net of unamortized discount of $0.4 million at December 31, 2006	249.6
6.65% senior notes due January 2037, net of unamortized discount of $5.0 million at December 31, 2006	595.0

Senior notes, net of unamortized discount(2)	2,623.2
Long-term debt under credit facilities and other	3.1

Total long-term debt(1)(2)	2,626.3

Total debt	$3,627.5

(1)
At December 31, 2006, PAA has classified $158.2 million of borrowings under its senior unsecured revolving credit facility as short-term. These borrowings are designated as working capital borrowings, must be repaid within one year, and are primarily for hedged LPG and crude oil inventory and NYMEX and ICE margin deposits.

(2)
At December 31, 2006, the aggregate fair value of PAA's fixed-rate senior notes is estimated to be approximately $2,671.6 million. The carrying values of the variable rate instruments in PAA's credit facilities approximate fair value primarily because interest rates fluctuate with prevailing market rates, and the credit spread on outstanding borrowings reflect market.

  Credit Facilities

        In July 2006, PAA amended PAA's senior unsecured revolving credit facility to increase the aggregate capacity from $1.0 billion to $1.6 billion and the sub-facility for Canadian borrowings from $400 million to $600 million. The amended facility can be expanded to $2.0 billion, subject to additional lender commitments, and has a final maturity of July 2011. At December 31, 2006, borrowings of approximately $158.2 million were outstanding under this facility.

        In November 2006, PAA amended PAA's senior secured hedged inventory facility to increase the capacity under the facility from $800 million to $1.0 billion. PAA also extended the maturity of the senior secured hedged inventory facility to November 2007. This facility is an uncommitted working capital facility, which is used to finance the purchase of hedged crude oil inventory for storage when market conditions warrant. Borrowings under the hedged inventory facility are collateralized by the inventory purchased under the facility and the associated accounts receivable, and will be repaid with the proceeds from the sale of such inventory.

  Senior Notes

        In November 2006, in conjunction with the Pacific merger, PAA assumed two issues of Senior Notes with an aggregate principal balance of $425 million. The $175 million of 6.25% Senior Notes are due September 15, 2015 and the $250 million of 7.125% Senior Notes are due June 15, 2014. Interest payments on the 6.25% Senior Notes are due on March 15 and September 15 of each year, and interest payments on the 7.125% Senior Notes are due on June 15 and December 15 of each year. These notes were recorded at fair value for an aggregate amount of $433 million.

        In October 2006, PAA issued $400 million of 6.125% Senior Notes due 2017 and $600 million of 6.65% Senior Notes due 2037. The notes were sold at 99.56% and 99.17% of face value, respectively. Interest payments are due on January 15 and July 15 of each year. PAA used the proceeds to fund the cash portion of the merger with Pacific including repayment of amounts outstanding under Pacific's credit facility. Net proceeds in excess of the cash portion of the merger consideration were used to repay amounts outstanding under PAA's credit facilities and for general company purposes. In anticipation of the issuance of these notes, PAA had entered into $200 million notional principal amount of U.S. treasury locks to hedge the treasury rate portion of the interest rate on a portion of the notes. The treasury locks were entered into at an interest rate of 4.97%. See Note 8.

        During May 2006, PAA completed the sale of $250 million aggregate principal amount of 6.70% Senior Notes due 2036. The notes were sold at 99.82% of face value. Interest payments are due on May 15 and November 15 of each year. PAA used the proceeds to repay amounts outstanding under our credit facilities and for general company purposes.

        In each instance, the notes were co-issued by PAA and a 100% owned consolidated finance subsidiary (neither of which have independent assets or operations) and are fully and unconditionally guaranteed, jointly and severally, by all of PAA's existing 100% owned subsidiaries, except for two subsidiaries with assets regulated by the California Public Utility Commission, and certain other minor subsidiaries.

  Covenants and Compliance

        PAA's credit agreements and the indentures governing the senior notes contain cross default provisions. PAA's credit agreements prohibit distributions on, or purchases or redemptions of, units if any default or event of default is continuing. In addition, the agreements contain various covenants limiting our ability to, among other things:

  •
  incur indebtedness if certain financial ratios are not maintained;

  •
  grant liens;

  •
  engage in transactions with affiliates;

  •
  enter into sale-leaseback transactions; and

  •
  sell substantially all of PAA's assets or enter into a merger or consolidation.

        PAA's credit facility treats a change of control as an event of default and also requires PAA to maintain a debt-to-EBITDA coverage ratio which will not be greater than 4.75 to 1.0 on outstanding debt, and 5.25 to 1.0 on all outstanding debt during an acquisition period (generally, the period consisting of three fiscal quarters following an acquisition greater than $50 million).

        For covenant compliance purposes, letters of credit, borrowings to fund hedged inventory and margin requirements and certain hybrid securities are excluded when calculating the debt coverage ratio.

        A default under PAA's credit facility would permit the lenders to accelerate the maturity of the outstanding debt. As long as PAA is in compliance with its credit agreements, PAA's ability to make distributions of available cash is not restricted. PAA is currently in compliance with the covenants contained in its credit agreements and indentures.

  Letters of Credit

        As is customary in our industry, and in connection with PAA's crude oil marketing, PAA provides certain suppliers and transporters with irrevocable standby letters of credit to secure its obligation for the purchase of crude oil. These letters of credit are issued under PAA's credit facility, and liabilities with respect to these purchase obligations are recorded in accounts payable on PAA's balance sheet in the month the crude oil is purchased. Generally, these letters of credit are issued for periods of up to seventy days and are terminated upon completion of each transaction. At December 31, 2006, PAA had outstanding letters of credit of approximately $185.8 million.

  Maturities

        The weighted average life of PAA's long-term debt outstanding was approximately 14.8 years and the aggregate maturities for the next five years are as follows:

Calendar Year	Payment
2007	$—
2008	1.0
2009	175.3
2010	0.9
2011	—
Thereafter	2,450.9

Total(1)	$2,628.1

(1)
Excludes aggregate unamortized net discount of $1.8 million on PAA's various senior notes.

Note 5—Members' Equity and Distributions

        We distribute all of the cash received from PAA GP distributions, less reserves established by management, on a quarterly basis. Generally, distributions are paid to the members in proportion to their percentage interest in the Company.

        In November 2006, PAA completed its merger with Pacific Energy, L.P. In accordance with the merger agreement, PAA GP has agreed to reduce its incentive distributions payable from PAA commencing with the earlier to occur of (x) the payment date of the first quarterly distribution declared and paid after the closing date that equals or exceeds $0.80 per unit or (y) the payment date of the second quarterly distribution declared and paid after the closing date (the earlier to occur of (x) or (y) being referred to as the "IDR Reduction Date"). Such adjustment shall be as follows: (i) for the quarterly distribution paid on the IDR Reduction Date and the three quarterly distributions declared and paid following the IDR Reduction Date, any distributions with respect to the incentive distribution rights shall be reduced by $5,000,000 per quarter, (ii) for the four quarterly distributions commencing on the first anniversary of the IDR Reduction Date, such distributions shall be reduced by $3,750,000 per quarter, (iii) for the four quarterly distributions commencing on the second anniversary of the IDR Reduction Date, such distributions shall be reduced by $3,750,000 per quarter, (iv) for the four quarterly distributions commencing on the third anniversary of the IDR Reduction Date, such distributions shall be reduced by $2,500,000 per quarter and (v) for the four quarterly distributions commencing on the fourth anniversary of the IDR Reduction Date, such distributions shall be reduced by $1,250,000 per quarter. The reduction shall be an aggregate of $20 million for the first four quarters (commencing with and including the IDR Reduction Date), $15 million for the second four quarters, $15 million for the third four quarters, $10 million for the fourth four quarters and $5 million for the final four quarters, for an aggregate of $65 million over twenty quarters.

Note 6—Minority Interest

        Our financial statements as of and for the years ended December 31, 2006, 2005 and 2004 are consolidated with PAA GP. As a result of our implementation of EITF 04-05, PAA GP consolidated

PAA beginning on January 1, 2006. Prior to 2006, PAA GP did not consolidate PAA. Our financial statements reflect minority interest, which represents the portion of our net assets that we do not own.

Note 7—Investment in Plains All American Pipeline, L.P.

        For periods prior to our consolidation of PAA under EITF 04-05, our financial statements reflect our investment in PAA under equity method accounting (see Note 1). We recognized equity earnings associated with our investment in PAA of $18.2 million and $10.2 million during the years ended December 31, 2005 and 2004, respectively.

Note 8—Derivatives and Financial Instruments

        PAA utilizes various derivative instruments to (i) manage its exposure to commodity price risk, (ii) engage in a controlled commodity trading program, (iii) manage its exposure to interest rate risk and (iv) manage its exposure to currency exchange rate risk. PAA's risk management policies and procedures are designed to monitor interest rates, currency exchange rates, NYMEX, ICE and over-the-counter positions, as well as physical volumes, grades, locations and delivery schedules to help ensure that our hedging activities address our market risks. PAA's policy is to formally document all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge. PAA calculates hedge effectiveness on a quarterly basis. This process includes specific identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness will be assessed. Both at the inception of the hedge and on an ongoing basis, PAA assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or the fair value of hedged items.

  Summary of Financial Impact

        The majority of PAA's derivative activity is related to its commodity price-risk hedging activities. Through these activities, PAA hedges its exposure to price fluctuations with respect to crude oil, LPG and natural gas as well as with respect to expected purchases, sales and transportation of these commodities. The majority of the instruments that qualify for hedge accounting are cash flow hedges. Therefore, the corresponding changes in fair value for the effective portion of the hedges are deferred to AOCI and recognized in revenues or crude oil and LPG purchases and related costs in the periods during which the underlying physical transactions occur. Derivatives that do not qualify for hedge accounting and the portion of cash flow hedges that is not highly effective, as defined in SFAS 133, in offsetting changes in cash flows of the hedged items, are marked-to-market in revenues each period. Our financial statements include our proportionate share of the AOCI resulting from PAA's derivative activities. However, PAA's AOCI, exclusive of our proportionate share, is reflected in minority interest.

        A summary of the earnings impact of all derivative activities, including the change in fair value of open derivatives and settled derivatives taken to earnings during 2006, is as follows (in millions, losses designated in brackets):

	For the Year Ended December 31, 2006
	Mark-to- market, net	Settled	Total
Commodity price-risk hedging	$(3.0)	$113.3	$110.3
Controlled trading program	—	—	—
Interest rate risk hedging	—	(1.5)	(1.5)
Currency exchange rate risk hedging	(1.4)	0.8	(0.6)

Total	$(4.4)	$112.6	$108.2

        The breakdown of the net mark-to-market impact to earnings between derivatives that do not qualify for hedge accounting and the ineffective portion of cash flow hedges is as follows (in millions, losses designated in brackets):

For the Year Ended December 31, 2006
Derivatives that do not qualify for hedge accounting	$(5.6)
Ineffective portion of cash flow hedges	1.2

Total	$(4.4)

        The majority of the derivatives that do not qualify for hedge accounting treatment are related to activities associated with PAA's storage assets as these contracts will not necessarily result in physical delivery.

        The following table summarizes the net assets and liabilities that are related to the fair value of PAA's open derivative positions (in millions):

December 31, 2006
Other current assets	$55.2
Other long-term assets	9.0
Other current liabilities	(77.3)
Other long-term liabilities and deferred credits	(21.4)

Net asset (liability)	$(34.5)

        The net liability related to the fair value of PAA's open derivative positions consists of unrealized gains/losses recognized in earnings and unrealized gains/losses deferred to AOCI as follows, by category (in millions, losses designated in brackets):

	December 31, 2006
	Net asset (liability)	Earnings	AOCI
Commodity price-risk hedging	$(32.5)	$(18.9)	$(13.6)
Controlled trading program	—	—	—
Interest rate risk hedging	—	—	—
Currency exchange rate risk hedging	(2.0)	(2.0)	—

	$(34.5)	$(20.9)	$(13.6)

        In addition to the $13.6 million of unrealized losses deferred to AOCI for open derivative positions, AOCI also includes a deferred loss of approximately $6.2 million that relates to terminated interest rate swaps that were cash settled in connection with the refinancing of debt agreements over the past four years. The deferred loss related to these instruments is being amortized to interest expense over the original terms of the terminated instruments.

        The total amount of deferred net losses recorded in AOCI are expected to be reclassified to future earnings, contemporaneously with the related physical purchase or delivery of the underlying commodity or payments of interest. Of the total net loss deferred in AOCI at December 31, 2006, a net loss of $14.3 million will be reclassified into earnings in the next twelve months; the remaining net loss will be reclassified at various intervals (ending in 2016 for amounts related to PAA's terminated interest rate swaps and 2009 for amounts related to PAA's commodity price-risk hedging). Because a portion of these amounts is based on market prices at the current period end, actual amounts to be reclassified will differ and could vary materially as a result of changes in market conditions. During the year ended December 31, 2006, no amounts were reclassified to earnings from AOCI in connection with forecasted transactions that were no longer considered probable of occurring.

        The following sections discuss our risk management activities in the indicated categories.

  Commodity Price-Risk Hedging

        PAA hedges its exposure to price fluctuations with respect to crude oil, LPG, refined products, and natural gas, and expected purchases, sales and transportation of these commodities. The derivative instruments PAA uses consist primarily of futures and option contracts traded on the NYMEX, ICE and over-the-counter transactions, including crude oil swap and option contracts entered into with financial institutions and other energy companies. In accordance with SFAS 133, these derivative instruments are recognized on the balance sheet at fair value. The majority of the instruments that qualify for hedge accounting are cash flow hedges. Therefore, the corresponding changes in fair value for the effective portion of the hedges are deferred into AOCI and recognized in revenues or crude oil and LPG purchases and related costs in the periods during which the underlying physical transactions occur. PAA has determined that substantially all of its physical purchase and sale agreements qualify for the normal purchase and sale exclusion and thus are not subject to SFAS 133. Physical transactions that are derivatives and are ineligible, or become ineligible, for the normal purchase and sale treatment

(e.g. due to changes in settlement provisions) are recorded on the balance sheet as assets or liabilities at their fair value, with the changes in fair value recorded net in revenues.

        The majority of the unrealized losses that have been recognized in earnings relate to activities associated with PAA's storage assets. In general, revenue from storing crude oil is reduced in a backwardated market (when oil prices for future deliveries are lower than for current deliveries), as there is less incentive to store crude oil from month-to-month. PAA enters into derivative contracts that will offset the reduction in revenue by generating offsetting gains in a backwardated market structure. These derivatives do not qualify for hedge accounting because the contracts will not necessarily result in physical delivery. A portion of the net liability as of December 31, 2006 was caused by a reduction in backwardation (a decrease in the amount that the price of future deliveries are lower than current deliveries) from the time that PAA entered into the derivative contracts to the end of the year. The net gain or loss related to these instruments will offset storage revenue in the period that the derivative instruments are hedging.

        The unrealized losses deferred in AOCI are related to inventory hedges which are mostly short derivative positions that will result in losses when prices rise. These hedge losses are offset by an increase in the physical inventory value and will be reclassed into earnings from AOCI in the same period that the underlying physical inventory is sold.

  Controlled Trading Program

        Although PAA seeks to maintain a position that is substantially balanced within its crude oil lease purchase activities, PAA may experience net unbalanced positions for short periods of time as a result of production, transportation and delivery variances as well as logistical issues associated with inclement weather conditions. In connection with managing these positions and maintaining a constant presence in the marketplace, both necessary for its core business, PAA engages in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil. These activities are monitored independently by our risk management function and must take place within predefined limits and authorizations. In accordance with SFAS 133, these derivative instruments are recorded in the balance sheet as assets or liabilities at their fair value, with the changes in fair value recorded net in revenues.

  Interest Rate Risk Hedging

        In November 2006, in conjunction with the Pacific merger, PAA assumed interest rate swap agreements with an aggregate notional principal amount of $80.0 million to receive interest at a fixed rate of 7.125% and to pay interest at an average variable rate of six month LIBOR plus 1.67% (set in advance or in arrears depending on the swap transaction). The interest rate swaps mature June 15, 2014 and are callable at the same dates and terms as the 7.125% senior notes. PAA designated these swaps as a hedge against changes in the fair value of the 7.125% Senior Notes resulting from market fluctuations to LIBOR. The changes in fair values of the interest rate swaps are recorded in earnings each period. Similarly, the change in fair value of the underlying $80.0 million of senior notes, which are expected to be offsetting to changes in the fair value of the interest swaps, are recorded into earnings each period. For the year ended December 31, 2006 PAA had an immaterial amount of ineffectiveness relating to these interest rate swaps.

        During August 2006, PAA entered into two treasury locks with large creditworthy financial institutions in anticipation of a debt issuance in conjunction with PAA's acquisition of Pacific. A treasury lock is a financial derivative instrument that enables a company to lock in the U.S. Treasury Note rate. The U.S. Treasury Note rate was the benchmark interest rate for PAA's anticipated debt issuance. The two treasury locks had a combined notional principal amount of $200 million and an effective interest rate of 4.97%. The treasury locks were designated as cash flow hedges and the changes in fair value of the treasury locks were therefore deferred in AOCI. In October 2006, both treasury locks were terminated prior to maturity in connection with the debt issuance in October 2006 for an aggregate cash payment of $2.4 million.

        AOCI includes a deferred loss of approximately $6.2 million that relates to terminated interest rate swaps that were cash settled in connection with the refinancing of debt agreements over the past four years. The deferred loss related to these instruments is being amortized to interest expense over the original terms of the terminated instruments.

  Currency Exchange Rate Risk Hedging

        Because a significant portion of PAA's Canadian business is conducted in Canadian dollars and, at times, a portion of its debt is denominated in Canadian dollars, PAA uses certain financial instruments to minimize the risks of unfavorable changes in exchange rates. These instruments include forward exchange contracts and cross currency swaps. The open foreign currency derivatives that were assumed in the Pacific merger do not qualify for hedge accounting in accordance with SFAS 133. At December 31, 2006, PAA's open foreign exchange derivatives consisted of forward exchange contracts that exchange Canadian dollars ("Cdn") and US dollars on a net basis as follows (in millions):

	Canadian Dollars	US Dollars	Average Exchange Rate
2007(1)	$98.3	$84.1	Cdn $1.7 to $US $1.00
2008	$3.2	$2.8	Cdn $1.16 to $US $1.00

(1)
Of these amounts, Cdn $108.3 was exchanged for US $93.0 on a net basis on January 2, 2007 at an average exchange rate of Cdn $1.16 to US $1.00.

        These financial instruments are placed with large, creditworthy financial institutions.

  Fair Value of Financial Instruments

        The carrying amount of PAA's derivative financial instruments approximate fair value as these instruments are recorded on the balance sheet at their fair value under SFAS 133. PAA's derivative financial instruments currently include: (i) forward exchange contracts for which fair values are based on current liquidation values; (ii) over-the-counter option and swap contracts for which fair values are estimated based on various sources such as independent reporting services, industry publications and brokers; and (iii) NYMEX futures and options for which the fair values are based on quoted market prices. For positions where independent quotations are not available, an estimate is provided, or the prevailing market price at which the positions could be liquidated is used.

Note 9—Income Taxes

        Our U.S. and Canadian subsidiaries are not taxable entities in the U.S. and are not subject to U.S. federal or state income taxes as the tax effect of operations is passed through to our members.

However, certain of PAA's Canadian subsidiaries (acquired through the Pacific acquisition in 2006) are taxable entities in Canada and are subject to Canadian federal and provincial income taxes.

        Components of the income tax expense for the year are as follows (in millions):

December 31, 2006
Canadian federal and provincial income tax:
Current	$0.4
Deferred	(0.1)

Total	$0.3

        The difference between the statutory federal income tax rate and our effective income tax rate is summarized as follows (in millions):

December 31, 2006
Earnings before income tax	$285.4
Partnership earnings not subject to tax	(285.2)

0.2
Federal and provincial income tax rate	32.5%

Income tax at statutory rate	$0.1
Increase as a result of other book versus tax differences	0.2

Total tax expense	$0.3

        Deferred tax assets and liabilities, which are included within other long-term liabilities and deferred credits in our consolidated balance sheet, result from the following (in millions):

December 31, 2006
Deferred tax assets:
Book accruals in excess of current tax deductions	$4.8
Net operating losses carried forward (which expire at various times from 2013 to 2015)	2.8

Total deferred tax assets	$7.6

Deferred tax liabilities:
Canadian partnership income subject to deferral	$(2.5)
Property, plant and equipment in excess of tax values	(14.5)

Total deferred tax liabilities	(17.0)

Net deferred tax liabilities	$(9.4)

Note 10—Major Customers and Concentration of Credit Risk

        Marathon Petroleum Company, LLC ("Marathon") accounted for 14% of our revenues for the year ended December 31, 2006. Valero Marketing & Supply Company ("Valero") accounted for 10% of our revenues for the year ended December 31, 2006. No other customers accounted for 10% or more of our revenues during 2006. The majority of revenues from Marathon and Valero pertain to our marketing operations. We believe that the loss of these customers would have only a short-term impact on our operating results. There can be no assurance, however, that we would be able to identify and access a replacement market at comparable margins.

        Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Our accounts receivable are primarily from purchasers and shippers of crude oil. This industry concentration has the potential to impact our overall exposure to credit risk in that the customers may be similarly affected by changes in economic, industry or other conditions. We review credit exposure and financial information of our counterparties and generally require letters of credit for receivables from customers that are not considered creditworthy, unless the credit risk can otherwise be reduced.

Note 11—Related Party Transactions

  Vulcan Energy Corporation

        As of December 31, 2006, Vulcan Energy Corporation ("Vulcan Energy") and its affiliates owned approximately 54% of us, as well as approximately 11.3% of PAA's outstanding limited partner units.

  Administrative Services Agreement

        On October 14, 2005, the Company and Vulcan Energy entered into an Administrative Services Agreement, effective as of September 1, 2005 (the "Services Agreement"). Pursuant to the Services Agreement, the Company provides administrative services to Vulcan Energy for consideration of an annual fee, plus certain expenses. Effective October 1, 2006, the annual fee for providing these services was increased to $1 million. The Services Agreement extends through October 2008, at which time it will automatically renew for successive one-year periods unless either party provides written notice of its intention to terminate the Services Agreement. Pursuant to the agreement, Vulcan Energy has appointed certain employees of the Company as officers of Vulcan Energy for administrative efficiency. Under the Services Agreement, Vulcan Energy acknowledges that conflicts may arise between itself and the Company. If the Company believes that a specific service is in conflict with the best interest of the Company or its affiliates then the Company is entitled to suspend the provision of that service and such a suspension will not constitute a breach of the Services Agreement.

  Crude Oil Purchases from Calumet Florida L.L.C.

        Until August 12, 2005, Vulcan Energy owned 100% of Calumet Florida L.L.C. ("Calumet"). Calumet is now owned by Vulcan Resources Florida, Inc., the majority of which is owned by Paul G. Allen. PAA purchases crude oil from Calumet and paid approximately $45.1 million to Calumet in 2006.

  Investment in PAA/Vulcan Gas Storage, LLC

        PAA/Vulcan, a limited liability company, was formed in 2005. PAA/Vulcan is owned 50% by PAA and the other 50% is owned by Vulcan Gas Storage LLC, a subsidiary of Vulcan LLC, which is an affiliate of Vulcan Energy. The Board of Directors of PAA/Vulcan is comprised of an equal number of PAA representatives and representatives of Vulcan Gas Storage and is responsible for providing strategic direction and policy-making. PAA is responsible for the day-to-day operations. PAA/Vulcan is not a variable interest entity, and PAA does not have the ability to control the entity; therefore, PAA accounts for the investment under the equity method in accordance with APB 18. This investment is reflected in investments in unconsolidated entities in our consolidated balance sheet.

        In September 2005, PAA/Vulcan acquired ECI, an indirect subsidiary of Sempra Energy, for approximately $250 million. ECI develops and operates underground natural gas storage facilities. PAA and Vulcan Gas Storage LLC each made an initial cash investment of approximately $112.5 million, and Bluewater Natural Gas Holdings, LLC, a subsidiary of PAA/Vulcan ("Bluewater") entered into a $90 million credit facility contemporaneously with closing. PAA currently has no direct or contingent obligations under the Bluewater credit facility.

        PAA/Vulcan is developing a natural gas storage facility through its wholly owned subsidiary, Pine Prairie Energy Center, LLC ("Pine Prairie"). Proper functioning of the Pine Prairie storage caverns will require a minimum operating inventory contained in the caverns at all times (referred to as "base gas"). During the first quarter of 2006, PAA arranged to provide the base gas for the storage facility to Pine Prairie at a price not to exceed $8.50 per million cubic feet. In conjunction with this arrangement, PAA executed hedges on the NYMEX for the relevant delivery periods of 2007, 2008 and 2009. PAA received a fee of approximately $1 million for its services to own and manage the hedge positions and to deliver the natural gas.

        PAA and Vulcan Gas Storage are both required to make capital contributions in equal proportions to fund equity requests associated with certain projects specified in the joint venture agreement. For certain other specified projects, Vulcan Gas Storage has the right, but not the obligation, to participate for up to 50% of such equity requests. In some cases, Vulcan Gas Storage's obligation is subject to a maximum amount, beyond which Vulcan Gas Storage's participation is optional. For any other capital expenditures, or capital expenditures with respect to which Vulcan Gas Storage's participation is optional, if Vulcan Gas Storage elects not to participate, PAA has the right to make additional capital contributions to fund 100% of the project until PAA's interest in PAA/Vulcan equals 70%. Such contributions would increase PAA's interest in PAA/Vulcan and dilute Vulcan Gas Storage's interest. Once PAA's ownership interest is 70% or more, Vulcan Gas Storage would have the right, but not the obligation, to make future capital contributions proportionate to its ownership interest at the time.

        In conjunction with the formation of PAA/Vulcan and the acquisition of ECI, PAA and Paul G. Allen provided performance and financial guarantees to the seller with respect to PAA/Vulcan's performance under the purchase agreement, as well as in support of continuing guarantees of the seller with respect to ECI's obligations under certain gas storage and other contracts. PAA and Paul G. Allen would be required to perform under these guarantees only if ECI was unable to perform. In addition, PAA provided a guarantee under one contract with an indefinite life for which neither Vulcan LLC nor Paul G. Allen provided a guarantee. In exchange for the disproportionate guarantee, PAA will receive preference distributions totaling $1.0 million over ten years from PAA/Vulcan (distributions that would otherwise have been paid to Vulcan Gas Storage LLC). PAA believes that the fair value of the obligation to stand ready to perform is minimal. In addition, PAA believes the probability that it would be required to perform under the guaranty is extremely remote; however, there is no dollar limitation on potential future payments that fall under this obligation.

        PAA/Vulcan will reimburse PAA for the allocated costs of PAA's non-officer staff associated with the management and day-to-day operations of PAA/Vulcan and all out-of-pocket costs. In addition, in the first fiscal year that EBITDA (as defined in the PAA/Vulcan LLC agreement) of PAA/Vulcan exceeds $75.0 million, PAA will receive a distribution from PAA/Vulcan equal to $6.0 million per year for each year since formation of the joint venture, subject to a maximum of 5 years or $30 million. Thereafter, PAA will receive annually a distribution equal to the greater of $2 million per year or two percent of the EBITDA of PAA/Vulcan.

Note 12—Equity Compensation

  Long-Term Incentive Plan

        We have adopted the Plains All American GP LLC 1998 Long-Term Incentive Plan (the "1998 Plan"), the 2005 Long-Term Incentive Plan (the" 2005 Plan") and the PPX Successor Long-Term Incentive Plan (the "PPX Successor Plan") for employees and directors, as well as the Plains All American GP LLC 2006 Long-Term Incentive Tracking Unit Plan for non-officer employees. The 1998 Plan, 2005 Plan and PPX Successor Plan authorize the grant of an aggregate of 5.4 million PAA common units deliverable upon vesting. Although other types of awards are contemplated under the plans, currently outstanding awards are limited to "phantom" units, which mature into the right to receive PAA common units (or cash equivalent) upon vesting. Some awards also include distribution equivalent rights ("DERs"). Subject to applicable vesting criteria, a DER entitles the grantee to a cash payment equal to cash distributions paid on an outstanding common unit. The Company will be entitled to reimbursement by PAA for any costs incurred in settling obligations under the plans.

        We adopted SFAS 123(R) on January 1, 2006 (see Note 1 for a discussion of changes in accounting principles). Under SFAS 123(R) the fair value of the awards, which are subject to liability classification, is calculated based on the market price of PAA's units at the balance sheet date adjusted for (i) the present value of any distributions that are estimated to occur on the underlying units over the vesting period that will not be received by the award recipients and (ii) an estimated forfeiture rate when appropriate. This fair value is then expensed over the period the awards are earned. For awards with performance conditions, we recognize LTIP expense only if the achievement of the performance condition is considered probable. When awards with performance conditions that were previously considered improbable of occurring become probable of occurring, we incur additional LTIP expense necessary to adjust the life-to-date accrued liability associated with these awards. In addition, we recognize compensation expense for DER payments in the period the payment is earned.

        As of December 31, 2006, there were outstanding awards of approximately 3.0 million with a weighted average grant-date fair value of approximately $31.94 per unit. The LTIP awards typically contain performance conditions relative to PAA's annualized distribution level and vest upon the latter of a certain date or upon the attainment of a certain annualized distribution level. Upon PAA's February 2007 annualized distribution of $3.20, approximately 2.2 million of our outstanding awards will have satisfied all performance conditions necessary for vesting and will vest in various increments over the next 5 years. Approximately 0.8 million of our outstanding awards have performance conditions requiring the attainment of an annualized distribution of between $3.50 and $4.00 which is not yet considered probable of occurring. However, certain of these awards still outstanding in 2012 will vest regardless of whether or not the performance condition is attained. Provided the performance conditions associated with these awards are ultimately attained, these awards will vest in various increments between 2010 and 2012. Approximately 1.6 million of our outstanding awards include DERs. Our DER awards typically contain performance conditions relative to our annualized distribution level and vest upon the earlier of a certain date or a certain annualized distribution level. The DERs terminate with the vesting or forfeiture of the underlying award.

        Our LTIP activity is summarized in the following table (in millions except weighted average grant date fair values):

	Year Ended December 31, 2006
	Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	2.2	$34.37
Granted(1)	0.9	26.00
Vested	—	—
Cancelled or forfeited	(0.1)	33.05

Outstanding at end of period	3.0	$31.94

(1)
For 2006, approximately 0.8 million of the awards granted will cash settle upon vesting.

        We recognized expense related to our LTIP of approximately $43 million during 2006. As of December 31, 2006, we have an accrued liability of approximately $58 million associated with our LTIP. Cash payments associated with LTIP vestings and DER awards were approximately $2 million and $3 million in 2006. Based on PAA's unit price on the applicable vesting date, the total fair value of vested awards was approximately $1.4 million during 2006. No units were issued during 2006 in connection with the settlement of vested awards.

        As of December 31, 2006, the weighted average remaining contractual life of our outstanding awards was approximately three years based on expected vesting dates. Based on the December 31, 2006 fair value measurement and probability assessment regarding future distributions, we expect to recognize an additional $64 million of expense over the life of our outstanding awards related to the remaining unrecognized fair value. This estimate is based on the market price of PAA's limited partner units at December 31, 2006 and actual amounts may differ materially as a result of a change in market price. We estimate that the remaining fair value will be recognized in expense as shown below (in millions):

Year	LTIP Fair Value Amortization(1)
2007	$25.3
2008	17.7
2009	12.1
2010	4.9
2011	2.0
2012	1.8

Total	$63.8

(1)
Amounts do not include fair value associated with awards containing performance conditions that are not considered to be probable of occurring at December 31, 2006.

  Performance Option Plan

        On June 8, 2001, certain of PAA GP's limited partners contributed to PAA GP an aggregate of 450,000 subordinated units of PAA, all of which subsequently converted into PAA common units. These 450,000 units (the "Option Units") were intended for use in connection with an option plan pursuant to which certain members of the management of the Company, subject to the satisfaction of vesting criteria, have a right to purchase a portion of such Option Units.

        Until the exercise of the options, PAA GP will continue to own and receive any distributions paid by PAA with respect to the Option Units, and any distributions PAA GP makes as a result of the receipt of distributions on the Option Units will be paid to its limited partners in proportion to its original contribution of the Option Units. In certain instances, grantees under the plan have exercised options utilizing a cashless exercise provision whereby a grantee exchanges a portion of its vested options in satisfaction of the strike price associated with an exercise. As a result of cashless exercises, the Option Units PAA GP holds exceed the remaining outstanding options. From time to time these surplus units are sold with the resulting proceeds distributed back to the limited partners in the same manner as distributions paid by PAA on the Option Units described above. These surplus Option Units may also be sold to the Company and used to satisfy obligations with respect to awards that have vested under the Company's LTIP Plans. Since inception of the option plan, 26,718 Option Units have been sold to the Company for this purpose.

        Through December 31, 2006, PAA GP had the following Option Unit activity (in thousands):

Original contribution	450
Used to settle option exercises	(242)
Sold with proceeds distributed back to original contributors	(27)

Option Units remaining as of December 31, 2006(1)	181

(1)
Includes approximately 10,400 Option Units in excess of outstanding options

        In June 2001, the Performance Option Plan (the "Plan") was approved by the Company to grant options to purchase up to 450,000 Option Units of PAA to employees of the Company for services provided to PAA GP. All available options under the Plan have been issued. The options were granted with a per unit exercise price of $22.00, less 80% of any per unit distribution on an Option Unit from June 2001 until the date of exercise. As of February 2, 2007, the exercise price has been reduced to $10.91 for distributions made since June 2001.

        At December 31, 2006, there were 171,000 vested options outstanding, respectively. A summary of the options issued by the Plan is as follows (in thousands):

December 31, 2006
Vested options outstanding(1)	171
Exercised or cancelled	279

Total options issued	450

(1)
Substantially all outstanding options vested in August 2005 due to a change in the ownership structure of PAA GP.

        These options are considered performance awards, are accounted for at fair value and are revalued at each financial statement date based on a Black-Scholes option valuation model. No options expired, forfeited or were exercised during the year ended December 31, 2006.

        At December 31, 2006, the estimated fair value of $39.07 per PAA unit resulted in an increase in the liability to approximately $6.7 million, which is reflected as a component of other current liabilities on the accompanying consolidated balance sheet.

        PAA GP intends to use Option Units (see Note 2) to settle these awards when they are exercised. PAA does not have any obligation to reimburse PAA GP for the units underlying these awards. The remaining outstanding options, the majority of which vested in or prior to 2005, expire in 2011 and 2012.

        The valuation assumptions used in the Black-Scholes Model at December 31, 2006 were as follows:

		Assumptions
Options Outstanding	Options Vested	Weighted Average Interest Rate	Weighted Average Expected Life	Weighted Average Expected Volatility	Weighted Average Expected Dividend Yield(1)
171,000	171,000	4.7%	2.6	17.5%	1.7%

(1)
Reflects 20% of anticipated dividend yield to provide for the reduction in the exercise price of the options equal to 80% of distributions.

Note 13—Commitments and Contingencies

  Commitments

        We lease certain real property, equipment and operating facilities under various operating and capital leases. We also incur costs associated with leased land, rights-of-way, permits and regulatory fees, the contracts for which generally extend beyond one year but can be cancelled at any time should they not be required for operations. Future non-cancellable commitments related to these items at December 31, 2006, are summarized below (in millions):

2007	$37.0
2008	$33.9
2009	$28.9
2010	$22.2
2011	$18.6
Thereafter	$253.7

        Expenditures related to leases for 2006 were $37.7 million.

  Contingencies

        Pipeline Releases.    In January 2005 and December 2004, we experienced two unrelated releases of crude oil that reached rivers located near the sites where the releases originated. In early January 2005, an overflow from a temporary storage tank located in East Texas resulted in the release of approximately 1,200 barrels of crude oil, a portion of which reached the Sabine River. In late

December 2004, one of our pipelines in West Texas experienced a rupture that resulted in the release of approximately 4,500 barrels of crude oil, a portion of which reached a remote location of the Pecos River. In both cases, emergency response personnel under the supervision of a unified command structure consisting of representatives of PAA, the U.S. Environmental Protection Agency (the "EPA"), the Texas Commission on Environmental Quality and the Texas Railroad Commission conducted clean-up operations at each site. Approximately 980 and 4,200 barrels were recovered from the two respective sites. The unrecovered oil was removed or otherwise addressed by us in the course of site remediation. Aggregate costs associated with the releases, including estimated remediation costs, are estimated to be approximately $3.0 million to $3.5 million. In cooperation with the appropriate state and federal environmental authorities, we have substantially completed our work with respect to site restoration, subject to some ongoing remediation at the Pecos River site. EPA has referred these two crude oil releases, as well as several other smaller releases, to the U.S. Department of Justice (the "DOJ") for further investigation in connection with a possible civil penalty enforcement action under the Federal Clean Water Act. We are cooperating in the investigation. Our assessment is that it is probable we will pay penalties related to the two releases. We have accrued the estimated loss contingency, which is included in the estimated aggregate costs set forth above. It is reasonably possible that the loss contingency may exceed our estimate with respect to penalties assessed by the DOJ; however, we have no indication from EPA or the DOJ of what penalties might be sought. As a result, we are unable to estimate the range of a reasonably possible loss contingency in excess of our accrual.

        On November 15, 2006, PAA completed the Pacific acquisition. The following is a summary of the more significant matters that relate to Pacific, its assets or operations.

        The People of the State of California v. Pacific Pipeline System, LLC ("PPS").    In March 2005, a release of approximately 3,400 barrels of crude oil occurred on Line 63, subsequently acquired by PAA in the Pacific merger. The release occurred when Line 63 was severed as a result of a landslide caused by heavy rainfall in the Pyramid Lake area of Los Angeles County. As of December 31, 2006, $26 million of remediation costs had been incurred. PAA estimates additional remediation costs of approximately $1 to $2 million, substantially all of which PAA expects to incur before June 2007. PAA anticipates that the majority of costs associated with this release will be covered under a pre-existing PPS pollution liability insurance policy.

        In March 2006, PPS, a subsidiary acquired in the Pacific merger, was served with a four count misdemeanor criminal action in the Los Angeles Superior Court Case No. 6NW01020, which alleges the violation by PPS of two strict liability statutes under the California Fish and Game Code for the unlawful deposit of oil or substances harmful to wildlife into the environment, and violations of two sections of the California Water Code for the willful and intentional discharge of pollution into state waters. The fines that can be assessed against PPS for the violations of the strict liability statutes are based, in large measure, on the volume of unrecovered crude oil that was released into the environment, and, therefore, the maximum state fine that can be assessed is estimated to be approximately $1,100,000, in the aggregate. This amount is subject to a downward adjustment with respect to actual volumes of recovered crude oil, and the State of California has the discretion to further reduce the fine after considering other mitigating factors. Because of the uncertainty associated with these factors, the final amount of the fine that will be assessed for the strict liability offenses cannot be ascertained. PAA will defend against these charges. In addition to these fines, the State of California has indicated that it may seek to recover approximately $150,000 in natural resource damages against PPS in connection with this matter. The mitigating factors may also serve as a basis for a downward adjustment of the natural resource damages amount. We believe that certain of the alleged violations are without merit and intend to defend against them, and that mitigating factors should apply.

        In December 2006 we were informed that the EPA may be intending to refer this matter to the DOJ for the initiation of proceedings to assess civil penalties against PPS. The DOJ has accepted the referral. We understand that the maximum permissible penalty that the EPA could assess under relevant statutes would be approximately $3.7 million. We believe that several mitigating circumstances and factors exist that could substantially reduce the penalty, and intend to pursue discussions with the EPA regarding such mitigating circumstances and factors. Because of the uncertainty associated with these factors, the final amount of the penalty that will be assessed by the EPA cannot be ascertained. Discussions with the DOJ to resolve this matter have commenced.

        Kosseff v. Pacific Energy, et al, case no. BC 3544016.    On June 15, 2006, a lawsuit was filed in the Superior court of California, County of Los Angeles, in which the plaintiff alleged that he was a unitholder of Pacific and he sought to represent a class comprising all of Pacific's unitholders. The complaint named as defendants Pacific and certain of the officers and directors of Pacific's general partner, and asserted claims of self-dealing and breach of fiduciary duty in connection with the pending merger with PAA and related transactions. The plaintiff sought injunctive relief against completing the merger or, if the merger was completed, rescission of the merger, other equitable relief, and recovery of the plaintiff's costs and attorneys' fees. On September 14, 2006, Pacific and the other defendants entered into a memorandum of settlement with the plaintiff to settle the lawsuit. As part of the settlement, Pacific and the other defendants deny all allegations of wrongdoing and express willingness to settle the lawsuit solely because the settlement would eliminate the burden and expense of further litigation. The settlement is subject to customary conditions, including court approval. As part of the settlement, PAA (as successor to Pacific) will pay $0.5 million to the plaintiff's counsel for their fees and expenses, and incur the cost of mailing materials to former Pacific unitholders. If finally approved by the court, the settlement will resolve all claims that were or could have been brought on behalf of the proposed settlement class in the actions being settled, including all claims relating to the merger, the merger agreement and any disclosure made by Pacific in connection with the merger. The settlement did not change any of the terms or conditions of the merger.

        Air Quality Permits.    In connection with the Pacific merger, PAA acquired Pacific Atlantic Terminals LLC ("PAT"), which is now one of its subsidiaries. PAT owns crude oil and refined products terminals in northern California. In the process of integrating PAT's assets into PAA's operations, PAA identified certain aspects of the operations at the terminals that appeared to be out of compliance with specifications under the relevant air quality permit. PAA conducted a prompt review of the circumstances and self-reported the apparent historical occurrences of non-compliance to the Bay Area Air Quality Management District. PAA is cooperating with the District's review of these matters.

        General.    We, in the ordinary course of business, are a claimant and/or a defendant in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We do not believe that the outcome of these legal proceedings, individually and in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

        Environmental.    We have in the past experienced and in the future likely will experience releases of crude oil into the environment from our pipeline and storage operations. We also may discover environmental impacts from past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may substantially affect our business. As we expand our pipeline assets through acquisitions, we typically improve on (decrease) the rate of releases from such assets as we implement our standards and procedures, remove selected assets from service and spend capital to upgrade the assets. In the immediate post-acquisition period, however, the inclusion of additional miles of pipe in our operation may result in an increase in the absolute number of releases company-wide compared to prior periods. PAA experienced such an increase in connection with the Pacific acquisition, which added approximately 5,000 miles of pipeline to its operations, and in connection with the purchase of assets from Link Energy LLC in April 2004, which added approximately 7,000 miles of pipeline to its operations. As a result, PAA has also received an increased number of requests for information from governmental agencies with respect to such releases of crude oil (such as EPA requests under Clean Water Act Section 308), commensurate with the scale and scope of our pipeline operations. See "—Pipeline Releases" above.

        At December 31, 2006, our reserve for environmental liabilities totaled approximately $39.1 million. At December 31, 2006, we have recorded receivables totaling approximately $11.6 million for amounts which are probable of recovery under insurance and from third parties under indemnification agreements. Although we believe our reserve is adequate, no assurance can be given that any costs incurred in excess of this reserve would not have a material adverse effect on our financial condition, results of operations or cash flows. See Note 15.

        Other.    A pipeline, terminal or other facility may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. PAA maintains insurance of various types that it considers adequate to cover its operations and properties. The insurance covers PAA's assets in amounts considered reasonable. The insurance policies are subject to deductibles that PAA considers reasonable and not excessive. PAA's insurance does not cover every potential risk associated with operating pipelines, terminals and other facilities, including the potential loss of significant revenues. The overall trend in the environmental insurance industry appears to be a contraction in the breadth and depth of available coverage, while costs, deductibles and retention levels have increased. Absent a material favorable change in the insurance markets, this trend is expected to continue as we continue to grow and expand. As a result, we anticipate that PAA will elect to self-insure more of our activities or incorporate higher retention in its insurance arrangements.

        The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable, or that we have established adequate reserves to the extent that such risks are not insured.

Note 14—Environmental Remediation

        PAA currently owns or leases properties where hazardous liquids, including hydrocarbons, are being or have been handled. These properties and the hazardous liquids or associated generated wastes disposed thereon may be subject to CERCLA, RCRA and analogous state and Canadian federal and provincial laws and regulations. Under such laws and regulations, PAA could be required to remove or remediate hazardous liquids or associated generated wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination.

        PAA maintains insurance of various types with varying levels of coverage that it considers adequate under the circumstances to cover its operations and properties. The insurance policies are subject to deductibles and retention levels that we consider reasonable and not excessive. Consistent with insurance coverage generally available in the industry, in certain circumstances our insurance policies provide limited coverage for losses or liabilities relating to gradual pollution, with broader coverage for sudden and accidental occurrences.

        In addition, PAA has entered into indemnification agreements with various counterparties in conjunction with several of its acquisitions. Allocation of environmental liability is an issue negotiated in connection with each of PAA's acquisition transactions. In each case, PAA makes an assessment of potential environmental exposure based on available information. Based on that assessment and relevant economic and risk factors, PAA determines whether to negotiate an indemnity, what the terms of any indemnity should be (for example, minimum thresholds or caps on exposure) and whether to obtain insurance, if available. In some cases, PAA has received contractual protections in the form of environmental indemnifications from several predecessor operators for properties acquired by PAA that are contaminated as a result of historical operations. These contractual indemnifications typically are subject to specific monetary requirements that must be satisfied before indemnification will apply and have term and total dollar limits.

        For instance, in connection with PAA's purchase of assets from Link in 2004, PAA identified a number of environmental liabilities for which it received a purchase price reduction from Link and recorded a total environmental reserve of $20 million. A substantial portion of these environmental liabilities are associated with the former Texas New Mexico ("TNM") pipeline assets. On the effective date of the acquisition, PAA and TNM entered into a cost-sharing agreement whereby, on a tiered basis, PAA agreed to bear $11 million of the first $20 million of pre-May 1999 environmental issues. PAA also agreed to bear the first $25,000 per site for new sites which were not identified at the time it entered into the agreement (capped at 100 sites). TNM agreed to pay all costs in excess of $20 million (excluding the deductible for new sites). TNM's obligations are guaranteed by Shell Oil Products ("SOP"). As of December 31, 2006, PAA had incurred approximately $7 million of remediation costs associated with these sites; SOP's share is approximately $1.5 million.

        In connection with PAA's acquisition of certain crude oil transmission and gathering assets from SOP in 2002, SOP purchased an environmental insurance policy covering known and unknown environmental matters associated with operations prior to closing. PAA is a named beneficiary under the policy, which has a $100,000 deductible per site, an aggregate coverage limit of $70 million, and expires in 2012. SOP made a claim against the policy; however, PAA does not believe that the claim substantially reduced our coverage under the policy.

        In connection with PAA's 1999 acquisition of Scurlock Permian LLC from MAP, PAA was indemnified by MAP for any environmental liabilities attributable to Scurlock's business or properties that occurred prior to the date of the closing of the acquisition. Other than with respect to liabilities associated with two Superfund sites at which it is alleged that Scurlock deposited waste oils, this indemnity has expired or was terminated by agreement.

        As a result of PAA's merger with Pacific, PAA has assumed liability for a number of ongoing remediation sites, associated with releases from pipeline or storage operations. These sites had been managed by Pacific prior to the merger, and in general there is no insurance or indemnification to cover ongoing costs to address these sites (with the exception of the Pyramid Lake crude oil release). PAA has evaluated each of the sites requiring remediation, through review of technical and regulatory documents, discussions with Pacific, and PAA's experience at investigating and remediating releases from pipeline and storage operations. PAA has developed reserve estimates for the Pacific sites based on this evaluation, including determination of current and long-term reserve amounts, which total approximately $21.8 million.

        Other assets PAA has acquired or will acquire in the future may have environmental remediation liabilities for which we are not indemnified.

        PAA has in the past experienced and in the future likely will experience releases of crude oil or petroleum products into the environment from its pipeline and storage operations. PAA also may discover environmental impacts from past releases that were previously unidentified. Although PAA maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from its assets may substantially affect their business. As PAA expands its pipeline assets through acquisitions, PAA typically improves on (decrease) the rate of releases from such assets as PAA implements its standards and procedures, remove selected assets from service and spend capital to upgrade the assets. In the immediate post-acquisition period, however, the inclusion of additional miles of pipe in its operations may result in an increase in the absolute number of releases company-wide compared to prior periods. PAA experienced such an increase in connection with the Pacific acquisition, which added approximately 5,000 miles of pipeline to their operations, and in connection with the Link acquisition, which added approximately 7,000 miles of pipeline to their operations. As a result, PAA has also received an increased number of requests for information from governmental agencies with respect to such releases of crude oil (such as EPA requests under CleanWater Act Section 308), commensurate with the scale and scope of their pipeline operations.

        At December 31, 2006, our reserve for environmental liabilities totaled approximately $39.1 million (approximately $21.8 million of this reserve is related to liabilities assumed as part of PAA's merger with Pacific, and $10.4 million is related to liabilities assumed as part of PAA's Link acquisition). Approximately $19.5 million of our environmental reserve is classified as current (within other current liabilities on our Consolidated Balance Sheet) and $19.6 million is classified as long-term (within Other long-term liabilities and deferred credits on our Consolidated Balance Sheet). At December 31, 2006, we have recorded receivables totaling approximately $11.6 million for amounts recoverable under insurance and from third parties under indemnification agreements.

        In some cases, the actual cash expenditures may not occur for three to five years. PAA's estimates used in these reserves are based on all known facts at the time and its assessment of the ultimate outcome. Among the many uncertainties that impact PAA's estimates are the necessary regulatory approvals for, and potential modification of, our remediation plans, the limited amount of data available upon initial assessment of the impact of soil or water contamination, changes in costs associated with environmental remediation services and equipment and the possibility of existing legal claims giving rise to additional claims. Therefore, although PAA believes that the reserve is adequate, no assurances can be made that any costs incurred in excess of this reserve or outside of the indemnifications would not have a material adverse effect on our financial condition, results of operations, or cash flows.

Note 15—Operating Segments

        Prior to the fourth quarter of 2006, PAA managed its operations through two segments. Due to PAA's growth, especially in the facilities portion of its business (most notably in conjunction with the Pacific acquisition), PAA has revised the manner in which it internally evaluates its segment performance and decides how to allocate resources to its segments. As a result, PAA now manages its operations through three operating segments: (i) Transportation, (ii) Facilities, and (iii) Marketing. Prior period disclosures have been revised to reflect PAA's change in segments.

        PAA's chief operating decision maker evaluates segment performance based on segment profit and maintenance capital. PAA defines segment profit as revenues less (i) purchases and related costs, (ii) field operating costs and (iii) segment general and administrative ("G&A") expenses. Each of the items above excludes depreciation and amortization. As a master limited partnership, PAA makes quarterly distributions of its "available cash" (as defined in PAA's partnership agreement) to its unitholders. Therefore, PAA looks at each period's earnings before non-cash depreciation and amortization as an important measure of segment performance. The exclusion of depreciation and amortization expense could be viewed as limiting the usefulness of segment profit as a performance measure because it does not account in current periods for the implied reduction in value of our capital assets, such as crude oil pipelines and facilities, caused by aging and wear and tear. PAA compensates for this limitation by recognizing that depreciation and amortization are largely offset by repair and maintenance costs, which mitigate the actual decline in the value of PAA's principal fixed assets. These maintenance costs are a component of field operating costs included in segment profit or in maintenance capital, depending on the nature of the cost. Maintenance capital, which is deducted in determining "available cash," consists of capital expenditures required either to maintain the existing operating capacity of partially or fully depreciated assets or to extend their useful lives. Capital expenditures made to expand PAA's existing capacity, whether through construction or acquisition, are considered expansion capital expenditures, not maintenance capital. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred. The following table reflects certain financial data for each segment for the periods indicated.

	Transportation	Facilities	Marketing	Total
	(In millions)
Twelve Months Ended December 31, 2006
Revenues:
External Customers (includes buy/sell revenues of $0, $0, and $4,761.9, respectively)(1)	$343.6	$40.9	$22,059.9	$22,444.4
Intersegment(2)	190.4	46.8	0.9	238.1

Total revenues of reportable segments	$534.0	$87.7	$22,060.8	$22,682.5

Equity earnings in unconsolidated entities	$3.3	$5.8	$—	$9.1

Segment profit(1)(3)(4)	$199.1	$34.6	$228.0	$461.7

Capital expenditures	$1,956.9	$1,323.6	$72.6	$3,353.1

Total assets	$3,828.6	$1,333.0	$3,589.0	$8,750.6

SFAS 133 impact(1)	$—	$—	$(4.4)	$(4.4)

Maintenance capital	$20.0	$4.9	$3.3	$28.2

(1)
Amounts related to SFAS 133 are included in marketing revenues and impact segment profit.

(2)
Intersegment sales are conducted at arms length.

(3)
Marketing segment profit includes interest expense on contango inventory purchases of $49.2 million for the twelve months ended December 31, 2006.

(4)
The following table reconciles segment profit to consolidated income before cumulative effect of change in accounting principle (in millions):

Year Ended December 31, 2006
Segment profit	$461.7
Depreciation and amortization	(101.8)
Interest expense	(85.6)
Interest income and other, net	2.2
Income tax expense	(0.3)

Income before minority interest and cumulative effect of change in accounting principle	$276.2

  Geographic Data

        We have operations in the United States and Canada. Set forth below are revenues and long lived assets attributable to these geographic areas (in millions):

For the Year Ended December 31, 2006
Revenues
United States (includes buy/sell revenues of $4,169.5)	$18,118.0
Canada (includes buy/sell revenues of $592.4)	4,326.4

$22,444.4

Year Ended December 31, 2006
Long-Lived Assets
United States	$4,947.4
Canada	600.4

$5,548.3

        Prior to our consolidation of PAA beginning on January 1, 2006, we did not have any reportable segments or operating revenue derived from different geographic areas.

Note 16—Subsequent Event

  Class B Units

        On August 29, 2007, our Board of Directors authorized the grant of 200,000 Class B units of PAA GP. Approximately 163,000 Class B units have been granted or are approved for grant and the remaining units are reserved for future grants. The Class B units vest upon annualized PAA distribution levels of $3.50, $3.75, $4.00 and $4.50. Upon vesting, the Class B units are entitled to participate in distributions in any quarter in which PAA distributes at least $0.875 per common unit ($3.50 per common unit on an annualized basis). The maximum participation would be 8% of the amount in excess of $11.0 million per quarter.

  Canadian Tax Legislation

        In June 2007, Canadian legislation was passed that imposes Canadian tax on Specified Flow-Through Investments ("SIFT"). The legislation includes a safe harbor provision which grandfathers existing entities and delays the effective date of such legislation until 2011, subject to companies not exceeding the normal growth guidelines as defined in the legislation. Although limited guidance is currently available, we believe that it is more likely than not that PAA's Canadian partnerships will be considered a SIFT under the legislation and thus would be subject to the tax. PAA is currently within the normal growth guidelines as defined in the legislation, which delays the effective date for PAA until 2011.

PLAINS ALL AMERICAN PIPELINE, L.P.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except units)

	June 30, 2007	December 31, 2006
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$44.6	$11.3
Trade accounts receivable and other receivables, net	1,716.3	1,725.4
Inventory	1,585.8	1,290.0
Other current assets	115.7	130.9

Total current assets	3,462.4	3,157.6

PROPERTY AND EQUIPMENT	4,517.8	4,190.1
Accumulated depreciation	(431.0)	(348.1)

	4,086.8	3,842.0

OTHER ASSETS
Pipeline linefill in owned assets	248.3	265.5
Inventory in third-party assets	64.1	75.7
Investment in unconsolidated entities	200.1	183.0
Goodwill	1,045.5	1,026.2
Other, net	157.0	164.9

Total assets	$9,264.2	$8,714.9

LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$2,053.8	$1,846.6
Short-term debt	890.9	1,001.2
Other current liabilities	171.0	176.9

Total current liabilities	3,115.7	3,024.7

LONG-TERM LIABILITIES
Long-term debt under credit facilities and other	1.2	3.1
Senior notes, net of unamortized net discount of $1.9 and $1.8, respectively	2,623.1	2,623.2
Other long-term liabilities and deferred credits	124.6	87.1

Total long-term liabilities	2,748.9	2,713.4

COMMITMENTS AND CONTINGENCIES (NOTE 12)
PARTNERS' CAPITAL
Common unitholders (115,981,676 and 109,405,178 units outstanding at June 30, 2007 and December 31, 2006, respectively)	3,320.3	2,906.1
General partner	79.3	70.7

Total partners' capital	3,399.6	2,976.8

Total liabilities and partners' capital	$9,264.2	$8,714.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)
REVENUES
Crude oil, refined products and LPG sales and related revenues (includes buy/sell transactions of $4,761.9 in the first three months of 2006)	$3,792.0	$4,819.1	$7,908.7	$13,394.4
Pipeline tariff activities revenues	92.8	69.6	179.5	127.0
Other revenues	33.0	3.3	59.1	5.7

Total revenues	3,917.8	4,892.0	8,147.3	13,527.1
COSTS AND EXPENSES
Crude oil, refined products and LPG purchases and related costs (includes buy/sell transactions of $4,795.1 in the first three months of 2006)	3,529.6	4,657.3	7,429.2	13,081.8
Field operating costs	135.7	89.4	261.4	174.6
General and administrative expenses	47.7	27.4	94.5	59.2
Depreciation and amortization	52.1	21.3	92.0	42.9

Total costs and expenses	3,765.1	4,795.4	7,877.1	13,358.5

OPERATING INCOME	152.7	96.6	270.2	168.6

OTHER INCOME/(EXPENSE)
Equity earnings in unconsolidated entities	5.0	1.6	8.6	1.7
Interest expense (net of capitalized interest of $2.9 million and $0.9 million in the three months and $5.7 and $1.7 million in the six months ended June 30, 2007 and 2006, respectively)	(41.2)	(18.0)	(82.3)	(33.3)
Interest income and other income (expense), net	0.4	0.1	5.2	0.4

Income before tax	116.9	80.3	201.7	137.4
Current income tax expense	(0.7)	—	(0.8)	—
Deferred income tax expense	(11.4)	—	(11.4)	—

Income before cumulative effect of change in accounting principle	104.8	80.3	189.5	137.4
Cumulative effect of change in accounting principle	—	—	—	6.3

NET INCOME	$104.8	$80.3	$189.5	$143.7

NET INCOME-LIMITED PARTNERS	$86.3	$71.4	$154.4	$128.2

NET INCOME-GENERAL PARTNER	$18.5	$8.9	$35.1	$15.5

BASIC NET INCOME PER LIMITED PARTNER UNIT
Income before cumulative effect of change in accounting principle	$0.78	$0.82	$1.40	$1.47
Cumulative effect of change in accounting principle	—	—	—	0.08

Net income	$0.78	$0.82	$1.40	$1.55

DILUTED NET INCOME PER LIMITED PARTNER UNIT
Income before cumulative effect of change in accounting principle	$0.78	$0.81	$1.39	$1.45

Cumulative effect of change in accounting principle	—	—	—	0.08

Net income	$0.78	$0.81	$1.39	$1.53

BASIC WEIGHTED AVERAGE UNITS OUTSTANDING	110.5	77.0	109.9	75.5

DILUTED WEIGHTED AVERAGE UNITS OUTSTANDING	111.2	77.8	110.9	76.3

The accompanying notes are an integral part of these condensed consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Six Months Ended June 30,
	2007	2006
	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$189.5	$143.7
Adjustments to reconcile to cash flows from operating activities:
Depreciation and amortization	92.0	42.9
Cumulative effect of change in accounting principle	—	(6.3)
SFAS 133 mark-to-market adjustment	2.1	3.1
Inventory valuation adjustment	0.6	—
Gain on sale of investment assets	(3.9)	—
Long-Term Incentive Plan ("LTIP") charge	40.4	16.8
Income tax expense	12.2	—
Noncash amortization of terminated interest rate hedging instruments	0.4	0.8
(Gain)/loss on foreign currency revaluation	(2.0)	1.8
Equity earnings in unconsolidated entities, net of distributions	(7.8)	(1.7)
Changes in assets and liabilities, net of acquisitions:
Trade accounts receivable and other	36.1	(1,088.0)
Inventory	(235.4)	(214.3)
Accounts payable and other liabilities	146.4	464.5
Inventory in third party assets	0.1	—
Due to related parties	1.8	(6.0)

Net cash provided by (used in) operating activities	272.5	(642.7)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid in connection with acquisitions (Note 3)	(17.5)	(359.8)
Additions to property and equipment	(266.9)	(121.6)
Investment in unconsolidated entities	(9.3)	(10.0)
Cash paid for linefill in assets owned	(14.7)	(4.8)
Proceeds from sales of assets	12.6	3.5

Net cash used in investing activities	(295.8)	(492.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings on long-term revolving credit facility	—	54.6
Net borrowings/(repayments) on working capital revolving credit facility	(175.1)	229.9
Net borrowings on short-term letter of credit and hedged inventory facility	52.3	579.4
Proceeds from issuance of senior notes	—	249.5
Net proceeds from the issuance of common units (Note 7)	382.5	152.4
Distributions paid to common unitholders (Note 7)	(176.4)	(105.3)
Distributions paid to general partner (Note 7)	(35.6)	(15.1)
Other financing activities	(0.1)	(4.4)

Net cash provided by financing activities	47.6	1,141.0

Effect of translation adjustment on cash	9.0	(7.6)
Net increase (decrease) in cash and cash equivalents	33.3	(2.0)
Cash and cash equivalents, beginning of period	11.3	9.6

Cash and cash equivalents, end of period	$44.6	$7.6

Cash paid for interest, net of amounts capitalized	$74.6	$49.7

Cash paid for income taxes	$2.0	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL

(in millions)

	Common Units			Total Partners' Capital Amount
			General Partner Amount
	Units	Amount
	(unaudited)
Balance at December 31, 2006	109.4	$2,906.1	$70.7	$2,976.8
Net Income	—	154.4	35.1	189.5
Distributions	—	(176.4)	(35.6)	(212.0)
Issuance of common units	6.3	374.8	7.7	382.5
Issuance of common units under LTIP	0.3	17.2	0.4	17.6
Other comprehensive income	—	44.2	1.0	45.2

Balance at June 30, 2007	116.0	$3,320.3	$79.3	$3,399.6

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
	(unaudited)		(unaudited)
Net income	$104.8	$80.3	$189.5	$143.7
Other comprehensive income	58.5	19.2	45.2	19.7

Comprehensive income	$163.3	$99.5	$234.7	$163.4

CONDENSED CONSOLIDATED STATEMENT OF

CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME

(in millions)

	Net Deferred Gain/(Loss) on Derivative Instruments	Currency Translation Adjustments	Total
		(unaudited)
Balance at December 31, 2006	$(19.8)	$69.5	$49.7
Current Period Activity:
Reclassification adjustments for settled contracts	(28.0)	—	(28.0)
Changes in fair value of outstanding hedge positions	17.4	—	17.4
Currency translation adjustment	—	55.8	55.8

Total period activity	(10.6)	55.8	45.2

Balance at June 30, 2007	$(30.4)	$125.3	$94.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Note 1—Organization and Accounting Policies

        As used in this Form 10-Q, the terms "Partnership," "Plains," "we," "us," "our," "ours" and similar terms refer to Plains All American Pipeline, L.P. and its subsidiaries, unless the context indicates otherwise. We are engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products. We refer to liquefied petroleum gas and other natural gas related-petroleum products collectively as "LPG." Through our 50% equity ownership in PAA/Vulcan Gas Storage, LLC ("PAA/Vulcan"), we are also engaged in the development and operation of natural gas storage facilities.

        Our condensed consolidated interim financial statements should be read in conjunction with our consolidated financial statements and notes thereto presented in our 2006 Annual Report on Form 10-K. The accompanying financial statements and related notes present (i) our consolidated financial position as of June 30, 2007 and December 31, 2006, (ii) the results of our consolidated operations for the three months and six months ended June 30, 2007 and 2006, (iii) our consolidated cash flows for the six months ended June 30, 2007 and 2006, (iv) our consolidated changes in partners' capital for the six months ended June 30, 2007, (v) our consolidated comprehensive income for the three months and six months ended June 30, 2007 and 2006, and (vi) our changes in consolidated accumulated other comprehensive income for the six months ended June 30, 2007. The financial statements have been prepared in accordance with the instructions for interim reporting as prescribed by the Securities and Exchange Commission. All adjustments (consisting only of normal recurring adjustments) that in the opinion of management were necessary for a fair statement of the results for the interim periods have been reflected. All significant intercompany transactions have been eliminated. Certain reclassifications are made to prior periods to conform to current period presentation. The results of operations for the three months and six months ended June 30, 2007 should not be taken as indicative of the results to be expected for the full year.

        The accompanying condensed consolidated financial statements of PAA include PAA and all of its wholly-owned subsidiaries. Investments in 50% or less owned entities over which we have significant influence but not control are accounted for by the equity method.

Note 2—Trade Accounts Receivable

        Our accounts receivable are primarily from purchasers and shippers of crude oil and, to a lesser extent, purchasers of LPG. The majority of our accounts receivable relate to our marketing activities, which are generally high volume and low margin activities, in many cases involving exchanges of crude oil volumes. We determine the amount, if any, of the line of credit to be extended to any given customer and the form and amount of financial performance assurances we require. Such financial assurances are commonly provided to us in the form of standby letters of credit, advance cash payments or "parental" guarantees. At June 30, 2007 and December 31, 2006, we had received approximately $22.3 million and $28.3 million, respectively, of advance cash payments and prepayments from third parties to mitigate credit risk. In addition, we enter into netting arrangements with our counterparties. These arrangements cover a significant part of our transactions and also serve to mitigate credit risk.

        We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. At June 30, 2007 and December 31, 2006, substantially all of our net accounts receivable were less than 60 days past their scheduled invoice date. Although we consider our allowance for doubtful trade accounts receivable to be adequate, actual amounts might vary significantly from estimated amounts.

Note 3—Acquisitions and Dispositions

        During the first half of 2007, we acquired (i) a commercial refined products supply and marketing business (reflected in our marketing segment) for approximately $8 million in cash (including approximately $7 million of goodwill) and (ii) a trucking business (reflected in our transportation segment) for approximately $9 million in cash (including approximately $4 million of goodwill). Also, during the first half of 2007, we signed an agreement to acquire the Bumstead LPG storage facility located near Phoenix, Arizona for approximately $52 million. The acquisition closed in July 2007 and will be reflected in our facilities segment.

        In the second quarter of 2007, we incurred a net loss of approximately $9 million upon disposition of certain assets. This loss is included within "Depreciation and Amortization" on our Condensed Consolidated Statements of Operations.

Note 4—Inventory and Linefill

        At June 30, 2007 and December 31, 2006, inventory and linefill consisted of:

	June 30, 2007			December 31, 2006
	Barrels	Dollars	Dollar/ barrel(2)	Barrels	Dollars	Dollar/ barrel(2)
	(Barrels in thousands and dollars in millions)
Inventory(1)
Crude oil	20,502	$1,297.6	$63.29	18,331	$1,029.1	$56.14
LPG	5,949	274.9	$46.21	5,818	250.7	$43.09
Refined Products	65	4.8	$73.85	81	3.8	$46.91
Parts and supplies	N/A	8.5	N/A	N/A	6.4	N/A

Inventory subtotal	26,516	1,585.8		24,230	1,290.0

Inventory in third-party assets
Crude oil	1,156	60.7	$52.51	1,212	62.5	$51.57
LPG	75	3.4	$45.33	318	13.2	$41.51

Inventory in third-party assets subtotal	1,231	64.1		1,530	75.7

Pipeline linefill in owned assets
Crude oil	7,338	246.8	$33.63	7,831	264.4	$33.76
LPG	39	1.5	$38.46	31	1.1	$35.48

Pipeline linefill in owned assets subtotal	7,377	248.3		7,862	265.5

Total	35,124	$1,898.2		33,622	$1,631.2

(1)
Includes the impact of inventory hedges on a portion of our volumes.

(2)
The prices listed represent a weighted average price associated with various grades and qualities of crude oil, LPG and refined products and, accordingly, is not a comparable metric with published benchmarks for such products.

Note 5—Debt

        Below is a description of our debt as of June 30, 2007 (in millions):

	June 30, 2007	December 31, 2006
Short-term debt:
Senior secured hedged inventory facility bearing interest at a rate of 5.8% at both June 30, 2007 and December 31, 2006	$887.6	$835.3
Working capital borrowings, bearing interest at a rate of 5.9% at December 31, 2006(1)	—	158.2
Other	3.3	7.7

Total short-term debt	890.9	1,001.2
Long-term debt:
4.75% senior notes due August 2009, net of unamortized discount of $0.3 million and $0.4 million at June 30, 2007 and December 31, 2006, respectively	174.7	174.6
7.75% senior notes due October 2012, net of unamortized discount of $0.2 million and $0.2 million at June 30, 2007 and December 31, 2006, respectively	199.8	199.8
5.63% senior notes due December 2013, net of unamortized discount of $0.4 million and $0.5 million at June 30, 2007 and December 31, 2006, respectively	249.6	249.5
7.13% senior notes due June 2014, net of unamortized premium of $8.2 million and $8.8 million at June 30, 2007 and December 31, 2006, respectively	258.2	258.8
5.25% senior notes due June 2015, net of unamortized discount of $0.6 million and $0.6 million at June 30, 2007 and December 31, 2006, respectively	149.4	149.4
6.25% senior notes due September 2015, net of unamortized discount of $0.8 million and $0.8 million at June 30, 2007 and December 31, 2006, respectively	174.2	174.2
5.88% senior notes due August 2016, net of unamortized discount of $0.9 million and $0.9 million at June 30, 2007 and December 31, 2006, respectively	174.1	174.1
6.13% senior notes due January 2017, net of unamortized discount of $1.6 million and $1.8 million at June 30, 2007 and December 31, 2006, respectively	398.4	398.2
6.70% senior notes due May 2036, net of unamortized discount of $0.4 million and $0.4 million at June 30, 2007 and December 31, 2006, respectively	249.6	249.6
6.65% senior notes due January 2037, net of unamortized discount of $4.9 million and $5.0 million at June 30, 2007 and December 31, 2006, respectively	595.1	595.0

Senior notes, net of unamortized discount(2)	2,623.1	2,623.2
Adjustment related to fair value hedge	(1.4)	—
Long-term debt under credit facilities and other	2.6	3.1

Total long-term debt(1)(2)	2,624.3	2,626.3

Total debt	$3,515.2	$3,627.5

(1)
At December 31, 2006, we have classified $158.2 million of borrowings under our senior unsecured revolving credit facility as short-term. These borrowings are designated as working capital borrowings, must be repaid within one year, and are primarily for hedged inventory and New York Mercantile Exchange ("NYMEX") and IntercontinentalExchange ("ICE") margin deposits. No amounts were reclassified at June 30, 2007.

(2)
At June 30, 2007, the aggregate fair value of our fixed rate senior notes is estimated to be approximately $2,624.2 million. The carrying values of the variable rate instruments in our credit facilities approximate fair value primarily because interest rates fluctuate with prevailing market rates, and the credit spread on outstanding borrowings reflects market.

        In June 2007, the borrowing capacity under our senior secured hedged inventory facility was increased from $1.0 billion to $1.2 billion under the terms and conditions of such facility, as amended.

        On July 31, 2007, we amended our revolving credit facility to, among other things, change the maximum debt coverage ratio during an acquisition period from 5.25 to 1.0 to 5.5 to 1.0, and extend the maturity date from July 2011 to July 27, 2012.

  Letters of Credit

        In connection with our crude oil marketing business and as is customary in our industry, we provide certain suppliers and transporters with irrevocable standby letters of credit to secure our obligation for the purchase of crude oil. These letters of credit are issued under our credit facility, and our liabilities with respect to these purchase obligations are recorded in "Accounts payable and accrued liabilities" on our balance sheet in the month the crude oil is purchased. Generally, these letters of credit are issued for periods of up to seventy days and are terminated upon completion of each transaction. At June 30, 2007, approximately $89.4 million of letters of credit were outstanding under our credit facility.

Note 6—Earnings Per Limited Partner Unit

        Subject to applicability of Emerging Issues Task Force Issue No. 03-06 ("EITF 03-06"), "Participating Securities and the Two-Class Method under Financial Accounting Standards Board ("FASB") Statement No. 128," as discussed below, Partnership income is first allocated to the general partner based on the amount of incentive distributions. The remainder is then allocated 98% to the limited partners and 2% to the general partner. Basic and diluted net income per limited partner unit is determined by dividing net income attributable to limited partners by the weighted average number of outstanding limited partner units during the period.

        EITF 03-06 addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity when, and if, it declares dividends on its common stock (or partnership distributions to unitholders). EITF 03-06 applies to any accounting period where our aggregate net income exceeds our aggregate distribution. In such periods, we are required to present earnings per unit as if all of the earnings for the periods were distributed, regardless of the pro forma nature of this allocation and whether those earnings would actually be distributed from an economic or practical perspective. EITF 03-06 does not impact our overall net income or other financial results; however, for periods in which aggregate net income exceeds our aggregate distributions for such period, it will have the impact of reducing the earnings per limited partner unit. This result occurs as a larger portion of our aggregate earnings is allocated (as if distributed) to our general partner, even though we make cash distributions on the basis of cash available for distributions, not earnings, in any given accounting period. Earnings per limited partner unit (both basic and diluted) were reduced by $0.11 and $0.15 for the three and six months ended June 30, 2006, respectively, attributable to the application of EITF 03-06. The application of EITF 03-06 had no impact on our results for the three and six months ended June 30, 2007.

        The following sets forth the computation of basic and diluted earnings per limited partner unit (in millions, except per unit data).

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Numerator:
Net income	$104.8	$80.3	$189.5	$143.7
Less: General partner's incentive distribution paid	(16.7)	(7.4)	(32.0)	(12.9)

Subtotal	88.1	72.9	157.5	130.8
Less: General partner 2% ownership	(1.8)	(1.5)	(3.1)	(2.6)

Net income available to limited partners	86.3	71.4	154.4	128.2
Less: EITF 03-06 additional general partner's distribution	—	(8.2)	—	(11.2)

Net income available to limited partners under EITF 03-06	86.3	63.2	154.4	117.0
Less: Limited partner 98% portion of cumulative effect of change in accounting principle	—	—	—	(6.2)

Limited partner net income before cumulative effect of change in accounting principle	$86.3	$63.2	$154.4	$110.8

Denominator:
Basic earnings per limited partner unit (weighted average number of limited partner units outstanding)	110.5	77.0	109.9	75.5
Effect of dilutive securities:
LTIP units outstanding (1)	0.7	0.8	1.0	0.8

Diluted earnings per limited partner unit (weighted average number of limited partner units outstanding)	111.2	77.8	110.9	76.3

Basic net income per limited partner unit before cumulative effect of change in accounting principle	$0.78	$0.82	$1.40	$1.47
Cumulative effect of change in accounting principle per limited partner unit	—	—	—	0.08

Basic net income per limited partner unit	$0.78	$0.82	$1.40	$1.55

Diluted net income per limited partner unit before cumulative effect of change in accounting principle	$0.78	$0.81	$1.39	$1.45
Cumulative effect of change in accounting principle per limited partner unit	—	—	—	0.08

Diluted net income per limited partner unit	$0.78	$0.81	$1.39	$1.53

(1)
Our LTIP awards that contemplate the issuance of common units described in Note 8 are considered dilutive securities unless (i) vesting occurs only upon the satisfaction of a performance condition and (ii) that performance condition has yet to be satisfied. The dilutive securities are reduced by a hypothetical unit repurchase based on the remaining unamortized fair value, as prescribed by the treasury stock method in Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share."

Note 7—Partners' Capital and Distributions

  Direct Placements of Common Units

        We completed the following equity offerings of our common units during the six months ended June 30, 2007 and 2006, respectively (in millions, except units and per unit amounts):

Period	Units	Gross Unit Price	Proceeds from Sale	General Partner Contribution	Costs	Net Proceeds
June 2007	6,296,172	$59.56	$375.0	$7.7	$(0.2)	$382.5
March/April 2006	3,504,672	$42.80	$150.0	$3.0	$(0.6)	$152.4

  LTIP Vesting

        In May 2007, we issued 280,326 common units at a unit price of $61.47, for an approximate fair value of $17.2 million in connection with the settlement of vested LTIP awards. In addition, our general partner contributed $0.4 million in connection with the LTIP unit issuance.

  Distributions

        The following table details the distributions we have declared and paid in the six months ended June 30, 2007 and 2006 (in millions, except per unit amounts):

	Distributions Paid
		General Partner
	Common Unitholders				Distribution per unit
		Incentive	2%	Total
May 15, 2007	$88.9	$16.7	$1.8	$107.4	$0.8125
February 14, 2007	87.5	15.3	1.8	104.6	$0.8000

2007 total	$176.4	$32.0	$3.6	$212.0

May 15, 2006	$54.6	$7.4	$1.1	$63.1	$0.7075
February 14, 2006	50.7	5.6	1.0	57.3	$0.6875

2006 total	$105.3	$13.0	$2.1	$120.4

        On July 19, 2007, we declared a cash distribution of $0.83 per unit on our outstanding common units. The distribution is payable on August 14, 2007 to unitholders of record on August 3, 2007, for the period April 1, 2007 through June 30, 2007. The total distribution to be paid is approximately $118.2 million, with approximately $96.3 million to be paid to our common unitholders and $2.0 million and $19.9 million to be paid to our general partner for its general partner and incentive distribution interests, respectively.

        Upon closing of the acquisition of Pacific Energy Partners L.P. ("Pacific") in November 2006, our general partner agreed to reduce the amount of its incentive distributions as follows: (i) $5 million per quarter for the first four quarters beginning with the February 2007 distribution, (ii) $3.75 million per quarter for the following eight quarters, (iii) $2.5 million per quarter for the following four quarters, and (iv) $1.25 million per quarter for the final four quarters. The aggregate reduction in incentive distributions will be $65 million.

Note 8—Long-Term Incentive Plans

        Our general partner has adopted the Plains All American GP LLC 1998 Long-Term Incentive Plan ("the 1998 Plan"), the 2005 Long-Term Incentive Plan ("the 2005 Plan") and the PPX Successor Long-Term Incentive Plan for employees and directors ("the PPX Successor Plan"), as well as the Plains All American GP LLC 2006 Long-Term Incentive Tracking Unit Plan for non-officer employees ("the 2006 Plan"). The 1998 Plan, 2005 Plan and PPX Successor Plan authorize the grant of an aggregate of 5.4 million common units deliverable upon vesting. Although other types of awards are contemplated under the plans, currently outstanding awards are limited to "phantom" units, which mature into the right to receive common units (or cash equivalent) upon vesting. Some awards also include distribution equivalent rights ("DERs"). Subject to applicable earning criteria, a DER entitles the grantee to a cash payment equal to the cash distribution paid on an outstanding common unit prior to the vesting date of the underlying award. The 2006 Plan authorizes the grant of approximately 1.4 million "tracking units" which, upon vesting, represent the right to receive a cash payment in an amount based upon the market value of a Common Unit at the time of vesting. Our general partner is entitled to reimbursement by us for any costs incurred in settling obligations under the plans for services provided to us.

        Under SFAS 123(R) the fair value of the awards, which are subject to liability classification, is calculated based on the closing market price of our units at each balance sheet date adjusted for (i) the present value of any distributions that are estimated to occur on the underlying units over the vesting period that will not be received by the award recipients and (ii) an estimated forfeiture rate when appropriate. This fair value is recognized as compensation expense over the period the awards are earned. Our LTIP awards typically contain performance conditions based on attainment of certain annualized distribution levels and vest upon the later of a certain date or the attainment of such levels. For awards with performance conditions, we recognize LTIP compensation expense only if the achievement of the performance condition is considered probable and amortize that expense over the service period. When awards with performance conditions that were previously considered improbable of occurring become probable of occurring, we incur additional LTIP compensation expense necessary to adjust the life-to-date accrued liability associated with these awards. Our DER awards typically contain performance conditions based on attainment of certain annualized distribution levels and become earned upon the earlier of a certain date or the attainment of such levels. The DERs terminate with the vesting or forfeiture of the underlying LTIP award. We recognize compensation expense for DER payments in the period the payment is earned.

        At June 30, 2007 we have approximately 3.7 million awards outstanding. Upon our February 2007 annualized distribution of $3.20, approximately 1.5 million of these awards satisfied one of the two conditions necessary for vesting (the attainment of certain annualized distribution levels) and only lack the passage of time, vesting in various increments over the next 5 years. Approximately 1.8 million of our awards have performance conditions requiring the attainment of an annualized distribution of between $3.50 and $4.00 and vest upon the later of a certain date or the attainment of such levels. Provided the performance conditions associated with these awards are ultimately attained, these awards will vest in various increments between 2010 and 2014. The remaining 0.4 million awards contain the same performance conditions in order to accelerate the vesting but will vest in 2012 regardless of whether the performance conditions are attained. Approximately 2.3 million of our 3.7 million outstanding awards also include DERs, of which 1.1 million are currently earned.

        Our accrued liability at June 30, 2007 related to all outstanding awards and DERs is $51.9 million which includes an accrual associated with our assessment that the distribution threshold of $3.50 is probable of occurring.

        Our expenses and cash and noncash vestings related to our LTIP are summarized in the table below (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
LTIP expense(1)	$21.8	$6.0	$40.4	$16.8
LTIP unit vestings	$17.2	$—	$17.2	$—
LTIP cash settled vestings	$15.8	$0.4	$15.8	$0.4
DER cash payments	$1.3	$0.7	$2.4	$1.2

(1)
Approximately $8 million of the charge for the second quarter of 2007 and approximately $16 million of the charge for the first six months of 2007 is associated with the Partnership's closing unit price increasing from $51.20 at December 31, 2006 to $57.61 at March 31, 2007 and $63.65 at June 30, 2007.

        As of June 30, 2007, the weighted average remaining contractual life of our outstanding awards (that are currently considered probable of vesting) was approximately 3.2 years based on expected vesting dates. Based on the June 30, 2007 fair value measurement and probability assessment regarding future distributions, we expect to recognize an additional $91.6 million of expense over the life of our outstanding awards related to the remaining unrecognized fair value. This estimate is based on the closing market price of our limited partner units of $63.65 at June 30, 2007. Actual amounts may differ materially as a result of a change in market price and a change in probability assessment of future distributions. We estimate that the remaining fair value will be recognized in expense as shown below (in millions):

Year	LTIP Fair Value Amortization(1)
2007(2)	$16.3
2008	30.8
2009	23.7
2010	14.3
2011	4.4
2012	2.1

Total	$91.6

(1)
Amounts do not include fair value associated with awards containing performance conditions that are not considered to be probable of occurring at June 30, 2007.

(2)
Includes LTIP fair value amortization for the remaining six months of 2007.

        Our LTIP activity is summarized in the following table (in millions, except weighted average grant date fair values per unit):

	Units	Weighted Average Grant Date Fair Value per unit
Outstanding at December 31, 2006	3.0	$31.94
Granted	1.4	47.43
Vested	(0.7)	34.90
Cancelled or forfeited	—	—

Outstanding at June 30, 2007	3.7	$37.44

Note 9—Derivative Instruments and Hedging Activities

  Summary of Financial Impact

        The derivative instruments we use consist primarily of futures and options contracts traded on the NYMEX, the ICE and over-the-counter, including commodity swap and option contracts entered into with financial institutions and other energy companies.

        A summary of the earnings impact of all derivative activities, including the change in fair value of open derivatives and settled derivatives taken to earnings, is as follows (in millions, losses designated in parentheses):

	For the Three Months Ended June 30, 2007			For the Three Months Ended June 30, 2006
	Mark-to- market, net	Settled	Total	Mark-to- market, net	Settled	Total
Commodity price-risk hedging	$13.4	$11.1	$24.5	$(2.6)	$(10.1)	$(12.7)
Controlled trading program	—	0.8	0.8	—	—	—
Interest rate risk hedging	(0.3)	(0.2)	(0.5)	—	(0.4)	(0.4)
Currency exchange rate risk hedging	1.8	0.8	2.6	0.2	—	0.2

Total	$14.9	$12.5	$27.4	$(2.4)	$(10.5)	$(12.9)

	For the Six Months Ended June 30, 2007			For the Six Months Ended June 30, 2006
	Mark-to- market, net	Settled	Total	Mark-to- market, net	Settled	Total
Commodity price-risk hedging	$(5.6)	$80.9	$75.3	$(3.3)	$(3.9)	$(7.2)
Controlled trading program	—	0.9	0.9	—	—	—
Interest rate risk hedging	(0.3)	(0.4)	(0.7)	—	(0.8)	(0.8)
Currency exchange rate risk hedging	3.8	(0.2)	3.6	0.2	—	0.2

Total	$(2.1)	$81.2	$79.1	$(3.1)	$(4.7)	$(7.8)

        The breakdown of the net mark-to-market impact to earnings between derivatives that do not qualify for hedge accounting and the ineffective portion of cash flow hedges is as follows (in millions, losses designated in parentheses):

	For the Three Months ended June 30,		For the Six Months ended June 30,
	2007	2006	2007	2006
Derivatives that do not qualify for hedge accounting	$15.7	$(2.8)	$(0.7)	$(3.6)
Ineffective portion of cash flow hedges	(0.8)	0.4	(1.4)	0.5

Total	$14.9	$(2.4)	$(2.1)	$(3.1)

        Derivatives that do not qualify for hedge accounting consist of (i) derivatives that are an effective element of our risk management strategy but are not consistently effective to qualify for hedge accounting pursuant to SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," as amended ("SFAS 133") and (ii) certain transactions that have not been designated as hedges.

        The following table summarizes the net assets and liabilities on our condensed consolidated balance sheet that are related to the fair value of our open derivative positions (in millions):

	June 30, 2007	December 31, 2006
Other current assets	$38.7	$55.2
Other long-term assets	6.6	9.0
Other current liabilities	(68.2)	(77.3)
Long-term debt under credit facilities and other (fair value hedge adjustment)	1.4	—
Other long-term liabilities and deferred credits	(26.1)	(21.4)

Net liability	$(47.6)	$(34.5)

        The net liability related to the fair value of our open derivative positions consists of cumulative unrealized gains/losses recognized in earnings and cumulative unrealized gains/losses deferred to Accumulated Other Comprehensive Income ("AOCI") as follows, by category (in millions, losses designated in parentheses):

	June 30, 2007			December 31, 2006
	Net asset (liability)	Earnings	AOCI	Net asset (liability)	Earnings	AOCI
Commodity price-risk hedging	$(49.1)	$(24.5)	$(24.6)	$(32.5)	$(18.9)	$(13.6)
Controlled trading program	—	—	—	—	—	—
Interest rate risk hedging (1)	(0.3)	(0.3)	—	—	—	—
Currency exchange rate risk hedging	1.8	1.8	—	(2.0)	(2.0)	—

	$(47.6)	$(23.0)	$(24.6)	$(34.5)	$(20.9)	$(13.6)

(1)
Amounts are presented on a net basis and include both the net asset/(liability) related to our interest rate swaps and the fair value adjustment related to the underlying debt.

        In addition to the $24.6 million of unrealized losses deferred to AOCI for open derivative positions, AOCI also includes a deferred loss of approximately $5.9 million that relates to terminated interest rate swaps that were cash settled in connection with the refinancing of debt agreements over the past five years. The deferred loss related to these instruments is being amortized to interest expense over the original terms of the terminated instruments.

        The total amount of deferred net losses recorded in AOCI is expected to be reclassified to future earnings, contemporaneously with the related physical purchase or delivery of the underlying commodity or payments of interest. Of the total net loss deferred in AOCI at June 30, 2007, a net loss of $25.3 million will be reclassified into earnings in the next twelve months. The remaining net loss will be reclassified at various intervals (ending in 2016 for amounts related to our terminated interest rate swaps and 2008 for amounts related to our commodity price-risk hedging). Because a portion of these amounts is based on market prices at the current period end, actual amounts to be reclassified will differ and could vary materially as a result of changes in market conditions. During the three and six months ended June 30, 2007, no amounts were reclassified to earnings from AOCI in connection with forecasted transactions that were no longer considered probable of occurring.

Note 10—Related Party Transactions

  Crude Oil Purchases

        Until August 12, 2005, Vulcan Energy owned 100% of Calumet Florida L.L.C. ("Calumet"). Until May 24, 2007, Calumet was owned by Vulcan Resources Florida, Inc., the majority of which is owned by Paul G. Allen. On May 24, 2007, Calumet was sold and ceased to be related to Vulcan. In the period from April 1, 2007, until the date that Calumet was sold, we purchased crude oil from Calumet for approximately $5.9 million and in the period from January 1, 2007 until the date that Calumet was sold, we purchased crude oil from Calumet for approximately $17.2 million. In the second quarter and the first six months of 2006, we purchased crude oil from Calumet for approximately $11.3 million and $22.6 million, respectively.

  Gas Hedges

        PAA/Vulcan is developing a natural gas storage facility through its wholly owned subsidiary, Pine Prairie Energy Center, LLC ("Pine Prairie"). Proper functioning of the Pine Prairie storage caverns will require a minimum operating inventory contained in the caverns at all times (referred to as "base gas"). During the first quarter of 2006, we arranged to provide the base gas for the storage facility to Pine Prairie at a price not to exceed $8.50 per million cubic feet. In conjunction with this arrangement, we executed hedges on the NYMEX for the relevant delivery periods of 2008, 2009 and 2010. We recorded deferred revenue for receipt of a one-time fee of approximately $1 million for our services to own and manage the hedge positions and to deliver the natural gas.

Note 11—Income Taxes

        Our U.S. and Canadian subsidiaries are not taxable entities in the U.S. and are not subject to U.S. federal or state income taxes because the tax effect of operations is passed through to our unitholders. However, certain of our Canadian subsidiaries are taxable entities in Canada and are subject to Canadian federal and provincial income taxes. Our provision for income taxes for the three and six months ended June 30, 2007 reflects these Canadian federal and provincial taxes in addition to tax obligations under the Texas Margin Tax described below.

        In June 2007, Canadian legislation was passed that imposes Canadian tax on Specified Flow-Through Investments ("SIFT"). The legislation includes a safe harbor provision which grandfathers existing entities and delays the effective date of such legislation until 2011 subject to companies not exceeding the normal growth guidelines as defined in the legislation. Although limited guidance is currently available, we believe that it is more likely than not that our Canadian partnerships will be considered a SIFT under the legislation and thus would be subject to the tax. We are currently within the normal growth guidelines as defined in the legislation, which delays the effective date for us until 2011. In conjunction with the passage of this legislation, we have recognized a net deferred income tax provision of approximately $10.8 million during the three months ended June 30, 2007. This amount represents the estimated tax effect of temporary differences that exist at June 30, 2007 and are expected to reverse after the date that this legislation is effective for us based on the 31.5% tax rate that is expected to be in effect when these temporary differences reverse. Substantially all of this amount is related to differences between book basis and tax basis depreciation on applicable property and equipment. If and when facts and circumstances change, we will reassess our position and record adjustments as necessary.

        In May 2006, the State of Texas enacted a new business tax (the "Texas Margin Tax") that replaced its franchise tax. In general, any entity that conducts business in Texas is subject to the Texas Margin Tax. The tax is assessed on Texas sourced taxable margin which is defined as the lesser of (i) 70% of total revenue or (ii) total revenue less (a) cost of goods sold or (b) compensation and benefits.

        Although the bill states that the margin tax is not an income tax, it has the characteristics of an income tax since it is determined by applying a tax rate to a base that considers both revenue and expenses. Therefore we have accounted for Texas Margin Tax as income tax expense. Texas Margin Tax is effective for returns originally due on or after January 1, 2008. For calendar year end companies such as us, the margin tax is applied to 2007 activity.

        We adopted the provisions of FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of SFAS No. 109, on January 1, 2007. The adoption of FIN 48 had no material impact on our financial statements. We recognize interest and penalties related to uncertain tax positions in income tax expense. At June 30, 2007, we have no material assets, liabilities or accrued interest associated with uncertain tax positions.

        We file income tax returns in Canadian federal and various provincial jurisdictions. Generally, we are no longer subject to Canadian federal and provincial income tax examinations for years before 2004.

Note 12—Commitments and Contingencies

  Litigation

        Pipeline Releases.    In January 2005 and December 2004, we experienced two unrelated releases of crude oil that reached rivers located near the sites where the releases originated. In early January 2005, an overflow from a temporary storage tank located in East Texas resulted in the release of approximately 1,200 barrels of crude oil, a portion of which reached the Sabine River. In late December 2004, one of our pipelines in West Texas experienced a rupture that resulted in the release of approximately 4,500 barrels of crude oil, a portion of which reached a remote location of the Pecos River. In both cases, emergency response personnel under the supervision of a unified command structure consisting of representatives of Plains, the U.S. Environmental Protection Agency (the "EPA"), the Texas Commission on Environmental Quality and the Texas Railroad Commission conducted clean-up operations at each site. Approximately 980 and 4,200 barrels were recovered from the two respective sites. The unrecovered oil was removed or otherwise addressed by us in the course of site remediation. Aggregate costs associated with the releases, including estimated remediation costs, are estimated to be approximately $3.0 million to $3.5 million. In cooperation with the appropriate state and federal environmental authorities, we have substantially completed our work with respect to site restoration, subject to some ongoing remediation at the Pecos River site. EPA has referred these two crude oil releases, as well as several other smaller releases, to the U.S. Department of Justice (the "DOJ") for further investigation in connection with a possible civil penalty enforcement action under the Federal Clean Water Act. We are cooperating in the investigation. Our assessment is that it is probable we will pay penalties related to the two releases. We have accrued the estimated loss contingency, which is included in the estimated aggregate costs set forth above. It is reasonably possible that the loss contingency may exceed our estimate with respect to penalties assessed by the DOJ; however, we have no indication from EPA or the DOJ of what penalties might be sought. As a result, we are unable to estimate the range of a reasonably possible loss contingency in excess of our accrual.

        On November 15, 2006, we completed the acquisition of Pacific. The following is a summary of the more significant matters that relate to Pacific, its assets or operations.

        The People of the State of California v. Pacific Pipeline System, LLC ("PPS").    In March 2005, a release of approximately 3,400 barrels of crude oil occurred on Line 63, subsequently acquired by us in the Pacific merger. The release occurred when Line 63 was severed as a result of a landslide caused by heavy rainfall in the Pyramid Lake area of Los Angeles County. Total projected emergency response, remediation and restoration costs are approximately $26 million, substantially all of which had been incurred as of June 30, 2007. We expect to incur the remaining costs before the end of 2007. We anticipate that the majority of such costs will be covered under a pre-existing PPS pollution liability insurance policy.

        In March 2006, PPS, a subsidiary acquired in the Pacific merger, was served with a four-count misdemeanor criminal action in the Los Angeles Superior Court Case No. 6NW01020, which alleges the violation by PPS of two strict liability statutes under the California Fish and Game Code for the unlawful deposit of oil or substances harmful to wildlife into the environment, and violations of two sections of the California Water Code for the willful and intentional discharge of pollution into state waters. The fines that can be assessed against PPS for the violations of the strict liability statutes are based, in large measure, on the volume of unrecovered crude oil that was released into the environment, and, therefore, the maximum state fine, if any, that can be assessed is estimated to be approximately $1.1 million in the aggregate. This amount is subject to a downward adjustment with respect to actual volumes of recovered crude oil, and the State of California has the discretion to further reduce the fine, if any, after considering other mitigating factors. Because of the uncertainty associated with these factors, the final amount of the fine that will be assessed for the strict liability offenses cannot be ascertained. We will defend against these charges. In addition to these fines, the State of California has indicated that it may seek to recover approximately $150,000 in natural resource damages against PPS in connection with this matter. The mitigating factors may also serve as a basis for a downward adjustment of the natural resource damages amount. We believe that certain of the alleged violations are without merit and intend to defend against them, and that mitigating factors should apply.

        The EPA has referred this matter to the DOJ for the initiation of proceedings to assess civil penalties against PPS. We understand that the maximum permissible penalty, if any, that the EPA could assess under relevant statutes would be approximately $3.7 million. We believe that several mitigating circumstances and factors exist that could substantially reduce any penalty that might be imposed by the EPA, and intend to pursue discussions with the EPA regarding such mitigating circumstances and factors. Because of the uncertainty associated with these factors, the final amount of the penalty that will be assessed by the EPA cannot be ascertained. Discussions with the DOJ to resolve this matter have commenced.

        Kosseff v. Pacific Energy, et al, case no. BC 3544016. On June 15, 2006, a lawsuit was filed in the Superior Court of California, County of Los Angeles, in which the plaintiff alleged that he was a unitholder of Pacific and in which he sought to represent a class comprising all of Pacific's unitholders. The complaint named as defendants Pacific and certain of the officers and directors of Pacific's general partner, and asserted claims of self-dealing and breach of fiduciary duty in connection with the pending merger with us and related transactions. The plaintiff sought injunctive relief against completing the merger or, if the merger was completed, rescission of the merger, other equitable relief, and recovery of the plaintiff's costs and attorneys' fees. On September 14, 2006, Pacific and the other defendants entered into a memorandum of settlement with the plaintiff to settle the lawsuit. As part of the settlement, Pacific and the other defendants denied all allegations of wrongdoing and expressed willingness to settle the lawsuit solely because the settlement would eliminate the burden and expense of further litigation. The settlement was approved by the court on June 25, 2007. The settlement did not include award of monetary damages, however, in connection with the settlement, we (as successor to Pacific) paid approximately $0.5 million to the plaintiff's counsel for their fees and expenses and incurred the cost of mailing materials to the Pacific unitholders.

        Pacific Atlantic Terminals.    In connection with the Pacific merger, we acquired Pacific Atlantic Terminals LLC ("PAT"), which is now one of our subsidiaries. PAT owns crude oil and refined products terminals in northern California and in the Philadelphia metropolitan area. In the process of integrating PAT's assets into our operations, we identified certain aspects of the operations at the California terminals that appeared to be out of compliance with specifications under the relevant air quality permit. We conducted a prompt review of the circumstances and self-reported the apparent historical occurrences of non-compliance to the Bay Area Air Quality Management District. We are cooperating with the District's review of these matters. Although we are currently unable to determine the outcome of the foregoing, at this time, we do not believe it will have a material impact on our financial condition, results of operations or cash flows.

        Other Pacific-Legacy Matters.    Pacific had completed a number of acquisitions that had not been fully integrated prior to the merger with Plains. Accordingly, we have and may become aware of other matters involving the assets and operations acquired in the Pacific merger as they relate to compliance with environmental and safety regulations, which matters may result in the imposition of fines and penalties. For example, we have been informed by the EPA that terminals owned by Rocky Mountain Pipeline Systems LLC, one of the subsidiaries acquired in the Pacific merger, are purportedly out of compliance with certain regulatory documentation requirements.

        General.    We, in the ordinary course of business, are a claimant and/or a defendant in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We do not believe that the outcome of these legal proceedings, individually or in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

        Environmental.    We have in the past experienced and in the future likely will experience releases of crude oil into the environment from our pipeline and storage operations. We also may discover environmental impacts from past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may substantially affect our business. As we expand our pipeline assets through acquisitions, we typically improve on (decrease) the rate of releases from such assets as we implement our standards and procedures, remove selected assets from service and spend capital to upgrade the assets. In the near-term post-acquisition period, however, the inclusion of additional miles of pipe in our operations may result in an increase in the absolute number of releases company-wide compared to prior periods. We experienced such an increase in connection with the Pacific acquisition, which added approximately 5,000 miles of pipeline to our operations, and in connection with the purchase of assets from Link Energy LLC in April 2004, which added approximately 7,000 miles of pipeline to our operations. As a result, we have also received an increased number of requests for information from governmental agencies with respect to such releases of crude oil (such as EPA requests under Clean Water Act Section 308), commensurate with the scale and scope of our pipeline operations. See "—Pipeline Releases" above.

        At June 30, 2007, our reserve for environmental liabilities totaled approximately $36.3 million, of which $16.1 million is classified as short-term and $20.2 million is classified as long-term. At June 30, 2007, we have recorded receivables totaling approximately $8.3 million for amounts that are probable of recovery under insurance and from third parties under indemnification agreements. Although we believe our reserve is adequate, costs incurred in excess of this reserve may be higher and may potentially have a material adverse effect on our financial condition, results of operations or cash flows.

        Other.    A pipeline, terminal or other facility may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating pipelines, terminals and other facilities, including the potential loss of significant revenues. The overall trend in the environmental insurance industry appears to be a contraction in the breadth and depth of available coverage, while costs, deductibles and retention levels have increased. Absent a material favorable change in the environmental insurance markets, this trend is expected to continue as we continue to grow and expand. As a result, we anticipate that we will elect to self-insure more of our environmental activities or incorporate higher retention in our insurance arrangements. For example, in connection with our renewal of insurance in mid-2006, we increased our retention level for sudden and accidental pollution from $1 million to $5 million.

        The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, although we believe that we have established adequate reserves to the extent that such risks are not insured, costs incurred in excess of these reserves may be higher and may potentially have a material adverse effect on our financial condition, results of operations or cash flows.

Note 13—Operating Segments

        In the fourth quarter of 2006, we revised the manner in which we internally evaluate our segment performance and decide how to allocate resources to our segments. Prior period disclosures have been revised to reflect our change in segments. Our operations are conducted through three operating segments: (i) Transportation, (ii) Facilities and (iii) Marketing.

        Our chief operating decision maker evaluates segment performance based on segment profit, segment volumes, segment profit per barrel and maintenance capital. We define segment profit as revenues and equity in earnings of unconsolidated entities less (i) purchases and related costs, (ii) field operating costs and (iii) segment general and administrative ("G&A") expenses. Each of the items above excludes depreciation and amortization. As a master limited partnership, we make quarterly distributions of our "available cash" (as defined in our partnership agreement) to our unitholders. Therefore, we look at each period's earnings before non-cash depreciation and amortization as an important measure of segment performance. The exclusion of depreciation and amortization expense could be viewed as limiting the usefulness of segment profit as a performance measure because it does not account in current periods for the implied reduction in value of our capital assets, such as crude oil pipelines and facilities, caused by aging and wear and tear. We compensate for this limitation by recognizing that depreciation and amortization are largely offset by repair and maintenance costs, which lessen the actual decline in the value of our principal fixed assets. These maintenance costs are a component of field operating costs included in segment profit or in maintenance capital, depending on the nature of the cost. Maintenance capital, which is deducted in determining "available cash," consists of capital expenditures required either to maintain the existing operating capacity of partially or fully depreciated assets or to extend their useful lives. Capital expenditures made to expand our existing capacity, whether through construction or acquisition, are considered expansion capital expenditures, not maintenance capital. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred.

        The following tables reflect certain financial data for each segment for the periods indicated (in millions):

	Transportation	Facilities	Marketing	Total
Three Months Ended June, 2007
Revenues:
External Customers(1)	$108.5	$30.9	$3,778.4	$3,917.8
Intersegment(2)	85.7	23.3	9.1	118.1

Total revenues of reportable segments	$194.2	$54.2	$3,787.5	$4,035.9

Equity earnings in unconsolidated entities	$1.2	$3.8	$—	$5.0

Segment profit(1)(3)(4)	$79.7	$28.9	$101.2	$209.8

SFAS 133 impact(1)	$—	$—	$15.2	$15.2

Maintenance capital	$9.2	$2.4	$(0.7)	$10.9

	Transportation	Facilities	Marketing	Total
Three Months Ended June, 2006
Revenues:
External Customers(1)	$85.6	$9.2	$4,797.2	$4,892.0
Intersegment(2)	45.3	12.2	0.2	57.7

Total revenues of reportable segments	$130.9	$21.4	$4,797.4	$4,949.7

Equity earnings in unconsolidated entities	$0.5	$1.1	$—	$1.6

Segment profit(1)(3)(4)	$53.4	$8.1	$58.0	$119.5

SFAS 133 impact(1)	$—	$—	$(2.4)	$(2.4)

Maintenance capital	$3.4	$0.7	$0.3	$4.4

	Transportation	Facilities	Marketing	Total
Six Months Ended June 30, 2007
Revenues:
External Customers(1)	$210.5	$56.5	$7,880.3	$8,147.3
Intersegment(2)	161.9	42.8	16.8	221.5

Total revenues of reportable segments	$372.4	$99.3	$7,897.1	$8,368.8

Equity earnings in unconsolidated entities	$2.1	$6.5	$—	$8.6

Segment profit(1)(3)(4)	$152.8	$50.8	$167.2	$370.8

SFAS 133 impact(1)	$—	$—	$(1.8)	$(1.8)

Maintenance capital	$12.4	$6.2	$3.1	$21.7

	Transportation	Facilities	Marketing	Total
Six Months Ended June 30, 2006
Revenues:
External Customers (includes buy/sell revenues of $0, $0, and $4,761.9, respectively)(1)(5)	$157.3	$12.5	$13,357.3	$13,527.1
Intersegment(2)(5)	91.5	20.8	0.4	112.7

Total revenues of reportable segments	$248.8	$33.3	$13,357.7	$13,639.8

Equity earnings in unconsolidated entities	$0.8	$0.9	$—	$1.7

Segment profit(1)(3)(4)	$91.5	$10.6	$111.1	$213.2

SFAS 133 impact(1)	$—	$—	$(3.1)	$(3.1)

Maintenance capital	$6.4	$1.5	$1.2	$9.1

(1)
Amounts related to SFAS 133 are included in revenues in the marketing segment and impact marketing segment profit.

(2)
Intersegment sales are intended to reflect arms length transactions.

(3)
Marketing segment profit includes interest expense on contango purchases of $12.8 million and $13.3 million for the three months ended June 30, 2007 and 2006, respectively, and $24.5 million and $21.9 million for the six months ended June 30, 2007 and 2006, respectively.

(4)
The following table reconciles segment profit to consolidated income before cumulative effect of change in accounting principle (in millions):

	For the three months ended June 30,		For the six months ended June 30,
	2007	2006	2007	2006
Segment profit	$209.8	$119.5	$370.8	$213.2
Depreciation and amortization	(52.1)	(21.3)	(92.0)	(42.9)
Interest expense	(41.2)	(18.0)	(82.3)	(33.3)
Interest income and other income (expense), net	0.4	0.1	5.2	0.4
Income tax expense	(12.1)	—	(12.2)	—

Income before cumulative effect of change in accounting principle	$104.8	$80.3	$189.5	$137.4

(5)
The adoption of EITF 04-13 in 2006 resulted in inventory purchases and sales under buy/sell transactions, which historically would have been recorded gross as purchases and sales, to be treated as inventory exchanges in our consolidated statements of operations.

Note 14—Recent Accounting Pronouncements

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115" ("SFAS 159"). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The provisions of SFAS 159 will be effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of adoption of SFAS 159 but do not currently expect the adoption to have a material impact on our financial position, results of operations or cash flows.

        In December 2006, the FASB issued FASB Staff Position EITF 00-19-2, "Accounting for Registration Payment Arrangements" (the "FSP"). The FSP specifies that the contingent obligation to make future payments under a registration payment arrangement should be separately recognized and measured in accordance with FASB Statement No. 5 "Accounting for Contingencies." The FSP was effective immediately for registration payment arrangements and the financial instruments subject to those arrangements entered into or modified subsequent to December 21, 2006. For registration payment arrangements and for the financial instruments subject to those arrangements that were entered into prior to December 21, 2006, the FSP is effective for fiscal years beginning after December 15, 2006. At June 30, 2007, we did not have any material contingent obligations under registration payment arrangements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures regarding fair value measurements. SFAS 157 does not add any new fair value measurements, but it does change current practice and is intended to increase consistency and comparability in such measurement. The provisions of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The impact, if any, from the adoption of SFAS 157 in 2008 will depend on our assets and liabilities that are required to be measured at fair value at that time.

        In September 2006, the FASB issued FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities" ("FSP AUG AIR-1"). FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for the first fiscal year beginning after December 15, 2006. We expense major maintenance activities as incurred. The adoption of FSP AUG AIR-1 did not have any impact on our financial position, results of operations or cash flows.

        In June 2006, the EITF issued Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)" ("EITF 06-3"). EITF 06-3 is effective for all periods beginning after December 15, 2006 and its scope includes any tax that is assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer. The EITF stated that it is an entity's accounting policy decision whether to present the taxes on a gross basis (within revenues and costs) or on a net basis (excluded from revenues) but that the accounting policy should be disclosed. If presented on a gross basis, an entity is required to report the amount of such taxes for each period for which an income statement is presented, if those amounts are significant. Our accounting policy is to present such taxes on a net basis.

Note 15—Supplemental Condensed Consolidating Financial Information

        Some but not all of our 100% owned subsidiaries have issued full, unconditional, and joint and several guarantees of our Senior Notes. Given that certain, but not all, subsidiaries are guarantors of our Senior Notes, we are required to present the following supplemental condensed consolidating financial information. For purposes of the following footnote, the parent company is referred to as "Plains All American." See Note 12 of Part IV of our 2006 Annual Report on Form 10-K for detail of which subsidiaries are classified as "Guarantor Subsidiaries" and which subsidiaries are classified as "Non-Guarantor Subsidiaries."

        The following supplemental condensed consolidating financial information reflects Plains All American's separate accounts, the combined accounts of the Guarantor Subsidiaries, the combined accounts of the Non-Guarantor Subsidiaries, the combined consolidating adjustments and eliminations and Plains All American's consolidated accounts for the dates and periods indicated. For purposes of the following condensed consolidating information, Plains All American's investments in its subsidiaries and the Guarantor Subsidiaries' investments in their subsidiaries are accounted for under the equity method of accounting.

Condensed Consolidating Balance Sheet

	June 30, 2007
	Plains All American	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
ASSETS
Total current assets	$2,519.4	$3,202.5	$76.1	$(2,335.6)	$3,462.4
Property plant and equipment, net	—	3,468.8	618.0	—	4,086.8
Other assets:
Investment in unconsolidated entities	3,544.3	822.8	—	(4,167.0)	200.1
Other assets	21.4	1,177.9	315.6	—	1,514.9

Total assets	$6,085.1	$8,672.0	$1,009.7	$(6,502.6)	$9,264.2

LIABILITIES AND PARTNERS' CAPITAL
Total current liabilities	$62.1	$5,151.9	$237.3	$(2,335.6)	$3,115.7
Other liabilities:
Long-term debt	2,621.7	2.6	—	—	2,624.3
Other long-term liabilities and deferred credits	1.7	120.7	2.2	—	124.6

Total liabilities	2,685.5	5,275.2	239.5	(2,335.6)	5,864.6

Partners' Capital	3,399.6	3,396.8	770.2	(4,167.0)	3,399.6

Total liabilities and partners' capital	$6,085.1	$8,672.0	$1,009.7	$(6,502.6)	$9,264.2

Condensed Consolidating Balance Sheet

	December 31, 2006
	Plains All American	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)
ASSETS
Total current assets	$2,573.8	$3,048.7	$97.6	$(2,562.5)	$3,157.6
Property plant and equipment, net	—	3,226.9	615.1	—	3,842.0
Other assets:	—
Investment in unconsolidated entities	3,037.7	731.3	—	(3,586.0)	183.0
Other assets	23.0	1,197.9	311.4	—	1,532.3

Total assets	$5,634.5	$8,204.8	$1,024.1	$(6,148.5)	$8,714.9

LIABILITIES AND PARTNERS' CAPITAL
Total current liabilities	$34.2	$5,355.9	$14.1	$(2,379.5)	3,024.7
Other liabilities:
Long-term debt	2,623.2	(273.3)	276.4	—	2,626.3
Other long-term liabilities and deferred credits	0.3	84.5	2.3	—	87.1

Total liabilities	2,657.7	5,167.1	292.8	(2,379.5)	5,738.1

Partners' Capital	2,976.8	3,037.7	731.3	(3,769.0)	2,976.8

Total liabilities and partners' capital	$5,634.5	$8,204.8	$1,024.1	$(6,148.5)	$8,714.9

Condensed Consolidating Statement of Operations

	Three Months Ended June 30, 2007
	Plains All American	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net operating revenues(1)	$—	$356.7	$31.5	$—	$388.2
Field operating costs	—	125.7	10.0	—	135.7
General and administrative expenses	0.1	47.5	0.1	—	47.7
Depreciation and amortization	0.6	46.4	5.1	—	52.1

Operating income	(0.7)	137.1	16.3	—	152.7

Equity earnings in unconsolidated entities	146.4	17.5	—	(158.9)	5.0
Interest expense	41.0	0.2	—	—	41.2
Interest and other income (expense)	0.1	0.3	—	—	0.4
Income tax expense	—	12.1	—	—	12.1

Net (loss) income	$104.8	$142.6	$16.3	$(158.9)	$104.8

(1)
Net operating revenues are calculated as "Total revenues" less "Crude oil, refined products and LPG purchases and related costs".

Condensed Consolidating Statement of Operations

	Six Months Ended June 30, 2007
	Plains All American	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
Net operating revenues(1)	$—	$658.5	$59.6	$—	$718.1
Field operating costs	—	242.8	18.6	—	261.4
General and administrative expenses	0.1	95.5	(1.1)	—	94.5
Depreciation and amortization	1.3	80.6	10.1	—	92.0

Operating income	(1.4)	239.6	32.0	—	270.2

Equity earnings in unconsolidated entities	272.6	34.1	—	(298.1)	8.6
Interest expense	82.2	0.1	—	—	82.3
Interest and other income (expense)	0.5	4.7	—	—	5.2
Income tax expense	—	12.2	—	—	12.2

Net (loss) income	$189.5	$266.1	$32.0	$(298.1)	$189.5

(1)
Net operating revenues are calculated as "Total revenues" less "Crude oil, refined products and LPG purchases and related costs."

Condensed Consolidating Statements of Cash Flows

	Six Months Ended June 30, 2007
	Plains All American	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$189.5	$266.1	$32.0	$(298.1)	$189.5
Adjustments to reconcile to cash flows from operating activities:
Depreciation, amortization and other	1.3	80.6	10.1	—	92.0
Inventory valuation adjustment	—	0.6	—	—	0.6
Gain on sale of investment assets	—	(3.9)	—	—	(3.9)
SFAS 133 mark-to-market adjustment	0.3	1.8	—	—	2.1
Long-Term Incentive Plan charge	—	40.4	—	—	40.4
Deferred income tax expense	—	12.2	—	—	12.2
Noncash amortization of terminated interest rate hedging instruments	0.4	—	—	—	0.4
Gain on foreign currency revaluation	—	(2.0)	—	—	(2.0)
Equity earnings in unconsolidated entities	(271.8)	(33.3)	—	(297.3)	(7.8)
Net change in assets and liabilities, net of acquisitions	(82.8)	62.8	(31.8)	0.8	(51.0)

Net cash provided by operating activities	(163.1)	425.3	10.3	—	272.5

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid in connection with acquisition	—	(17.5)	—	—	(17.5)
Additions to property and equipment	—	(256.6)	(10.3)	—	(266.9)
Investment in unconsolidated entities, net	(9.3)	—	—	—	(9.3)
Cash paid for linefill in assets owned	—	(14.7)	—	—	(14.7)
Proceeds from sales of assets	—	12.6		—	12.6

Net cash used in investing activities	(9.3)	(276.2)	(10.3)	—	(295.8)

CASH FLOWS FROM FINANCING ACTIVITIES
Net repayments on working capital revolving credit facility	—	(175.1)	—	—	(175.1)
Net borrowings on short-term letter of credit and hedged inventory facility	—	52.3	—	—	52.3
Net proceeds from the issuance of common units	382.5	—	—	—	382.5
Distributions paid to unitholders and general partner	(212.0)	—	—	—	(212.0)
Other financing activities	0.4	(0.5)	—	—	(0.1)

Net cash provided by financing activities	170.9	(123.3)	—	—	47.6

Effect of translation adjustment on cash	—	9.0	—	—	9.0
Net increase (decrease) in cash and cash equivalents	(1.5)	34.8	—	—	33.3
Cash and cash equivalents, beginning of period	2.3	9.0			11.3

Cash and cash equivalents, end of period	$0.8	$43.8	$—	$—	$44.6

        For the three months and six months ended June 30, 2006, the Non-Guarantor Subsidiaries were considered minor, as defined by Regulation S-X rule 3-10(h)(6). As a result, supplemental condensed consolidating financial information is not presented for those periods.

PLAINS ALL AMERICAN PIPELINE, L.P.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the General Partner and Unitholders of Plains All American Pipeline, L.P.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, of changes in partners' capital, of comprehensive income and of changes in accumulated other comprehensive income present fairly, in all material respects, the financial position of Plains All American Pipeline, L.P. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Notes 1 and 2 to the consolidated financial statements, the Partnership changed the manner in which it accounts for pipeline linefill in 2004 and the manner in which it accounts for equity-based compensation and purchases and sales with the same counterparty in 2006.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
March 1, 2007

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In millions, except units)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11.3	$9.6
Trade accounts receivable and other receivables, net	1,725.4	781.0
Inventory	1,290.0	910.3
Other current assets	130.9	104.3

Total current assets	3,157.6	1,805.2

PROPERTY AND EQUIPMENT	4,190.1	2,116.1
Accumulated depreciation	(348.1)	(258.9)

	3,842.0	1,857.2

OTHER ASSETS
Pipeline linefill in owned assets	265.5	180.2
Inventory in third-party assets	75.7	71.5
Investment in unconsolidated entities	183.0	121.7
Goodwill	1,026.2	47.4
Other, net	164.9	37.1

Total assets	$8,714.9	$4,120.3

LIABILITIES AND PARTNERS' CAPITAL
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,846.6	$1,300.4
Short-term debt	1,001.2	378.4
Other current liabilities	176.9	114.5

Total current liabilities	3,024.7	1,793.3

LONG-TERM LIABILITIES
Long-term debt under credit facilities and other	3.1	4.7
Senior notes, net of unamortized net discount of $1.8 and $3.0, respectively	2,623.2	947.0
Other long-term liabilities and deferred credits	87.1	44.6

Total liabilities	5,738.1	2,789.6

COMMITMENTS AND CONTINGENCIES (NOTE 11)
PARTNERS' CAPITAL
Common unitholders (109,405,178 and 73,768,576 units outstanding at December 31, 2006 and 2005, respectively)	2,906.1	1,294.1
General partner	70.7	36.6

Total partners' capital	2,976.8	1,330.7

	$8,714.9	$4,120.3

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve Months Ended December 31,
	2006	2005	2004
	(In millions, except per unit data)
REVENUES
Crude oil and LPG sales (includes buy/sell transactions of $4,717.7, $16,077.8, and $11,247.0, respectively)	$21,406.9	$30,139.7	$20,184.3
Pipeline margin activities revenues (includes buy/sell transactions of $44.2, $197.1, and $149.8, respectively)	694.3	772.7	575.2
Pipeline tariff activities revenues	263.3	218.1	177.6
Other revenues	79.9	46.0	37.9

Total revenues	22,444.4	31,176.5	20,975.0
COSTS AND EXPENSES
Crude oil and LPG purchases and related costs (includes buy/sell transactions of $4,749.4, $15,910.3, and $11,137.7, respectively)	20,819.7	29,691.9	19,870.9
Pipeline margin activities purchases (includes buy/sell transactions of $45.7, $196.2, and $142.5, respectively	665.9	750.6	553.7
Field operating costs	369.8	272.5	219.5
General and administrative expenses	133.9	103.2	82.7
Depreciation and amortization	100.4	83.5	68.7

Total costs and expenses	22,089.7	30,901.7	20,795.5

OPERATING INCOME	354.7	274.8	179.5

OTHER INCOME/(EXPENSE)
Equity earnings in unconsolidated entities	7.7	1.8	0.5
Interest expense (net of capitalized interest of $6.0, $1.8, and $0.5)	(85.6)	(59.4)	(46.7)
Interest income and other income (expense), net	2.3	0.6	(0.2)
Income tax expense	(0.3)	—	—

Income before cumulative effect of change in accounting principle	278.8	217.8	133.1
Cumulative effect of change in accounting principle	6.3	—	(3.1)

NET INCOME	$285.1	$217.8	$130.0

NET INCOME-LIMITED PARTNERS	$246.9	$198.8	$119.3

NET INCOME-GENERAL PARTNER	$38.2	$19.0	$10.7

BASIC NET INCOME PER LIMITED PARTNER UNIT
Income before cumulative effect of change in accounting principle	$2.84	$2.77	$1.94
Cumulative effect of change in accounting principle	0.07	—	(0.05)

Net income	$2.91	$2.77	$1.89

DILUTED NET INCOME PER LIMITED PARTNER UNIT
Income before cumulative effect of change in accounting principle	$2.81	$2.72	$1.94
Cumulative effect of change in accounting principle	0.07	—	(0.05)

Net income	$2.88	$2.72	$1.89

BASIC WEIGHTED AVERAGE UNITS OUTSTANDING	81.1	69.3	63.3

DILUTED WEIGHTED AVERAGE UNITS OUTSTANDING	81.9	70.5	63.3

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$285.1	$217.8	$130.0
Adjustments to reconcile to cash flows from operating activities:
Depreciation and amortization	100.4	83.5	68.7
Cumulative effect of change in accounting principle	(6.3)	—	3.1
Inventory valuation adjustment	5.9	—	2.0
SFAS 133 mark-to-market adjustment	4.4	18.9	(1.0)
Long-Term Incentive Plan charge	42.7	26.1	7.9
Noncash amortization of terminated interest rate hedging instruments	1.5	1.6	1.5
(Gain)/loss on foreign currency revaluation	4.1	2.1	(5.0)
Net cash paid for terminated interest rate hedging instruments	(2.4)	(0.9)	(1.5)
Equity earnings in unconsolidated entities	(7.7)	(1.8)	(0.5)
Changes in assets and liabilities, net of acquisitions:
Trade accounts receivable and other	(729.0)	(298.4)	(28.7)
Inventory	(324.5)	(425.1)	(398.7)
Accounts payable and other current liabilities	356.7	427.8	327.5
Inventory in third party assets	(0.2)	—	(7.2)
Due to related parties	(6.0)	(27.5)	5.9

Net cash provided by (used in) operating activities	(275.3)	24.1	104.0

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid in connection with acquisitions, net of $20.0 cash acquired from acquisitions (Note 3)	(1,263.9)	(30.0)	(535.3)
Additions to property and equipment	(341.0)	(164.1)	(116.9)
Investment in unconsolidated entities	(45.9)	(112.5)	—
Cash paid for linefill in assets owned	(4.6)	—	(2.0)
Proceeds from sales of assets	4.4	9.4	3.0

Net cash used in investing activities	(1,651.0)	(297.2)	(651.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings/(repayments) on long-term revolving credit facility	(298.5)	(143.7)	64.9
Net borrowings on working capital revolving credit facility	2.8	67.2	62.9
Net borrowings/(repayments) on short-term letter of credit and hedged inventory facility	616.0	138.9	(20.1)
Proceeds from the issuance of senior notes	1,242.8	149.3	348.1
Net proceeds from the issuance of common units (Note 5)	642.8	264.2	262.1
Distributions paid to unitholders and general partner (Note 5)	(262.6)	(197.0)	(158.4)
Other financing activities	(16.3)	(8.3)	(5.0)

Net cash provided by financing activities	1,927.0	270.6	554.5

Effect of translation adjustment on cash	1.0	(0.9)	1.6
Net increase (decrease) in cash and cash equivalents	1.7	(3.4)	8.9
Cash and cash equivalents, beginning of period	9.6	13.0	4.1
Cash and cash equivalents, end of period	$11.3	$9.6	$13.0

Supplemental Cash Flow Formation:
Cash paid for interest, net of amounts capitalized	$122.3	$80.4	$40.8
Non-cash investing and financing transactions (all items are in connection with the Pacific acquisition):
Issuance of common units	$1,001.6	$—	$—
Assumption of senior notes	433.1	—	—
Assumption of property, plant and equipment	1,411.7	—	—
Assumption of intangible assets	72.3	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

			Class B		Class C
											Capital Partners'
	Common Units		Common Units		Common Units		Subordinated Units
									General Partner Amount	Total Units
	Units	Amount	Units	Amount	Units	Amount	Units	Amount			Amount
	(In millions)
Balance at December 31, 2003	49.5	$744.1	1.3	$18.0	—	$—	7.5	$(39.9)	$24.5	58.3	$746.7

Net income	—	111.1	—	2.5	—	4.2	—	1.5	10.7	—	130.0
Distributions	—	(134.2)	—	(3.0)	—	(5.7)	—	(4.2)	(11.3)	—	(158.4)
Issuance of common units	5.0	157.5	—	—	—	—	—	—	3.4	5.0	160.9
Issuance of common units under LTIP	0.4	11.8	—	—	—	—	—	—	0.2	0.4	12.0
Issuance of units for acquisition contingent consideration	0.4	13.1	—	—	—	—	—	—	0.3	0.4	13.4
Private placement of Class C common units	—	—	—	—	3.2	98.8	—	—	2.1	3.2	100.9
Other comprehensive income	—	59.9	—	1.3	—	3.1	—	(0.9)	1.3	—	64.7
Conversion of subordinated units	7.5	(43.5)	—	—	—	—	(7.5)	43.5	—	—	—

Balance at December 31, 2004	62.8	$919.8	1.3	$18.8	3.2	$100.4	—	$—	$31.2	67.3	$1,070.2

Net income	—	196.9	—	0.5	—	1.4	—	—	19.0	—	217.8
Distributions	—	(175.6)	—	(0.8)	—	(2.0)	—	—	(18.6)	—	(197.0)
Issuance of common units	6.5	258.7	—	—	—	—	—	—	5.5	6.5	264.2
Issuance of common units under LTIP	—	1.9	—	—	—	—	—	—	—	—	1.9
Conversion of Class B Units	1.3	18.3	(1.3)	(18.3)	—	—	—	—	—	—	—
Conversion of Class C Units	3.2	99.3	—	—	(3.2)	(99.3)	—	—	—	—	—
Other Comprehensive loss	—	(25.2)	—	(0.2)	—	(0.5)	—	—	(0.5)	—	(26.4)

Balance at December 31, 2005	73.8	$1,294.1	—	$—	—	$—	—	$—	$36.6	73.8	$1,330.7

Net income	—	246.9	—	—	—	—	—	—	38.2	—	285.1
Distributions	—	(224.9)	—	—	—	—	—	—	(37.7)	—	(262.6)
Issuance of common units in connection with Pacific acquisition	22.2	1,001.6	—	—	—	—	—	—	21.6	22.2	1,023.2
Issuance of common units	13.4	608.8	—	—	—	—	—	—	12.4	13.4	621.2
Other Comprehensive loss	—	(20.4)	—	—	—	—	—	—	(0.4)	—	(20.8)

Balance at December 31, 2006	109.4	$2,906.1	—	$—	—	$—	—	$—	$70.7	109.4	$2,976.8

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve Months Ended December 31,
	2006	2005	2004
	(In millions)
Net income	$285.1	$217.8	$130.0
Other comprehensive income/(loss)	(20.8)	(26.4)	64.7

Comprehensive income	$264.3	$191.4	$194.7

CONSOLIDATED STATEMENTS OF CHANGES IN ACCUMULATED
OTHER COMPREHENSIVE INCOME

	Net Deferred Gain/(Loss) on Derivative Instruments	Currency Translation Adjustments	Total
	(In millions)
Balance at December 31, 2003	$(7.7)	$39.9	$32.2
Reclassification adjustments for settled contracts	13.2	—	13.2
Changes in fair value of outstanding hedge positions	20.4	—	20.4
Currency translation adjustment	—	31.1	31.1

2004 Activity	33.6	31.1	64.7

Balance at December 31, 2004	$25.9	$71.0	$96.9

Reclassification adjustments for settled contracts	117.4	—	117.4
Changes in fair value of outstanding hedge positions	(159.9)	—	(159.9)
Currency translation adjustment	—	16.1	16.1

2005 Activity	(42.5)	16.1	(26.4)

Balance at December 31, 2005	$(16.6)	$87.1	$70.5

Reclassification adjustments for settled contracts	(145.3)	—	(145.3)
Changes in fair value of outstanding hedge positions	142.1	—	142.1
Currency translation adjustment	—	(17.6)	(17.6)

2006 Activity	(3.2)	(17.6)	(20.8)

Balance at December 31, 2006	$(19.8)	$69.5	$49.7

The accompanying notes are an integral part of these consolidated financial statements.

PLAINS ALL AMERICAN PIPELINE, L.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Basis of Presentation

  Organization

        Plains All American Pipeline, L.P. is a Delaware limited partnership formed in September 1998. Our operations are conducted directly and indirectly through our primary operating subsidiaries. As used in this Form 10-K, the terms "Partnership," "Plains," "we," "us," "our," "ours" and similar terms refer to Plains All American Pipeline, L.P. and its subsidiaries, unless the context indicates otherwise.

        We are engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products. We refer to liquefied petroleum gas and other natural gas related petroleum products collectively as "LPG." Through our 50% equity ownership in PAA/Vulcan Gas Storage, LLC ("PAA/Vulcan"), we develop and operate natural gas storage facilities. Prior to the fourth quarter of 2006, we managed our operations through two segments. Due to our growth, especially in the facilities portion of our business (most notably in conjunction with the Pacific acquisition), we have revised the manner in which we internally evaluate our segment performance and decide how to allocate resources to our segments. As a result, we now manage our operations through three operating segments: (i) Transportation, (ii) Facilities, and (iii) Marketing.

        Our 2% general partner interest is held by Plains AAP, L.P., a Delaware limited partnership. Plains All American GP LLC, a Delaware limited liability company, is Plains AAP, L.P.'s general partner. Plains All American GP LLC manages our operations and activities and employs our domestic officers and personnel. Our Canadian officers and employees are employed by our subsidiary PMC (Nova Scotia) Company, the general partner of Plains Marketing Canada, L.P. Unless the context otherwise requires, we use the term "general partner" to refer to both Plains AAP, L.P. and Plains All American GP LLC. Plains AAP, L.P. and Plains All American GP LLC are essentially held by seven owners with interests ranging from 54.3% to 1.2%.

  Basis of Consolidation and Presentation

        The accompanying financial statements and related notes present our consolidated financial position as of December 31, 2006 and 2005, and the consolidated results of our operations, cash flows, changes in partners' capital, comprehensive income and changes in accumulated other comprehensive income for the years ended December 31, 2006, 2005 and 2004. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the previous years to conform to the 2006 presentation of the financial statements. These reclassifications do not affect net income. The accompanying consolidated financial statements of PAA include PAA and all of its wholly owned subsidiaries. Investments in 50% or less owned entities over which we have significant influence but not control are accounted for by the equity method. We evaluate our equity investments for impairment in accordance with APB 18: The Equity Method of Accounting for Investments in Common Stock. An impairment of an equity investment results when factors indicate that the investment's fair value is less than its carrying value and the reduction in value is other than temporary in nature.

  Changes in Accounting Principle

  Stock-Based Compensation

        In December 2004, SFAS 123(R) was issued, which amends SFAS No. 123, "Accounting for Stock-Based Compensation," and establishes accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires that the cost resulting from such share-based payment transactions be recognized in the financial statements at fair value. Following our general partner's adoption of Emerging Issues Task Force Issue No. 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," we are now part of the same consolidated group and thus SFAS 123(R) is applicable to our general partner's long-term incentive plan. We adopted SFAS 123(R) on January 1, 2006 under the modified prospective transition method, as defined in SFAS 123(R), and recognized a cumulative effect of change in accounting principle of approximately $6 million. The cumulative effect adjustment represents a decrease to our LTIP life-to-date accrued expense and related liability under our previous cash-plan, probability-based accounting model and adjusts our aggregate liability to the appropriate fair-value based liability as calculated under a SFAS 123(R) methodology. Our LTIPs are administered by our general partner. We are required to reimburse all costs incurred by our general partner related to LTIP settlements. Our LTIP awards are classified as liabilities under SFAS 123(R) as the awards are primarily paid in cash. Under the modified prospective transition method, we are not required to adjust our prior period financial statements for this change in accounting principle.

  Linefill

        During the second quarter of 2004, we changed our method of accounting for pipeline linefill in third-party assets. Historically, we viewed pipeline linefill, whether in our assets or third-party assets, as having long-term characteristics rather than characteristics typically associated with the short-term classification of operating inventory. Therefore, previously we did not include linefill barrels in the same average costing calculation as our operating inventory, but instead carried linefill at historical cost. Following this change in accounting principle, the linefill in third-party assets that we historically classified as a portion of Pipeline Linefill on the face of the balance sheet (a long-term asset) and carried at historical cost, is included in Inventory (a current asset) in determining the average cost of operating inventory and applying the lower of cost or market analysis. At the end of each period, we reclassify the linefill in third-party assets not expected to be liquidated within the succeeding twelve months out of Inventory (a current asset), at average cost, and into Inventory in Third-Party Assets (a long-term asset), which is now reflected as a separate line item on the consolidated balance sheet.

        This change in accounting principle was effective January 1, 2004 and is reflected as a cumulative change in our consolidated statement of operations for the year ended December 31, 2004. The cumulative effect of this change in accounting principle as of January 1, 2004, is a charge of approximately $3.1 million, representing a reduction in Inventory of approximately $1.7 million, a reduction in Pipeline Linefill of approximately $30.3 million and an increase in Inventory in Third-Party Assets of $28.9 million.

Note 2—Summary of Significant Accounting Policies

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates we make include: (i) accruals related to purchases and sales, (ii) mark-to-market estimates pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting For Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), (iii) contingent liability accruals, (iv) estimated fair value of assets and liabilities acquired and identification of associated goodwill and intangible assets, (v) accruals related to our Long-Term Incentive Plans, (vi) property, plant, and equipment and depreciation expense, and (vii) accruals related to deferred tax assets, valuation allowances and tax liabilities. Although we believe these estimates are reasonable, actual results could differ from these estimates.

  Revenue Recognition

        Transportation Segment Revenues.    Revenues from pipeline tariffs and fees are associated with the transportation of crude oil at a published tariff as well as revenues associated with line leases for committed space on a particular system that may or may not be utilized. Tariff revenues are recognized either at the point of delivery or at the point of receipt pursuant to specifications outlined in the regulated and non-regulated tariffs. Revenues associated with line-lease fees are recognized in the month to which the lease applies, whether or not the space is actually utilized. All pipeline tariff and fee revenues are based on actual volumes and rates. Pipeline margin activities primarily consist of the purchase and sale of crude oil shipped on our San Joaquin Valley system using barrel exchanges and buy/sell arrangements. Revenues associated with these activities are recognized at the time title to the product sold transfers to the purchaser, which occurs upon delivery of the product to the purchaser or its designee. All of our pipeline margin activities revenues are based on actual volumes and prices.

        Facilities Segment Revenues.    Storage and terminalling revenues (which are included within Other Revenues on our Consolidated Statements of Operations) consist of (i) storage fees from actual storage used on a month-to-month basis; (ii) storage fees resulting from short-term and long-term contracts for committed space that may or may not be utilized by the customer in a given month; and (iii) terminal throughput charges to pump to connecting carriers. Revenues on storage are recognized ratably over the term of the contract. Terminal throughput charges are recognized as the crude oil, LPG or refined product exits the terminal and is delivered to the connecting carrier or third-party terminal. Any throughput volumes in transit at the end of a given month are treated as third party inventory and do not incur storage fees. All terminalling and storage revenues are based on actual volumes and rates.

        Marketing Segment Revenues.    Revenues from sales of crude oil, LPG and other products are recognized at the time title to the product sold transfers to the purchaser, which occurs upon delivery of the product to the purchaser or its designee. Sales of crude oil and LPG consist of outright sales contracts and buy/sell arrangements as well as barrel exchanges. In September 2005, the Emerging Issues Task Force ("EITF") issued Issue No. 04-13 ("EITF 04-13"), "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The EITF concluded that inventory purchases and sales transactions with the same counterparty should be combined for accounting purposes if they were entered into in contemplation of each other. The EITF provided indicators to be considered for purposes of determining whether such transactions are entered into in contemplation of each other. Guidance was also provided on the circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 became effective in reporting periods beginning after March 15, 2006.

        We adopted EITF 04-13 on April 1, 2006. The adoption of EITF 04-13 resulted in inventory purchases and sales under buy/sell transactions, which historically would have been recorded gross as purchases and sales, to be treated as inventory exchanges in our consolidated statement of operations. In conformity with EITF 04-13, prior periods are not affected, although we have parenthetically disclosed prior period buy/sell transactions in our consolidated statements of operations. The treatment of buy/sell transactions under EITF 04-13 reduces both revenues and purchases on our income statement but does not impact our financial position, net income, or liquidity.

  Purchases and Related Costs

        Purchases and related costs include: (i) the cost of crude oil and LPG purchased in outright purchases as well as buy/sell arrangements prior to the adoption of EITF 04-13; (ii) third-party transportation and storage, whether by pipeline, truck or barge; (iii) interest cost attributable to borrowings for inventory stored in a contango market; (iv) performance related bonus accruals; and (v) expenses of issuing letters of credit to support these purchases. These purchases are accrued at the time title transfers to us.

  Operating Expenses and General and Administrative Expenses

        Operating expenses consist of various field and pipeline operating expenses including fuel and power costs, telecommunications, payroll and benefit costs for truck drivers and pipeline field personnel, maintenance costs, regulatory compliance, environmental remediation, insurance, vehicle leases, and property taxes. General and administrative expenses consist primarily of payroll and benefit costs, certain information system and legal costs, office rent, contract and consultant costs, and audit and tax fees.

  Foreign Currency Transactions

        Assets and liabilities of subsidiaries with a functional currency other than the U.S. Dollar are translated at period-end rates of exchange, and revenues and expenses are translated at average exchange rates prevailing for each month. The resulting translation adjustments are made directly to a separate component of other comprehensive income in partners' capital. Gains and losses from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the consolidated statement of operations. The foreign currency transactions resulted in a loss of approximately $4.1 million, a loss of approximately $2.1 million, and a gain of approximately $5.0 million for the years ended December 31, 2006, 2005, and 2004, respectively.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of all demand deposits and funds invested in highly liquid instruments with original maturities of three months or less and typically exceed federally insured limits. We periodically assess the financial condition of the institutions where these funds are held and believe that the credit risk is minimal.

  Accounts Receivable

        Our accounts receivable are primarily from purchasers and shippers of crude oil and, to a lesser extent, purchasers of LPG. The majority of our accounts receivable relate to our marketing activities that can generally be described as high volume and low margin activities, in many cases involving exchanges of crude oil volumes. We make a determination of the amount, if any, of the line of credit to be extended to any given customer and the form and amount of financial performance assurances we require. Such financial assurances are commonly provided to us in the form of standby letters of credit, advance cash payments or "parental" guarantees. At December 31, 2006 and 2005, we had received approximately $28.3 million and $52.5 million, respectively, of advance cash payments and prepayments from third parties to mitigate credit risk. In addition, we enter into netting arrangements with our counterparties. These arrangements cover a significant part of our transactions and also serve to mitigate credit risk.

        We review all outstanding accounts receivable balances on a monthly basis and record a reserve for amounts that we expect will not be fully recovered. Actual balances are not applied against the reserve until substantially all collection efforts have been exhausted. At December 31, 2006 and 2005, substantially all of our net accounts receivable classified as current were less than 60 days past their scheduled invoice date, and our allowance for doubtful accounts receivable (the entire balance of which is classified as current) totaled $0.7 million and $0.8 million, respectively. Although we consider our allowance for doubtful trade accounts receivable to be adequate, there is no assurance that actual amounts will not vary significantly from estimated amounts. Following is a reconciliation of the changes in our allowance for doubtful accounts balances (in millions):

	December 31,
	2006	2005	2004
Balance at beginning of year	$0.8	$0.6	$0.2
Applied to accounts receivable balances	(0.3)	(0.7)	—
Charged to expense	0.2	0.9	0.4

Balance at end of year	$0.7	$0.8	$0.6

  Inventory and Pipeline Linefill

        Inventory primarily consists of crude oil, refined products and LPG in pipelines, storage tanks and rail cars that is valued at the lower of cost or market, with cost determined using an average cost method. During 2006, we recorded a $5.9 million noncash charge related to the writedown of our crude oil and LPG inventory due to declines in oil prices during the third and fourth quarters of 2006. During the fourth quarter of 2004, we recorded a $2.0 million noncash charge related to the writedown of our LPG inventory. There was no such charge in 2005. Linefill and minimum working inventory requirements in assets we own are recorded at historical cost and consist of crude oil and LPG used to pack the pipeline such that when an incremental barrel enters a pipeline it forces a barrel out at another location, as well as the minimum amount of crude oil necessary to operate our storage and terminalling facilities.

        Minimum working inventory requirements in third-party assets are included in Inventory (a current asset) in determining the average cost of operating inventory and applying the lower of cost or market analysis. At the end of each period, we reclassify the inventory in third party assets not expected to be liquidated within the succeeding twelve months out of Inventory, at average cost, and into Inventory in Third-Party Assets (a long-term asset), which is reflected as a separate line item within other assets on the consolidated balance sheet.

        At December 31, 2006 and 2005, inventory and linefill consisted of:

	December 31, 2006			December 31, 2005
	Barrels	Dollars	Dollar/ barrel	Barrels	Dollars	Dollar/ barrel
	(Barrels in thousands and dollars in millions)
Inventory(1)
Crude oil	18,331	$1,029.1	$56.14	13,887	$755.7	$54.42
LPG	5,818	250.7	$43.09	3,649	149.0	$40.83
Refined Products	81	3.8	$46.91	—	—	N/A
Parts and supplies	N/A	6.4	N/A	N/A	5.6	N/A

Inventory subtotal	24,230	1,290.0		17,536	910.3

Inventory in third-party assets(1)
Crude oil	1,212	62.5	$51.57	1,248	58.6	$46.96
LPG	318	13.2	$41.51	318	12.9	$40.57

Inventory in third-party assets subtotal	1,530	75.7		1,566	71.5

Linefill in owned assets
Crude oil	7,831	264.4	$33.76	6,207	179.3	$28.89
LPG	31	1.1	$35.48	27	0.9	$33.33

Linefill in owned assets subtotal	7,862	265.5		6,234	180.2

Total	33,622	$1,631.2		25,336	$1,162.0

(1)
Includes the impact of inventory hedges on a portion of our volumes.

  Property and equipment

        Property and equipment, net is stated at cost and consisted of the following:

		December 31,
	Estimated Useful Lives (Years)
		2006	2005
		(In millions)
Crude oil pipelines and facilities	30 - 40	$3,484.3	$1,739.5
Crude oil and LPG storage and terminal facilities	30 - 40	456.1	214.6
Trucking equipment and other	5 - 15	211.6	137.1
Office property and equipment	3 - 5	38.1	24.9

		4,190.1	2,116.1
Less accumulated depreciation		(348.1)	(258.9)

Property and equipment, net		$3,842.0	$1,857.2

        Depreciation expense for each of the three years in the period ended December 31, 2006 was $91.3 million, $79.2 million and $64.8 million, respectively.

        We calculate our depreciation using the straight-line method, based on estimated useful lives and salvage values of our assets. These estimates are based on various factors including age (in the case of acquired assets), manufacturing specifications, technological advances and historical data concerning useful lives of similar assets. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand in the area. When assets are put into service, we make estimates with respect to useful lives and salvage values that we believe are reasonable. However, subsequent events could cause us to change our estimates, thus impacting the future calculation of depreciation and amortization. Historically, adjustments to useful lives have not had a material impact on our aggregate depreciation levels from year to year. Also, gains/losses on sales of assets and asset impairments are included as a component of depreciation and amortization in the consolidated statements of operations.

        In accordance with our capitalization policy, costs associated with acquisitions and improvements that expand our existing capacity, including related interest costs, are capitalized. For the years ended December 31, 2006, 2005 and 2004, capitalized interest was $6.0 million, $1.8 million and $0.5 million, respectively. In addition, costs required either to maintain the existing operating capacity of partially or fully depreciated assets or to extend their useful lives are capitalized and classified as maintenance capital. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred.

  Equity Method of Accounting

        Our investments in PAA/Vulcan, Frontier Pipeline Company ("Frontier"), Settoon Towing, LLC ("Settoon Towing") and Butte Pipe Line Company ("Butte") are accounted for under the equity method of accounting. Our ownership interests in PAA/Vulcan, Frontier, Settoon Towing and Butte are 50%, 22%, 50% and 22%, respectively. We do not consolidate any part of the assets or liabilities of our equity investees. Our share of net income or loss is reflected as one line item on the income statement and will increase or decrease, as applicable, the carrying value of our investments on the balance sheet. Distributions to the Partnership will reduce the carrying value of our investments and will be reflected on our cash flow statement.

  Asset Retirement Obligation

        We account for asset retirement obligations under SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the time of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS 143 requires that the cost for asset retirement should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

        Some of our assets, primarily related to our transportation segment, have contractual or regulatory obligations to perform remediation and, in some instances, dismantlement and removal activities when the assets are abandoned. These obligations include varying levels of activity including disconnecting inactive assets from active assets, cleaning and purging assets, and in some cases, completely removing the assets and returning the land to its original state. The timing of the obligations is determined relative to the date on which the asset is abandoned. Many of our pipelines are trunk and interstate systems that transport crude oil. The pipelines with indeterminate settlement dates have been in existence for many years and with regular maintenance will continue to be in service for many years to come. Also, it is not possible to predict when demands for this transportation will cease and we do not believe that such demand will cease for the foreseeable future. Accordingly, we believe the date when these assets will be abandoned is indeterminate. With no reasonably determinable abandonment date, we cannot reasonably estimate the fair value of the associated asset retirement obligations. We will record asset retirement obligations for these assets in the period in which sufficient information becomes available for us to reasonably determine the settlement dates. A small portion of our contractual or regulatory obligations are related to assets that are inactive or that we plan to take out of service and although the ultimate timing and costs to settle these obligations are not known with certainty, we can reasonably estimate the obligation. We have estimated that the fair value of these obligations is approximately $4.7 million and $4.6 million at December 31, 2006 and 2005, respectively.

  Impairment of Long-Lived Assets

        Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," as amended. Under SFAS 144, a long-lived asset is tested for impairment when events or circumstances indicate that its carrying value may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows, an impairment loss equal to the amount by which the carrying value exceeds the fair value of the asset is recognized. Fair value is generally determined from estimated discounted future net cash flows. Impairments were not material in 2006 and 2005. In 2004, we recognized a charge of approximately $2.0 million associated with taking our pipeline in the Illinois Basin out of service. The impairments, which were predominantly related to assets that will be taken out of service, are included as a component of depreciation and amortization in the consolidated statements of operations. These assets did not support spending the capital necessary to continue service and we utilized other assets to handle these activities.

        We periodically evaluate property, plant and equipment for impairment when events or circumstances indicate that the carrying value of these assets may not be recoverable. The evaluation is highly dependent on the underlying assumptions of related cash flows. We consider the fair value estimate used to calculate impairment of property, plant and equipment a critical accounting estimate. In determining the existence of an impairment in carrying value, we make a number of subjective assumptions as to:

  •
  whether there is an indication of impairment;

  •
  the grouping of assets;

  •
  the intention of "holding" versus "selling" an asset;

  •
  the forecast of undiscounted expected future cash flow over the asset's estimated useful life; and

  •
  if an impairment exists, the fair value of the asset or asset group.

  Goodwill and Other Intangible Assets

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we test goodwill at least annually (on June 30) to determine whether an impairment has occurred. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. Pursuant to SFAS 142, a reporting unit is an operating segment or one level below an operating segment for which discrete financial information is available and regularly reviewed by segment management. Our reporting units are one level below our operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Fair value is assessed based on multiples of earnings or revenue. An impairment loss is recognized if the carrying amount is not recoverable and its carrying amount exceeds its fair value. Since adoption of SFAS 142, we have not recognized any impairment of goodwill.

        The table below reflects our changes in goodwill:

	Transportation	Facilities	Marketing	Total
	(In millions)
Balance at December 31, 2004	$—	$0.4	$47.0	$47.4

Balance at December 31, 2005	$—	$0.4	$47.0	$47.4

2006 Additions
Pacific(1)	393.0	190.2	260.0	843.2
Andrews	5.9	58.4	6.0	70.3
SemCrude	—	—	62.8	62.8
Other	—	—	2.5	2.5

Balance at December 31, 2006	$398.9	$249.0	$378.3	$1,026.2

(1)
The purchase price allocation related to the Pacific acquisition is preliminary and subject to change, pending finalization of the valuation of the assets and liabilities acquired.

        Intangible assets are tested for impairment when events or circumstances indicate that the carrying value may not be recoverable. Our intangible assets consist of the following:

		December 31, 2006			December 31, 2005
	Estimated Useful Lives (Years)	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
		(In millions)
Customer contracts	5-17	$82.3	$(5.4)	$76.9	$2.8	$(1.1)	$1.7
Emission reduction credits	n/a	33.3		33.3	—	—	—
Environmental permits	2	7.9	(0.5)	7.4	—	—	—

		$123.5	$(5.9)	$117.6	$2.8	$(1.1)	$1.7

        Our amortization expense for finite-lived intangible assets for the years ended December 31, 2006, 2005 and 2004 was $4.8 million, $0.3 million and $0.3, respectively.

        We estimate that our amortization expense related to finite-lived intangible assets for the next five years will be as follows (in millions):

2007	$10.7
2008	$10.0
2009	$6.6
2010	$6.6
2011	$5.6

  Other assets, net

        Other assets, net of accumulated amortization consist of the following:

	December 31,
	2006	2005
	(In millions)
Debt issue costs	$29.3	$17.4
Fair value of derivative instruments	9.1	5.5
Intangible assets(1)	123.5	2.8
Other	17.9	18.5

	179.8	44.2
Less accumulated amortization	(14.9)	(7.1)

	$164.9	$37.1

(1)
The majority of the increase in 2006 relates to acquisitions. See the table above and Note 3.

        Costs incurred in connection with the issuance of long-term debt and amendments to our credit facilities are capitalized and amortized using the straight-line method over the term of the related debt. Use of the straight-line method does not differ materially from the "effective interest" method of amortization. Fully amortized debt issue costs and the related accumulated amortization are written off in conjunction with the refinancing or termination of the applicable debt arrangement. We capitalized debt issue costs of approximately $13.2 million, $3.3 million and $5.9 million in 2006, 2005 and 2004, respectively. In addition, during 2006 we wrote off approximately $1.4 million of fully amortized costs and the related accumulated amortization. During 2006, 2005 and 2004, we wrote off unamortized costs totaling $0, $1.4 million and $0.7 million, respectively.

        Amortization expense related to other assets (including finite-lived intangible assets) for each of the three years in the period ended December 31, 2006, was $9.1 million, $4.3 million and $3.9 million, respectively.

  Environmental Matters

        We record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We also record receivables for amounts recoverable from insurance or from third parties under indemnification agreements in the period that we determine the costs are probable of recovery.

        We expense expenditures that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We record environmental liabilities assumed in business combinations based on the estimated fair value of the environmental obligations caused by past operations of the acquired company. See Note 13.

  Income and Other Taxes

        No provision for U.S. federal income taxes related to our operations is included in the accompanying consolidated financial statements. As a partnership we are not subject to federal or state income tax and the tax effect of our activities accrues to the unitholders. Except for the Canadian operations acquired in the Pacific acquisition, the Partnership's Canadian operations are conducted through an operating limited partnership, of which our wholly owned subsidiary PMC (Nova Scotia) Company is the general partner. For Canadian tax purposes, the general partner is taxed as a corporation, subject to income taxes and a capital-based tax at federal and provincial levels. For the years presented, these amounts were immaterial. The Canadian entities acquired in the Pacific acquisition are corporations for Canadian tax purposes, thus their operations are subject to income taxes in Canada. For 2006, the income tax provision associated with these operations was not material.

        We estimate (a) income taxes in the jurisdictions in which we operate, (b) net deferred tax assets and liabilities based on expected future taxes in the jurisdictions in which we operate, (c) valuation allowances for deferred tax assets and (d) contingent tax liabilities for estimated exposures related to our current tax positions. These estimates are considered a critical accounting estimate because they require projecting future operating results (which is inherently imprecise). Also, these estimates depend on assumptions regarding our ability to generate future taxable income during the periods in which temporary differences are deductible. See Note 7.

        As of December 31, 2006, we have not recorded a valuation allowance against our deferred tax assets for federal net operating loss carryforwards. Management believes that it is more likely than not that we will realize the deferred tax assets associated with the federal net operating loss. Key factors in this assessment include an evaluation of our recent history of taxable earnings and losses (as adjusted), future reversals of temporary differences and identification of other sources of future taxable income, including the identification of tax planning strategies.

  Recent Accounting Pronouncements

        In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115" ("SFAS 159"). SFAS 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value in situations in which they are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. The provisions of SFAS 159 will be effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of adoption of SFAS 159 but do not currently expect the adoption to have a material impact on our financial position, results of operations or cash flows.

        In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N, Financial Statements—Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. The provisions of SAB 108 are effective for the fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures regarding fair value measurements. SFAS 157 does not add any new fair value measurements, but it does change current practice and is intended to increase consistency and comparability in such measurement. The provisions of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The impact, if any, to the company from the adoption of FAS 157 in 2008 will depend on the company's assets and liabilities that are required to be measured at fair value at that time.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We are evaluating the impact of the adoption of FIN 48 but do not currently expect the adoption of this new standard to have a material impact on our financial position, results of operations or cash flows.

  Derivative Instruments and Hedging Activities

        We utilize various derivative instruments to (i) manage our exposure to commodity price risk, (ii) engage in a controlled commodity trading program, (iii) manage our exposure to interest rate risk and (iv) manage our exposure to currency exchange rate risk. We record all derivative instruments on the balance sheet as either assets or liabilities measured at their fair value under the provisions of SFAS 133. SFAS 133 requires that changes in derivative instruments fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case, changes in fair value are deferred to Accumulated Other Comprehensive Income ("AOCI") and reclassified into earnings when the underlying transaction affects earnings. Accordingly, changes in fair value are included in the current period for (i) derivatives characterized as fair value hedges, (ii) derivatives that do not qualify for hedge accounting and (iii) the portion of cash flow hedges that are not highly effective in offsetting changes in cash flows of hedged items. See Note 6 for further discussion.

  Net Income Per Unit

        Except as discussed in the following paragraph, basic and diluted net income per limited partner unit is determined by dividing net income after deducting the amount allocated to the general partner interest (including its incentive distribution in excess of its 2% interest) by the weighted average number of outstanding limited partner units during the period. Subject to applicability of Emerging Issues Task Force Issue No. 03-06 ("EITF 03-06"), "Participating Securities and the Two-Class Method under FASB Statement No. 128," as discussed below, Partnership income is first allocated to the general partner based on the amount of incentive distributions. The remainder is then allocated between the limited partners and general partner based on percentage ownership in the Partnership.

        EITF 03-06 addresses the computation of earnings per share by entities that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the entity when, and if, it declares dividends on its common stock. Essentially, EITF 03-06 provides that in any accounting period where our aggregate net income exceeds our aggregate distribution for such period, we are required to present earnings per unit as if all of the earnings for the periods were distributed, regardless of the pro forma nature of this allocation and whether those earnings would actually be distributed during a particular period from an economic or practical perspective. EITF 03-06 does not impact our overall net income or other financial results; however, for periods in which aggregate net income exceeds our aggregate distributions for such period, it will have the impact of reducing the earnings per limited partner unit. This result occurs as a larger portion of our aggregate earnings is allocated (as if distributed) to our general partner, even though we make cash distributions on the basis of cash available for distributions, not earnings, in any given accounting period. In accounting periods where aggregate net income does not exceed our aggregate distributions for such period, EITF 03-06 does not have any impact on our earnings per unit calculation.

        The following sets forth the computation of basic and diluted earnings per limited partner unit. The net income available to limited partners and the weighted average limited partner units outstanding have been adjusted for instruments considered common unit equivalents at 2006, 2005 and 2004.

	Year Ended December 31,
	2006	2005	2004
	(In millions, except per unit data)
Numerator:
Net income	$285.1	$217.8	$130.0
Less: General partner's incentive distribution paid	(33.1)	(14.9)	(8.3)

Subtotal	252.0	202.9	121.7
Less: General partner 2% ownership	(5.1)	(4.1)	(2.4)

Net income available to limited partners	246.9	198.8	119.3
Less: EITF 03-06 additional general partner's distribution	(10.8)	(7.2)	—

Net income available to limited partners under EITF 03-06	236.1	191.6	119.3
Less: Limited partner 98% portion of cumulative effect of change in accounting principle	(6.2)	—	3.0

Limited partner net income before cumulative effect of change in accounting principle	$229.9	$191.6	$122.3

Denominator:
Basic earnings per limited partner unit (weighed average number of limited partner units outstanding)	81.1	69.3	63.3
Effect of dilutive securities:
Weighted average LTIP units outstanding(1)	0.8	1.2	—

Diluted earnings per limited partner unit (weighed average number of limited partner units outstanding)	81.9	70.5	63.3

Basic net income per limited partner unit before cumulative effect of change in accounting principle	$2.84	$2.77	$1.94
Cumulative effect of change in accounting principle per limited partner unit	0.07	—	(0.05)

Basic net income per limited partner unit	$2.91	$2.77	$1.89

Diluted net income per limited partner unit before cumulative effect of change in accounting principle	$2.81	$2.72	$1.94
Cumulative effect of change in accounting principle per limited partner unit	0.07	—	(0.05)

Diluted net income per limited partner unit	$2.88	$2.72	$1.89

(1)
Our LTIP awards described in Note 10 that contemplate the issuance of common units are considered dilutive unless (i) vesting occurs only upon the satisfaction of a performance condition and (ii) that performance condition has yet to be satisfied. The dilutive securities are reduced by a hypothetical unit repurchase based on the remaining unamortized fair value, as prescribed by the treasury stock method in SFAS 128, "Earnings per Share."

Note 3—Acquisitions and Dispositions

        The following acquisitions were accounted for using the purchase method of accounting and the purchase price was allocated in accordance with such method.

Significant Acquisitions

  Pacific Energy Partners, L.P.

        On November 15, 2006 we completed our acquisition of Pacific Energy Partners, L.P. ("Pacific") pursuant to an Agreement and Plan of Merger dated June 11, 2006. The merger-related transactions included: (i) the acquisition from LB Pacific, LP and its affiliates ("LB Pacific") of the general partner interest and incentive distribution rights of Pacific as well as approximately 5.2 million Pacific common units and approximately 5.2 million Pacific subordinated units for a total of $700 million and (ii) the acquisition of the balance of Pacific's equity through a unit-for-unit exchange in which each Pacific unitholder (other than LB Pacific) received 0.77 newly issued common units of the Partnership for each Pacific common unit. The total value of the transaction was approximately $2.5 billion, including the assumption of debt and estimated transaction costs. Upon completion of the merger-related transactions, the general partner and limited partner ownership interests in Pacific were extinguished and Pacific was merged with and into the Partnership. The assets acquired in the Pacific acquisition included approximately 4,500 miles of active crude oil pipeline and gathering systems and 550 miles of refined products pipelines, over 13 million barrels of active crude oil and 9 million barrels of refined products storage capacity, a fleet of approximately 75 owned or leased trucks and approximately 1.9 million barrels of crude oil and refined products linefill and working inventory. The Pacific assets complement our existing asset base in California, the Rocky Mountains and Canada, with minimal asset overlap but attractive potential vertical integration opportunities. The results of operations and assets and liabilities from this acquisition (the "Pacific acquisition") have been included in our consolidated financial statements and all three of our segments since November 15, 2006. The purchase price allocation related to the Pacific acquisition is preliminary and subject to change, pending finalization of the valuation of the assets and liabilities acquired.

        The purchase price was calculated as follows (in millions):

Cash payment to LB Pacific	$700.0
Value of Plains common units issued in exchange for Pacific common units(1)	1,001.6
Assumption of Pacific debt (at fair value)	723.8
Estimated transaction costs(2)	30.3

Total purchase price	$2,455.7

(1)
Valued at $45.02, which represents the average closing price of Plains common units two days immediately prior and two days immediately after the merger was announced on June 12, 2006.

(2)
Includes investment banking fees, costs associated with a severance plan in conjunction with the acquisition and various other direct acquisition costs.

Purchase Price Allocation
Property, plant and equipment, net	$1,411.7
Investment in Frontier	8.7
Inventory	32.6
Pipeline linefill and inventory in third party assets	63.6
Intangible assets(1)	72.3
Goodwill(2)	843.2
Assumption of working capital and other long-term assets and liabilities, including $20.0 of cash	23.6

Total purchase price	$2,455.7

(1)
Consists of customer relationships, emissions credits and environmental permits.

(2)
Represents the preliminary amount in excess of the fair value of the net assets acquired and is associated with our view of the future results of operations of the businesses acquired based on the strategic location of the assets and the growth opportunities that we expect to realize as we integrate these assets into our existing business strategy. See Note 2.

        The majority of the acquisition costs associated with the Pacific acquisition was incurred as of December 31, 2006, resulting in total cash paid during 2006 of approximately $723 million.

        The following table shows our calculation of the sources of funding for the acquisition (in millions):

Fair value of Plains common units issued in exchange for Pacific common units	$1,001.6
Plains general partner capital contribution	21.6
Assumption of Pacific debt (at estimated fair value), net of repayment of Pacific credit facility(1)	433.1
Plains new debt incurred	999.4

Total sources of funding	$2,455.7

(1)
The assumption of Pacific's debt and credit facility at fair value was $433.1 million and $290.7 million, respectively. We paid off the credit facility in connection with closing of the transaction.

  Link Energy LLC

        On April 1, 2004, we completed the acquisition of all of the North American crude oil and pipeline operations of Link Energy LLC ("Link") for approximately $332.3 million, including $268 million of cash (net of approximately $5.5 million subsequently returned to us from an indemnity escrow account) and approximately $64 million of net liabilities assumed and acquisition-related costs. The Link crude oil business consists of approximately 7,000 miles of active crude oil pipeline and gathering systems, over 10 million barrels of active crude oil storage capacity, a fleet of approximately 200 owned or leased trucks and approximately 2 million barrels of crude oil linefill and working inventory. The Link assets complement our assets in West Texas and along the Gulf Coast and allow us to expand our presence in the Rocky Mountain and Oklahoma/Kansas regions. The results of operations and assets and liabilities from this acquisition have been included in our consolidated financial statements and in all three of our segments since April 1, 2004.

        The purchase price was allocated as follows and includes goodwill primarily attributed to Link's gathering and marketing operations (in millions):

Cash paid for acquisition(1)	$268.0
Fair value of net liabilities assumed:
Accounts receivable(2)	409.4
Other current assets	1.8
Accounts payable and accrued liabilities(2)	(459.6)
Other current liabilities	(8.5)
Other long-term liabilities	(7.4)

Total net liabilities assumed	(64.3)

Total purchase price	$332.3

Purchase price allocation
Property and equipment	$260.2
Inventory	3.4
Linefill	55.4
Inventory in third party assets	8.1
Goodwill	5.0
Other long-term assets	0.2

Total	$332.3

(1)
Cash paid does not include the subsequent payment of various transaction and other acquisition related costs.

(2)
Accounts receivable and accounts payable are gross and do not reflect the adjustment of approximately $250 million to net settle, based on contractual agreements with our counterparties.

        The total purchase price included (i) approximately $9.4 million in transaction costs, (ii) approximately $7.4 million related to a plan to terminate and relocate employees in conjunction with the acquisition, and (iii) approximately $11.0 million related to costs to terminate a contract assumed in the acquisition. These activities were substantially complete and the majority of the related costs were incurred as of December 31, 2004, resulting in total cash paid during 2004 of approximately $294 million.

        The acquisition was initially funded with cash on hand, borrowings under our then existing revolving credit facilities and under a new $200 million, 364-day credit facility. In connection with the acquisition, on April 15, 2004, we completed the private placement of 3,245,700 Class C common units to a group of institutional investors. During the third quarter of 2004, we completed a public offering of common units and the sale of an aggregate of $350 million of senior notes. A portion of the proceeds from these transactions was used to retire the $200 million, 364-day credit facility.

  Capline and Capwood Pipeline Systems

        In March 2004, we completed the acquisition of all of Shell Pipeline Company LP's interests in two entities for approximately $158.5 million in cash (including a deposit of approximately $16 million paid in December 2003) and approximately $0.5 million of transaction and other costs. In December 2003, subsequent to the announcement of the acquisition and in anticipation of closing, we issued approximately 2.8 million common units for net proceeds of approximately $88.4 million, after paying approximately $4.1 million of transaction costs. The proceeds from this issuance were used to pay down our revolving credit facility. At closing, the cash portion of this acquisition was funded from cash on hand and borrowings under our revolving credit facility.

        The principal assets of these entities are: (i) an approximate 22% undivided joint interest in the Capline Pipeline System, and (ii) an approximate 76% undivided joint interest in the Capwood Pipeline System. The Capline Pipeline System is a 633-mile, 40-inch mainline crude oil pipeline originating in St. James, Louisiana, and terminating in Patoka, Illinois. The Capwood Pipeline System is a 58-mile, 20-inch mainline crude oil pipeline originating in Patoka, Illinois, and terminating in Wood River, Illinois. The results of operations and assets and liabilities from this acquisition have been included in our consolidated financial statements and in our transportation segment since March 1, 2004. These pipelines provide one of the primary transportation routes for crude oil shipped into the Midwestern U.S., and delivered to several refineries and other pipelines.

        The purchase price was allocated as follows (in millions):

Crude oil pipelines and facilities	$151.4
Crude oil storage and terminal facilities	5.7
Land	1.3
Office equipment and other	0.1

Total	$158.5

Other Acquisitions

  2006 Acquisitions

        During 2006, in addition to the Pacific acquisition, we completed six additional acquisitions for aggregate consideration of approximately $565 million. These acquisitions included (i) 100% of the equity interests of Andrews Petroleum and Lone Star Trucking, which provide isomerization, fractionation, marketing and transportation services to producers and customers of natural gas liquids (collectively, the "Andrews acquisition"), (ii) crude oil gathering and transportation assets and related contracts in South Louisiana ("SemCrude"), (iii) interests in various crude oil pipeline systems in Canada and the U.S. including a 100% interest in the Bay Marchand-to-Ostrica-to-Alliance ("BOA") Pipeline, 64.35% interest in the Clovelly-to-Meraux ("CAM") Pipeline system and various interests in the High Island Pipeline System ("HIPS"), and (iv) three refined products pipeline systems from Chevron Pipe Line Company.

        The purchase prices of these acquisitions, in aggregate were allocated as follows (in millions):

Inventory	$35.1
Linefill	19.1
Inventory in third party assets	2.3
Property and equipment	327.4
Goodwill(1)	133.1
Intangibles(2)	48.7
Net other assets and liabilities	(0.3)

Total Purchase Price	$565.4

(1)
Represents the preliminary amount in excess of the fair value of the net assets acquired and is associated with our view of the future results of operations of the businesses acquired based on the strategic location of the assets and the growth opportunities that we expect to realize as we integrate these assets into our existing business strategy. See Note 2.

(2)
Consists of customer relationships.

        In addition, in November 2006, we acquired a 50% interest in Settoon Towing for approximately $33 million.

  Pro Forma Data

        The following table presents selected unaudited pro forma financial information incorporating the historical (pre-merger) results of Pacific and our other 2006 business combination transactions. The following pro forma information has been prepared as if the Pacific Merger and our other business combination transactions in 2006 had been completed on January 1, 2005 as opposed to the actual dates that these acquisitions occurred. The pro forma information is based upon available data and includes certain estimates and assumptions made by management. As a result, this pro forma information is not necessarily indicative of our financial results had the transactions actually occurred on this date. Likewise, the following unaudited pro forma financial information is not necessarily indicative of our future financial results.

	Year Ended December 31,
	2006	2005
	(Unaudited) (In millions, except per unit data)
Revenues	$22,996.4	$32,354.9
Income before cumulative effect of change in accounting principle	$309.2	$225.8
Net income	$315.5	$225.8
Basic income before cumulative effect of change in accounting principle per limited partner unit	$2.68	$2.37
Basic net income per limited partner unit	$2.74	$2.37
Diluted income before cumulative effect of change in accounting principle per limited partner unit	$2.66	$2.34
Diluted net income per limited partner unit	$2.72	$2.34

  2005 Acquisitions

        During 2005, we completed six small transactions for aggregate consideration of approximately $40.3 million. The transactions included crude oil trucking operations and several crude oil pipeline systems along the Gulf Coast as well as in Canada. We also acquired an LPG pipeline and terminal in Oklahoma. In addition, in September 2005, PAA/Vulcan acquired Energy Center Investments LLC ("ECI"), an indirect subsidiary of Sempra Energy, for approximately $250 million. We own 50% of PAA/Vulcan and a subsidiary of Vulcan Capital owns the other 50%. See Note 9 "Related Party Transactions."

  2004 Acquisitions

        During 2004, in addition to the Link and Capline acquisitions, we completed several other acquisitions for aggregate consideration totaling $73.1 million including transaction costs and approximately $14.4 million of LPG operating inventory acquired. These acquisitions include crude oil mainline and gathering pipelines and propane storage facilities. The aggregate purchase price was allocated to property and equipment.

Dispositions

        During 2006, 2005 and 2004, we sold various property and equipment for proceeds totaling approximately $4.4 million, $9.4 million and $3.0 million, respectively. A gain of approximately $2.1 million, a loss of $3.2 million, and a gain of $0.6 million were recognized in 2006, 2005, and 2004, respectively. These gains and losses are included as a component of depreciation and amortization in the consolidated statements of operations.

Note 4—Debt

        Debt consists of the following:

	December 31, 2006	December 31, 2005
	(In millions)
Short-term debt:
Senior secured hedged inventory facility bearing interest at a rate of 5.8% and 4.8% at December 31, 2006 and 2005, respectively	$835.3	$219.3
Working capital borrowings, bearing interest at a rate of 5.9% and 5.0% at December 31, 2006 and 2005, respectively(1)	158.2	155.4
Other	7.7	3.7

Total short-term debt	1,001.2	378.4
Long-term debt:
4.75% senior notes due August 2009, net of unamortized discount of $0.4 million and $0.6 million at December 31, 2006 and 2005, respectively	174.6	174.4
7.75% senior notes due October 2012, net of unamortized discount of $0.2 million and $0.2 million at December 31, 2006 and 2005, respectively	199.8	199.8
5.63% senior notes due December 2013, net of unamortized discount of $0.5 million and $0.5 million at December 31, 2006 and 2005, respectively	249.5	249.5
7.13% senior notes due June 2014, net of unamortized premium of $8.8 million at December 31, 2006	258.8	—
5.25% senior notes due June 2015, net of unamortized discount of $0.6 million and $0.7 million at December 31, 2006 and 2005, respectively	149.4	149.3
6.25% senior notes due September 2015, net of unamortized discount of $0.8 million at December 31, 2006	174.2	—
5.88% senior notes due August 2016, net of unamortized discount of $0.9 million and $1.0 million at December 31, 2006 and 2005, respectively	174.1	174.0
6.13% senior notes due January 2017, net of unamortized discount of $1.8 million at December 31, 2006	398.2	—
6.70% senior notes due May 2036, net of unamortized discount of $0.4 million at December 31, 2006	249.6	—
6.65% senior notes due January 2037, net of unamortized discount of $5.0 million at December 31, 2006	595.0	—

Senior notes, net of unamortized discount(2)	2,623.2	947.0
Long-term debt under credit facilities and other	3.1	4.7

Total long-term debt(1)(2)	2,626.3	951.7

Total debt	$3,627.5	$1,330.1

(1)
At December 31, 2006 and 2005, we have classified $158.2 million and $155.4 million, respectively, of borrowings under our senior unsecured revolving credit facility as short-term. These borrowings are designated as working capital borrowings, must be repaid within one year, and are primarily for hedged LPG and crude oil inventory and New York Mercantile Exchange ("NYMEX") and IntercontinentalExchange ("ICE") margin deposits.

(2)
At December 31, 2006, the aggregate fair value of our fixed-rate senior notes is estimated to be approximately $2,671.6 million. The carrying values of the variable rate instruments in our credit facilities approximate fair value primarily because interest rates fluctuate with prevailing market rates, and the credit spread on outstanding borrowings reflect market.

  Credit Facilities

        In July 2006, we amended our senior unsecured revolving credit facility to increase the aggregate capacity from $1.0 billion to $1.6 billion and the sub-facility for Canadian borrowings from $400 million to $600 million. The amended facility can be expanded to $2.0 billion, subject to additional lender commitments, and has a final maturity of July 2011. At December 31, 2006, 2005 and 2004, borrowings of approximately $158.2 million, $155.4 million and $231.8 million, respectively, were outstanding under this facility.

        In November 2006, we amended our senior secured hedged inventory facility to increase the capacity under the facility from $800 million to $1.0 billion. We also extended the maturity of the senior secured hedged inventory facility to November 2007. This facility is an uncommitted working capital facility, which is used to finance the purchase of hedged crude oil inventory for storage when market conditions warrant. Borrowings under the hedged inventory facility are collateralized by the inventory purchased under the facility and the associated accounts receivable, and will be repaid with the proceeds from the sale of such inventory.

  Senior Notes

        In November 2006, in conjunction with the Pacific merger, we assumed two issues of Senior Notes with an aggregate principal balance of $425 million. The $175 million of 6.25% Senior Notes are due September 15, 2015 and the $250 million of 7.125% Senior Notes are due June 15, 2014. Interest payments on the 6.25% Senior Notes are due on March 15 and September 15 of each year, and interest payments on the 7.125% Senior Notes are due on June 15 and December 15 of each year. These notes were recorded at fair value for an aggregate amount of $433 million.

        In October 2006, we issued $400 million of 6.125% Senior Notes due 2017 and $600 million of 6.65% Senior Notes due 2037. The notes were sold at 99.56% and 99.17% of face value, respectively. Interest payments are due on January 15 and July 15 of each year. We used the proceeds to fund the cash portion of the merger with Pacific including repayment of amounts outstanding under Pacific's credit facility. Net proceeds in excess of the cash portion of the merger consideration were used to repay amounts outstanding under our credit facilities and for general partnership purposes. In anticipation of the issuance of these notes, we had entered into $200 million notional principal amount of U.S. treasury locks to hedge the treasury rate portion of the interest rate on a portion of the notes. The treasury locks were entered into at an interest rate of 4.97%. See Note 6.

        During May 2006, we completed the sale of $250 million aggregate principal amount of 6.70% Senior Notes due 2036. The notes were sold at 99.82% of face value. Interest payments are due on May 15 and November 15 of each year. We used the proceeds to repay amounts outstanding under our credit facilities and for general partnership purposes.

        During May 2005, we completed the issuance of $150 million of 5.25% senior notes due 2015. The notes were issued at 99.5% of face value. Interest payments are due on June 15 and December 15 of each year. We used the proceeds to repay amounts outstanding under our credit facilities and for general partnership purposes.

        In each instance, the notes were co-issued by Plains All American Pipeline, L.P. and a 100% owned consolidated finance subsidiary (neither of which have independent assets or operations) and are fully and unconditionally guaranteed, jointly and severally, by all of our existing 100% owned subsidiaries, except for two subsidiaries with assets regulated by the California Public Utility Commission, and certain other minor subsidiaries. See Note 12.

  Covenants and Compliance

        Our credit agreements and the indentures governing the senior notes contain cross default provisions. Our credit agreements prohibit distributions on, or purchases or redemptions of, units if any default or event of default is continuing. In addition, the agreements contain various covenants limiting our ability to, among other things:

  •
  incur indebtedness if certain financial ratios are not maintained;

  •
  grant liens;

  •
  engage in transactions with affiliates;

  •
  enter into sale-leaseback transactions; and

  •
  sell substantially all of our assets or enter into a merger or consolidation.

        Our credit facility treats a change of control as an event of default and also requires us to maintain a debt-to-EBITDA coverage ratio which will not be greater than 4.75 to 1.0 on outstanding debt, and 5.25 to 1.0 on all outstanding debt during an acquisition period (generally, the period consisting of three fiscal quarters following an acquisition greater than $50 million).

        For covenant compliance purposes, letters of credit and borrowings to fund hedged inventory and margin requirements are excluded when calculating the debt coverage ratio.

        A default under our credit facility would permit the lenders to accelerate the maturity of the outstanding debt. As long as we are in compliance with our credit agreements, our ability to make distributions of available cash is not restricted. We are currently in compliance with the covenants contained in our credit agreements and indentures.

  Letters of Credit

        As is customary in our industry, and in connection with our crude oil marketing, we provide certain suppliers and transporters with irrevocable standby letters of credit to secure our obligation for the purchase of crude oil. These letters of credit are issued under our credit facility, and our liabilities with respect to these purchase obligations are recorded in accounts payable on our balance sheet in the month the crude oil is purchased. Generally, these letters of credit are issued for periods of up to seventy days and are terminated upon completion of each transaction. At December 31, 2006 and 2005, we had outstanding letters of credit of approximately $185.8 million and $55.5 million, respectively.

  Maturities

        The weighted average life of our long-term debt outstanding at December 31, 2006 was approximately 14.8 years and the aggregate maturities for the next five years are as follows (in millions):

Calendar Year	Payment
2007	$—
2008	1.0
2009	175.3
2010	0.9
2011	—
Thereafter	2,450.9

Total(1)	$2,628.1

(1)
Excludes aggregate unamortized discount of $1.8 million on our various senior notes.

Note 5—Partners' Capital and Distributions

  Units Outstanding

        Partners' capital at December 31, 2006 consists of 109,405,178 common units outstanding, representing a 98% effective aggregate ownership interest in the Partnership and its subsidiaries after giving effect to the 2% general partner interest.

  Conversion of Class B and Class C Common Units

        In accordance with a common unitholder vote at a special meeting on January 20, 2005, each Class B common unit and Class C common unit became convertible into one common unit upon request of the holder. In February 2005, all of the Class B and Class C common units converted into common units. The Class B common units and Class C common units were pari passu with common units with respect to quarterly distributions.

  Conversion of Subordinated Units

        Pursuant to the terms of our Partnership Agreement and having satisfied the financial tests contained therein, in November 2003, 25% of the subordinated units converted to common units on a one-for-one basis. In February 2004, all of the remaining subordinated units converted to common units on a one-for-one basis.

        The subordinated units had a debit balance in Partners' capital of approximately $39.9 million at December 31, 2003. The debit balance was the result of several different factors including: (i) a low initial capital balance in connection with the formation of the Partnership as a result of a low carry-over book basis in the assets contributed to the Partnership at the date of formation, (ii) a significant net loss in 1999 and (iii) distributions to unitholders that exceeded net income allocated to unitholders.

  Distributions

        We distribute 100% of our available cash within 45 days after the end of each quarter to unitholders of record and to our general partner. Available cash is generally defined as all of our cash and cash equivalents on hand at the end of each quarter, less reserves established by our general partner for future requirements.

  General Partner Incentive Distributions

        Our general partner is entitled to receive incentive distributions if the amount we distribute with respect to any quarter exceeds levels specified in our partnership agreement. Under the quarterly incentive distribution provisions, generally the general partner is entitled, without duplication, to 15% of amounts we distribute in excess of $0.450 per unit, referred to as our minimum quarterly distributions ("MQD"), 25% of the amounts we distribute in excess of $0.495 per unit and 50% of amounts we distribute in excess of $0.675 per unit (referred to as "incentive distributions").

        Upon closing of the Pacific acquisition, our general partner agreed to reduce the amount of its incentive distributions as follows: (i) $5 million per quarter for the first four quarters, (ii) $3.75 million per quarter for the next eight quarters, (iii) $2.5 million per quarter for the next four quarters, and (iv) $1.25 million per quarter for the final four quarters. Pursuant to this agreement, the first reduction was with respect to the incentive distribution paid to the general partner on February 14, 2007, which was reduced by $5 million. The total reduction in incentive distributions will be $65 million.

        Per unit cash distributions on our outstanding units and the portion of the distributions representing an excess over the MQD were as follows:

	Year
	2006		2005		2004
	Distribution(1)	Excess over MQD	Distribution(1)	Excess over MQD	Distribution(1)	Excess over MQD
First Quarter	$0.6875	$0.2375	$0.6125	$0.1625	$0.5625	$0.1125
Second Quarter	$0.7075	$0.2575	$0.6375	$0.1875	$0.5625	$0.1125
Third Quarter	$0.7250	$0.2750	$0.6500	$0.2000	$0.5775	$0.1275
Fourth Quarter	$0.7500	$0.3000	$0.6750	$0.2250	$0.6000	$0.1500

(1)
Distributions represent those declared and paid in the applicable period.

        Total cash distributions made were as follows (in millions, except per unit amounts):

	Distributions Paid
			GP
Year	Common Units	Subordinated Units(1)
			Incentive	2%	Total
2006	$224.9	$—	$33.1	$4.6	$262.6
2005	$178.4	$—	$15.0	$3.6	$197.0
2004	$142.9	$4.2	$8.3	$3.0	$158.4

(1)
The subordinated units converted to common units in 2004.

        On January 16, 2007, we declared a cash distribution of $0.8000 per unit on our outstanding common units. The distribution was paid on February 14, 2007 to unitholders of record on February 2, 2007, for the period October 1, 2006 through December 31, 2006. The total distribution paid was approximately $104.6 million, with approximately $87.5 million paid to our common unitholders and $1.8 million and $15.3 million paid to our general partner for its general partner and incentive distribution interests, respectively.

  Equity Offerings

        During the three years ended December 31, 2006, we completed the following equity offerings of our common units.

Period	Units	Gross Unit Price	Proceeds from Sale	GP Contribution	Costs	Net Proceeds
	(In millions, except per unit amounts)
December 2006(1)	6,163,960	$48.67	$300.0	$6.1	$(0.5)	$305.6
July/August 2006(1)	3,720,930	$43.00	$160.0	$3.3	$(0.1)	$163.2
March/April 2006(1)	3,504,672	$42.80	$150.0	$3.0	$(0.6)	$152.4
September/October 2005(1)	5,854,000	$42.00	$246.0	$5.0	$(9.1)	$241.9
February 2005(1)	575,000	$38.13	$21.9	$0.5	$(0.1)	$22.3
July/August 2004	4,968,000	$33.25	$165.2	$3.4	$(7.7)	$160.9
April 2004(1)	3,245,700	$30.81	$99.3	$2.0	$(0.1)	$101.2

(1)
These offerings involved related parties. See Note 9 "Related Party Transactions."

  Payment of Deferred Acquisition Price

        In connection with the CANPET acquisition in July 2001, $26.5 million Canadian of the purchase price, payable in common units or cash at our option, was deferred subject to various performance objectives being met. These objectives were met as of December 31, 2003 and an increase to goodwill for this liability was recorded as of that date. The liability was satisfied on April 30, 2004 with the issuance of approximately 385,000 common units and the payment of $6.5 million in cash. The number of common units issued in satisfaction of the deferred payment was based upon $34.02 per unit, the average trading price of our common units for the ten-day trading period prior to the payment date, and a Canadian dollar to U.S. dollar exchange rate of 1.35 to 1, the average noon-day exchange rate for the ten-day trading period prior to the payment date. In addition, an incremental $3.7 million in cash was paid for the distributions that would have been paid on the common units had they been outstanding since the effective date of the acquisition.

Note 6—Derivatives and Financial Instruments

        We utilize various derivative instruments to (i) manage our exposure to commodity price risk, (ii) engage in a controlled commodity trading program, (iii) manage our exposure to interest rate risk and (iv) manage our exposure to currency exchange rate risk. Our risk management policies and procedures are designed to monitor interest rates, currency exchange rates, NYMEX, ICE and over-the-counter positions, as well as physical volumes, grades, locations and delivery schedules to help ensure that our hedging activities address our market risks. Our policy is to formally document all relationships between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking the hedge. We calculate hedge effectiveness on a quarterly basis. This process includes specific identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument's effectiveness will be assessed. Both at the inception of the hedge and on an ongoing basis, we assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or the fair value of hedged items.

  Summary of Financial Impact

        The majority of our derivative activity is related to our commodity price-risk hedging activities. Through these activities, we hedge our exposure to price fluctuations with respect to crude oil, LPG and natural gas as well as with respect to expected purchases, sales and transportation of these commodities. The majority of the instruments that qualify for hedge accounting are cash flow hedges. Therefore, the corresponding changes in fair value for the effective portion of the hedges are deferred to AOCI and recognized in revenues or crude oil and LPG purchases and related costs in the periods during which the underlying physical transactions occur. Derivatives that do not qualify for hedge accounting and the portion of cash flow hedges that is not highly effective, as defined in SFAS 133, in offsetting changes in cash flows of the hedged items, are marked-to-market in revenues each period.

        A summary of the earnings impact of all derivative activities, including the change in fair value of open derivatives and settled derivatives taken to earnings during 2006 and 2005, is as follows (in millions, losses designated in brackets):

	For the Year Ended December 31, 2006			For the Year Ended December 31, 2005
	Mark-to- market, net	Settled	Total	Mark-to- market, net	Settled	Total
Commodity price-risk hedging	$(3.0)	$113.3	$110.3	$(21.5)	$39.4	$17.9
Controlled trading program	—	—	—	—	(0.2)	(0.2)
Interest rate risk hedging	—	(1.5)	(1.5)	—	(1.6)	(1.6)
Currency exchange rate risk hedging	(1.4)	0.8	(0.6)	2.6	(0.3)	2.3

Total	$(4.4)	$112.6	$108.2	$(18.9)	$37.3	$18.4

        The breakdown of the net mark-to-market impact to earnings between derivatives that do not qualify for hedge accounting and the ineffective portion of cash flow hedges is as follows (in millions, losses designated in brackets):

	For the year ended
	December 31, 2006	December 31, 2005
Derivatives that do not qualify for hedge accounting	$(5.6)	$(18.1)
Ineffective portion of cash flow hedges	1.2	(0.8)

Total	$(4.4)	$(18.9)

        The majority of the derivatives that do not qualify for hedge accounting treatment are related to activities associated with our storage assets as these contracts will not necessarily result in physical delivery.

        The following table summarizes the net assets and liabilities on our consolidated balance sheet that are related to the fair value of our open derivative positions (in millions):

	December 31,
	2006	2005
Other current assets	$55.2	$45.7
Other long-term assets	9.0	5.5
Other current liabilities	(77.3)	(72.5)
Other long-term liabilities and deferred credits	(21.4)	(6.5)

Net asset (liability)	$(34.5)	$(27.8)

        The net liability related to the fair value of our open derivative positions consists of unrealized gains/losses recognized in earnings and unrealized gains/losses deferred to AOCI as follows, by category (in millions, losses designated in brackets):

	December 31, 2006			December 31, 2005
	Net asset (liability)	Earnings	AOCI	Net asset (liability)	Earnings	AOCI
Commodity price-risk hedging	$(32.5)	$(18.9)	$(13.6)	$(27.2)	$(16.0)	$(11.2)
Controlled trading program	—	—	—	—	—	—
Interest rate risk hedging	—	—	—	—	—	—
Currency exchange rate risk hedging	(2.0)	(2.0)	—	(0.6)	(0.6)	—

	$(34.5)	$(20.9)	$(13.6)	$(27.8)	$(16.6)	$(11.2)

        In addition to the $13.6 million of unrealized losses deferred to AOCI for open derivative positions, AOCI also includes a deferred loss of approximately $6.2 million that relates to terminated interest rate swaps that were cash settled in connection with the refinancing of debt agreements over the past four years. The deferred loss related to these instruments is being amortized to interest expense over the original terms of the terminated instruments.

        The total amount of deferred net losses recorded in AOCI are expected to be reclassified to future earnings, contemporaneously with the related physical purchase or delivery of the underlying commodity or payments of interest. Of the total net loss deferred in AOCI at December 31, 2006, a net loss of $14.3 million will be reclassified into earnings in the next twelve months; the remaining net loss will be reclassified at various intervals (ending in 2016 for amounts related to our terminated interest rate swaps and 2009 for amounts related to our commodity price-risk hedging). Because a portion of these amounts is based on market prices at the current period end, actual amounts to be reclassified will differ and could vary materially as a result of changes in market conditions. During the year ended December 31, 2006 and 2005, no amounts were reclassified to earnings from AOCI in connection with forecasted transactions that were no longer considered probable of occurring.

        The following sections discuss our risk management activities in the indicated categories.

  Commodity Price-Risk Hedging

        We hedge our exposure to price fluctuations with respect to crude oil, LPG, refined products, and natural gas, and expected purchases, sales and transportation of these commodities. The derivative instruments we use consist primarily of futures and option contracts traded on the NYMEX, ICE and over-the-counter transactions, including crude oil swap and option contracts entered into with financial institutions and other energy companies. In accordance with SFAS 133, these derivative instruments are recognized on the balance sheet at fair value. The majority of the instruments that qualify for hedge accounting are cash flow hedges. Therefore, the corresponding changes in fair value for the effective portion of the hedges are deferred into AOCI and recognized in revenues or crude oil and LPG purchases and related costs in the periods during which the underlying physical transactions occur. We have determined that substantially all of our physical purchase and sale agreements qualify for the normal purchase and sale exclusion and thus are not subject to SFAS 133. Physical transactions that are derivatives and are ineligible, or become ineligible, for the normal purchase and sale treatment (e.g. due to changes in settlement provisions) are recorded on the balance sheet as assets or liabilities at their fair value, with the changes in fair value recorded net in revenues.

        The majority of the unrealized losses that have been recognized in earnings relate to activities associated with our storage assets. In general, revenue from storing crude oil is reduced in a backwardated market (when oil prices for future deliveries are lower than for current deliveries), as there is less incentive to store crude oil from month-to-month. We enter into derivative contracts that will offset the reduction in revenue by generating offsetting gains in a backwardated market structure. These derivatives do not qualify for hedge accounting because the contracts will not necessarily result in physical delivery. A portion of the net liability as of December 31, 2006 was caused by a reduction in backwardation (a decrease in the amount that the price of future deliveries are lower than current deliveries) from the time that we entered into the derivative contracts to the end of the year. The net gain or loss related to these instruments will offset storage revenue in the period that the derivative instruments are hedging.

        The unrealized losses deferred in AOCI are related to inventory hedges which are mostly short derivative positions that will result in losses when prices rise. These hedge losses are offset by an increase in the physical inventory value and will be reclassed into earnings from AOCI in the same period that the underlying physical inventory is sold.

  Controlled Trading Program

        Although we seek to maintain a position that is substantially balanced within our crude oil lease purchase activities, we may experience net unbalanced positions for short periods of time as a result of production, transportation and delivery variances as well as logistical issues associated with inclement weather conditions. In connection with managing these positions and maintaining a constant presence in the marketplace, both necessary for our core business, we engage in a controlled trading program for up to an aggregate of 500,000 barrels of crude oil. These activities are monitored independently by our risk management function and must take place within predefined limits and authorizations. In accordance with SFAS 133, these derivative instruments are recorded in the balance sheet as assets or liabilities at their fair value, with the changes in fair value recorded net in revenues.

  Interest Rate Risk Hedging

        In November 2006, in conjunction with the Pacific merger, we assumed interest rate swap agreements with an aggregate notional principal amount of $80.0 million to receive interest at a fixed rate of 7.125% and to pay interest at an average variable rate of six month LIBOR plus 1.67% (set in advance or in arrears depending on the swap transaction). The interest rate swaps mature June 15, 2014 and are callable at the same dates and terms as the 7.125% senior notes. We designated these swaps as a hedge against changes in the fair value of the 7.125% Senior Notes resulting from market fluctuations to LIBOR. The changes in fair values of the interest rate swaps are recorded in earnings each period. Similarly, the change in fair value of the underlying $80.0 million of senior notes, which are expected to be offsetting to changes in the fair value of the interest swaps, are recorded into earnings each period. For the year ended December 31, 2006 we had an immaterial amount of ineffectiveness relating to these interest rate swaps.

        During August 2006, we entered into two treasury locks with large creditworthy financial institutions in anticipation of a debt issuance in conjunction with our acquisition of Pacific. A treasury lock is a financial derivative instrument that enables a company to lock in the U.S. Treasury Note rate. The U.S. Treasury Note rate was the benchmark interest rate for our anticipated debt issuance. The two treasury locks had a combined notional principal amount of $200 million and an effective interest rate of 4.97%. The treasury locks were designated as cash flow hedges and the changes in fair value of the treasury locks were therefore deferred in AOCI. In October 2006, both treasury locks were terminated prior to maturity in connection with the debt issuance in October 2006 for an aggregate cash payment of $2.4 million.

        AOCI includes a deferred loss of approximately $6.2 million that relates to terminated interest rate swaps that were cash settled in connection with the refinancing of debt agreements over the past four years. The deferred loss related to these instruments is being amortized to interest expense over the original terms of the terminated instruments.

  Currency Exchange Rate Risk Hedging

        Because a significant portion of our Canadian business is conducted in Canadian dollars and, at times, a portion of our debt is denominated in Canadian dollars, we use certain financial instruments to minimize the risks of unfavorable changes in exchange rates. These instruments include forward exchange contracts and cross currency swaps. The open foreign currency derivatives that were assumed in the Pacific merger do not qualify for hedge accounting in accordance with SFAS 133. At December 31, 2006, our open foreign exchange derivatives consisted of forward exchange contracts that exchange Canadian dollars ("Cdn") and US dollars on a net basis as follows (in millions):

	Canadian Dollars	US Dollars	Average Exchange Rate
2007(1)	$98.3	$84.1	Cdn $1.17 to US $1.00
2008	$3.2	$2.8	Cdn $1.16 to US $1.00

(1)
Of these amounts, Cdn $108.3 was exchanged for US $93.0 on a net basis on January 2, 2007 at an average exchange rate of Cdn $1.16 to US $1.00.

        These financial instruments are placed with large, creditworthy financial institutions.

  Fair Value of Financial Instruments

        The carrying amount of our derivative financial instruments approximate fair value as these instruments are recorded on the balance sheet at their fair value under SFAS 133. Our derivative financial instruments currently include: (i) forward exchange contracts for which fair values are based on current liquidation values; (ii) over-the-counter option and swap contracts for which fair values are estimated based on various sources such as independent reporting services, industry publications and brokers; and (iii) NYMEX futures and options for which the fair values are based on quoted market prices. For positions where independent quotations are not available, an estimate is provided, or the prevailing market price at which the positions could be liquidated is used.

Note 7—Income Taxes

        Our U.S. and Canadian subsidiaries are not taxable entities in the U.S. and are not subject to U.S. federal or state income taxes as the tax effect of operations is passed through to our unitholders. However, certain of our Canadian subsidiaries (acquired through the Pacific acquisition in 2006) are taxable entities in Canada and are subject to Canadian federal and provincial income taxes.

        Components of the income tax expense for the year are as follows (in millions):

December 31, 2006
Canadian federal and provincial income tax:
Current	$0.4
Deferred	(0.1)

Total	$0.3

        The difference between the statutory federal income tax rate and our effective income tax rate is summarized as follows (in millions):

December 31, 2006
Earnings before income tax	$285.4
Partnership earnings not subject to tax	(285.2)

0.2
Federal and provincial income tax rate	32.5%

Income tax at statutory rate	$0.1
Increase as a result of other book versus tax differences	0.2

Total tax expense	$0.3

        Deferred tax assets and liabilities, which are included within other long-term liabilities and deferred credits in our consolidated balance sheet, result from the following (in millions):

December 31, 2006
Deferred tax assets:
Book accruals in excess of current tax deductions	$4.8
Net operating losses carried forward (which expire at various times from 2013 to 2015)	2.8

Total deferred tax assets	$7.6

Deferred tax liabilities:
Canadian partnership income subject to deferral	$(2.5)
Property, plant and equipment in excess of tax values	(14.5)

Total deferred tax liabilities	(17.0)

Net deferred tax liabilities	$(9.4)

Note 8—Major Customers and Concentration of Credit Risk

        Marathon Petroleum Company, LLC ("Marathon") accounted for 14%, 11% and 10% of our revenues for each of the three years in the period ended December 31, 2006. Valero Marketing & Supply Company ("Valero") accounted for 10% of our revenues for the year ended December 31, 2006. BP Oil Supply accounted for 14% and 10% of our revenues for the years ended December 31, 2005 and 2004, respectively. No other customers accounted for 10% or more of our revenues during any of the three years. The majority of revenues from Marathon, Valero and BP Oil Supply pertain to our marketing operations. We believe that the loss of these customers would have only a short-term impact on our operating results. There can be no assurance, however, that we would be able to identify and access a replacement market at comparable margins.

        Financial instruments that potentially subject us to concentrations of credit risk consist principally of trade receivables. Our accounts receivable are primarily from purchasers and shippers of crude oil. This industry concentration has the potential to impact our overall exposure to credit risk in that the customers may be similarly affected by changes in economic, industry or other conditions. We review credit exposure and financial information of our counterparties and generally require letters of credit for receivables from customers that are not considered creditworthy, unless the credit risk can otherwise be reduced.

Note 9—Related Party Transactions

  Reimbursement of Expenses of Our General Partner and its Affiliates

        We do not pay our general partner a management fee, but we do reimburse our general partner for all direct and indirect costs of services provided to us, incurred on our behalf, including the costs of employee, officer and director compensation and benefits allocable to us, as well as all other expenses necessary or appropriate to the conduct of our business, allocable to us. We record these costs on the accrual basis in the period in which our general partner incurs them. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. Total costs reimbursed by us to our general partner for the years ended December 31, 2006, 2005 and 2004 were $204.6 million, $165.2 million and $151.0 million respectively. Amounts due to our general partner at December 31, 2006 and 2005 were $0.8 million and $6.8 million, respectively.

  Vulcan Energy Corporation

        As of December 31, 2006, Vulcan Energy Corporation ("Vulcan Energy") and its affiliates owned approximately 54% of our general partner interest, as well as approximately 11.3% of our outstanding limited partner units.

  Voting Agreement

        In August 2005, one of the owners of our general partner notified the remaining owners of its intent to sell its 19% interest in the general partner. The remaining owners elected to exercise their right of first refusal, such that the 19% interest was purchased pro rata by all remaining owners. As a result of the transaction, the interest of Vulcan Energy increased from 44% to approximately 54%. At the closing of the transaction, Vulcan Energy entered into a voting agreement that restricts its ability to unilaterally elect or remove our independent directors, and separately, our CEO and COO agreed, subject to certain ongoing conditions, to waive certain change-of-control payment rights that would otherwise have been triggered by the increase in Vulcan Energy's ownership interest. These ownership changes to our general partner had no impact on us.

  Administrative Services Agreement

        On October 14, 2005, Plains All American GP LLC ("GP LLC") and Vulcan Energy entered into an Administrative Services Agreement, effective as of September 1, 2005 (the "Services Agreement"). Pursuant to the Services Agreement, GP LLC provides administrative services to Vulcan Energy for consideration of an annual fee, plus certain expenses. Effective October 1, 2006, the annual fee for providing these services was increased to $1 million. The Services Agreement extends through October 2008, at which time it will automatically renew for successive one-year periods unless either party provides written notice of its intention to terminate the Services Agreement. Pursuant to the agreement, Vulcan Energy has appointed certain employees of GP LLC as officers of Vulcan Energy for administrative efficiency. Under the Services Agreement, Vulcan Energy acknowledges that conflicts may arise between itself and GP LLC. If GP LLC believes that a specific service is in conflict with the best interest of GP LLC or its affiliates then GP LLC is entitled to suspend the provision of that service and such a suspension will not constitute a breach of the Services Agreement.

  Crude Oil Purchases from Calumet Florida L.L.C.

        Until August 12, 2005, Vulcan Energy owned 100% of Calumet Florida L.L.C. ("Calumet"). Calumet is now owned by Vulcan Resources Florida, Inc., the majority of which is owned by Paul G. Allen. We purchase crude oil from Calumet and paid approximately $45.1 million, $38.1 million and $28.3 million to Calumet in 2006, 2005 and 2004, respectively.

  Investment in PAA/Vulcan Gas Storage, LLC

        PAA/Vulcan, a limited liability company, was formed in 2005. PAA/Vulcan is owned 50% by us and the other 50% is owned by Vulcan Gas Storage LLC, a subsidiary of Vulcan Capital, which is an affiliate of Vulcan Energy. The Board of Directors of PAA/Vulcan is comprised of an equal number of our representatives and representatives of Vulcan Gas Storage and is responsible for providing strategic direction and policy-making. We are responsible for the day-to-day operations. PAA/Vulcan is not a variable interest entity, and we do not have the ability to control the entity; therefore, we account for the investment under the equity method in accordance with APB 18. This investment is reflected in investments in unconsolidated entities in our consolidated balance sheet.

        In September 2005, PAA/Vulcan acquired ECI, an indirect subsidiary of Sempra Energy, for approximately $250 million. ECI develops and operates underground natural gas storage facilities. We and Vulcan Gas Storage LLC each made an initial cash investment of approximately $112.5 million, and Bluewater Natural Gas Holdings, LLC, a subsidiary of PAA/Vulcan ("Bluewater") entered into a $90 million credit facility contemporaneously with closing. We currently have no direct or contingent obligations under the Bluewater credit facility.

        PAA/Vulcan is developing a natural gas storage facility through its wholly owned subsidiary, Pine Prairie Energy Center, LLC ("Pine Prairie"). Proper functioning of the Pine Prairie storage caverns will require a minimum operating inventory contained in the caverns at all times (referred to as "base gas"). During the first quarter of 2006, we arranged to provide the base gas for the storage facility to Pine Prairie at a price not to exceed $8.50 per million cubic feet. In conjunction with this arrangement, we executed hedges on the NYMEX for the relevant delivery periods of 2007, 2008 and 2009. We received a fee of approximately $1 million for our services to own and manage the hedge positions and to deliver the natural gas.

        We and Vulcan Gas Storage are both required to make capital contributions in equal proportions to fund equity requests associated with certain projects specified in the joint venture agreement. For certain other specified projects, Vulcan Gas Storage has the right, but not the obligation, to participate for up to 50% of such equity requests. In some cases, Vulcan Gas Storage's obligation is subject to a maximum amount, beyond which Vulcan Gas Storage's participation is optional. For any other capital expenditures, or capital expenditures with respect to which Vulcan Gas Storage's participation is optional, if Vulcan Gas Storage elects not to participate, we have the right to make additional capital contributions to fund 100% of the project until our interest in PAA/Vulcan equals 70%. Such contributions would increase our interest in PAA/Vulcan and dilute Vulcan Gas Storage's interest. Once PAA's ownership interest is 70% or more, Vulcan Gas Storage would have the right, but not the obligation, to make future capital contributions proportionate to its ownership interest at the time.

        In conjunction with the formation of PAA/Vulcan and the acquisition of ECI, PAA and Paul G. Allen provided performance and financial guarantees to the seller with respect to PAA/Vulcan's performance under the purchase agreement, as well as in support of continuing guarantees of the seller with respect to ECI's obligations under certain gas storage and other contracts. PAA and Paul G. Allen would be required to perform under these guarantees only if ECI was unable to perform. In addition, we provided a guarantee under one contract with an indefinite life for which neither Vulcan Capital nor Paul G. Allen provided a guarantee. In exchange for the disproportionate guarantee, PAA will receive preference distributions totaling $1.0 million over ten years from PAA/Vulcan (distributions that would otherwise have been paid to Vulcan Gas Storage LLC). We believe that the fair value of the obligation to stand ready to perform is minimal. In addition, we believe the probability that we would be required to perform under the guaranty is extremely remote; however, there is no dollar limitation on potential future payments that fall under this obligation.

        PAA/Vulcan will reimburse us for the allocated costs of PAA's non-officer staff associated with the management and day-to-day operations of PAA/Vulcan and all out-of-pocket costs. In addition, in the first fiscal year that EBITDA (as defined in the PAA/Vulcan LLC agreement) of PAA/Vulcan exceeds $75.0 million, we will receive a distribution from PAA/Vulcan equal to $6.0 million per year for each year since formation of the joint venture, subject to a maximum of 5 years or $30 million. Thereafter, we will receive annually a distribution equal to the greater of $2 million per year or two percent of the EBITDA of PAA/Vulcan.

  Equity Offerings

        In December 2006, we sold 6,163,960 common units, approximately 10% and 10% of which were sold to investment funds affiliated with Kayne Anderson Capital Advisors, L.P. ("KACALP") and Encap Investments, L.P., respectively. The net proceeds were used to fund capital expenditures, to reduce indebtedness and for general partnership purposes. KAFU Holdings, L.P., which owns a portion of our general partner and has a representative on our board of directors, is managed by KACALP. Affiliates of Encap own a portion of our general partner and have a representative on our board of directors.

        In July and August 2006, we sold a total of 3,720,930 common units, approximately 18.7% and 12.5% of which were sold to investment funds affiliated with Vulcan Capital and KACALP, respectively. The proceeds from this offering were used to fund acquisition costs, repay indebtedness under our credit facility and for general partnership purposes.

        In March and April 2006, we sold 3,504,672 common units, approximately 20% of which were sold to investment funds affiliated with KACALP. The net proceeds were used to fund a portion of the Andrews acquisition, to reduce indebtedness and for general partnership purposes.

        Concurrently with our public offering of equity in September 2005, we sold 679,000 common units pursuant to our existing shelf registration statement to investment funds affiliated with KACALP in a privately negotiated transaction for a purchase price of $40.512 per unit (equivalent to the public offering price less underwriting discounts and commissions).

        On February 25, 2005, we issued 575,000 common units in a private placement to a subsidiary of Vulcan Capital. The sale price was $38.13 per unit, which represented a 2.8% discount to the closing price of the units on February 24, 2005. The sale resulted in net proceeds, including the general partner's proportionate capital contribution ($0.5 million) and net of expenses associated with the sale, of approximately $22.3 million.

        In April 2004, we sold 3,245,700 unregistered Class C common units to a group of investors affiliated with KACALP, Vulcan Capital and Tortoise Capital pursuant to Rule 4(2) under the Securities Act. Total proceeds from the transaction, after deducting transaction costs and including the general partner's proportionate contribution, were approximately $101 million.

Note 10—Long-Term Incentive Plans

        Our general partner has adopted the Plains All American GP LLC 1998 Long-Term Incentive Plan, the 2005 Long-Term Incentive Plan and the PPX Successor Long-Term Incentive Plan for employees and directors and the Plains All American GP LLC 2006 Long-Term Incentive Tracking Unit Plan for non-officer employees. The 1998 Plan, 2005 Plan and PPX Successor Plan authorize the grant of an aggregate of 5.4 million common units deliverable upon vesting. Although other types of awards are contemplated under the plans, currently outstanding awards are limited to "phantom" units, which mature into the right to receive common units (or cash equivalent) upon vesting. Some awards also include distribution equivalent rights ("DERs"). Subject to applicable vesting criteria, a DER entitles the grantee to a cash payment equal to cash distributions paid on an outstanding common unit.Our general partner will be entitled to reimbursement by us for any costs incurred in settling obligations under the plans.

        We adopted SFAS 123(R) on January 1, 2006 (see Note 1 for a discussion of changes in accounting principles). Under SFAS 123(R) the fair value of the awards, which are subject to liability classification, is calculated based on the market price of our units at the balance sheet date adjusted for (i) the present value of any distributions that are estimated to occur on the underlying units over the vesting period that will not be received by the award recipients and (ii) an estimated forfeiture rate when appropriate. This fair value is then expensed over the period the awards are earned. For awards with performance conditions, we recognize LTIP expense only if the achievement of the performance condition is considered probable. When awards with performance conditions that were previously considered improbable of occurring become probable of occurring, we incur additional LTIP expense necessary to adjust the life-to-date accrued liability associated with these awards. In addition, we recognize compensation expense for DER payments in the period the payment is earned.

        As of December 31, 2006, there were outstanding awards of approximately 3.0 million with a weighted average grant-date fair value of approximately $31.94 per unit. Our LTIP awards typically contain performance conditions relative to our annualized distribution level and vest upon the latter of a certain date or upon the attainment of a certain annualized distribution level. Upon our February 2007 annualized distribution of $3.20, approximately 2.2 million of our outstanding awards will have satisfied all performance conditions necessary for vesting and will vest in various increments over the next 5 years. Approximately 0.8 million of our outstanding awards have performance conditions requiring the attainment of an annualized distribution of between $3.50 and $4.00 which is not yet considered probable of occurring. However, certain of these awards still outstanding in 2012 will vest regardless of whether or not the performance condition is attained. Provided the performance conditions associated with these awards are ultimately attained, these awards will vest in various increments between 2010 and 2012. Approximately 1.6 million of our outstanding awards include DERs. Our DER awards typically contain performance conditions relative to our annualized distribution level and vest upon the earlier of a certain date or a certain annualized distribution level. The DERs terminate with the vesting or forfeiture of the underlying award.

        Our LTIP activity is summarized in the following table (in millions except weighted average grant date fair values):

	Year Ended December 31,
	2006		2005		2004
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	2.2	$34.37	0.1	$23.40	1.0	$17.17
Granted(1)	0.9	$26.00	2.2	$34.41	—	$—
Vested	—	$—	(0.1)	$22.42	(0.9)	$16.64
Cancelled or forfeited	(0.1)	$33.05	—	$—	—	$—

Outstanding at end of period	3.0	$31.94	2.2	$34.37	0.1	$23.40

(1)
For 2006, approximately 0.8 million of the awards granted will cash settle upon vesting.

        We recognized expense related to our LTIP of approximately $43 million, $26 million and $8 million during 2006, 2005 and 2004, respectively. As of December 31, 2006, we have an accrued liability of approximately $58 million associated with our LTIP. Cash payments associated with LTIP vestings and DER awards were approximately $2 million and $3 million in 2006, $4 million and $1 million in 2005 and $29 million and $0 in 2004, respectively. Based on our unit price on the applicable vesting date, the total fair value of vested awards was approximately $1.4 million, $4.4 million and $28.3 million during 2006, 2005 and 2004, respectively. No units were issued during 2006 in connection with the settlement of vested awards.

        As of December 31, 2006, the weighted average remaining contractual life of our outstanding awards was approximately three years based on expected vesting dates. Based on the December 31, 2006 fair value measurement and probability assessment regarding future distributions, we expect to recognize an additional $64 million of expense over the life of our outstanding awards related to the remaining unrecognized fair value. This estimate is based on the market price of our limited partner units at December 31, 2006 and actual amounts may differ materially as a result of a change in market price. We estimate that the remaining fair value will be recognized in expense as shown below (in millions):

Year	LTIP Fair Value Amortization(1)
2007	$25.3
2008	17.7
2009	12.1
2010	4.9
2011	2.0
2012	1.8

Total	$63.8

(1)
Amounts do not include fair value associated with awards containing performance conditions that are not considered to be probable of occurring at December 31, 2006.

Note 11—Commitments and Contingencies

  Commitments

        We lease certain real property, equipment and operating facilities under various operating and capital leases. We also incur costs associated with leased land, rights-of-way, permits and regulatory fees, the contracts for which generally extend beyond one year but can be cancelled at any time should they not be required for operations. Future non-cancellable commitments related to these items at December 31, 2006, are summarized below (in millions):

2007	$37.0
2008	$33.9
2009	$28.9
2010	$22.2
2011	$18.6
Thereafter	$253.7

        Expenditures related to leases for 2006, 2005 and 2004 were $37.7 million, $25.7 million and $20.1 million, respectively.

  Contingencies

        Pipeline Releases.    In January 2005 and December 2004, we experienced two unrelated releases of crude oil that reached rivers located near the sites where the releases originated. In early January 2005, an overflow from a temporary storage tank located in East Texas resulted in the release of approximately 1,200 barrels of crude oil, a portion of which reached the Sabine River. In late December 2004, one of our pipelines in West Texas experienced a rupture that resulted in the release of approximately 4,500 barrels of crude oil, a portion of which reached a remote location of the Pecos River. In both cases, emergency response personnel under the supervision of a unified command structure consisting of representatives of Plains, the U.S. Environmental Protection Agency (the

"EPA"), the Texas Commission on Environmental Quality and the Texas Railroad Commission conducted clean-up operations at each site. Approximately 980 and 4,200 barrels were recovered from the two respective sites. The unrecovered oil was removed or otherwise addressed by us in the course of site remediation. Aggregate costs associated with the releases, including estimated remediation costs, are estimated to be approximately $3.0 million to $3.5 million. In cooperation with the appropriate state and federal environmental authorities, we have substantially completed our work with respect to site restoration, subject to some ongoing remediation at the Pecos River site. EPA has referred these two crude oil releases, as well as several other smaller releases, to the U.S. Department of Justice (the "DOJ") for further investigation in connection with a possible civil penalty enforcement action under the Federal Clean Water Act. We are cooperating in the investigation. Our assessment is that it is probable we will pay penalties related to the two releases. We have accrued the estimated loss contingency, which is included in the estimated aggregate costs set forth above. It is reasonably possible that the loss contingency may exceed our estimate with respect to penalties assessed by the DOJ; however, we have no indication from EPA or the DOJ of what penalties might be sought. As a result, we are unable to estimate the range of a reasonably possible loss contingency in excess of our accrual.

        On November 15, 2006, we completed the Pacific acquisition. The following is a summary of the more significant matters that relate to Pacific, its assets or operations.

        The People of the State of California v. Pacific Pipeline System, LLC ("PPS").    In March 2005, a release of approximately 3,400 barrels of crude oil occurred on Line 63, subsequently acquired by us in the Pacific merger. The release occurred when Line 63 was severed as a result of a landslide caused by heavy rainfall in the Pyramid Lake area of Los Angeles County. As of December 31, 2006, $26 million of remediation costs had been incurred. We estimate additional remediation costs of approximately $1 to $2 million, substantially all of which we expect to incur before June 2007. We anticipate that the majority of costs associated with this release will be covered under a pre-existing PPS pollution liability insurance policy.

        In March 2006, PPS, a subsidiary acquired in the Pacific merger, was served with a four count misdemeanor criminal action in the Los Angeles Superior Court Case No. 6NW01020, which alleges the violation by PPS of two strict liability statutes under the California Fish and Game Code for the unlawful deposit of oil or substances harmful to wildlife into the environment, and violations of two sections of the California Water Code for the willful and intentional discharge of pollution into state waters. The fines that can be assessed against PPS for the violations of the strict liability statutes are based, in large measure, on the volume of unrecovered crude oil that was released into the environment, and, therefore, the maximum state fine that can be assessed is estimated to be approximately $1,100,000, in the aggregate. This amount is subject to a downward adjustment with respect to actual volumes of recovered crude oil, and the State of California has the discretion to further reduce the fine after considering other mitigating factors. Because of the uncertainty associated with these factors, the final amount of the fine that will be assessed for the strict liability offenses cannot be ascertained. We will defend against these charges. In addition to these fines, the State of California has indicated that it may seek to recover approximately $150,000 in natural resource damages against PPS in connection with this matter. The mitigating factors may also serve as a basis for a downward adjustment of the natural resource damages amount. We believe that certain of the alleged violations are without merit and intend to defend against them, and that mitigating factors should apply.

        In December 2006 we were informed that the EPA may be intending to refer this matter to the DOJ for the initiation of proceedings to assess civil penalties against PPS. The DOJ has accepted the referral. We understand that the maximum permissible penalty that the EPA could assess under relevant statutes would be approximately $3.7 million. We believe that several mitigating circumstances and factors exist that could substantially reduce the penalty, and intend to pursue discussions with the EPA regarding such mitigating circumstances and factors. Because of the uncertainty associated with these factors, the final amount of the penalty that will be assessed by the EPA cannot be ascertained. Discussions with the DOJ to resolve this matter have commenced.

        Kosseff v. Pacific Energy, et al, case no. BC 3544016. On June 15, 2006, a lawsuit was filed in the Superior court of California, County of Los Angeles, in which the plaintiff alleged that he was a unitholder of Pacific and he sought to represent a class comprising all of Pacific's unitholders. The complaint named as defendants Pacific and certain of the officers and directors of Pacific's general partner, and asserted claims of self-dealing and breach of fiduciary duty in connection with the pending merger with us and related transactions. The plaintiff sought injunctive relief against completing the merger or, if the merger was completed, rescission of the merger, other equitable relief, and recovery of the plaintiff's costs and attorneys' fees. On September 14, 2006, Pacific and the other defendants entered into a memorandum of settlement with the plaintiff to settle the lawsuit. As part of the settlement, Pacific and the other defendants deny all allegations of wrongdoing and express willingness to settle the lawsuit solely because the settlement would eliminate the burden and expense of further litigation. The settlement is subject to customary conditions, including court approval. As part of the settlement, we (as successor to Pacific) will pay $0.5 million to the plaintiff's counsel for their fees and expenses, and incur the cost of mailing materials to former Pacific unitholders. If finally approved by the court, the settlement will resolve all claims that were or could have been brought on behalf of the proposed settlement class in the actions being settled, including all claims relating to the merger, the merger agreement and any disclosure made by Pacific in connection with the merger. The settlement did not change any of the terms or conditions of the merger.

        Air Quality Permits.    In connection with the Pacific merger, we acquired Pacific Atlantic Terminals LLC ("PAT"), which is now one of our subsidiaries. PAT owns crude oil and refined products terminals in northern California. In the process of integrating PAT's assets into our operations, we identified certain aspects of the operations at the terminals that appeared to be out of compliance with specifications under the relevant air quality permit. We conducted a prompt review of the circumstances and self-reported the apparent historical occurrences of non-compliance to the Bay Area Air Quality Management District. We are cooperating with the District's review of these matters.

        General.    We, in the ordinary course of business, are a claimant and/or a defendant in various legal proceedings. To the extent we are able to assess the likelihood of a negative outcome for these proceedings, our assessments of such likelihood range from remote to probable. If we determine that a negative outcome is probable and the amount of loss is reasonably estimable, we accrue the estimated amount. We do not believe that the outcome of these legal proceedings, individually and in the aggregate, will have a materially adverse effect on our financial condition, results of operations or cash flows.

        Environmental.    We have in the past experienced and in the future likely will experience releases of crude oil into the environment from our pipeline and storage operations. We also may discover environmental impacts from past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may substantially affect our business. As we expand our pipeline assets through acquisitions, we typically improve on (decrease) the rate of releases from such assets as we implement our standards and procedures, remove selected assets from service and spend capital to upgrade the assets. In the immediate post-acquisition period, however, the inclusion of additional miles of pipe in our operation may result in an increase in the absolute number of releases company-wide compared to prior periods. We experienced such an increase in connection with the Pacific acquisition, which added approximately 5,000 miles of pipeline to our operations, and in connection with the purchase of assets from Link Energy LLC in April 2004, which added approximately 7,000 miles of pipeline to our operations. As a result, we have also received an increased number of requests for information from governmental agencies with respect to such releases of crude oil (such as EPA requests under Clean Water Act Section 308), commensurate with the scale and scope of our pipeline operations. See "—Pipeline Releases" above.

        At December 31, 2006, our reserve for environmental liabilities totaled approximately $39.1 million. At December 31, 2006, we have recorded receivables totaling approximately $11.6 million for amounts which are probable of recovery under insurance and from third parties under indemnification agreements. Although we believe our reserve is adequate, no assurance can be given that any costs incurred in excess of this reserve would not have a material adverse effect on our financial condition, results of operations or cash flows. See Note 13.

        Other.    A pipeline, terminal or other facility may experience damage as a result of an accident or natural disaster. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We maintain insurance of various types that we consider adequate to cover our operations and properties. The insurance covers our assets in amounts considered reasonable. The insurance policies are subject to deductibles that we consider reasonable and not excessive. Our insurance does not cover every potential risk associated with operating pipelines, terminals and other facilities, including the potential loss of significant revenues. The overall trend in the environmental insurance industry appears to be a contraction in the breadth and depth of available coverage, while costs, deductibles and retention levels have increased. Absent a material favorable change in the insurance markets, this trend is expected to continue as we continue to grow and expand. As a result, we anticipate that we will elect to self-insure more of our activities or incorporate higher retention in our insurance arrangements.

        The occurrence of a significant event not fully insured, indemnified or reserved against, or the failure of a party to meet its indemnification obligations, could materially and adversely affect our operations and financial condition. We believe we are adequately insured for public liability and property damage to others with respect to our operations. With respect to all of our coverage, no assurance can be given that we will be able to maintain adequate insurance in the future at rates we consider reasonable, or that we have established adequate reserves to the extent that such risks are not insured.

Note 12—Supplemental Condensed Consolidating Financial Information

        In conjunction with the Pacific acquisition, some but not all of our 100% owned subsidiaries have issued full, unconditional, and joint and several guarantees of our Senior Notes. Given that certain, but not all, subsidiaries are guarantors of our Senior Notes, we are required to present the following supplemental condensed consolidating financial information. For purposes of the following footnote, we are referred to as "Parent", while the "Guarantor Subsidiaries" are PAA Finance Corp.; Plains Marketing, L.P.; Plains Pipeline, L.P.; Plains Marketing GP Inc.; Plains Marketing Canada LLC; Plains Marketing Canada, L.P.; PMC (Nova Scotia) Company; Basin Holdings GP LLC; Basin Pipeline Holdings, L.P.; Rancho Holdings GP LLC; Rancho Pipeline Holdings L.P.; Plains LPG Services GP LLC; Plains LPG Services, L.P.; Lone Star Trucking, LLC; Plains Marketing International GP LLC; Plains Marketing International, L.P; Plains LPG Marketing, L.P.; Rocky Mountain Pipeline System, LLC; Pacific Marketing and Transportation LLC; Pacific Atlantic Terminals LLC; Pacific LA Marine Terminal, LLC; Ranch Pipeline LLC; PEG Canada GP LLC; PEG Canada, L.P.; Pacific Energy Group LLC; Pacific Energy Finance Corporation; Rangeland Pipeline Company; Rangeland Marketing Company; Rangeland Northern Pipeline Company; Rangeland Pipeline Partnership; and Aurora Pipeline Company, Ltd. and "Non-Guarantor Subsidiaries" are Atchafalaya Pipeline, L.L.C.; Andrews Partners, LLC; Pacific Pipeline System, LLC, Pacific Terminals, LLC, Pacific Energy Management LLC and Pacific Energy GP LP.

        The following supplemental condensed consolidating financial information reflects the Parent's separate accounts, the combined accounts of the Guarantor Subsidiaries, the combined accounts of the Parent's Non-Guarantor Subsidiaries, the combined consolidating adjustments and eliminations and the Parent's consolidated accounts for the dates and periods indicated. For purposes of the following condensed consolidating information, the Parent's investments in its subsidiaries and the Guarantor Subsidiaries' investments in their subsidiaries are accounted for under the equity method of accounting:

Condensed Consolidating Balance Sheet

	December 31, 2006
	Plains All American	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In millions)
ASSETS
Total current assets	$2,573.8	$3,048.7	$97.6	$(2,562.5)	$3,157.6
Property, plant and equipment, net	—	3,226.9	615.1	—	3,842.0
Other Assets
Investment in unconsolidated entities	3,037.7	731.3	—	(3,586.0)	183.0
Other assets	23.0	1,197.9	311.4	—	1,532.3

Total assets	$5,634.5	$8,204.8	$1,024.1	$(6,148.5)	$8,714.9

LIABILITIES AND PARTNER'S CAPITAL
Total current liabilities	$34.2	$5,355.9	$14.1	$(2,379.5)	$3,024.7
Other liabilities
Long-term debt	2,623.2	(273.3)	276.4	—	2,626.3
Other long-term liabilities	0.3	84.5	2.3	—	87.1

Total liabilities	2,657.7	5,167.1	292.8	(2,379.5)	5,738.1

Partner's Capital	2,976.8	3,037.7	731.3	(3,769.0)	2,976.8

Total Liabilities and Partner's Capital	$5,634.5	$8,204.8	$1,024.1	$(6,148.5)	$8,714.9

Condensed Consolidating Statement of Operations

	Year Ended December 31, 2006
	Plains All American	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In millions)
Net operating revenues	$—	$942.4	$16.4	$—	$958.8
Field operating costs	—	363.6	6.2	—	369.8
General and administrative expenses	—	132.6	1.3	—	133.9
Depreciation and amortization	2.4	95.3	2.7	—	100.4

Operating Income	(2.4)	350.9	6.2	—	354.7

Equity earnings in unconsolidated entities	363.1	13.9	—	(369.3)	7.7
Interest expense	(77.3)	(8.3)	—	—	(85.6)
Interest income and other income (expense)	1.7	—	—	—	1.7
Income tax expense	—	0.3	—	—	0.3

Income before cumulative effect of change in accounting principle	285.1	356.8	6.2	(369.3)	278.8
Cumulative effect of change in accounting principle	—	6.3	—	—	6.3

Net income (loss)	$285.1	$363.1	$6.2	$(369.3)	$285.1

Condensed Consolidating Statement of Cash Flows

	Year Ended December 31, 2006
	Plains All American	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$285.1	$363.1	$6.2	$(369.3)	$285.1
Adjustments to reconcile to cash flows from operating activities:
Depreciation and amortization	2.4	95.3	2.7	—	100.4
Cumulative effect of change in accounting principle	—	(6.3)	—	—	(6.3)
Inventory valuation adjustment	—	5.9	—	—	5.9
SFAS 133 mark-to-market adjustment	—	4.4	—	—	4.4
Long-Term Incentive Plan charge	—	42.7	—	—	42.7
Noncash amortization of terminated interest rate hedging instruments	1.5	—	—	—	1.5
Loss on foreign currency revaluation	—	4.1	—	—	4.1
Net cash paid for terminated interest rate hedging instruments	(2.4)	—	—	—	(2.4)
Equity earnings in unconsolidated entities	(363.1)	(13.9)	—	369.3	(7.7)
Net change in assets and liabilities, net of acquisitions	(491.1)	(158.5)	(7.5)	(45.9)	(703.0)

Net cash provided by (used in) operating activities	(567.6)	336.8	1.4	(45.9)	(275.3)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid in connection with acquisitions, net of $20.0 cash assumed from acquisitions	(703.6)	(560.3)	—	—	(1,263.9)
Additions to property and equipment	—	(339.4)	(1.6)	—	(341.0)
Investment in unconsolidated entities	(45.9)	(45.9)	—	45.9	(45.9)
Cash paid for linefill in assets owned	—	(4.8)	0.2	—	(4.6)
Proceeds from sales of assets	—	4.4	—	—	4.4

Net cash used in investing activities	(749.5)	(946.0)	(1.4)	45.9	(1,651.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (repayments) on long-term revolving credit facility	(290.7)	(7.8)	—	—	(298.5)
Net borrowings on working capital revolving credit facility	—	2.8	—	—	2.8
Net borrowings on short-term letter of credit and hedged inventory facility	—	616.0	—	—	616.0
Proceeds from the issuance of senior notes	1,242.8	—	—	—	1,242.8
Net proceeds from the issuance of common units	642.8	—	—	—	642.8
Distributions paid to unitholders and general partner	(262.6)	—	—	—	(262.6)
Other financing activities	(13.1)	(3.2)	—	—	(16.3)

Net cash provided by financing activities	1,319.2	607.8	—	—	1,927.0

Effect of translation adjustment on cash	—	1.0	—	—	1.0
Net increase (decrease) in cash and cash equivalents	2.1	(0.4)	—	—	1.7
Cash and cash equivalents, beginning of period	0.2	9.4	—	—	9.6

Cash and cash equivalents, end of period	$2.3	$9.0	$—	$—	$11.3

        At December 31, 2005 and for the years ended December 31, 2005 and December 31, 2004, the Non-Guarantor Subsidiaries were considered minor, as defined by Regulation S-X rule 3-10(h)(6) and thus, supplemental condensed consolidating financial information is not presented for those periods.

Note 13—Environmental Remediation

        We currently own or lease properties where hazardous liquids, including hydrocarbons, are being or have been handled. These properties and the hazardous liquids or associated generated wastes disposed thereon may be subject to CERCLA, RCRA and analogous state and Canadian federal and provincial laws and regulations. Under such laws and regulations, we could be required to remove or remediate hazardous liquids or associated generated wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination.

        We maintain insurance of various types with varying levels of coverage that we consider adequate under the circumstances to cover our operations and properties. The insurance policies are subject to deductibles and retention levels that we consider reasonable and not excessive. Consistent with insurance coverage generally available in the industry, in certain circumstances our insurance policies provide limited coverage for losses or liabilities relating to gradual pollution, with broader coverage for sudden and accidental occurrences.

        In addition, we have entered into indemnification agreements with various counterparties in conjunction with several of our acquisitions. Allocation of environmental liability is an issue negotiated in connection with each of our acquisition transactions. In each case, we make an assessment of potential environmental exposure based on available information. Based on that assessment and relevant economic and risk factors, we determine whether to negotiate an indemnity, what the terms of any indemnity should be (for example, minimum thresholds or caps on exposure) and whether to obtain insurance, if available. In some cases, we have received contractual protections in the form of environmental indemnifications from several predecessor operators for properties acquired by us that are contaminated as a result of historical operations. These contractual indemnifications typically are subject to specific monetary requirements that must be satisfied before indemnification will apply and have term and total dollar limits.

        For instance, in connection with the purchase of assets from Link in 2004, we identified a number of environmental liabilities for which we received a purchase price reduction from Link and recorded a total environmental reserve of $20 million. A substantial portion of these environmental liabilities are associated with the former Texas New Mexico ("TNM") pipeline assets. On the effective date of the acquisition, we and TNM entered into a cost-sharing agreement whereby, on a tiered basis, we agreed to bear $11 million of the first $20 million of pre-May 1999 environmental issues. We also agreed to bear the first $25,000 per site for new sites which were not identified at the time we entered into the agreement (capped at 100 sites). TNM agreed to pay all costs in excess of $20 million (excluding the deductible for new sites). TNM's obligations are guaranteed by Shell Oil Products ("SOP"). As of December 31, 2006, we had incurred approximately $7 million of remediation costs associated with these sites; SOP's share is approximately $1.5 million.

        In connection with the acquisition of certain crude oil transmission and gathering assets from SOP in 2002, SOP purchased an environmental insurance policy covering known and unknown environmental matters associated with operations prior to closing. We are a named beneficiary under the policy, which has a $100,000 deductible per site, an aggregate coverage limit of $70 million, and expires in 2012. SOP made a claim against the policy; however, we do not believe that the claim substantially reduced our coverage under the policy.

        In connection with our 1999 acquisition of Scurlock Permian LLC from MAP, we were indemnified by MAP for any environmental liabilities attributable to Scurlock's business or properties that occurred prior to the date of the closing of the acquisition. Other than with respect to liabilities associated with two Superfund sites at which it is alleged that Scurlock deposited waste oils, this indemnity has expired or was terminated by agreement.

        As a result of our merger with Pacific, we have assumed liability for a number of ongoing remediation sites, associated with releases from pipeline or storage operations. These sites had been managed by Pacific prior to the merger, and in general there is no insurance or indemnification to cover ongoing costs to address these sites (with the exception of the Pyramid Lake crude oil release). We have evaluated each of the sites requiring remediation, through review of technical and regulatory documents, discussions with Pacific, and our experience at investigating and remediating releases from pipeline and storage operations. We have developed reserve estimates for the Pacific sites based on this evaluation, including determination of current and long-term reserve amounts, which total approximately $21.8 million.

        Other assets we have acquired or will acquire in the future may have environmental remediation liabilities for which we are not indemnified.

        We have in the past experienced and in the future likely will experience releases of crude oil or petroleum products into the environment from our pipeline and storage operations. We also may discover environmental impacts from past releases that were previously unidentified. Although we maintain an inspection program designed to prevent and, as applicable, to detect and address such releases promptly, damages and liabilities incurred due to any such environmental releases from our assets may substantially affect our business. As we expand our pipeline assets through acquisitions, we typically improve on (decrease) the rate of releases from such assets as we implement our standards and procedures, remove selected assets from service and spend capital to upgrade the assets. In the immediate post-acquisition period, however, the inclusion of additional miles of pipe in our operation may result in an increase in the absolute number of releases company-wide compared to prior periods. We experienced such an increase in connection with the Pacific acquisition, which added approximately 5,000 miles of pipeline to our operations, and in connection with the Link acquisition, which added approximately 7,000 miles of pipeline to our operations. As a result, we have also received an increased number of requests for information from governmental agencies with respect to such releases of crude oil (such as EPA requests under CleanWater Act Section 308), commensurate with the scale and scope of our pipeline operations.

        At December 31, 2006, our reserve for environmental liabilities totaled approximately $39.1 million (approximately $21.8 million of this reserve is related to liabilities assumed as part of the Pacific merger, and $10.4 million is related to liabilities assumed as part of the Link acquisition). Approximately $19.5 million of our environmental reserve is classified as current (within other current liabilities on our Consolidated Balance Sheets) and $19.6 million is classified as long-term (within Other long-term liabilities and deferred credits on our Consolidated Balance Sheets). At December 31, 2006, we have recorded receivables totaling approximately $11.6 million for amounts recoverable under insurance and from third parties under indemnification agreements.

        In some cases, the actual cash expenditures may not occur for three to five years. Our estimates used in these reserves are based on all known facts at the time and our assessment of the ultimate outcome. Among the many uncertainties that impact our estimates are the necessary regulatory approvals for, and potential modification of, our remediation plans, the limited amount of data available upon initial assessment of the impact of soil or water contamination, changes in costs associated with environmental remediation services and equipment and the possibility of existing legal claims giving rise to additional claims. Therefore, although we believe that the reserve is adequate, no assurances can be made that any costs incurred in excess of this reserve or outside of the indemnifications would not have a material adverse effect on our financial condition, results of operations, or cash flows.

Note 14—Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total(1)
	(In millions, except per unit data)
2006
Revenues(2)	$8,635.1	$4,891.9	$4,525.6	$4,391.8	$22,444.4
Gross margin	103.8	124.0	145.8	115.0	488.6
Operating income	72.0	96.6	112.8	73.3	354.7
Cumulative effect of change in accounting principle	6.3	—	—	—	6.3
Net income	63.4	80.3	95.4	46.0	285.1
Basic net income per limited partner unit	0.73	0.82	0.90	0.37	2.91
Diluted net income per limited partner unit	0.71	0.81	0.89	0.36	2.88
Cash distributions per common unit(3)	$0.688	$0.708	$0.725	$0.750	$2.87
2005
Revenues(2)	$6,638.3	$7,160.6	$8,664.2	$8,713.4	$31,176.5
Gross margin	69.2	102.1	111.2	95.5	378.0
Operating income	47.1	75.9	84.7	67.1	274.8
Net income	32.8	62.3	69.0	53.7	217.8
Basic net income per limited partner unit	0.43	0.76	0.81	0.65	2.77
Diluted net income per limited partner unit	0.43	0.74	0.79	0.64	2.72
Cash distributions per common unit(3)	$0.613	$0.638	$0.650	$0.675	$2.58

(1)
The sum of the four quarters does not equal the total year due to rounding.

(2)
Includes buy/sell transactions. See Note 2.

(3)
Represents cash distributions declared and paid in the applicable period.

Note 15—Operating Segments

        Prior to the fourth quarter of 2006, we managed our operations through two segments. Due to our growth, especially in the facilities portion of our business (most notably in conjunction with the Pacific acquisition), we have revised the manner in which we internally evaluate our segment performance and decide how to allocate resources to our segments. As a result, we now manage our operations through three operating segments: (i) Transportation, (ii) Facilities, and (iii) Marketing. Prior period disclosures have been revised to reflect our change in segments.

        We evaluate segment performance based on segment profit and maintenance capital. We define segment profit as revenues less (i) purchases and related costs, (ii) field operating costs and (iii) segment general and administrative ("G&A") expenses. Each of the items above excludes depreciation and amortization. As a master limited partnership, we make quarterly distributions of our "available cash" (as defined in our partnership agreement) to our unitholders. Therefore, we look at each period's earnings before non-cash depreciation and amortization as an important measure of segment performance. The exclusion of depreciation and amortization expense could be viewed as limiting the usefulness of segment profit as a performance measure because it does not account in current periods for the implied reduction in value of our capital assets, such as crude oil pipelines and facilities, caused by aging and wear and tear. Management compensates for this limitation by recognizing that depreciation and amortization are largely offset by repair and maintenance costs, which mitigate the actual decline in the value of our principal fixed assets. These maintenance costs are a component of field operating costs included in segment profit or in maintenance capital, depending on the nature of the cost. Maintenance capital, which is deducted in determining "available cash," consists of capital expenditures required either to maintain the existing operating capacity of partially or fully depreciated assets or to extend their useful lives. Capital expenditures made to expand our existing capacity, whether through construction or acquisition, are considered expansion capital expenditures, not maintenance capital. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred. The following table reflects certain financial data for each segment for the periods indicated.

	Transportation	Facilities	Marketing	Total
	(In millions)
Twelve Months Ended December 31, 2006
Revenues:
External Customers (includes buy/sell revenues of $0, $0, and $4,761.9, respectively)(1)	$343.6	$40.9	$22,059.9	$22,444.4

Intersegment(2)	190.4	46.8	0.9	238.1

Total revenues of reportable segments	$534.0	$87.7	$22,060.8	$22,682.5

Equity in earnings of unconsolidated entities	$1.9	$5.8	$—	$7.7

Segment profit(1)(3)(4)	$200.2	$34.6	$228.0	$462.8

Capital expenditures	$1,956.9	$1,323.6	$72.6	$3,353.1

Total assets	$3,792.9	$1,333.0	$3,589.0	$8,714.9

SFAS 133 impact(1)	$—	$—	$(4.4)	$(4.4)

Maintenance capital	$20.0	$4.9	$3.3	$28.2

Twelve Months Ended December 31, 2005
Revenues:
External Customers (includes buy/sell revenues of $0, $0, and $16,274.9, respectively)(1)	$270.2	$14.2	$30,892.1	$31,176.5
Intersegment(2)	165.0	27.7	0.9	193.6

Total revenues of reportable segments	$435.2	$41.9	$30,893.0	$31,370.1

Equity in earnings of unconsolidated entities	$0.8	$1.0	$—	$1.8

Segment profit(1)(3)(4)	$169.5	$15.2	$175.4	$360.1

Capital expenditures	$108.5	$70.5	$15.1	$194.1

Total assets	$1,858.8	$142.5	$2,119.0	$4,120.3

SFAS 133 impact(1)	$—	$—	$(18.9)	$(18.9)

Maintenance capital	$8.5	$1.1	$4.4	$14.0

Twelve Months Ended December 31, 2004
Revenues:
External Customers (includes buy/sell revenues of $0, $0, and $11,396.8, respectively)(1)	$214.2	$11.1	$20,749.7	$20,975.0
Intersegment(2)	134.7	22.8	1.0	158.5

Total revenues of reportable segments	$348.9	$33.9	$20,750.7	$21,133.5

Equity in earnings of unconsolidated entities	$0.5	$—	$—	$0.5

Segment profit(1)(3)(4)	$149.9	$18.2	$80.6	$248.7

Capital expenditures	$522.3	$89.3	$40.6	$652.2

Total assets	$1,646.9	$104.4	$1,409.1	$3,160.4

SFAS 133 impact(1)	$—	$—	$1.0	$1.0

Maintenance capital	$7.7	$2.0	$1.6	$11.3

(1)
Amounts related to SFAS 133 are included in marketing revenues and impact segment profit.

(2)
Intersegment sales are conducted at arms length.

(3)
Marketing segment profit includes interest expense on contango inventory purchases of $49.2 million, $23.7 million, and $2.0 million for the twelve months ended December 31, 2006, 2005 and 2004, respectively.

(4)
The following table reconciles segment profit to consolidated income before cumulative effect of change in accounting principle (in millions):

	Year Ended December 31,
	2006	2005	2004
Segment profit	$462.8	$360.1	$248.7
Depreciation and amortization	(100.4)	(83.5)	(68.7)
Interest expense	(85.6)	(59.4)	(46.7)
Interest income and other, net	2.0	0.6	(0.2)

Income before cumulative effect of change in accounting principle	$278.8	$217.8	$133.1

  Geographic Data

        We have operations in the United States and Canada. Set forth below are revenues and long lived assets attributable to these geographic areas (in millions):

	For the Year Ended December 31,
	2006	2005	2004
Revenues
United States (includes buy/sell revenues of $4,169.5, $14,749.0, and $10,164.6, respectively)	$18,118.0	$26,198.9	$17,499.0
Canada (includes buy/sell revenues of $592.4, $1,525.9, and $1,232.2, respectively)	4,326.4	4,977.6	3,476.0

	$22,444.4	$31,176.5	$20,975.0

	For the Year Ended December 31,
	2006	2005
Long-Lived Assets
United States	$4,947.9	$1,887.0
Canada	600.4	422.5

	$5,548.3	$2,309.5

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2006	December 31, 2005
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$13,715	$18,064
Crude oil sales receivable	153,604	95,952
Transportation and storage accounts receivable	27,268	30,100
Canadian goods and services tax receivable	9,771	8,738
Insurance proceeds receivable, net	4,581	9,052
Due from related parties	28	—
Crude oil and refined products inventory	46,012	20,192
Prepaid expenses	4,451	7,489
Other	5,796	2,528

Total current assets	265,226	192,115
Property and equipment, net	1,252,750	1,185,534
Intangible assets, net	67,639	69,180
Investment in Frontier	8,651	8,156
Other assets, net	17,957	21,467

	$1,612,223	$1,476,452

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Accounts payable and accrued liabilities	$33,346	$42,409
Accrued crude oil purchases	152,284	96,651
Line 63 oil release reserve	3,194	5,898
Accrued interest	7,381	4,929
Other	7,955	6,300

Total current liabilities	204,160	156,187
Senior notes and credit facilities, net	669,163	565,632
Deferred income taxes	32,560	35,771
Environmental liabilities	14,257	16,617
Other liabilities	3,159	4,006

Total liabilities	923,299	778,213

Commitments and contingencies (note 6)
Partners' capital:
Common unitholders (34,074,032 and 31,448,931 units issued and outstanding at September 30, 2006 and December 31, 2005, respectively)	640,232	644,589
Subordinated unitholders (5,232,500 and 7,848,750 units issued and outstanding at September 30, 2006 and December 31, 2005, respectively)	14,529	24,758
General Partner interest	12,219	12,535
Undistributed employee long-term incentive compensation	467	—
Accumulated other comprehensive income	21,477	16,357

Net partners' capital	688,924	698,239

	$1,612,223	$1,476,452

See accompanying notes to condensed consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(in thousands, except per unit amounts)
Revenues:
Pipeline transportation revenue	$36,995	$27,283	$105,652	$83,067
Storage and terminaling revenue	23,467	9,731	65,420	30,923
Pipeline buy/sell transportation revenue	10,010	11,683	31,136	28,905
Crude oil sales, net of purchases of $421,276 and $188,901 for the three months ended September 30, 2006 and 2005 and $1,031,185 and $425,733 for the nine months ended September 30, 2006 and 2005	9,924	5,823	27,453	13,647

	80,396	54,520	229,661	156,542

Cost and Expenses:
Operating (which excludes $586 of compensation expense for the nine months ended September 30, 2005 reported in accelerated long-term incentive plan compensation expense)	34,046	25,019	99,120	72,065
General and administrative (which excludes $2,529 of compensation expense for the nine months ended September 30, 2005 reported in accelerated long-term incentive plan compensation expense)	5,649	4,115	18,236	12,987
Depreciation and amortization	10,398	6,560	30,692	19,695
Merger costs (note 2)	1,112	—	4,529	—
Accelerated long-term incentive plan compensation expense (note 7)	—	—	—	3,115
Line 63 oil release costs (note 6)	—	—	—	2,000
Reimbursed general partner transaction costs (note 5)	—	—	—	1,807

	51,205	35,694	152,577	111,669

Share of net income of Frontier	373	516	1,246	1,363

Operating income	29,564	19,342	78,330	46,236
Interest expense	(10,853)	(6,237)	(30,029)	(17,679)
Interest and other income	720	494	1,455	1,387

Income before income taxes	19,431	13,599	49,756	29,944

Income tax (expense) benefit:
Current	(485)	(1,411)	(2,288)	(1,898)
Deferred (note 3)	289	(22)	4,824	(239)

	(196)	(1,433)	2,536	(2,137)

Net income	$19,235	$12,166	$52,292	$27,807

Net income (loss) for the general partner interest	$347	$243	$720	$(1,215)

Net income for the limited partner interests	$18,888	$11,923	$51,572	$29,022

Basic net income per limited partner unit	$0.48	$0.39	$1.31	$0.97
Diluted net income per limited partner unit	$0.48	$0.39	$1.31	$0.96
Weighted average limited partner units outstanding:
Basic	39,307	30,761	39,305	30,051
Diluted	39,321	30,762	39,332	30,089

See accompanying notes to condensed consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL

(Unaudited)

						Undistributed Employee Long-Term Incentive Compensation
	Limited Partner Units		Limited Partner Amounts				Accumulated Other Comprehensive Income
					General Partner Interest
	Common	Subordinated	Common	Subordinated				Total
	(in thousands)
Balance, December 31, 2005	31,449	7,849	$644,589	$24,758	$12,535	$—	$16,357	$698,239
Net income	—	—	41,917	9,655	720	—	—	52,292
Distribution to partners	—	—	(53,159)	(13,264)	(2,291)	—	—	(68,714)
Employee compensation under LB Pacific, LP Option Plan	—	—	—	—	1,250	—	—	1,250
Employee compensation under long-term incentive plan	—	—	—	—	—	782	—	782
Issuance of common units pursuant to long-term incentive plan	9	—	265	—	5	(315)	—	(45)
Foreign currency translation adjustment	—	—	—	—	—	—	4,908	4,908
Change in fair value of crude oil and foreign currency hedging contracts	—	—	—	—	—	—	212	212
Conversion of subordinated units to common units	2,616	(2,616)	6,620	(6,620)	—	—	—	—

Balance, September 30, 2006	34,074	5,233	$640,232	$14,529	$12,219	$467	$21,477	$688,924

See accompanying notes to condensed consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(in thousands)
Net income	$19,235	$12,166	$52,292	$27,807
Change in fair value of crude oil and hedging derivatives	271	303	531	(502)
Change in fair value of foreign currency hedging derivatives	115	—	(319)	—
Change in foreign currency translation adjustment	(236)	5,678	4,908	3,377

Comprehensive income	$19,385	$18,147	$57,412	$30,682

See accompanying notes to condensed consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2006	2005
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$52,292	$27,807
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,692	19,695
Amortization of debt issue costs	1,847	1,424
Non-cash employee compensation under long-term incentive plan	782	2,886
Non-cash employee compensation under the LB Pacific, LP Option Plan	1,250	—
Deferred tax expense (benefit)	(4,824)	239
Share of net income of Frontier	(1,246)	(1,363)
Other adjustments	(1,665)	58
Distributions from Frontier, net	622	1,317
Net changes in operating assets and liabilities:
Crude oil sales receivable	(55,829)	(68,206)
Transportation and storage accounts receivable	3,161	909
Insurance proceeds receivable	6,695	(8,829)
Crude oil and refined products inventory	(25,508)	(2,742)
Other current assets and liabilities	(3,771)	(3,757)
Accounts payable and other accrued liabilities	(5,076)	27,354
Accrued crude oil purchases	54,400	64,917
Line 63 oil release reserve	(4,929)	5,411
Other non-current assets and liabilities	598	(1,465)

NET CASH PROVIDED BY OPERATING ACTIVITIES	49,491	65,655

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions	(2,365)	(461,165)
Additions to property and equipment	(67,522)	(27,265)
Additions to pipeline linefill and minimum tank inventory	(16,106)	—
Other	181	—

NET CASH USED IN INVESTING ACTIVITIES	(85,812)	(488,430)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common units, net of fees and offering expenses	—	289,122
Capital contributions from the general partner	—	8,569
Proceeds from credit facilities	182,094	203,291
Net proceeds from senior notes offering	—	170,997
Repayment of credit facilities	(81,463)	(195,661)
Deferred financing costs	—	(4,676)
Distributions to partners	(68,714)	(46,224)
Issuance of common units pursuant to exercise of unit options	—	707
Related parties	(28)	(1,171)

NET CASH PROVIDED BY FINANCING ACTIVITIES	31,889	424,954

Effect of exchange rates on cash	83	213

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,349)	2,392
CASH AND CASH EQUIVALENTS, beginning of reporting period	18,064	23,383

CASH AND CASH EQUIVALENTS, end of reporting period	$13,715	$25,775

See accompanying notes to condensed consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Unaudited)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

        Pacific Energy Partners, L.P. and its subsidiaries (collectively, the "Partnership") are engaged principally in the business of gathering, transporting, storing and distributing crude oil, refined products and other related products. The Partnership generates revenue primarily by transporting such commodities on its pipelines, by leasing storage capacity in its storage tanks, and by providing other terminaling services. The Partnership also buys and sells crude oil, activities that are generally complementary to its other crude oil operations. The Partnership conducts its business through two business units, the West Coast Business Unit, which includes activities in California and the Philadelphia, Pennsylvania area, and the Rocky Mountain Business Unit, which includes activities in five Rocky Mountain states and Alberta, Canada.

        The Partnership is managed by its general partner, Pacific Energy GP, LP, a Delaware limited partnership, which is managed by its general partner, Pacific Energy Management LLC ("PEM"), a Delaware limited liability company. Thus, the officers and board of directors of PEM manage the business affairs of Pacific Energy GP, LP and the Partnership. References to the "General Partner" refer to Pacific Energy GP, LP and/or PEM, as the context indicates; and "Board of Directors" refers to the board of directors of PEM.

        The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and with Securities and Exchange Commission ("SEC") regulations. Accordingly, these statements have been condensed and do not include all of the information and footnotes required for complete financial statements. These statements involve the use of estimates and judgments where appropriate. In the opinion of management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation, have been included. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results of operations for the full year. All significant intercompany balances and transactions have been eliminated during the consolidation process.

        The condensed consolidated financial statements include the ownership and results of operations of the assets acquired from Valero, L.P., since the acquisition of these assets on September 30, 2005. The assets acquired from Valero, L.P. have been integrated into our West Coast and Rocky Mountain Business Units as Pacific Atlantic Terminals and the Rocky Mountain Products Pipeline.

        These financial statements should be read in conjunction with the Partnership's audited consolidated financial statements and notes thereto included in the Partnership's annual report on Form 10-K and Form 10-K/A for the year ended December 31, 2005. Certain prior year balances in the accompanying condensed consolidated financial statements have been reclassified to conform to the current year presentation.

    New Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised December 2004), Share-Based Payment (SFAS 123R).

This Statement is a revision of SFAS No. 123. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R is effective for the Partnership as of the beginning of the first interim period or annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R on January 1, 2006 did not have a material impact on the Partnership's consolidated financial statements. See Notes 5 and 7 to the condensed consolidated financial statements for more details on share-based compensation.

        In September 2005, the Emerging Issues Task Force ("EITF") issued Issue No. 04-13 ("EITF 04-13"), Accounting for Purchases and Sales of Inventory with the Same Counterparty. The issues addressed by the EITF are (i) the circumstances under which two or more exchange transactions involving inventory with the same counterparty should be viewed as a single exchange transaction for the purposes of evaluating the effect of APB No. 29; and (ii) whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective for new arrangements entered into in the reporting periods beginning after March 15, 2006, and to all inventory transactions that are completed after December 15, 2006, for arrangements entered into prior to March 15, 2006. The adoption of EITF 04-13 did not have a material impact on the Partnership's consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will apply to the Partnership's Canadian subsidiaries, which are taxable entities in Canada. The Partnership is in the process of determining the impact of FIN 48 on its financial statements, but does not expect it to have a material impact. FIN 48 is effective for the Partnership as of the beginning of the first fiscal year beginning on January 1, 2007.

        In June 2006, the EITF issued Issue No. 06-3 ("EITF 06-3"), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). The issues addressed by the EITF are (i) whether the scope of this Issue should include (a) all nondiscretionary amounts assessed by governmental authorities, (b) all nondiscretionary amounts assessed by governmental authorities in connection with a transaction with a customer, or (c) only sales, use, and value added taxes, and (ii) how taxes assessed by a governmental authority within the scope of this issue should be presented in the income statement (that is, gross versus net presentation). EITF 06-3 is effective for interim and annual financial periods beginning after December 15, 2006. The Partnership is in the process of determining the impact of EITF 06-3 on its financial statements, but does not expect it to have a material impact.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements in those accounting pronouncements. Accordingly, SFAS 157 does not require any new fair value measurements. However, the Partnership is in the process of determing what impact the application of SFAS 157 will have on its current fair value practices. The Partnership does not expect the application of SFAS 157 to have a material impact. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

        In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current year Financial Statements ("SAB 108"), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The guidance is effective for fiscal years beginning after November 15, 2006 and it allows a one-time transitional cumulative effect adjustment to beginning-of-year retained earnings at the first fiscal year ending after November 15, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The Partnership is currently evaluating the impact, if any, of adopting SAB 108 on its consolidated financial statements.

2.    PROPOSED MERGER WITH PLAINS ALL AMERICAN PIPELINE, L.P.

        On June 12, 2006, the Partnership announced that it had entered into an Agreement and Plan of Merger with Plains All American Pipeline, L.P. ("PAA"), Plains AAP, L.P., Plains All American GP LLC ("PAA GP LLC"), PEM, and Pacific Energy GP, LP, pursuant to which the Partnership will be merged with and into PAA. In the merger, each common unitholder of the Partnership, except LB Pacific, LP ("LB Pacific"), the owner of the Partnership's General Partner, will receive 0.77 common units of PAA for each common unit of the Partnership that the unitholder owns. In addition, pursuant to a purchase agreement between LB Pacific and PAA, PAA will acquire from LB Pacific the general partner interest and incentive distribution rights of the Partnership, as well as 5,232,500 common units and 5,232,500 subordinated units, for total consideration of $700 million in cash. The merger agreement was unanimously approved by the Board of Directors of PEM, as well as by the board of directors of PAA's general partner.

        Each of the Partnership and PAA made customary representations, warranties and covenants in the merger agreement, which are described in the joint proxy statement/prospectus filed by the Partnership and PAA with the Securities and Exchange Commission (the "SEC"). The merger is subject to the satisfaction or waiver of certain conditions, including the receipt of various regulatory approvals or the expiration of various regulatory waiting periods, all of which approvals or waiting periods have been obtained, and the adoption and approval of the merger agreement and the merger by the holders of at least a majority of the Partnership's outstanding common units (excluding common units held by LB Pacific) and outstanding subordinated units, each voting as a separate class. The merger agreement and the merger must also be adopted and approved by the holders of at least a majority of PAA's outstanding common units.

        The Partnership's and PAA's special meetings of unitholders to consider the merger agreement and the merger are scheduled to occur on November 9, 2006. Although the Partnership and PAA cannot be sure when all of the conditions to the merger will be satisfied, the parties expect to complete the merger on November 15, 2006 (assuming the proposals are approved by the unitholders and all other conditions to closing are satisfied).

        During the three and nine months ended September 30, 2006, the Partnership incurred approximately $1.1 million and $4.5 million, respectively, in costs directly relating to the merger for investment banking fees, legal fees and other transaction costs. Approximately $0.7 million of investment banking fees were paid to affiliates of Lehman Brothers Inc., an affiliate of the General Partner (see "Note 5—Related Party Transactions"). These costs are included in the condensed consolidated statements of income under the caption "Merger costs".

3.    INCOME TAXES

        The Partnership and its U.S. and Canadian subsidiaries are not taxable entities in the U.S. and are not subject to U.S. federal or state income taxes, as the tax effect of operations is passed through to its unitholders. However, the Partnership's Canadian subsidiaries are taxable entities in Canada and are subject to Canadian federal and provincial income taxes. In addition, inter-company interest payments and repatriation of funds through dividend payments are subject to withholding tax.

        Income taxes for the Partnership's Canadian subsidiaries are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. The Partnership intends to repatriate its Canadian subsidiaries' earnings in the future and accordingly has recorded a provision for Canadian withholding taxes.

        In the second quarter of 2006, the Canadian and Alberta governments enacted legislation which will reduce federal and provincial income taxes. The Partnership adjusted the future income tax rates used in the estimates of deferred tax assets and liabilities and recognized a $4.6 million deferred tax benefit in the quarter ended June 30, 2006.

4.    NET INCOME PER LIMITED PARTNER UNIT

        Net income is allocated to the Partnership's General Partner and limited partners based on their respective interests in the Partnership. The Partnership's General Partner is also directly charged with specific costs that it has individually assumed and for which the limited partners are not responsible.

        Basic net income per limited partner unit is determined by dividing net income, after adding back costs and deducting certain amounts allocated to the General Partner (including incentive distribution payments in excess of its 2% ownership interest), by the weighted average number of outstanding limited partner units.

        Diluted net income per limited partner unit is calculated in the same manner as basic net income per limited partner unit above, except that the weighted average number of outstanding limited partner units is increased to include the dilutive effect of outstanding options, if any, and restricted units by application of the treasury stock method.

        Set forth below is the computation of net income allocated to limited partners and net income per basic and diluted limited partner unit. The table also shows the reconciliation of basic average limited partner units to diluted weighted average limited partner units.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(in thousands)
Numerator:
Net income allocated to limited partners:
Net income	$19,235	$12,166	$52,292	$27,807
Costs allocated to the general partner(1):
LB Pacific Option Plan expense	370	—	1,250	—
Senior Notes consent solicitation and other costs	—	—	—	893
Severance and other costs	—	—	—	914

Total costs allocated to the general partner	370	—	1,250	1,807

Income before costs allocated to the general partner	19,605	12,166	53,542	29,614
Less: general partner incentive distributions	(331)	—	(917)	—

	19,274	12,166	52,625	29,614
Less: General partner 2% ownership	(386)	(243)	(1,053)	(592)

Net income for the limited partners	$18,888	$11,923	$51,572	$29,022

Denominator:
Basic weighted average limited partner units	39,307	30,761	39,305	30,051
Effect of restricted units	14	—	27	25
Effect of options	—	1	—	13

Diluted weighted average limited partner units	39,321	30,762	39,332	30,089

Basic net income per limited partner unit	$0.48	$0.39	$1.31	$0.97

Diluted net income per limited partner unit	$0.48	$0.39	$1.31	$0.96

(1)
See "Note 5—Related Party Transactions" for a description of transaction costs reimbursed by the General Partner.

5.    RELATED PARTY TRANSACTIONS

    Cost Reimbursements

        Managing General Partner:    The Partnership's General Partner employs all U.S.-based employees. All employee expenses incurred by the General Partner on behalf of the Partnership are charged back to the Partnership.

        LB Pacific, LP Option Plan:    LB Pacific, LP ("LB Pacific"), the owner of the Partnership's General Partner, has adopted an option plan for certain officers, directors, employees, advisors, and consultants of PEM, LB Pacific, and their affiliates. Under the plan, participants may be granted options to acquire partnership interests in LB Pacific. The Partnership is not obligated to pay any amounts to LB Pacific for the benefits granted or paid to any participants under the plan, although generally accepted accounting principles require that the Partnership record an expense in its financial statements for benefits granted to employees of PEM or the Partnership who provide services to the Partnership, with a corresponding increase in the General Partner's capital account.

        The option plan is administered by the board of directors of LB Pacific GP, LLC, the general partner of LB Pacific. The terms, conditions, performance goals, restrictions, limitations, forfeiture, vesting or exercise schedule, and other provisions of grants under the plan, as well as eligibility to participate, are determined by the board of directors of LB Pacific GP, LLC. The board of directors of LB Pacific GP, LLC may determine to grant options under the plan to participants containing such terms as the board of LB Pacific GP, LLC shall determine. Options will have an exercise price that may not be less than the fair market value of the units on the date of grant.

        Information concerning the plan and grants is shared by LB Pacific, LP with the General Partner's Compensation Committee and Board of Directors, and considered in determining the long term incentive compensation paid by the Partnership to participants in the plan.

        In January 2006, LB Pacific granted options representing a maximum 24% interest in LB Pacific (assuming all options vest and are exercised), which options vest over a period of 10 years from the date of grant (except in limited circumstances such as a change in control), to certain officers and key employees of PEM and the Partnership. The grants, qualified as equity-classified awards, had a grant date fair value of $8.6 million. The fair value of the options was determined using valuation techniques that included the discounted present value of estimated future cash flows for LB Pacific and fundamental analysis. It was measured using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	21.86%
Expected dividend yield	0%
Expected term (in years)	10
Risk-free rate	4.37%

        For the three and nine months ended September 30, 2006, the Partnership recognized $0.4 million and $1.3 million in compensation expense relating to the LB Pacific options and recorded a capital contribution from the General Partner for the same amounts. At September 30, 2006, all granted LB Pacific options remained outstanding. At September 30, 2006, there was $7.3 million of total unrecognized compensation cost related to nonvested options granted under the plan, which cost was expected to be recognized over the remaining period of 9.25 years. Upon the close of the proposed merger with PAA, the options will become immediately exercisable. Total unrecognized compensation expense on the closing date will be immediately recognized in the income statement.

        LB Pacific, LP and Anschutz:    Prior to March 3, 2005, the General Partner was owned by The Anschutz Corporation ("Anschutz"). On March 3, 2005, Anschutz sold its interest in the Partnership, including its interest in the General Partner, to LB Pacific. In connection with the sale of Anschutz's interest in the Partnership to LB Pacific, LB Pacific and Anschutz reimbursed the Partnership for certain costs incurred in connection with the acquisition. The Partnership was reimbursed $1.2 million for costs incurred in connection with the consent solicitation, $0.3 million of legal and other costs, and $0.9 million relating to severance costs, for a total of $2.4 million. Of the $2.4 million total incurred, $1.8 million was expensed, as shown on the income statement as "reimbursed general partner transaction costs," and $0.6 million of the consent solicitation costs were capitalized as deferred financing costs.

        Special Agreement:    On March 3, 2005, Douglas L. Polson, previously the Chairman of the Board of Directors, entered into a Special Agreement and a Consulting Agreement with PEM. In accordance with the Special Agreement, Mr. Polson resigned as Chairman of the Board of Directors effective March 3, 2005. Mr. Polson was paid approximately $0.9 million, representing accrued salary through March 3, 2005, accrued but unused vacation, and payment in satisfaction of other obligations under his employment agreement. The latter portion of this payment was recorded as an expense in "Reimbursed general partner transaction costs" in the accompanying condensed consolidated income statements. LB Pacific reimbursed this amount, which was recorded as a partner's capital contribution. Pursuant to the Consulting Agreement, Mr. Polson agreed to perform advisory services to PEM from time to time as mutually agreed between Mr. Polson and the Chief Executive Officer of PEM. In consideration for Mr. Polson's services under the Consulting Agreement, which had a one-year term, Mr. Polson received a monthly consulting fee of $12,500 and reimbursement of all reasonable business expenses incurred or paid by Mr. Polson in the course of performing his duties thereunder.

    Lehman Brothers, Inc.

        Lehman Brothers, Inc. is deemed to be an affiliate of the Partnership's General Partner through a 59% ownership interest in LB Pacific, which is controlled by Lehman Brothers Holdings Inc., the parent entity of Lehman Brothers, Inc. Lehman Brothers, Inc. acted as financial advisor to LB Pacific and the Partnership in connection with the proposed merger and the transactions related to the merger (see Note 2—Proposed Merger With Plains All American, L.P.). As part of its services, Lehman Brothers, Inc. delivered an opinion to the Board of Directors to the effect that, as of the date of its opinion and based on and subject to various assumptions made, the aggregate consideration to be offered to all of the holders of the partnership interests in the Partnership in the proposed merger transaction is fair to such holders. The agreement with Lehman Brothers, Inc. was reviewed and approved by the Conflicts Committee of the Board of Directors and the fees charged were customary for the type of services provided. The Partnership incurred $0.7 million in fees with Lehman Brothers, Inc. for the nine months ended September 30, 2006, none of which was incurred in the three months ended September 30, 2006. The Partnership has agreed to pay Lehman Brothers, Inc. an additional $7.7 million success fee contingent on the successful consummation of the merger.

        In connection with the purchase and the associated financing of the Partnership's purchase of certain terminal and pipeline assets from Valero, L.P. in September 2005, including a private equity offering, public equity offering, debt offering and new credit facility, Lehman Brothers, Inc. and its affiliates provided advisory and underwriting services to the Partnership. Additionally, an affiliate of Lehman Brothers, Inc. is a participant in the syndicate that provided the Partnership's new senior secured credit facility. These agreements with Lehman Brothers, Inc. were reviewed and approved by the Conflicts Committee of the Board of Directors and the fees charged were customary for the types of services provided. For the three and nine months ended September 30, 2005, the Partnership incurred $9.8 million in fees with Lehman Brothers, Inc. and its affiliates, a portion of which was paid to non-affiliated financial institutions in the syndication of the new credit facility and in the public offering of equity.

    Other Related Party Transactions

        RMPS receives an operating fee and management fee from Frontier Pipeline Company ("Frontier") in connection with time spent by RMPS management and for other services related to Frontier's activities. RMPS received $0.2 million for each of the three months ended September 30, 2006 and 2005 and $0.6 million for each of the nine months ended September 30, 2006 and 2005, respectively. The Partnership owns a 22.22% partnership interest in Frontier.

6.    CONTINGENCIES

    Line 63 Oil Release

        In March 2005, a release of approximately 3,400 barrels of crude oil occurred on the Partnership's Line 63 when it was severed as a result of a landslide caused by heavy rainfall in the Pyramid Lake area of Los Angeles County. Over the period March 2005 through anticipated completion in June 2007, the Partnership expects to incur an estimated total of $25.5 million for oil containment and clean-up of the impacted areas, future monitoring costs, potential third-party claims and penalties, and other costs, excluding pipeline repair costs. As of September 30, 2006, the Partnership had incurred approximately 22.3 million of the total expected remediation costs related to the oil release for work performed through that date. The Partnership estimates that the $3.2 million of remaining remediation cost will substantially be incurred before June 2007.

        In March 2006, Pacific Pipeline System LLC ("PPS"), a subsidiary of the Partnership, was served with a four count misdemeanor action by the state of California, which alleges that PPS violated various state statutes by depositing oil or substances harmful to wildlife into the environment and by the willful and intentional discharge of pollution into state waters. The Partnership estimates that the maximum fine and penalties that could be assessed for these actions is approximately $0.9 million in the aggregate. The Partnership believes, however, that certain of the alleged violations are without merit and intends to defend against them, and that mitigating factors should otherwise reduce the amounts of any potential fines or penalties that might be assessed. At this time, the Partnership cannot reasonably determine the outcome of these allegations. The estimated range of possible fines or penalties including amounts not covered by insurance is between $0 and $0.9 million.

        The Partnership has a pollution liability insurance policy with a $2.0 million per-occurrence deductible that covers containment and clean-up costs, third-party claims and certain penalties. The insurance carrier has, subject to the terms of the insurance policy, acknowledged coverage of the incident and is processing and paying invoices related to the clean-up. The Partnership believes that, subject to the $2.0 million deductible, it will be entitled to recover substantially all of its clean-up costs and any third-party claims associated with the release. As of September 30, 2006, the Partnership has recovered $18.6 million from insurance and recorded net receivables of $4.6 million for future insurance recoveries it deems probable.

        The foregoing estimates are based on facts known at the time of estimation and the Partnership's assessment of the ultimate outcome. Among the many uncertainties that impact the estimates are the necessary regulatory approvals for, and potential modification of, remediation plans, the ongoing assessment of the impact of soil and water contamination, changes in costs associated with environmental remediation services and equipment, and the possibility of third-party legal claims giving rise to additional expenses. Therefore, no assurance can be made that costs incurred in excess of this provision, if any, would not have a material adverse effect on the Partnership's financial condition, results of operations, or cash flows, though the Partnership believes that most, if not all, of any such excess cost, to the extent attributable to clean-up and third-party claims, would be recoverable through insurance. In March 2006, A.M. Best Company, an insurance company rating agency, announced it had downgraded the financial strength rating assigned to the Partnership's insurance carrier, Quanta Specialty Lines Company, including its parent and affiliates. The downgrade was from an "A" to a "B++, under review with negative implications." During the second quarter of 2006, Quanta announced that their Board of Directors decided to cease underwriting or seeking new business and to place most of its remaining specialty insurance and reinsurance lines into orderly run-off. On June 7, 2006 A. M. Best further downgraded Quanta from B++ to B. Subsequent to this downgrading, Quanta was removed from A. M. Best's interactive rating process, at Quanta's request. Based on management's further analysis of Quanta's financial condition, the Partnership believes that Quanta will continue to meet its obligations relating to the Line 63 oil release, although there can be no assurance that this will be the case. As new information becomes available in future periods, the Partnership may change its provision and recovery estimates.

    Product Contamination

        In June 2006, approximately 44,000 barrels of a customer's product at our Martinez terminal was contaminated. The Partnership has insurance coverage for the damage or loss of its customers' products while in its care, custody and control at certain of its terminals subject to a $0.1 million per-occurrence deductible. The Partnership recognized a loss of $0.2 million to cover the insurance deductible and other associated costs. At this time, the Partnership believes costs related to the contamination of the property will be covered under the insurance policy, and has accrued an estimated $1.1 million in total costs, which is included in "Other current liabilities" in the accompanying condensed consolidated balance sheet. The Partnership has recorded a receivable of $0.9 million for future insurance recoveries it deems probable.

    Litigation

        On June 15, 2006, a lawsuit was filed in the Superior court of California, County of Los Angeles, entitled Kosseff v. Pacific Energy, et al, case no. BC 3544016. The plaintiff alleged that he was a unitholder of the Partnership and he sought to represent a class comprising all of the Partnership's unitholders. The complaint named as defendants the Partnership and certain of the officers and directors of the Partnership's general partner, and asserted claims of self-dealing and breach of fiduciary duty in connection with the pending merger with PAA and related transactions. The plaintiff sought injunctive relief against completing the merger or, if the merger was completed, rescission of the merger, other equitable relief, and recovery of the plaintiff's costs and attorneys' fees. On September 14, 2006, the Partnership and the other defendants entered into a memorandum of settlement with the plaintiff to settle the lawsuit. As part of the settlement, the Partnership and the other defendants deny all allegations of wrongdoing and maintain that they are willing to settle the lawsuit solely because the settlement would eliminate the burden and expense of further litigation. The settlement is subject to customary conditions, including court approval. As part of the settlement, the Partnership will, subject to the consummation of the merger, pay $475,000 to the plaintiff's counsel for their fees and expenses, and incur approximately $0.1 to $0.2 million for costs of mailing materials to unitholders. If finally approved by the court, the settlement will resolve all claims that were or could have been brought on behalf of the proposed settlement class in the actions being settled, including all claims relating to the merger, the merger agreement and any disclosure made by the Partnership in connection with the merger. The settlement will not change any of the terms or conditions of the merger. The Partnership will record the settlement amount and associated costs upon completion of the merger.

        In August, 2005, Rangeland Pipeline Company ("RPC"), a wholly-owned subsidiary of the Partnership, learned that a Statement of Claim was filed by Desiree Meier and Robert Meier in the Alberta Court of Queen's Bench, Judicial District of Red Deer, naming RPC as defendant, and alleging personal injury and property damage caused by an alleged release of petroleum substances onto plaintiff's land by a prior owner and operator of the pipeline that is currently owned and operated by the Partnership. The claim seeks Cdn$1 million (approximately U.S.$0.9 million at September 30, 2006) in general damages, Cdn$2 million (approximately U.S.$1.8 million at September 30, 2006) in special damages, and, in addition, unspecified amounts for punitive, exemplary and aggravated damages, costs and interest. RPC believes the claim is without merit, and intends to vigorously defend against it. RPC also believes that certain of the claims, if successfully proven by the plaintiffs, would be liabilities retained by the pipeline's prior owner under the terms of the agreement whereby the Partnership acquired the pipeline in question.

        In connection with the acquisition of assets from Valero, L.P. in September 2005, the Partnership assumed responsibility for the defense of a lawsuit filed in 2003 against Support Terminals Services, Inc. ("ST Services") by ExxonMobil Corporation ("ExxonMobil") in New Jersey state court. The Partnership has also assumed any liability that might be imposed on ST Services as a result of the suit.

In the suit, ExxonMobil seeks reimbursement of approximately $400,000 for remediation costs it has incurred, from GATX Corporation, Kinder Morgan Liquid Terminals, the successor in interest to GATX Terminals Corporation, and ST Services. ExxonMobil also seeks a ruling imposing liability for any future remediation and related liabilities on the same defendants. These costs are associated with the Paulsboro, New Jersey terminal that was acquired by the Partnership on September 30, 2005. ExxonMobil claims that the costs and future remediation requirements are related to releases at the site subsequent to its sale of the terminal to GATX in 1990 and that, therefore, any remaining remediation requirements are the responsibility of GATX Corporation, Kinder Morgan and ST Services. The Partnership believes the claims against ST Services are without merit, and intends to vigorously defend against them.

        In 2001, Big West Oil Company and Chevron Products Company (the "Complainants") filed complaints against Frontier Pipeline Company ("Frontier") with the Federal Energy Regulatory Commission ("FERC") challenging rates contained in joint tariffs in which Frontier was a participating carrier and rates contained in local tariffs filed by Frontier. On February 18, 2004, the FERC found against Frontier on certain of the Complainants' claims and ordered Frontier to pay reparations to Complainants in the aggregate amount of approximately $4.2 million, plus interest, which Frontier paid in August 2004. On October 5, 2004, Frontier filed a petition for review of the FERC's reparations orders in the U.S. Court of Appeals for the D.C. Circuit, and on May 26, 2006 the Court of Appeals held that the FERC's reparation ruling was inconsistent with applicable law, and thus vacated the FERC's order and remanded the matter back to the FERC for further consideration consistent with the Court of Appeals' decision. On July 25, 2006, Frontier filed a motion asking the FERC to dismiss the reparations complaints of the Complainants on the grounds that their complaints fail to state claims that can be sustained consistent with the ruling of the Court of Appeals. Frontier's motion also asked the FERC to order the refund by the Complainants of the reparations previously paid by Frontier, plus interest. The Complainants have, in a response to Frontier's motion, asserted for various reasons that the FERC should essentially reinstate its original ruling that ordered Frontier to pay reparations to the Complainants. No action on the motions has been taken by the FERC. If Frontier prevails on its motion or in any remand proceeding conducted by the FERC, it would be entitled to repayment in the amount of $5.4 million, plus interest thereon from August 23, 2004. The Partnership owns 22.22% of Frontier. Although the Partnership believes Frontier's motion to dismiss the complaints, as well as the defenses it would assert in a remand proceeding before the FERC, are meritorious, the Partnership cannot predict the outcome of any such actions, and has not recorded any amount for this contingency.

        The Partnership is involved in various other regulatory disputes, litigation and claims arising out of its operations in the normal course of business. The Partnership is not currently a party to any legal or regulatory proceedings the resolution of which could be expected to have a material adverse effect on its business, financial condition, liquidity or results of operations.

7.    RESTRICTED UNITS

        A restricted unit is a "phantom" unit under the Partnership's long term incentive compensation plan. A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit. The Partnership intends the issuance of the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and the Partnership will receive no remuneration for such units.

        In January 2006 and May 2006, the General Partner awarded 89,110 restricted units to key employees and outside directors that vest over a three-year period, beginning on March 1, 2006 and March 1, 2007, respectively. The number of units to be delivered to key employees in any year, if any, will be based on accomplishment of performance targets (measured by distributable cash flow) for the previous calendar year, subject to the Compensation Committee's authority to subsequently adjust performance targets as it may deem appropriate, in its discretion. Restricted unit activity during the nine months ended September 30, 2006 is as follows:

	Number of Units	Weighted Average Grant Date Fair Value
		(in thousands)
Outstanding at January 1, 2006	—	$—
Changes during the year:
Granted	89,110	2,759
Vested	(10,439)	(314)
Forfeited	(5,430)	(164)

Outstanding at September 30, 2006	73,241	$2,281

        Compensation expense recognized for outstanding restricted units is based on grant date fair value of the common units to be awarded to the grantee upon vesting of the phantom unit, adjusted for the expected target performance level for each year. For the three and nine months ended September 30, 2006, the Partnership incurred $0.2 million and $0.8 million, respectively, in compensation expense for restricted units it deemed probable of achieving the performance criteria, including the amount for the first vesting of these awards which occurred on March 1, 2006.

        The outstanding unit grants include change of control provisions that require immediate vesting of units in the event of a change in control of the Partnership or its General Partner. Upon the close of the proposed merger with PAA, all outstanding restricted units will immediately vest pursuant to the terms of the grants, and any remaining unamortized compensation expense will be immediately recognized.

        On March 3, 2005, in connection with LB Pacific's acquisition of the Partnership's General Partner, all restricted units then outstanding under the Partnership's Long-Term Incentive Plan immediately vested pursuant to the terms of the grants. The Partnership issued 99,583 common units and recognized a compensation expense of $3.1 million, which is included in "Accelerated long-term incentive plan compensation expense" in the accompanying condensed consolidated statements of income. Of the total $3.1 million, the compensation expense categorization was $0.6 million for operating personnel and $2.5 million for general and administrative personnel.

8.    SEGMENT INFORMATION

        The Partnership's business and operations are organized into two business segments: the West Coast Business Unit and the Rocky Mountain Business Unit. The West Coast Business Unit includes: (i) Pacific Pipeline System LLC, owner of Line 2000 and Line 63, (ii) Pacific Marketing and Transportation LLC (West Coast Business Unit operations), owner of the PMT gathering system and marketer of crude oil, (iii) Pacific Terminals LLC, owner of the Pacific Terminals storage and distribution system, and (iv) Pacific Atlantic Terminals LLC, owner of the San Francisco and Philadelphia area terminals, which were acquired on September 30, 2005. The Rocky Mountain Business Unit includes: (i) Rocky Mountain Pipeline System LLC, owner of the Partnership's interest in various pipelines that make up the Western Corridor and Salt Lake City Core systems, and the Rocky Mountain Products Pipeline, which was acquired on September 30, 2005, (ii) Ranch Pipeline LLC, the owner of a 22.22% partnership interest in Frontier Pipeline Company, (iii) PEG Canada, L.P. and its Canadian subsidiaries, which own and operate the Rangeland system, and (iv) Pacific Marketing and Transportation LLC (Rocky Mountain Business Unit operations), a marketer of crude oil.

        General and administrative costs, which consist of executive management, accounting and finance, human resources, information technology, investor relations, legal, and business development, are not allocated to the individual business units. Information regarding these two business units is summarized below:

	West Coast Business Unit	Rocky Mountain Business Unit	Intersegment and Intrasegment Eliminations	Total
	(in thousands)
Three months ended September 30, 2006
Revenues:
Pipeline transportation revenue	$18,224	$21,500	$(2,729)	$36,995
Storage and terminaling revenue	23,467	—		23,467
Pipeline buy/sell transportation revenue(1)	—	10,010		10,010
Crude oil sales, net of purchases(2)	9,494	572	(142)	9,924

Net revenue	51,185	32,082		80,396

Expenses:
Operating	21,505	15,412	(2,871)	34,046
Depreciation and amortization	5,528	4,870		10,398

Total expenses	27,033	20,282		44,444

Share of net income of Frontier	—	373		373

Operating income from segments(3)	$24,152	$12,173		$36,325

Total business unit assets(4)	$915,707	$643,935		$1,559,642
Capital expenditures(5)	$8,008	$12,628		$20,636
Three months ended September 30, 2005
Revenues:
Pipeline transportation revenue	$13,887	$14,887	$(1,491)	$27,283
Storage and terminaling revenue	9,731	—		9,731
Pipeline buy/sell transportation revenue(1)	—	11,683		11,683
Crude oil sales, net of purchases(2)	5,690	163	(30)	5,823

Net revenue	29,308	26,733		54,520

Expenses:
Operating	16,004	10,536	(1,521)	25,019
Depreciation and amortization	3,491	3,069		6,560

Total expenses	19,495	13,605		31,579

Share of net income of Frontier	—	516		516

Operating income from segments(3)	$9,813	$13,644		$23,457

Total business unit assets(4)	$855,191	$551,279		$1,406,470
Capital expenditures(5)	$5,106	$9,403		$14,509

	West Coast Business Unit	Rocky Mountain Business Unit	Intersegment and Intrasegment Eliminations	Total
	(in thousands)
Nine months ended September 30, 2006
Revenues:
Pipeline transportation revenue	$52,083	$60,790	$(7,221)	$105,652
Storage and terminaling revenue	65,420	—		65,420
Pipeline buy/sell transportation revenue(1)	—	31,136		31,136
Crude oil sales, net of purchases(2)	26,000	1,860	(407)	27,453

Net revenue	143,503	93,786		229,661

Expenses:
Operating	63,200	43,548	(7,628)	99,120
Depreciation and amortization	16,534	14,158		30,692

Total expenses	79,734	57,706		129,812

Share of net income of Frontier	—	1,246		1,246

Operating income from segments(3)	$63,769	$37,326		101,095

Total business unit assets(4)	$915,707	$643,935		$1,559,642
Capital expenditures(5)	$29,635	$24,313		$53,948
Nine months ended September 30, 2005
Revenues:
Pipeline transportation revenue	$46,525	$41,348	$(4,806)	$83,067
Storage and terminaling revenue	31,073	—	(150)	30,923
Pipeline buy/sell transportation revenue(1)	—	28,905		28,905
Crude oil sales, net of purchases(2)	13,368	369	(90)	13,647

Net revenue	90,966	70,622		156,542

Expenses:
Operating	46,507	30,604	(5,046)	72,065
Line 63 oil release costs(6)	2,000	—		2,000
Depreciation and amortization	10,497	9,198		19,695

Total expenses	59,004	39,802		93,760

Share of net income of Frontier	—	1,363		1,363

Operating income from segments(3)	$31,962	$32,183		$64,145

Total business unit assets(4)	$855,191	$551,279		$1,406,470
Capital expenditures(5)	$6,790	$14,870		$21,660

(1)
Pipeline buy/sell transportation revenue reflects net revenues of approximately $3.4 million and $2.5 million on buy/sell transactions with different parties of $95.6 million and $77.5 million for the three months ended September 30, 2006 and 2005, respectively and net revenues of approximately $10.2 million and $4.6 million on buy/sell transactions with different parties of $257.2 million and $126.0 million for the nine months ended September 30, 2006 and 2005, respectively. The remaining amount reflects net revenues on buy/sell transactions with the same party.

(2)
The above amounts are net of purchases of $421.3 million and $188.9 million for the three months ended September 30, 2006 and 2005 and $1,031.2 million and $425.7 million for the nine months ended September 30, 2006 and 2005, respectively.

(3)
The following is a reconciliation of operating income as stated above to net income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(in thousands)
Income Statement Reconciliation
Operating income from above:
West Coast Business Unit	$24,152	$9,813	$63,769	$31,962
Rocky Mountain Business Unit	12,173	13,644	37,326	32,183

Operating income from segments	36,325	23,457	101,095	64,145
Less: General and administrative expense	5,649	4,115	18,236	12,987
Less: Merger costs	1,112	—	4,529	—
Less: Accelerated long-term incentive plan compensation expense	—	—	—	3,115
Less: Reimbursed general partner transaction costs	—	—	—	1,807

Operating income	29,564	19,342	78,330	46,236
Interest expense	(10,853)	(6,237)	(30,029)	(17,679)
Other income	720	494	1,455	1,387
Income tax benefit (expense)	(196)	(1,433)	2,536	(2,137)

Net income	$19,235	$12,166	$52,292	$27,807

(4)
Business unit assets do not include assets related to the Partnership's parent level activities. As of September 30, 2006 and 2005, parent level related assets were $52.6 million and $50.8 million, respectively.

(5)
Segment capital expenditures do not include parent level capital expenditures. Parent level capital expenditures were $4.4 million and $2.9 million for the three months ended September 30, 2006 and 2005 and $13.6 million and $5.6 million for the nine months ended September 30, 2006 and 2005, respectively.

(6)
On March 23, 2005, a release of approximately 3,400 barrels of crude oil occurred on PPS's Line 63 as a result of a landslide caused by heavy rainfall in northern Los Angeles County. As a result of the release, the Partnership recorded $2.0 million net oil release costs in the first quarter of 2005, consisting of what it now estimates to be $25.5 million of accrued costs relating to the release, net of insurance recovery of $18.6 million to September 30, 2006 and accrued insurance receipts of $4.6 million.

9.    SUBSEQUENT EVENTS

       On October 20, 2006, the Partnership declared a cash distribution of $0.5675 per limited partner unit, payable on November 13, 2006, to unitholders of record as of October 31, 2006.

10.    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        Certain of the Partnership's 100% owned subsidiaries have issued full, unconditional, and joint and several guarantees of the 7 1/8% senior notes due 2014 and the 6 1/4% senior notes due 2015 (the "Senior Notes"). Given that certain, but not all subsidiaries of the Partnership are guarantors of its Senior Notes, the Partnership is required to present the following supplemental condensed consolidating financial information. For purposes of the following footnote, the Partnership is referred to as "Parent", while the "Guarantor Subsidiaries" are Rocky Mountain Pipeline System LLC, Pacific Marketing and Transportation LLC, Pacific Atlantic Terminals LLC, Ranch Pipeline LLC, PEG Canada GP LLC, PEG Canada, L.P. and Pacific Energy Group LLC, and "Non-Guarantor Subsidiaries" are Pacific Pipeline System LLC, Pacific Terminals LLC, Rangeland Pipeline Company, Rangeland Marketing Company, Rangeland Northern Pipeline Company, Rangeland Pipeline Partnership and Aurora Pipeline Company, Ltd.

        The following supplemental condensed consolidating financial information reflects the Parent's separate accounts, the combined accounts of the Guarantor Subsidiaries, the combined accounts of the Parent's Non-Guarantor Subsidiaries, the combined consolidating adjustments and eliminations and the Parent's consolidated accounts for the dates and periods indicated. For purposes of the following condensed consolidating information, the Parent's investments in its subsidiaries and the Guarantor Subsidiaries' investments in their subsidiaries are accounted for under the equity method of accounting:

	Balance Sheet September 30, 2006
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Assets:
Current assets	$102,469	$214,172	$90,023	$(141,438)	$265,226
Property and equipment	—	628,308	624,442	—	1,252,750
Equity investments	514,163	213,942	—	(719,454)	8,651
Intercompany notes receivable	658,364	343,831	—	(1,002,195)	—
Intangible assets	—	28,982	38,657	—	67,639
Other assets	11,624	—	6,333	—	17,957

Total assets	$1,286,620	$1,429,235	$759,455	$(1,863,087)	$1,612,223

Liabilities and partners' capital:
Current liabilities	$8,061	$247,636	$89,901	$(141,438)	$204,160
Long-term debt	589,529	—	79,634	—	669,163
Deferred income taxes	—	1,233	31,327	—	32,560
Intercompany notes payable	—	658,364	343,831	(1,002,195)	—
Other liabilities	106	7,839	9,471	—	17,416
Total partners' capital	688,924	514,163	205,291	(719,454)	688,924

Total liabilities and partners' capital	$1,286,620	$1,429,235	$759,455	$(1,863,087)	$1,612,223

	Balance Sheet December 31, 2005
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Assets:
Current assets	$104,989	$139,457	$81,846	$(134,177)	$192,115
Property and equipment	—	583,330	602,204	—	1,185,534
Equity investments	429,802	197,239	—	(618,885)	8,156
Intercompany notes receivable	661,313	340,905	—	(1,002,218)	—
Intangible assets	—	31,220	37,960	—	69,180
Other assets	13,426	—	8,041	—	21,467

Total assets	$1,209,530	$1,292,151	$730,051	$(1,755,280)	$1,476,452

Liabilities and partners' capital:
Current liabilities	$5,389	$191,516	$93,459	$(134,177)	$156,187
Long-term debt	505,902	—	59,730	—	565,632
Deferred income taxes	—	582	35,189	—	35,771
Intercompany notes payable	—	661,313	340,905	(1,002,218)	—
Other liabilities	—	8,938	11,685	—	20,623
Total partners' capital	698,239	429,802	189,083	(618,885)	698,239

Total liabilities and partners' capital	$1,209,530	$1,292,151	$730,051	$(1,755,280)	$1,476,452

	Statement of Income Three Months Ended September 30, 2006
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Net operating revenues	$—	$42,362	$40,905	$(2,871)	$80,396
Operating expenses	—	(20,625)	(16,292)	2,871	(34,046)
General and administrative expense(1)	(2)	(5,050)	(597)	—	(5,649)
Merger costs	—	(1,112)	—	—	(1,112)
Depreciation and amortization expense	—	(5,138)	(5,260)	—	(10,398)
Share of net income of Frontier	—	373	—	—	373

Operating income	(2)	10,810	18,756	—	29,564
Interest expense	(9,532)	(40)	(1,281)	—	(10,853)
Intercompany interest income (expense)	—	7,391	(7,391)	—	—
Equity earnings	28,856	10,578	—	(39,434)	—
Other income	(87)	396	411	—	720
Income tax (expense) benefit	—	(279)	83	—	(196)

Net income	$19,235	$28,856	$10,578	$(39,434)	$19,235

(1)
General and administrative expense is not currently allocated between Guarantor and Non-Guarantor Subsidiaries for financial reporting purposes.

	Statement of Income Three Months Ended September 30, 2005
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Net operating revenues	$—	$20,740	$35,301	$(1,521)	$54,520
Operating expenses	—	(11,171)	(15,369)	1,521	(25,019)
General and administrative expense(1)	—	(3,594)	(521)	—	(4,115)
Depreciation and amortization expense	—	(1,633)	(4,927)	—	(6,560)
Share of net income of Frontier	—	516	—	—	516

Operating income	—	4,858	14,484	—	19,342
Interest expense	(4,630)	(818)	(789)	—	(6,237)
Intercompany interest income (expense)	—	6,639	(6,639)	—	—
Equity earnings	16,585	6,115	—	(22,700)	—
Other income	211	180	103	—	494
Income tax (expense) benefit	—	(398)	(1,035)	—	(1,433)

Net income	$12,166	$16,576	$6,124	$(22,700)	$12,166

(1)
General and administrative expense is not currently allocated between Guarantor and Non-Guarantor Subsidiaries for financial reporting purposes.

	Statement of Income Nine Months Ended September 30, 2006
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Net operating revenues	$—	$118,892	$118,397	$(7,628)	$229,661
Operating expenses	—	(59,507)	(47,241)	7,628	(99,120)
General and administrative expense(1)	(3)	(16,423)	(1,810)	—	(18,236)
Merger costs	—	(4,529)	—	—	(4,529)
Depreciation and amortization expense	—	(15,207)	(15,485)	—	(30,692)
Share of net income of Frontier	—	1,246	—	—	1,246

Operating income	(3)	24,472	53,861	—	78,330
Interest expense	(26,534)	(181)	(3,314)	—	(30,029)
Intercompany interest income (expense)	—	21,912	(21,912)	—	—
Equity earnings	79,218	33,519	—	(112,737)	—
Other income	(389)	987	857	—	1,455
Income tax benefit (expense)	—	(1,491)	4,027	—	2,536

Net income	$52,292	$79,218	$33,519	$(112,737)	$52,292

(1)
General and administrative expense is not currently allocated between Guarantor and Non-Guarantor Subsidiaries for financial reporting purposes.

	Statement of Income Nine Months Ended September 30, 2005
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating adjustments	Total
	(in thousands)
Net operating revenues	$—	$55,085	$106,503	$(5,046)	$156,542
Operating expenses	—	(31,461)	(45,650)	5,046	(72,065)
General and administrative expense(1)	—	(11,420)	(1,567)	—	(12,987)
Accelerated long-term incentive plan compensation expense	—	(2,675)	(440)	—	(3,115)
Line 63 oil release costs	—	—	(2,000)	—	(2,000)
Reimbursed general partner transaction costs	(893)	(914)	—	—	(1,807)
Depreciation and amortization expense	—	(4,893)	(14,802)	—	(19,695)
Share of net income of Frontier	—	1,363	—	—	1,363

Operating income	(893)	5,085	42,044	—	46,236
Interest expense	(12,925)	(2,322)	(2,432)	—	(17,679)
Intercompany interest income (expense)	—	19,051	(19,051)	—	—
Equity earnings	41,397	19,691	—	(61,088)	—
Other income	228	780	379	—	1,387
Income tax benefit (expense)	—	(888)	(1,249)	—	(2,137)

Net income	$27,807	$41,397	$19,691	$(61,088)	$27,807

(1)
General and administrative expense is not currently allocated between Guarantor and Non-Guarantor Subsidiaries for financial reporting purposes.

	Statement of Cash Flows Nine Months Ended September 30, 2006
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$52,292	$79,218	$33,519	$(112,737)	$52,292
Adjustments to reconcile net income to net cash provided by operating activities:
Equity earnings	(79,218)	(33,519)	—	112,737	—
Distributions from subsidiaries	68,714	46,418	—	(115,132)	—
Depreciation, amortization and other	2,941	16,025	8,492	—	27,458
Net changes in operating assets and liabilities	2,267	(30,645)	(1,081)	(800)	(30,259)

NET CASH PROVIDED BY OPERATING ACTIVITIES	46,996	77,497	40,930	(115,932)	49,491

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions	—	(2,365)	—	—	(2,365)
Additions to property, equipment and other	(24)	(48,371)	(18,946)	—	(67,341)
Additions to pipeline linefill and minimum tank inventory	—	(8,128)	(7,978)	—	(16,106)
Intercompany	(84,000)	—	—	84,000	—

NET CASH USED IN INVESTING ACTIVITIES	(84,024)	(58,864)	(26,924)	84,000	(85,812)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	35,458	(23,136)	(12,365)	31,932	31,889

Effect of translation adjustment	—	—	83	—	83

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,570)	(4,503)	1,724	—	(4,349)
CASH AND CASH EQUIVALENTS, beginning of reporting period	4,192	12,484	1,388	—	18,064

CASH AND CASH EQUIVALENTS, end of reporting period	$2,622	$7,981	$3,112	$—	$13,715

	Statement of Cash Flows Nine Months Ended September 30, 2005
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$27,807	$41,397	$19,691	$(61,088)	$27,807
Adjustments to reconcile net income to net cash provided by operating activities:
Equity earnings	(41,397)	(19,691)	—	61,088	—
Distributions from subsidiaries	46,224	31,888	—	(78,112)	—
Depreciation, amortization and other	514	8,645	15,097	—	24,256
Net changes in operating assets and liabilities	8,877	9,601	1,948	(6,834)	13,592

NET CASH PROVIDED BY OPERATING ACTIVITIES	42,025	71,840	36,736	(84,946)	65,655

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions	—	(461,165)	—	—	(461,165)
Additions to property, equipment and other	—	(10,916)	(16,349)	—	(27,265)
Intercompany	(465,633)	—	—	465,633	—

NET CASH USED IN INVESTING ACTIVITIES	(465,633)	(472,081)	(16,349)	465,633	(488,430)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	427,090	395,844	(17,293)	(380,687)	424,954

Effect of translation adjustment	—	—	213	—	213

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,482	(4,397)	3,307	—	2,392
CASH AND CASH EQUIVALENTS, beginning of reporting period	2,713	17,523	3,147	—	23,383

CASH AND CASH EQUIVALENTS, end of reporting period	$6,195	$13,126	$6,454	$—	$25,775

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Pacific Energy Management LLC and
Unitholders of Pacific Energy Partners, L.P.:

        We have audited the accompanying consolidated balance sheets of Pacific Energy Partners, L.P. and subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of income, partners' capital, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of Pacific Energy Partners, L.P.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pacific Energy Partners, L.P. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pacific Energy Partners, L.P. and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Los Angeles, California
March 10, 2006

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$18,064	$23,383
Crude oil sales receivable	95,952	28,609
Transportation and storage accounts receivable	30,100	20,137
Canadian goods and services tax receivable	8,738	7,632
Insurance proceeds receivable (note 4)	9,052	—
Crude oil and refined products inventories (note 2)	20,192	9,174
Prepaid expenses	7,489	4,159
Other	2,528	2,451

Total current assets	192,115	95,545
Property and equipment, net (note 5)	1,185,534	718,624
Intangible assets, net (note 6)	69,180	37,894
Investment in Frontier (note 7)	8,156	7,886
Other assets, net	21,467	9,956

	$1,476,452	$869,905

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
Accounts payable and accrued liabilities	$43,859	$15,272
Accrued crude oil purchases	96,651	27,231
Line 63 oil release reserve (note 4)	4,448	—
Accrued interest	4,929	1,124
Due to related parties (note 8)	—	533
Other	6,300	3,885

Total current liabilities	156,187	48,045
Senior notes and credit facilities, net (note 9)	565,632	357,163
Deferred income taxes (note 11)	35,771	34,556
Environmental liabilities (note 12)	16,617	7,269
Other liabilities	4,006	406

Total liabilities	778,213	447,439

Commitments and contingencies (notes 12, 13 and 14)
Partners' capital (note 15):
Common unitholders (31,448,931 and 19,158,747 units outstanding at December 31, 2005 and 2004, respectively)	644,589	361,427
Subordinated unitholders (7,848,750 and 10,465,000 units outstanding at December 31, 2005 and 2004, respectively)	24,758	41,521
General Partner interest	12,535	6,280
Undistributed employee long-term incentive compensation	—	116
Accumulated other comprehensive income	16,357	13,122

Net partners' capital	698,239	422,466

	$1,476,452	$869,905

See accompanying notes to consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(in thousands, except per unit amounts)
Revenues:
Pipeline transportation revenue	$116,648	$108,395	$101,811
Storage and terminaling revenue	51,986	37,577	12,711
Pipeline buy/sell transportation revenue	35,671	18,640	—
Crude oil sales, net of purchases of $623,115, $402,283 and $358,454 in 2005, 2004 and 2003, respectively	19,997	16,787	21,293

	224,302	181,399	135,815

Cost and Expenses:
Operating	104,397	85,286	61,046
General and administrative	18,472	15,400	13,705
Accelerated long-term incentive plan compensation expense (note 18)	3,115	—	—
Line 63 oil release costs (note 4)	2,000	—	—
Transaction costs (notes 8 and 17)	1,807	—	—
Depreciation and amortization	29,406	24,173	18,865

	159,197	124,859	93,616

Share of net income (loss) of Frontier (note 7):
Income before rate case and litigation expense	1,757	1,328	1,459
Rate case and litigation expense	—	—	(1,621)

Share of net income (loss) of Frontier	1,757	1,328	(162)

Write-down of idle property (note 2)	(450)	(800)	—

Operating income	66,412	57,068	42,037
Interest and other income	1,119	1,032	479
Write-off of deferred financing costs and interest rate swap termination expense (note 10)	—	(2,901)	—
Interest expense	(26,720)	(19,209)	(17,487)

Income before income taxes	40,811	35,990	25,029

Income tax (expense) benefit (note 11):
Current	(1,252)	(326)	—
Deferred	89	65	—

	(1,163)	(261)	—

Net income	$39,648	$35,729	$25,029

Net income (loss) for the general partner interest (note 17)	$(978)	$715	$501

Net income for the limited partner interests	$40,626	$35,014	$24,528
Net income per limited partner unit:
Basic	$1.25	$1.23	$1.10
Diluted	$1.25	$1.23	$1.09
Weighted average limited partner units outstanding:
Basic	32,381	28,406	22,328
Diluted	32,414	28,488	22,540

See accompanying notes to consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

Years ended December 31, 2005, 2004 and 2003

(in thousands)

	Limited Partner Units		Limited Partner Amounts			Undistributed Employee Long- Term Incentive Compensation	Accumulated Other Comprehensive Income (Loss)
					General Partner Interest
	Common	Subordinated	Common	Subordinated				Total
Balance, December 31, 2002	10,465	10,465	$163,172	$57,069	$2,329	$72	$(7,375)	$215,267
Net income	—	—	12,963	11,565	501	—	—	25,029
Distributions to partners	—	—	(21,650)	(19,624)	(841)	—	—	(42,115)
Issuance of common units, net of fees and offering expenses	5,612	—	131,716	—	1,955	—	—	133,671
Redemption of common units held by general partner	(1,727)	—	(40,780)	—	—	—	—	(40,780)
Undistributed employee compensation under long-term incentive plan	—	—	—	—	—	3,233	—	3,233
Issuance of common units pursuant to long-term incentive plan	92	—	1,531	—	31	(2,567)	—	(1,005)
Change in fair value of interest rate and crude oil hedging derivatives	—	—	—	—	—	—	1,767	1,767

Balance, December 31, 2003	14,442	10,465	$246,952	$49,010	$3,975	$738	$(5,608)	$295,067
Net income	—	—	22,096	12,918	715	—	—	35,729
Distributions to partners	—	—	(34,981)	(20,407)	(1,130)	—	—	(56,518)
Issuance of common units, net of fees and offering expenses	4,625	—	125,881	—	2,690	—	—	128,571
Undistributed employee compensation under long-term incentive plan	—	—	—	—	—	2,076	—	2,076
Issuance of common units pursuant to long-term incentive plan	92	—	1,479	—	30	(2,698)	—	(1,189)
Changes in fair value of interest rate and crude oil hedging derivatives	—	—	—	—	—	—	5,422	5,422
Foreign currency translation adjustment	—	—	—	—	—	—	13,308	13,308

Balance, December 31, 2004	19,159	10,465	$361,427	$41,521	$6,280	$116	$13,122	$422,466

Net income	—	—	29,027	11,599	(978)	—	—	39,648
Distributions to partners	—	—	(45,458)	(19,981)	(1,336)	—	—	(66,775)
Issuance of common units, net of fees and offering expenses	9,533	—	288,960	—	6,116	—	—	295,076
General partner contribution	—	—	—	—	2,407	—	—	2,407
Employee compensation under long-term incentive plan	—	—	—	—	—	2,886	—	2,886
Issuance of common units pursuant to long-term incentive plan	99	—	1,545	—	31	(3,002)	—	(1,426)
Exercise of unit options pursuant to long-term incentive plan	42	—	707	—	15	—	—	722
Conversion of subordinated units to common units	2,616	(2,616)	8,381	(8,381)	—	—	—	—
Changes in fair value of crude oil and foreign currency hedging contracts	—	—	—	—	—	—	(269)	(269)
Foreign currency translation adjustment	—	—	—	—	—	—	3,504	3,504

Balance, December 31, 2005	31,449	7,849	$644,589	$24,758	$12,535	$—	$16,357	$698,239

See accompanying notes to consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(in thousands)
Net income	$39,648	$35,729	$25,029
Change in fair value of interest rate hedging derivatives	—	5,436	1,939
Change in fair value of crude oil hedging derivatives	(74)	(14)	(172)
Change in fair value of foreign currency hedging derivatives	(195)	—	—
Change in foreign currency translation adjustment	3,504	13,308	—

Comprehensive income	$42,883	$54,459	$26,796

See accompanying notes to consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$39,648	$35,729	$25,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,406	24,173	18,865
Amortization of debt issue costs	2,027	1,537	1,028
Write-off of deferred financing costs	—	2,321	—
Write-down of idle property	450	800	—
Non-cash employee compensation under long-term incentive plan	2,886	2,076	3,233
Deferred tax expense (benefit)	(89)	(65)	—
Share of net (income) loss of Frontier	(1,757)	(1,328)	162
Other non-cash items	220	—	—
Distribution from (contribution to) Frontier, net	1,317	(44)	1,755
Net changes in operating assets and liabilities:
Crude oil sales receivable	(66,968)	5,157	(9,609)
Transportation and storage accounts receivable	(9,951)	(1,311)	(6,260)
Insurance proceeds receivable	(9,052)	—	—
Other current assets and liabilities	(14,901)	(9,337)	557
Accounts payable and other accrued liabilities	29,453	(565)	726
Accrued crude oil purchases	68,974	(4,370)	7,217
Line 63 oil release reserve	4,448	—	—
Other non-current assets and liabilities	(3)	2,453	20

NET CASH PROVIDED BY OPERATING ACTIVITIES	76,108	57,226	42,723

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	(462,553)	(138,701)	(169,740)
Additions to property and equipment	(51,717)	(16,520)	(10,892)
Other	1,519	(731)	300

NET CASH USED IN INVESTING ACTIVITIES	(512,751)	(155,952)	(180,332)

See accompanying notes to consolidated financial statements.

	2005	2004	2003
	(in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common units, net of fees and offering expenses	288,960	125,881	131,716
Capital contributions from the general partner	8,569	2,720	1,986
Redemption of common units held by the general partner, net of underwriter's fees	—	—	(40,780)
Net proceeds from senior notes offerings	170,889	240,932	—
Repayment of term loan	—	(225,000)	—
Proceeds from credit facilities	283,502	140,922	166,000
Repayment of credit facilities	(249,466)	(115,253)	(93,000)
Deferred bank debt financing costs	(4,573)	(1,227)	—
Distributions to partners	(66,775)	(56,518)	(42,115)
Issuance of common units pursuant to exercise of unit options	707	—	—
Change in balance due from or to related parties	(533)	(47)	(372)

NET CASH PROVIDED BY FINANCING ACTIVITIES	431,280	112,410	123,435

Effect of exchange rates on cash	44	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,319)	13,684	(14,174)
CASH AND CASH EQUIVALENTS, beginning of year	23,383	9,699	23,873

CASH AND CASH EQUIVALENTS, end of year	$18,064	$23,383	$9,699

Supplemental disclosures:
Cash paid for interest	$22,462	$19,881	$16,252
Taxes paid	$665	$125	$—
Non-cash financing and investing activities:
Additions to equipment	$—	$—	$204

See accompanying notes to consolidated financial statements.

PACIFIC ENERGY PARTNERS, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND BASIS OF PRESENTATION

    Organization

        Pacific Energy Partners, L.P., a Delaware limited partnership, was formed in February 2002 and completed its initial public offering of common units representing limited partner units on July 26, 2002. Pacific Energy Partners, L.P. and its subsidiaries (collectively the "Partnership") are engaged principally in the business of gathering, transporting, storing and distributing crude oil, refined products and other related products. The Partnership generates revenue primarily by transporting such commodities on its pipelines, by leasing storage capacity in its storage tanks, and by providing other terminaling services. The Partnership also buys and sells crude oil, activities that are generally complementary to its other crude oil operations. The Partnership conducts its business through two business units, the West Coast Business Unit, which includes activities in California and the Philadelphia, Pennsylvania area, and the Rocky Mountain Business Unit, which includes activities in five Rocky Mountain states and Alberta, Canada.

        The Partnership is managed by its general partner, Pacific Energy GP, LP, a Delaware limited partnership (the "General Partner"), which, prior to its conversion to a limited partnership on March 3, 2005, was Pacific Energy GP, Inc., a corporation owned 100% by a subsidiary of The Anschutz Corporation ("Anschutz"). On March 3, 2005, Anschutz sold all of its interest in Pacific Energy GP, Inc. to LB Pacific, LP ("LBP"), which was formed by the Lehman Brothers Merchant Banking Group ("LBMB") in connection with the purchase (see "Note 8—Related Party Transactions"). Pacific Energy GP, LP is managed by its general partner, Pacific Energy Management LLC ("PEM"), a Delaware limited liability company, thus the officers and Board of Directors of PEM manage the business affairs of the Partnership and its General Partner. The Partnership's General Partner does not receive any management fee or other compensation in connection with its management of the Partnership's business, but is entitled to reimbursement for all direct and indirect expenses incurred on the Partnership's behalf.

        The Partnership holds a 100% ownership interest in Pacific Energy Group LLC ("PEG"), whose 100% owned subsidiaries consist of:

  (i)
  Pacific Pipeline System LLC ("PPS"), owner of Line 2000 and the Line 63 system;

  (ii)
  Pacific Terminals LLC ("PT"), owner of the Pacific Terminals storage and distribution system;

  (iii)
  Pacific Atlantic Terminals LLC ("PAT"), which was formed for the purpose of acquiring the California and East Coast terminal assets the Partnership purchased on September 30, 2005 as part of the acquisition of assets from Valero, L.P. (see "Note 3—Acquisitions");

  (iv)
  Pacific Marketing and Transportation LLC ("PMT"), owner of the PMT gathering system and marketer of crude oil;

  (v)
  Rocky Mountain Pipeline System LLC ("RMPS"), owner of the Western Corridor and Salt Lake City Core systems, and which acquired the West Pipeline system (which is now known as the Rocky Mountain Products Pipeline) on September 30, 2005 as part of the acquisition of assets from Valero, L.P.; and

  (vi)
  Ranch Pipeline LLC ("RPL"), owner of a 22.22% partnership interest in Frontier Pipeline Company ("Frontier"), a Wyoming general partnership.

        The Partnership holds 100% interest in PEG Canada GP LLC ("PEG Canada GP"), the general partner of PEG Canada, L.P. ("PEG Canada"), the holding company of the Partnership's Canadian subsidiaries. The Partnership owns 100% of the limited and general partner interests in PEG Canada, whose 100% owned subsidiaries consist of:

  (i)
  Rangeland Pipeline Company ("RPC"), which owns 100% of Aurora Pipeline Company Ltd. ("Aurora") and a partnership interest in Rangeland Pipeline Partnership ("Rangeland Partnership");

  (ii)
  Rangeland Northern Pipeline Company ("RNPC"), which owns the remaining partnership interest in Rangeland Partnership; and

  (iii)
  Rangeland Marketing Company ("RMC").

        Rangeland Partnership owns all of the assets that make up the Rangeland pipeline system except the Aurora pipeline, which is owned by Aurora.

        The Partnership also owns 100% of Pacific Energy Finance Corporation, which was organized for the purpose of co-issuing the Partnership's senior notes.

    Business Segment Reporting

        The business segments of the Partnership consist of two geographic regions, the West Coast and the Rocky Mountains. The West Coast Business Unit includes PPS, PT, PAT and PMT. The Rocky Mountain Business Unit includes RMPS, RPL and PEG Canada and its Canadian subsidiaries RPC, Aurora, RNPC, RMC and Rangeland Partnership. Information relating to these two segments is summarized in "Note 20—Segment Information".

    Basis of Presentation

        The accompanying financial statements and related notes present the Partnership's (including all of its wholly-owned subsidiaries) consolidated financial position as of December 31, 2005 and 2004, and the consolidated results of the Partnership's operations, cash flows, changes in partners' capital and comprehensive income for the years ended December 31, 2005, 2004 and 2003. All significant intercompany balances and transactions have been eliminated during the consolidation process. Certain reclassifications were made to prior periods to conform to the current period presentation. Investments in affiliates, over which the Partnership has significant influence, are accounted for by the equity method.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Management Estimates

        Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date as well as the reported amounts of revenue and expenses during the reporting period. The actual results could differ significantly from those estimates.

        The Partnership's most significant estimates involve the valuation of individual assets acquired in purchase transactions, the useful lives of property and equipment, the expected costs of environmental remediation, accounting for the potential impact of regulatory proceedings or other actions with shippers on the Partnership's pipelines, and the valuation of inventory.

    Revenue Recognition

        Revenue from pipeline transportation services is recognized upon delivery of the product to the customer. Other revenue associated with the operation of the Partnership's pipelines is recognized as the services are performed.

        Storage and distribution revenue is recognized monthly based on the lease of storage tanks, the use of distribution system assets, and the delivery of related incidental services.

        The Rangeland system is a proprietary system. Therefore, customers who wish to transport commodities on the Rangeland system must either: (i) sell commodities at the inlet to the pipeline without repurchasing commodities; or (ii) sell commodities at an inlet point and repurchase such product at agreed-upon delivery points for the price paid at the inlet to the pipeline plus an established location differential on a pre-arranged basis. Revenue from buy/sell transactions is recognized on a net basis. Revenue is recognized when the commodity is delivered to the customer.

        PMT's crude oil sales are recognized as the crude oil is delivered to customers, and are reflected separately, net of crude oil purchases, on the accompanying consolidated statements of income.

    Regulation

        The California Public Utilities Commission ("CPUC") regulates PPS's common carrier crude oil pipeline operations. All shipments on the regulated pipelines are governed by tariffs authorized and approved by the CPUC. Tariffs on the Line 2000 pipeline are market-based, established based on market considerations, subject to contractual terms. Tariffs on the Line 63 pipeline are cost-of-service based, designed to allow PPS to recover its various costs to operate and maintain the pipeline as well as a charge for depreciation of the capital investment in the pipeline and an authorized rate of return.

        The CPUC also regulates PT's storage and distribution operations. The CPUC has authorized PT to establish the terms, conditions and charges for its storage and distribution services through negotiated contracts with its customers.

        The West and East Coast products terminals are not regulated utilities, nor is the PMT gathering system, which is a proprietary intrastate operation.

        The Western Corridor and Salt Lake City Core systems are common carrier pipelines that transport oil under cost-based tariffs under the jurisdiction of the Federal Energy Regulatory Commission ("FERC") and the Wyoming Public Service Commission ("WPSC"). The Rocky Mountain Products Pipeline that was acquired as part of the Valero Acquisition is a common carrier system that transports products under market-based FERC tariffs, except for one FERC regulated cost-based segment, and under cost-based tariffs under the jurisdiction of the states of Wyoming and Colorado.

        The Rangeland system operates as a proprietary system, and accordingly the Partnership takes title to the crude oil that is gathered and transported. The Rangeland system is subject to the jurisdiction of the Alberta Energy and Utilities Board ("EUB"). The Aurora pipeline is subject to the jurisdiction of the Canadian National Energy Board ("NEB"). The EUB and NEB will generally not review rates set by a crude oil pipeline operator unless it receives a complaint.

    Concentration of Customers and Credit Risk

        A substantial portion of the West Coast transportation and storage business in 2005, 2004 and 2003 was with four customers who individually accounted for more that 10% of West Coast transportation and storage revenue. Collectively, these four customers accounted for approximately 60%, 73% and 76% of total West Coast transportation and storage revenue in 2005, 2004 and 2003, respectively. Two of these customers, Chevron and Shell Trading Company, who collectively accounted for approximately 32%, 46% and 47% of 2005, 2004 and 2003 transportation and storage revenue, respectively, have executed ten-year ship or pay transportation agreements expiring in 2009 whereby they have committed to ship minimum volumes that represent approximately 61% of their actual 2005 volumes transported on the Partnership's West Coast pipelines.

        A substantial portion of the Partnership's Rocky Mountain pipeline transportation and storage business in 2005, 2004 and 2003 was with two customers who individually accounted for more that 10% of Rocky Mountain transportation revenue. Collectively, these two customers accounted for approximately 36%, 40% and 50% of total Rocky Mountain transportation revenue in 2005, 2004 and 2003, respectively. In addition, for the Partnership's Canadian buy/sell transportation revenue, in 2005 three customers accounted for 50% of the Partnership's Canadian net sales revenue and in 2004 two customers accounted for approximately 60% of the Partnership's Canadian net sales revenue. In 2005, three suppliers accounted for 58% of the Partnership's Canadian net purchase contracts and in 2004 one supplier accounted for 66% of the Partnership's Canadian net purchase contracts. Each of these customers and suppliers individually accounted for more that 10% of the Partnership's Canadian buy/sell transportation revenue and net purchase contracts.

        Although the above concentration could affect the Partnership's overall exposure to credit risk, management believes that the risk is minimal given that a majority of its business is conducted with large, high credit quality companies within the industry. The Partnership performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivables. In some cases, the Partnership requires payment in advance or security in the form of a letter of credit or bank guarantee.

    Cash Equivalents

        For purposes of the consolidated statements of cash flows, the Partnership considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

    Accounts Receivable

        Crude oil sales receivable relate to the Partnership's gathering and marketing activities. The Partnership's gathering and marketing activities can generally be described as high volume and low margin activities. Transportation and storage accounts receivable are from shippers who transport crude on our pipelines and customers who lease our storage capacity. The Partnership makes a determination of the amount, if any, of credit to be extended to any given customer and the form and amount of financial performance assurances required. Such financial assurances are commonly provided in the form of standby letters of credit. The Partnership also monitors changes in the creditworthiness of its customers as a result of developments related to each customer, the industry as a whole and the general economy.

        The Partnership routinely reviews its accounts receivable balances to identify past due amounts and analyze the reasons such amounts have not been collected. In many instances, such delays involve billing discrepancies or disputes as to the appropriate price, volumes or quality of crude oil delivered or exchanged. The Partnership has an insignificant amount for allowances for doubtful accounts as of December 31, 2005, 2004 and 2003.

    Crude Oil and Refined Products Inventories

        Crude oil and refined products inventories are valued at the lower of cost or market with cost determined using an average cost method. The inventory balance is subject to downward adjustment if prices decline below the carrying value of the inventory.

    Property and Equipment

        The components of property and equipment are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Pipelines	40 years
Tanks	40 years
Station and pumping equipment	10–20 years
Buildings	20–30 years
Other	3–15 years

        In accordance with our capitalization policy, costs associated with acquisitions and improvements, including related interest costs, which expand our existing capacity are capitalized. For the years ended December 31, 2005 and 2004, and 2003, capitalized interest was $1.1 million, $0.4 million, and $0.1 million, respectively. In addition, costs incurred to extend the useful lives of assets are capitalized. Repair and maintenance expenditures associated with existing assets that do not extend the useful life or expand the operating capacity are charged to expense as incurred.

    Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows. Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flows exceed the carrying value of the asset, no impairment is recognized. If the carrying value of the asset exceeds the expected future cash flows, impairment exists and is measured by the excess of the carrying value over the estimated fair value of the asset. Any impairment provisions are permanent and may not be restored in the future. The Partnership recorded impairment expense of $0.5 million and $0.8 million associated with idle Pacific Terminals property in 2005 and 2004, respectively.

    Asset Retirement Obligations

        The Partnership has determined that it is obligated by contractual or regulatory requirements to remove facilities or perform remediation upon retirement of certain of its assets. However, the Partnership is not able to reasonably determine the fair value of the asset retirement obligations for its pipelines and storage tanks, since the range of future dismantlement and removal dates are indeterminate.

        In order to determine a removal date for the Partnership's gathering lines and related surface assets, reserve information regarding the production life of the specific field is required. The Partnership is not a producer of the oil field reserves, and therefore does not have access to adequate forecasts that predict the timing of expected production for existing reserves on those fields in which the Partnership gathers crude oil. In the absence of such information, the Partnership is not able to make a reasonable estimate of when the dismantlement and removal of its gathering assets will be required. With regard to the Partnership's trunk and interstate pipelines and their related surface assets, it is not possible to predict when demand for transportation of the related products will cease. The Partnership's right-of-way agreements allow it to maintain the right-of-way rather than remove the pipe. In addition, the Partnership believes its trunk pipelines can be put into alternative uses.

        The Partnership will record such asset retirement obligations in the period in which sufficient information becomes available for it to reasonably estimate the settlement date and amount of its retirement obligations.

    Investment in Frontier

        The Partnership's 22% investment in Frontier is accounted for using the equity method of accounting. Under the equity method, an investment is initially recorded at cost and subsequently adjusted to recognize the investor's share of distributions and net income or losses of the investee as they occur. Recognition of any such losses is generally limited to the extent of the investor's investment in, advances to, and commitments and guarantees for the investee.

    Deferred Financing Costs

        Costs incurred in connection with the issuance of long-term debt are capitalized and amortized using the effective interest method. Costs incurred in connection with the issuance and amendments to our credit facilities are capitalized and amortized using the straight line methods over the term of the related facility. Unamortized debt issue costs may be written-off in conjunction with the refinancing or termination of the applicable debt arrangement prior to its scheduled maturity. We capitalized $7.9 million and $5.9 million of such costs in 2005 and 2004, respectively. In addition, during 2004 we wrote off $2.3 million of unamortized costs relating to the early termination of debt.

    Environmental Liabilities

        The Partnership accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable in the future and can be reasonably estimated. To the extent environmental liabilities are assumed in acquisitions, the Partnership records an estimate of such costs at the date of acquisition. These accruals are undiscounted and are based on information currently available, existing technology, the estimated timing of remedial actions and related inflation assumptions and enacted laws and regulations. The Partnership monitors the balance of accrued undiscounted environmental liabilities on a regular basis and may make adjustments to the initial estimates recorded, from time to time, to reflect changing circumstances.

    Income Taxes

        The Partnership and its U.S. and Canadian subsidiaries are not taxable entities in the U.S. and are not subject to U.S. federal or state income taxes, as the tax effect of operations is passed through to its unitholders. The Partnership's Canadian subsidiaries are taxable entities in Canada and are subject to Canadian federal and provincial income taxes and other Canadian income taxes. In addition, monies repatriated by the Partnership from Canada into the U.S. may subject the Partnership to withholding taxes.

        Net income for financial statement purposes may differ significantly from taxable income reportable to unitholders as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under the Partnership's First Amended and Restated Agreement of Limited Partnership, as amended. Individual unitholders have different investment bases depending upon the timing and price of their acquisition of partnership units. Further, each unitholder's tax accounting, which is partially dependent upon the unitholder's tax position, differs from the accounting followed in the consolidated financial statements. Accordingly, the aggregate difference in the basis of the Partnership's net assets for financial and tax reporting purposes cannot be readily determined because information regarding each unitholder's tax attributes in the Partnership is not available to the Partnership.

        In addition to federal and state income taxes, unitholders may be subject to other taxes, such as local, estate, inheritance or intangible taxes which may be imposed by the various jurisdictions in which the Partnership does business or owns property. Individual unitholders generally have no responsibility to file Canadian tax returns.

        Income taxes for the Partnership's Canadian subsidiaries are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. The Partnership intends to repatriate its Canadian subsidiaries' earnings in the future and accordingly has recorded a provision for Canadian withholding taxes.

    Derivative Instruments

        The Partnership uses certain derivative instruments to hedge its exposure to commodity price, interest rate and foreign exchange rate risks. The Partnership records all derivative instruments on the balance sheet as either assets or liabilities measured at their fair value under the provisions of Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS 133 requires that changes in the fair value of derivative instruments be recognized currently in earnings unless specific hedge accounting criteria are met, in which case changes in fair value are deferred to "accumulated other comprehensive income" and reclassified into earnings when the underlying transaction affects earnings. Accordingly, changes in fair value are included in the current period for (i) derivatives characterized as fair value hedges, (ii) derivatives that do not qualify for hedge accounting and (iii) the portion of cash flow hedges that are not highly effective in offsetting changes in cash flows of hedged items. (See "Note 16—Derivative Financial Instruments" for further discussion).

        The Partnership formally documents at inception the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument used, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed and the method of measuring such ineffectiveness. On a continuing basis, the Partnership assesses whether the derivative instruments that are used as hedges are highly effective in offsetting changes in fair values or cash flows that are being hedged. If it is determined that a derivative instrument ceases to be a highly effective hedge, then the Partnership will discontinue hedge accounting prospectively.

    Foreign Currency Translation

        The financial statements of operating subsidiaries in Canada are prepared using the Canadian dollar as the functional currency. Balance sheet amounts are translated at the end of period exchange rate. Income statement and cash flow amounts are translated at the average exchange rate for the period. Adjustments from translating these financial statements into U.S. dollars are recognized in the equity section of the balance sheet under the caption, "accumulated other comprehensive income."

    Net Income per Unit

        Basic net income per limited partner unit is determined by dividing net income, after deducting the amount allocated to the general partner interest, by the weighted average number of outstanding limited partner units.

        Diluted net income per limited partner unit is calculated in the same manner as basic net income per limited partner unit above, except that the weighted average number of outstanding limited partner units is increased to include the dilutive effect of outstanding options and restricted units by application of the treasury stock method. Following is a reconciliation of the basic weighted average limited partner units to diluted weighted average limited partner units.

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Basic weighted average limited partner units	32,381	28,406	22,328
Effect of restricted units	23	67	202
Effect of unit options	10	15	10

Diluted weighted average limited partner units	32,414	28,488	22,540

    Allocation of Net Income

        Net income is allocated to the Partnership's general partner and limited partners based on their respective interests in the Partnership. The Partnership's general partner has also been directly charged with specific costs that it assumed in connection with its acquisition by LBP and for which neither the Partnership nor the limited partners are responsible (see "Note 17—Allocation of Net Income").

    Restricted Units and Unit Options

        As permitted under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Partnership elected to measure costs for restricted units and unit options using the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation expense related to the restricted units is recognized by the Partnership over the vesting periods of the units. Accordingly, the compensation expense related to the restricted units that is allocable to the current reporting period has been recognized in the accompanying consolidated statements of income, and non-cash employee compensation related to the long-term incentive plan is included in "undistributed employee long-term incentive compensation" in the accompanying consolidated balance sheets. No compensation expense related to the unit options has been recognized in the accompanying consolidated financial statements. Had the Partnership determined compensation cost based on the fair value at the grant date for its unit options under SFAS 123, "Accounting for Stock-Based Compensation," net income would have been reduced less than $0.1 million in each of 2005, 2004 and 2003 and the effect on earnings per limited partner unit would have been less than $0.01 per limited partner unit in each of 2005, 2004 and 2003.

    Recent Accounting Pronouncements

        In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised December 2004), Share-Based Payment (SFAS 123R). This Statement is a revision of SFAS No. 123. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R is effective for the Partnership as of the beginning of the first interim period or annual reporting period that begins after June 15, 2005. There were no stock options or restricted stock units outstanding as of December 31, 2005 (see "Note 18—Long-Term Incentive Plan"). The Partnership will adopt SFAS 123R on January 1, 2006 for future grants.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, Exchanges of Nonmonetary Assets ("SFAS 153"). SFAS 153 addresses the measurement of exchanges of certain nonmonetary assets (except for certain exchanges of products or property held for sale in the ordinary course of business). It amends APB Opinion No. 29, Accounting for Nonmonetary Exchanges, and requires that nonmonetary exchanges be accounted for at the fair value of the assets exchanged, with gains or losses being recognized, if the fair value is determinable within reasonable limits and the transaction has commercial substance, as defined in SFAS 153. The Partnership adopted SFAS 153 on July 1, 2005, and the adoption did not have a material impact on the consolidated financial statements.

        On March 30, 2005 the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), to clarify the term conditional asset retirement obligation as that term is used in FASB Statement No. 143, Accounting for Asset Retirement Obligations. The Interpretation also clarifies when an entity has sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was effective for us as of December 31, 2005. The adoption of FIN 47 did not have a material impact on the Partnership's financial statements.

        In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces APB No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Changes in Interim Financial Statements. The Statement changes the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. If required, the Partnership will apply the provisions of SFAS 154 in future periods.

        In September 2005, the Emerging Issues Task Force ("EITF") issued Issue No. 04-13 ("EITF 04-13"), Accounting for Purchases and Sales of Inventory with the Same Counterparty. The issues addressed by the EITF are (i) the circumstances under which two or more exchange transactions involving inventory with the same counterparty should be viewed as a single exchange transaction for the purposes of evaluating the effect of APB No. 29; and (ii) whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective for new arrangements entered into in the reporting periods beginning after March 15, 2006, and to all inventory transactions that are completed after December 15, 2006, for arrangements entered into prior to March 15, 2006. The Partnership is in the process of determining the impact of EITF 04-13 on its financial statements, but does not expect it to have a material impact on its financial statements.

3.    ACQUISITIONS

    Acquisition Of Assets From Valero, L.P.

        On September 30, 2005, the Partnership completed the purchase of certain terminal and pipeline assets from various subsidiaries of Valero, L.P. (the "Sellers") for an aggregate purchase price of $455.0 million, plus $11.5 million for the assumption of certain legal, environmental and operating liabilities and $3.7 million for closing costs (the "Valero Acquisition"). Valero, L.P. was required to divest these assets pursuant to an order from the Federal Trade Commission in connection with its acquisition of the Kaneb group of companies. The purchased assets consist of (i) the Martinez and Richmond terminals in the San Francisco, California area, (ii) the North Philadelphia, South Philadelphia and Paulsboro, New Jersey, terminals in the Philadelphia, Pennsylvania area, and (iii) a 550-mile refined products pipeline with four terminals in the U.S. Rocky Mountains (the "Valero Assets"). The Valero Acquisition was funded through a combination of the proceeds from a private placement of 4.3 million common units, a public equity offering of 5.2 million common units, a private placement of $175 million of senior unsecured notes, and borrowings under the Partnership's new revolving credit facility (See "Note 9—Long-term Debt" and "Note 15—Partner's Capital" for further discussion on these financing arrangements).

        The Martinez and Richmond terminals currently have 4.1 million barrels of combined storage capacity. The terminals handle refined products, blend stocks and crude oil, and are connected to a network of owned and third-party pipelines that carry crude oil and light products to and from area refineries. These terminals also receive and deliver crude oil and light products by marine vessel or barge. The Richmond terminal has a rail spur for delivery and receipt of light products and a truck rack for product delivery.

        The North Philadelphia, South Philadelphia and Paulsboro terminals handle refined products and have a combined storage capacity of 3.1 million barrels. The terminals receive product via connections to third party pipelines and have truck racks for deliveries. The North Philadelphia and Paulsboro terminals can also deliver and receive products by marine vessel or barge.

        The 550-mile Rocky Mountain Products Pipeline, formerly known as the West Pipeline System, consists of 550 miles of pipeline extending from Casper, Wyoming, east to Rapid City, South Dakota, and south to Colorado Springs, Colorado. There are products terminals at Rapid City, South Dakota, Cheyenne, Wyoming, and Denver and Colorado Springs, Colorado, with a combined storage capacity of 1.7 million barrels. The pipeline system has various segments with different receipt and delivery points.

        The majority of the Rocky Mountain Products Pipeline was constructed in 1948, with extensions to Rapid City and Colorado Springs added in the 1960's. The South Philadelphia Terminal was constructed in 1938, the Richmond and Paulsboro terminals were constructed in 1953, and the Martinez and North Philadelphia terminals were constructed in 1973. Many improvements and facility additions have been made since the original startup of the operations. Additional tankage has been constructed and pipeline system and terminal improvements have been made over the years since their initial startup.

        The Partnership has integrated the operations, maintenance, marketing and business development of the Rocky Mountain Products Pipeline with its existing pipeline activities in the Rocky Mountain Business Unit. It has similarly integrated the San Francisco area and Philadelphia area terminals with its existing pipeline and terminal activities in its West Coast Business Unit.

        The Partnership did not acquire accounting software or hardware with the acquired assets. The Partnership has acquired and is implementing software associated with the complex task of volumetric and revenue accounting for the acquired assets, and uses its existing financial accounting software for other accounting functions. In addition, the Partnership did not acquire the pipeline control center or the software and other operating systems required for the Rocky Mountain Products Pipeline, and has installed new operating systems that are now being operated out of its Long Beach pipeline control center. The Seller agreed to provide all of these accounting, control center and operating services to the Partnership on a transition basis.

        The acquired assets comprise only a portion of the total pipeline and terminal assets owned and operated by the Sellers in North America. The Sellers have other substantial pipeline and terminal assets that the Partnership did not acquire that are, or have been, operated and managed by the Seller's existing management team and operating and marketing staff. The acquired assets were not historically operated by the Sellers as a separate division or subsidiary. The Sellers, and prior to its merger with Valero, L.P., Kaneb Pipeline Partners, L.P. ("Kaneb"), operated these assets as part of its more extensive transportation and terminaling and refined products operations. As a result, neither the Sellers nor Kaneb maintained complete and separate financial statements for these assets as an independent business unit. The Partnership is making significant changes to the assets, and intends additional changes in the future, resulting in significant differences in operations and revenue generation. Additionally, differences in the Partnership's operating and marketing approach may result in it obtaining different productivity levels, results of operations and revenues than those historically achieved by the Sellers and Kaneb.

        At the closing of the acquisition, the Partnership hired 76 of the Seller's employees directly involved in the operation of the acquired assets, including certain field level managerial and supervisory employees, operators, technicians, and engineers/project coordinators. The Partnership has hired additional accounting, environmental, engineering, pipeline controllers and technical staff to support the acquired assets.

        The acquisition was accounted for as an acquisition of assets, and not as an acquisition of a continuing business operation.

        The consolidated statements of income include the results of the acquired assets from their acquisition date. Based upon independent appraisals of the fair values of the acquired assets, the following is a summary of the consideration paid and purchase price allocation (in thousands):

Consideration and assumed liabilities:
Purchase price	$455,000
Transaction costs	3,740
Assumed liabilities	11,524

Total consideration and assumed liabilities	$470,264

Purchase price allocation:
Land and improvements	$41,672
Storage tanks, pipelines and related equipment	396,696
Inventory	176
Intangible assets	31,720

Total	$470,264

        The Partnership is depreciating the purchased assets over their estimated useful lives of three to forty years based on the type of assets, which lives are similar to the Partnership's existing assets. Intangible assets are amortized over their estimated useful lives, which range from 15 to 40 years.

    Purchase Of Crude Oil and Contracts

        On July 1, 2005, Pacific Marketing and Transportation LLC, a wholly owned subsidiary of the Partnership, purchased certain crude oil contracts and crude oil inventories for approximately $3.8 million plus contingent payments over the next three and one-half years based on specified performance criteria. The Partnership will capitalize any such contingent payments as intangible assets and amortize them over three years.

    Canadian Acquisitions

        On May 11, 2004, the Partnership completed the acquisition of all of the outstanding shares of Rangeland Pipeline Company ("RPC"), Rangeland Marketing Company ("RMC") and Aurora Pipeline Company Ltd. ("Aurora"), the corporations that owned various components of the Rangeland system and the related marketing business from BP Canada Energy Company ("BP"). The Rangeland system is located in the province of Alberta, Canada. The purchase price for the shares of these companies was Cdn$130.1 million plus approximately Cdn$32.2 million for assumed liabilities, linefill, working capital and transaction costs. The aggregate purchase price was approximately U.S. $118.1 million and was funded through a combination of proceeds from the Partnership's March 30, 2004 equity offering and borrowings of Cdn$45 million. The acquisition was accounted for as an acquisition of assets.

        On June 30, 2004, the Partnership completed the acquisition of the MAPL pipeline from Imperial Oil. The MAPL pipeline is located in Alberta, Canada, and connects with the Rangeland pipeline system. The purchase price for MAPL was Cdn$31.5 million, of which Cdn$5.0 million is payable June 30, 2007. In addition to the MAPL pipeline, the Partnership acquired linefill for Cdn$5.0 million. The aggregate purchase price, including assumed liabilities, linefill and transaction costs was approximately U.S. $27.0 million, most of which was funded from the Partnership's credit facility.

        Following the acquisition, the MAPL pipeline assets were integrated into and are now operated as part of the Rangeland system.

        Based upon independent appraisals of the fair values of the Rangeland and MAPL assets, the following is a summary of the consideration paid and purchase price allocation (U.S.$ in thousands):

Consideration and assumed liabilities:
Purchase price	$114,595
Payments for working capital, linefill, minimum tank inventories and other items	22,486
Transaction costs	1,620
Assumed liabilities	6,486

Subtotal	145,187
Deferred tax liability assumed	30,348

Total consideration and assumed liabilities	$175,535

Purchase price allocation:
Pipelines, equipment and property	$120,838
Pipeline linefill and minimum tank inventories	17,620
Intangible assets	32,392
Working capital	4,685

Total	$175,535

    Pacific Terminals Storage and Distribution System

        On July 31, 2003, PT completed the acquisition of the storage and pipeline distribution system assets of Edison Pipeline and Terminal Company, a division of Southern California Edison Company. The PT storage and distribution system is used by the Partnership to serve the crude oil and other dark products storage and distribution needs of the refining, pipeline, and marine terminal industries in the Los Angeles Basin. The purchase was funded through $90.0 million of proceeds from the issuance of additional common units on August 25, 2003, and borrowings under the Partnership's revolving credit facility, and was treated as an asset purchase. Based upon independent appraisals of the fair values of the acquired assets, the following is a summary of the consideration paid and purchase price allocation (in thousands):

Consideration and assumed liabilities:
Purchase price	$158,200
Payments for working capital and reimbursement of certain other expenditures	9,746
Transaction costs	1,524
Assumed liabilities	3,550

Total consideration and assumed liabilities	$173,020

Purchase price allocation:
Land	$63,943
Storage tanks, pipelines and other equipment	103,783
Displacement oil, minimum tank inventories, spare parts and other	4,484
Intangible assets	810

Total	$173,020

4.    LINE 63 OIL RELEASE RESERVE

        On March 23, 2005, a release of approximately 3,400 barrels of crude oil occurred on Line 63 when it was severed as a result of a landslide induced by heavy rainfall in the Pyramid Lake area of Los Angeles County. Over the period March 2005 through anticipated completion in June 2007, the Partnership expects to incur an estimated total of $25.6 million for oil containment and clean-up of the impacted areas, future monitoring costs, potential third-party claims and penalties, and other costs, excluding pipeline repair costs. As of December 31, 2005, the Partnership had incurred approximately $19.0 million of the total expected remediation costs related to the oil release for work performed through that date. The Partnership estimates that $4.4 million of the remaining remediation costs will be incurred in 2006 and $2.2 million (included in "Other liabilities" in the accompanying balance sheet) will be incurred in 2007. Additionally, in 2005 the Partnership expensed $0.7 million for the repair of Line 63 and incurred $2.2 million of Line 63 capital improvements.

        The Partnership has a pollution liability insurance policy with a $2.0 million per-occurrence deductible that covers containment and clean-up costs, third-party claims and penalties. The insurance carrier has, subject to the terms of the insurance policy, acknowledged coverage of the incident and is processing and paying invoices related to the clean-up. The Partnership believes that, subject to the $2.0 million deductible, it will be entitled to recover substantially all of its clean-up costs and any third-party claims associated with the release. The Partnership's insurance coverage will not cover the cost to repair the pipeline. As of December 31, 2005, the Partnership has recovered $12.3 million from insurance and recorded receivables of $11.3 million for future insurance recoveries it deems probable, of which $2.2 million is considered long-term and is included in "Other assets, net" in the accompanying consolidated balance sheet.

        The Partnership recorded $2.0 million in net costs in "Line 63 oil release costs" in the accompanying condensed consolidated financial statements for the year ended December 31, 2005. The

$2.0 million net oil release costs consist of the $25.6 million of accrued costs relating to the release, net of insurance recovery of $12.3 million and accrued insurance receipts of $11.3 million.

        Effective August 1, 2005, with the California Public Utilities Commission (the "CPUC") approval, the Partnership began collecting a temporary surcharge of $0.10 per barrel on its Line 63 long-haul tariff rates to recover its uninsured costs relating to this release together with other costs incurred or to be incurred as a result of problems caused by rain-related earth movement and stream erosion. The Partnership was required under the terms of the CPUC decision that approved the collection of the surcharge, to substantiate in subsequent advice letter filings with the CPUC that the actual costs incurred by the Partnership were necessary and reasonable and otherwise recoverable. The Partnership filed its advice letter on January 27, 2006, which was approved by the CPUC on February 22, 2006.

        The foregoing estimates are based on facts known at the time of estimation and the Partnership's assessment of the ultimate outcome. Among the many uncertainties that impact the estimates are the necessary regulatory approvals for, and potential modification of, remediation plans, the ongoing assessment of the impact of soil and water contamination, changes in costs associated with environmental remediation services and equipment, and the possibility of third-party legal claims giving rise to additional expenses. Therefore, no assurance can be made that costs incurred in excess of this provision, if any, would not have a material adverse effect on the Partnership's financial condition, results of operations, or cash flows, though the Partnership believes that most, if not all, of any such excess cost, to the extent attributable to clean-up and third-party claims, would be recoverable through insurance. As new information becomes available in future periods, the Partnership may change its provision and recovery estimates.

5.    PROPERTY AND EQUIPMENT

        Property and equipment consists of the following amounts:

	December 31,
	2005	2004
	(in thousands)
Pipelines and tanks	$922,946	$578,540
Land and land improvements	105,941	73,068
Station and pumping equipment	117,991	75,641
Buildings	15,736	13,580
Other	33,224	26,511
Construction in progress	75,568	15,998

	1,271,406	783,338
Less accumulated depreciation	(120,003)	(92,526)

	1,151,403	690,812
Displacement oil, pipeline linefill and minimum tank inventory	34,131	27,812

	$1,185,534	$718,624

        Depreciation expense for each of the three years in the period ended December 31, 2005, was $27.4 million, $23.4 million and $18.2 million, respectively.

6.    INTANGIBLE ASSETS

        SFAS 142 requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The Partnership assesses the useful lives of all intangible assets each reporting period to determine if adjustments are required. All of the Partnership's intangibles have finite lives and are amortized on a straight line basis over the expected lives of the intangibles. The weighted average expected life of intangibles at December 31, 2005 and 2004 was approximately 31.0 years and 38.5 years, respectively. Amortization expense on amortizable intangible assets was $2.0 million, $0.8 million and $0.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Intangible assets included in the accompanying balance sheet consist of the following:

	December 31,
	2005	2004
	(in thousands)
Customer relationships and contracts	$59,459	$37,788
Environmental permits	9,588	—
Assembled workforce	2,083	—
Other intangibles	1,572	1,572

	72,702	39,360
Less accumulated amortization	(3,522)	(1,466)

	$69,180	$37,894

        The following table sets forth future estimated amortization expense on amortizable intangible assets as follows (in thousands):

Years ending December 31,
2006	$2,966
2007	2,747
2008	2,747
2009	2,723
2010	2,718
Thereafter	55,279

$69,180

7.    INVESTMENT IN FRONTIER

        RPL owns a 22.22% partnership interest in Frontier which is accounted for by the equity method of accounting. The summarized balance sheets and income statements are presented below (unaudited):

Balance Sheets

	December 31,
	2005	2004
	(in thousands)
ASSETS
Current assets	$2,644	$2,785
Property and equipment, net	10,411	9,110

	$13,055	$11,895

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities	$572	$1,257
Other liabilities	1,881	2,020
Partners' capital	10,602	8,618

	$13,055	$11,895

Statements of Income

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Revenue	$11,819	$11,268	$9,775
Operating expense	(3,702)	(4,270)	(3,644)
Depreciation expense	(377)	(368)	(364)

Operating income	7,740	6,630	5,767
Rate case and litigation expense	—	—	(7,295)
Other income (expense)	169	(14)	157

Net income (loss)	$7,909	$6,616	$(1,371)

        The unamortized portion of the excess cost over the Partnership's share of net assets of Frontier was $6.2 million and $6.3 million at December 31, 2005 and 2004, respectively. This excess cost over the Partnership's share of net assets represents the difference between the historical cost and the fair value of property and equipment at acquisition dates. The Partnership is amortizing this excess cost over the life of the related property and equipment.

8.    RELATED PARTY TRANSACTIONS

    Sale of The Anschutz Corporation's Interest in the Partnership

        On March 3, 2005, Anschutz sold all of its interest in Pacific Energy GP, Inc. to LBP, which was formed by LBMB in connection with the purchase. The acquisition by LBP (the "LB Acquisition") included the 100% ownership interest in Pacific Energy GP, Inc., which owned (i) the 2% general partner interest in the Partnership and the incentive distribution rights, and (ii) 10,465,000 subordinated units of the Partnership which represented a then 34.6% limited partner interest in the Partnership. Immediately prior to the closing of the LB Acquisition, Pacific Energy GP, Inc. was converted to Pacific Energy GP, LLC, a Delaware limited liability company; and immediately after the closing of the LB Acquisition, Pacific Energy GP, LLC was converted to Pacific Energy GP, LP (the "General Partner"). Immediately following the consummation of the LB Acquisition, the General Partner distributed the 10,465,000 subordinated units of the Partnership to LBP.

        In connection with the conversion of the Partnership's General Partner to a limited partnership, the General Partner ceased to have a board of directors, and is now managed by its general partner, Pacific Energy Management LLC, a Delaware limited liability company ("PEM" or the "Managing General Partner"), which is 100% owned by LBP. PEM has a board of directors (the "Board of Directors" or "Board") that manages the business and affairs of PEM and, thus, indirectly manages the business and affairs of the General Partner and the Partnership. All of the officers and employees of Pacific Energy GP, Inc. were transferred to fill the same positions with PEM, and the PEM Board established the same committees as had been maintained by Pacific Energy GP, Inc. prior to the LB Acquisition. PEM also adopted Pacific Energy GP, Inc.'s governance guidelines and its compensation structure and employee benefits plans and policies.

        Additionally, on March 21, 2005, an affiliate of First Reserve Corporation ("First Reserve") acquired from LBMB a 30% partnership interest in LBP. LBMB and its affiliates continue to own a 70% partnership interest in LBP.

    Lehman Brothers, Inc.

        In connection with the purchase and associated financing of the Valero Acquisition including a private equity offering, public equity offering, senior notes offering and new credit facility, Lehman Brothers, Inc. and its affiliates provided advisory and underwriting services to the Partnership. Additionally, an affiliate of Lehman Brothers, Inc. was a participant in the syndicate that provided the Partnership's new senior secured credit facility. These agreements with Lehman Brothers, Inc. were reviewed and approved by the Conflicts Committee of the Board of Directors and the fees charged were customary for the types of services provided. For the period from March 3, 2005 through December 31, 2005, the Partnership incurred $9.9 million in fees with Lehman Brothers, Inc. and its affiliates, a portion of which was paid to non-affiliated financial institutions in the syndication of the New Credit Facility and in the public offering of equity.

    Cost Reimbursements

        Managing General Partner:    The Partnership's Managing General Partner employs all U.S.-based employees. All employee expenses incurred by the Managing General Partner on behalf of the Partnership are charged back to the Partnership.

        Special Agreement:    On March 3, 2005, Douglas L. Polson, previously the Chairman of the Board of Directors of Pacific Energy GP, Inc., entered into a Special Agreement and a Consulting Agreement with PEM. In accordance with the Special Agreement, Mr. Polson resigned as Chairman of the Board of Directors of Pacific Energy GP, Inc. effective March 3, 2005. Mr. Polson was paid approximately $0.9 million, representing accrued salary through March 3, 2005, accrued but unused vacation and payment in satisfaction of other obligations under his employment agreement. The latter portion of this payment was recorded as an expense in "Transaction costs" in the accompanying condensed consolidated income statements (see "Note 17—Allocation of Net Income"). LBP reimbursed this amount, which was recorded as a partner's capital contribution. Pursuant to the Consulting Agreement, Mr. Polson has agreed to perform advisory services to PEM from time to time as shall be mutually agreed between Mr. Polson and the Chief Executive Officer of PEM. In consideration for Mr. Polson's services under the Consulting Agreement, which has a one-year term, Mr. Polson receives a monthly consulting fee of $12,500 and reimbursement of all reasonable business expenses incurred or paid by Mr. Polson in the course of performing his duties thereunder.

        LBP and Anschutz:    LBP and Anschutz reimbursed the Partnership for certain other costs relating to the LB Acquisition. These included $1.2 million for the Consent Solicitation (as defined and further described in "Note 9—Long-Term Debt", below) and $0.3 million for legal and other expenses (also see "Note 17—Allocation of Net Income").

    Other Related Party Transactions

        Related party balances at December 31, 2005 and 2004 were as follows:

	December 31,
	2005	2004
	(in thousands)
Amounts included in accounts receivable:
Anschutz and affiliates	$—	$224
Frontier Pipeline Company	142	257

	$142	$481

Amounts included in due to related parties:
Due to Pacific Energy GP, Inc.	$—	$533

        Prior to March 3, 2005, in the ordinary course of its operations, the Partnership engaged in various transactions with Anschutz and its affiliates. These transactions, which are more thoroughly described below, are summarized in the following table for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Revenue:
Anschutz and affiliates	$79	$528	$1,120
Frontier Pipeline Company	782	880	575
General and administrative expense:
Anschutz and affiliates	129	316	169
Crude oil purchases:
Frontier Pipeline Company	1,355	—	—

    Revenue from Related Parties

        A subsidiary of Anschutz was a shipper on Line 2000 and was charged the published tariff rates applicable to "participating shippers" until March 31, 2003, when an agreement between the Anschutz subsidiary and a third party, the performance of which required the Anschutz subsidiary to ship on

Line 2000, was assigned to the Partnership for consideration equal to the value of transferred inventory. The agreement ended April 1, 2003. In addition, a subsidiary of Anschutz is a shipper on pipelines owned by RMPS and is charged published tariff rates.

        RMPS serves as the contract operator for certain gas producing properties owned by a subsidiary of Anschutz in Wyoming and Utah, in exchange for which RMPS is reimbursed its direct costs of operation and is paid an annual fee of $0.3 million as compensation for the time spent by RMPS management and for other overhead services related to their activities. In addition, during 2003 and the first half of 2004, RMPS's trucking operation hauled water for a Anschutz subsidiary at rates equivalent to those charged to third parties.

        RMPS also receives a management fee from Frontier in connection with time spent by RMPS management and for other services related to Frontier's pipeline's activities. RMPS received $0.8 million, $0.9 million and $0.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

    Expenses Paid to Related Parties

        Pursuant to an easement agreement between PPS and Union Pacific Corporation ("UPC"), UPC provides the Partnership with access to its right-of-way for a portion of Line 2000 in return for an annual rental. Philip F. Anschutz, a director of the Partnership's General Partner until March 3, 2005, and sole stockholder of Anschutz Company, the indirect parent until March 3, 2005, of the Partnership's General Partner, is a director of UPC.

        From mid-2002 through December 31, 2005, the Partnership utilized a financial accounting system owned and provided by Anschutz under a shared services arrangement. In addition, the Partnership from time to time until mid-2003 utilized the services of Anschutz's risk management personnel for acquiring the Partnership's insurance, and the Partnership's surety bonds were, until 2004, issued under Anschutz's bonding line. From January 2003 through December 31, 2005, Anschutz charged the Partnership a fee of $0.1 million per year for these services and together with any out-of-pocket costs. The fixed annual fee included all license, maintenance and employee costs associated with our use of the financial accounting system.

        In January 2003, the Partnership began leasing office space from an affiliate of Anschutz, for a term of five years at an initial annual cost of $0.1 million. The lease was terminated in February 2006.

9.    LONG-TERM DEBT

        The Partnership's long-term debt obligations are shown below:

	December 31,
	2005	2004
	(in thousands)
$400 million senior secured credit facility, bearing interest at 5.0% on December 31, 2005, due September 30, 2010	$140,751	$—
Senior secured U.S. revolving credit facility, repaid and terminated on September 30, 2005	—	51,000
Senior secured Canadian revolving credit facility, repaid and terminated on September 30, 2005	—	54,005
7 1/8% senior notes, due June 2014, net of unamortized discount of $3,882 and $4,202 and including fair value increases of $567 and $2,693, respectively	246,684	248,491
6 1/4% senior notes, due September 2015, net of unamortized discount of $782	174,218	—
Future payment for MAPL assets, net of unamortized discount of $309 and $480, respectively	3,979	3,667

Total	565,632	357,163
Less current portion	—	—

Long-term debt	$565,632	$357,163

        Principal payments due on long-term debt during each of the five years subsequent to December 31, 2005 are as follows (in thousands):

Year ending December 31,
2006	$—
2007	3,979
2008	—
2009	—
2010	140,751
Thereafter	420,902

Total	$565,632

    $400 million Senior Secured Credit Facility

        On September 30, 2005, the Partnership entered into a new five-year $400 million senior secured revolving credit facility (the "New Credit Facility") that replaced the Partnership's previous U.S. and Canadian revolving credit facilities. The New Credit Facility is available for general Partnership purposes in the U.S. and Canada, including working capital, letters of credit and distributions to unitholders (subject to certain limitations). The New Credit Facility matures on September 30, 2010, but the Partnership may prepay all loans under the New Credit Facility without premium or penalty. Obligations under the New Credit Facility are guaranteed by all of the subsidiaries of the Partnership except those for which regulatory approval is required and are secured by substantially all of the assets of the Partnership, excluding property held by the non-guaranteeing subsidiaries. The New Credit Facility is recourse to the Partnership and the guarantors, but non-recourse to the General Partner.

        Subject to certain limited exceptions, indebtedness under the New Credit Facility bears interest (at the Partnership's option) at either (i) the base rate, which is equal to the higher of the prime rate as announced by Bank of America, N.A. or the Federal Funds rate plus 0.50% (or in the case of borrowings under the Canadian sub-facility described below, Canadian US dollar base rate or Canadian prime rate) each plus an applicable margin ranging from 0% to 0.75% or (ii) the Eurodollar rate plus an applicable margin ranging from 0.75% to 2.00%. The applicable margins fluctuate based on the Partnership's credit rating at any given time. In addition, the Partnership incurs a commitment fee which ranges from 0.1875% to 0.5000% per annum on the unused portion of the New Credit Facility.

        Included in the New Credit Facility is a Canadian sub-facility for Rangeland Pipeline Company ("RPC"), one of the Partnership's Canadian subsidiaries. The Canadian sub-facility currently has a limit of U.S.$100 million, but can be adjusted from time to time by the Partnership. The Canadian sub-facility includes an option for RPC to receive loans in either U.S. dollars or Canadian dollars.

        The New Credit Facility contains certain financial covenants and covenants limiting the ability of the Partnership to, among other things, incur or guarantee indebtedness, change ownership or structure, including mergers, consolidations, liquidations and dissolutions, sell or transfer assets and properties, and enter into a new line of business. At December 31, 2005, the Partnership was in compliance with all such covenants.

        The Partnership provides certain suppliers with irrevocable standby letters of credit to secure its obligation for the purchase of crude oil. These letters of credit are issued under the Partnership's credit facility, and the liabilities with respect to these purchase obligations are recorded in "Accrued crude oil purchases" on the Partnership's balance sheet in the month the crude oil is purchased. Generally, these letters of credit are issued for up to sixty-day periods and are terminated upon completion of each transaction. In addition, the Partnership provided a letter of credit to the seller of the MAPL pipeline to secure a note payable. At December 31, 2005 and 2004, The Partnership had outstanding letters of credit totaling approximately $14.8 million and $4.2 million, respectively.

        As of December 31, 2005, in addition to $14.8 million of letters of credit, $140.8 million was outstanding under the New Credit Facility, including $55.8 million under the Canadian sub-facility, and there was $125.5 million of undrawn available credit.

        The New Credit Facility was entered into with a syndicate of financial institutions, including an affiliate of Lehman Brothers, Inc., which is an affiliate of LBP (see "Note 8—Related Party Transactions").

    7 1/8% Senior Notes Due June 2014

        On June 16, 2004, the Partnership and its 100% owned subsidiary, Pacific Energy Finance Corporation, completed the sale of $250 million of 7 1/8% senior unsecured notes due June 15, 2014. The notes were sold in a private offering to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933 (the "Securities Act") and to non-U.S. persons under Regulation S of the Securities Act. In October 2004, the notes were exchanged for new notes with materially identical terms that have been registered under the Securities Act but are not listed on any securities exchange. The notes were issued at a discount of $4.4 million, resulting in an effective interest rate of 7.375%. Interest payments are due on June 15 and December 15 of each year. At any time prior to June 15,

2007, the Partnership has the option to redeem up to 35% of the aggregate principal amount of notes at a redemption price of 107.125% of the principal amount with the net cash proceeds of one or more equity offerings. The Partnership has the option to redeem the notes, in whole or in part, at anytime on or after June 15, 2009 at the following redemption prices:

Year	Percentage
2009	103.563%
2010	102.375
2011	101.188
2012 and thereafter	100.000

        The notes are jointly and severally guaranteed by certain of the Partnership's subsidiaries, namely Pacific Energy Group LLC, Pacific Marketing and Transportation LLC, Pacific Atlantic Terminals LLC, Rocky Mountain Pipeline System LLC, Ranch Pipeline LLC, PEG Canada GP LLC and PEG Canada, L.P.

        The indenture governing the notes contains certain covenants that, among other things, limit the Partnership's ability and the ability of its restricted subsidiaries to incur or guarantee indebtedness or issue certain types of preferred equity securities; sell assets; pay distributions on, redeem or repurchase Partnership units; or consolidate, merge or transfer all or substantially all of its assets. At December 31, 2005, the Partnership was in compliance with all such covenants.

        Under the indenture governing the Partnership's 7 1/8% senior notes due 2014, the Partnership would have been required to make a "Change of Control Offer" to the holders of such notes if the LB Acquisition caused a rating decline by a credit rating agency. In order to avoid triggering the "Change of Control Offer" provision, the Partnership solicited the consent (the "Consent Solicitation") of the holders of the 7 1/8% notes to amend certain provisions of the Indenture, including an amendment to the definition of "Change of Control." The Consent Solicitation was completed on February 10, 2005 with a majority of the holders of the senior notes consenting to the adoption of the proposed amendments, and as such, the proposed amendments were approved. Thereafter, a supplemental indenture that incorporated the proposed amendments was executed by the parties to the indenture. Fees of $0.6 million paid to holders of the notes were capitalized and included in "Other assets, net" in the accompanying condensed consolidated balance sheet at December 31, 2005 and are being amortized over the remaining life of the 7 1/8% notes. Other solicitation-related fees and expenses of approximately $0.6 million are included in "Transaction costs" in the accompanying condensed consolidated statements of income. LBP and Anschutz reimbursed the Partnership for the entire cost of the Consent Solicitation, which reimbursement is recorded as a general partner's capital contribution (see "Note 8—Related Party Transactions").

    6 1/4% Senior Notes Due 2015

        On September 23, 2005, the Partnership and its 100% owned subsidiary, Pacific Energy Finance Corporation, completed the sale of $175 million of 6 1/4% senior unsecured notes due September 15, 2015. The notes were sold in a private offering to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S of the Securities Act of 1933. In January 2006, the notes were exchanged for new notes with materially identical terms that have been registered under the Securities Act but are not listed on any securities exchange. The notes were sold for 99.544% of face value resulting in an effective interest rate of

6.3125% to maturity. Interest payments are due on March 15 and September 15 of each year, beginning on March 15, 2006.

        The notes are jointly and severally guaranteed by the same Partnership subsidiaries that guarantee the 7 1/8% senior notes, due June 2014. At any time prior to September 15, 2008, the Partnership has the option to redeem up to 35% of the aggregate principal amount of notes at a redemption price of 106.25% of the principal amount with the net cash proceeds of one or more equity offerings. At any time prior to September 15, 2010, the Partnership may redeem some or all of the notes at a price equal to 100% of the principal amount, plus a make-whole premium and accrued and unpaid interest, if any, to the date of redemption. The Partnership will also have the option to redeem the notes, in whole or in part, at any time on or after September 15, 2010 at the following redemption prices:

Year	Percentage
2010	103.125%
2011	102.083
2012	101.042
2013 and thereafter	100.000

        The indenture governing the notes contains certain covenants that, among other things, limit the Partnership's ability and the ability of its restricted subsidiaries to incur or guarantee indebtedness or issue certain types of preferred equity securities; sell assets; pay distributions on, redeem or repurchase Partnership units; or consolidate, merge or transfer all or substantially all of its assets. At December 31, 2005, the Partnership was in compliance with all such covenants.
        Net proceeds from the issuance of the notes were $170.9 million after deducting the $0.8 million discount and offering expenses of $3.3 million. The net proceeds were used to partially fund the Valero Acquisition.

    Future Payment for MAPL Assets

        In connection with the purchase of the MAPL pipeline, the Partnership is obligated to pay the seller Cdn$5.0 million (U.S.$4.3 million) on June 30, 2007. The future payment was discounted at 5%. The carrying value of the obligation was Cdn$4.4 million (U.S.$4.0 million) at December 31, 2005.

10.    WRITE OFF OF DEFERRED FINANCING COSTS AND INTEREST RATE SWAP
         TERMINATION EXPENSE

        On June 16, 2004, in connection with the repayment of a term loan, the Partnership had a $2.3 million non-cash write-off of deferred financing costs and incurred a $0.6 million cash expense to terminate related interest rate swaps.

11.    INCOME TAXES

        In May 2004, the Partnership acquired the Rangeland Pipeline system (see "Note 3—Acquisitions"). The Partnership's U.S. and Canadian subsidiaries are not taxable entities in the U.S. and are not subject to U.S. federal or state income taxes as the tax effect of operations is passed through to it unitholders. However, the Partnership's Canadian subsidiaries are taxable entities in Canada and are subject to Canadian federal and provincial income taxes. In addition, intercompany interest payments and repatriation of funds through dividends are subject to withholding tax.

        Components of the income tax expense for the years ended December 31, 2005 and 2004 are as follows:

	Year Ended December 31,
	2005	2004
	(in thousands)
Current tax expense:
Canadian federal and provincial income tax	$(6)	$114
Capital tax	263	212
Withholding taxes	745	—
Other	250	—

Total	1,252	326

Deferred tax expense (benefit):
Canadian federal and provincial income tax	(144)	(535)
Withholding taxes	55	470

Total	(89)	(65)

Total tax expense	$1,163	$261

        The difference between the statutory federal income tax rate and the Partnership's effective income tax rate is summarized as follows:

	Year Ended December 31,
	2005	2004
	(in thousands)
Earnings before income tax	$40,811	$35,990
Federal income tax rate	35%	35%

Income tax at statutory rate	$14,284	$12,597
Increase (decrease) as a result of:
Partnership earnings not subject to tax	(14,418)	(13,051)
Canadian withholding and capital taxes	1,063	682
Other	234	33

Total tax expense	$1,163	$261

        Deferred tax assets and liabilities result from the following:

	December 31,
	2005	2004
	(in thousands)
Deferred tax assets:
Book accruals in excess of current tax deductions	$1,198	$647
Net operating losses carried forward	2,941	2,312
Share and debt issue costs deductible in future years	15	21

Total deferred tax assets	4,154	2,980

Deferred tax liabilities:
Canadian partnership income not currently taxable	3,092	1,926
Property, plant and equipment in excess of tax values	24,279	23,559
Intangible assets in excess of tax values	11,972	11,581
Withholding tax on future repatriation of income	582	470

Total deferred tax liabilities	39,925	37,536

Net deferred tax liabilities	$35,771	$34,556

        The Partnership has $2.9 million of net operating loss carryforwards, of which $2.3 million will expire in the year 2014 and $0.6 million will expire in the year 2015. The Partnership believes it is more likely than not that the net operating loss carryforwards will be utilized prior to their expiration; therefore no valuation allowance is considered necessary.

12.    ENVIRONMENTAL LIABILITIES

        The Partnership is subject to numerous federal (U.S. and Canadian), state, provincial and local laws which regulate the discharge of materials into the environment or that otherwise relate to the protection of the environment. The following table presents the activity of the Partnership's environmental liabilities.

	December 31,
	2005	2004
	(in thousands)
Balance at beginning of year	$8,657	$5,486
Liabilities assumed in acquisitions	9,675	3,275
Additions charged to expense	267	—
Foreign currency translation adjustment	104	431
Expenditures	(371)	(535)

Balance at end of year	18,332	8,657
Less: current portion of environmental liabilities, included in "Other current liabilities"	(1,715)	(1,388)

Long-term portion of environmental liabilities	$16,617	$7,269

        The actual future costs for environmental remediation activities will depend on, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the technology available and required to meet the various existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of the Partnership's liability at multi-party sites, if any, in light of uncertainties with respect to joint and several liability, and the number, participation levels and financial viability of other potentially responsible parties.

13.    CONTINGENCIES

        In August, 2005, Rangeland Pipeline Company ("RPC"), a wholly-owned subsidiary of the Partnership, learned that a Statement of Claim was filed by Desiree Meier and Robert Meier in the Alberta Court of Queen's Bench, Judicial District of Red Deer, naming RPC as defendant, and alleging personal injury and property damage caused by an alleged release of petroleum substances onto plaintiff's land by a prior owner and operator of the pipeline that is currently owned and operated by the Partnership. The claim seeks Cdn$1 million (approximately U.S.$0.9 million at December 31, 2005) in general damages, Cdn$2 million (approximately U.S.$1.7 million at December 31, 2005) in special damages, and, in addition, unspecified amounts for punitive, exemplary and aggravated damages, costs and interest. The Statement of Claim has not been served on RPC, so RPC has not been required to file an answer. RPC believes the claim is without merit, and intends to vigorously defend against it. RPC also believes that certain of the claims, if successfully proven by the plaintiffs, would be liabilities retained by the pipeline's prior owner under the terms of the agreement whereby the Partnership acquired the pipeline in question.

        In connection with the Valero Acquisition, the Partnership assumed responsibility for the defense of a lawsuit filed in 2003 against Support Terminals Services, Inc., ("ST Services") by ExxonMobil Corporation ("ExxonMobil") in New Jersey state court. The Partnership has also assumed any liability that might be imposed on ST Services as a result of the suit. In the suit, ExxonMobil seeks reimbursement of approximately $400,000 for remediation costs it has incurred, from GATX Corporation, Kinder Morgan Liquid Terminals, the successor in interest to GATX Terminals Corporation, and ST Services. ExxonMobil also seeks a ruling imposing liability for any future remediation and related liabilities on the same defendants. These costs are associated with the Paulsboro, New Jersey terminal that was acquired by the Partnership on September 30, 2005. ExxonMobil claims that the costs and future remediation requirements are related to releases at the site subsequent to its sale of the terminal to GATX in 1990 and that, therefore, any remaining remediation requirements are the responsibility of GATX Corporation, Kinder Morgan and ST Services. The Partnership believes the claims against ST Services are without merit, and intend to vigorously defend against them.

        The Partnership is involved in various other regulatory disputes, litigation and claims arising out of its operations in the normal course of business (see also "Note 4—Line 63 Oil Release Reserve"). The Partnership is not currently a party to any legal or regulatory proceedings the resolution of which could be expected to have a material adverse effect on its business, financial condition, liquidity or results of operations.

14.    COMMITMENTS

    Leases

        The Partnership is obligated under several noncancelable operating leases, primarily for the rental of office space, trucks and equipment, which expire through the year 2011. These leases generally require the Partnership to pay all operating costs such as maintenance. Rental expense for all operating leases during the years ended December 31, 2005, 2004 and 2003 amounted to $1.9 million, $1.5 million and $1.2 million, respectively. Future minimum rental payments under noncancelable operating leases at December 31, 2005 are as follows (in thousands):

Year ending December 31,
2006	$1,378
2007	1,041
2008	761
2009	402
2010	174
Thereafter	28

$3,784

    Right-of-Way Obligations

        The Partnership has secured various rights-of-way for the pipeline systems under right-of-way agreements that provide for annual payments to third parties. Right-of-way payments, which are included in operating expenses, totaled $3.3 million, $3.4 million and $2.9 million in 2005, 2004 and 2003, respectively.

        The Partnership operates under various right-of-way and franchise agreements, certain of which expire at various times through at least 2035. Due to the nature of the Partnership's operations, the Partnership expects to continue making payments and renewing the right-of-way agreements. As of December 31, 2005, future minimum payments under the Partnership's right-of-way agreements of $4.0 million in 2006, between $4.5 million and $5.1 million annually in 2007 through 2010 and approximately $67.3 million thereafter reflect the Partnership's commitment for the next 15 years, assuming the current right-of-way agreements will be renewed during that period. The annual amounts payable under various right-of-way agreements are subject to adjustments as described above as well as for the effects of inflation, which is estimated at 5% per year.

15.    PARTNERS' CAPITAL

    Common Units Outstanding

        There were 31,448,931 common units outstanding at December 31, 2005, with the public unitholders owning 28,832,681 units and LB Pacific, LP owning 2,616,250 units.

    Subordinated Units and Conversion

        All of the 7,848,750 subordinated units outstanding at December 31, 2005 were owned by LB Pacific, LP. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available sufficient cash to pay the minimum quarterly distribution on the common units. The subordination period will generally expire on the first day of any quarter beginning after June 30, 2007 once certain financial tests are achieved. Prior to the end of the subordination period, 50% of the subordinated units (25% in respect of each quarter ending on or after June 30, 2005 and 2006) may convert into common units on a one-for-one basis. On August 12, 2005, pursuant to the terms of the Partnership's partnership agreement, 25% or 2,616,250 subordinated units were converted to common units on a one-for-one basis.

    General Partner Interest

        The Partnership's General Partner holds a 2% interest in the Partnership and is required to make additional capital contributions to the Partnership upon the issuance of any additional units, if necessary, to maintain its capital account balance equal to 2% of the total capital accounts of all partners.

    Distributions

        Within 45 days after the end of each quarter, the Partnership will distribute all of its available cash, if any, to unitholders of record on the applicable date and to its General Partner. Available cash is generally defined as all of the Partnership's cash and cash equivalents on hand at the end of each quarter less reserves established by the General Partner for future requirements. Cash distributions in each of the three years ended December 31, 2005 were as follows:

Year Ended December 31,	Common Units	Subordinated Units	General Partner Interest	Total
	(in thousands)
2005	$45,458	$19,981	$1,336	$66,775
2004	34,981	20,407	1,130	56,518
2003	21,650	19,624	841	42,115

        In January 2006, the Partnership declared a cash distribution of $0.555 per limited partner unit for the fourth quarter of 2005, which was paid in February 2006 to unitholders of record as of January 31, 2006.

        The General Partner is entitled to incentive distributions in quarters when the limited partner distribution exceeds $0.5125 per unit. The February 2006 distribution was the first quarterly distribution to exceed $0.5125 per limited partner unit and, accordingly, the General Partner received an incentive distribution of approximately $255,000 in addition to its 2% interest distribution.

    Public Equity Offerings

        During the three years ended December 31, 2005, the Partnership completed the following public equity offerings of its common units:

Period	Units	Gross Unit Price	Proceeds from Sale	General Partner Contribution	Costs	Net Proceeds
	(in thousands, except units and per unit amounts)
September 2005	5,232,500	$32.00	$167,440	$3,417	$7,619	$163,238
March/April 2004	4,625,000	28.50	131,813	2,690	5,932	128,571
August/September 2003	5,612,000	24.66	138,392	1,955	6,676	133,671

        Net proceeds from the September 2005 offering were used to partially fund the Valero Acquisition. Net proceeds from the March/April 2004 offering were used to partially fund the Rangeland acquisition and to repay borrowings under the U.S. revolving credit facility. Proceeds from the 2003 offering were used to repay indebtedness outstanding under PEG's revolving credit facility, which had been incurred in connection with the acquisition of PT storage and distribution system assets and to redeem 1,727,100 common units owned by the General Partner.

    Private Equity Placement

        On September 30, 2005, the Partnership sold 4,300,000 common units pursuant to a Common Unit Purchase Agreement with certain institutional investors at a price of $30.75 per unit. The Partnership received net proceeds of $131.8 million from the sale of the common units including the General Partner's contribution of $2.7 million, which were used to partially fund the Valero Acquisition.

    Shelf Registration Statements

        On December 23, 2005, the Partnership and certain subsidiaries filed a universal shelf registration statement on Form S-3 with the SEC to register the issuance and sale, from time to time and in such amounts as is determined by the market conditions and needs of the Partnership, of up to $1.0 billion of common units of the Partnership and debt securities of both the Partnership and certain subsidiaries. The SEC declared the registration statement effective on January 12, 2006. In addition, we have $110 million available and remaining under our August 2003 universal shelf registration statement.

16.    DERIVATIVE FINANCIAL INSTRUMENTS

        The Partnership uses derivative financial instruments primarily to reduce its exposure to adverse fluctuations in commodity prices, interest rates and foreign exchange rates. The Partnership formally designates and documents such financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Partnership formally assesses, both at the inception and at least quarterly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. All of the Partnership's derivatives are commonly used over-the-counter instruments with liquid markets or are traded on the New York Mercantile Exchange. The Partnership does not enter into derivative financial instruments for trading or speculative purposes.

    Commodity Price Risk Hedging

        The Partnership uses derivative instruments (principally futures and options) to hedge its exposure to market price volatility related to its inventory or future sales of crude oil. Derivatives used to hedge market price volatility related to inventory are generally designated as fair value hedges, and derivatives related to future sale of crude oil are generally classified as cash flow hedges. Derivative instruments are included in other assets in the accompanying consolidated balance sheets.

        Changes in the fair value of the Partnership's derivative instruments related to crude oil inventory are recognized in net income. For the years ended December 31, 2005, 2004 and 2003, "crude oil sales, net of purchases" were net of $0.8 million, $2.7 million and $0.3 million in losses, respectively, reflecting changes in the fair value of derivative instruments held as hedges related to crude oil marketing activities. Losses on derivatives were generally offset by gains in physical crude oil inventory positions. Changes in the fair value of the Partnership's derivative instruments related to the future sale of crude oil, which are generally for one year or less, are deferred and reflected in "accumulated other comprehensive income," a component of partners' capital, until the related revenue is reflected in the consolidated statements of income. As of December 31, 2005, a $0.1 million loss relating to the change in the fair value of highly effective derivative instruments was included in "accumulated other comprehensive income" and is expected to be reclassified to earnings in 2006. Since these amounts are based on market prices at the current period end, actual amounts to be reclassified will differ and could vary materially as a result of changes in market conditions. There were immaterial amounts of ineffectiveness associated with crude oil hedging in 2005, 2004 and 2003, respectively.

    Interest Rate Risk Hedging

        In connection with the issuance of its 7 1/8% senior notes due 2014, the Partnership entered into interest rate swap agreements with an aggregate notional principal amount of $80.0 million to receive interest at a fixed rate of 7 1/8% and to pay interest at an average variable rate of six month LIBOR plus 1.6681% (set in advance or in arrears depending on the swap transaction). The interest rate swaps mature in June 2014 and are callable at the same dates and terms as the 7 1/8% senior notes. The Partnership designated these swaps as a hedge of the change in the Senior Notes fair value attributable to changes in the six month LIBOR interest rate. Changes in fair values of the interest rate swaps are recorded into earnings each period. Similarly, changes in the fair value of the underlying $80.0 million of senior notes, which are expected to be offsetting to changes in the fair value of the interest swaps, are recorded into earnings each period. At December 31, 2005, the Partnership recorded an increase of $0.6 million in the fair value of interest rate swaps. During the year ended December 31, 2005, the Partnership recognized reductions in interest expense of $1.3 million related to the difference between the fixed rate and the floating rate of interest on the interest rate swaps. As of December 31, 2005 and 2004, the Partnership had immaterial amounts of hedge ineffectiveness relating to these interest rate swaps.

        In the third quarter of 2002, the Partnership entered into interest rate swap agreements that were to mature in 2007 and 2009 with a notional amount of $170.0 million. The Partnership designated these swaps as a hedge of its exposure to variability in future cash flows attributable to the LIBOR interest payments due on $170.0 million outstanding under a term loan facility. The average swap rate on this $170.0 million of debt was approximately 4.25%, resulting in an all-in interest rate on the $170.0 million of debt of approximately 6.50%. In June 2004, in conjunction with the issuance of the

7 1/8% Senior Notes and the repayment of the term loan, the Partnership bought back the swaps for a loss of $0.6 million.

    Currency Exchange Rate Risk Hedging

        The purpose of the Partnership's foreign currency hedging activities is to reduce the risk that the Partnership's cash inflows resulting from interest payments from its Canadian subsidiaries on intercompany debt will be adversely affected by changes in the U.S./Canadian exchange rate.

        The Partnership entered into forward exchange contracts to hedge receipt of forecasted interest payments denominated in Canadian dollars. The effective portion of the change in fair value of these contracts, which have been designated as a cash flow hedge, is reported in "Accumulated other comprehensive income" and will be reclassified into earnings in "Other income" in the period the hedged transaction affects earnings. The ineffective portion, if any, of the change in fair value of this instrument will be immediately recognized in earnings. These foreign exchange contracts are as follows:

	Canadian dollars	US dollars	Average Exchange Rate
	(in thousands)
2006	$7,200	$6,126	Cdn $1.18 to U.S. $1.00
2007	6,600	5,662	Cdn $1.17 to U.S. $1.00
2008	3,193	2,754	Cdn $1.16 to U.S. $1.00

        As of December 31, 2005, a $0.2 million loss relating to foreign exchange contracts was deferred and included in "accumulated other comprehensive income" and is expected to be reclassified into earnings in 2006. For the year ended December 31, 2005, no gains or losses were recognized in the income statement for these foreign exchange contracts.

    Credit Risks

        By using derivative financial instruments to hedge exposures related to changes in commodity prices, interest rates and currency exchange rates, the Partnership exposes itself to market risk and credit risk. Market risk is the risk of loss arising from the adverse effect on the value of a financial instrument that results from changes in commodity prices, interest rates or currency exchange rates. The market risk associated with price volatility is managed by established parameters that limit the types and degree of market risk that may be undertaken.

        Credit risk is the risk of loss arising from the failure of the derivative agreement counterparty to perform under the terms of the derivative agreement. When the fair value of a derivative agreement is positive, the counterparty is liable to the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative agreement is negative, the Partnership is liable to the counterparty and, therefore, it creates credit risk for the counterparty. The counterparties the Partnership transacts with are large, well known companies in the industry or large creditworthy financial institutions. As such, the Partnership believes its exposure to counterparty credit risk is low. Nonetheless, there can be no assurance as to the performance of a counterparty.

    Fair Value of Financial Instruments

        The carrying amount and fair values of financial instruments are as follows:

	December 31,
	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Crude oil hedging futures	$161	$161	$400	$400
Fair value interest rate swaps	567	567	2,693	2,693
Foreign exchange contracts	195	195	—	—
Long-term debt	565,632	576,015	357,163	373,265

        As of December 31, 2005 and 2004, the carrying amounts of items comprising current assets and current liabilities approximate fair value due to the short-term maturities of these instruments. The carrying amounts of the revolving credit facilities approximate fair value primarily because the interest rates fluctuate with prevailing market rates. The interest rates on the 7 1/8% senior notes due 2014 and the 6 1/4% senior notes due 2015 are fixed and the fair value is determined from a broker's price quote at December 31, 2005.

        The carrying amount of derivative financial instruments represents fair value as these instruments are recorded on the balance sheet at their fair value under SFAS 133. The Partnership's fair values of crude oil hedging futures are based on Reuters quoted market prices on the NYMEX. Interest rate swaps and foreign exchange contracts fair values are based on the prevailing market price at which the positions could be liquidated.

17.    ALLOCATION OF NET INCOME

        The allocation of net income between the Partnership's General Partner and limited partners is as follows.

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Net income	$39,648	$35,729	$25,029

Transaction costs reimbursed by general partner:
7 1/8% senior notes consent solicitation and other costs	893	—	—
Severance and other costs	914	—	—

Total transaction costs reimbursed by general partner	1,807	—	—

Income before transaction costs reimbursed by general partner	41,455	35,729	25,029

General partner's share of income	2%	2%	2%
General partner allocated share of net income before transaction costs	829	715	501
Transaction costs reimbursed by general partner	(1,807)	—	—

Net income (loss) allocated to general partner	$(978)	$715	$501

Income before transaction costs reimbursed by general partner	$41,455	$35,729	$25,029
Limited partners share of income	98%	98%	98%

Limited partners share of net income	$40,626	$35,014	$24,528

Net income (loss) allocated to general partner	$(978)	$715	$501
Net income allocated to limited partners	40,626	35,014	24,528

Net income	$39,648	$35,729	$25,029

        LBP and Anschutz reimbursed the Partnership for certain costs incurred in connection with the LB Acquisition. The Partnership was reimbursed $1.2 million for costs incurred in connection with the Consent Solicitation, $0.3 million of legal and other costs and $0.9 million relating to severance costs (see "Note 8—Related Party Transactions"), for a total of $2.4 million. Of the $1.2 million incurred for the consent solicitation, $0.6 million was capitalized as deferred financing costs (and did not affect the income allocation) and $0.6 million was expensed.

18.    LONG-TERM INCENTIVE PLAN

        In 2002, the General Partner adopted the Long-Term Incentive Plan (the "Plan") for employees and affiliates who perform services for the Partnership. The Plan consists of two components, a restricted unit plan and a unit option plan. The Plan was amended in 2006. The Plan currently permits the granting of an aggregate of 1,750,000 restricted units and unit options and is administered by the Compensation Committee of the Managing General Partner, subject to approval by the Managing General Partner's Board of Directors. The Managing General Partner's Board of Directors in its discretion may terminate the Plan at any time with respect to any restricted units for which a grant has not yet been made. The Managing General Partner's Board of Directors also reserves the right to alter or amend the Plan from time to time, including increasing the number of common units with respect to which awards may be granted; provided, however, that no change in any outstanding grant may be made which would materially impair the rights of the participant without the consent of such participant. As the restricted units vest, the Managing General Partner has the option to acquire common units in the open market for delivery to the recipient or distribute newly issued common units from the Partnership. In all cases, the Managing General Partner is reimbursed by the Partnership for such expenditures.

        Restricted unit activity during the years ended December 31, 2005, 2004 and 2003 was as follows:

Number of Restricted Units
Balance at December 31, 2002	381,250
Granted	34,000
Vested(1)	(130,750)
Forfeited	(12,500)

Balance at December 31, 2003	272,000
Granted	11,500
Vested(1)	(135,750)
Forfeited	(3,000)

Balance at December 31, 2004	144,750
Vested(1)	(144,750)

Balance at December 31, 2005	—

(1)
Includes units relinquished in satisfaction of withholding taxes.

        The Partnership recognized $0.2 million, $2.1 million and $3.2 million of compensation expense associated with these grants in 2005, 2004 and 2003.

        On March 3, 2005, in connection with the LB Acquisition and the change in control of the Partnership's General Partner, all restricted units outstanding under the Partnership's Long-Term Incentive Plan immediately vested pursuant to the terms of the grants. The Partnership issued 99,583 common units and recognized a compensation expense of $3.1 million, which is included in "Accelerated long-term incentive plan compensation expense" in the accompanying condensed consolidated statements of income.

        In addition, Canadian employees of the Partnership participate in a separate Phantom Unit Plan, which upon vesting provides for payment in cash for the equivalent of the Partnership's unit on the vesting date. In 2004, the General partner granted 15,000 phantom units to certain key employees which were to vest over five years from the date of grant. These phantom units also became immediately vested with the change in control of the Partnership's General Partner.

        In December 2002, the General Partner granted 50,000 common unit options with a 10-year term. The unit options were granted with an exercise price of $19.50 per unit, which was equal to the fair market value at the date of grant and vested in 2003 and 2004. On July 8, 2005, these options were exercised, 8,149 common units were withheld to cover withholding taxes and the Partnership issued 41,851 new common units.

        The Partnership applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation expense was recognized for its unit options in the financial statements.

        In January 2006, the General Partner awarded restricted units to key employees that vest over a three-year period, beginning on March 1, 2006, and that are also subject to meeting annual financial performance objectives. The financial measure used is the Partnership's distributable cash flow per unit, as determined by the Compensation Committee, for the calendar year preceding each of the three annual vesting dates. The number of units to be delivered in any year, if any, will be a portion of the number vested on March 1 of that year based on accomplishment of performance targets for the previous calendar year. The Partnership will apply the accounting treatment under FAS 123R to these restricted units awards beginning on January 1, 2006.

19.    EMPLOYEE BENEFIT PLANS

        The General Partner sponsors a defined contribution 401(k) plan for its U.S. based employees whereby eligible employees may contribute up to 18% of their annual compensation to the plan, subject to certain defined limits. The General Partner matches employee contributions up to 6% to 12%, depending on years of service, of the employee's annual compensation. Total employer contributions to the plan were $1.0 million, $0.9 million and $1.0 million, for 2005, 2004 and 2003 respectively.

        The Partnership's Canadian subsidiaries sponsor an employee savings plan (the "Savings Plan") and a defined contribution plan. Under the Savings Plan eligible employees may contribute a percentage of their salary to the Savings Plan. The Partnership's Canadian subsidiaries provide matching contributions between 1% and 6% depending on years of service. The defined contribution plan requires the Canadian subsidiaries to make a contribution to a tax-deferred account established in an employee's name. Employee contributions to the defined contribution plan are not required nor permitted. The Canadian subsidiaries make contributions of between 2% and 6% of an employee's annual compensation depending on years of service. Contributions are limited by the Canada Customs and Revenue Agency to Cdn$18,000 in 2006 for any employee. Total employer contributions to the plan for 2005 and 2004 were Cdn$0.4 million and Cdn$0.2 million.

20.    SEGMENT INFORMATION

        The Partnership's business and operations are organized into two business segments: the West Coast Business Unit and the Rocky Mountain Business Unit. The West Coast Business Unit includes: (i) Pacific Pipeline System LLC, owner of Line 2000 and Line 63, (ii) Pacific Marketing and Transportation LLC, owner of the PMT gathering system, (iii) Pacific Terminals LLC, owner of the Pacific Terminals storage and distribution system, which was acquired on July 31, 2003, and (iv) Pacific Atlantic Terminals LLC, which was formed for the purpose of holding the California and East Coast terminal assets the Partnership acquired in the Valero Acquisition on September 30, 2005. The Rocky Mountain Business Unit includes: (i) Rocky Mountain Pipeline System LLC, owner of the Partnership's interest in various pipelines that make up the Western Corridor and Salt Lake City Core systems and the Rocky Mountain Products Pipeline, which was acquired in the Valero Acquisition on September 30, 2005, (ii) Ranch Pipeline LLC, the owner of a 22.22% partnership interest in Frontier Pipeline Company, and (iii) PEG Canada, L.P. and its Canadian subsidiaries, which own and operate the Rangeland system (which was acquired on May 11, 2004). General and administrative costs, which consist of executive management, accounting and finance, human resources, information technology, investor relations, legal, and business development, are not allocated to the individual business units. Information regarding these two business units is summarized below:

	West Coast Operations	Rocky Mountain Operations	Intersegment and Intrasegment Eliminations	Total
	(in thousands)
Year ended December 31, 2005
Revenues:
Pipeline transportation revenue	$63,006	$60,071	$(6,429)	$116,648
Storage and terminaling revenue(1)	52,136	—	(150)	51,986
Pipeline buy/sell transportation revenue(2)	—	35,671		35,671
Crude oil sales, net of purchases(3)	19,809	374	(186)	19,997

Net revenue	134,951	96,116		224,302

Expenses:
Operating	66,237	44,925	(6,765)	104,397
Line 63 oil release costs(4)	2,000	—		2,000
Depreciation and amortization	15,927	13,479		29,406

Total expenses	84,164	58,404		135,803

Share of net income of Frontier	—	1,757		1,757

Write-down of idle property	(450)	—		(450)

Operating income from segments(5)	$50,337	$39,469		$89,806

Identifiable assets(6)	$878,101	$549,244		$1,427,345
Capital expenditures(7)	$16,451	$26,571		$43,022
Year ended December 31, 2004
Revenues:
Pipeline transportation revenue	$67,173	$47,131	$(5,909)	$108,395
Storage and terminaling revenue(1)	38,080	—	(503)	37,577
Pipeline buy/sell transportation revenue(2)	—	18,640		18,640
Crude oil sales, net of purchases(3)	16,907	—	(120)	16,787

Net revenue	122,160	65,771		181,399

Expenses:
Operating	58,197	33,621	(6,532)	85,286
Depreciation and amortization	14,424	9,749		24,173

Total expenses	72,621	43,370		109,459

Share of net income of Frontier	—	1,328		1,328

Write-down of idle property	(800)	—		(800)

Operating income from segment(5)	$48,739	$23,729		$72,468

Identifiable assets(6)	$496,324	$341,706		$838,030
Capital expenditures(7)	$4,220	$6,949		$11,169

	West Coast Operations	Rocky Mountain Operations	Intersegment and Intrasegment Eliminations	Total
	(in thousands)
Year ended December 31, 2003
Revenues:
Pipeline transportation revenue	$67,946	$41,298	$(7,433)	$101,811
Storage and terminaling revenue(1)	12,711	—		12,711
Crude oil sales, net of purchases(3)	21,293	—		21,293

Net revenue	101,950	41,298		135,815

Expenses:
Operating	46,287	22,192	$(7,433)	61,046
Depreciation and amortization	12,999	5,866		18,865

Total expenses	59,286	28,058		79,911

Share of net income of Frontier	—	(162)		(162)

Operating income from segment(5)	$42,664	$13,078		$55,742

Identifiable assets(6)	$509,137	$121,892		$631,029
Capital expenditures(7)	$4,023	$1,418		$5,441

(1)
Includes the revenue of Pacific Terminals storage and distribution system, which Pacific Terminals acquired on July 31, 2003.

(2)
Includes the revenue of the Rangeland system, which was acquired on May 11, 2004 and June 30, 2004.

(3)
The above amounts are net of purchases of $623,115, $402,283 and $358,454 for 2005, 2004 and 2003, respectively.

(4)
See "Note 4—Line 63 Oil Release Reserve" for further information.

(5)
The following is a reconciliation of operating income as stated above to the statements of income:

	2005	2004	2003
	(in thousands)
Operating income from above:
West Coast Operations	$50,337	$48,739	$42,664
Rocky Mountain Operations	39,469	23,729	13,078

Operating income from segments	89,806	72,468	55,742
Less: General and administrative expense	18,472	15,400	13,705
Less: Accelerated long-term incentive plan compensation expense	3,115	—	—
Less: Transaction costs	1,807	—	—

Operating income	66,412	57,068	42,037
Interest and other income	1,119	1,032	479
Interest expense	(26,720)	(19,209)	(17,487)
Write-off of deferred financing cost and interest rate swap termination expense	—	(2,901)	—
Income tax expense	(1,163)	(261)	—

Net income	$39,648	$35,729	$25,029

(6)
Identifiable segment assets do not include assets related to the Partnership's corporate activity. As of December 31, 2005, 2004 and 2003, corporate related assets were $49,107, $31,875 and $19,174, respectively.

(7)
Capital expenditures do not include the Pier 400 project and other parent-level related capital expenditures. Pier 400 project and other parent-level related capital expenditures were $8,695, $5,351, and $5,451 as of December 31, 2005, 2004, and 2003, respectively.

  Geographic Data

        Set forth below are revenues and identifiable assets attributable to the United States and Canada for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004
	(in thousands)
Revenues:
United States	$188,631	$162,759
Canada	35,671	18,640

	$224,302	$181,399

	December 31,
	2005	2004
	(in thousands)
Total Assets:
United States	$1,221,246	$658,594
Canada	255,206	211,311

	$1,476,452	$869,905

21.    SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

        Certain of the Partnership's 100% owned subsidiaries have issued full, unconditional, and joint and several guarantees of the 7 1/8% senior notes due 2014 and the 6 1/4% senior notes due 2015 (the "Senior Notes"). Given that certain, but not all subsidiaries of the Partnership are guarantors of its Senior Notes, the Partnership is required to present the following supplemental condensed consolidating financial information. For purposes of the following footnote, the Partnership is referred to as "Parent", while the "Guarantor Subsidiaries" are Rocky Mountain Pipeline System LLC, Pacific Marketing and Transportation LLC, Pacific Atlantic Terminals LLC, Ranch Pipeline LLC, PEG Canada GP LLC, PEG Canada, L.P. and Pacific Energy Group LLC, and "Non-Guarantor Subsidiaries" are Pacific Pipeline System LLC, Pacific Terminals LLC, Rangeland Pipeline Company, Rangeland Marketing Company, Rangeland Northern Pipeline Company, Rangeland Pipeline Partnership and Aurora Pipeline Company, Ltd.

        The following supplemental condensed consolidating financial information reflects the Parent's separate accounts, the combined accounts of the Guarantor Subsidiaries, the combined accounts of the Parent's Non-Guarantor Subsidiaries, the combined consolidating adjustments and eliminations and the Parent's consolidated accounts for the dates and periods indicated. For purposes of the following condensed consolidating information, the Parent's investments in its subsidiaries and the Guarantor Subsidiaries' investments in their subsidiaries are accounted for under the equity method of accounting:

	Balance Sheet December 31, 2005
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Assets:
Current assets	$104,989	$139,457	$81,846	$(134,177)	$192,115
Property and equipment	—	583,330	602,204	—	1,185,534
Equity investments	429,802	197,239	—	(618,885)	8,156
Intangible assets	—	31,220	37,960	—	69,180
Intercompany notes receivable	661,313	340,905	—	(1,002,218)	—
Other assets	13,426	—	8,041	—	21,467

Total assets	$1,209,530	$1,292,151	$730,051	$(1,755,280)	$1,476,452

Liabilities and partners' capital:
Current liabilities	$5,389	$191,516	$93,459	$(134,177)	$156,187
Long-term debt	505,902	—	59,730	—	565,632
Deferred income taxes	—	582	35,189	—	35,771
Intercompany notes payable	—	661,313	340,905	(1,002,218)	—
Other liabilities	—	8,938	11,685	—	20,623
Total partners' capital	698,239	429,802	189,083	(618,885)	698,239

Total liabilities and partners' capital	$1,209,530	$1,292,151	$730,051	$(1,755,280)	$1,476,452

	Balance Sheet December 31, 2004
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Assets:
Current assets	$14,869	$80,320	$41,948	$(41,592)	$95,545
Property and equipment	—	129,496	589,128	—	718,624
Equity investments	366,148	194,787	—	(553,049)	7,886
Intangible assets	—	118	37,776	—	37,894
Intercompany notes receivable	283,550	338,884	—	(622,434)	—
Other assets	7,223	1,875	858	—	9,956

Total assets	$671,790	$745,480	$669,710	$(1,217,075)	$869,905

Liabilities and partners' capital:
Current liabilities	$833	$44,177	$44,627	$(41,592)	$48,045
Long-term debt	248,491	51,000	57,672	—	357,163
Deferred income taxes	—	470	34,086	—	34,556
Intercompany notes payable	—	283,550	338,884	(622,434)	—
Other liabilities	—	135	7,540	—	7,675
Total partners' capital	422,466	366,148	186,901	(553,049)	422,466

Total liabilities and partners' capital	$671,790	$745,480	$669,710	$(1,217,075)	$869,905

	Statement of Income Year Ended December 31, 2005
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Net operating revenues before expenses	$—	$89,968	$141,099	$(6,765)	$224,302
Operating expenses	—	(48,421)	(62,741)	6,765	(104,397)
Line 63 oil release costs	—	—	(2,000)	—	(2,000)
General and administrative expense(1)	—	(16,317)	(2,155)	—	(18,472)
Accelerated long-term incentive plan compensation expense	—	(2,675)	(440)	—	(3,115)
Transaction costs	(893)	(914)	—	—	(1,807)
Depreciation and amortization expense	—	(9,558)	(19,848)	—	(29,406)
Write-down of idle property	—	—	(450)	—	(450)
Share of net income of Frontier	—	1,757	—	—	1,757

Operating income	(893)	13,840	53,465	—	66,412
Interest expense	(21,191)	(2,418)	(3,111)	—	(26,720)
Intercompany interest income (expense)	—	25,910	(25,910)	—	—
Equity earnings	61,455	24,050	—	(85,505)	—
Interest and other income (expense)	277	1,123	(281)	—	1,119
Income tax benefit (expense)	—	(1,050)	(113)	—	(1,163)

Net income	$39,648	$61,455	$24,050	$(85,505)	$39,648

	Statement of Income Year Ended December 31, 2004
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
Net operating revenues before expenses	$—	$64,038	$123,893	$(6,532)	$181,399
Operating expenses	—	(40,257)	(51,561)	6,532	(85,286)
General and administrative expense(1)	—	(14,139)	(1,261)	—	(15,400)
Depreciation and amortization expense	—	(6,660)	(17,513)	—	(24,173)
Write-down of idle property	—	—	(800)	—	(800)
Share of net income of Frontier	—	1,328	—	—	1,328

Operating income	—	4,310	52,758	—	57,068
Interest expense	(8,752)	(8,493)	(1,964)	—	(19,209)
Write-off of deferred financing cost and interest rate swap termination expense	—	(2,901)	—	—	(2,901)
Intercompany interest income (expense)	—	20,429	(20,429)	—	—
Equity earnings	44,464	30,773	—	(75,237)	—
Interest and other income	17	816	199	—	1,032
Income tax benefit (expense)	—	(470)	209	—	(261)

Net income	$35,729	$44,464	$30,773	$(75,237)	$35,729

(1)
General and administrative expense is not currently allocated between Guarantor and Non-Guarantor Subsidiaries for financial reporting purposes.

	Statement of Income Year Ended December 31, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating adjustments	Total
	(in thousands)
Net operating revenues before expenses	$—	$62,589	$80,659	$(7,433)	$135,815
Operating expenses	—	(38,663)	(29,816)	7,433	(61,046)
General and administrative expense(1)	—	(13,582)	(123)	—	(13,705)
Depreciation and amortization expense	—	(6,336)	(12,529)	—	(18,865)
Share of loss of Frontier	—	(162)	—	—	(162)

Operating income	—	3,846	38,191	—	42,037
Interest expense	—	(17,487)	—	—	(17,487)
Intercompany interest income (expense)	—	10,322	(10,322)	—	—
Equity earnings	25,010	27,907	—	(52,917)	—
Interest and other income	19	422	38	—	479

Net income	$25,029	$25,010	$27,907	$(52,917)	$25,029

(1)
General and administrative expense is not currently allocated between Guarantor and Non-Guarantor Subsidiaries for financial reporting purposes.

	Statement of Cash Flows Year Ended December 31, 2005
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$39,648	$61,455	$24,050	$(85,505)	$39,648
Adjustments to reconcile net income to net cash provided by operating activities:
Equity earnings	(61,455)	(24,050)	—	85,505	—
Distributions from subsidiaries	66,775	38,643	—	(105,418)	—
Depreciation, amortization and other	1,025	12,576	20,859	—	34,460
Net changes in operating assets and liabilities	4,555	(5,024)	7,255	(4,786)	2,000

NET CASH PROVIDED BY OPERATING ACTIVITIES	50,548	83,600	52,164	(110,204)	76,108

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions	—	(462,553)	—	—	(462,553)
Additions to property, equipment and other	—	(18,565)	(31,633)	—	(50,198)
Intercompany	(465,466)	—	—	465,466	—

NET CASH USED IN INVESTING ACTIVITIES	(465,466)	(481,118)	(31,633)	465,466	(512,751)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	416,397	392,479	(22,334)	(355,262)	431,280

Effect of translation adjustment	—	—	44	—	44

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,479	(5,039)	(1,759)	—	(5,319)
CASH AND CASH EQUIVALENTS, beginning of year	2,713	17,523	3,147	—	23,383

CASH AND CASH EQUIVALENTS, end of year	$4,192	$12,484	$1,388	$—	$18,064

	Statement of Cash Flows Year Ended December 31, 2004
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$35,729	$44,464	$30,773	$(75,237)	$35,729
Adjustments to reconcile net income to net cash provided by operating activities:
Equity earnings	(44,464)	(30,773)	—	75,237	—
Distributions from subsidiaries	56,518	47,519	—	(104,037)	—
Depreciation, amortization and other	336	11,086	18,048	—	29,470
Net changes in operating assets and liabilities	760	(9,271)	(6,439)	6,977	(7,973)

NET CASH PROVIDED BY OPERATING ACTIVITIES	48,879	63,025	42,382	(97,060)	57,226

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions	—	—	(138,701)	—	(138,701)
Additions to property, equipment and other	—	(10,600)	(6,651)	—	(17,251)
Intercompany	(369,533)	(97,602)	—	467,135	—

NET CASH USED IN INVESTING ACTIVITIES	(369,533)	(108,202)	(145,352)	467,135	(155,952)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	322,621	55,316	105,767	(371,294)	112,410

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,967	8,920	2,797	—	13,684
CASH AND CASH EQUIVALENTS, beginning of year	746	8,603	350	—	9,699

CASH AND CASH EQUIVALENTS, end of year	$2,713	$17,523	$3,147	$—	$23,383

	Statement of Cash Flows Year Ended December 31, 2003
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Total
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,029	$25,010	$27,907	$(52,917)	$25,029
Adjustments to reconcile net income to net cash provided by operating activities:
Equity earnings	(25,010)	(27,907)	—	52,917	—
Distributions from subsidiaries	42,115	39,613	—	(81,728)	—
Depreciation, amortization and other	—	12,514	12,529	—	25,043
Net changes in operating assets and liabilities	42	(47)	(8,102)	758	(7,349)

NET CASH PROVIDED BY OPERATING ACTIVITIES	42,176	49,183	32,334	(80,970)	42,723

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions	—	—	(169,740)	—	(169,740)
Additions to property, equipment and other	—	(6,752)	(3,840)	—	(10,592)
Intercompany	(90,000)	(167,000)	—	257,000	—

NET CASH USED IN INVESTING ACTIVITIES	(90,000)	(173,752)	(173,580)	257,000	(180,332)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	46,207	120,921	133,402	(177,095)	123,435

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,648)	(4,682)	(7,844)	—	(14,174)
CASH AND CASH EQUIVALENTS, beginning of year	2,394	13,285	8,194	—	23,873

CASH AND CASH EQUIVALENTS, end of year	$746	$8,603	$350	$—	$9,699

22.    QUARTERLY FINANCIAL DATA (unaudited)

	Year ended December 31, 2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands, except per unit amounts)
Net revenue	$49,247	$52,775	$54,520	$67,760	$224,302
Operating income	9,227	17,667	19,342	20,176	66,412
Net income	3,421	12,220	12,166	11,841	39,648
Basic net income per limited partner unit	0.17	0.40	0.39	0.30	1.25
Diluted net income per limited partner unit	0.17	0.40	0.39	0.30	1.25
	Year ended December 31, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands, except per unit amounts)
Net revenue	$39,662	$45,997	$48,091	$47,649	$181,399
Operating income	12,042	16,172	15,126	13,728	57,068
Net income	8,077	9,128	9,890	8,634	35,729
Basic net income per limited partner unit	0.32	0.30	0.33	0.29	1.23
Diluted net income per limited partner unit	0.31	0.30	0.33	0.29	1.23

APPENDIX A

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
PLAINS GP HOLDINGS, L.P.

A-1

              Common Units

Representing Limited Partner Interests

PLAINS GP HOLDINGS, L.P.

P  R  O  S  P  E  C  T  U  S

                        , 2007

Citi

Lehman Brothers

        Until                        , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13.    Other Expenses of Issuance and Distribution.

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee		$12,280
FINRA filing fee		40,500
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
New York Stock Exchange listing fee		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment

Item 14.    Indemnification of our General Partner's Officers and Directors.

        The section of the prospectus entitled "Description of Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement in which we and our general partner will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

        To the extent that the indemnification provisions of our partnership agreement purport to exclude indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and is therefore unenforceable.

Item 15.    Recent Sales of Unregistered Securities.

        On August 22, 2007, in connection with the formation of Plains GP Holdings, L.P., we issued (i) the 0.1% general partner interest in us to Plains Holdings GP LLC for $1.00 and (ii) the 99.9% limited partner interest in us to Vulcan Energy GP Holdings Inc. for $999.00, in each case, in an offering exempt from registration under Section 4(2) of the Securities Act.

Item 16.    Exhibits.

        The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement.
3.1	—	Certificate of Limited Partnership of Plains GP Holdings, L.P.
3.2*	—	Amended and Restated Limited Partnership Agreement of Plains GP Holdings, L.P. (included as Appendix A).
3.3	—	Certificate of Formation of Plains Holdings GP LLC.
3.4*	—	Amended and Restated Limited Liability Company Agreement of Plains Holdings GP LLC.
3.5	—
Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., dated as of June 27, 2001 (incorporated by reference to Exhibit 3.1 to PAA's Form 8-K filed August 27, 2001).
3.6	—
Amendment No. 1 dated April 15, 2004 to the Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. (incorporated by reference to Exhibit 3.1 to PAA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
3.7	—
Amendment No. 2 dated November 15, 2006 to Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. (incorporated by reference to Exhibit 3.1 to PAA's Current Report on Form 8-K filed November 21, 2006).
3.8	—
Third Amended and Restated Agreement of Limited Partnership of Plains Marketing, L.P. dated as of April 1, 2004 (incorporated by reference to Exhibit 3.2 to PAA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
3.9	—
Third Amended and Restated Agreement of Limited Partnership of Plains Pipeline, L.P. dated as of April 1, 2004 (incorporated by reference to Exhibit 3.3 to PAA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
3.10	—	Certificate of Incorporation of PAA Finance Corp. (incorporated by reference to Exhibit 3.6 to PAA's Registration Statement on Form S-3 filed August 27, 2001).
3.11	—	Bylaws of PAA Finance Corp. (incorporated by reference to Exhibit 3.7 to PAA's Registration Statement on Form S-3 filed August 27, 2001).
3.12*	—	Third Amended and Restated Limited Liability Company Agreement of Plains All American GP LLC.
3.13	—	Third Amended and Restated Limited Partnership Agreement of Plains AAP, L.P. (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed August 31, 2007).
3.14	—	Certificate of Incorporation of Pacific Energy Finance Corporation (incorporated by reference to Exhibit 3.10 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
3.15	—	Bylaws of Pacific Energy Finance Corporation (incorporated by reference to Exhibit 3.11 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
3.16	—
Amendment No. 3 dated August 16, 2007 to Third Amended and Restated Agreement of Limited Partnership of PAA (incorporated by reference to Exhibit 3.1 to PAA's Current Report on Form 8-K filed August 22, 2007).

4.1*	—	Specimen certificate representing units.
4.2	—
Indenture dated September 25, 2002 among PAA, PAA Finance Corp. and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.1 to PAA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
4.3	—
First Supplemental Indenture (Series A and Series B 7.75% Senior Notes due 2012) dated as of September 25, 2002 among PAA, PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.2 to PAA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
4.4	—
Second Supplemental Indenture (Series A and Series B 5.625% Senior Notes due 2013) dated as of December 10, 2003 among PAA, PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.4 to PAA's Annual Report on Form 10-K for the year ended December 31, 2003).
4.5	—
Third Supplemental Indenture (Series A and Series B 4.75% Senior Notes due 2009) dated August 12, 2004 among PAA., PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.4 to PAA's Registration Statement on Form S-4, File No. 333-121168).
4.6	—
Fourth Supplemental Indenture (Series A and Series B 5.875% Senior Notes due 2016) dated August 12, 2004 among PAA, PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.5 to PAA's Registration Statement on Form S-4, File No. 333-121168).
4.7	—
Fifth Supplemental Indenture (Series A and Series B 5.25% Senior Notes due 2015) dated May 27, 2005 among PAA, PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed May 31, 2005).
4.8	—
Sixth Supplemental Indenture (Series A and Series B 6.70% Senior Notes due 2036) dated as of May 12, 2006, to Indenture, dated as of September 25, 2002, among PAA, PAA Finance Corp. and subsidiary guarantors signatory thereto and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed May 12, 2006).
4.9	—
Seventh Supplemental Indenture, dated as of May 12, 2006, to Indenture, dated as of September 25, 2002, among PAA, PAA Finance Corp., Plains LPG Services GP LLC, Plains LPG Services, L.P. and Lone Star Trucking, LLC and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to PAA's Current Report on Form 8-K filed May 12, 2006).
4.10	—
Eighth Supplemental Indenture, dated as of August 25, 2006, to Indenture, dated as of September 25, 2002, among PAA, PAA Finance Corp., Plains Marketing International GP LLC, Plains Marketing International, L.P. and Plains LPG Marketing, L.P. and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed August 25, 2006).
4.11	—
Ninth Supplemental Indenture (Series A and Series B 6.125% Senior Notes due 2017), dated as of October 30, 2006, to Indenture, dated as of September 25, 2002, among PAA, PAA Finance Corp. and subsidiary guarantors signatory thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed October 30, 2006).

4.12	—
Tenth Supplemental Indenture (Series A and Series B 6.650% Senior Notes due 2037), dated as of October 30, 2006, to Indenture, dated as of September 25, 2002, among PAA's, PAA Finance Corp. and subsidiary guarantors signatory thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to PAA's Current Report on Form 8-K filed October 30, 2006).
4.13	—
Eleventh Supplemental Indenture dated November 15, 2006 to Indenture dated as of September 25, 2002, among PAA, PAA Finance Corp., PEG Canada GP LLC, Pacific Energy Group LLC, PEG Canada, L.P., Pacific Marketing and Transportation LLC, Rocky Mountain Pipeline System LLC, Ranch Pipeline LLC, Pacific Atlantic Terminals LLC, Pacific L.A. Marine Terminal LLC, Rangeland Pipeline Company, Aurora Pipeline Company Ltd., Rangeland Pipeline Partnership, Rangeland Northern Pipeline Company, Pacific Energy Finance Corporation, Rangeland Marketing Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed November 21, 2006).
4.14	—
Indenture dated June 16, 2004 among Pacific Energy Partners, L.P. and Pacific Energy Finance Corporation, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee of the 7 1/8% senior notes due 2014 (incorporated by reference to Exhibit 4.21 to Pacific's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
4.15	—
First Supplemental Indenture dated March 3, 2005 among Pacific Energy Partners, L.P. and Pacific Energy Finance Corporation, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee of the 7 1/8% senior notes due 2014 (incorporated by reference to Exhibit 4.1 to Pacific's Current Report on Form 8-K filed March 9, 2005).
4.16	—
Second Supplemental Indenture dated September 23, 2005 among Pacific Energy Partners, L.P. and Pacific Energy Finance Corporation, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee of the 7 1/8% senior notes due 2014 (incorporated by reference to Exhibit 4.17 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
4.17	—
Third Supplemental Indenture dated November 15, 2006 to Indenture dated as of June 16, 2004, among PAA, Pacific Energy Finance Corporation, PEG Canada GP LLC, Pacific Energy Group LLC, PEG Canada, L.P., Pacific Marketing and Transportation LLC, Rocky Mountain Pipeline System LLC, Ranch Pipeline LLC, Pacific Atlantic Terminals LLC, Pacific L.A. Marine Terminal LLC, Rangeland Pipeline Company, Aurora Pipeline Company Ltd., Rangeland Pipeline Partnership, Rangeland Northern Pipeline Company, Rangeland Marketing Company, Plains Marketing, L.P., Plains Pipeline, L.P., Plains Marketing GP Inc., Plains Marketing Canada LLC, Plains Marketing Canada, L.P., PMC (Nova Scotia) Company, Basin Holdings GP LLC, Basin Pipeline Holdings, L.P., Rancho Holdings GP LLC, Rancho Pipeline Holdings, L.P., Plains LPG Services GP LLC, Plains LPG Services, L.P., Lone Star Trucking, LLC, Plains Marketing International GP LLC, Plains Marketing International L.P., Plains LPG Marketing, L.P., PAA Finance Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to PAA's Current Report on Form 8-K filed November 21, 2006).
4.18	—
Indenture dated September 23, 2005 among Pacific Energy Partners, L.P. and Pacific Energy Finance Corporation, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee of the 6 1/4% senior notes due 2015 (incorporated by reference to Exhibit 4.1 to Pacific's Current Report on Form 8-K filed September 28, 2005).

4.19	—
First Supplemental Indenture dated November 15, 2006 to Indenture dated as of September 23, 2005, among PAA, Pacific Energy Finance Corporation, PEG Canada GP LLC, Pacific Energy Group LLC, PEG Canada, L.P., Pacific Marketing and Transportation LLC, Rocky Mountain Pipeline System LLC, Ranch Pipeline LLC, Pacific Atlantic Terminals LLC, Pacific L.A. Marine Terminal LLC, Rangeland Pipeline Company, Aurora Pipeline Company Ltd., Rangeland Pipeline Partnership, Rangeland Northern Pipeline Company, Rangeland Marketing Company, Plains Marketing, L.P., Plains Pipeline, L.P., Plains Marketing GP Inc., Plains Marketing Canada LLC, Plains Marketing Canada, L.P., PMC (Nova Scotia) Company, Basin Holdings GP LLC, Basin Pipeline Holdings, L.P., Rancho Holdings GP LLC, Rancho Pipeline Holdings, L.P., Plains LPG Services GP LLC, Plains LPG Services, L.P., Lone Star Trucking, LLC, Plains Marketing International GP LLC, Plains Marketing International L.P., Plains LPG Marketing, L.P., PAA Finance Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to PAA's Current Report on Form 8-K filed November 21, 2006).
5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.
10.1*	—	Form of Administrative Agreement.
10.2*	—	Form of Contribution Agreement.
10.3	—
Second Amended and Restated Credit Agreement dated as of July 31, 2006 by and among PAA, as US Borrower; PMC (Nova Scotia) Company and Plains Marketing Canada, L.P., as Canadian Borrowers; Bank of America, N.A., as Administrative Agent; Bank of America, N.A., acting through its Canada Branch, as Canadian Administrative Agent; Wachovia Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Syndication Agents; Fortis Capital Corp., Citibank, N.A., BNP Paribas, UBS Securities LLC, SunTrust Bank, and The Bank of Nova Scotia, as Co-Documentation Agents; the Lenders party thereto; and Banc of America Securities LLC and Wachovia Capital Markets, LLC, as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed August 4, 2006).
10.4	—
Restated Credit Facility (Uncommitted Senior Secured Discretionary Contango Facility) dated November 19, 2004 among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed November 24, 2004).
10.5	—
Amended and Restated Crude Oil Marketing Agreement, dated as of July 23, 2004, among Plains Resources Inc., Calumet Florida Inc. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.2 to PAA's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
10.6	—
Amended and Restated Omnibus Agreement, dated as of July 23, 2004, among Plains Resources Inc., PAA, Plains Marketing, L.P., Plains Pipeline, L.P. and Plains All American GP LLC (incorporated by reference to Exhibit 10.3 to PAA's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
10.7	—
Contribution, Assignment and Amendment Agreement, dated as of June 27, 2001, among PAA, Plains Marketing, L.P., All American Pipeline, L.P., Plains AAP, L.P., Plains All American GP LLC and Plains Marketing GP Inc. (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed June 27, 2001).
10.8	—
Contribution, Assignment and Amendment Agreement, dated as of June 8, 2001, among PAA, Plains AAP, L.P. and Plains All American GP LLC (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed June 11, 2001).

10.9	—
Separation Agreement, dated as of June 8, 2001 among Plains Resources Inc., Plains All American Inc., Plains All American GP LLC, Plains AAP, L.P. and PAA (incorporated by reference to Exhibit 10.2 to PAA's Current Report on Form 8-K filed June 11, 2001).
10.10	—
Pension and Employee Benefits Assumption and Transition Agreement, dated as of June 8, 2001 among Plains Resources Inc., Plains All American Inc. and Plains All American GP LLC (incorporated by reference to Exhibit 10.3 to PAA's Current Report on Form 8-K filed June 11, 2001).
10.11	—	Plains All American GP LLC 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed January 26, 2005).
10.12	—
Plains All American GP LLC 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8, File No. 333-74920) as amended June 27, 2003 (incorporated by reference to Exhibit 10.1 to PAA's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.13	—	Plains All American 2001 Performance Option Plan (incorporated by reference to Exhibit 99.2 to PAA's Registration Statement on Form S-8, File No. 333-74920).
10.14	—
Amended and Restated Employment Agreement between Plains All American GP LLC and Greg L. Armstrong dated as of June 30, 2001 (incorporated by reference to Exhibit 10.1 to PAA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.15	—
Amended and Restated Employment Agreement between Plains All American GP LLC and Harry N. Pefanis dated as of June 30, 2001 (incorporated by reference to Exhibit 10.2 to PAA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.16	—
Asset Purchase and Sale Agreement dated February 28, 2001 between Murphy Oil Company Ltd. and Plains Marketing Canada, L.P. (incorporated by reference to Exhibit 99.1 to PAA's Current Report on Form 8-K filed May 10, 2001).
10.17	—
Transportation Agreement dated July 30, 1993, between All American Pipeline Company and Exxon Company, U.S.A. (incorporated by reference to Exhibit 10.9 to PAA's Registration Statement on Form S-1, File No. 333-64107).
10.18	—
Transportation Agreement dated August 2, 1993, among All American Pipeline Company, Texaco Trading and Transportation Inc., Chevron U.S.A. and Sun Operating Limited Partnership (incorporated by reference to Exhibit 10.10 to PAA's Registration Statement on Form S-1, File No. 333-64107).
10.19	—
First Amendment to Contribution, Conveyance and Assumption Agreement dated as of December 15, 1998 (incorporated by reference to Exhibit 10.13 to PAA's Annual Report on Form 10-K for the year ended December 31, 1998).
10.20	—
Agreement for Purchase and Sale of Membership Interest in Scurlock Permian LLC between Marathon Ashland LLC and Plains Marketing, L.P. dated as of March 17, 1999 (incorporated by reference to Exhibit 10.16 to PAA's Annual Report on Form 10-K for the year ended December 31, 1998).
10.21	—	Plains All American Inc. 1998 Management Incentive Plan (incorporated by reference to Exhibit 10.5 to PAA's Annual Report on Form 10-K for the year ended December 31, 1998).
10.22	—	PMC (Nova Scotia) Company Bonus Program (incorporated by reference to Exhibit 10.20 to PAA's Annual Report on Form 10-K for the year ended December 31, 2004).
10.23	—	Quarterly Bonus Summary (incorporated by reference to Exhibit 10.21 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).

10.24	—	Directors' Compensation Summary for Plains All American GP LLC (incorporated by reference to Exhibit 10.22 to PAA's Annual Report on Form 10-K for the year ended December 21, 2006).
10.25	—
Master Railcar Leasing Agreement dated as of May 25, 1998 (effective June 1, 1998), between Pivotal Enterprises Corporation and CANPET Energy Group, Inc., (incorporated by reference to Exhibit 10.16 to PAA's Annual Report on Form 10-K for the year ended December 31, 2001).
10.26	—	Form of LTIP Grant Letter (Armstrong/Pefanis) (incorporated by reference to Exhibit 10.24 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.27	—	Form of LTIP Grant Letter (executive officers) (incorporated by reference to Exhibit 10.3 to PAA's Current Report on Form 8-K filed April 1, 2005).
10.28	—	Form of LTIP Grant Letter (independent directors) (incorporated by reference to Exhibit 10.3 to PAA's Current Report on Form 8-K filed February 23, 2005).
10.29	—	Form of LTIP Grant Letter (designated directors) (incorporated by reference to Exhibit 10.4 to PAA's Current Report on Form 8-K filed February 23, 2005).
10.30	—	Form of LTIP Grant Letter (payment to entity) (incorporated by reference to Exhibit 10.5 to PAA's Current Report on Form 8-K filed February 23, 2005).
10.31	—	Form of Option Grant Letter (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed April 1, 2005).
10.32	—
Administrative Services Agreement between Plains All American Pipeline Company and Vulcan Energy Corporation, dated October 14, 2005 (incorporated by reference to Exhibit 1.1 to PAA's Current Report on Form 8-K filed October 19, 2005).
10.33	—
Amended and Restated Limited Liability Company Agreement of PAA/Vulcan Gas Storage, LLC, dated September 13, 2005 (incorporated by reference to Exhibit 1.1 to PAA's Current Report on Form 8-K filed September 19, 2005).
10.34	—
First Amendment dated May 9, 2006 to the Amended and Restated Limited Liability Company Agreement of PAA/Vulcan Gas Storage, LLC dated September 13, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 15, 2006).
10.35	—
Membership Interest Purchase Agreement by and between Sempra Energy Trading Corp. and PAA/Vulcan Gas Storage, LLC, dated August 19, 2005 (incorporated by reference to Exhibit 1.2 to PAA's Current Report on Form 8-K filed September 19, 2005).
10.36**	—
Waiver Agreement dated as of August 12, 2005 between Plains All American GP LLC and Greg L. Armstrong (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed August 16, 2005).
10.37**	—
Waiver Agreement dated as of August 12, 2005 between Plains All American GP LLC and Harry N. Pefanis (incorporated by reference to Exhibit 10.2 to PAA's Current Report on Form 8-K filed August 16, 2005).
10.38	—
Excess Voting Rights Agreement dated as of August 12, 2005 between Vulcan Energy GP Holdings Inc. and Plains All American GP LLC (incorporated by reference to Exhibit 10.3 to PAA's Current Report on Form 8-K filed August 16, 2005).
10.39	—
Excess Voting Rights Agreement dated as of August 12, 2005 between Lynx Holdings I, LLC and Plains All American GP LLC (incorporated by reference to Exhibit 10.4 to PAA's Current Report on Form 8-K filed August 16, 2005).

10.40	—
First Amendment dated as of April 20, 2005 to Restated Credit Agreement, by and among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed April 21, 2005).
10.41	—
Second Amendment dated as of May 20, 2005 to Restated Credit Agreement, by and among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed May 12, 2005).
10.42	—
Third Amendment dated as of November 4, 2005 to Restated Credit Agreement, by and among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.41 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.43	—
Fourth Amendment dated as of November 16, 2006 to Restated Credit Agreement, by and among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.42 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
10.44**	—	Form of LTIP Grant Letter (executive officers) (incorporated by reference to Exhibit 10.39 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.45**	—
Employment Agreement between Plains All American GP LLC and John vonBerg dated December 18, 2001 (incorporated by reference to Exhibit 10.40 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.46**	—	Form of LTIP Grant Letter (audit committee members) (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed August 23, 2006).
10.47**	—	Plains All American PPX Successor Long-Term Incentive Plan (incorporated by reference to Exhibit 10.45 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
10.48**	—	Form of LTIP Grant Letters (executive officers)—February 2007 awards (incorporated by reference to Exhibit 10.7 to PAA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
10.49	—	First Amendment dated July 31, 2007 to PAA's Second Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.1 to PAA's current report on Form 8-K filed August 6, 2007).
10.50*/**	—	Form of Plains GP Holdings, L.P. Long-Term Incentive Plan.
10.51**	—	Plains AAP, L.P. Class B Restricted Units Agreement (incorporated by reference to Exhibit 10.2 to PAA's Current Report on Form 8-K filed August 31, 2007).
21.1*	—	List of Subsidiaries of Plains GP Holdings, L.P.
23.1	—	Consent of PricewaterhouseCoopers LLP
23.2	—	Consent of KPMG LLP
23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (contained on page II-3)

*
To be filed by amendment.

**
Management compensatory plan or arrangement.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 31, 2007.

PLAINS GP HOLDINGS, L.P.
By:	Plains Holdings GP LLC, its general partner
By:	/s/ GREG L. ARMSTRONG
Name:	Greg L. Armstrong
Title:	Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

        Each person whose signature appears below appoints Phil Kramer and Tim Moore, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ GREG L. ARMSTRONG Greg L. Armstrong	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	August 31, 2007
/s/ PHIL KRAMER Phil Kramer	Executive Vice President and Chief Financial Officer (principal financial officer)	August 31, 2007
/s/ TINA VAL Tina Val	Vice President—Accounting and Chief Accounting Officer (principal accounting officer)	August 31, 2007

/s/ DAVID N. CAPOBIANCO David N. Capobianco	Director	August 31, 2007
/s/ W. LANCE CONN W. Lance Conn	Director	August 31, 2007
/s/ GARY R. PETERSEN Gary R. Petersen	Director	August 31, 2007
/s/ ROBERT V. SINNOTT Robert V. Sinnott	Director	August 31, 2007

EXHIBIT INDEX

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement.
3.1	—	Certificate of Limited Partnership of Plains GP Holdings, L.P.
3.2*	—	Amended and Restated Limited Partnership Agreement of Plains GP Holdings, L.P. (included as Appendix A).
3.3	—	Certificate of Formation of Plains Holdings GP LLC.
3.4*	—	Amended and Restated Limited Liability Company Agreement of Plains Holdings GP LLC.
3.5	—
Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P., dated as of June 27, 2001 (incorporated by reference to Exhibit 3.1 to PAA's Form 8-K filed August 27, 2001).
3.6	—
Amendment No. 1 dated April 15, 2004 to the Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. (incorporated by reference to Exhibit 3.1 to PAA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
3.7	—
Amendment No. 2 dated November 15, 2006 to Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. (incorporated by reference to Exhibit 3.1 to PAA's Current Report on Form 8-K filed November 21, 2006).
3.8	—
Third Amended and Restated Agreement of Limited Partnership of Plains Marketing, L.P. dated as of April 1, 2004 (incorporated by reference to Exhibit 3.2 to PAA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
3.9	—
Third Amended and Restated Agreement of Limited Partnership of Plains Pipeline, L.P. dated as of April 1, 2004 (incorporated by reference to Exhibit 3.3 to PAA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004).
3.10	—	Certificate of Incorporation of PAA Finance Corp. (incorporated by reference to Exhibit 3.6 to PAA's Registration Statement on Form S-3 filed August 27, 2001).
3.11	—	Bylaws of PAA Finance Corp. (incorporated by reference to Exhibit 3.7 to PAA's Registration Statement on Form S-3 filed August 27, 2001).
3.12*	—	Third Amended and Restated Limited Liability Company Agreement of Plains All American GP LLC.
3.13	—	Third Amended and Restated Limited Partnership Agreement of Plains AAP, L.P. (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed August 31, 2007).
3.14	—	Certificate of Incorporation of Pacific Energy Finance Corporation (incorporated by reference to Exhibit 3.10 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
3.15	—	Bylaws of Pacific Energy Finance Corporation (incorporated by reference to Exhibit 3.11 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
3.16	—
Amendment No. 3 dated August 16, 2007 to Third Amended and Restated Agreement of Limited Partnership of PAA (incorporated by reference to Exhibit 3.1 to PAA's Current Report on Form 8-K filed August 22, 2007).
4.1*	—	Specimen certificate representing units.

4.2	—
Indenture dated September 25, 2002 among PAA, PAA Finance Corp. and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.1 to PAA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
4.3	—
First Supplemental Indenture (Series A and Series B 7.75% Senior Notes due 2012) dated as of September 25, 2002 among PAA, PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.2 to PAA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
4.4	—
Second Supplemental Indenture (Series A and Series B 5.625% Senior Notes due 2013) dated as of December 10, 2003 among PAA, PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.4 to PAA's Annual Report on Form 10-K for the year ended December 31, 2003).
4.5	—
Third Supplemental Indenture (Series A and Series B 4.75% Senior Notes due 2009) dated August 12, 2004 among PAA., PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.4 to PAA's Registration Statement on Form S-4, File No. 333-121168).
4.6	—
Fourth Supplemental Indenture (Series A and Series B 5.875% Senior Notes due 2016) dated August 12, 2004 among PAA, PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.5 to PAA's Registration Statement on Form S-4, File No. 333-121168).
4.7	—
Fifth Supplemental Indenture (Series A and Series B 5.25% Senior Notes due 2015) dated May 27, 2005 among PAA, PAA Finance Corp., the Subsidiary Guarantors named therein and Wachovia Bank, National Association (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed May 31, 2005).
4.8	—
Sixth Supplemental Indenture (Series A and Series B 6.70% Senior Notes due 2036) dated as of May 12, 2006, to Indenture, dated as of September 25, 2002, among PAA, PAA Finance Corp. and subsidiary guarantors signatory thereto and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed May 12, 2006).
4.9	—
Seventh Supplemental Indenture, dated as of May 12, 2006, to Indenture, dated as of September 25, 2002, among PAA, PAA Finance Corp., Plains LPG Services GP LLC, Plains LPG Services, L.P. and Lone Star Trucking, LLC and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to PAA's Current Report on Form 8-K filed May 12, 2006).
4.10	—
Eighth Supplemental Indenture, dated as of August 25, 2006, to Indenture, dated as of September 25, 2002, among PAA, PAA Finance Corp., Plains Marketing International GP LLC, Plains Marketing International, L.P. and Plains LPG Marketing, L.P. and Wachovia Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed August 25, 2006).
4.11	—
Ninth Supplemental Indenture (Series A and Series B 6.125% Senior Notes due 2017), dated as of October 30, 2006, to Indenture, dated as of September 25, 2002, among PAA, PAA Finance Corp. and subsidiary guarantors signatory thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed October 30, 2006).
4.12	—
Tenth Supplemental Indenture (Series A and Series B 6.650% Senior Notes due 2037), dated as of October 30, 2006, to Indenture, dated as of September 25, 2002, among PAA's, PAA Finance Corp. and subsidiary guarantors signatory thereto and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to PAA's Current Report on Form 8-K filed October 30, 2006).

4.13	—
Eleventh Supplemental Indenture dated November 15, 2006 to Indenture dated as of September 25, 2002, among PAA, PAA Finance Corp., PEG Canada GP LLC, Pacific Energy Group LLC, PEG Canada, L.P., Pacific Marketing and Transportation LLC, Rocky Mountain Pipeline System LLC, Ranch Pipeline LLC, Pacific Atlantic Terminals LLC, Pacific L.A. Marine Terminal LLC, Rangeland Pipeline Company, Aurora Pipeline Company Ltd., Rangeland Pipeline Partnership, Rangeland Northern Pipeline Company, Pacific Energy Finance Corporation, Rangeland Marketing Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to PAA's Current Report on Form 8-K filed November 21, 2006).
4.14	—
Indenture dated June 16, 2004 among Pacific Energy Partners, L.P. and Pacific Energy Finance Corporation, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee of the 7 1/8% senior notes due 2014 (incorporated by reference to Exhibit 4.21 to Pacific's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
4.15	—
First Supplemental Indenture dated March 3, 2005 among Pacific Energy Partners, L.P. and Pacific Energy Finance Corporation, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee of the 7 1/8% senior notes due 2014 (incorporated by reference to Exhibit 4.1 to Pacific's Current Report on Form 8-K filed March 9, 2005).
4.16	—
Second Supplemental Indenture dated September 23, 2005 among Pacific Energy Partners, L.P. and Pacific Energy Finance Corporation, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee of the 7 1/8% senior notes due 2014 (incorporated by reference to Exhibit 4.17 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
4.17	—
Third Supplemental Indenture dated November 15, 2006 to Indenture dated as of June 16, 2004, among PAA, Pacific Energy Finance Corporation, PEG Canada GP LLC, Pacific Energy Group LLC, PEG Canada, L.P., Pacific Marketing and Transportation LLC, Rocky Mountain Pipeline System LLC, Ranch Pipeline LLC, Pacific Atlantic Terminals LLC, Pacific L.A. Marine Terminal LLC, Rangeland Pipeline Company, Aurora Pipeline Company Ltd., Rangeland Pipeline Partnership, Rangeland Northern Pipeline Company, Rangeland Marketing Company, Plains Marketing, L.P., Plains Pipeline, L.P., Plains Marketing GP Inc., Plains Marketing Canada LLC, Plains Marketing Canada, L.P., PMC (Nova Scotia) Company, Basin Holdings GP LLC, Basin Pipeline Holdings, L.P., Rancho Holdings GP LLC, Rancho Pipeline Holdings, L.P., Plains LPG Services GP LLC, Plains LPG Services, L.P., Lone Star Trucking, LLC, Plains Marketing International GP LLC, Plains Marketing International L.P., Plains LPG Marketing, L.P., PAA Finance Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.2 to PAA's Current Report on Form 8-K filed November 21, 2006).
4.18	—
Indenture dated September 23, 2005 among Pacific Energy Partners, L.P. and Pacific Energy Finance Corporation, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee of the 6 1/4% senior notes due 2015 (incorporated by reference to Exhibit 4.1 to Pacific's Current Report on Form 8-K filed September 28, 2005).

4.19	—
First Supplemental Indenture dated November 15, 2006 to Indenture dated as of September 23, 2005, among PAA, Pacific Energy Finance Corporation, PEG Canada GP LLC, Pacific Energy Group LLC, PEG Canada, L.P., Pacific Marketing and Transportation LLC, Rocky Mountain Pipeline System LLC, Ranch Pipeline LLC, Pacific Atlantic Terminals LLC, Pacific L.A. Marine Terminal LLC, Rangeland Pipeline Company, Aurora Pipeline Company Ltd., Rangeland Pipeline Partnership, Rangeland Northern Pipeline Company, Rangeland Marketing Company, Plains Marketing, L.P., Plains Pipeline, L.P., Plains Marketing GP Inc., Plains Marketing Canada LLC, Plains Marketing Canada, L.P., PMC (Nova Scotia) Company, Basin Holdings GP LLC, Basin Pipeline Holdings, L.P., Rancho Holdings GP LLC, Rancho Pipeline Holdings, L.P., Plains LPG Services GP LLC, Plains LPG Services, L.P., Lone Star Trucking, LLC, Plains Marketing International GP LLC, Plains Marketing International L.P., Plains LPG Marketing, L.P., PAA Finance Corp. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.3 to PAA's Current Report on Form 8-K filed November 21, 2006).
5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.
8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.
10.1*	—	Form of Administrative Agreement.
10.2*	—	Form of Contribution Agreement.
10.3	—
Second Amended and Restated Credit Agreement dated as of July 31, 2006 by and among PAA, as US Borrower; PMC (Nova Scotia) Company and Plains Marketing Canada, L.P., as Canadian Borrowers; Bank of America, N.A., as Administrative Agent; Bank of America, N.A., acting through its Canada Branch, as Canadian Administrative Agent; Wachovia Bank, National Association and JPMorgan Chase Bank, N.A., as Co-Syndication Agents; Fortis Capital Corp., Citibank, N.A., BNP Paribas, UBS Securities LLC, SunTrust Bank, and The Bank of Nova Scotia, as Co-Documentation Agents; the Lenders party thereto; and Banc of America Securities LLC and Wachovia Capital Markets, LLC, as Joint Lead Arrangers and Joint Book Managers (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed August 4, 2006).
10.4	—
Restated Credit Facility (Uncommitted Senior Secured Discretionary Contango Facility) dated November 19, 2004 among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed November 24, 2004).
10.5	—
Amended and Restated Crude Oil Marketing Agreement, dated as of July 23, 2004, among Plains Resources Inc., Calumet Florida Inc. and Plains Marketing, L.P. (incorporated by reference to Exhibit 10.2 to PAA's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
10.6	—
Amended and Restated Omnibus Agreement, dated as of July 23, 2004, among Plains Resources Inc., PAA, Plains Marketing, L.P., Plains Pipeline, L.P. and Plains All American GP LLC (incorporated by reference to Exhibit 10.3 to PAA's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
10.7	—
Contribution, Assignment and Amendment Agreement, dated as of June 27, 2001, among PAA, Plains Marketing, L.P., All American Pipeline, L.P., Plains AAP, L.P., Plains All American GP LLC and Plains Marketing GP Inc. (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed June 27, 2001).
10.8	—
Contribution, Assignment and Amendment Agreement, dated as of June 8, 2001, among PAA, Plains AAP, L.P. and Plains All American GP LLC (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed June 11, 2001).

10.9	—
Separation Agreement, dated as of June 8, 2001 among Plains Resources Inc., Plains All American Inc., Plains All American GP LLC, Plains AAP, L.P. and PAA (incorporated by reference to Exhibit 10.2 to PAA's Current Report on Form 8-K filed June 11, 2001).
10.10	—
Pension and Employee Benefits Assumption and Transition Agreement, dated as of June 8, 2001 among Plains Resources Inc., Plains All American Inc. and Plains All American GP LLC (incorporated by reference to Exhibit 10.3 to PAA's Current Report on Form 8-K filed June 11, 2001).
10.11	—	Plains All American GP LLC 2005 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed January 26, 2005).
10.12	—
Plains All American GP LLC 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-8, File No. 333-74920) as amended June 27, 2003 (incorporated by reference to Exhibit 10.1 to PAA's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.13	—	Plains All American 2001 Performance Option Plan (incorporated by reference to Exhibit 99.2 to PAA's Registration Statement on Form S-8, File No. 333-74920).
10.14	—
Amended and Restated Employment Agreement between Plains All American GP LLC and Greg L. Armstrong dated as of June 30, 2001 (incorporated by reference to Exhibit 10.1 to PAA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.15	—
Amended and Restated Employment Agreement between Plains All American GP LLC and Harry N. Pefanis dated as of June 30, 2001 (incorporated by reference to Exhibit 10.2 to PAA's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.16	—
Asset Purchase and Sale Agreement dated February 28, 2001 between Murphy Oil Company Ltd. and Plains Marketing Canada, L.P. (incorporated by reference to Exhibit 99.1 to PAA's Current Report on Form 8-K filed May 10, 2001).
10.17	—
Transportation Agreement dated July 30, 1993, between All American Pipeline Company and Exxon Company, U.S.A. (incorporated by reference to Exhibit 10.9 to PAA's Registration Statement on Form S-1, File No. 333-64107).
10.18	—
Transportation Agreement dated August 2, 1993, among All American Pipeline Company, Texaco Trading and Transportation Inc., Chevron U.S.A. and Sun Operating Limited Partnership (incorporated by reference to Exhibit 10.10 to PAA's Registration Statement on Form S-1, File No. 333-64107).
10.19	—
First Amendment to Contribution, Conveyance and Assumption Agreement dated as of December 15, 1998 (incorporated by reference to Exhibit 10.13 to PAA's Annual Report on Form 10-K for the year ended December 31, 1998).
10.20	—
Agreement for Purchase and Sale of Membership Interest in Scurlock Permian LLC between Marathon Ashland LLC and Plains Marketing, L.P. dated as of March 17, 1999 (incorporated by reference to Exhibit 10.16 to PAA's Annual Report on Form 10-K for the year ended December 31, 1998).
10.21	—	Plains All American Inc. 1998 Management Incentive Plan (incorporated by reference to Exhibit 10.5 to PAA's Annual Report on Form 10-K for the year ended December 31, 1998).
10.22	—	PMC (Nova Scotia) Company Bonus Program (incorporated by reference to Exhibit 10.20 to PAA's Annual Report on Form 10-K for the year ended December 31, 2004).
10.23	—	Quarterly Bonus Summary (incorporated by reference to Exhibit 10.21 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.24	—	Directors' Compensation Summary for Plains All American GP LLC (incorporated by reference to Exhibit 10.22 to PAA's Annual Report on Form 10-K for the year ended December 21, 2006).

10.25	—
Master Railcar Leasing Agreement dated as of May 25, 1998 (effective June 1, 1998), between Pivotal Enterprises Corporation and CANPET Energy Group, Inc., (incorporated by reference to Exhibit 10.16 to PAA's Annual Report on Form 10-K for the year ended December 31, 2001).
10.26	—	Form of LTIP Grant Letter (Armstrong/Pefanis) (incorporated by reference to Exhibit 10.24 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.27	—	Form of LTIP Grant Letter (executive officers) (incorporated by reference to Exhibit 10.3 to PAA's Current Report on Form 8-K filed April 1, 2005).
10.28	—	Form of LTIP Grant Letter (independent directors) (incorporated by reference to Exhibit 10.3 to PAA's Current Report on Form 8-K filed February 23, 2005).
10.29	—	Form of LTIP Grant Letter (designated directors) (incorporated by reference to Exhibit 10.4 to PAA's Current Report on Form 8-K filed February 23, 2005).
10.30	—	Form of LTIP Grant Letter (payment to entity) (incorporated by reference to Exhibit 10.5 to PAA's Current Report on Form 8-K filed February 23, 2005).
10.31	—	Form of Option Grant Letter (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed April 1, 2005).
10.32	—
Administrative Services Agreement between Plains All American Pipeline Company and Vulcan Energy Corporation, dated October 14, 2005 (incorporated by reference to Exhibit 1.1 to PAA's Current Report on Form 8-K filed October 19, 2005).
10.33	—
Amended and Restated Limited Liability Company Agreement of PAA/Vulcan Gas Storage, LLC, dated September 13, 2005 (incorporated by reference to Exhibit 1.1 to PAA's Current Report on Form 8-K filed September 19, 2005).
10.34	—
First Amendment dated May 9, 2006 to the Amended and Restated Limited Liability Company Agreement of PAA/Vulcan Gas Storage, LLC dated September 13, 2005 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 15, 2006).
10.35	—
Membership Interest Purchase Agreement by and between Sempra Energy Trading Corp. and PAA/Vulcan Gas Storage, LLC, dated August 19, 2005 (incorporated by reference to Exhibit 1.2 to PAA's Current Report on Form 8-K filed September 19, 2005).
10.36**	—
Waiver Agreement dated as of August 12, 2005 between Plains All American GP LLC and Greg L. Armstrong (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed August 16, 2005).
10.37**	—
Waiver Agreement dated as of August 12, 2005 between Plains All American GP LLC and Harry N. Pefanis (incorporated by reference to Exhibit 10.2 to PAA's Current Report on Form 8-K filed August 16, 2005).
10.38	—
Excess Voting Rights Agreement dated as of August 12, 2005 between Vulcan Energy GP Holdings Inc. and Plains All American GP LLC (incorporated by reference to Exhibit 10.3 to PAA's Current Report on Form 8-K filed August 16, 2005).
10.39	—
Excess Voting Rights Agreement dated as of August 12, 2005 between Lynx Holdings I, LLC and Plains All American GP LLC (incorporated by reference to Exhibit 10.4 to PAA's Current Report on Form 8-K filed August 16, 2005).
10.40	—
First Amendment dated as of April 20, 2005 to Restated Credit Agreement, by and among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed April 21, 2005).

10.41	—
Second Amendment dated as of May 20, 2005 to Restated Credit Agreement, by and among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed May 12, 2005).
10.42	—
Third Amendment dated as of November 4, 2005 to Restated Credit Agreement, by and among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.41 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.43	—
Fourth Amendment dated as of November 16, 2006 to Restated Credit Agreement, by and among Plains Marketing, L.P., Bank of America, N.A., as Administrative Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.42 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
10.44**	—	Form of LTIP Grant Letter (executive officers) (incorporated by reference to Exhibit 10.39 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.45**	—
Employment Agreement between Plains All American GP LLC and John vonBerg dated December 18, 2001 (incorporated by reference to Exhibit 10.40 to PAA's Annual Report on Form 10-K for the year ended December 31, 2005).
10.46**	—	Form of LTIP Grant Letter (audit committee members) (incorporated by reference to Exhibit 10.1 to PAA's Current Report on Form 8-K filed August 23, 2006).
10.47**	—	Plains All American PPX Successor Long-Term Incentive Plan (incorporated by reference to Exhibit 10.45 to PAA's Annual Report on Form 10-K for the year ended December 31, 2006).
10.48**	—	Form of LTIP Grant Letters (executive officers)—February 2007 awards (incorporated by reference to Exhibit 10.7 to PAA's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).
10.49	—	First Amendment dated July 31, 2007 to PAA's Second Amended and Restated Credit Agreement (incorporated by reference to Exhibit 10.1 to PAA's current report on Form 8-K filed August 6, 2007).
10.50*/**	—	Form of Plains GP Holdings, L.P. Long-Term Incentive Plan.
10.51**	—	Plains AAP, L.P. Class B Restricted Units Agreement (incorporated by reference to Exhibit 10.2 to PAA's Current Report on Form 8-K filed August 31, 2007).
21.1*	—	List of Subsidiaries of Plains GP Holdings, L.P.
23.1	—	Consent of PricewaterhouseCoopers LLP
23.2	—	Consent of KPMG LLP
23.3*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.4*	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1	—	Powers of Attorney (contained on page II-3)

*
To be filed by amendment.

**
Management compensatory plan or arrangement.